As filed with the Securities and Exchange Commission on September 30, 2020
Registration No. 333-[•]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
THE PECK COMPANY HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware	4932	47-2150172
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4050 Williston Road, #511
South Burlington, Vermont 05403
(802) 658-3378
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Jeffrey Peck, President and Chief Executive Officer
The Peck Company Holdings, Inc.
4050 Williston Road, #511
South Burlington, VT 05403
(802) 658-3378
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
H. Kenneth Merritt, Jr., Esq. Merritt & Merritt 60 Lake Street, 2nd Floor P.O. Box 5839 Burlington, VT 05402 (802) 658-7830	Charles F. Cargile Chairman Sunworks, Inc. 1030 Winding Creek Road, Suite 100 Roseville, CA 95678 (916) 409-6900	Christopher D. Ivey, Esq. Jason Lee, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite1600 Newport Beach, CA 92660 (949) 725-4121
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.0001 share	3,707,863(1)	N/A	$41,738,769.92(2)	$5,417.69(3)
(1)
The number of shares of Common Stock, par value $0.0001 per share (“Peck Common Stock”), of the registrant being registered upon completion of the merger of a wholly-owned subsidiary of the registrant with and into Sunworks, Inc. (“Sunworks”) described in the Joint Proxy Statement/Prospectus contained herein is based upon an estimate of the maximum number of shares of Common Stock of Sunworks, par value $0.001 per share (“Sunworks Common Stock”), presently outstanding or issuable or expected to be issued in connection with the merger.

(2)
Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”) and calculated in accordance with Rules 457(c) and 457(f)(1) promulgated under the Securities Act. The proposed maximum aggregate offering price is solely for the purpose of calculating the registration fee and was calculated based upon the market value of shares of stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (a) $2.51, the average of the high and low prices per share of Sunworks Common Stock on September 25, 2020, as quoted on NASDAQ and (b) 16,628,992, the estimated maximum number of shares of Sunworks Common Stock that may be exchanged for the shares of Peck Common Stock being registered;

(3)	Computed in accordance with Section 6(b) of the Securities Act at a rate equal to $129.80 per $1,000,000 of the proposed maximum aggregate offering price.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Joint Proxy Statement/Prospectus is not complete and may be changed. A Registration Statement relating to the securities described in this Joint Proxy Statement/Prospectus has been filed with the U.S. Securities and Exchange Commission. We may not sell the securities offered by this Joint Proxy Statement/Prospectus until the Registration Statement filed with the U.S. Securities and Exchange Commission is effective. This Joint Proxy Statement/ Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2020
MERGER AND SHARE ISSUANCE PROPOSED—YOUR VOTE IS VERY IMPORTANT
Dear Peck and Sunworks Stockholders:
On August 10, 2020, The Peck Company Holdings, Inc., a Delaware corporation (“Peck”), Peck Mercury, Inc., a Delaware corporation and a wholly-owned subsidiary of Peck (“Merger Sub”), and Sunworks, Inc., a Delaware corporation (“Sunworks”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) pursuant to which, subject to approval of Peck’s stockholders and Sunworks’ stockholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Peck will acquire Sunworks in a stock-for-stock merger (the “Merger”). In order to effect the Merger, Merger Sub will merge with and into Sunworks, with Sunworks surviving the Merger and becoming a wholly-owned subsidiary of Peck.
If the Merger is completed, each share of Sunworks Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), except for certain specified shares, will be converted into the right to receive 0.185171 (the “Exchange Ratio”) fully paid and nonassessable shares of Peck Common Stock (subject to certain adjustments) and, if applicable, substituting cash in lieu of fractional shares, less any applicable withholding taxes (the “Merger Consideration”). The Exchange Ratio will not be adjusted for changes in the market price of either Peck Common Stock or Sunworks Common Stock between the dates of the signing of the Merger Agreement and the completion of the Merger. If the Merger is completed, Peck stockholders will continue to own their existing shares of Peck Common Stock, which will not be adjusted or otherwise changed by the Merger. For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”). Provided the Merger qualifies as a “reorganization”, U.S. holders of shares of Sunworks Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Peck Common Stock in exchange for Sunworks Common Stock in the Merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Peck Common Stock). For more details on the Merger Consideration, see the sections entitled “The Merger Agreement—Merger Consideration” and “Material U.S. Federal Income Tax Consequences of the Merger” beginning on pages 148 and 166, respectively, of the accompanying Joint Proxy Statement/Prospectus.
Peck Common Stock is traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PECK”, and Sunworks Common Stock is traded on Nasdaq under the symbol “SUNW.” As of September [•], 2020, the last completed trading day before the date of the accompanying Joint Proxy Statement/Prospectus, the last reported sales price of Peck Common Stock at the end of regular trading hours, as reported on Nasdaq, was $[•] per share, and the last reported sales price of Sunworks Common Stock at the end of regular trading hours, as reported on Nasdaq, was $[•] per share. Because the Merger Consideration is payable in a fixed number of shares of Peck Common Stock, with each share of Sunworks Common Stock being exchanged for 0.185171 shares of Peck Common Stock (subject to certain adjustments), the implied value of the Merger Consideration to be received in exchange for each share of Sunworks Common Stock will fluctuate based on the market price of Peck Common Stock until the completion of the Merger. As a result, the value of the per share Merger Consideration that Sunworks stockholders will be entitled to receive upon completion of the Merger could be greater than, less than or the same as the value of the Merger Consideration on the date of the accompanying Joint Proxy Statement/Prospectus. Accordingly, Peck and Sunworks urge you to obtain updated market quotations for Peck Common Stock before deciding whether to vote for the proposals presented in the accompanying Joint Proxy Statement/Prospectus.
Based on the number of shares of Sunworks Common Stock outstanding as of the Sunworks Record Date (as defined below), and the number of shares of Peck Common Stock outstanding as of the Peck Record Date (as defined below), we estimate that, immediately following completion of the Merger, former holders of Sunworks Common Stock will own approximately 36.54% of the outstanding Common Stock of Peck, and pre-Merger holders of Peck Common Stock will own approximately 63.46% of the outstanding Common Stock of Peck.
Each of Peck and Sunworks is holding a virtual Special Meeting of its Stockholders to vote on the proposals necessary to complete the Merger. In light of the ongoing COVID-19 pandemic, Peck and Sunworks have each chosen to hold an exclusively virtual Special Meeting rather than an in-person meeting to minimize the health and safety risks of holding an in-person meeting and to allow for greater access to those who may want to attend. Information about each virtual Special Meeting, the Merger and the other business to be considered by stockholders at each virtual Special Meeting is contained in the accompanying Joint Proxy Statement/Prospectus. Any stockholder entitled to attend and vote at the applicable virtual Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Peck Common Stock or Sunworks Common Stock. We urge you to read the accompanying Joint Proxy Statement/Prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 24 of the accompanying Joint Proxy Statement/Prospectus before making any voting decisions.
Your vote is very important regardless of the number of shares of Peck Common Stock or Sunworks Common Stock that you own. The Merger cannot be completed unless (1) Peck stockholders approve the issuance of Peck Common Stock to Sunworks stockholders in connection with the Merger and (2) Sunworks’ stockholders adopt the Merger Agreement.
The Peck Board of Directors unanimously recommends that Peck stockholders vote “FOR” each of the proposals to be considered at the Peck virtual Special Meeting. The Sunworks Board of Directors unanimously recommends that Sunworks stockholders vote “FOR” each of the proposals to be considered at the Sunworks virtual Special Meeting.
Whether or not you plan to attend the Peck virtual Special Meeting or the Sunworks virtual Special Meeting, please submit your proxy as soon as possible to make sure that your shares are represented at the applicable virtual Special Meeting.
Jeffrey Peck	Charles F. Cargile
Chairman and Chief Executive Officer	Chairman
The Peck Company Holdings, Inc.	Sunworks, Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the other transactions described in the accompanying Joint Proxy Statement/Prospectus or the securities to be issued in connection with the Merger or determined if the accompanying Joint Proxy Statement/Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying Joint Proxy Statement/Prospectus is dated [•], 2020 and is first being mailed to Peck stockholders and Sunworks stockholders on or about [•], 2020.

THE PECK COMPANY HOLDINGS, INC.
4050 Williston Road, #511, South Burlington, Vermont 05403
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held at [•] Eastern Time on [•], 2020
Dear The Peck Company Holdings, Inc. Stockholders:
Notice is hereby given that The Peck Company Holdings, Inc. (“Peck”), will hold a virtual Special Meeting of its stockholders (the “Peck Special Meeting”), exclusively online via live audio-only webcast on [•], 2020 at [•] Eastern Time.
There will not be a physical meeting location. The Peck Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/PECK2020SM, where you will be able to attend the Peck Special Meeting live, have an opportunity to submit questions, and vote online. We encourage you to allow ample time for online check-in which begins at [•] Eastern Time. Please note that you will not be able to attend the Peck Special Meeting in person. We are holding the Peck Special Meeting to consider the following proposals:
1.
Approval of the Peck Share Issuance. To vote on a proposal to approve the issuance of shares of Peck Common Stock, par value $0.0001 per share, to Sunworks stockholders in connection with the Merger contemplated by the Agreement and Plan of Merger, dated as of August 10, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Peck, Peck Mercury, Inc. and Sunworks, Inc. (the “Peck Share Issuance Proposal”); and

2.
Adjournment of the Peck Virtual Special Meeting. To vote on a proposal to approve the adjournment of the Peck Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Peck Special Meeting to approve the Peck Share Issuance Proposal (the “Peck Adjournment Proposal”).

Peck will transact no other business at the Peck Special Meeting, except such business as may properly be brought before the Peck Special Meeting or any adjournment or postponement thereof. Please refer to the Joint Proxy Statement/Prospectus of which this Notice is a part for further information with respect to the business to be transacted at the Peck Special Meeting.
The Peck Board of Directors (the “Peck Board”) has fixed the close of business on [•], 2020 as the Record Date for the Peck Special Meeting (the “Peck Record Date”). Only Peck stockholders of record as of the Peck Record Date are entitled to receive notice of, and to vote at, the Peck Special Meeting or any adjournment or postponement thereof.
Completion of the Merger is conditioned on, among other things, approval of the Peck share issuance proposal by the Peck stockholders, which requires the affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting and entitled to vote on the Peck Share Issuance Proposal.
The Peck Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Peck share issuance, are advisable and fair to and in the best interests of Peck, and unanimously recommends that Peck stockholders vote:
•	“FOR” the Peck Share Issuance Proposal; and
•	“FOR” the Peck Adjournment Proposal.
Your vote is very important regardless of the number of shares of Peck Common Stock that you own. In order to approve the Peck Share Issuance Proposal, the votes cast in favor of the Peck Share Issuance Proposal must represent a majority of the voting power of the shares present or represented by proxy at the Peck Special Meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote against the Peck Share Issuance Proposal.
You are cordially invited to attend the Peck Special Meeting. The Peck Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/PECK2020SM, where you will be able to listen to the Peck Special Meeting live, have an opportunity to submit questions and vote online. Whether or not you expect to attend the Peck Special Meeting, to ensure your representation at the Peck Special Meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the enclosed Peck Proxy Card, (2) calling the toll-free number listed on the enclosed Peck Proxy card or (3) submitting your enclosed Peck Proxy Card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from attending by means of remote communication the Peck Special Meeting and voting at the Peck Special Meeting, but it will help to ensure that a quorum is present and avoid added solicitation costs. Any holder of record of Peck Common Stock as of the Peck Record Date who attends the Peck Special Meeting may vote virtually at the Peck Special Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Peck Special Meeting in the manner described in the accompanying Joint Proxy Statement/Prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by your bank, broker or other nominee.
If you own shares in street name through an account with a bank, broker or other nominee, please follow the voting instructions provided to you by that nominee in order to vote your shares.
The accompanying Joint Proxy Statement/Prospectus provides a detailed description of the Merger and the Merger Agreement and the other matters to be considered at the Peck Special Meeting. We urge you to carefully read this Joint Proxy Statement/Prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning either of the proposals in this Notice, the Merger or the accompanying Joint Proxy Statement/Prospectus, would like additional copies or need help voting your shares of Peck Common Stock, please contact Peck’s Corporate Secretary, Mr. Michael d’Amato at mdamato@peckcompany.com:
By Order of the Board of Directors,
[•], 2020

SUNWORKS, INC.
1030 Winding Creek Road, Suite 100
Roseville, CA 95678
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held at [•] Pacific Time on [•], 2020
Dear Stockholders of Sunworks, Inc.:
Notice is hereby given that Sunworks, Inc. (“Sunworks”), will hold a virtual Special Meeting of its stockholders (the “Sunworks Special Meeting”) exclusively online via live audio-only webcast on [•], 2020 at [•] Pacific Time.
There will not be a physical meeting location. The Sunworks Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/SUNW2020SM, where you will be able to attend the Sunworks Special Meeting live, have an opportunity to submit questions, and vote online. We encourage you to allow ample time for online check-in, which will open at [•] Pacific Time. Please note that you will not be able to attend the Sunworks Special Meeting in person. We are holding the Sunworks Special Meeting to consider the following proposals:
1.
Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of August 10, 2020, as it may be amended from time to time (the “Merger Agreement”), which is further described in the accompanying Joint Proxy statement/Prospectus, including in the section entitled “The Merger Agreement” beginning on page 148 of the accompanying Joint Proxy Statement/Prospectus, and a copy of which is attached as Annex A to the accompanying Joint Proxy Statement/Prospectus (the “Sunworks Merger Proposal”); and

2.
Adjournment of the Sunworks Special Meeting. To vote on a proposal to approve the adjournment of the Sunworks Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Sunworks Special Meeting to approve the Sunworks Merger Proposal (the “Sunworks Adjournment Proposal”).

Sunworks will transact no other business at the Sunworks Special Meeting, except such business as may properly be brought before the Sunworks Special Meeting or any adjournment or postponement thereof. Please refer to the Joint Proxy Statement/Prospectus of which this Notice is a part for further information with respect to the business to be transacted at the Sunworks Special Meeting.
The Sunworks Board of Directors (the “Sunworks Board”), has fixed the close of business on [•], 2020 as the Record Date for the Sunworks Special Meeting (“the Sunworks Record Date”). Only Sunworks stockholders of record as of the Sunworks Record Date are entitled to receive notice of, and to vote at, the Sunworks Special Meeting or any adjournment or postponement thereof.
Completion of the Merger is conditioned on, among other things, approval of the Sunworks Merger Proposal by the Sunworks stockholders, which requires the affirmative vote of the holders a majority of all the shares of Sunworks Common Stock outstanding as of the close of business on the Sunworks Record Date and entitled to vote on the Sunworks Merger Proposal.
The Sunworks Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Sunworks and its stockholders, and unanimously recommends that Sunworks stockholders vote:
•	“FOR” the Sunworks Merger Proposal; and
•	“FOR” the Sunworks Adjournment Proposal.
Your vote is very important regardless of the number of shares of Sunworks Common Stock that you own. In order to approve the Sunworks Merger Proposal, the votes cast in favor of the Sunworks Merger Proposal must represent a majority of the shares of Sunworks Common Stock outstanding as of the close of business on the Sunworks Record Date. Accordingly, abstentions will have the same effect as a vote against the Sunworks Merger Proposal.

You are cordially invited to attend the Sunworks Special Meeting. The Sunworks Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/SUNW2020SM, where you will be able to listen to the Sunworks Special Meeting live, have an opportunity to submit questions and vote online. Whether or not you expect to attend the Sunworks Special Meeting, to ensure your representation at the Sunworks Special Meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the enclosed Sunworks Proxy Card, (2) calling the toll-free number listed on the enclosed Sunworks Proxy Card or (3) submitting your enclosed Sunworks Proxy Card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from attending by means of remote communication the Sunworks Special Meeting and voting at the Sunworks Special Meeting, but it will help to ensure that a quorum is present and avoid added solicitation costs. Any holder of record of Sunworks Common Stock as of the Sunworks Record Date who attends the Sunworks Special Meeting may vote virtually at the Sunworks Special Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Sunworks Special Meeting in the manner described in the accompanying Joint Proxy Statement/Prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by your bank, broker or other nominee.
If you own shares in street name through an account with a bank, broker or other nominee, please follow the voting instructions provided to you by that nominee in order to vote your shares.
The accompanying Joint Proxy Statement/Prospectus provides a detailed description of the Merger and the Merger Agreement and the other matters to be considered at the Sunworks Special Meeting. We urge you to carefully read this Joint Proxy Statement/Prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning either of the proposals in this Notice, the Merger or the accompanying Joint Proxy Statement/Prospectus, would like additional copies or need help voting your shares of Sunworks Common Stock, please contact Sunworks’ proxy solicitor:
D.F. King & Co., Inc.
48 Wall Street – 22nd Floor
New York, New York 10005
Stockholders may call toll-free: 866-521-4487
Banks and Brokers may call: 212-269-5550
Email: sunworks@dfking.com
By Order of the Board of Directors,

Charles F. Cargile Chairman

[•], 2020

ADDITIONAL INFORMATION
The accompanying Joint Proxy Statement/Prospectus incorporates by reference important business and financial information about Peck and Sunworks from other documents that are not included in or delivered with the accompanying Joint Proxy Statement/Prospectus. For a listing of the documents incorporated by reference into the accompanying Joint Proxy Statement/Prospectus, see the section entitled “Where You Can Find More Information” beginning on page 204 of the accompanying Joint Proxy Statement/Prospectus.
You can obtain any of the documents incorporated by reference into the Joint Proxy Statement/Prospectus without charge by requesting them in writing or by telephone as follows:
For Peck Stockholders: The Peck Company Holdings, Inc. 4050 Williston Road, #511 South Burlington, Vermont 05403 Attention: Investor Relations (802) 658-3378 mdamato@peckcomany.com	For Sunworks Stockholders: Sunworks, Inc. 1030 Winding Creek Road, Suite 100, Roseville, California 95678 Attention: Investor Relations (916) 409-6900 proxyinfo@sunworksusa.com
To receive timely delivery of the documents in advance of the Peck Special Meeting and the Sunworks Special Meeting, you should make your request no later than [•], 2020.
You may also obtain any of the documents incorporated by reference into the accompanying Joint Proxy Statement/Prospectus without charge through the Securities and Exchange Commission (the “SEC”) website at www.sec.gov. In addition, you may obtain copies of documents filed by Peck with the SEC on Peck’s Internet website at www.peckcompany.com, under the tab “Investors” or by contacting Peck’s Corporate Secretary at The Peck Company Holdings, Inc., 4050 Williston Road, #511, South Burlington, Vermont 05403 or by calling (802) 658-3378. You may also obtain copies of documents filed by Sunworks with the SEC on Sunworks’ Internet website at www.sunworksusa.com, under the tab “Investor Relations” or by contacting Sunworks’ Secretary at Sunworks, Inc., 1030 Winding Creek Road, Suite 100, Roseville, California 95678 or by calling (916) 409-6900.
We are not incorporating the contents of the websites of the SEC, Peck, Sunworks or any other entity or any other website into the accompanying Joint Proxy Statement/Prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into the accompanying Joint Proxy Statement/Prospectus at these websites only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This Joint Proxy Statement/Prospectus, which forms part of a Registration Statement on Form S-4 filed with the SEC by Peck (File No. [•]), constitutes a Prospectus of Peck under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Common Stock, par value $0.0001 per share, of Peck to be issued to Sunworks stockholders pursuant to the Merger Agreement. This document also constitutes a Joint Proxy Statement of each of Peck and Sunworks under Section 14(a) of the Securities Exchange Act of 1934, as amended. It also constitutes a Notice of Meeting with respect to the Peck Special Meeting, at which Peck stockholders will be asked to consider and vote upon the Peck Share Issuance Proposal and another proposal, and constitutes a Notice of Meeting with respect to the Sunworks Special Meeting, at which Sunworks stockholders will be asked to consider and vote upon the Sunworks Merger Proposal and another proposal.
Peck has supplied all information contained or incorporated by reference into this Joint Proxy Statement/Prospectus relating to Peck and Peck Mercury, Inc. and Sunworks has supplied all information contained or incorporated by reference into this Joint Proxy Statement/Prospectus relating to Sunworks.
You should rely only on the information contained in or incorporated by reference into this Joint Proxy Statement/Prospectus. Peck and Sunworks have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated as of the date set forth above on the cover page of this Joint Proxy Statement/Prospectus, and you should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this Joint Proxy Statement/Prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this Joint Proxy Statement/Prospectus to Peck stockholders or Sunworks stockholders nor the issuance by Peck of shares of Peck Common Stock pursuant to the Merger Agreement will create any implication to the contrary.
This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS
The following questions and answers briefly address some commonly asked questions about the Merger, the Merger Agreement, the transactions contemplated by the Merger Agreement, the Peck Special Meeting and the Sunworks Special Meeting. They may not include all the information that is important to Peck stockholders and Sunworks stockholders. Peck stockholders and Sunworks stockholders should carefully read this entire Joint Proxy Statement/Prospectus, including the annexes and the other documents referred to herein.
Q:	What is the Merger?
A:
Peck, Merger Sub and Sunworks have entered into a Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus. The Merger Agreement contains the terms and conditions of the proposed merger involving Peck and Sunworks, whereby Peck will acquire Sunworks in a stock-for-stock merger. Under the Merger Agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the Merger Agreement and described hereafter, in each case prior to the completion of the Merger, Merger Sub will merge with and into Sunworks, with Sunworks surviving the Merger and becoming a wholly-owned subsidiary of Peck (the “Merger”). As a result of the Merger, shares of Sunworks will no longer be publicly traded and may be delisted from The Nasdaq Stock Market LLC (“Nasdaq”), and may be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	Why am I receiving these materials?
A:
You are receiving this Joint Proxy Statement/Prospectus to help you decide how to vote your shares of Peck Common Stock or Sunworks Common Stock with respect to the Peck Share Issuance Proposal or the Sunworks Merger Proposal, respectively, and other matters to be considered at the Special Meetings.

The Merger cannot be completed unless, among other things, (1) Peck stockholders approve the issuance of Peck Common Stock to Sunworks stockholders in connection with the Merger at the Peck Special Meeting and (2) Sunworks stockholders adopt the Merger Agreement at the Sunworks Special Meeting.
This Joint Proxy Statement/Prospectus constitutes both a Joint Proxy Statement of Peck and Sunworks and a Prospectus of Peck. It is a Joint Proxy Statement because each of the Peck Board of Directors (the “Peck Board”) and the Sunworks Board of Directors (the “Sunworks Board”) is soliciting proxies from its stockholders. It is a prospectus because Peck will issue shares of its Common Stock in exchange for outstanding shares of Sunworks Common Stock in the Merger if the Merger is consummated. Information about the Peck Special Meeting, the Sunworks Special Meeting, the Merger, the Merger Agreement and the other business to be considered by Peck stockholders at the Peck Special Meeting and Sunworks stockholders at the Sunworks Special Meeting is contained in this Joint Proxy Statement/Prospectus. Peck stockholders and Sunworks stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Peck stockholders and Sunworks stockholders to vote their shares by proxy without attending the applicable Special Meeting.
Q:	What will Sunworks stockholders receive in the Merger?
A:
If the Merger is completed, each share of Sunworks Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, which is the right to receive 0.185171 fully paid and nonassessable shares of Peck Common Stock (subject to possible adjustment, as set forth in the Merger Agreement), and, if applicable, cash in lieu of fractional shares, less any applicable withholding taxes. The Merger Consideration is described in more detail in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 148 of this Joint Proxy Statement/Prospectus.

Q:	What will Peck stockholders receive in the Merger?
A:	Peck stockholders will not receive any Merger Consideration, and their shares of Peck Common Stock will remain outstanding.
Q:	What respective equity stakes will Peck stockholders and Sunworks stockholders hold in Peck immediately following the Merger?
A:	Based on the number of shares of Peck Common Stock and Sunworks Common Stock outstanding as of the Peck Record Date and the Sunworks Record Date, respectively, we estimate that, immediately following completion of the Merger, pre-Merger holders of Peck Common Stock will own approximately 63.46% of the outstanding Common Stock of Peck and former holders of Sunworks Common Stock will own approximately 36.54% of the outstanding Common Stock of Peck. The exact equity stake of Peck stockholders and Sunworks stockholders in Peck immediately following the Merger will depend on the number of shares of Peck Common Stock and Sunworks Common Stock issued and outstanding immediately prior to the Merger.
Q:	Will the market value of the Merger Consideration change between the date of this Joint Proxy Statement/Prospectus and the time the Merger is completed?
A:
Yes. Although the number of shares of Peck Common Stock that holders of Sunworks Common Stock will receive is fixed, the market value of the Merger Consideration will fluctuate between the date of this Joint Proxy Statement/Prospectus and the completion of the Merger based upon the trading price of shares of Peck Common Stock. Any fluctuation in the trading price of shares of Peck Common Stock after the date of this Joint Proxy Statement/Prospectus will change the market value of the shares of Peck Common Stock that holders of Sunworks Common Stock will receive.

Q:	When do Peck and Sunworks expect to complete the transaction?
A:
Peck and Sunworks are working to complete the transaction as soon as practicable. We currently expect that the Merger will be completed in the fourth quarter of 2020. Neither Peck nor Sunworks can predict, however, the actual date on which the Merger will be completed because it is subject to conditions beyond each company’s control.

See the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 161 of this Joint Proxy Statement/Prospectus.
Q:	What matters will be considered at each of the Special Meetings?
A:	Peck stockholders are being asked to vote on the following proposals:
•
Approval of the Peck Share Issuance. To vote on a proposal to approve the issuance of Peck Common Stock, par value $0.0001 per share, to Sunworks stockholders in connection with the Merger Agreement (the “Peck Share Issuance Proposal”); and

•
Adjournment of the Peck Virtual Special Meeting. To vote on a proposal to approve the adjournment of the Peck Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Peck Special Meeting to approve the Peck Share Issuance Proposal (the “Peck Adjournment Proposal”).

Sunworks stockholders are being asked to vote on the following proposals:
1.
Adoption of the Merger Agreement. To vote on a proposal to adopt the Merger Agreement, which is further described in the section entitled “The Merger Agreement”, beginning on page 148 of this Joint Proxy Statement/Prospectus , a copy of which Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus (the “Sunworks Merger Proposal”); and

2.
Adjournment of the Sunworks Special Meeting. To vote on a proposal to approve the adjournment of the Sunworks Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Sunworks Special Meeting to approve the Sunworks Merger Proposal (the “Sunworks Adjournment Proposal”).

Approval of the Peck Share Issuance proposal by Peck stockholders and approval of the Sunworks Merger Proposal by Sunworks stockholders are required for completion of the Merger.
Q:	What vote is required to approve each proposal at the Peck Special Meeting?
A:
The Peck Share Issuance Proposal: The affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting and entitled to vote on the Peck Share Issuance Proposal is required to approve the Peck Share Issuance Proposal.

Peck Adjournment Proposal: The affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting and entitled to vote on the Peck Adjournment Proposal is required to approve the Peck Adjournment Proposal.
Q:	What vote is required to approve each proposal at the Sunworks Special Meeting?
A:
The Sunworks Merger Proposal: The affirmative vote of the holders of a majority of the shares of Sunworks Common Stock outstanding as of the close of business on the Sunworks Record Date and entitled to vote on the Sunworks Merger Proposal is required to approve the Sunworks Merger Proposal.

The Sunworks Adjournment Proposal: The affirmative vote of the holders of a majority of the voting power of the shares of Sunworks Common Stock, present or represented by proxy at the Sunworks Special Meeting and entitled to vote on the Sunworks Adjournment Proposal, is required to approve the Sunworks Adjournment Proposal. The presence of a quorum is not required to approve the Sunworks Adjournment Proposal.
Q:	Do any of Peck’s or Sunworks’ directors or executive officers have interests in the Merger that may differ from those of Peck stockholders or Sunworks stockholders?
A:
Certain of Peck’s directors and executive officers and Sunworks’ directors and executive officers have certain interests in the Merger that may be different from, or in addition to, the interests of Peck stockholders and Sunworks stockholders generally. The Peck Board was aware of the interests of Peck’s directors and executive officers, the Sunworks Board was aware of the interests of Sunworks’ directors and executive officers, and each Board carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Merger, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in making its recommendations to its stockholders. For more information regarding these interests, see the sections entitled “The Merger—Interests of Peck’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Sunworks’ Directors and Executive Officers in the Merger” beginning on page 143 and 143, respectively, of this Joint Proxy Statement/Prospectus.

Q:	How many votes do I have?
A:
Each Peck stockholder is entitled to one vote for each share of Peck Common Stock held of record as of the Peck Record Date and each Sunworks stockholder is entitled to one vote for each share of Sunworks Common Stock held of record as of the Sunworks Record Date.

As of the close of business on the Peck Record date, there were [•] shares of Peck Common Stock outstanding. As of the close of business on the Sunworks Record Date, there were [•] shares of Sunworks Common Stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name.
Q:	What constitutes a quorum for the Peck Special Meeting?
A:
The presence at the Peck Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, as of the Peck Record Date, will constitute a quorum for the transaction of business at the Peck Special Meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Peck Special Meeting.

Q:	What constitutes a quorum for the Sunworks Special Meeting?
A:
The presence at the Sunworks Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued, outstanding and entitled to vote thereat, as of the Sunworks Record Date, will constitute a quorum for the transaction of business at the Sunworks Special Meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Sunworks Special Meeting.

Q:	How does the Peck Board recommend that Peck stockholders vote?
A:	The Peck Board unanimously recommends that Peck stockholders vote: “FOR” the Peck Share Issuance Proposal and “FOR” the Peck Adjournment Proposal.

Q:	How does the Sunworks Board recommend that Sunworks stockholders vote?
A:	The Sunworks Board unanimously recommends that Sunworks stockholders vote: “FOR” the Sunworks Merger Proposal and “FOR” the Sunworks Adjournment Proposal.
Q:	Why did the Peck Board approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger?
A:
For information regarding the Peck Board’s reasons for approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and recommending that Peck stockholders approve the Peck Share Issuance Proposal, see the section entitled “The Merger—Reasons for the Merger—Peck Board’s Recommendation and Reasons for the Merger” beginning on page 143 of this Joint Proxy Statement/Prospectus.

Q:	Why did the Sunworks Board approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger?
A:
For information regarding the Sunworks Board’s reasons for approving and recommending adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, see the section entitled “The Merger—Reasons for the Merger—Sunworks Board’s Recommendation and Reasons for the Merger” beginning on page 127 of this Joint Proxy Statement/Prospectus.

Q:	What if I hold shares in both Peck and Sunworks?
A:
If you hold shares of both Peck Common Stock and Sunworks Common Stock, you will receive two separate packages of proxy materials. A vote cast as a holder of Peck Common Stock will not count as a vote cast as a holder of Sunworks Common Stock, and a vote cast as a holder of Sunworks Common Stock will not count as a vote cast as a holder of Peck Common Stock. Therefore, please submit separate proxies for your shares of Peck Common Stock and your shares of Sunworks Common Stock.

Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this Joint Proxy Statement/Prospectus, please vote your shares as soon as possible so that your shares will be represented at the Peck Special Meeting or Sunworks Special Meeting, as applicable. Please follow the instructions set forth on the enclosed Peck Proxy Card or the Sunworks Proxy Card, as applicable, or on the voting instruction form provided by the record holder of your shares if your shares are held in the name of your bank, broker or other nominee.

Q:	Does my vote matter?
A:
Yes. The Merger cannot be completed unless the Peck Share Issuance Proposal is approved by the affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting and entitled to vote on the Peck Share Issuance Proposal and the Sunworks Merger Proposal is approved by the affirmative vote of the holders of a majority of the shares of Sunworks Common Stock outstanding as of the close of business on the Sunworks Record Date and entitled to vote on the Sunworks Merger Proposal.

Q:	How do I vote?
A:
If you are a stockholder of record of Peck as of the Peck Record Date, you are entitled to receive notice of, and cast a vote at, the Peck Special Meeting. If you are a stockholder of record of Sunworks as of the Sunworks Record date, you are entitled to receive notice of, and cast a vote at, the Sunworks Special Meeting. Each holder of Peck Common Stock is entitled to cast one vote on each matter properly brought before the Peck Special Meeting for each share of Peck Common Stock that such holder owned of record as of the Peck Record Date. Each holder of Sunworks Common Stock is entitled to cast one vote on each matter properly brought before the Sunworks Special Meeting for each share of Sunworks Common Stock that such holder owned of record as of the Sunworks Record Date. You may submit your proxy to vote your shares before the Peck Special Meeting or the Sunworks Special Meeting in one of the following ways:

•	Telephone—use the toll-free number shown on your Proxy Card;

•	Via the Internet—visit the website shown on your Proxy Card to vote via the Internet; or
•	Mail—complete, sign, date and return the enclosed Proxy Card in the enclosed postage-paid envelope.
If you are a stockholder of record, you may also cast your vote at the applicable Special Meeting.
If your shares are held in “street name”, through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Peck Special Meeting or the Sunworks Special Meeting will need to follow the voting instructions provided to them by that nominee in order to vote their shares.
Q:	What is the difference between holding shares as stockholder of record and as a beneficial owner?
A:
You are a “stockholder of record” if your shares are registered in your name with Peck’s and Sunworks’ transfer agent, Continental Stock Transfer & Trust (“Continental”). As the stockholder of record, you have the right to vote at the Peck Special Meeting or the Sunworks Special Meeting, as applicable. You may also vote by submitting a proxy via the Internet, telephone or mail, as described in the notice and above under the heading “How do I vote?” You are deemed to beneficially own shares in “street name” if your shares are held by a bank, broker or other nominee. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares.

Q:	If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?
A:
If your shares are held in “street name” by a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction form for you to use.

Banks, brokers or other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at each of the Peck Special Meeting and the Sunworks Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power. However, because there are no “routine” matters to be voted on at either the Peck Special Meeting or the Sunworks Special Meeting, if a beneficial owner of shares of Peck Common Stock or Sunworks Common Stock held in street name does not give voting instructions to the broker, bank or other nominee, then those shares will not be present or represented by proxy at the Peck Special Meeting or the Sunworks Special Meeting. As a result, there will not be any broker non-votes at the Peck Special Meeting or the Sunworks Special Meeting.
Q:	May I attend the Peck Special Meeting or the Sunworks Special Meeting?
A:	You or your authorized proxy may attend the Peck Special Meeting if you were a registered or beneficial stockholder of Peck Common Stock as of the Peck Record Date.
You or your authorized proxy may attend the Sunworks Special Meeting if you were a registered or beneficial stockholder of Sunworks Common Stock as of the Sunworks Record Date.
Q:	When and where will the Peck Special Meeting take place? What must I do to attend the Peck Special Meeting?
A:
The Peck Special Meeting will be held exclusively online via live audio-only webcast on [•], 2020 at [•] Eastern Time. Online check-in will begin at [•] Eastern Time, and we encourage you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Peck Special Meeting in person.

You or your authorized proxy may attend the Peck Special Meeting if you were a registered or beneficial stockholder of Peck Common Stock as of the Peck Record Date.
To participate in the Peck Special Meeting, visit [•] and enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. The virtual Peck Special Meeting allows stockholders to submit questions during the Peck Special Meeting in the question box provided at https://www.virtualshareholdermeeting.com/PECK2020SM. We will respond to as many properly submitted questions during the relevant portion of the Peck Special Meeting agenda as time allows.
If we experience technical difficulties during the Peck Special Meeting (e.g., a temporary or prolonged power outage), we will determine whether the Peck Special Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Peck Special Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via [•].
If you are a registered stockholder (that is, you hold your sharesthrough Peck’s transfer agent, Continental) you do not need to register to attend the Peck Special Meeting virtually on the internet. Please follow the instructions on the Notice or Proxy card that you received. No proof of ownership is necessary because Peck can verify your ownership.
If you hold your shares through an intermediary, such as a bank, broker or other nominee, please follow the voting instructions provided to you by that nominee in order to vote your shares.
Q:	When and where will the Sunworks Special Meeting take place? What must I do to attend the Sunworks Special Meeting?
A:
The Sunworks Special Meeting will be held exclusively online via live audio-only webcast on [•], 2020 at [•] Pacific Time. We encourage you to allow ample time for online check-in, which will open at [•], Pacific Time. Please note that you will not be able to attend the Special Meeting in person.

You or your authorized proxy may attend the Sunworks Special Meeting if you were a registered or beneficial stockholder of Sunworks Common Stock as of the Sunworks Record Date.
To participate in the Sunworks Special Meeting, visit [•] and enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. The virtual Sunworks Special Meeting allows stockholders to submit questions during the Sunworks Special Meeting in the question box provided at https://www.virtualshareholdermeeting.com/SUNW2020SM. We will respond to as many properly submitted questions during the relevant portion of the Sunworks Special Meeting agenda as time allows.
If we experience technical difficulties during the Sunworks Special Meeting (e.g., a temporary or prolonged power outage), we will determine whether the Sunworks Special Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Sunworks Special Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via [•].
If you are a registered stockholder (that is, you hold your shares through Sunworks’ transfer agent, Continental), you do not need to register to attend the Sunworks Special Meeting virtually on the Internet. Please follow the instructions on the Notice or Proxy Card that you received. No proof of ownership is necessary because Sunworks can verify your ownership.
If you hold your shares through an intermediary, such as a bank, broker or other nominee, please follow the voting instructions provided to you by that nominee in order to vote your shares.
Q:	What if I fail to vote or abstain?
A:	For purposes of the Peck Special Meeting, an abstention occurs when a Peck stockholder attends the Peck Special Meeting and does not vote or returns a proxy with an “abstain” instruction.
Peck Share Issuance Proposal: An abstention will have the same effect as a vote cast “AGAINST” the Peck Share Issuance Proposal. If a Peck stockholder is not present at the Peck Special Meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Peck Adjournment Proposal: An abstention will have the same effect as a vote cast “AGAINST” the Peck Adjournment Proposal. If a Peck stockholder is not present at the Peck Special Meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.
For purposes of the Sunworks Special Meeting, an abstention occurs when a Sunworks stockholder attends the Sunworks Special Meeting and does not vote or returns a proxy with an “abstain” instruction.
Sunworks Merger Proposal: An abstention will have the same effect as a vote cast “AGAINST” the Sunworks Merger Proposal. If a Sunworks stockholder is not present at the Sunworks Special Meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” such proposal.
Sunworks Adjournment Proposal: An abstention will have the same effect as a vote cast “AGAINST” the Sunworks Adjournment Proposal. If a Sunworks stockholder is not present at the Sunworks Special Meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.
Q:	What will happen if I return my proxy or voting instruction form without indicating how to vote?
A:
If you submit your proxy or voting instruction form without indicating how to vote your shares on any particular proposal, the Common Stock represented by your proxy will be voted as recommended by the Peck Board or the Sunworks Board, as applicable, with respect to that proposal.

Q:	May I change or revoke my vote after I have delivered my proxy or voting instruction form?
A:
Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the Peck Special Meeting or the Sunworks Special Meeting, as applicable, as described herein. You may do this in one of the following four ways:

•
By delivering to Peck’s Corporate Secretary (at Peck’s executive offices at 4050 Williston Road, #511, South Burlington, Vermont 05403) or Sunworks’ Investor Relations (at Sunworks’ principal executive offices located at 1030 Winding Creek Road, Suite 100, Roseville CA 95678), as applicable, a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked, which revocation is received prior to the proxy’s exercise at the applicable Special Meeting.

•
By duly executing a subsequently dated proxy relating to the same shares of Peck Common Stock or Sunworks Common Stock and returning it in the postage-paid envelope provided, which subsequent proxy is received before the prior proxy is exercised at the applicable Special Meeting;

•
By duly submitting a subsequently dated proxy relating to the same shares of Peck Common Stock or Sunworks Common Stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before [•] on [•], 2020; or

•	By attending the Peck Special Meeting or the Sunworks Special Meeting and voting such shares during the Peck Special Meeting or the Sunworks Special Meeting.
If your shares are held in an account at a bank, broker or other nominee and you have delivered your voting instruction form or otherwise given instruction on how to vote your shares to your bank, broker or other nominee or your applicable plan administrator, you should contact your bank, broker or other nominee or your applicable plan administrator to change your vote.
Q:	What are the material U.S. federal income tax consequences of the Merger?
A:
For U.S. federal income tax purposes the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, it is intended that U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 165 of this Joint Proxy Statement/Prospectus) of shares of Sunworks Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Peck Common Stock in exchange for Sunworks Common Stock in the Merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Peck Common Stock). For more information regarding the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 165 of this Joint Proxy Statement/Prospectus.

Q:	Where can I find the voting results of the Peck Special Meeting and the Sunworks Special Meeting?
A:
The preliminary voting results will be announced at each of the Peck Special Meeting and the Sunworks Special Meeting. In addition, within four business days following certification of the final voting results, each of Peck and Sunworks intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are holders of Peck Common Stock entitled to appraisal rights?
A:
No. Holders of Peck Common Stock are not entitled to appraisal rights under the Delaware General Corporation Law of the State of Delaware, as amended (the “DGCL”). For more information, see the section entitled “The Merger—No Appraisal or Dissenters’ Rights in the Merger” beginning on page 145 of this Joint Proxy Statement/Prospectus.

Q:	Are holders of Sunworks Common Stock entitled to appraisal rights?
A:
No. Holders of Sunworks Common Stock are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Merger—No Appraisal or Dissenters’ Rights in the Merger” beginning on page 145 of this Joint Proxy Statement/Prospectus.

Q:	What happens if I sell my shares of Peck Common Stock after the Peck Record Date but before the Peck Special Meeting?
A:
The Peck Record Date for the Peck Special Meeting (the close of business on [•], 2020) is earlier than the date of the Peck Special Meeting and earlier than the date that the Merger is expected to be completed. If you sell or otherwise transfer your shares of Peck Common Stock after the Peck Record Date but before the date of the Peck Special Meeting, you will retain your right to vote at the Peck Special Meeting.

Q:	What happens if I sell my shares of Sunworks Common Stock after the Sunworks Record Date but before the Sunworks Special Meeting?
A:
The Sunworks Record Date for the Sunworks Special Meeting (the close of business on [•], 2020) is earlier than the date of the Sunworks Special Meeting and earlier than the date that the Merger is expected to be completed. If you sell or otherwise transfer your shares of Sunworks Common Stock after the Sunworks Record Date but before the date of the Sunworks Special Meeting, you will retain your right to vote at the Sunworks Special Meeting. However, you will not have the right to receive the Merger Consideration to be received by Sunworks stockholders in the Merger. In order to receive the Merger consideration, you must hold your shares through completion of the Merger.

Q:
Are there any risks that I should consider in deciding whether to vote in favor of the Peck Share Issuance Proposal or the Sunworks Merger Proposal, or the other proposals to be considered at the Peck Special Meeting or the Sunworks Special Meeting, as applicable?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 24 of this Joint Proxy Statement/Prospectus.
Q:	What are the conditions to completion of the Merger?
A:
In addition to the approval of the Peck Share Issuance Proposal by Peck stockholders and of the Sunworks Merger Proposal by Sunworks stockholders as described above, completion of the Merger is subject to the satisfaction or (to the extent permitted by law) waiver of a number of other conditions, including:

•	the effectiveness of the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus forms a part;
•	approval of the listing on the Nasdaq Capital Market of the Peck Common Stock forming part of the Merger Consideration;
•	the absence of any order or law that has the effect of enjoining or otherwise making illegal the consummation of the Merger;

•	the absence of a material adverse effect with respect to Peck or Sunworks, as applicable, since the date of the Merger Agreement;
•	the accuracy of the representations and warranties of Peck or Sunworks, as applicable, made in the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement);
•	the performance by Peck or Sunworks in all material respects, as applicable, of its covenants and obligations under the Merger Agreement; and
•	Delivery of an officer’s certificate by each of Peck and Sunworks certifying satisfaction of the conditions described in the preceding three bullet points.
Q:	Whom should I contact if I have any questions about the proxy materials or voting?
A:
If you are a stockholder of record of Peck and you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this Joint Proxy Statement/Prospectus or the enclosed Peck Proxy Card, you should contact Peck’s Corporate Secretary at [NUMBER] [(toll-free for stockholders)] or [NUMBER] [(collect for banks and brokers)].

If you are a stockholder of record of Sunworks and you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this Joint Proxy Statement/Prospectus or the enclosed Sunworks Proxy Card, you should contact D.F. King & Co., Inc. (“D.F. King”), the proxy solicitation agent for Sunworks, at 866-521-4487 (toll-free for stockholders), 212-269-5550 (for banks and brokers) or sunworks@dfking.com.

SUMMARY
This summary highlights selected information contained in this Joint Proxy Statement/Prospectus and does not contain all the information that may be important to you. Peck and Sunworks urge you to read carefully this Joint Proxy Statement/Prospectus in its entirety, including the annexes. Additional, important information, which Peck and Sunworks also urge you to read, is contained in the documents incorporated by reference into this Joint Proxy Statement/Prospectus. See the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.
The Parties to the Merger (page 79)
The Peck Company Holdings, Inc.
Peck is one of the largest commercial solar engineering, procurement and construction (“EPC”) companies in the country and is expanding across the Northeastern United States. Peck is a second-generation family business founded under the name Peck Electric Co. (“Peck Electric”) in 1972 as a traditional electrical contractor. Its core values are to align people, purpose, and profitability, and since taking leadership in 1994, Jeffrey Peck, Peck’s Chief Executive Officer, has applied such core values to expand into the solar industry. Today, Peck is guided by the mission to facilitate the reduction of carbon emissions through the expansion of clean, renewable energy and it believes that leveraging such core values to deploy resources toward profitable business is the only sustainable strategy to achieve these objectives. Peck has a three-pronged growth strategy that includes (1) organic expansion across the Northeastern United States, (2) conducting accretive merger and acquisition transactions to expand geographically, and (3) investing into company-owned solar assets. Peck’s principal executive offices are located at 4050 Williston Road, #511, South Burlington, Vermont 05403, and its telephone number is (802) 658-3378.
Peck’s Common Stock is publicly traded on Nasdaq under the ticker symbol “PECK”.
Sunworks, Inc.
Sunworks is a premier provider of high performance solar power systems. Sunworks is committed to quality business practices that exceed industry standards and uphold its ideals of ethics and safety. Sunworks continues to grow its presence, expanding nationally with regional and local offices. Sunworks strives to consistently deliver high quality, performance-oriented solutions for customers in a wide range of industries including agricultural, commercial and industrial, state and federal, public works, and residential. Sunworks’ diverse, seasoned workforce includes veterans who bring a sense of pride, discipline, and professionalism to their interaction with customers. Sunworks is a member of the Solar Energy Industries Association (SEIA) and is a proud advocate for the advancement of solar power. Sunworks’ principal executive offices are located at 1030 Winding Creek Road, Suite 100, Roseville, CA 95678 and its telephone number is (916) 409-6900. For more information regarding the business of Sunworks, see the section entitled “Sunworks’ Business” beginning on page 97 of this Joint Proxy Statement/Prospectus.
Sunworks’ Common Stock is publicly traded on Nasdaq under the ticker symbol “SUNW.”
Peck Mercury, Inc.
Peck Mercury, Inc. (“Merger Sub”), a direct wholly-owned subsidiary of Peck, is a Delaware corporation incorporated on August 7, 2020 for the purpose of effecting the Merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at 4050 Williston Road, #511, South Burlington, Vermont 05403 and its telephone number is (802) 658-3378.
The Merger and the Merger Agreement (page 148)
The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Merger.
Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, Merger Sub will be merged with and into Sunworks, with Sunworks continuing as the surviving corporation and a wholly- owned subsidiary of Peck. Following the Merger, Sunworks Common Stock may be delisted from Nasdaq, deregistered under the Exchange Act and may cease to be publicly traded.

Merger Consideration; Exchange Ratio (page 148)
At the completion of the Merger, each share of Sunworks Common Stock that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.185171 shares of Peck Common Stock (subject to certain adjustments set forth in the Merger Agreement) (the “Exchange Ratio”), and, if applicable, cash in lieu of fractional shares, less any applicable withholding taxes. The Exchange Ratio will not change between now and the date of the Merger, regardless of whether the market price of either Peck Common Stock or Sunworks Common Stock changes. The market value of Peck Common Stock at the time of completion of the Merger could be greater than, less than or the same as the market value of Peck Common Stock on the date of this Joint Proxy Statement/Prospectus. We urge you to obtain current market quotations for the shares of Common Stock of Peck and Sunworks.
For more details on the Exchange Ratio, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 148 of this Joint Proxy Statement/Prospectus.
Treatment of Sunworks Equity Awards (page 149)
Immediately prior to completion of the Merger, each then-outstanding Sunworks stock option, whether or not then vested or exercisable, under any Sunworks stock plan, will be, by virtue of the Merger, and without any action on the part of the holder of the stock option, or any other person, automatically, accelerated and terminated in accordance with Sunworks stock plan, without any consideration or payment. Each Sunworks stock plan will also terminate. For more details on the Sunworks equity awards, see the section entitled “The Merger Agreement—Treatment of Sunworks Equity Awards” beginning on page 149 of this Joint Proxy Statement/Prospectus.
Recommendation of the Peck Board and its Reasons for the Merger (page 127]
After careful consideration of various factors described in the section entitled “The Merger—Reasons for the Merger—Peck Board’s Recommendation and Reasons for the Merger”, beginning on page 127 of this Joint Proxy Statement/Prospectus, the Peck Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger and the Peck share issuance) are in the best interests of Peck, and the Peck Board unanimously recommends that holders of Peck Common Stock vote:
•	“FOR” the Peck Share Issuance Proposal; and
•	“FOR” the Peck Adjournment Proposal.
Recommendation of the Sunworks Board and its Reasons for the Merger (page 11)
After careful consideration of various factors described in the section entitled “The Merger—Reasons for the Merger—Sunworks Board’s Recommendation and Reasons for the Merger”, beginning on page 11 of this Joint Proxy Statement/Prospectus, the Sunworks Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger) are in the best interests of Sunworks and its stockholders, and the Sunworks Board unanimously recommends that holders of Sunworks Common Stock vote:
•	“FOR” the Sunworks Merger Proposal; and
•	“FOR” the Sunworks Adjournment Proposal.
Opinion of Sunworks’ Financial Advisor (page 133)
On August 8, 2020, Holthouse Carlin & Van Trigt LLP (“HCVT”) orally delivered its opinion to Sunworks’ Board of Directors, which was immediately thereafter confirmed in writing by delivery of HCVT’s written opinion addressed to the Sunworks Board that, as of August 8, 2020 and based upon and subject to the factors and assumptions set forth therein, an exchange ratio of 0.18355202 was fair from a financial point of view to the holders of the Sunworks Common Stock. Following the issuance of HCVT’s written opinion, the Exchange Ratio was increased to 0.185171 prior to the signing of the Merger Agreement. The term Exchange Ratio, as used in this section “Summary – Opinion of Sunworks’ Financial Advisor” only, refers to the exchange ratio included in HCVT’s written opinion.

The full text of HCVT’s written opinion to Sunworks’ Board of Directors, dated August 8, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this document and is incorporated by reference herein in its entirety.
HCVT provided its opinion for the information and assistance of the Sunworks Board (solely in their capacity as members of the Sunworks Board) in connection with its consideration of the Exchange Ratio from a financial point of view. HCVT’s opinion does not address, among other things: (i) the underlying business decision of Sunworks, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise, except if and only to the extent addressed in its opinion, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of Sunworks, or to any other party, (iv) the relative merits of the Merger as compared to any alternative business strategies that might exist for Sunworks or any other party or the effect of any other transaction in which Sunworks or any other party might engage, (v) the fairness of any portion or aspect of the Merger to any one class or group of Sunworks’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Sunworks’ or such other party’s security holders or other constituents, (vi) how the Board, any security holder or any other party should act or vote with respect to the Merger, (vii) any related transaction other than the Merger, (viii) the solvency, creditworthiness or fair value of Sunworks or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to the bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the value of the surviving company after the effective time of the Merger.
Interests of Peck’s Directors and Executive Officers in the Merger (page 143)
Certain of Peck’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of stockholders of Peck generally. The members of the Peck Board were aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Merger, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending that Peck stockholders approve (1) the Peck Share Issuance Proposal and (2) the Peck Adjournment Proposal. Additional interests of the directors and executive officers of Peck in the Merger include that the members of the Peck Board will continue to be directors of Peck and executive officers of Peck will continue to be executive officers of Peck following the consummation of the Merger. Peck stockholders should take these interests into account in deciding whether to vote “FOR” the Peck Share Issuance Proposal and the Peck Adjournment Proposal.
See the section entitled “The Merger—Interests of Peck’s Directors and Executive Officers in the Merger” beginning on page 143 of this Joint Proxy Statement/Prospectus for a more detailed description of these interests.
Interests of Sunworks’ Directors and Executive Officers in the Merger (page 143)
Certain of Sunworks’ directors and officers have interests in the Merger that may be different from, or in addition to, the interests of Sunworks stockholders generally and that may present actual or potential conflicts of interest. The members of the Sunworks Board were aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Merger, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending that the Sunworks stockholders approve (1) the Sunworks Merger Proposal, and (2) the Sunworks Adjournment Proposal. Additional interests of the directors and executive officers of Sunworks in the Merger include, certain severance payments and other benefits that Sunworks executive officers are entitled to receive upon a qualifying termination of employment in connection with the completion of the Merger, indemnification and insurance for current and former directors and executive officers of Sunworks as provided under the Merger Agreement, the possible continued employment of certain officers after the Merger and that, at the completion of the Merger, the Peck Board will be expanded to add three directors designated by Sunworks’ Board. In addition, pursuant to that certain Loan Agreement, dated April 27, 2018, by and among Sunworks and certain lenders listed therein, as subsequently amended, Sunworks issued subordinated notes (the “Sunworks Subordinated Notes”) in an aggregate principal amount of $750,000 to Sunworks’ Chief Executive Officer and Sunworks’ Vice President of Commercial Operations. In connection with the closing of the Merger, all amounts owed under the Sunworks

Subordinated Notes will be repaid in full to Sunworks’ Chief Executive Officer and Sunworks’ Vice President of Commercial Operations. Sunworks stockholders should take these interests into account in deciding whether to vote “FOR” the Sunworks Merger Proposal and the Sunworks Adjournment Proposal.
See the section entitled “The Merger—Interests of Sunworks’ Directors and Executive Officers in the Merger” beginning on page 143 of this Joint Proxy Statement/Prospectus for a more detailed description of these interests.
Information about the Peck Special Meeting (page 65)
Time, Place and Purpose of the Peck Special Meeting
The Peck Special Meeting to consider and vote upon the Peck Share Issuance Proposal and related matters will be held exclusively online via live audio-only webcast on [•], 2020 at [•] Eastern Time. The Peck Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/PECK2020SM, where you will be able to listen to the Peck Special Meeting, have an opportunity to submit questions and vote online. We encourage you to allow ample time for online check-in, which will begin at [•] Eastern Time. Please note that you will not be able to attend the Peck Special Meeting in person. Peck intends to mail this Joint Proxy Statement/Prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Peck Special Meeting on or about [•], 2020
At the Peck Special meeting, Peck stockholders will be asked to consider and vote upon (1) the Peck Share Issuance Proposal and (2) the Peck Adjournment Proposal.
Peck Record Date and Quorum
You are entitled to receive notice of, and to vote at, the Peck Special Meeting if you are an owner of record of shares of Peck Common Stock as of the close of business on [•], 2020, the Peck Record Date. As of the close of business on the Peck Record Date, there were approximately 5,298,159 shares of Peck Common Stock outstanding and entitled to vote at the Peck Special Meeting. Each share of Peck Common Stock outstanding on the Peck Record Date entitles the holder thereof to one vote on each proposal to be considered at the Peck Special Meeting.
The presence at the Peck Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, as of the Peck Record Date, will constitute a quorum for the transaction of business at the Peck Special Meeting. As of the Peck Record Date, directors and officers of Peck and their affiliates beneficially owned and are entitled to vote approximately 3,181,052 shares of Peck Common Stock, or approximately 60.0% of the total voting power of the shares of Peck Common Stock outstanding on that date.
Vote Required
The Peck Share Issuance Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting, and entitled to vote on the Peck Share Issuance Proposal. If a Peck stockholder present at the Peck Special Meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Peck stockholder is not present at the Peck Special Meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.
The Peck Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting, and entitled to vote on the Peck Adjournment Proposal. If a Peck stockholder present at the Peck Special Meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Peck stockholder is not present at the Peck Special Meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations
Any Peck stockholder of record entitled to vote at the Peck Special Meeting may submit a proxy by telephone, over the Internet, by returning the enclosed Peck Proxy Card in the accompanying prepaid reply envelope or may vote at the Peck Special Meeting. If your shares of Peck Common Stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of Peck Common Stock using the instructions provided by your bank, broker or other nominee.
If you are a record holder, you may change or revoke your vote before your proxy is voted at the Peck Special Meeting as described herein. You may do this in one of the following four ways: (1) by delivering to Peck’s Corporate Secretary (at Peck’s executive offices at 4050 Williston Road, #511, South Burlington, Vermont, 05403) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked, which revocation is received prior to the proxy’s exercise at the Peck Special Meeting; (2) by duly executing a subsequently dated proxy relating to the same shares of Peck Common Stock and returning it in the postage-paid envelope provided, which subsequent proxy is received before the prior proxy is exercised at the Peck Special Meeting; (3) by duly submitting a subsequently dated proxy relating to the same shares of Peck Common Stock by telephone or via the Internet before [•] on [•], 2020; or (4) by attending the Peck Special Meeting and voting such shares during the Peck Special Meeting.
Information about the Sunworks Special Meeting (page 72)
Time, Place and Purpose of the Sunworks Special Meeting
The Sunworks Special Meeting to consider and vote upon the Sunworks Merger Proposal and related matters will be held exclusively online via live audio-only webcast on [•], 2020 at [•], Pacific Time. The Sunworks Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/SUNW2020SM, where you will be able to listen to the Sunworks Special Meeting live, submit questions, and vote online. Please note that you will not be able to attend the Sunworks Special Meeting in person.
At the Sunworks Special Meeting, the Sunworks stockholders will be asked to consider and vote upon (1) the Sunworks Merger Proposal and (2) the Sunworks Adjournment Proposal.
Sunworks Record Date and Quorum
You are entitled to receive notice of, and to vote at, the Sunworks Special Meeting if you are an owner of record of shares of Sunworks Common Stock as of the close of business on [•], 2020, the Sunworks Record Date. As of the close of business on the Sunworks Record Date, there were approximately 16,628,992 shares of Sunworks Common Stock outstanding and entitled to vote at the Sunworks Special Meeting. Each share of Sunworks Common Stock outstanding on the Sunworks Record Date entitles the holder thereof to one vote on each proposal to be considered at the Sunworks Special Meeting.
The presence at the Sunworks Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued, outstanding and entitled to vote thereat as of the Sunworks Record Date, will constitute a quorum for the transaction of business at the Sunworks Special Meeting. As of the Sunworks Record Date, directors and officers of Sunworks and their affiliates beneficially owned and are entitled to vote approximately 86,376 shares of Sunworks Common Stock, or approximately 0.5% of the total voting power of the shares of Sunworks Common Stock outstanding on that date.
Vote Required
The Sunworks Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Sunworks Common Stock outstanding as of the close of business on the Sunworks Record Date and entitled to vote on the Sunworks Merger Proposal. If a Sunworks stockholder present at the Sunworks Special Meeting abstains from voting, responds by proxy with an “abstain” vote, is not present at the Sunworks Special Meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have the effect as a vote cast “AGAINST” such proposal.

The Sunworks Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares, present or represented by proxy at the Sunworks Special Meeting and entitled to vote on the Sunworks Adjournment Proposal. The presence of a quorum is not required to approve the Sunworks Adjournment Proposal. If a Sunworks stockholder present at the Sunworks Special Meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Sunworks stockholder is not present at the Sunworks Special Meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.
Proxies and Revocations
Any Sunworks stockholder of record entitled to vote at the Sunworks Special Meeting may submit a proxy by telephone, over the Internet, by returning the enclosed Sunworks Proxy Card in the accompanying prepaid reply envelope or may vote at the Sunworks Special Meeting. If your shares of Sunworks Common Stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of Sunworks Common Stock using the instructions provided by your bank, broker or other nominee.
If you are a record holder, you may change or revoke your vote before your proxy is voted at the Sunworks Special Meeting as described herein. You may do this in one of the following four ways: (1) by delivering, to Sunworks’ Investor Relations (at Sunworks’ principal executive offices located at 1030 Winding Creek Road, Suite 100, Roseville CA 95678), a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked, which revocation is received prior to the proxy’s exercise at the Sunworks Special Meeting; (2) by duly executing a subsequently dated proxy relating to the same shares of Sunworks Common Stock and delivering it to Sunworks’ Secretary at the address in the clause above, which subsequent proxy is received before the prior proxy is exercised at the Sunworks Special Meeting; (3) by duly submitting a subsequently dated proxy relating to the same shares of Sunworks Common Stock by telephone or via the Internet (using the original instructions provided to you) before [•] on [•], 2020; or (4) by attending the Sunworks Special Meeting and voting such shares during the Sunworks Special Meeting.
Voting by Peck Directors and Executive Officers (page 66)
As of the close of business on the Peck Record Date, directors and executive officers of Peck and their affiliates owned and were entitled to vote 2,114,461 shares of Peck Common Stock, or approximately 39.9% of the shares of Peck Common Stock outstanding on that date. It is expected that Peck’s directors and named executive officers will vote their shares of Common Stock in favor of each of the proposals to be considered at the Peck Special Meeting, although none of such directors or executive officers have entered into an agreement obligating them to do so other than Jeffrey Peck and Frederick A. Myrick, in his capacity as co-trustee of the Mykilore Trust, dated April 12, 2019 (the “Mykilore Trust”), a Peck stockholder, pursuant to the terms of their respective Voting Agreements with Sunworks. For information with respect to Peck Common Stock owned by directors and executive officers of Peck, please see the section entitled: “Principal Stockholders of Peck” beginning on page 196 of this Joint Proxy Statement/Prospectus for additional information. See the section entitled “The Merger—The Ancillary Agreements” beginning on page 145 of this Joint Proxy Statement/Prospectus for a more detailed description of these Voting Agreements.
The number of shares and percentage reflected above does not include shares that may be issued to Mr. Peck and the Mykilore Trust pursuant to the earnout provisions of the Share Exchange Agreement dated February 26, 2019 (the “Exchange Agreement”) by and between Peck Electric and Jensyn Acquisition Corp. (“Jensyn”). In the event that the earnout provisions of the Exchange Agreement are deemed to have been met by June 30, 2020, the end of the 12 month period commencing on the first full month that is after the Closing Date (as defined in the Exchange Agreement) (the “Earnout Period”), then Peck will issue 291,554 shares of Common Stock to Mr. Peck and issue 145,777 shares of Common stock to Mykilore Trust, and directors and executive officers of Peck and their affiliates will hold approximately 48.2% of the shares of Peck Common Stock outstanding, assuming no other issuances of Peck Common Stock after the Peck Record Date. The earnout provision will be met in the event that (a) the Company’s adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Earnout Period is $5,000,000 or more or (b) the closing stock price is $12.00 or more after the Closing Date and prior to the end of the Earnout Period. Peck has requested a legal opinion to determine if any of the earnout provisions were met as of June 30, 2020.

Voting by Sunworks Directors and Executive Officers (page 73)
As of the close of business on the Sunworks Record Date, directors and executive officers of Sunworks and their affiliates owned and were entitled to vote approximately 86,376 shares of Sunworks Common Stock or approximately 0.5% of the shares of Sunworks Common Stock outstanding on that date. It is currently expected that Sunworks’ directors and executive officers will vote their shares of Sunworks Common Stock in favor of each of the proposals to be considered at the Sunworks Special Meeting, although none of such directors or executive officers have entered into an agreement obligating them to do so. For information with respect to Sunworks Common Stock owned by directors and executive officers of Sunworks, please see the section entitled: “Principal Stockholders of Sunworks” beginning on page 197 of this Joint Proxy Statement/Prospectus for additional information.
The number of shares reflected above does not include shares underlying outstanding Sunworks stock options, which options, whether or not then vested or exercisable, will automatically be, by virtue of the Merger, accelerated and terminated in accordance with the terms of Sunworks’ stock plan.
Governance of Peck (page 145)
Board of Directors of Peck
The Peck Board as of the completion of the Merger will have seven members, consisting of:
•
four directors, each of whom is a member of the Peck Board as of the date of this Joint Proxy Statement/Prospectus and is anticipated to be a member of the Peck Board as of immediately before the completion of the Merger (the “Peck Continuing Directors”); and

•	three directors who will be designated by the Sunworks Board.
Conditions to the Merger (page 161)
In addition to the approval of the Peck Share Issuance Proposal by Peck stockholders and of the Sunworks Merger Proposal by Sunworks stockholders, completion of the Merger is subject to the satisfaction (or waiver to the extent permitted by law) of a number of other conditions, including:
•	the effectiveness of the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus forms a part;
•	approval of the listing on Nasdaq of the Peck Common Stock forming part of the Merger Consideration;
•	the absence of any order or law that has the effect of enjoining or otherwise making illegal the consummation of the Merger;
•	the absence of a material adverse effect with respect to Peck or Sunworks, as applicable, since the date of the Merger Agreement;
•	the accuracy of the representations and warranties of Peck or Sunworks, as applicable, made in the Merger Agreement (subject to the materiality standards set forth in the Merger agreement);
•	the performance by Peck or Sunworks in all material respects, as applicable, of its covenants and obligations under the Merger Agreement; and
•	delivery of an officer’s certificate by each of Peck and Sunworks certifying satisfaction of the conditions described in the preceding three bullet points.
The parties expect to complete the Merger after all of the conditions to the Merger in the Merger Agreement are satisfied or waived, including after Peck receives stockholder approval of the Peck Share Issuance Proposal at the Peck Special Meeting and Sunworks receives stockholder approval of the Sunworks Merger Proposal at the Sunworks Special Meeting. For a more complete description of the conditions to the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 161 of this Joint Proxy Statement/Prospectus.

Governmental and Regulatory Approvals (page 161)
In the United States, Peck must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Peck’s capital stock and the filing of this Joint Proxy Statement/Prospectus with the SEC.
Expected Timing of the Merger (page 17)
The parties expect the Merger to be completed in the fourth quarter of 2020. Neither Peck nor Sunworks can predict, however, the actual date on which the Merger will be completed because it is subject to conditions beyond each company’s control. For a more complete description of the conditions to the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 161 of this Joint Proxy Statement/Prospectus.
Ownership of Peck after the Merger (page 17)
Based on the number of shares of Peck Common Stock and Sunworks Common Stock outstanding as of the Peck Record Date and the Sunworks Record Date, respectively, we estimate that, immediately following completion of the Merger, former holders of Sunworks Common Stock will own approximately 36.54% of the outstanding Common Stock of Peck and pre-Merger holders of Peck Common Stock will own approximately 63.46% of the outstanding Common Stock of Peck. The exact equity stake of Peck stockholders and Sunworks stockholders in Peck immediately following the Merger will depend on the number of shares of Peck Common Stock and Sunworks Common Stock issued and outstanding immediately prior to the Merger.
No Solicitation; Change of Recommendation (page 158)
As more fully described in this Joint Proxy Statement/Prospectus and in the Merger Agreement, and subject to the exceptions summarized below, Sunworks and Peck have each agreed not to, and to cause its respective subsidiaries and its and their respective executive officers and directors not to, directly or indirectly (1) solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any takeover proposal (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 156 of this Joint Proxy Statement/Prospectus) or (2) conduct or engage in any discussions or negotiations with any third party that is seeking to make, or has made, any takeover proposal or provide certain non-public information to any such third party.
The Merger Agreement includes certain exceptions to the non-solicitation covenant such that, prior to obtaining the Peck stockholders’ approval of the Peck Share Issuance Proposal (the “Peck Stockholder Approval”) or the stockholders’ approval of the Sunworks Merger Proposal (the “Sunworks Stockholder Approval”), Peck or Sunworks, as applicable, may participate in discussions and negotiations concerning an unsolicited takeover proposal if the Peck Board or Sunworks Board, as applicable, determines in good faith (after consultation with its outside counsel and financial advisors) that it constitutes or could reasonably be expected to result in or lead to a “superior proposal” (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation “ beginning on page 156 of this Joint Proxy Statement/Prospectus). Also, each of the Peck Board and the Sunworks Board may, subject to complying with certain specified procedures, including providing Sunworks and Peck, as applicable, with a good faith opportunity to negotiate, change its recommendation in favor of the Peck Share Issuance Proposal or the Sunworks Merger Proposal, as applicable, in response to an unsolicited “superior proposal”, to the extent failure to do so would be inconsistent with its fiduciary duties under Delaware law.
For a more complete description of the limitations on the solicitation of transaction proposals from third parties and the ability of the Peck Board or the Sunworks Board, as applicable, to change its respective recommendation with respect to the transaction, see the sections entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” and “The Merger Agreement—Covenants and Agreements—Changes in Board Recommendations” beginning on pages 153 and 158, respectively, of this Joint Proxy Statement/Prospectus.

Termination of the Merger Agreement (page 162)
The Merger Agreement may be terminated by mutual written consent of Peck, Merger Sub and Sunworks at any time before the completion of the Merger. In addition, the Merger Agreement may be terminated by either Sunworks or Peck:
•	if the Merger has not been completed by January 31, 2021 (the “End Date”);
•	if the Sunworks Stockholder Approval has not been obtained at the Sunworks Special Meeting or at any adjournment or postponement of such Meeting;
•	if the Peck Stockholder Approval has not been obtained at the Peck Special Meeting or at any adjournment or postponement of such Meeting;
•
if any court or other governmental entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

•
if Peck or Sunworks breaches or fails to perform any of its representations, warranties, covenants or other agreements in the Merger Agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the Merger agreement, subject to certain materiality thresholds and rights to cure and other limitations;

•
If, prior to the receipt of the Peck Stockholders Approval at the Peck Special Meeting or the Sunworks Stockholder Approval at the Sunworks Special Meeting respectively, if the Peck Board (in the case of a termination by Peck) authorized Peck to enter into an Acquisition Agreement (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 156 of this Joint Proxy Statement/Prospectus) related to a superior proposal (with regard to 50% or more of the voting power, consolidated revenues, net income or assets of Peck) or if the Sunworks Board (in the case of a termination by Sunworks) authorizes Sunworks to enter into an Acquisition Agreement related to a superior proposal (with regard to 50% or more of the voting power, consolidated revenues, net income or assets of Sunworks); or

•
if the Peck Board (in the case of a termination by Sunworks) or the Sunworks Board (in the case of a termination by Peck) changes its recommendation to its stockholders to vote in favor of the transaction or the other party materially breaches certain covenants under the Merger Agreement to not solicit alternative transactions or to hold its Special Meeting.

If the Merger Agreement is terminated as described above, the Merger Agreement will be void without liability or obligation on the part of any party, subject to certain exceptions, including as described below and that no party will be relieved from liability for any willful breach of the Merger Agreement or fraud.
Termination Fee (page 162)
The Merger Agreement provides for payment of a termination fee by Sunworks to Peck of $375,000 in connection with a termination of the Merger Agreement under the circumstances described below:
•
if Peck terminates the Merger Agreement as a result of (i) the Sunworks Board making a change of recommendation or (ii) a material breach or failure to perform by Sunworks of certain of its covenants; or

•
if (1) Peck terminates the Merger Agreement as a result of a breach of any representation, warranty, covenant, or agreement on the part of Sunworks, which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the Merger agreement, subject to certain materiality thresholds and rights to cure and other limitations,or (2) prior to the receipt of Sunworks Stockholder Approval at the Sunworks Special Meeting, the Sunworks Board authorizes Sunworks to enter into an agreement with respect to a takeover proposal (with regard to 50% or more of the voting power, consolidated revenues, net income or assets of Sunworks).

The Merger Agreement provides for payment of a termination fee by Peck to Sunworks of $375,000 in connection with a termination of the Merger Agreement under the following circumstances:
•	if Sunworks terminates the Merger Agreement as a result of (i) the Peck Board making a change of recommendation or (ii) a material breach or failure to perform by Peck of certain of its covenants; or
•
if (1) Sunworks terminates the Merger Agreement as a result of a breach of any representation, warranty, covenant, or agreement on the part of Peck or Merger Sub, which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the Merger agreement, subject to certain materiality thresholds and rights to cure and other limitations, or (2) prior to the receipt of Peck Stockholders approval at the Peck Special Meeting, the Peck Board authorizes Peck enter into an agreement with respect to a takeover proposal (with regard to 50% or more of the voting power of Peck or 50% or more of the consolidated revenues, net income or assets of Peck).

For a more complete description of each party’s termination rights and the related termination fee obligations, see the sections entitled “The Merger Agreement—Termination” and “The Merger Agreement—Expenses and Termination Fees” beginning on pages 162 and 162, respectively, of this Joint Proxy Statement/Prospectus
No Appraisal Rights (page 145)
Holders of Peck Common Stock and holders of Sunworks Common Stock are not entitled to appraisal rights under the DGCL with respect to the Merger. For more information, see the section entitled “The Merger—No Appraisal or Dissenters’ Rights in the Merger” beginning on page 145 of this Joint Proxy Statement/Prospectus.
The Ancillary Agreements (page 145)
Voting Agreements
Simultaneously with the execution of the Merger Agreement, Sunworks entered into Voting Agreements with each of Mr. Jeffrey Peck and the Mykilore Trust, stockholders of Peck. Pursuant to the Voting Agreements, Mr. Peck and the Mykilore Trust agreed, among other things, to vote their shares of Peck Common Stock and, in the case of Mr. Peck cause holders of shares with respect to which he holds the power to direct the vote of, in favor of the adoption of the Peck Share Issuance Proposal and against any alternative proposal. As of the close of business on the Peck Record Date, Mr. Peck, owned or had the power to direct the vote of, and Mykilore Trust owned approximately 46.69 % and 13.28 % of the outstanding shares of Peck Common Stock, respectively.
For additional information, see the section entitled “The Merger—The Ancillary Agreements—Voting Agreements” beginning on page 145 of this Joint Proxy Statement/Prospectus.
Stockholder Lockup Agreements
Pursuant to the terms of the Merger Agreement, Peck entered into Lockup Agreements with each of Mr. Jeffrey Peck and the Mykilore Trust, stockholders of Peck, which agreements restrict the ability of such stockholders to dispose of certain Common Stock held by such stockholders for a period of 180 days after the Merger without Peck’s prior written consent (subject to certain exceptions set forth in the Lockup Agreements).
For additional information, see the section entitled “The Merger—The Ancillary Agreements—Lockup Agreements” beginning on page 146 of this Joint Proxy Statement/Prospectus.
Material U.S. Federal Income Tax Consequences of the Merger (page 165)
For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Merger qualifies as a “reorganization”, U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 165 of this Joint Proxy Statement/Prospectus) of shares of Sunworks Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Peck Common Stock in exchange for Sunworks Common Stock in the Merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Peck Common Stock).

The material U.S. federal income tax consequences of the Merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 165 of this Joint Proxy Statement/Prospectus. The discussion of the material U.S. federal income tax consequences contained in this Joint Proxy Statement/Prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to U.S. federal income tax.
Accounting Treatment (page 146)
Peck prepares its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The Merger will be accounted for as an acquisition of Sunworks by Peck under the acquisition method of accounting in accordance with GAAP. Peck will be treated as the acquirer for accounting purposes. In identifying Peck as the accounting acquirer, Peck and Sunworks considered the structure of the transaction and other actions contemplated by the Merger Agreement, relative outstanding share ownership and market values, the composition of the Peck Board, the relative size of Peck and Sunworks, and the designation of certain senior management positions of Peck.
Rights of Sunworks Stockholders Will Change as a Result of the Merger (page 20])
Sunworks stockholders will have different rights once they become Peck stockholders due to differences between the organizational documents of Peck and Sunworks. These differences are described in more detail under the section entitled “Comparative Rights of Stockholders” beginning on page 176 of this Joint Proxy Statement/Prospectus.
Listing of Peck Common Stock and Potential Delisting and Deregistration of Sunworks Common Stock (page 147)
Prior to the completion of the Merger, Peck has agreed to use its reasonable best efforts to cause the shares of Peck Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq. The listing of the shares of Peck Common Stock on Nasdaq, subject to official notice of issuance, is also a condition to completion of the Merger.
If the Merger is completed, Peck may cause Sunworks Common Stock to cease being listed on Nasdaq and may cause Sunworks Common Stock to be deregistered under the Exchange Act.
Risk Factors (page 24)
You should consider all the information contained in or incorporated by reference into this Joint Proxy Statement/Prospectus in deciding how to vote for the proposals presented in this Joint Proxy Statement/Prospectus. In particular, you should carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 24 of this Joint Proxy Statement/Prospectus.

MARKET PRICE AND DIVIDEND INFORMATION
Peck Common Stock is listed on the Nasdaq Capital Market under the symbol “PECK.” Sunworks Common Stock is listed on the Nasdaq Capital Market under the symbol “SUNW.” The closing price of Peck Common Stock on August 7, 2020, the last trading day prior to the public announcement of the Merger, was $4.33 per share, and the closing price of Peck Common Stock was $[•] on [•], 2020, each as reported on the Nasdaq Capital Market. The closing price of Sunworks Common Stock on August 7, 2020, the last trading day prior to the public announcement of the Merger, was $1.27 per share, and the closing price of Sunworks Common Stock was $[•] on [•], 2020, each as reported on the Nasdaq Capital Market. Because the market price of Peck Common Stock is subject to fluctuation, the market value of the shares of Peck Common Stock that Sunworks’ stockholders will be entitled to receive in the Merger may increase or decrease.
As of the Peck Record Date, there were approximately [•] holders of record of Peck Common Stock. As of the Sunworks Record Date, Sunworks had [•] holders of record of Sunworks Common Stock. For detailed information regarding the beneficial ownership of certain Peck stockholders upon consummation of the Merger, see the section entitled “Principal Stockholders of Combined Company” beginning on page [•] of this Joint Proxy Statement/Prospectus.
Dividends
Peck has never declared or paid any cash dividends on Peck Common Stock and does not anticipate paying cash dividends on the Peck Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Sunworks has never paid or declared any cash dividends on Sunworks Common Stock. If the Merger does not occur, Sunworks does not anticipate paying any cash dividends on Sunworks Common Stock in the foreseeable future, and Sunworks intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Sunworks Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Sunworks Board deems relevant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Joint Proxy Statement/Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements based upon or relating to Peck’s and Sunworks’ expectations, assumptions, estimates, and projections. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “would”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, “predicts”, “potential”, “will be”, “will likely result” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements may include, but are not limited to, statements concerning the expected benefits of the transaction; cost synergies and opportunities resulting from the transaction; changes in regulations, tariffs and other trade barriers and tax policy; the ability of Peck and Sunworks to manage their supply chains and distribution channels and the impact of natural disasters and other events beyond their control; the ability of Peck and Sunworks and their industry to manage recent and future growth, product offering mix, and costs effectively; Peck’s and Sunworks’ strategic partnerships and expected benefits of such partnerships; the need and ability of Peck and Sunworks to raise capital, refinance existing debt and finance their respective obligations from new and existing investors; the potential impact of interest rates on Peck’s and Sunworks’ interest expense; the course and outcome of litigation and investigations and the ability of Peck and Sunworks to consummate the transactions contemplated by the Merger Agreement in a timely manner or at all. These statements are not guarantees of future performance; they reflect Peck’s and Sunworks’ current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. Such risks, uncertainties and other factors include, without limitation:
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the failure to satisfy the closing conditions;
•
the possibility that the consummation of the proposed transactions, including the Merger, is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions;

•	the outcome of any legal proceedings that may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement;
•	challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected;
•	risks that the Merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses;
•	the amount of any costs, fees, expenses, impairments and charges related to the Merger;
•	uncertainty as to the effects of the announcement or pendency of the Merger on the market price of the parties’ respective Common Stock and/or on their respective financial performance;
•	uncertainty as to the long-term value of Peck’s and Sunworks’ Common Stock;
•	the ability of Peck and Sunworks to raise capital from third parties, including fund investors, to grow their business;
•	any rise in interest rates which would increase the cost of capital;
•	the business, economic and political conditions in the markets in which Peck and Sunworks operate;
•	the ability to meet covenants in and debt facilities;
•	the potential inaccuracy of the assumptions employed in calculating operating metrics;
•	the failure of the energy industry to develop to the size or at the rate Peck and Sunworks expect; and
•	the inability of Peck and Sunworks to finance their solar power solutions to customers on an economically viable basis.

These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty and negative impacts on capital and credit markets. The extent to which the COVID-19 pandemic impacts Peck’s and Sunworks’ businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, many of which are unpredictable, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the pandemic or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.
Any financial projections in this Joint Proxy Statement/Prospectus are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Peck’s and Sunworks’ control. While all projections are necessarily speculative, Peck and Sunworks believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of proformas in this Joint Proxy Statement/Prospectus should not be regarded as an indication that Peck and Sunworks, or their representatives, considered or consider the proformas to be a reliable prediction of future events.
Annualized and pro forma numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein under “Risk Factors” and elsewhere, including the risk factors included in Peck’s and Sunworks’ most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Peck and Sunworks assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Peck’s and Sunworks’ actual future results may be materially different from what Peck and Sunworks expect. Peck and Sunworks qualify all of their forward-looking statements by these cautionary statements.

RISK FACTORS
In addition to the other information included into this Joint Proxy Statement/Prospectus, including the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 21 of this Joint Proxy Statement/Prospectus, you should carefully consider the following risks before deciding whether to vote in favor of the Peck Share Issuance Proposal and Sunworks Merger Proposal, respectively. Please see the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.
Risks Relating to the Merger
The Merger is subject to conditions, some or all of which may not be satisfied or completed on a timely basis, if at all. Failure to complete the Merger could have material adverse effects on Peck and Sunworks.
The completion of the Merger is subject to a number of conditions, including, among other things, the receipt of the Peck Stockholder Approval and the Sunworks Stockholder Approval which make the completion and timing of the Merger uncertain. See the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 161 of this Joint Proxy Statement/Prospectus for a more detailed discussion. The failure to satisfy all of the required conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring at all. There can be no assurance that the conditions to the completion of the Merger will be satisfied or waived, that the Merger will be completed or that the Merger will be consummated as contemplated by the Merger Agreement.
If the Merger is not completed or is completed on different terms than as contemplated by the Merger Agreement, each of Peck and Sunworks may be materially adversely affected and, without realizing any of the benefits of having completed the Merger, will be subject to a number of risks, including the following:
•	the market price of Peck Common Stock or Sunworks Common Stock could decline;
•	reputational harm due to the adverse perception of any failure to successfully complete the Merger could result;
•	each of Peck and Sunworks could owe a termination fee to the other party in specified circumstances;
•
if the Merger Agreement is terminated and the Peck Board or the Sunworks Board seeks another business combination, Peck stockholders or Sunworks stockholders, as applicable, cannot be certain that Peck or Sunworks, as applicable, will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the Merger Agreement;

•
time and resources, financial and otherwise, committed by Peck’s and Sunworks’ management to matters relating to the Merger could otherwise have been devoted to pursuing other beneficial opportunities;

•	Peck or Sunworks may experience negative reactions from the financial markets or from its customers, suppliers, strategic partners, investors and employees;
•
Peck and Sunworks could be subject to litigation related to the Merger or any failure to complete the Merger or related to any enforcement proceeding commenced against Peck or Sunworks in connection with the Merger;

•	Peck and Sunworks’ abilities to retain current key employees or attract new employees may be harmed; and
•	Peck and Sunworks will each be required to pay its costs relating to the Merger, such as, for example, legal, accounting, financial advisory and printing fees, whether or not the Merger is completed.
Any delay in completing the Merger may reduce or eliminate the expected benefits from the Merger.
The Merger is subject to a number of conditions beyond Peck’s and Sunworks’ control that may prevent, delay or otherwise materially adversely affect its completion. Peck and Sunworks cannot predict whether and when these conditions will be satisfied. There can be no assurance that either Peck or Sunworks or both parties will waive any condition to closing that is not satisfied. Furthermore, the time required to satisfy any other conditions to the closing could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Peck or Sunworks not to realize some or all of the benefits that it expects to achieve if the Merger is successfully completed within its expected timeframe. Further, delays in the completion of the Merger could also result in additional transaction costs, loss of revenue or other negative effects associated with delay and uncertainty about the completion of the Merger and could materially and adversely impact Peck’s and Sunworks’ ongoing business, financial condition, financial results and stock price following the completion of the Merger. See the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 161 of this Joint Proxy Statement/Prospectus.
The Merger Agreement contains provisions that limit Peck’s and Sunworks’ ability to pursue alternatives to the Merger, could discourage a potential third-party acquirer or merger partner from making an alternative transaction proposal, and provides that, in specified circumstances, each of Peck and Sunworks would be required to pay a termination fee.
The Merger Agreement contains provisions that make it more difficult for each of Peck and Sunworks to be acquired by, or enter into certain combination transactions with, a third party. The Merger Agreement contains certain provisions that restrict each of Peck’s and Sunworks’ ability to, among other things, solicit, initiate or knowingly encourage or facilitate any alternative transaction, engage in any discussions or negotiations with any third party concerning any alternative transaction, or provide nonpublic information to any third party. In addition, following receipt by either of Peck or Sunworks of any alternative transaction proposal that constitutes a “superior proposal”, each of Sunworks or Peck, respectively, will have an opportunity to offer to modify the terms of the Merger Agreement before the Peck Board or the Sunworks Board, respectively, may withdraw or qualify its recommendation with respect to the Peck Share Issuance Proposal or the Sunworks Merger Proposal, respectively, in favor of such superior proposal, as described further under “The Merger Agreement—Covenants and Agreements—Changes in Board Recommendations.” In certain circumstances, upon termination of the Merger Agreement, Sunworks or Peck would be required to pay a termination fee of $375,000 to the other party, as contemplated by the Merger Agreement. For further discussion, see the sections entitled “The Merger Agreement—Termination” and “The Merger Agreement—Expenses and Termination Fees” beginning on pages 162 and 162, respectively, of this Joint Proxy Statement/Prospectus.
These provisions could discourage a potential third-party acquirer or merger partner that might have an interest in acquiring or combining with all or a significant portion of Peck or Sunworks or pursuing an alternative transaction from considering or proposing such a transaction.
If the Merger Agreement is terminated and either of Peck or Sunworks determines to seek another business combination transaction, Peck or Sunworks may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.
The Exchange Ratio will not be adjusted in the event of any change in either Peck’s or Sunworks’ stock price or changes in operating results of either company.
Upon completion of the Merger, each share of Sunworks Common Stock issued and outstanding immediately prior to the effective time (other than shares of Sunworks Common Stock owned by Peck, Merger Sub, any other wholly-owned subsidiary of Peck or Sunworks immediately prior to the effective time, including shares of Sunworks Common Stock held in treasury by Sunworks, and in each case not held on behalf of third parties) will be converted into the right to receive the Merger Consideration, which is equal to 0.185171 fully paid and nonassessable shares of Peck Common Stock (subject to possible adjustment, as set forth in the Merger Agreement) and, if applicable, cash in lieu of fractional shares, less any applicable withholding taxes. This Exchange Ratio will not be adjusted for changes in the market price of either Peck Common Stock or Sunworks Common Stock between the dates of the signing of the Merger Agreement and the completion of the Merger or otherwise (including a result of changes in operating results of either company).
Because the Exchange Ratio will not be adjusted for changes in the market price of either Peck Common Stock or Sunworks Common Stock, such changes in the price of Peck Common Stock prior to the Merger will affect the value of the Merger Consideration that Sunworks stockholders will receive on the date of the Merger. It is impossible to accurately predict the market price of Peck Common Stock at the completion of the Merger and, therefore, impossible to accurately predict the market value of the shares of Peck Common Stock that Sunworks stockholders will receive in the Merger. The market price for Peck Common Stock may fluctuate both prior to the completion of the Merger and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for Peck’s or Sunworks’ products and services, changes in laws and regulations, the COVID-19 pandemic, other changes in Peck’s and Sunworks’ respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the Merger will be completed, and the expected timing of the Merger. Many of these factors are beyond Peck’s and Sunworks’ control. As a result, the market value represented by the Exchange Ratio will also vary.
There can be no assurance that, following the Merger, the market price of Peck will equal or exceed what the combined market price of Peck Common Stock and Sunworks Common Stock would have been in the absence of the Merger. It is possible that after the Merger, the equity value of Peck will be less than the combined equity value of Peck and Sunworks before the Merger.
Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the Merger, it is possible that some customers, suppliers, strategic partners and other persons with whom Peck and/or Sunworks has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Peck or Sunworks, as the case may be, as a result of the Merger or otherwise, which could negatively affect Peck’s or Sunworks’ respective revenues, earnings and/or cash flows, as well as the market price of Peck Common Stock or Sunworks Common Stock, regardless of whether the Merger is completed.
Until the Merger is completed, the Merger Agreement restricts each of Peck and Sunworks from taking specified actions without the consent of the other party, and requires each of Peck and Sunworks to operate in the ordinary and usual course of business consistent with past practice. Peck and Sunworks are subject to a number of interim operating covenants relating to, among other things, amendment of organizational documents, payment of dividends or entry into certain acquisitions or investments. Such limitations could adversely affect each of Peck’s and Sunworks’ business and operations prior to the completion of the Merger.
Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the Merger. For further discussion, see the sections entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business of Sunworks” and “The Merger Agreement—Covenants and Agreements—Conduct of Business of Peck” beginning on pages 153 and 155, respectively, of this Joint Proxy Statement/Prospectus.
Completion of the Merger may trigger change in control or other provisions in certain customer and other agreements to which Peck or Sunworks is a party, which may have an adverse impact on the combined company’s business and result of operations following completion of the Merger.
The completion of the Merger may trigger change in control and other provisions in certain agreements to which Peck or Sunworks is a party. If Peck or Sunworks is unable to negotiate waivers of those provisions, counterparties may exercise their rights and remedies under the agreements, including terminating the agreements or seeking monetary damages or equitable remedies. Even if Peck or Sunworks is able to negotiate a consent or waiver, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Peck or Sunworks. Any of the foregoing or similar developments may have an adverse impact on Peck’s and Sunworks’ business and results of operations following completion of the Merger.
Uncertainties associated with the Merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of Peck following completion of the Merger.
Peck and Sunworks are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Peck’s success after the completion of the Merger will depend in part upon the ability of Peck to retain certain key management personnel and employees of Peck and Sunworks. Prior to the completion of the Merger, current and prospective employees of Peck and Sunworks may experience uncertainty about their roles following the completion of the Merger, which may have an adverse effect on the ability of each of Peck and Sunworks to attract or retain key management and other key personnel. In addition, no assurance can be given that Peck, after the completion of the Merger, will be able to attract or retain key management personnel and other key employees to the same extent that Peck and Sunworks have previously been able to attract or retain their own employees.

The Merger will involve substantial costs.
Peck and Sunworks have incurred and expect to continue to incur substantial costs and expenses relating directly to the Merger and the Peck share issuance, including fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. If the Merger is not completed, Peck and Sunworks will have incurred substantial expenses for which no ultimate benefit will have been received by either company.
The unaudited pro forma condensed combined financial information in this Joint Proxy Statement/Prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of Peck following completion of the Merger.
The unaudited pro forma condensed combined financial information in this Joint Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of what Peck’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the Merger. Further, Peck’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma condensed combined financial data that are included in this Joint Proxy Statement/Prospectus. The unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of Sunworks as of the date of the completion of the Merger. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this Joint Proxy Statement/Prospectus. For further discussion, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 168 of this Joint Proxy Statement/Prospectus. For more information, see the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 168 of this Joint Proxy Statement/Prospectus.
The fairness opinion obtained by the Sunworks Board from its financial advisor will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.
The Sunworks Board has not obtained an updated fairness opinion as of the date of this Joint Proxy Statement/Prospectus from HCVT, Sunworks’ financial advisor. Changes in the operations and prospects of Peck or Sunworks, general market and economic conditions, and other factors that may be beyond the control of Peck and Sunworks and on which the fairness opinion was based, including the COVID-19 pandemic that has caused higher than normal volatility in the financial markets generally, may alter the value of Peck or Sunworks or the trading prices of Peck or Sunworks Common Stock by the time the Merger is completed.
The fairness opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Sunworks does not anticipate asking its financial advisor to update its fairness opinion. The fairness opinion of HCVT is included as Annex B, to this Joint Proxy Statement/Prospectus. For a description of the opinion that the Sunworks Board received from its financial advisor and a summary of the material financial analyses the financial advisor provided to the Sunworks Board in connection with rendering such opinions, see the section entitled “The Merger—Opinions of Sunworks’ Financial Advisor” beginning on page 133 of this Joint Proxy Statement/Prospectus.
For a description of the factors considered by the Peck Board in determining to approve the Merger and the Peck share issuance, see the section entitled “The Merger—Reasons for the Merger—Peck Board’s Recommendation and Reasons for the Merger” beginning on page 127 of this Joint Proxy Statement/Prospectus. For a description of the factors considered by the Sunworks Board in determining to approve the Merger Agreement and the Merger, see the section entitled “The Merger— Reasons for the Merger—Sunworks Board’s Recommendation and Reasons for the Merger” beginning on page 130 of this Joint Proxy Statement/Prospectus.
Peck’s executive officers and directors and Sunworks’ executive officers and directors have interests in the Merger that may be different from, or in addition to, Peck’s stockholders’ and Sunworks’ stockholders’ interests.
In considering the recommendation of the Peck Board that Peck stockholders approve the Peck Share Issuance Proposal and Peck Adjournment Proposal and the recommendation of the Sunworks Board that Sunworks stockholders approve the Sunworks Merger Proposal and the Sunworks Adjournment Proposal,

stockholders should be aware that certain directors and executive officers of Peck and certain directors and executive officers of Sunworks have interests in the Merger that may be different from, or in addition to, the interests of such stockholders generally. The Peck Board was aware of the interests of Peck’s directors and executive officers, the Sunworks Board was aware of the interests of Sunworks’ directors and executive officers, and each board carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Merger, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in making its recommendations to its stockholders. Additional interests of the directors and executive officers of Peck in the Merger include that the members of the Peck Board will continue to be directors of Peck and executive officers of Peck will continue to be executive officers of Peck following the consummation of the Merger. Additional interests of the directors and executive officers of Sunworks in the Merger include certain severance payments and other benefits that Sunworks executive officers are entitled to receive upon a qualifying termination of employment in connection with the completion of the Merger, indemnification and insurance for current and former directors and executive officers of Sunworks as provided under the Merger Agreement, the possible continued employment of certain officers after the Merger and that, at the completion of the Merger, the Peck Board will be expanded to add three directors designated by the Sunworks Board. In addition, Sunworks previously issued Subordinated Notes in an aggregate principal amount of $750,000 to Sunworks’ Chief Executive Officer and Sunworks’ Vice President of Commercial Operations. In connection with the closing of the Merger, all amounts owed under the Sunworks Subordinated Notes shall be repaid in full to Sunworks’ Chief Executive Officer and Sunworks’ Vice President of Commercial Operations. See the sections entitled “The Merger—Interests of Peck’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Sunworks’ Directors and Executive Officers in the Merger” beginning on pages 143 and 143, respectively, of this Joint Proxy Statement/Prospectus for a more detailed description of these interests. As a result of these interests, these directors (as applicable) and executive officers might be more likely to support and to vote in favor of the proposals described in this Joint Proxy Statement/Prospectus than if they did not have these interests. Peck stockholders and Sunworks stockholders should consider whether these interests might have influenced these directors (as applicable) and executive officers to recommend voting in favor of the Peck Share Issuance Proposal and the Sunworks Merger Proposal, respectively.
Following the Merger, the composition of the Peck Board will be different than the current composition.
The Peck Board currently consists of four directors. At or prior to the Effective Time, Peck will increase the number of directors that comprise the Peck Board at the Effective Time by three directors and fill such newly created directorships with directors designated by the Sunworks Board. See the section entitled “The Merger—Governance of Peck” beginning on page 148 of this Joint Proxy Statement/Prospectus. This new composition of the Peck Board may affect the future decisions of Peck.
Sunworks stockholders will not be entitled to dissenters’ or appraisal rights in the Merger.
Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, at the Record Date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of clauses (a)-(c).
Because Sunworks Common Stock is listed on The Nasdaq Capital Market, a national securities exchange, and is expected to continue to be so listed on the Sunworks Record Date, and because the Merger otherwise satisfies the foregoing requirements, holders of Sunworks Common Stock will not be entitled to dissenters’ or appraisal rights in the Merger with respect to their shares of Sunworks Common Stock.

The COVID-19 pandemic has led to periods of significant volatility in financial and other markets and could harm the business and results of operations for each of Peck and Sunworks following the completion of the Merger.
The COVID-19 pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, and has impacted, and could continue to impact, the business of each of Peck and Sunworks and created significant uncertainties for the solar industry and the economy in general. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the businesses of Peck and Sunworks, and there is no guarantee that efforts by Peck and Sunworks to address the adverse impacts of the COVID-19 pandemic will be effective. The impact to date has included periods of significant volatility in financial and other markets. This volatility, if it continues, could have an adverse impact on Peck’s and Sunworks’ customers, businesses, financial conditions and results of operations.
In addition, recent actions by U.S. federal and state governments to address the COVID-19 pandemic, including travel restrictions, quarantines, return-to-work restrictions and site closures, may also have a significant adverse effect on the jurisdictions in which Peck and Sunworks conduct their businesses as well as on the companies’ ability to staff sales and operations centers and install and maintain solar energy systems in the field. The extent of impacts resulting from the COVID-19 pandemic and other events beyond the control of Peck and Sunworks will depend on future developments, which are highly uncertain and cannot be predicted.
In addition, the COVID-19 pandemic has resulted in business disruption to Peck and Sunworks, and whether either company is able to recover from such a business disruption on a timely basis, the Merger and Peck’s business, financial conditions and results of operations following the completion of the Merger could be adversely affected. The Merger and efforts to integrate the businesses of Peck and Sunworks may also be delayed and/or adversely affected by the COVID-19 pandemic and become more costly. Each of Peck and Sunworks may incur additional costs to remedy damages caused by such disruptions, which could adversely affect their businesses, financial conditions and results of operations.
The Sunworks, as amended (the “Sunworks Bylaws”), provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all intracorporate disputes between Sunworks and its stockholders and the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit Sunworks’ stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with Sunworks or its directors, officers or employees.
The Sunworks Bylaws provide that, to the fullest extent permitted by law and unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of Sunworks, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of Sunworks to Sunworks or its stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL, Sunworks Certificate of Incorporation, as amended (the “Sunworks Certificate of Incorporation”) or the Sunworks Bylaws, (4) action asserting a claim governed by the internal affairs doctrine of the State of Delaware, or (5) other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having personal jurisdiction over all indispensable parties named as defendants. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Sunworks Bylaws provide that, unless Sunworks consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum selection provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, Sunworks would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Sunworks Certificate of Incorporation and the Sunworks Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Sunworks or its directors, officers, or other employees, which may discourage lawsuits against Sunworks and its directors, officers and other employees. If a court were to find either the exclusive-forum provision in the Sunworks Bylaws to be inapplicable or unenforceable in an action, Sunworks may incur significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm Sunworks’ business, financial conditions and results of operation.
An adverse judgment in any litigation challenging the Merger may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.
Whether or not the Merger is completed, each of Peck and Sunworks could be subject to litigation related to the Merger or any failure to complete the Merger or related to any enforcement proceeding commenced against Peck or Sunworks to perform its obligations under the Merger Agreement. In particular, it is possible that Peck stockholders and Sunworks stockholders may file lawsuits challenging the Merger or the other transactions contemplated by the Merger Agreement, which may name Peck, the Peck Board, Sunworks and/or the Sunworks Board as defendants. Any of these risks could materially and adversely impact Peck’s or Sunworks’ ongoing business, financial condition, financial results and stock price. The outcome of any such lawsuits cannot be assured, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may delay the consummation of the merger in the expected timeframe, or may prevent the merger from being consummated altogether. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect Peck’s and Sunworks’ businesses, financial conditions and results of operations.
Risks Relating to Peck Upon Completion of the Merger
Peck may be unable to successfully integrate the business of Sunworks and realize the anticipated benefits of the Merger.
The success of the Merger will depend, in part, on Peck’s ability to successfully integrate Sunworks’ business, and realize the anticipated benefits, including synergies, cost savings, innovation and technological opportunities and operational efficiencies from the Merger in a manner that does not materially disrupt existing customer, strategic partner, supplier and employee relationships and does not result in decreased revenues due to losses of customers, or decreases in sales of its products and service offerings. If Peck is unable to achieve these objectives within the anticipated timeframe, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of Peck Common Stock may decline. Peck may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected.
The integration of Sunworks into Peck may result in material challenges, including, without limitation:
•	managing a larger, more complex combined business;
•	maintaining employee morale and retaining key management and other employees;
•
retaining existing business and operational relationships, including customers, strategic partners, suppliers and employees and other counterparties, as may be impacted by contracts containing consent and/or other provisions that may be triggered by the Merger, and attracting new business and operational relationships;

•
consolidating corporate and administrative infrastructures and eliminating duplicative operations, including unanticipated issues in integrating information technology, communications and other systems;

•	coordinating geographically separate organizations; and
•	unforeseen expenses or delays associated with the Merger.

Many of these factors will be outside of Peck’s and/or Sunworks’ control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts, which could materially affect Peck’s financial position, results of operations and cash flows following the completion of the Merger.
Due to legal restrictions, Peck and Sunworks are currently permitted to conduct only limited planning for the integration of Sunworks into Peck following the completion of the Merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.
Activities undertaken during the pendency of the Merger to complete the Merger and the other transactions contemplated by the Merger Agreement may divert management attention and resources.
If the efforts and actions required of Peck and Sunworks in order to consummate the Merger and the other transactions contemplated by the Merger Agreement are more difficult, costly or time consuming than expected, such efforts and actions could result in the diversion of each company’s management’s attention and resources or the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect the businesses, financial results and results of operations of Peck and Sunworks as applicable.
Upon completion of the Merger, Sunworks stockholders will have different rights under Peck’s governing documents than they do currently under Sunworks’ governing documents.
Upon completion of the Merger, Sunworks stockholders will no longer be stockholders of Sunworks, but will instead become stockholders of Peck and their rights as stockholders will be governed by the terms of Peck’s Second Amended and Restated Certificate of Incorporation, as amended (the “Peck Certificate of Incorporation”) and Bylaws, as amended (the “Peck Bylaws”). The terms of the Peck Certificate of Incorporation and the Peck Bylaws will be in some respects different than the terms of the Sunworks Certificate of Incorporation and the Sunworks Bylaws, which currently govern the rights of Sunworks stockholders.
For a more complete description of the different rights associated with shares of Sunworks Common Stock and shares of Peck Common Stock after the completion of the Merger, see the section entitled “Comparative Rights of Stockholders” beginning on page 158 of this Joint Proxy Statement/Prospectus.
Current Peck and Sunworks stockholders will be diluted by the Merger.
Peck stockholders and Sunworks stockholders currently have the right to vote for their respective directors and on other matters affecting their respective companies. Immediately after the completion of the Merger, each Peck stockholder will remain a stockholder of Peck, but with a percentage ownership that will be smaller than such stockholder’s percentage of Peck as of immediately prior to the Merger, and each Sunworks stockholder will become a stockholder of Peck, but with a percentage ownership that will be smaller than such stockholder’s percentage of Sunworks immediately prior to the Merger. As a result of this reduced ownership percentage, Peck stockholders and Sunworks stockholders will generally have less voting power after the Merger than they did prior to the Merger. We estimate that, based on the number of shares of Peck Common Stock and Sunworks Common Stock outstanding as of the close of business on the Peck Record Date and the Sunworks Record Date, respectively, immediately following completion of the Merger, former holders of Sunworks Common Stock will own approximately 36.54 % of the outstanding Common Stock of Peck and pre-Merger holders of Peck Common Stock will own approximately 63.46 % of the outstanding Common Stock of Peck.
The future results of Peck may be adversely impacted if Peck does not effectively manage its complex operations following the completion of the Merger.
Following the completion of the Merger, the size of Peck’s business will be significantly larger than the current size of either Sunworks’ business or Peck’s business. Peck’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of Peck and Sunworks but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that Peck will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Merger.

Integrating Peck and Sunworks’ businesses may be more difficult, time-consuming or costly than expected.
Peck and Suwnorks have operated and, until completion of the Merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s or both companies’ ongoing businesses or unexpected integration issues, such as higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Peck and Sunworks in order to realize the anticipated benefits of the Merger so the combined business performs as expected include, among others:
•	combining the companies’ separate operational, financial, reporting and corporate functions;
•	integrating the companies’ technologies, products and services;
•	identifying and eliminating redundant and underperforming operations and assets;
•	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;
•	addressing possible differences in corporate cultures and management philosophies;
•	maintaining employee morale and retaining key management and other employees;
•	attracting and recruiting prospective employees;
•	consolidating the companies’ corporate, administrative and information technology infrastructure;
•	coordinating sales, distribution and marketing efforts;
•	managing the movement of certain businesses and positions to different locations;
•	maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;
•	coordinating geographically dispersed organizations; and
•	effecting potential actions that may be required in connection with obtaining regulatory approvals.
In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and, consequently, the business of the combined company.
Peck expects to incur substantial expenses related to the completion of the Merger and the integration of Sunworks into Peck.
Peck is expected to incur substantial expenses in connection with the completion of the Merger and the integration of a large number of processes, policies, procedures, operations, technologies and systems of Sunworks into Peck in connection with the Merger. The substantial majority of these costs will be non-recurring expenses related to the Merger and facilities and systems consolidation costs. Peck may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the Merger, and/or losses of customers, and may also incur costs to retain certain key management personnel and employees. Peck will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings Peck expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond Peck’s and Sunworks’ control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The market price of Peck Common Stock after the Merger is completed may be affected by factors different from those affecting the price of Peck Common Stock or Sunworks Common Stock before the Merger is completed.
Upon completion of the Merger, holders of Sunworks Common Stock will become holders of Peck Common Stock. As the businesses of Peck and Sunworks are different, the results of operations as well as the price of Peck Common Stock after the Merger may, in the future, be affected by factors different from those factors affecting each of Peck and Sunworks as an independent stand-alone company. Peck will face additional risks and uncertainties to which each of Peck and Sunworks may currently not be exposed. As a result, the market price of Peck’s shares may fluctuate significantly following completion of the Merger. For a discussion of Peck’s businesses and Sunworks’ businesses and of some important factors to consider in connection with those businesses, see the sections entitled “Peck Business” and “Sunworks Business” beginning on pages 80 and 97, respectively, of this Joint Proxy Statement/Prospectus.
The market price of Peck Common Stock may decline as a result of the Merger, including as a result of some Peck stockholders and/or Sunworks stockholders adjusting their portfolios.
The market price of Peck Common Stock may decline as a result of the Merger if, among other things, the operational cost savings estimates in connection with the integration of Peck’s and Sunworks’ businesses are not realized, there are unanticipated negative impacts on Peck’s financial position, or if the transaction costs related to the Merger are greater than expected. The market price may also decline if Peck does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the transactions on Peck’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.
In addition, sales of Peck Common Stock after the completion of the Merger may cause the market price of such Common Stock to decrease. It is estimated that Peck will issue approximately 3,079,207 shares of Peck Common Stock in connection with the Merger (subject to certain adjustments as set forth in the Merger Agreement), based on the number of outstanding shares, of Sunworks Common Stock as of [•], 2020. Sunworks stockholders may decide not to hold the shares of Peck Common Stock they will receive in the Merger. Certain Sunworks stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Peck Common Stock that they receive in the Merger. Peck stockholders may decide not to continue to hold their shares of Peck Stock Common following completion of the Merger. Certain Peck stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell their shares of Common Stock following completion of the Merger. Such sales of Peck Common Stock could have the effect of depressing the market price for Peck Common Stock.
Any of these events may make it more difficult for Peck to sell equity or equity-related securities, dilute stockholders’ ownership interest in Peck and have an adverse impact on the price of Peck Common Stock.
Peck’s and Sunworks’ operations require substantial ongoing capital, and if financing is not available to Peck on acceptable terms, if and when needed, its operations, growth and prospects could be negatively affected.
Peck’s and Sunworks’ respective businesses are capital intensive. Following the Merger, Peck is expected to incur significant costs on an ongoing basis to continue its operations, expand its markets, and to pay any significant unplanned or accelerated expenses or for new significant strategic investments. For example, Peck may need or seek to raise capital from third-party fund investors and lenders. If it is unable to do so when needed, or on desirable terms, it may be unable to finance the deployment of new solar energy systems, or its cost of capital could increase and its liquidity may be constrained, any of which could have a material adverse effect on Peck’s business, financial condition and results of operations.
Each of Peck and Sunworks may also need or want to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes in connection with the Merger. Pecks’ or Sunworks’ ability to raise capital from third-party fund investors and lenders to fund its operations and growth, or to refinance its existing indebtedness, will depend on, among other factors, Peck’s or Sunworks’ financial position and performance, as well as prevailing market conditions and other factors beyond Peck’s and Sunworks’ control, such as any decisions by credit ratings agencies with respect to credit ratings that they may maintain with respect to Peck or Sunworks. Any concerns regarding Peck’s or Sunworks’ business and liquidity, uncertainty regarding the timing and completion of the Merger and the capital structure of Sunworks and Peck following the Merger and general market conditions could negatively impact Peck’s and Sunworks’ ability to access the capital markets or to raise funds on acceptable terms, or at all.
Peck’s ability to use Sunworks net operating loss and tax credit carryforwards to offset future taxable income may be subject to limitation, which could result in higher tax liabilities.
As of December 31, 2019, Peck had U.S. federal and state net operating loss carryforwards (“NOLs”) of approximately $1.8 million and $0.5 million, respectively. The Federal NOLs begins expiring in varying amounts in 2035 if unused. Peck’s U.S. federal NOLs generated in tax years beginning after December 31, 2017 total approximately $0.6 million and have indefinite carryover periods, and do not expire. As of December 31, 2019, Sunworks had U.S. NOLs of approximately $21.6 million. Sunworks’ U.S. federal NOLs begin expiring in varying amounts in 2022 if unused. Sunworks’ federal NOLs generated in tax years beginning after December 31, 2017 total approximately $10.0 million and have indefinite carryover periods, and do not expire. Sunworks also may carry NOLs back to earlier tax years under the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”). Additionally, as of December 31, 2019, Sunworks has approximately $0.2 million of investment tax credits, which begin expiring in varying amounts in 2022, if unused. Sunworks business interest expense carryforwards totaled approximately $1.4 million at December 31, 2019 and have indefinite carryover periods, and do not expire. These NOLs and other tax carryforwards have changed during fiscal year 2020, though the precise extent of the change will not be known until the companies file their income tax returns for 2020.
Peck’s ability to utilize its’ and Sunworks’ NOLs and tax credit carryforwards to offset future taxable income may be limited due to certain ownership change limitations under Section 382 and 383 of the Code, and similar state provisions. Peck has not yet completed its analysis to determine whether its’ or Sunworks tax assets will be limited by Section 382 and 383. Based on the preliminary analysis, it is anticipated that both Peck and Sunworks may undergo an ownership change. Additionally, states may impose other limitations on the use of state NOLs and tax credit carryforwards. For example, California has recently suspended the use of NOLs and limited the use of certain tax credits for taxable years beginning in 2020 through 2022. Any of these limitations may result in the expiration of Peck’s or Sunworks’ NOLs or other tax assets before utilization.
Risks Relating to Peck
Risks Related to Peck’s Financial Position and Capital Requirements
Peck has had an extensive and profitable operating history, with the exception of 2019, but it may be difficult to accurately evaluate its future business and prospects.
Although Peck was founded in 1972, it did not begin selling solar systems until 2013 when Peck management believed that solar asset investment was profitable. Peck management believes that Peck’s success will depend in large part on its ability to continue to successfully sell solar systems in the Northeast and in other states against determined competition, and to consummate synergistic acquisitions. No assurance can be given that Peck will operate profitably or that Peck will have adequate working capital to meet its obligations as they become due.
Peck’s management discovered a material weakness in Peck’s disclosure controls and procedures and internal control over financial reporting as required to be implemented by Section 404 of the Sarbanes-Oxley Act of 2002.
Peck is currently subject to Section 404 of the Sarbanes-Oxley Act of 2002 and is required to provide management’s attestation on internal controls. Peck’s management has identified control deficiencies and the need for a stronger internal controls environment relating to revenue activities. The ineffectiveness of the design, implementation and operation of the controls surrounding these matters creates a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Accordingly, Peck’s management concluded that this deficiency represents a material weakness in Peck’s internal control over financial reporting as of December 31, 2019. Although Peck’s management has taken significant steps to remediate this weakness, Peck’s management can give no assurance yet that all the measures it has taken will on a permanent and sustainable basis remediate the material weaknesses in Peck’s disclosure controls and procedures and internal control over financial reporting or that any other material weaknesses or restatements of financial results will not arise in the future. Peck plans to take steps to remedy this material weakness. If Peck is not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the future, it will not be able to assess whether Peck’s internal controls over financial reporting are effective, which may subject Peck to adverse regulatory consequences and could harm investor confidence and the market price of Peck’s Common Stock.
Peck may require substantial additional funding which may not be available to it on acceptable terms, or at all. If Peck fails to raise the necessary additional capital, it may be unable to achieve growth of its operations.
Peck’s historical operation has been profitable, with the exception of 2019. However, in order to grow operations, Peck may increase its spending to fund its operating expenses and capital expenditures.
Peck cannot be certain that additional funding will be available on acceptable terms, or at all. If Peck is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Peck may have to significantly delay, scale back or discontinue its organic growth or corporate acquisitions. Any of these events could significantly harm Peck’s business, financial condition, and strategy.
In order to carry out Peck’s business plan and implement its strategy, Peck anticipates that it will need to obtain additional financing from time to time, and Peck may choose to raise additional funds through strategic collaborations, public or private equity or debt financing, bank lines of credit, asset sales, government grants, or other arrangements. Peck’s management cannot be sure that any additional funding, if needed, will be available on favorable terms or at all. Furthermore, any additional equity or equity-related financing obtained may be dilutive to Peck’s stockholders, and debt or equity financing, if available, may subject Peck to restrictive covenants and significant interest costs.
An inability to raise capital when needed could harm Peck’s business, financial condition and results of operations, and could cause Peck’s stock price to decline or require that it cease operations.
Peck received a loan under the Paycheck Protection Program of the CARES Act, and all or a portion of the loan may not be forgivable.
In April 2020, Peck received a $1.487 million loan (the “PPP Loan”) pursuant to the Paycheck Protection Program of the CARES Act. The receipt of the funds, and the forgiveness of the PPP Loan is dependent on Peck having initially qualified for the loan and qualifying for the forgiveness of such loan based on Peck’s adherence to the forgiveness criteria. In June 2020, the United States Congress passed the Payroll Protection Program Flexibility Act that made several significant changes to PPP Loan provisions, including providing greater flexibility for loan forgiveness. Peck is using the proceeds from the PPP Loan to fund payroll costs in accordance with the relevant terms and conditions of the CARES Act. Peck is following the government guidelines and tracking costs to insure 100% forgiveness of the PPP Loan. To the extent the PPP Loan is not forgiven, Peck will be required to repay that portion at an interest rate of 1% over a period of two years. If the conditions outlined in the loan program are adhered to by Peck, all or part of such loan could be forgiven. However, Peck cannot provide any assurance that Peck will be eligible for loan forgiveness or that any amount of the PPP Loan will ultimately be forgiven.
Risks Related to Peck’s Business and Industry
A material reduction in the retail price of traditional utility generated electricity or electricity from other sources could harm Peck’s business, financial condition, results of operations and prospects.
Peck’s management believes that a significant number of Peck customers decide to buy solar energy because they want to pay less for electricity than what is offered by the traditional utilities.
The customer’s decision to choose solar energy may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the traditional utilities or from other renewable energy sources would harm Peck’s ability to offer competitive pricing and could harm Peck’s business. The price of electricity from traditional utilities could decrease as a result of:
•	construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;

•	relief of transmission constraints that enable local centers to generate energy less expensively;
•	reductions in the price of natural gas;
•	utility rate adjustment and customer class cost re-allocation;
•	energy conservation technologies and public initiatives to reduce electricity consumption;
•	development of new or lower-cost energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; or
•	development of new energy generation technologies that provide less expensive energy.
A reduction in utility electricity prices would make the purchase or the lease of Peck’s solar energy systems less economically attractive. If the retail price of energy available from traditional utilities were to decrease due to any of these reasons, or other reasons, Peck would be at a competitive disadvantage, may be unable to attract new customers and Peck’s growth would be limited.
Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for Peck’s solar energy systems.
Federal, state and local government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In the United States, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including solar energy systems. This could result in a significant reduction in the potential demand for Peck’s solar energy systems. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase Peck’s customers’ cost to use its systems and make them less desirable, thereby harming Peck’s business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar energy systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies or rate design, such as to a flat rate, would require Peck to lower the price of its solar energy systems to compete with the price of electricity from the electric grid.
In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce Peck’s competitiveness and cause a significant reduction in demand for Peck’s products and services. For example, certain jurisdictions have proposed assessing fees on customers purchasing energy from solar energy systems or imposing a new charge that would disproportionately impact solar energy system customers who utilize net metering, either of which would increase the cost of energy to those customers and could reduce demand for Peck’s solar energy systems. It is possible charges could be imposed on not just future customers but Peck’s existing customers, causing a potentially significant consumer relations problem and harming Peck’s reputation and business. Due to the current concentration of Peck’s business in Vermont, any such changes in these markets would be particularly harmful to Peck’s business, results of operations, and future growth.
Peck’s growth strategy depends on the widespread adoption of solar power technology.
The market for solar power products is emerging and rapidly evolving, and Peck’s future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, Peck would be unable to generate enough revenues to achieve and sustain profitability and positive cash flow. The factors influencing the widespread adoption of solar power technology include but are not limited to:
•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;
•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

•
fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	continued deregulation of the electric power industry and broader energy industry; and
•	availability of governmental subsidies and incentives.
Peck’s business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact Peck’s business.
U.S. federal, state and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These governmental rebates, tax credits and other financial incentives enhance the return on investment for Peck’s customers and incent them to purchase solar systems. These incentives enable Peck to lower the price that it charges customers for energy and for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning.
Reductions in, or eliminations or expirations of, governmental incentives could adversely impact Peck’s results of operations and its ability to compete in its industry, causing Peck to increase the prices of its solar energy systems, and reducing the size of Peck’s addressable market. In addition, this would adversely impact Peck’s ability to attract investment partners and to form new financing funds and Peck’s ability to offer attractive financing to prospective customers.
Peck’s business depends in part on the regulatory treatment of third-party owned solar energy systems.
Peck’s leases and any power purchase agreements are third-party ownership arrangements. Sales of electricity by third parties face regulatory challenges in some states and jurisdictions. Other challenges pertain to whether third-party owned systems qualify for the same levels of rebates or other non-tax incentives available for customer-owned solar energy systems, whether third-party owned systems are eligible at all for these incentives, and whether third-party owned systems are eligible for net metering and the associated significant cost savings. Reductions in, or eliminations of, this treatment of these third-party arrangements could reduce demand for Peck’s systems, adversely impact its access to capital and could cause Peck to increase the price that it charges its customers for energy.
Peck’s ability to provide solar energy systems to customers on an economically viable basis depends on its ability to help customers arrange financing for such systems.
Peck’s solar energy systems have been eligible for federal investment tax credits or U.S. Treasury grants, as well as depreciation benefits. Peck has relied on, and will continue to rely on, financing structures that monetize a substantial portion of those benefits and provide financing for Peck’s solar energy systems. With the lapse of the U.S. Treasury grant program, Peck anticipates that its customers’ reliance on these tax-advantaged financing structures will increase substantially. If, for any reason, Peck’s customers were unable to continue to monetize those benefits through these arrangements, it may be unable to provide and maintain solar energy systems for new customers on an economically viable basis.
The availability of this tax-advantaged financing depends upon many factors, including, but not limited to:
•	the state of financial and credit markets;
•	changes in the legal or tax risks associated with these financings; and
•	non-renewal of these incentives or decreases in the associated benefits.
U.S. Treasury grants are no longer available for new solar energy systems. Changes in existing law and interpretations by the Internal Revenue Service and the courts could reduce the willingness of funding sources to provide funds to customers of these solar energy systems. Peck cannot assure you that this type of financing will be available to its customers. If, for any reason, Peck is unable to find financing for solar energy systems, it may no longer be able to provide solar energy systems to new customers on an economically viable basis. This would have a material adverse effect on Peck’s business, financial condition, and results of operations.
Rising interest rates could adversely impact Peck’s business.
Increases in interest rates could have an adverse impact on Peck’s business by increasing its cost of capital, which would increase Peck’s interest expense and make acquisitions more expensive to undertake.
Further, rising interest rates may negatively impact Peck’s ability to arrange financing for its customers on favorable terms to facilitate its customers’ purchases of Peck’s solar energy systems. The majority of Peck’s cash flows to date have been from the sales of solar energy systems. Rising interest rates may have the effect of depressing the sales of solar energy systems because many consumers finance their purchases.
As a result, an increase in interest rates may negatively affect Peck’s costs and reduce its revenues, which would have an adverse effect on Peck’s business, financial condition, and results of operations.
If Peck cannot compete successfully against other solar and energy companies, it may not be successful in developing its operations and Peck’s business may suffer.
The solar and energy industries are characterized by intense competition and rapid technological advances, both in the United States and internationally. Peck competes with solar companies with business models that are similar to Peck’s. In addition, Peck competes with solar companies in the downstream value chain of solar energy. For example, Peck face competition from purely finance driven organizations that acquire customers and then subcontract out the installation of solar energy systems, from installation businesses that seek financing from external parties, from large construction companies and utilities, and increasingly from sophisticated electrical and roofing companies. Some of these competitors specialize in the residential solar energy market, and some may provide energy at lower costs than Peck does. Further, some competitors are integrating vertically in order to ensure supply and to control costs. Many of Peck’s competitors also have significant brand name recognition and have extensive knowledge of its target markets.
Adverse or unpredictable economic conditions may have an adverse effect on Peck’s business, financial condition, and results of operations.
Adverse economic conditions may have material adverse consequences on Peck’s business, results of operations and financial condition.
Unpredictable and unstable changes in economic conditions, including recession, inflation, increased government intervention, or other changes, may adversely affect Peck’s general business strategy. Peck relies upon its ability to generate additional sources of liquidity and it may need to raise additional funds through public or private debt or equity financings in order to fund existing operations or to take advantage of opportunities, including acquisitions of complementary businesses or technologies. Any adverse event would have a material adverse impact on Peck’s business, results of operations and financial condition.
Peck’s business is concentrated in certain markets, putting it at risk of region-specific disruptions.
As of December 31, 2019, a vast majority of Peck’s total installations were in Vermont. Peck’s management expects Peck’s near-term future growth to occur throughout the Northeastern United States, and to further expand its customer base and operational infrastructure. Accordingly, Peck’s business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated.
If Peck is unable to retain and recruit qualified technicians and advisors, or if Peck’s key executives, key employees or consultants discontinue their employment or consulting relationship with Peck, it may delay Peck’s development efforts or otherwise harm its business.
Peck may not be able to attract or retain qualified management or technical personnel in the future due to the intense competition for qualified personnel among solar, energy, and other businesses. Peck’s industry has experienced a high rate of turnover of management personnel in recent years. If Peck is not able to attract, retain, and motivate necessary personnel to accomplish its business objectives, it may experience constraints that will significantly impede the successful development of any product candidates, Peck’s ability to raise additional capital, and its ability to implement Peck’s overall business strategy.
Peck is highly dependent on members of its management and technical staff. Peck’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior technical personnel. The loss of any of Peck’s executive officers, key employees, or consultants and its inability to find suitable replacements could potentially harm Peck’s business, financial condition, and prospects. Peck may be unable to attract and retain personnel on acceptable terms given the competition among solar and energy companies. Certain of Peck’s current officers, directors, and/or consultants hereafter appointed may from time to time serve as officers, directors, scientific advisors, and/or consultants of other solar and energy companies. Peck does not maintain “key man” insurance policies on any of its officers or employees. Other than certain members of Peck’s senior management team, all of its employees are employed “at will” and, therefore, each employee may leave Peck’s employment and join a competitor at any time.
Peck plans to grant stock options, restricted stock grants, or other forms of equity awards in the future as a method of attracting and retaining employees, motivating performance, and aligning the interests of employees with those of Peck stockholders. If Peck is unable to implement and maintain equity compensation arrangements that provide sufficient incentives, it may be unable to retain its existing employees and attract additional qualified candidates. If Peck is unable to retain its existing employees and attract additional qualified candidates, Peck’s business and results of operations could be adversely affected.
The execution of Peck’s business plan and development strategy may be seriously harmed if integration of its senior management team is not successful.
As Peck’s business continues to grow and in the event that it acquires new businesses, Peck may experience significant changes in its senior management team. Failure to integrate Peck’s Board of Directors and senior management teams may negatively affect the operations of its business.
Peck may not successfully implement Peck’s business model.
Peck’s business model is predicated on its ability to build and sell solar systems at a profit, and through organic growth, geographic expansion and strategic acquisitions. Peck’s management intends to continue to operate Peck’s business as it has previously, with sourcing and marketing methods that Peck has used successfully in the past. However, Peck’s management cannot assure you that its methods will continue to attract new customers nor that Peck can maintain profitability in the very competitive solar systems marketplace.
Peck may not be able to effectively manage its growth.
Peck’s future growth, if any, may cause a significant strain on Peck’s management and its operational, financial, and other resources. Peck’s ability to manage its growth effectively will require it to implement and improve its operational, financial, and management systems and to expand, train, manage, and motivate its employees. These demands may require the hiring of additional management personnel and the development of additional expertise by Peck’s management. Any increase in resources used without a corresponding increase in Peck’s operational, financial, and management systems could have a material adverse effect on Peck’s business, financial condition, and results of operations.
Peck may not realize the anticipated benefits of future acquisitions, and integration of these acquisitions may disrupt its business and management.
In the future, Peck may acquire companies, project pipelines, products or technologies or enter into joint ventures or other strategic initiatives. Peck may not realize the anticipated benefits of this acquisition or any other future acquisition, and any acquisition has numerous risks. These risks include the following:
•	difficulty in assimilating the operations and personnel of the acquired company;
•	difficulty in effectively integrating the acquired technologies or products with Peck’s current technologies;
•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	disruption of Peck’s ongoing business and distraction of management and employees from other opportunities and challenges due to integration issues;
•	difficulty integrating the acquired company’s accounting, management information, and other administrative systems;
•	inability to retain key technical and managerial personnel of the acquired business;
•	inability to retain key customers, vendors, and other business partners of the acquired business;
•	inability to achieve the financial and strategic goals for the acquired and combined businesses;
•	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact operating results;
•	potential failure of the due diligence processes to identify significant issues with product quality, legal and financial liabilities, among other things;
•	potential inability to assert that internal controls over financial reporting are effective; and
•	potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.
Mergers and acquisitions of companies are inherently risky and, if Peck does not complete the integration of acquired businesses successfully and in a timely manner, it may not realize the anticipated benefits of the acquisitions to the extent anticipated, which could adversely affect Peck’s business, financial condition, or results of operations
With respect to providing electricity on a price-competitive basis, solar systems face competition from traditional regulated electric utilities, from less-regulated third party energy service providers and from new renewable energy companies.
The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large traditional utilities. Peck believes that its primary competitors are the traditional utilities that supply electricity to its potential customers. Traditional utilities generally have substantially greater financial, technical, operational and other resources than Peck does. As a result, these competitors may be able to devote more resources to the research, development, promotion, and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than Peck can. Traditional utilities could also offer other value-added products or services that could help them to compete with Peck even if the cost of electricity they offer is higher than that of its. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by Peck’s solar energy systems.
Peck also competes with companies that are not regulated like traditional utilities, but that have access to the traditional utility electricity transmission and distribution infrastructure pursuant to state and local pro-competitive and consumer choice policies. These energy service companies are able to offer customers electricity supply-only solutions that are competitive with Peck’s solar energy system options on both price and usage of renewable energy technology while avoiding the long-term agreements and physical installations that Peck’s current fund-financed business model requires. This may limit Peck’s ability to attract new customers; particularly those who wish to avoid long-term contracts or have an aesthetic or other objection to putting solar panels on their roofs.
As the solar industry grows and evolves, Peck will also face new competitors who are not currently in the market. Low technological barriers to entry characterize Peck’s industry and well-capitalized companies could choose to enter the market and compete with it. Peck’s failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit its growth and will have a material adverse effect on Peck’s business and prospects.
Developments in alternative technologies or improvements in distributed solar energy generation may materially adversely affect demand for Peck’s offerings.
Significant developments in alternative technologies, such as advances in other forms of distributed solar power generation, storage solutions such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production may materially and adversely affect Peck’s business and prospects in ways management does not currently anticipate. Any failure by Peck to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay deployment of Peck’s solar energy systems, which could result in product obsolescence, the loss of competitiveness of its systems, decreased revenue and a loss of market share to competitors.
Due to the limited number of suppliers in Peck’s industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, imposition of tariffs or duties or other limitation in Peck’s ability to obtain components or technologies that Peck uses could result in sales and installation delays, cancellations, and loss of market share.
While Peck purchases its products from several different suppliers, if one or more of the suppliers on which it relies to meet anticipated demand ceases or reduces production due to its financial condition, is acquired by a competitor or otherwise is unable to increase production as industry demand increases, or is otherwise unable to allocate sufficient production to Peck, it may be difficult for Peck to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and Peck’s ability to satisfy this demand may be adversely affected. There are a limited number of suppliers of solar energy system components and technologies. While Peck believes there are other sources of supply for these products available, transitioning to a new supplier may result in additional costs and delays in acquiring Peck’s solar products and deploying its systems. These issues could harm Peck’s business or financial performance.
In addition, the acquisition of a component supplier or technology provider by one of Peck’s competitors could limit its access to such components or technologies and require significant redesigns of Peck’s solar energy systems or installation procedures and have a material adverse effect on Peck’s business.
There have also been periods of industry-wide shortages of key components, including solar panels, in times of industry disruption. The manufacturing infrastructure for some of these components has a long lead-time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. The solar industry is frequently experiencing significant disruption and, as a result, shortages of key components, including solar panels, may be more likely to occur, which in turn may result in price increases for such components. Even if industry-wide shortages do not occur, suppliers may decide to allocate key components with high demand or insufficient production capacity to more profitable customers, customers with long-term supply agreements or customers other than Peck and its supply of such components may be reduced as a result.
Typically, Peck purchases the components for its solar energy systems on an as-needed basis and does not operate under long-term supply agreements. The vast majority of Peck’s purchases are denominated in U.S. dollars. Since Peck’s revenue is also generated in U.S. dollars, Peck is mostly insulated from currency fluctuations. However, since Peck’s suppliers often incur a significant amount of their costs by purchasing raw materials and generating operating expenses in foreign currencies, if the value of the U.S. dollar depreciates significantly or for a prolonged period of time against these other currencies, this may cause Peck’s suppliers to raise the prices they charge it, which could harm Peck’s financial results. Since Peck purchases most of the solar photovoltaic modules that it uses from China, Peck is particularly exposed to exchange rate risk from increases in the value of the Chinese Renminbi. In addition, purchases of components from China or other foreign countries may be subject to tariffs, which may significantly increase the cost of such components. Any supply shortages, delays, price changes or other limitation in its ability to obtain components or technologies that Peck uses could limit its growth, cause cancellations or adversely affect Peck’s profitability, and result in loss of market share and damage to its brand.
Peck acts as the licensed general contractor for Peck’s customers and is subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on Peck’s business and results of operations.
Peck is a licensed contractor and is normally the general contractor, electrician, construction manager, and installer for its solar energy systems. Peck may be liable to customers for any damage that it causes to the home, belongings or property of Peck’s customers during the installation of Peck’s systems. For example, Peck penetrates its customers’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of installation of solar energy systems. In addition, because the solar energy systems that Peck deploys are high-voltage energy systems, Peck may incur liability for the failure to comply with electrical standards and manufacturer recommendations. Because Peck’s profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays, or other execution issues may cause Peck to not achieve its expected results or cover its costs for that project.
In addition, the installation of solar energy systems is subject to oversight and regulation in accordance with national, state, and local laws and ordinances relating to building, fire and electrical codes, safety, environmental protection, utility interconnection and metering, and related matters. Peck also relies on certain employees to maintain professional licenses in many of the jurisdictions in which Peck operates, and its failure to employ properly licensed personnel could adversely affect its licensing status in those jurisdictions. It is difficult and costly to track the requirements of every authority having jurisdiction over Peck’s operations and Peck’s solar energy systems. Any new government regulations or utility policies pertaining to Peck’s systems, or changes to existing government regulations or utility policies pertaining to Peck’s systems, may result in significant additional expenses to Peck’s customers and, as a result, could cause a significant reduction in demand for Peck’s systems.
If Peck experiences a significant disruption in its information technology systems or if it fails to implement new systems and software successfully, Peck’s business could be adversely affected.
Peck depends on information systems throughout its company to process orders, manage inventory, process and bill shipments and collect cash from its customers, respond to customer inquiries, contribute to its overall internal control processes, maintain records of its property, plant and equipment, and record and pay amounts due vendors and other creditors. If Peck was to experience a prolonged disruption in its information systems that involve interactions with customers and suppliers, it could result in the loss of sales and customers and/or increased costs, which could adversely affect Peck’s overall business operation.
Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties, operational delays, and adverse publicity.
The installation of solar energy systems requires Peck’s employees to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of the installation process requires Peck’s employees to work in locations that may contain potentially dangerous levels of asbestos, lead, mold or other materials known or believed to be hazardous to human health. Peck also maintains a fleet of trucks and other vehicles to support its installers and operations. There is substantial risk of serious injury or death if proper safety procedures are not followed. Peck operations are subject to regulation under the U.S. Occupational Safety and Health Act (“OSHA”), the U.S. Department of Transportation (“DOT”), and equivalent state laws. Changes to OSHA or DOT requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If Peck fails to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, Peck may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend or limit operations. While Peck has not experienced a high level of injuries to date, high injury rates could expose Peck to increased liability. In the past, it has had workplace accidents and received citations from OSHA regulators for alleged safety violations, resulting in fines. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject Peck to adverse publicity, damage its reputation and competitive position and adversely affect its business.
Problems with product quality or performance may cause Peck to incur warranty expenses, damage Peck’s market reputation, and prevent it from maintaining or increasing its market share.
If Peck’s products fail to perform as expected while under warranty, or if Peck is unable to support the warranties, sales of its products may be adversely affected, or its costs may increase, and Peck’s business, results of operations, and financial condition could be materially and adversely affected.
Peck may also be subject to warranty or product liability claims against it that are not covered by insurance or are in excess of its available insurance limits. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on Peck’s goodwill and reputation. The possibility of future product failures could cause Peck to incur substantial expenses to repair or replace defective products. Furthermore, widespread product failures may damage Peck’s market reputation and reduce its market share causing sales to decline.

Seasonality may cause fluctuations in Peck’s financial results.
Peck often finds that some customers tend to book projects by the end of a calendar year to realize the benefits of available subsidy programs prior to year-end. This results in third and fourth quarter sales being more robust usually at the expense of the first quarter. In the future, this seasonality may cause fluctuations in financial results. In addition, other seasonality trends may develop and the existing seasonality that Peck experience may change.
A failure to comply with laws and regulations relating to Peck’s interactions with current or prospective commercial or residential customers could result in negative publicity, claims, investigations, and litigation, and adversely affect Peck’s financial performance.
Peck’s business includes contracts and transactions with commercial and residential customers. Peck must comply with numerous federal, state, and local laws and regulations that govern matters relating to its interactions with residential consumers, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvement contracts, warranties, and door-to-door solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state and local legislative and regulatory bodies may expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how Peck does business, acquires customers, and manages and uses information that it collects from and about current and prospective customers and the costs associated therewith. Peck strives to comply with all applicable laws and regulations relating to its interactions with residential customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or Peck’s practices. Non-compliance with any such law or regulations could also expose Peck to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect Peck’s business.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Peck’s business, investments and results of operations.
Peck is subject to laws and regulations enacted by national, regional and local governments, including non-U.S. governments. In particular, Peck is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Peck’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Peck’s business and results of operations.
Risks Related to the Regulation of Peck
Because Peck was previously considered to be a “shell company” under applicable securities laws and regulations, investors whose shares have not been registered with the SEC may not be able to rely on the resale exemption provided by Rule 144 of the Securities Act until certain requirements have been satisfied. As a result, investors may not be able to easily re-sell Peck securities and could lose their entire investment.
Peck entered into the Exchange Agreement with Jensyn and Peck Electric. On June 20, 2019, Jensyn consummated a reverse merger and recapitalization (the “Reverse Merger and Recapitalization”) which resulted in the acquisition by Jensyn of 100% of the outstanding equity securities of Peck Electric and Jensyn’s name was changed to The Peck Company, Holding, Inc. Prior to the Reverse Merger and Recapitalization, Peck was considered to be a “shell company” under Rule 405 of Regulation C of the Securities Act. A “shell company” is a company with either no or nominal operations or assets, or assets consisting solely of cash and cash equivalents. As a result, Peck’s shareholders whose shares have not been registered with SEC will not be allowed to rely on Rule 144 of the Securities Act for a period of one year from the date on which Peck ceased to be a shell company, i.e., June 20, 2019. Because shareholders may not be able to rely on an exemption for the resale of their securities other than Rule 144, they may not be able to easily re-sell Peck’s securities in the future and could lose their entire investment as a result. See “Shares Eligible For Future Sale - Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies”.

Peck is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its Common Stock less attractive to investors.
Peck is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Peck’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Peck will remain an “emerging growth company” for up to five years, although it will cease to be an “emerging growth company” upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of its initial public offering (“IPO”), (ii) the last day of the first fiscal year in which its annual gross revenues are $1.07 billion or more, (iii) the date on which it has, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities or (iv) the date on which Peck is deemed to be a “large accelerated filer” as defined in the Exchange Act. Peck cannot predict if investors will find shares of its Common Stock less attractive or it less comparable to certain other public companies because it will rely on these exemptions. If some investors find Peck’s Common Stock less attractive as a result, there may be a less active trading market for its Common Stock and its Common Stock price may be more volatile.
Pursuant to the JOBS Act, Peck’s independent registered public accounting firm will not be required to attest to the effectiveness of Peck’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as it is an “emerging growth company.”
Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of Peck’s internal control over financial reporting, and generally requires in the same report a report by Peck’s independent registered public accounting firm on the effectiveness of its internal control over financial reporting. Peck is required to provide management’s attestation on internal controls effective December 31, 2019. However, under the JOBS Act, Peck’s independent registered public accounting firm is not required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until it is no longer an “emerging growth company.” Peck could be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of Peck’s IPO, (b) in which Peck has total annual gross revenue of at least $1.07 billion or (c) in which Peck is deemed to be a large accelerated filer, which means the market value of Peck’s Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of its prior second fiscal quarter, and (2) the date on which Peck has issued more than $1.0 billion in non-convertible debt during the prior three-year period.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Peck has taken advantage of the extended transition period with respect to such accounting standards.
If Peck is not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist Peck’s Common Stock.
Peck’s Common Stock is currently listed on Nasdaq. In order to maintain such listing, Peck must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. The resignation on August 6, 2020 of Douglas Rose from the Peck Board caused Peck to not be in compliance with Nasdaq Board of Director and Audit Committee independence requirements. On August 26, 2020, Peck received a letter from Nasdaq notifying Peck of such non-compliance and providing information on the time period for the cure of such non-compliance. Peck anticipates that it will be in compliance upon the reconstitution of the Peck Board of Directors and Audit Committee upon closing of the Merger. There can be no assurances that Peck will be able to comply with the applicable listing standards. Although, except as discussed above, Peck is currently in compliance with such listing standards, Peck may in the future fall out of compliance with such standards. If Peck is unable to maintain compliance with these Nasdaq requirements, its Common Stock will be delisted from Nasdaq.

Peck’s Common Stock currently trades on Nasdaq, and, to date, trading of Peck’s Common Stock has been limited. If a more active market does not develop, it may be difficult for you to sell the Common Stock you own or result in your sale at a price that is less than the price you paid.
To date, trading of Peck’s Common Stock on Nasdaq has been limited and there can be no assurance that there will be a more active market for its Common Stock either now or in the future. If a more active and liquid trading market does not develop or if developed cannot be sustained, you may have difficulty selling any of the shares of Common Stock that you own. The market price for Peck’s Common Stock may decline below the price you paid, and you may not be able to sell your shares of Peck’s Common Stock at or above the price you paid, or at all.
In the event that Peck’s Common Stock is delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of its Common Stock because they may be considered penny stocks and thus be subject to the penny stock rules.
The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Peck’s shares of Common Stock have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of Peck’s Common Stock, which could severely limit the market liquidity of such shares of Common Stock and impede their sale in the secondary market.
A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.
Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Peck’s management is aware of the abuses that have occurred historically in the penny stock market. Although Peck does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to Peck’s securities.

Anti-takeover provisions contained in the Peck Certificate of Incorporation and the Peck Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
The Peck Certificate of Incorporation and the Peck Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in Peck’s management without the consent of Peck’s Board of Directors. These provisions include:
•	A classified Board of Directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of Peck’s Board of Directors;
•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•
the exclusive right of Peck’s Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on Peck’s Board of Directors;

•
the ability of Peck’s Board of Directors to determine whether to issue shares of its preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an Annual or Special Meeting of Peck’s Stockholders;
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the requirement that an Annual Meeting of Stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive officer, or the Board of Directors, which may delay the ability of Peck’s stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, Peck’s directors and officers;
•	controlling the procedures for the conduct and scheduling of stockholder meetings;
•	providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and
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advance notice procedures that stockholders must comply with in order to nominate candidates to Peck’s Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Peck.

These provisions, alone or together, could delay hostile takeovers and changes in control of Peck or changes in Peck’s Board of Directors and management.
As a Delaware corporation, Peck is also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware (“DGCL”), which prevents some stockholders holding more than 15% of Peck outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of Peck’s outstanding Common Stock. Any provision of the Peck Certificate of Incorporation, the Peck Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for Peck’s stockholders to receive a premium for their shares of its Common Stock and could also affect the price that some investors are willing to pay for Peck’s Common Stock.
Risks Related to Offerings and Ownership of Peck’s Common Stock
The sale or issuance of Peck’s Common Stock to Lincoln Park Capital Fund, LLC (“Lincoln Park”) may cause dilution and the sale of the shares of Common Stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of Peck’s Common Stock to fall.
On September 26, 2019, Peck entered into a Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $15,000,000 of Peck’s Common Stock. Upon the execution of the Purchase Agreement, Peck issued 81,263 Commitment Shares to Lincoln Park in consideration for Lincoln Park’s commitment to purchase shares of Peck’s Common Stock under the Purchase Agreement and Peck may issue up to an additional 40,937 shares of Common Stock pro rata in connection with each purchase made by Lincoln Park pursuant to the Purchase Agreement. The remaining shares of Peck’s Common Stock that may be issued under the Purchase Agreement may be sold by Peck to Lincoln Park at its discretion from time to time over a 24-month period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement. The purchase price for the shares of Peck’s Common Stock that it may sell to Lincoln Park under the Purchase Agreement will fluctuate based on the price of Peck’s Common Stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of Peck’s Common Stock to fall.
Peck generally has the right to control the timing and amount of any future sales of its shares to Lincoln Park. Additional sales of Peck’s Common Stock, if any, to Lincoln Park will depend upon market conditions and other factors to be determined by Peck. Peck may ultimately decide to sell to Lincoln Park all, some or none of the shares of its Common Stock that may be available for Peck to sell pursuant to the Purchase Agreement. If and when Peck does sell shares of its Common Stock to Lincoln Park, after Lincoln Park has acquired such shares, Lincoln Park may resell all, some or none of such shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by Peck could result in substantial dilution to the interests of other holders of its shares of Common Stock. Additionally, the sale of a substantial number of shares of Peck’s Common Stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for Peck to sell equity or equity-related securities in the future at a time and at a price that it might otherwise wish to effect sales.
Peck may require additional financing to sustain Peck’s operations, without which it may not be able to continue operations, and the terms of subsequent financings may adversely impact Peck’s stockholders.
As of December 31, 2019, Peck had working capital of $362,586 and had a net loss of $427,795 for the year ended December 31, 2019. Peck will need additional funds in the future to continue its operations.
Peck may direct Lincoln Park to purchase up to $15,000,000 worth of shares of Peck’s Common Stock under the Purchase Agreement over a 24-month period, generally in amounts up to 50,000 shares of Peck’s Common Stock, which may be increased to up to 100,000 shares of Peck’s Common Stock depending on the market price of its Common Stock at the time of sale, and, in each case, subject to a maximum limit of $250,000 per purchase, subject to certain exceptions, on any single business day (such share amounts being subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement). Assuming a purchase price of $8.80 per share (the closing sale price of Peck Common Stock on September 28, 2020) and the purchase by Lincoln Park of 50,000 shares of Peck Common Stock, gross proceeds to Peck would be $440,000.
The extent that Peck relies on Lincoln Park as a source of funding will depend on a number of factors including, the prevailing market price of Peck’s Common Stock and the extent to which it is able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, Peck will need to secure another source of funding in order to satisfy its working capital needs. Even if Peck sells all $15,000,000 of Common Stock under the Purchase Agreement to Lincoln Park, Peck may still need additional capital to finance its future production plans and working capital needs, and Peck may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing Peck pursues, stockholders’ rights and the value of their investment in Peck’s Common Stock would be reduced. A financing could involve one or more types of securities including Common Stock, preferred stock, convertible debt or warrants to acquire Common Stock. These securities could be issued at or below the then prevailing market price for Peck’s Common Stock. In addition, if Peck issues secured debt securities, the holders of the debt would have a claim to Peck’s assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of Peck’s Common Stock, the market price of its Common Stock could be negatively impacted.
Should the financing Peck requires to sustain its working capital needs be unavailable or prohibitively expensive when it requires it, the consequences could be a material adverse effect on Peck’s business, operating results, financial condition and prospects.
Peck’s management will have broad discretion over the use of the net proceeds from its sale of shares of Common Stock to Lincoln Park, you may not agree with how Peck uses the proceeds and the proceeds may not be invested successfully.

Peck’s management will have broad discretion as to the use of the net proceeds from Peck’s sale of shares of Common Stock to Lincoln Park, and Peck could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, Peck may invest those net proceeds in a way that does not yield a favorable, or any, return for it. The failure of Peck’s management to use such funds effectively could have a material adverse effect on Peck’s business, financial condition, operating results and cash flows.
The share price of Peck’s Common Stock is subject to fluctuation, has been and may continue to be volatile and may decline regardless of Peck’s operating performance, resulting in substantial losses for investors who have purchased shares of its Common Stock.
Peck expects that the market price of its Common Stock may continue to be volatile for the foreseeable future. The market price of Peck’s Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond its control, including the factors listed below and other factors described in this “Risk Factors” section:
•	actual or anticipated fluctuations in Peck’s operating results;
•	the financial projections Peck may provide to the public, any changes in these projections or its failure to meet these projections;
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failure of securities analysts to initiate or maintain coverage of Peck, changes in financial estimates by any securities analysts who follow its company, or Peck’s failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow Peck;
•	announcements by Peck or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	changes in operating performance and Common Stock market valuations of other technology companies generally;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	changes in Peck’s Board of Directors or management;
•	sales of large blocks of Peck’s Common Stock, including sales by Peck’s executive officers, directors and significant stockholders;
•	potential lawsuits threatened or filed against Peck;
•	short sales, hedging and other derivative transactions involving Peck’s Common Stock;
•	general economic conditions in the United States and abroad; and
•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.
In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many energy companies. Stock prices of many energy companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities action litigation following periods of market volatility. If Peck was to become involved in securities litigation, it could subject Peck to substantial costs, divert resources and the attention of management from Peck’s business and adversely affect Peck’s business, operating results, financial condition and cash flows.
Peck has no history of paying dividends on its Common Stock, and Peck does not anticipate paying dividends in the foreseeable future.
Peck has not previously paid dividends on its Common Stock. Peck currently anticipates that it will retain all of its available cash, if any, for use as working capital and for other general corporate purposes. Any payment of future dividends will be at the discretion of Peck’s Board of Directors and will depend upon, among other things, its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that Peck’s Board of Directors deems relevant. Investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize a return on their investment.
The Peck Certificate of Incorporation authorizes Peck to issue shares of blank check preferred stock, and issuances of such preferred stock, or securities convertible into or exercisable for such preferred stock, may result in immediate dilution to existing stockholders, including Sunworks stockholders who will receive shares of Peck Common Stock pursuant to the terms of the Merger Agreement.
If Peck raises additional funds through future issuances of preferred stock or debt securities convertible into preferred stock, its stockholders could suffer significant dilution, and any new preferred stock or debt securities that Peck issue could have rights, preferences and privileges superior to those of holders of shares of Common Stock. Although Peck has no present plans to issue any additional shares of preferred stock, in the event that Peck issues additional shares of its preferred stock, or securities convertible into or exercisable for such preferred stock after the date of the offering, the investors in this offering will be diluted. Peck may choose to raise additional capital using such preferred stock or debt securities because of market conditions or strategic considerations, even if Peck believes that it has sufficient funds for its current or future operating plans.
A market for Peck’s securities may not continue, which would adversely affect the liquidity and price of its securities.
The price of its securities may fluctuate significantly due to general market and economic conditions. An active trading market for Peck’s securities may never develop or, if developed, it may not be sustained. In addition, the price of Peck’s securities can vary due to general economic conditions and forecasts, Peck’s general business condition and the release of Peck’s financial reports. Additionally, if Peck’s securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Peck’s securities may be more limited than if Peck was quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
If securities or industry analysts do not publish or cease publishing research or reports about Peck, its business, or its market, or if they change their recommendations regarding Peck’s Common Stock adversely, the price and trading volume of its Common Stock could decline.
The trading market for Peck’s Common Stock will be influenced by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on Peck. If no securities or industry analysts commence coverage of Peck, its stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover Peck change their recommendation regarding Peck Common Stock adversely, or provide more favorable relative recommendations about Peck competitors, the price of Peck’s Common Stock would likely decline. If any analyst who may cover Peck were to cease coverage of it or fail to regularly publish reports on it, Peck could lose visibility in the financial markets, which could cause its Common Stock price or trading volume to decline.
Peck’s executive officers, directors and principal stockholders own a significant percentage of its Common Stock and will be able to exert significant control over matters subject to stockholder approval.
As of August 31, 2020, Peck’s directors, executive officers and holders of more than 5% of Peck’s equity securities, together with their affiliates, beneficially own 60% of Peck’s outstanding shares of Common Stock. As a result, these stockholders have significant influence to determine the outcome of matters submitted to Peck’s stockholders for approval, including the ability to control the election of Peck’s directors, amend or prevent amendment of the Peck Certificate of Incorporation or Peck Bylaws or effect or prevent a change in corporate control, merger, consolidation, takeover or other business combination. In addition, any sale of a significant amount of Peck’s Common Stock held by its directors, executive officers and principal stockholders, or the possibility of such sales, could adversely affect the market price of Peck’s Common Stock. Peck’s management’s stock ownership may also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Peck, which in turn could reduce its Common Stock price or prevent Peck’s stockholders from realizing any gains from Peck’s Common Stock.

Risks Relating to Sunworks
Risks Relating to Sunworks’ Financial Position and Capital Requirements
Sunworks has a limited operating history, which could make it difficult to accurately evaluate Sunworks’ business and prospects.
Although Sunworks was formed in January 2002, Sunworks did not begin selling solar systems until it acquired Solar United Network, Inc. in January 2014. Sunworks acquired MD Energy in March 2015 and Plan B Enterprises in December 2015. Management believes that Sunworks’ success depends in large part on its ability to continue to successfully sell solar systems in California and other states against determined competition, and to consummate synergistic acquisitions. Sunworks cannot assure you that it will operate profitably or that it will have adequate working capital to meet its obligations as they become due.
Sunworks has incurred significant losses since inception.
Sunworks had an accumulated deficit of $72,696,000 and $63,510,000 as of December 31, 2019 and December 31, 2018, respectively. Sunworks incurred annual operating losses from its inception. Sunworks anticipates becoming profitable as it reduces its costs and increases its installation revenues. However, there can be no assurances that these actions will result in sustained profitability. Sunworks is subject to all the risks incidental to the sales, development and costs of construction of new solar energy revenues, and Sunworks may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect Sunworks’ business. If Sunworks fails to become profitable and is unable to raise sufficient capital to support operations, it could raise substantial doubts about Sunworks’ ability to continue as a going concern.
Sunworks may require substantial additional funding which may not be available to Sunworks on acceptable terms, or at all. If Sunworks fails to raise the necessary additional capital, Sunworks may be unable to achieve growth of Sunworks’ operations.
Sunworks’ operations have consumed substantial amounts of cash since inception.
Sunworks cannot be certain that additional funding will be available on acceptable terms, or at all. If Sunworks is unable to raise additional capital in sufficient amounts or on terms acceptable to Sunworks, Sunworks may have to significantly delay, scale back or discontinue its organic growth or corporate acquisitions. Any of these events could significantly harm Sunworks’ business, financial condition, and strategy.
In order to carry out Sunworks’ business plan and implement its strategy, Sunworks anticipates that it will need to obtain additional financing from time to time and may choose to raise additional funds through strategic collaborations, public or private equity or debt financing, bank lines of credit, asset sales, government grants, or other arrangements. Sunworks cannot be sure that any additional funding, if needed, will be available on terms favorable to Sunworks or at all. Furthermore, any additional equity or equity-related financing may be dilutive to its shareholders, and debt or equity financing, if available, may subject Sunworks to restrictive covenants and significant interest costs.
Sunworks’ inability to raise capital when needed could harm Sunworks’ business, financial condition and results of operations, and could cause its stock price to decline or require that Sunworks cease operations. If Sunworks is unable to raise additional capital in sufficient amounts, failure to scale back operations and reduce expenditures could raise substantial doubts about Sunworks’ ability to continue as a going concern. If Sunworks is unable to raise additional capital in sufficient amounts, failure to scale back operations and reduce expenditures could raise substantial doubts about Sunworks’ ability to continue as a going concern.
If Sunworks fails to comply with the continued minimum closing bid requirements of Nasdaq or other requirements for continued listing, Sunworks Common Stock may be delisted and the price of Sunworks Common Stock and Sunworks’ ability to access the capital markets could be negatively impacted.
Under Nasdaq Listing Rule 5810(c)(3)(A), Sunworks has a 180-calendar-day grace period to regain compliance by meeting the continued listing standard. To regain compliance, Sunworks’ closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this grace period. Sunworks is monitoring the bid price of its Common Stock and will consider options available to it to achieve compliance. Compliance with Nasdaq Listing Rule 5550(a)(2), requires that the minimum bid price of Sunworks Common Stock stay at or above $1.00 per share, and cannot stay below that threshold for 30 consecutive business days. On September 22, 2020, Sunworks received a letter from Nasdaq indicating that Sunworks no longer complied with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Sunworks has a period of 180 calendar days from such notification, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of Sunworks Common Stock must meet or exceed $1.00 per share for at least 10–20 consecutive business days during the 180 calendar day period, as determined by the staff of Nasdaq, at its discretion. If Sunworks does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq or fail to comply with other requirements for continued listing, Sunworks Common Stock may be delisted and the price of Sunworks Common Stock and Sunworks’ ability to access the capital markets could be negatively impacted. A delisting of Sunworks’ common stock from Nasdaq could materially reduce the liquidity of Sunworks Common Stock and result in a corresponding material reduction in the price of Sunworks Common Stock. In addition, delisting could harm Sunworks’ ability to raise capital through alternative financing sources on terms acceptable to Sunworks, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.
Risks Related to Sunworks’ Business and Industry
Sunworks’ results of operations have been and will in the future be adversely impacted by the COVID-19 Pandemic, and the duration and extent to which it will impact Sunworks’ results of operations remains uncertain.
A significant outbreak of epidemic, pandemic, or contagious diseases in the human population, such as the current COVID-19 Pandemic, could result in a widespread health crisis that could adversely affect the broader economies, financial and capital markets, commodity and energy prices, and overall demand environment for Sunworks’ products. A global health crisis could affect, and has affected, Sunworks’ workforce, customers and vendors, as well as economies and financial markets globally, potentially leading to an economic downturn, which could decrease spending, adversely affecting the demand for Sunworks’ products.
In response to the COVID-19 Pandemic, many state, local, and foreign governments have put in place, and others in the future may put in place, travel restrictions, quarantines, “stay at home” orders, and similar government orders and restrictions, in an attempt to control the spread of the disease. Such restrictions or orders have resulted in, and will continue to result in, business closures, work stoppages, slowdowns and delays, among other effects that could negatively impact Sunworks’ operations, as well as the operations of Sunworks’ customers and business partners. Such results have had and will continue to have a material adverse effect on Sunworks’ business, operations, financial condition, results of operations, and cash flows.
Although Sunworks has continued to operate consistent with federal guidelines and state and local orders, the extent to which the COVID-19 Pandemic impacts Sunworks’ business, operations, financial results and financial condition will depend on numerous evolving factors which are uncertain and cannot be predicted, including:
•	the duration and scope of the pandemic and associated disruptions;
•	a general slowdown in Sunworks’ industry;
•	governmental, business and individuals’ actions taken in response to the pandemic;
•	the effect on Sunworks’ customers and Sunworks’ customers’ demand for Sunworks’ products and installations;
•	the effect on Sunworks’ suppliers and disruptions to the global supply chain;
•	Sunworks’ ability to sell and provide Sunworks’ products and provide installations, including disruptions as a result of travel restrictions and people working from home;
•	the ability of Sunworks’ customers to pay for Sunworks’ products;
•	delays in Sunworks’ projects due to closures of jobsites or cancellation of jobs; and
•	any closures of Sunworks and its suppliers’ and customers’ facilities.
These effects of the COVID-19 Pandemic have resulted and will result in lost or delayed revenue to Sunworks. Sunworks has experienced, and may continue to experience, disruptions to Sunworks’ business as

Sunworks implements safety protocols, and modifications to travel. Sunworks is closely monitoring the impact of the COVID-19 Pandemic, continually assessing its potential effects on Sunworks’ business. Sunworks has taken actions to offset the impact of the COVID-19 Pandemic, including reducing salaries for all exempt employees, implementing furloughs, and restricting nonessential travel, but Sunworks cannot predict what future actions it may have to take in response to the COVID-19 Pandemic. The extent to which Sunworks’ results are affected by the COVID-19 Pandemic will largely depend on future developments which cannot be accurately predicted and are uncertain, but the COVID-19 Pandemic has had and will continue to have an adverse effect on Sunworks’ business, operations, financial condition, results of operations, and cash flows.
In addition, while Sunworks believes it has taken appropriate steps to maintain a safe workplace to protect Sunworks’ employees from contracting and spreading the coronavirus, including following the guidance set out from both the Occupational Safety and Health Administration and Centers for Disease Control and Prevention, Sunworks may not be able to completely prevent the spread of the virus among Sunworks’ employees. As of the time of this filing, several of Sunworks’ personnel have been subject to company-imposed quarantine restrictions based upon possible contact with individuals who have tested positive. Sunworks may face litigation or other proceedings making claims related to unsafe working conditions, inadequate protection of its employees or other claims. Any of these claims, even if without merit, could result in costly litigation or divert management’s attention and resources. Furthermore, Sunworks may face a sustained disruption to its operations due to one or more of the factors described above.
Even after the COVID-19 Pandemic has subsided, Sunworks may continue to experience adverse impacts to Sunworks’ business as a result of any economic instability that has occurred or may occur in the future. Any of these events could amplify the other risks and uncertainties described herein and could materially adversely affect Sunworks’ business, operations, financial condition, results of operations, cash flows or stock price.
Sunworks received a loan under the Paycheck Protection Program of the CARES Act, and all or a portion of the loan may not be forgivable.
In April 2020, Sunworks received a $2,847,000 loan (the “Sunworks PPP Loan”) pursuant to the Paycheck Protection Program of the CARES Act. The receipt of the funds, and the forgiveness of the Sunworks PPP Loan is dependent on Sunworks having initially qualified for the loan and qualifying for the forgiveness of such loan based on Sunworks’adherence to the forgiveness criteria. In June 2020, the United States Congress passed the Payroll Protection Program Flexibility Act that made several significant changes to Payment Protection Program loan provisions, including providing greater flexibility for loan forgiveness. Sunworks is using the proceeds from the Sunworks PPP Loan to fund payroll costs in accordance with the relevant terms and conditions of the CARES Act. Sunworks is following the government guidelines and tracking costs to insure 100% forgiveness of the Sunworks PPP Loan. To the extent the Sunworks PPP Loan is not forgiven, Sunworks will be required to repay that portion at an interest rate of 1% over a period of two years. If the conditions outlined in the loan program are adhered to by Sunworks, all or part of such loan could be forgiven. However, Sunworks cannot provide any assurance that Sunworks will be eligible for loan forgiveness or that any amount of the Sunworks PPP Loan will ultimately be forgiven.
A material reduction in the retail price of traditional utility generated electricity or electricity from other sources could harm Sunworks’ business, financial condition, results of operations and prospects.
Sunworks believes that a significant number of its customers decide to buy solar energy because they want to pay less for electricity than what is offered by the traditional utilities. However, distributed residential solar energy has yet to achieve broad market adoption as evidenced by the fact that distributed solar has penetrated less than 5% of its total addressable market in the U.S. residential sector.
The customer’s decision to choose solar energy may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the traditional utilities or from other renewable energy sources would harm Sunworks’ ability to offer competitive pricing and could harm Sunworks’ business. The price of electricity from traditional utilities could decrease as a result of:
•	construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;
•	relief of transmission constraints that enable local centers to generate energy less expensively;

•	reductions in the price of natural gas;
•	utility rate adjustment and customer class cost reallocation;
•	energy conservation technologies and public initiatives to reduce electricity consumption;
•	development of new or lower-cost energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; or
•	development of new energy generation technologies that provide less expensive energy
A reduction in utility electricity prices would make the purchase or the lease of Sunworks’ solar energy systems less economically attractive. If the retail price of energy available from traditional utilities were to decrease due to any of these reasons, or other reasons, Sunworks would be at a competitive disadvantage, it may be unable to attract new customers and its growth would be limited.
Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for Sunworks’ solar energy systems.
Federal, state and local government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In the United States, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including solar energy systems. This could result in a significant reduction in the potential demand for its solar energy systems. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to utilize power from the electric grid for back-up purposes. These fees could increase Sunworks customers’ cost to use solar energy systems and make them less desirable, thereby harming Sunworks’ business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar energy systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies or rate design, such as a flat rate price, would require Sunworks to lower the price of its solar energy systems to compete with the price of electricity from the electric grid.
In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce Sunworks’ competitiveness and cause a significant reduction in demand for its products and services. For example, certain jurisdictions have proposed assessing fees on customers purchasing energy from solar energy systems or imposing a new charge that would disproportionately impact solar energy system customers who utilize net energy metering, either of which would increase the cost of energy to those customers and could reduce demand for Sunworks’ solar energy systems. It is possible charges could be imposed on not just future customers but Sunworks’ existing customers, causing a potentially significant consumer relations problem and harming Sunworks’ reputation and business. Due to the concentration of Sunworks’ business in California, any such changes in these markets would be particularly harmful to Sunworks’ business, results of operations, and future growth.
Sunworks’ growth strategy depends on the widespread adoption of solar power technology.
The market for solar power products is emerging and rapidly evolving, and Sunworks’ future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, Sunworks would be unable to generate enough revenues to achieve and sustain profitability and positive cash flow. The factors influencing the widespread adoption of solar power technology include but are not limited to:
•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;
•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

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fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	availability and economics of battery storage and co-generation technology;
•	continued deregulation of the electric power industry and broader energy industry; and
•	availability of governmental subsidies and incentives.
Sunworks’ business currently benefits from the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact Sunworks’ business.
U.S. federal, state and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These governmental rebates, tax credits and other financial incentives enhance the return on investment for Sunworks’ customers and incent them to purchase solar systems. These incentives enable Sunworks to lower the price it charges customers for energy and for its solar energy systems. However, these incentives may expire on a particular date, or end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning.
Reductions in, or eliminations or expirations of, governmental incentives could adversely impact Sunworks’ results of operations and its ability to compete in its industry, causing Sunworks to increase the prices of its solar energy systems, and reducing the size of its addressable market. In addition, this would adversely impact Sunworks’ ability to attract investment partners and to form new financing funds and Sunworks’ ability to offer attractive financing to prospective customers.
Limits or reductions in net energy metering and related policies may prevent Sunworks from offering competitive pricing to its customers in its current markets, and changes to net energy metering policies may significantly reduce demand for electricity from its solar energy systems.
Each of the states where Sunworks currently serves customers has adopted a net energy metering policy. Net energy metering typically allows Sunworks’ customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system that is exported to the grid in excess of the electric load used by the customers. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Utilities operating in states without a net energy metering policy may receive solar electricity that is exported to the grid, when there is no simultaneous energy demand by the customer, and not provide retail compensation to the customer for this generation.
Sunworks’ ability to sell solar energy systems and the electricity they generate may be adversely impacted by the failure to expand existing limits on the amount of net energy metering in states that have implemented it, the failure to adopt a net energy metering policy where it currently is not in place, the imposition of new charges that only or disproportionately impact customers that utilize net energy metering, or reductions in the amount or value of credit that customers receive through net energy metering. Sunworks’ ability to sell solar energy systems and the electricity they generate also may be adversely impacted by the unavailability of expedited or simplified interconnection for grid-tied solar energy systems or any limitation on the number of customer interconnections or amount of solar energy that utilities are required to allow in their service territory or some part of the grid. If such charges are imposed, the cost savings associated with switching to solar energy may be significantly reduced and Sunworks’ ability to attract future customers and compete with traditional utility providers could be impacted.
Limits on net energy metering, interconnection of solar energy systems and other operational policies in key markets could limit the number of solar energy systems installed in those markets. For example, California utilities limit net energy metering credit to 5% of the utilities’ aggregate customer peak demand. California has adopted legislation to establish a process and timeline for developing a new net energy metering program with no cap on participation. If the caps on net energy metering in California and other jurisdictions are reached or if the amount or value of credit that customers receive for net energy metering is significantly reduced, future customers will be unable to recognize the current cost savings associated with net energy metering. Sunworks relies substantially on net energy metering when Sunworks establishes competitive pricing for its prospective customers and the absence of net energy metering for new customers would greatly limit demand for Sunworks’ solar energy systems.
Sunworks’ business depends in part on favorable regulatory treatment of third-party owned solar energy systems.
Sunworks’ leases and any power purchase agreements are third-party ownership arrangements. Sales of electricity by third parties face regulatory challenges in some states and jurisdictions. Other challenges pertain to whether third-party owned systems qualify for the same levels of rebates or other non-tax incentives available for customer-owned solar energy systems, whether third-party owned systems are eligible at all for these incentives, and whether third-party owned systems are eligible for net energy metering and the associated significant cost savings. Reductions in, or eliminations of, this treatment of these third-party arrangements could reduce demand for Sunworks’ systems, adversely impact its access to capital and could cause Sunworks to increase the price it charges its customers for energy.
Sunworks’ ability to provide solar energy systems to customers on an economically viable basis depends on its ability to help customers arrange financing for such systems.
Sunworks’ solar energy systems have been eligible for Federal ITCs or U.S. Treasury grants, as well as depreciation benefits. Sunworks has relied on, and will continue to rely on, financing structures that monetize a substantial portion of those benefits and provide financing for its solar energy systems. If, for any reason, Sunworks’ customers were unable to continue to monetize those benefits through these arrangements, Sunworks may be unable to provide and maintain solar energy systems for new customers on an economically viable basis.
The availability of this tax-advantaged financing depends upon many factors, including, but not limited to:
•	the state of financial and credit markets;
•	changes in the legal or tax risks associated with these financings; and
•	non-renewal of legal or tax incentives or decreases in the associated benefits.
U.S. Treasury grants are no longer available for new solar energy systems. Changes in existing law and interpretations by the Internal Revenue Service and the courts could reduce the willingness of funding sources to provide funds to customers of these solar energy systems. Sunworks cannot assure you that this type of financing will be available to its customers. If, for any reason, Sunworks is unable to find financing for solar energy systems, Sunworks may no longer be able to provide solar energy systems to new customers on an economically viable basis. This would have a negative impact on Sunworks’ business, financial condition, and results of operations.
Rising interest rates could adversely impact Sunworks’ business.
Increases in interest rates could have an adverse impact on Sunworks’ business by increasing its cost of capital, which would increase its interest expense and make acquisitions more expensive to undertake.
Further, rising interest rates may negatively impact its ability to arrange financing for its customers on favorable terms to facilitate its customers’ purchases of its solar energy systems. The majority of Sunworks’ cash flows to date have been from the sales of solar energy systems. Rising interest rates may have the effect of depressing the sales of solar energy systems because many consumers finance their purchases.
As a result, an increase in interest rates may negatively affect its costs and reduce its revenues, which would have an adverse effect on Sunworks’ business, financial condition, and results of operations.
Sunworks’ inability to arrange financing for its customers could hurt its future business.
Sunworks also competes, on a cost basis, with traditional utilities that supply electricity to its potential customers and with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure pursuant to state and local pro-competitive and consumer choice policies. Sunworks’ advantage over traditional utilities is that it offers customers the opportunity to create their own electricity and detach from the traditional electrical grid. To offer customers this opportunity, Sunworks often has to arrange financing for its customers as solar projects have received limited financing from traditional lending sources. Sunworks’ objective is to arrange the most flexible terms that meet the needs and wants of the customer. Although Sunworks does not provide financing itself, Sunworks has relationships to arrange financing with numerous private and public sources, including PACE (Property Assessed Clean Energy) Programs, which are programs that involve both municipal governments and private financing companies that allows property owners to receive upfront funding for renewable energy projects, and agricultural financing offered by a network of lending institutions. Sunworks’ inability to arrange financing through these or other sources could adversely affect Sunworks’ business and results of operations.
If Sunworks cannot compete successfully against other solar and energy companies, Sunworks may not be successful in developing Sunworks’ operations and Sunworks’ business may suffer.
The solar and energy industries are characterized by intense competition and technological advances, both in the United States and internationally. Sunworks competes with solar companies with business models that are similar to its own. In addition, Sunworks competes with solar companies in the downstream value chain of solar energy. For example, Sunworks faces competition from purely finance driven organizations that acquire customers and then subcontract out the installation of solar energy systems, from installation businesses that seek financing from external parties, from large construction companies and utilities, and increasingly from sophisticated electrical and roofing companies. Some of these competitors specialize in the residential solar energy market, and some may provide energy at lower costs than Sunworks does. Further, some of Sunworks’ competitors are integrating vertically in order to ensure supply and to control costs. Many of Sunworks’ competitors also have significant brand name recognition and have extensive knowledge of Sunworks’ target markets.
If Sunworks is unable to compete in the market, it will have a negative impact on Sunworks’ business, financial condition, and results of operations.
Adverse economic conditions may have negative consequences on Sunworks’ business, results of operations and financial condition.
Unpredictable and unstable changes in economic conditions, including recession, inflation, increased government intervention, or other changes, may adversely affect Sunworks’ general business strategy. Sunworks relies upon its ability to generate additional sources of liquidity and Sunworks may need to raise additional funds through public or private debt or equity financings in order to fund existing operations or to take advantage of opportunities, including acquisitions of complementary businesses or technologies. Any adverse event would have a negative impact on Sunworks’ business, results of operations and financial condition.
Sunworks’ business is concentrated in certain markets, putting Sunworks at risk of region-specific disruptions.
As of December 31, 2019, a vast majority of Sunworks’ total installations were in California and Nevada. Sunworks maintains offices in California. Sunworks expects its near-term future growth to occur in California, Massachusetts, Nevada, New Jersey and New York, and to further expand its customer base and operational infrastructure. Accordingly, Sunworks’ business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated.
Substantially all of Sunworks’ business is conducted primarily using direct-selling, channel partners and authorized dealers.
While Sunworks is in the process of evaluating different distribution channels, currently substantially all of Sunworks’ business is conducted using direct selling, channel partners and authorized dealers. Sunworks competes against companies that sell solar energy systems to customers through a number of distribution channels, including homebuilders, home improvement stores, large construction, electrical and roofing companies and other third parties and companies that access customers through relationships with third parties in addition to other direct-selling companies. Sunworks’ limited distribution channel may place Sunworks at a disadvantage with consumers who prefer to purchase products through these other distribution channels. Additionally,

Sunworks is vulnerable to changes in laws related to direct marketing as regulations have limited unsolicited residential sales calls and may impose additional restrictions. If additional laws affecting direct marketing are passed in the markets in which Sunworks operates, it could take time to train its sales force to comply with such laws, and Sunworks may be exposed to fines or other penalties for violations of such laws. If Sunworks fails to compete effectively through its selling efforts or is not successful in executing its strategy to sell its solar energy systems through other channels, its financial condition, results of operations, and growth prospects will be adversely affected.
If Sunworks is unable to retain and recruit qualified technicians and advisors, or if its key executives, key employees or consultants discontinue their employment or consulting relationship with Sunworks, it may delay its development efforts or otherwise harm Sunworks’ business.
Sunworks may not be able to attract or retain qualified management or technical personnel in the future due to the intense competition for qualified personnel among solar, energy, and other businesses. Sunworks’ industry has experienced a high rate of turnover of management personnel in recent years. If Sunworks is not able to attract, retain, and motivate necessary personnel to accomplish Sunworks’ business objectives, Sunworks may experience constraints that will significantly impede the successful development of any product candidates, its ability to raise additional capital, and its ability to implement its overall business strategy.
Sunworks is highly dependent on members of its management and technical staff. Sunworks’ success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior technical personnel. The loss of any of its executive officers, key employees, or consultants and its inability to find suitable replacements could potentially harm Sunworks’ business, financial condition, and prospects. Sunworks may be unable to attract and retain personnel on acceptable terms given the competition among solar and energy companies. Certain of Sunworks’ current officers, directors, and/or consultants hereafter appointed may from time to time serve as officers, directors, scientific advisors, and/or consultants of other solar and energy companies. Sunworks does not maintain “key man” insurance policies on any of its officers or employees. Other than certain members of its senior management team, all of Sunworks’ employees are employed “at will” and, therefore, each employee may leave its employment and join a competitor at any time.
In addition, Sunworks has reduced its workforce significantly from 178 full-time employees as of December 31, 2019 to 150 employees as of June 30, 2020, of which 124 are full-time, 13 are on temporary layoff and another 13 are now part-time and implemented other cost saving activities. These actions could lead to disruptions in Sunworks’ business, reduced employee morale and productivity, increased attrition, and problems with retaining existing and recruiting future employees.
In August 2020, there were changes in the executive management of Sunworks, including the resignation of Charles Cargile from his position of Chief Executive Officer of Sunworks and the appointment of Steven Chan as the interim Chief Executive Officer of Sunworks.
Sunworks may not successfully implement Sunworks’ business model.
Sunworks’ business model is predicated on its ability to provide solar systems at a profit, and through organic growth, geographic expansion, and strategic acquisitions. Sunworks intends to continue to operate as Sunworks has previously with sourcing and marketing methods that Sunworks has used successfully in the past. However, Sunworks cannot assure that its methods will continue to attract new customers in the very competitive solar systems marketplace.
In the event its customers resist paying the prices projected in Sunworks’ business plan to purchase solar installations, Sunworks’ business, financial condition, and results of operations will be materially and adversely affected.
Sunworks may not be able to effectively manage its growth.
Sunworks’ future growth, if any, may cause a significant strain on its management and its operational, financial, and other resources. Its ability to manage its growth effectively will require Sunworks to implement and improve its operational, financial, and management systems and to expand, train, manage, and motivate its employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources used without a corresponding increase in Sunworks’ operational, financial, and management systems could have a negative impact on Sunworks’ business, financial condition, and results of operations.
Sunworks may not realize the anticipated benefits of future acquisitions, and integration of these future acquisitions which may disrupt Sunworks’ business and management.
In the future, Sunworks may acquire additional companies, project pipelines, products or technologies or enter into joint ventures or other strategic initiatives. Sunworks may not realize the anticipated benefits of these future acquisitions, and any acquisition has numerous risks. These risks include the following:
•	difficulty in assimilating the operations and personnel of the acquired company;
•	difficulty in effectively integrating the acquired technologies or products with its current technologies;
•	difficulty in maintaining controls, procedures and policies during the transition and integration;
•	disruption of Sunworks’ ongoing business and distraction of its management and employees from other opportunities and challenges due to integration issues;
•	difficulty integrating the acquired company’s accounting, management information, and other administrative systems;
•	inability to retain key technical and managerial personnel of the acquired business;
•	inability to retain key customers, vendors, and other business partners of the acquired business;
•	inability to achieve the financial and strategic goals for the acquired and combined businesses;
•	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact its operating results;
•	potential failure of the due diligence processes to identify significant issues with product quality, intellectual property infringement, and other legal and financial liabilities, among other things;
•	potential inability to assert that internal controls over financial reporting are effective;
•	potential inability to retain the right individuals to serve on Sunworks’ Board of Directors and as its senior management, post transaction; and
•	potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.
Mergers and acquisitions of companies are inherently risky and, if Sunworks does not complete the integration of acquired businesses successfully and in a timely manner, Sunworks may not realize the anticipated benefits of the acquisitions to the extent anticipated, which could adversely affect Sunworks’ business, financial condition, or results of operations.
A portion of Sunworks’ total assets consists of goodwill, which is subject to a periodic impairment analysis, and a significant impairment determination in any future period could have an adverse effect on Sunworks’ statement of operations even without a significant loss of revenue or increase in cash expenses attributable to such period.
At June 30, 2020 Sunworks had goodwill totaling approximately $5.5 million associated with prior acquisitions. Sunworks will be required to continue to evaluate this goodwill for impairment based on the fair value of the operating business units to which this goodwill relates, at least once a year. This estimated fair value could change if Sunworks is unable to achieve operating results at the levels that have been forecasted, the market valuation of those business units decreases based on transactions involving similar companies, or there is a permanent, negative change in the market demand for the services offered by the business units. These changes could result in further impairment of the existing goodwill balance that could require a material non-cash charge to its results of operations.
During the six months ending June 30, 2020 Sunworks had a goodwill impairment charge of $4.0 million.

Sunworks may be subject to claims arising from the operations of its various businesses for periods prior to the dates Sunworks acquired them.
Sunworks may be subject to claims or liabilities arising from the ownership or operation of acquired businesses for the periods prior to its acquisition of them, including environmental, employee-related, and other liabilities and claims not covered by insurance. These claims or liabilities could be significant. Sunworks’ ability to seek indemnification from the former owners of its acquired businesses for these claims or liabilities may be limited by various factors, including the specific time, monetary or other limitations contained in the respective acquisition agreements and the financial ability of the former owners to satisfy its indemnification claims. In addition, insurance companies may be unwilling to cover claims that have arisen from acquired businesses or locations, or claims may exceed the coverage limits that Sunworks’ acquired businesses had in effect prior to the date of acquisition. If Sunworks is unable to successfully obtain insurance coverage of third-party claims or enforce its indemnification rights against the former owners, or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, Sunworks could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect its financial condition and results of operations.
With respect to providing electricity on a price-competitive basis, solar systems face competition from traditional regulated electric utilities, from less-regulated third party energy service providers and from new renewable energy companies.
The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large traditional utilities. Sunworks believes that one of its primary competitors (excluding other engineering, procure and construction businesses) are the traditional utilities that supply electricity to its potential customers. Traditional utilities generally have substantially greater financial, technical, operational and other resources than Sunworks does. As a result, these competitors may be able to devote more resources to the research, development, promotion, and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than Sunworks can. Traditional utilities could also offer other value-added products or services that could help them to compete with Sunworks even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by Sunworks’ solar energy systems.
Sunworks also competes with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure pursuant to state and local pro-competitive and consumer choice policies. These energy service companies are able to offer customers electricity supply-only solutions that are competitive with Sunworks solar energy system options on both price and usage of renewable energy technology while avoiding the long-term agreements and physical installations that its current fund-financed business model requires. This may limit Sunworks’ ability to attract new customers; particularly those who wish to avoid long-term contracts or have an aesthetic or other objection to putting solar panels on their roofs.
As the solar industry grows and evolves, Sunworks will also face new competitors who are not currently in the market. Low technological barriers to entry characterize the solar industry and well-capitalized companies could choose to enter the market and compete with Sunworks. Sunworks’ failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit its growth and will have a negative impact on Sunworks’ business and prospects.
Developments in alternative technologies or improvements in distributed solar energy generation may materially adversely affect demand for its offerings.
Significant developments in alternative technologies, such as advances in other forms of distributed solar power generation, storage solutions such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production may materially and adversely affect Sunworks’ business and prospects in ways Sunworks does not currently anticipate. Any failure by Sunworks to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay deployment of its solar energy systems, which could result in product obsolescence, the loss of competitiveness of its systems, decreased revenue and a loss of market share to competitors.

Due to the limited number of suppliers in Sunworks’ industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, quality issues, price change or other limitation in Sunworks’ ability to obtain components or technologies Sunworks uses could result in sales and installation delays, cancellations, and loss of market share.
While Sunworks purchases its products from several different suppliers, if one or more of the suppliers that Sunworks relies upon to meet anticipated demand ceases or reduces production due to its financial condition, acquisition by a competitor, or otherwise, is unable to increase production as industry demand increases or is otherwise unable to allocate sufficient production to Sunworks, it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and its ability to satisfy this demand may be adversely affected. At times, suppliers may have issues with the quality of their products, which may not be realized until the product has been installed at a customer site. This may result in additional cost incurred. There are a limited number of suppliers of solar energy system components and technologies. While Sunworks believes there are other sources of supply for these products available, transitioning to a new supplier may result in additional costs and delays in acquiring its solar products and deploying its systems. These issues could harm Sunworks’ business or financial performance.
In addition, the acquisition of a component supplier or technology provider by one of Sunworks’ competitors could limit its access to such components or technologies and require significant redesigns of Sunworks’ solar energy systems or installation procedures and have a negative impact on Sunworks’ business.
There have also been periods of industry-wide shortages of key components, including solar panels, in times of industry disruption. The manufacturing infrastructure for some of these components has a long lead-time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. The solar industry is frequently experiencing significant disruption and, as a result, shortages of key components, including solar panels, may be more likely to occur, which in turn may result in price increases for such components. Even if industry-wide shortages do not occur, suppliers may decide to allocate key components with high demand or insufficient production capacity to more profitable customers, customers with long-term supply agreements or customers other than Sunworks and its supply of such components may be reduced as a result.

Typically, Sunworks purchases the components for its solar energy systems on an as-needed basis and does not operate under long-term supply agreements. The vast majority of its purchases are denominated in U.S. dollars. Since Sunworks’ revenue is also generated in U.S. dollars Sunworks is mostly insulated from currency fluctuations. However, since Sunworks’ suppliers often incur a significant amount of their costs by purchasing raw materials and generating operating expenses in foreign currencies, if the value of the U.S. dollar depreciates significantly or for a prolonged period of time against these other currencies this may cause its suppliers to raise the prices they charge Sunworks, which could harm its financial results. Since Sunworks purchases most of the solar photovoltaic panels it uses from China, Sunworks is particularly exposed to exchange rate risk from increases in the value of the Chinese Renminbi.
The supply of components from China is also uncertain due to COVID-19 that has resulted in travel restrictions and shutdowns of businesses in China and the broader Asian region. Any supply shortages, delays, price changes or other limitation in Sunworks’ ability to obtain components or technologies Sunworks uses could limit its growth, cause cancellations or adversely affect its profitability, and result in loss of market share and damage to its brand.
Although Sunworks’ business has benefited from the declining cost of solar panels, its financial results may be harmed now that the cost of solar panels has stabilized and could increase in the future, due to increases in the cost of solar panels and tariffs on imported solar panels imposed by the U.S. government.
The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of Sunworks’ solar energy systems and customer adoption of this form of renewable energy. With the stabilization or increase of solar panel and raw materials prices, Sunworks’ growth could slow, and its financial results could suffer. Further, the cost of solar panels and raw materials could increase in the future due to tariff penalties or other factors.
On January 23, 2018, The U.S. government imposed a protective tariff on solar panel components. The U.S. Trade Representative (“USTR”) released the following terms of the tariff:
	Year 1	Year 2	Year 3	Year 4
Safeguard Tariff on Panels and Cells	30%	25%	20%	15%
Cells Exempted from Tariff	2.5 gigawatts	2.5 gigawatts	2.5 gigawatts	2.5 gigawatts
As indicated in the terms, the tariff will not apply to the first 2.5 gigawatts of solar cells imported in each of the four years. Panels imported from China and Taiwan previously were subject to tariffs from a 2012 solar trade case. The current tariff applies to all countries.
As a result of the protective tariffs, and if additional tariffs are imposed or other disruptions to the supply chain occur, Sunworks’ ability to purchase these products on competitive terms or to access specialized technologies from those countries could be limited. Any of those events could harm Sunworks’ financial results by requiring Sunworks to account for the cost of trade penalties or to purchase solar panels or other system components from alternative, higher-priced sources.
Sunworks acts as the licensed general contractor for its customers and is subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a negative impact on Sunworks’ business and results of operations.
Sunworks is a licensed contractor. Sunworks is normally the general contractor, electrician, construction manager, and installer for its solar energy systems. Sunworks may be liable to customers for any damage Sunworks causes to their home, belongings or property during the installation of Sunworks’ systems. For example, Sunworks penetrates its customers’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of installation of solar energy systems. In addition, because the solar energy systems Sunworks deploys are high-voltage energy systems, Sunworks may incur liability for the failure to comply with electrical standards and manufacturer recommendations. Because Sunworks’ profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays, or other execution issues may cause Sunworks to not achieve its expected results or cover its costs for that project.

In addition, the installation of solar energy systems is subject to oversight and regulation in accordance with national, state, and local laws and ordinances relating to building, fire and electrical codes, safety, environmental protection, utility interconnection and metering, and related matters. Sunworks also relies on certain of its employees to maintain professional licenses in many of the jurisdictions in which Sunworks operates, and its failure to employ properly licensed personnel could adversely affect its licensing status in those jurisdictions. It is difficult and costly to track the requirements of every authority having jurisdiction over Sunworks’ operations and its solar energy systems. Any new government regulations or utility policies pertaining to its systems, or changes to existing government regulations or utility policies pertaining to its systems, may result in significant additional expenses to Sunworks and its customers and, as a result, could cause a significant reduction in demand for its systems.
Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties, operational delays, and adverse publicity.
The installation of solar energy systems requires Sunworks’ employees to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of the installation process requires its employees to work in locations that may contain potentially dangerous levels of asbestos, lead, mold or other materials known or believed to be hazardous to human health. Sunworks also maintains a fleet of trucks and other vehicles to support its installers and operations. There is substantial risk of serious injury or death if proper safety procedures are not followed. Sunworks’ operations are subject to regulation under the U.S. Occupational Safety and Health Act (“OSHA”), the U.S. Department of Transportation (“DOT”), and equivalent state laws. Changes to OSHA or DOT requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If Sunworks fails to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, Sunworks may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend or limit operations. High injury rates could expose Sunworks to increased liability. In the past, Sunworks has had workplace accidents and received citations from OSHA regulators for alleged safety violations, resulting in fines. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject Sunworks to adverse publicity, damage its reputation and competitive position and adversely affect Sunworks’ business.
Problems with product quality or performance may cause Sunworks to incur warranty expenses, damage its market reputation, and prevent Sunworks from maintaining or increasing its market share.
If Sunworks’ products fail to perform as expected while under warranty, or if Sunworks is unable to support the warranties or production guarantees, sales of its products may be adversely affected, or its costs may increase, and Sunworks’ business, results of operations, and financial condition could be materially and adversely affected.
Sunworks may also be subject to warranty or product liability claims against Sunworks that are not covered by insurance or are in excess of its available insurance limits or warranty reserves. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on its goodwill and reputation. The possibility of future product failures could cause Sunworks to incur substantial expenses to repair or replace defective products. Furthermore, widespread product failures may damage its market reputation and reduce its market share causing sales to decline.
A failure to comply with laws and regulations relating to its interactions with current or prospective residential customers could result in negative publicity, claims, investigations, and litigation, and adversely affect Sunworks’ financial performance.
Approximately 31% of Sunworks’ business focuses on contracts and transactions with residential customers. Sunworks must comply with numerous federal, state, and local laws and regulations that govern matters relating to its interactions with residential consumers, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvement contracts, warranties, and door-to-door solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state and local legislative and regulatory bodies may expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how Sunworks does business, acquires customers, and manages and uses information it collects from and about current and prospective customers and the costs associated therewith. Sunworks strives to comply with all applicable laws and regulations relating to its interactions with residential customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or its practices. Sunworks’ non-compliance with any such law or regulations could also expose the company to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect Sunworks’ business. Sunworks has incurred, and will continue to incur, significant expenses to comply with such laws and regulations, and increased regulation of matters relating to its interactions with residential consumers could require Sunworks to modify Sunworks’ operations and incur significant additional expenses, which could have an adverse effect on Sunworks’ business, financial condition and results of operations.
If Sunworks experiences a significant disruption in its information technology systems, fails to implement new systems and software successfully, or if Sunworks experiences cyber security incidents or has a deficiency in cybersecurity, Sunworks’ business could be adversely affected.
Sunworks depends on information systems throughout its company to process orders, manage inventory, process and bill shipments and collect cash from its customers, respond to customer inquiries, contribute to its overall internal control processes, maintain records of its property, plant and equipment, and record and pay amounts due vendors and other creditors. These systems may experience damage or disruption from a number of causes, including power outages, computer and telecommunication failures, computer viruses, malware, ransomware or other destructive software, internal design, manual or usage errors, cyberattacks, terrorism, workplace violence or wrongdoing, catastrophic events, natural disasters and severe weather conditions. Sunworks may also be impacted by breaches of its third-party processors.
If Sunworks was to experience a prolonged disruption in its information systems that involve interactions with customers and suppliers, it could result in the loss of sales and customers and/or increased costs, which could adversely affect its overall business operation. Although no such incidents have had a direct, material impact on Sunworks, Sunworks is unable to predict the direct or indirect impact of any future incidents to Sunworks’ business.
In addition, numerous and evolving cybersecurity threats, including advanced and persistent cyberattacks, phishing and social engineering schemes, particularly on internet applications, could compromise the confidentiality, availability, and integrity of data in its systems. The security measures and procedures Sunworks and its customers have in place to protect sensitive data and other information may not be successful or sufficient to counter all data breaches, cyberattacks, or system failures. Although Sunworks devotes resources to its cybersecurity programs and has implemented security measures to protect its systems and data, and to prevent, detect and respond to data security incidents, there can be no assurance that its efforts will prevent these threats.
The techniques used to obtain unauthorized access, or to disable or degrade systems change frequently, have become increasingly more complex and sophisticated, and may be difficult to detect for periods of time, and Sunworks may not anticipate these acts or respond adequately or timely. As these threats continue to evolve and increase, Sunworks may be required to devote significant additional resources in order to modify and enhance its security controls and to identify and remediate any security vulnerabilities.
Seasonality caused by customer demand and weather may cause fluctuations in Sunworks’ financial results.
Sunworks often finds that some customers tend to book projects by the end of a calendar year to realize the benefits of available subsidy programs prior to year-end. This results in third and fourth quarter revenues being more robust usually at the expense of the first quarter. Demand for Sunworks’ products may be affected by changes in the buying patterns of its customers.
In addition, the first quarter in California, Nevada and the Northeast often has rain and snow, which also reduces Sunworks’ ability to install in that quarter relative to the remainder of the year. In the future, this seasonality may cause fluctuations in its financial results. Poor performance because of unseasonable weather conditions whether due to climate change or otherwise, economic conditions or other factors, could have a negative impact on Sunworks’ business, financial condition and operating results for the entire fiscal year. Abnormally wet weather in the spring or summer months could negatively impact its financial results.
Shifts in customer demand or weather are difficult to predict and may not be immediately apparent, and the impact of these changes is difficult to quantify from period to period. There can be no assurance that Sunworks will be successful in implementing effective strategies to counter these shifts. In addition, other seasonality trends may develop and the existing seasonality that Sunworks experiences may change.
If Sunworks fails to maintain an effective system of internal control over financial reporting and other business practices, and of board-level oversight, Sunworks may not be able to report its financial results accurately or prevent and detect fraud and other improprieties. Consequently, investors could lose confidence in its financial reporting, and this may decrease the trading price of its stock.
Sunworks must maintain effective internal controls to provide reliable financial reports and to prevent and detect fraud and other improprieties. Sunworks is responsible for reviewing and assessing its internal controls and implementing additional controls when improvement is needed. Failure to implement any required changes to its internal controls or other changes Sunworks identifies as necessary to maintain an effective system of internal controls could harm its operating results and cause investors to lose confidence in its reported financial information. Any such loss of confidence would have a negative effect on the market price of its stock.
Sarbanes-Oxley Act requirements regarding internal control over financial reporting, and other internal controls over business practices, are costly to implement and maintain, and such costs are relatively more burdensome for smaller companies such as Sunworks than for larger companies. Sunworks has limited internal personnel to implement procedures and must scale its procedures to be compatible with its resources. Sunworks also relies on outside professionals including accountants and attorneys to support its control procedures. Sunworks is working to improve all of its controls but, if its controls are not effective, Sunworks may not be able to report its financial results accurately or prevent and detect fraud and other improprieties which could lead to a decrease in the market price of its stock.

THE PECK VIRTUAL SPECIAL MEETING
This Joint Proxy Statement/Prospectus is being provided to Peck stockholders as part of a solicitation of proxies by the Peck Board for use at the Peck Special Meeting to be held at the time specified below and at any properly convened meeting following an adjournment or postponement thereof. This Joint Proxy Statement/Prospectus provides Peck stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Peck Special Meeting.
Date, Time and Place of the Virtual Special Meeting
The Peck Special Meeting will be held exclusively online via live audio-only webcast on [•], 2020 at [•] Eastern Time. The Peck Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/PECK2020SM, where you will be able to listen to the Peck Special Meeting live, have an opportunity to submit questions, and vote online. We encourage you to allow ample time for online check-in, which will open at [•] Eastern Time. Please note that you will not be able to attend the Peck Special Meeting in person. Peck intends to mail this Joint Proxy Statement/Prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Peck Special Meeting on or about [•], 2020.
Matters to be Considered
At the Peck Special Meeting, Peck stockholders will be asked to consider and vote on the following:
1.
Approval of the Peck Share Issuance. To vote on a proposal to approve the issuance of Peck Common Stock, par value $0.0001 per share, to Sunworks stockholders in connection with the Merger contemplated by the Merger Agreement; and

2.
Adjournment of the Peck Virtual Special Meeting. To vote on a proposal to approve the adjournment of the Peck Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Peck Special Meeting to approve the Peck Share Issuance Proposal.

Completion of the Merger is conditioned on the approval of the Peck Share Issuance Proposal.
Recommendation of the Peck Board
On August 10, 2020, the Peck Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Peck share issuance, are in the best interests of Peck. Accordingly, the Peck Board unanimously recommends that Peck stockholders vote “FOR” the Peck Share Issuance Proposal, and “FOR” the Peck Adjournment Proposal.
Peck stockholders should carefully read this Joint Proxy Statement/Prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the Merger and the other transactions contemplated by the Merger Agreement.
Peck Record Date; Peck Stockholders Entitled to Vote
Only holders of record of Peck Common Stock at the close of business on the Peck Record Date will be entitled to notice of, and to vote at, the Peck Special Meeting or any adjournments or postponements thereof.
As of the close of business on the Peck Record Date, there were [•] shares of Peck Common Stock outstanding and entitled to vote at the Peck Special Meeting. Each share of Peck Common Stock outstanding on the Peck Record Date entitles the holder thereof to one vote on each proposal to be considered at the Peck Special Meeting.
Your vote is important. We expect that many Peck stockholders will not attend the Peck Special Meeting, and instead will be represented by proxy. Most Peck stockholders have a choice of submitting a proxy to vote their shares via the Internet, by using a toll-free telephone number, or by returning a completed Peck Proxy Card or voting instruction form. Please check your Notice, Proxy Card or the information forwarded by your broker, bank or other holder of record, to see which options are available to you. These Internet and telephone procedures have been designed to authenticate Peck stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone facilities for Peck stockholders of record to submit proxies will close at [•] on [•], 2020. If your shares are held through a broker, bank or other holder of record, and Internet or telephone facilities are made available to you, these facilities may close sooner than those for Peck stockholders of record.
You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including a proxy submitted by Internet or telephone), by delivering a written revocation before the Peck Special Meeting or by voting at the Peck Special Meeting. Executing your proxy in advance will not limit your right to vote at the Peck Special Meeting if you decide to attend the Peck Special Meeting. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Peck Special Meeting unless you have a legal proxy, executed in your favor, from the holder of record.
All shares entitled to vote and represented by properly executed proxies received prior to the Peck Special Meeting and not revoked will be voted at the Peck Special Meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Peck Board recommends for such proposal.
Subject to health concerns relating to COVID-19, which may require Peck to implement alternative procedures to protect the health and welfare of Peck’s employees and stockholders, a complete list of Peck stockholders entitled to vote at the Peck Special Meeting will be available for examination by any Peck stockholder in the Corporate Secretary’s Office at The Peck Company Holdings, Inc., 4050 Williston Road, #511, South Burlington, Vermont 05403, for purposes pertaining to the Peck Special Meeting, during ordinary business hours for a period of ten days before the Peck Special Meeting, and at the Peck Special Meeting. A complete list of Peck stockholders entitled to vote at the Peck Special Meeting will also be available for inspection during the Peck Special Meeting at https://www.virtualshareholdermeeting.com/PECK2020SM by logging in with your 16-digit control number(s).
Voting by Peck’s Directors and Executive Officers
As of the close of business on the Peck Record Date, directors and executive officers of Peck and their affiliates owned and were entitled to vote approximately 3,181,052.00 shares of Peck Common Stock, or approximately 60.0% of the shares of Peck Common Stock outstanding on that date. The number of shares of Peck Common Stock referenced in the preceding sentence includes an aggregate of 1,406,974 shares of Peck Common Stock that are subject to the Peck Voting Agreement pursuant to which Mr. Peck has the power to vote such shares of Peck Common Stock. It is currently expected that Peck’s directors and executive officers will vote their shares of Peck Common Stock in favor of each of the proposals to be considered at the Peck Special Meeting although none of such directors or executive officers have entered into an agreement obligating them to do so, except for Jeffrey Peck and the Frederick A. Myrick, Jr. in his capacity as co-trustee of the Mykilore Trust, a Peck stockholder, pursuant to the terms of their respective Voting Agreements with Sunworks. For information with respect to Peck Common Stock owned by directors and executive officers of Peck, please see the section entitled: “Principal Stockholders of Peck” beginning on page 196 of this Joint Proxy Statement/Prospectus for additional information.
The number of shares reflected above does not include shares of Peck Common Stock that may be issued to Mr. Peck and the Mykilore Trust pursuant to the earnout provisions under Section 2.6 of the Exchange Agreement. In the event that the earnout provisions of the Exchange Agreement are deemed to have been met by June 30, 2020, the end of the Earnout Period, Peck will issue 291,554 shares of Peck Common Stock to Mr. Peck and 145,777 shares of Peck Common stock to the Mykilore Trust. The earnout provision will be met in the event that (a) Peck’s adjusted EBITDA for the Earnout Period is $5,000,000 or more or (b) the closing stock price of Peck Common Stock is $12.00 or more after the Closing Date and prior to the end of the Earnout Period. Peck has requested a legal opinion to determine if any of the earnout provisions were met as of June 30, 2020.
Quorum
The presence at the Peck Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of Peck Common Stock issued and outstanding and entitled to vote as of the Peck Record Date, will constitute a quorum for the transaction of business at the Peck Special Meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Peck Special Meeting.
Required Vote
The required votes to approve the Peck proposals are as follows:
•
The Peck Share Issuance Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting, and entitled to vote on the Peck Share Issuance Proposal. The required vote of holders of Peck Common Stock to approve the Peck Share Issuance Proposal is based on the number of shares that are present virtually or represented by proxy at the Peck Special Meeting and entitled to vote on the proposal, not on the number of outstanding shares of Peck Common Stock. Brokers, banks and other nominees do not have discretionary authority to vote on this proposal.

•
The Peck Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting, and entitled to vote on the Peck Adjournment Proposal. The required vote of holders of Peck Common Stock to approve the Peck Adjournment Proposal is based on the number of shares that are present virtually or represented by proxy at the Peck Special Meeting and entitled to vote on the proposal, not on the number of outstanding shares of Peck Common Stock. Brokers, banks and other nominees do not have discretionary authority to vote on this proposal.

Voting by Holders of Record
If you were the record holder of your shares of Peck Common Stock of the Peck Record Date, you may vote your shares of Peck Common Stock at the Peck Special Meeting via the Peck Special Meeting website. Any Peck stockholder can attend the Peck Special Meeting by visiting https://www.virtualshareholdermeeting.com/PECK2020SM, where stockholders may listen to the Peck Special Meeting, have an opportunity to submit questions and vote during the Peck Special Meeting webcast. Additionally, you may submit your proxy authorizing the voting of your shares of Peck Common Stock at the Peck Special Meeting by mail, by telephone or via the Internet.
Voting via Proxies Submitted by the Internet or by Telephone
•
To submit your proxy via the Internet, go to the website specified on your Peck Proxy Card. Have your Peck Proxy Card in hand when you access the website and follow the instructions to vote your shares.

•	To submit your proxy by telephone, call the telephone number specified on your Peck Proxy Card. Have your Peck Proxy Card in hand when you call and then follow the instructions to vote your shares.
•	If you submit a proxy to vote your shares via the Internet or by telephone, you must do so no later than [•] on [•], 2020.
Voting via Proxies Submitted by Mail
As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.
•	To submit your proxy by mail, simply mark, sign and date your Peck Proxy Card and return it in the pre-paid envelope that has been provided, or in an envelope addressed to: Vote Processing, c/o [•].
•	If you submit a proxy to vote your shares by mail, your Peck Proxy Card must be received no later than [•] on [•], 2020.
Treatment of Abstentions; Failure to Vote
For purposes of the Peck Special Meeting, an abstention occurs when a Peck stockholder attends the Peck Special Meeting, either by attending the Peck Special Meeting or by proxy, but abstains from voting. For each of the Peck Share Issuance Proposal and the Peck Adjournment Proposal, if a Peck stockholder present at the Peck Special Meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Peck stockholder is not present at the Peck Special Meeting and does not respond by proxy, it will have no effect on the vote count for such proposal. Peck does not intend to call a vote on the Peck Adjournment Proposal if the Peck Share Issuance Proposal has been approved at the Peck Special Meeting.
Shares Held in Street Name / Broker Non-Votes
If your shares of Peck Common Stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. Banks, brokers or other nominees who hold shares of Peck Common Stock on behalf of their customers may not give a proxy to Peck to vote those shares with respect to the Peck Share Issuance Proposal and the Peck Adjournment Proposal without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on these “non-routine” matters. Under the current rules of Nasdaq, each of the proposals to be considered at the Peck Special Meeting as described in this Joint Proxy Statement/Prospectus are considered non-routine. Therefore banks, brokers and other nominee holders of record do not have discretionary authority to vote on any of the proposals to be considered at the Peck Special Meeting. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. However, because there are no “routine” matters to be voted on at the Peck Special Meeting, if a beneficial owner of shares of Peck Common Stock held in street name does not give voting instructions to the broker, bank or other nominee, then those shares will not be present or represented by proxy at the Peck Special Meeting. As a result, there will not be any broker non-votes at the Peck Special Meeting.
Attendance at the Peck Special Meeting and Voting at the Peck Special Meeting
You or your authorized proxy may attend the Peck Special Meeting if you were a registered or beneficial stockholder of Peck Common Stock as of the Peck Record Date.
To participate in the Peck Special Meeting, visit https://www.virtualshareholdermeeting.com/PECK2020SM and enter the 16-digit control number included on your Proxy Card or on the instructions that accompanied your proxy materials. The virtual Peck Special Meeting allows stockholders to submit questions during the Peck Special Meeting in the question box provided at https://www.virtualshareholdermeeting.com/PECK2020SM. We will respond to as many properly submitted questions during the relevant portion of the Peck Special Meeting agenda as time allows.
If we experience technical difficulties during the Peck Special Meeting (e.g., a temporary or prolonged power outage), we will determine whether the Peck Special Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Peck Special Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via [•].
If you are a registered stockholder (that is, you hold your shares through Peck’s transfer agent, Continental Stock Transfer & Trust), ou do not need to register to attend the Peck Special Meeting virtually on the internet. Please follow the instructions on the notice or Proxy Card that you received. No proof of ownership is necessary because Peck can verify your ownership.
If you own shares in street name through an intermediary, such as a bank, broker or other nominee, please follow the voting instructions provided to you by that nominee in order to vote your share
Revocability of Proxies
Any Peck stockholder of record giving a proxy has the power to revoke it. If you are a Peck stockholder of record, you may revoke your proxy in any of the following ways:
•
By delivering to Peck’s Corporate Secretary (at Peck’s executive offices at 4050 Williston Road, #511, South Burlington, Vermont 05403) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked, which revocation is received prior to the proxy’s exercise at the Peck Special Meeting;

•
By duly executing a subsequently dated proxy relating to the same shares of Peck Common Stock and delivering it to Peck’s Corporate Secretary at the address in the bullet point above, which subsequent proxy is received before the prior proxy is exercised at the Peck Special Meeting;

•
By duly submitting a subsequently dated proxy relating to the same shares of Peck Common Stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before [•] on [•], 2020; or

•	By attending the Peck Special Meeting and voting such shares during the Peck Special Meeting as described above, although attendance at the Peck Special Meeting will not, by itself, revoke a proxy.
If your shares of Peck Common Stock are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or applicable plan administrator. You must contact your bank, broker or other nominee, or applicable plan administrator to find out how to do so.
Solicitation of Proxies; Expenses of Solicitation
The Peck Board is soliciting proxies for the Peck Special Meeting from its stockholders. Peck will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this Joint Proxy Statement/Prospectus, the Peck Proxy Card and any additional materials furnished to Peck stockholders. Proxies may be solicited by directors, officers and a small number of Peck’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. Peck does not plan to retain a proxy solicitor. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Peck Common Stock of record for beneficial owners for forwarding to such beneficial owners. Peck may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.
Tabulation of Votes
Peck will appoint an Inspector of Election for the Peck Special Meeting. The Inspector of Election will independently tabulate affirmative and negative votes and abstentions.
Adjournments
Subject to certain restrictions contained in the Merger Agreement, the Peck Special Meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Peck Special Meeting at which the adjournment was taken unless:
•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Peck stockholder of record entitled to vote at the Peck Special Meeting; or
•
if, after the adjournment, a new Record Date for determination of Peck stockholders entitled to vote is fixed for the adjourned meeting, in which case the Peck Board will fix as the Record Date for determining Peck stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Peck stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Peck stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Peck Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.
Assistance and Additional Information
If you need assistance with submitting a proxy to vote your shares of Peck Common Stock via the Internet, by telephone or by completing your Peck Proxy Card, or have questions regarding the Peck Special Meeting, please contact Peck’s Corporate Secretary at [PHONE] (toll-free for stockholders), [PHONE] (collect for banks and brokers)] or mdamato@peckcompany.com.
Your vote is very important regardless of the number of shares of Peck Common Stock that you own and the matters to be considered at the Peck Special Meeting are of great importance to the stockholders of Peck. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this Joint Proxy Statement/Prospectus and promptly submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Peck Proxy Card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Peck Proxy Card.
Please vote your shares via the Internet or by telephone, or sign, date and return a Peck Proxy Card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Peck Special Meeting.

PECK PROPOSALS
Peck Proposal 1: Approval of the Peck Share Issuance
As discussed elsewhere in this Joint Proxy Statement/Prospectus, Peck stockholders are considering and voting to approve the issuance of shares of Peck Common Stock in connection with the Merger of Merger Sub with and into Sunworks as contemplated by the Merger Agreement. Peck stockholders should read carefully this Joint Proxy Statement/Prospectus in its entirety for more detailed information concerning the Merger Agreement and the Merger. In particular, Peck stockholders are directed to the Merger Agreement which is attached as Annex A to this Joint Proxy Statement/Prospectus.
Pursuant to the Merger Agreement, approval of the Peck Share Issuance Proposal is a condition to the consummation of the Merger. If the Peck Share Issuance proposal is not approved, the Merger will not be completed.
Approval of the Peck Share Issuance Proposal requires the affirmative vote of the holders of the holders of a majority of the voting power of the shares of Peck Common stock, present or represented by proxy at the Peck Special Meeting, and entitled to vote on the Peck Share Issuance Proposal.
The Peck Board recommends that you vote “FOR” the Peck Share Issuance Proposal.
Peck Proposal 2: Adjournment of the Peck Special Meeting
The Peck Special Meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the Peck Share Issuance Proposal.
Peck is asking you to authorize the holder of any proxy solicited by the Peck Board to vote in favor of any adjournment of the Peck Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Peck Share Issuance Proposal. Peck does not intend to call a vote on the Peck Adjournment Proposal if the Peck Share Issuance Proposal considered at the Peck Special Meeting has been approved at the Peck Special Meeting.
Approval of the Peck Adjournment Proposal requires that the affirmative vote of the holders of a majority of the voting power of the shares of Peck Common Stock, present or represented by proxy at the Peck Special Meeting, and entitled to vote on the Peck Adjournment Proposal. If the Peck Special Meeting is adjourned for the purpose of soliciting additional proxies, Peck stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.
Peck does not intend to call a vote on the Peck Adjournment Proposal if the Peck Share Issuance Proposal considered at the Peck Special Meeting has been approved at the Peck Special Meeting. The Peck Adjournment Proposal relates only to an adjournment of the Peck Special Meeting for purposes of soliciting additional votes for approval of the Peck Share Issuance Proposal. Peck retains full authority to the extent set forth in the Peck Bylaws and Delaware law to adjourn the Peck Special Meeting for any other purpose, or to postpone the Peck Special Meeting before it is convened, without the consent of any Peck stockholder.
The Peck Board recommends that you vote “FOR” the Peck Adjournment Proposal.

THE SUNWORKS VIRTUAL SPECIAL MEETING
This Joint Proxy Statement/Prospectus is being provided to the Sunworks stockholders as part of a solicitation of proxies by the Sunworks Board for use at the Sunworks Special Meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This Joint Proxy Statement/Prospectus provides Sunworks stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Sunworks Special Meeting.
Date, Time and Place of the Special Meeting
The Sunworks Special Meeting will be held exclusively online via live audio-only webcast on [•], 2020 at [•] Pacific Time. The Sunworks Special Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/SUNW2020SM, where you will be able to listen to the Sunworks Special Meeting live, have an opportunity to submit questions, and vote online. We encourage you to allow ample time for online check-in, which will open at [•] Pacific Time. Please note that you will not be able to attend the Sunworks Special Meeting in person. Sunworks intends to mail this Joint Proxy Statement/Prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Sunworks Special Meeting on or about [•], 2020.
Matters to be Considered
At the Sunworks Special Meeting, Sunworks stockholders will be asked to consider and vote on the following:
1.
Adoption of the Merger Agreement. To vote on a proposal to adopt the Merger Agreement, which is further described in this Joint Proxy Statement/Prospectus, including in the section entitled “The Merger Agreement” beginning on page 148 of this Joint Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus; and

2.
Adjournment of the Sunworks Virtual Special Meeting. To vote on a proposal to approve the adjournment of the Sunworks Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Sunworks Special Meeting to approve the Sunworks Merger Proposal.

Completion of the Merger is conditioned on the approval of the Sunworks Merger Proposal.
Recommendation of the Sunworks Board
On August 8, 2020, the Sunworks Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Sunworks and its stockholders. Accordingly, the Sunworks Board unanimously recommends that Sunworks stockholders vote “FOR” the Sunworks Merger Proposal and “FOR” the Sunworks Adjournment Proposal.
Sunworks stockholders should carefully read this Joint Proxy Statement/Prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the Merger and the other transactions contemplated by the Merger Agreement.
Sunworks Record Date; Sunworks Stockholders Entitled to Vote
Only holders of record of Sunworks Common Stock at the close of business on [•], 2020 will be entitled to notice of, and to vote at, the Sunworks Special Meeting or any adjournments or postponements thereof.
As of the close of business on the Sunworks Record Date, there were [•] shares of Sunworks Common Stock outstanding and entitled to vote at the Sunworks Special Meeting. Each share of Sunworks Common Stock outstanding on the Sunworks Record Date entitles the holder thereof to one vote on each proposal to be considered at the Sunworks Special Meeting.

Your vote is important. We expect that many Sunworks stockholders will not attend the Sunworks Special Meeting, and instead will be represented by proxy. Most Sunworks stockholders have a choice of submitting a proxy to vote their shares via the internet, by using a toll-free telephone number, or by returning a completed Sunworks Proxy Card or voting instruction form. Please check your Notice, Proxy Card or the information forwarded by your broker, bank or other nominee to see which options are available to you. These internet and telephone procedures have been designed to authenticate Sunworks stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The internet and telephone facilities for Sunworks stockholders of record to submit their proxies will close at [•] on [•], 2020. If your shares are held through a broker, bank or other nominee and internet or telephone facilities are made available to you, these facilities may close sooner than those for Sunworks stockholders of record.
You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including a proxy submitted by internet or telephone), by delivering a written revocation before the Sunworks Special Meeting or by voting at the Sunworks Special Meeting. Executing your proxy in advance will not limit your right to vote at the Sunworks Special Meeting if you decide to attend the Sunworks Special Meeting. However, if your shares are held in the name of a broker, bank or other nominee, you cannot vote at the Sunworks Special Meeting unless you have a legal proxy, executed in your favor, from the holder of record.
All shares entitled to vote and represented by properly executed proxies received prior to the Sunworks Special Meeting and not revoked will be voted at the Sunworks Special Meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Sunworks Board recommends for such proposal.
Subject to health concerns relating to COVID-19 which may require Sunworks to implement alternative procedures to protect the health and welfare of Sunworks’ employees and stockholders, a complete list of Sunworks stockholders entitled to vote at the Sunworks Special Meeting will be available for examination by any Sunworks stockholder at Sunworks’ principal executive offices located at 1030 Winding Creek Road, Suite 100, Roseville, CA 95678, for purposes pertaining to the Sunworks Special Meeting, during ordinary business hours for a period of ten days before the Sunworks Special Meeting. If you would like to examine the stockholder list, please contact Sunworks’ Investor Relations at (916) 409-6900 or proxyinfo@sunworksusa.com to schedule an appointment or make alternate arrangements. A complete list of Sunworks stockholders entitled to vote at the Sunworks Special Meeting will also be available for inspection during the Sunworks Special Meeting at https://www.virtualshareholdermeeting.com/SUNW2020SM by logging in with your 16-digit control number.
Voting by Sunworks’ Directors and Executive Officers
As of the close of business on the Sunworks Record Date, directors and executive officers of Sunworks and their affiliates owned and were entitled to vote approximately 86,376 shares of Sunworks Common Stock or approximately 0.5% of the shares of Sunworks Common Stock outstanding on that date. It is currently expected that Sunworks’ directors and executive officers will vote their shares of Sunworks Common Stock in favor of each of the proposals to be considered at the Sunworks Special Meeting, although none of such directors or executive officers have entered into an agreement obligating them to do so. For information with respect to Sunworks Common Stock owned by directors and executive officers of Sunworks, please see the section entitled: “Principal Stockholders of Sunworks” beginning on page 197 of this Joint Proxy Statement/Prospectus for additional information.
The number of shares reflected above does not include shares underlying outstanding Sunworks stock options which options will automatically be accelerated and terminated immediately prior to the completion of the Merger in accordance with the Sunworks’ stock plan. For information with respect to Sunworks stock options, please see the section entitled “The Merger Agreement—Treatment of Sunworks Equity Awards” beginning on page 149 of this Joint Proxy Statement/Prospectus.
Quorum
The presence at the Sunworks Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat as of the Sunworks Record Date, will constitute a quorum for the transaction of business at the Sunworks Special Meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Sunworks Special Meeting.
Required Vote
The required votes to approve the Sunworks proposals are as follows:
•
The Sunworks Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Sunworks Common Stock outstanding as of the close of business on the Sunworks Record Date and entitled to vote on the Sunworks Merger Proposal. The required vote of Sunworks stockholders on the Sunworks Merger Proposal is based upon the number of outstanding shares of Sunworks Common Stock entitled to vote thereon and not the number of shares that are actually voted. Brokers, banks and other nominees do not have discretionary authority to vote on this proposal.

•
The Sunworks Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Sunworks Common Stock, present or represented by proxy at the Sunworks Special Meeting and entitled to vote on the Sunworks Adjournment Proposal. The presence of a quorum is not required to approve the Sunworks Adjournment Proposal. The required vote of holders of Sunworks Common Stock to approve the Sunworks Adjournment Proposal is based on the number of shares that are present virtually or represented by proxy at the Sunworks Special Meeting and entitled to vote on the proposal, not on the number of outstanding shares of Sunworks Common Stock. Brokers, banks and other nominees do not have discretionary authority to vote on this proposal.

Voting by Holders of Record
If you were the holder of record of your shares of Sunworks Common Stock as of the Sunworks Record Date, you may vote your shares of Sunworks Common Stock at the Sunworks Special Meeting via the Sunworks Special Meeting website. Any Sunworks stockholder can attend the Sunworks Special Meeting by visiting https://www.virtualshareholdermeeting.com/SUNW2020SM, where stockholders may vote and submit questions during the Sunworks Special Meeting. Additionally, you may submit your proxy authorizing the voting of your shares of Sunworks Common Stock at the Sunworks Special Meeting by mail, by telephone or via the internet.
Voting via Proxies Submitted by the internet or by Telephone
•
To submit your proxy via the internet, go to the website specified on your Sunworks Proxy Card. Have your Sunworks Proxy Card in hand when you access the website and follow the instructions to vote your shares.

•
To submit your proxy by telephone, call the toll-free number specified on your Sunworks Proxy Card. Have your Sunworks Proxy Card in hand when you call and then follow the instructions to vote your shares.

•	If you submit a proxy to vote your shares via the internet or by telephone, you must do so no later than [•] on [•], 2020.
Voting via Proxies Submitted by Mail
As an alternative to submitting your proxy via the internet or by telephone, you may submit your proxy by mail.
•	To submit your proxy by mail, simply mark your Sunworks Proxy Card, date and sign it and return it in the postage-paid envelope.
•	If you submit a proxy to vote your shares by mail, your Sunworks Proxy Card must be received no later than [•] on [•], 2020.

Treatment of Abstentions; Failure to Vote
For purposes of the Sunworks Special Meeting, an abstention occurs when a Sunworks stockholder attends the Sunworks Special Meeting and does not vote or returns a proxy with an “abstain” instruction.
•
For the Sunworks Merger Proposal, if a Sunworks stockholder present at the Sunworks Special Meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the effect as a vote cast “AGAINST” such proposal. If a Sunworks stockholder is not present at the Sunworks Special Meeting and does not respond by proxy, it will have the effect as a vote cast “AGAINST” such proposal.

•
For the Sunworks Adjournment Proposal, if a Sunworks stockholder present at the Sunworks Special Meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Sunworks stockholder is not present at the Sunworks Special Meeting and does not respond by proxy, it will have no effect on the vote count for such proposal. Sunworks does not intend to call a vote on the Sunworks Adjournment Proposal if the Sunworks Merger Proposal has been approved at the Sunworks Special Meeting

Shares Held in Street Name / Broker Non-Votes
If your shares of Sunworks Common Stock are held in an account at a bank, broker or other nominee (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. Banks, brokers or other nominees who hold shares of Sunworks Common Stock on behalf of their customers may not give a proxy to Sunworks to vote those shares with respect to the Sunworks Merger Proposal and the Sunworks Adjournment Proposal without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on these “non-routine” matters. Under the current rules of NYSE, each of the proposals to be considered at the Sunworks Special Meeting as described in this Joint Proxy Statement/Prospectus are considered non-routine. Therefore banks, brokers and other nominees do not have discretionary authority to vote on any of the proposals to be considered at the Sunworks virtual special meeting. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. However, because there are no “routine” matters to be voted on at the Sunworks Special Meeting, if a beneficial owner of shares of Sunworks Common Stock held in street name does not give voting instructions to the broker, bank or other nominee, then those shares will not be present or represented by proxy at the Sunworks Special Meeting. As a result, there will not be any broker non-votes at the Peck Special Meeting.
Attendance at the Sunworks Special Meeting
You or your authorized proxy may attend the Sunworks Special Meeting if you were a registered or beneficial stockholder of Sunworks Common Stock as of the Sunworks Record Date.
To participate in the Sunworks Special Meeting, visit https://www.virtualshareholdermeeting.com/SUNW2020SM and enter the 16-digit control number included on your Proxy Card or on the instructions that accompanied your proxy materials. The virtual Sunworks Special Meeting allows stockholders to submit questions during the Sunworks Special Meeting in the question box provided at https://www.virtualshareholdermeeting.com/SUNW2020SM. We will respond to as many properly submitted questions during the relevant portion of the Sunworks Special Meeting agenda as time allows.
If we experience technical difficulties during the Sunworks Special Meeting (e.g., a temporary or prolonged power outage), we will determine whether the Sunworks Special Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Sunworks Special Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via [•].
If you are a registered stockholder (that is, you hold your shares through Sunworks’ transfer agent, Continental Stock Transfer & Trust), you do not need to register to attend the Sunworks Special Meeting virtually on the internet. Please follow the instructions on the notice or Proxy Card that you received. No proof of ownership is necessary because Sunworks can verify your ownership.
If you hold your shares through an intermediary, such as a bank, broker or other nominee, please follow the voting instructions provided to you by that nominee in order to vote your shares.

Revocability of Proxies
Any Sunworks stockholder of record giving a proxy has the power to revoke it. If you are a Sunworks stockholder of record, you may revoke your proxy in any of the following ways:
•
By delivering to Sunworks’ Investor Relations (at Sunworks’ principal executive offices located at 1030 Winding Creek Road, Suite 100, Roseville CA 95678) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked, which revocation is received prior to the proxy’s exercise at the Sunworks Special Meeting;

•
By duly executing a subsequently dated proxy relating to the same shares of Sunworks Common Stock and returning it in the postage-paid envelope provided, which subsequent proxy is received before the prior proxy is exercised at the Sunworks Special Meeting;

•
By duly submitting a subsequently dated proxy vote relating to the same shares of Sunworks Common Stock by telephone or via the internet (using the original instructions provided to you) before [•] on [•], 2020;

•
By attending the Sunworks Special Meeting and voting such shares during the Sunworks Special Meeting as described above, although attendance at the Sunworks Special Meeting will not, by itself, revoke a proxy.

If your shares are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee. You must contact your bank, broker or other nominee to find out how to do so.
Solicitation of Proxies; Expenses of Solicitation
The Sunworks Board is soliciting proxies for the Sunworks Special Meeting from its stockholders. Sunworks will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this Joint Proxy Statement/Prospectus, the Sunworks Proxy card and any additional materials furnished to Sunworks stockholders. Proxies may be solicited by directors, officers and a small number of Sunworks’ regular employees in person or by mail, email, or telephone, but such persons will not receive any additional compensation for these activities. Sunworks has retained D.F. King, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $10,000 plus certain additional per-service fees and reasonable out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Sunworks Common Stock of record for beneficial owners for forwarding to such beneficial owners. Sunworks may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.
Tabulation of Votes
Sunworks will appoint an Inspector of Election for the Sunworks Special Meeting. The Inspector of Election will independently tabulate affirmative and negative votes and abstentions.
Adjournments
Subject to certain restrictions contained in the Merger Agreement, the Sunworks Special Meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Sunworks Special Meeting at which the adjournment was taken unless:
•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Sunworks stockholder of record entitled to vote at the Sunworks Special Meeting; or
•
if, after the adjournment, a new Record Date for determination of Sunworks stockholders entitled to vote is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each Sunworks stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Sunworks Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Assistance and Additional Information
If you need assistance with submitting a proxy to vote your shares via the internet, by telephone or by completing your Sunworks Proxy Card, or have questions regarding the Sunworks Special Meeting, please contact D.F. King, the proxy solicitor for Sunworks at 866-521-4487 (toll-free for stockholders), 212-269-5550 (for banks and brokers) or sunworks@dfking.com.
Your vote is very important regardless of the number of shares of Sunworks Common Stock that you own and the matters to be considered at the Sunworks Special Meeting are of great importance to the stockholders of Sunworks. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this Joint Proxy Statement/Prospectus and promptly submit your proxy via the internet or by telephone or, if applicable, complete, date, sign and promptly return the enclosed Sunworks Proxy Card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the internet or by telephone, you do not need to return the enclosed Sunworks proxy card.
Please vote your shares via the internet or by telephone, or sign, date and return a Sunworks Proxy Card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Sunworks Special Meeting.

SUNWORKS PROPOSALS
Sunworks Proposal 1: Adoption of the Merger Agreement
Sunworks stockholders are asked to consider and vote on the Sunworks Merger Proposal as contemplated by the Merger Agreement. For a summary and detailed information regarding the Sunworks Merger Proposal, see the information about the Merger and the Merger Agreement throughout this Joint Proxy Statement/Prospectus, including the information set forth in sections entitled “The Merger” and “The Merger Agreement”. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus.
Pursuant to the Merger Agreement, approval of the Sunworks Merger Proposal is a condition to the consummation of the Merger. If the Sunworks Merger Proposal is not approved, the Merger will not be completed.
Approval of the Sunworks Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Sunworks Common Stock outstanding as of the close of business on the Sunworks Record Date and entitled to vote on the Sunworks Merger Proposal.
Recommendation of the Sunworks Board
The Sunworks Board unanimously recommends that Sunworks stockholders vote “FOR” the Sunworks Merger Proposal.
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Sunworks Proposal 2: Adjournment of the Sunworks Special Meeting
The Sunworks Special Meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the Sunworks Merger Proposal.
The Sunworks stockholders are being asked to consider and vote on the authorization of the holder of any proxy solicited by the Sunworks Board to vote in favor of granting discretionary authority to proxy holders, and each of them individually, to adjourn the Sunworks Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Sunworks Special Meeting to approve the Sunworks Merger Proposal. Sunworks does not intend to call a vote on the Sunworks Adjournment Proposal if the Sunworks Merger Proposal considered at the Sunworks Special Meeting has been approved at the Sunworks Special Meeting.
Approval of the Sunworks Adjournment Proposal requires the affirmative vote of holders of a majority of the voting power of the shares of Sunworks Common Stock, present or represented by proxy at the Sunworks Special Meeting and entitled to vote on the Sunworks Adjournment Proposal. The presence of a quorum is not required to approve the Sunworks Adjournment Proposal. If the Sunworks Special Meeting is adjourned for the purpose of soliciting additional proxies, Sunworks stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.
The Sunworks Adjournment Proposal relates only to an adjournment of the Sunworks Special Meeting for purposes of soliciting additional votes for approval of the Sunworks Merger Proposal. Sunworks retains full authority to the extent set forth in the Sunworks Bylaws and Delaware law to adjourn the Sunworks Special Meeting for any other purpose, or to postpone the Sunworks Special Meeting before it is convened, without the consent of any Sunworks stockholder.
Recommendation of the Sunworks Board
The Sunworks Board unanimously recommends that Sunworks stockholders vote “FOR” the Sunworks Adjournment Proposal.

THE PARTIES TO THE MERGER
The Peck Holdings Company, Inc.
Peck is one of the largest commercial solar engineering, procurement and construction (“EPC”) companies in the country and is expanding across the Northeastern United States. Peck is a second-generation family business founded under the name Peck Electric Co. in 1972 as a traditional electrical contractor. Peck’s core values are to align people, purpose, and profitability, and since taking leadership in 1994, Jeffrey Peck, its Chief Executive Officer, has applied such core values to expand into the solar industry. Today, Peck is guided by the mission to facilitate the reduction of carbon emissions through the expansion of clean, renewable energy and it believes that leveraging such core values to deploy resources toward profitable business is the only sustainable strategy to achieve these objectives. Peck has a three-pronged growth strategy that includes (1) organic expansion across the Northeastern United States, (2) conducting accretive merger and acquisition transactions to expand geographically, and (3) investing into company-owned solar assets. Peck’s principal executive offices are located at 4050 Williston Road, #511, South Burlington, Vermont 05403, and its telephone number is (802) 658-3378.
Peck’s Common Stock is publicly traded on Nasdaq under the ticker symbol “PECK”.
Sunworks, Inc.
Sunworks is a premier provider of high performance solar power systems. Sunworks is committed to quality business practices that exceed industry standards and uphold its ideals of ethics and safety. Sunworks continues to grow its presence, expanding nationally with regional and local offices. Sunworks strives to consistently deliver high quality, performance-oriented solutions for customers in a wide range of industries including agricultural, commercial and industrial, state and federal, public works, and residential. Sunworks’ diverse, seasoned workforce includes veterans who bring a sense of pride, discipline, and professionalism to their interaction with customers. Sunworks is a member of the Solar Energy Industries Association (“SEIA”) and is a proud advocate for the advancement of solar power. Sunworks’ principal executive offices are located at 1030 Winding Creek Road, Suite 100, Roseville, CA 95678 and its telephone number is (916) 409-6900. For more information regarding the business of Sunworks, see the section entitled “Sunworks’ Business” beginning on page 97 of this Joint Proxy Statement/Prospectus.
Sunworks’ Common Stock is publicly traded on Nasdaq under the ticker symbol “SUNW.” Additional information about Sunworks is included in documents incorporated by reference in this Joint Proxy Statement/Prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.
Peck Mercury, Inc.
Peck Mercury, Inc., a direct wholly-owned subsidiary of Peck, is a Delaware corporation incorporated on August 7, 2020 solely for the purpose of effecting the Merger. Peck Mercury, Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement. The principal executive offices of Peck Mercury, Inc. are located at 4050 Williston Road, #511, South Burlington, Vermont 05403, and its telephone number is (802) 658-3378.

PECK’S BUSINESS
Business Introduction/Summary
Peck originally formed on October 8, 2014 as a blank check company under the name Jensyn Acquisition Corp. for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more businesses or entities. On June 20, 2019, Peck completed the Reverse Merger and Recapitalization pursuant to which it acquired Peck Electric. The Reverse Merger and Recapitalization was a reverse merger treated as a recapitalization and that Peck Electric was deemed the accounting acquirer and takes over the historical information for Peck. Following the Reverse Merger and Recapitalization, Peck changed its name to The Peck Company Holdings, Inc. Peck conducts all of its business operations exclusively through its wholly-owned subsidiary, Peck Electric.
Peck is one of the largest commercial solar EPC companies in the country and is expanding across the Northeastern United States. Peck is a second-generation family business founded under the name Peck Electric in 1972 as a traditional electrical contractor. Its core values are to align people, purpose, and profitability, and since taking leadership in 1994, Jeffrey Peck, Peck’s Chief Executive Officer, has applied such core values to expand into the solar industry. Today, Peck is guided by the mission to facilitate the reduction of carbon emissions through the expansion of clean, renewable energy and it believes that leveraging such core values to deploy resources toward profitable business is the only sustainable strategy to achieve these objectives.
The world recognizes the need to transition to a reliable, renewable energy grid in the next 50 years. Vermont and Hawaii are leading the way in the U.S. with renewable energy goals of 75% by 2032 and 100% by 2045, respectively. California committed to 100% carbon-free energy by 2045. The majority of the other states in the U.S. also have renewable energy goals, regardless of current Federal solar policy. Peck is a member of Renewable Energy Vermont, an organization that advocates for clean, practical and renewable solar energy. Peck intends to use near-term incentives to take advantage of long-term, sustainable energy transformation with a commitment to the environment and to its shareholders. Its triple bottom line, which is geared towards people, environment, and profit, has always been Peck’s guide since it began installing renewable energy and Peck intends that it remain its guide over the next 50 years as Peck constructs its energy future.
Peck primarily provides EPC services to solar energy customers for projects ranging in size from several kilowatts for residential loads to multi-megawatt systems for large commercial and utility projects. To date, Peck has installed over 165 megawatts of solar systems since inception and is focused on profitable growth opportunities. Peck believes that it is well-positioned for what it believes to be the coming transformation to an all renewable energy economy. As a result of the completion of the Reverse Merger and Recapitalization, Peck has now opened its family company to the public market as part of its strategic growth plan. Peck is expanding across the Northeastern United States to serve the fast-growing demand for clean renewable energy. Peck is open to partnering with others to accelerate its growth process, and is expanding its portfolio of company-owned solar arrays to establish recurring revenue streams for many years to come. Peck has established a leading presence in the market after five decades of successfully serving its customers, and is now ready for new opportunities and the next five decades of success.
Approximately 70% of Peck’s revenue is derived from solar business, approximately 30% of revenue is derived from electrical and data business and less than 1% of revenue is currently derived from recurring revenue of Company-owned solar arrays. Recently Peck’s growth has been derived by increasing its solar customer base starting in 2013 and by continuing to serve the needs of existing electrical and data customers. Peck has installed some of the largest commercial and utility-scale solar arrays in the State of Vermont. Peck’s union crews are expert constructors, and union access to an additional workforce makes it ready for rapid expansion to other states while maintaining control of operating costs.
Peck also makes investments in solar development projects and currently owns approximately three megawatts of operating solar arrays operating under long-term power purchase agreements. These long-term recurring revenue streams, combined with Peck’s in-house development and construction capabilities, make this asset class a strategic long-term investment opportunity for it.
Peck has a three-pronged growth strategy that includes (1) organic expansion across the Northeastern United States, (2) conducting accretive merger and acquisition transactions to expand geographically, and (3) investing into company-owned solar assets. Peck’s strategic areas for growth include (1) organic growth by leveraging existing relationships to expand across the northeast (2) accretive mergers and acquisitions of profitable businesses to expand geographic footprint, capabilities, and cash flow, and (3) investment into solar arrays that produce a steady stream of recurring revenue.
Organic growth from Peck’s existing customers will come from national developers requesting EPC services for project sizes ranging from the residential to the utility scale. The ideal project size range for Peck is from 100 kilowatts to 10 megawatts, which is considered commercial to small utility and is where the scale, margin, and risk are optimized. In addition, Peck can remain opportunistic for smaller residential projects when marketing costs are minimized or for larger utility projects when margins can be preserved.
Accretive mergers and acquisitions activity is an important focus for Peck in order to accelerate revenue growth and cash flow. While geographic expansion is prioritized for the Northeastern United States, prudent acquisitions in other geographies will also be considered depending on the strategic fit and profitability characteristics.
The goal of solar array asset investments is long-term recurring revenue from the sale of power produced by the array asset. Peck’s EPC capabilities provide it with a unique investment opportunity in the renewable energy space because it can enter the solar array value chain at any scale or stage. De-risked fully-operational solar arrays with reliable off-takers can be purchased by and operated by Peck. Peck believes that, at this end-stage, an IRR may be achieved in the range of 9% to 13%. However, higher returns of up to 20% IRR may be achieved with prudent investments in developed projects with permitting and off-takers that only require construction by the EPC. Further, returns of 20% IRR or more may be achieved if Peck develops a project internally with a low-risk, long-term off-taker. Peck believes it has the flexibility and capability to be opportunistic about prudent solar array asset investments at any stage.
Market Overview
Peck believes that a global energy transformation is occurring now as the world shifts from fossil fuels to clean renewable energy. Technology is available with proven reliability and low enough cost to allow widespread adoption. Bloomberg New Energy Finance is a leading provider of primary research on clean energy, advanced transport, digital industry, innovative materials, and commodities. Their annual summit in New York in March 2019 included many discussions by leaders that corroborate the long-term growth opportunities around the clean energy transformation well underway now and through 2050.
The solar industry is positioned for rapid growth. More than 70% of Peck Electric’s revenue mix is from solar array installations. Industry reports forecast a sharp acceleration in solar installations through 2050, and the US Energy Information Association noted in its 2019 outlook that it expects solar energy production to reach 48% of the overall mix of renewable energy production by 2050, from just 13% in 2018. The drivers of this acceleration include the declining cost of solar array equipment, a heightened focus on clean renewable energy production, and the consistent increase in demand of electric energy. Peck is uniquely positioned to benefit from this rapid escalation in solar array installations, given its 47-year history as a full service electric contractor and its existing, highly scalable and profitable solar installation business in Vermont.
Strategically positioned geographically in the Northeastern United States. Peck has historically operated exclusively in Vermont, which is one of the most attractive states for investment in solar arrays, with industry analysis suggesting over a 14% internal rate of return (“IRR”) on solar investment in the state and an 8-year project payback. Almost the entirety of the Northeast region of the country is ranked in the top 10 markets based on return metrics to the array owner, including the top 3 markets which include Massachusetts (1), New Jersey (2), and Rhode Island (3), in addition to New York, which is the largest regional market and ranked 8th. By leveraging its existing infrastructure and labor relationships with the IBEW, Peck is uniquely positioned to expand into these important addressable markets with limited investment in additional infrastructure or capital equipment.
Peck’s capabilities allow for expansion into high-growth adjacent markets. Peck holds a rich history as a family owned business in operation in Vermont for 47 years. Peck began operations as a traditional electric contractor and holds a wide range of capabilities to install electric equipment for a variety of end uses. Today, these core capabilities have developed Peck’s business in solar array installation, traditional electric, and data services. Peck can deploy these capabilities to other large, rapidly growing clean/renewable end markets; namely electric vehicle (“EV”) charging stations and energy storage. The rapid proliferation of EV charging stations has followed the shift in auto sales to electronic vehicles, and the EV charging market is expected to expand to over $30 billion by 2024 with a CAGR of 40% over the 5-year period. Energy storage measured by megawatts expanded by 44% year-over-year in 2018 and is projected to grow into a $4.7 billion market by 2024. Both of these markets represent adjacent, high growth expansion opportunities for Peck, and both require minimal investment of resources, infrastructure or capital spend given its complementary nature to its existing capabilities.
Strategy
Peck’s strategic areas for growth include (1) organic growth by leveraging existing relationships to expand across the northeast (2) accretive mergers and acquisitions of profitable businesses to expand geographic footprint, capabilities, and cash flow, and (3) investment into solar arrays that produce a steady stream of recurring revenue.
Organic growth from Peck’s existing customers will come from national developers requesting EPC services for project sizes ranging from the residential to the utility scale. The ideal project size range for Peck is from 100 kilowatts to 10 megawatts, which is considered commercial to small utility and is where the scale, margin, and risk are optimized. In addition, Peck can remain opportunistic for smaller residential projects when marketing costs are minimized or for larger utility projects when margins can be preserved.
Accretive mergers and acquisitions activity is an important focus for Peck in order to accelerate revenue growth and cash flow. While geographic expansion is prioritized for the Northeastern United States, prudent acquisitions in other geographies will also be considered depending on the strategic fit and profitability characteristics.
The goal of solar array asset investments is long-term recurring revenue from the sale of power produced by the array asset. Peck’s EPC capabilities provide it with a unique investment opportunity in the renewable energy space because it can enter the solar array value chain at any scale or stage. De-risked fully-operational solar arrays with reliable off-takers can be purchased by and operated by Peck. Peck believes that, at this end-stage, an IRR may be achieved in the range of 9% to 13%. However, higher returns of up to 20% IRR may be achieved with prudent investments in developed projects with permitting and off-takers that only require construction by the EPC. Further, returns of 20% IRR or more may be achieved if Peck develops a project internally with a low-risk, long-term off-taker. Peck believes it has the flexibility and capability to be opportunistic about prudent solar array asset investments at any stage.
Company Operations
Employees
As of August 31, 2020, Peck employed approximately 97 full-time employees. Peck may also utilize outside subcontractors to assist with installing solar systems for its commercial and residential customers. Peck’s direct installation labor is a combination of employees and contract labor.
Peck has direct access to unionized labor, which provides a unique advantage for growth, because workforce resources can be scaled efficiently utilizing local labor unions in other states to meet specific project needs in other states without increasing fixed labor costs for Peck.
Financing
To promote sales, Peck assists customers in obtaining financing. Peck’s objective is to arrange the most flexible terms that meet the needs and wants of the customer. Although Peck does not directly provide financing, Peck has relationships to arrange financing with numerous private and public sources, including the Vermont State Employees Credit Union, which offers VGreen financing to maximize solar investment savings.
Peck believes it is best for customers to own their own systems, but some customers prefer not to own their systems. Peck also has the ability to arrange financing with third parties through power purchase agreements and leases for its customers.
Suppliers
Peck purchases solar panels, inverters and materials directly from multiple manufacturers and through distributors. Peck intends to further coordinate purchases and optimize supply relationships to realize the advantages of greater scale.

If one or more of Peck’s suppliers fails to meet its supply needs, ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and its ability to satisfy this demand may be adversely affected. Peck does not, however, rely on any single supplier and its management believes that it can obtain needed solar panels and materials from a number of different suppliers. Accordingly, Peck believes that the loss of any single supplier would not materially affect its business.
Peck also utilizes strategic companies with subcontractors for electrical installations, for racking and solar panel installations, as well as numerous subcontractors for grading, landscaping, and construction for its commercial, and industrial customers.
Installation
Peck is a licensed contractor in the markets that it serves, and is responsible for every customer installation. Peck manages the entire process from permitting through inspection to interconnection to the power grid, thereby making the system installation process simple and seamless for its customers. Controlling every aspect of the installation process allows Peck to minimize costs, ensure quality and deliver high levels of customer satisfaction.
Even with controlling every aspect of the installation process, the ability to perform on a contract is subject to limitations. There remain jurisdictional approval processes outside Peck’s immediate control including, but not limited to, approvals of city, county, state or Federal government bodies or one of their respective agencies. Other aspects outside of Peck’s direct control includes approvals from various utility companies and weather conditions.
After-Sales Support
It is Peck’s intent to provide continuing operation and maintenance services for its installed residential and commercial solar systems. Peck provides extended factory equipment technical support and acts as a service liaison using its proprietary knowledge, technology, and solar electric energy engineering staff. Peck does this through a 5-year limited workmanship warranty and operations and maintenance program, which among other things, provides a service and technical support line to its customers. Peck generally responds to its job site related issues within 24 hours and offer assistance as long as required to maintain customer satisfaction. Peck’s price to customers includes this warranty, and also includes the pass through of various manufacturers’ warranties that are typically up to 25 years.
Facilities
Peck owns and occupies 3,200 square feet of office space and 4,320 square feet of warehouse space at 4050 Williston Road, South Burlington, Vermont 05403. Peck believes that this space is sufficient to meet its current needs across all business segments.
Customers
Currently, the majority of Peck’s revenue comes from commercial and small utility solar installations ranging in size from 100 kilowatts to 10 megawatts. Peck has experience that this size of project optimizes margin scale, and risk. Opportunistically, Peck also installs residential scale projects (8 kilowatts to 20 kilowatts) when marketing costs are minimal or not required. Large utility scale projects over 10 megawatts can also be opportunistically selected when margins can be preserved.
Approximately 77% of Peck’s sales in 2019 were in commercial and small utility solar projects. Approximately 3% of revenues were generated by residential installations in 2019. In 2018, approximately 76% of Peck’s sales were in commercial solar, while approximately 6% of revenues came from residential solar. Peck expects that these percentages will vary from year to year.
Peck believes that it has an advantage in the commercial solar market in Vermont given its extensive contact list, resulting from its experience in the commercial and industrial construction market, which also provides access to customers that trust Peck. Through its network of vendors, participation in variety of industry trade associations and independent sales consultants, Peck now has a growing list of repeat clients, as well as an active and loyal referral network.

Competitors
In the solar installation market, Peck competes with companies that offer products similar to its products. Some of these companies have greater financial resources, operational experience, and technical capabilities than Peck does. When bidding for solar installation projects, however, Peck’s current experience suggests that it is the dominant or preferred competitor in the markets in which it competes. Peck does not believe that any competitor has more than 10% of the market across all the areas in which it currently operates. Peck competes with other solar installers on its expertise and proven track record of performance. Also, pricing, service and the ability to arrange financing may be important for a project award.
Seasonality
Some of Peck’s customers push it to complete projects by the end of a calendar year in order to realize the benefits of available subsidy programs prior to year-end. Weather can also be an important factor affecting project timelines.
Technology and Intellectual Property
Generally, the solar installation business is not dependent on intellectual property.
Government Regulation and Incentives
Government Regulation
Peck is not regulated as a public utility in the United States under applicable national, state or other local regulatory regimes where it conducts business.
To operate Peck systems, it obtains interconnection permission from the applicable local primary electric utility. Depending on the size of the solar energy system and local law requirements, interconnection permission is provided by the local utility and Peck and/or its customer. In almost all cases, interconnection permissions are issued on the basis of a standard process that has been pre-approved by the local public utility commission or other regulatory body with jurisdiction over net metering procedures. As such, no additional regulatory approvals are required once interconnection permission is given.
Peck’s operations are subject to stringent and complex federal, state and local laws, including regulations governing the occupational health and safety of its employees and wage regulations. For example, Peck is subject to the requirements of OSHA, the DOT and comparable state laws that protect and regulate employee health and safety.
Government Incentives
Federal, state and local government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable Peck to lower the price it charges customers to own or lease, its solar energy systems, helping to catalyze customer acceptance of solar energy as an alternative to utility-provided power.
The federal government currently offers a 26% investment tax credit (“ITC”) under Section 48(a) of the Internal Revenue Code for the installation of certain solar power facilities until December 31, 2020, after which it will fall to, 22% in 2021 and 10% in 2022.
The economics of purchasing a solar energy system are also improved by eligibility for accelerated depreciation, also known as the modified accelerated cost recovery system (“MACRS”), depreciation, which allows for the depreciation of equipment according to an accelerated schedule set forth by the Internal Revenue Service. The acceleration of depreciation creates a valuable tax benefit that reduces the overall cost of the solar energy system and increases the return on investment.
Approximately 50% of states in the U.S. offer a personal and/or corporate investment or production tax credit for solar energy that is additive to the ITC. Further, these states, and many local jurisdictions, have established property tax incentives for renewable energy systems that include exemptions, exclusions, abatements, and credits. Many state governments, traditional utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a solar energy system or energy efficiency measures. Capital costs or “up-front” rebates provide funds to solar customers based on the cost, size or expected production of a customer’s solar energy system. Performance-based incentives provide cash payments to a solar energy system owner based on the energy generated by their solar energy system during a pre-determined period, and they are paid over that time period. Depending on the cost of the system and other site-specific variables, tax incentives can typically cover 30-40% of the cost of a commercial or residential solar system.
Many states also have adopted procurement requirements for renewable energy production that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the State from eligible renewable energy sources, such as solar energy systems, by a specified date.
Corporate History
As disclosed on Peck’s Current Report on Form 8-K filed with the SEC on June 26, 2019, on June 20, 2019 (the “Closing Date”), Peck consummated the previously announced Reverse Merger and Recapitalization following a Special Meeting of its Stockholders held on June 19, 2019 (the “Special Meeting”), where Peck’s stockholders considered and approved, among other matters, a proposal to adopt the Share Exchange Agreement,. “Jensyn” refers to Peck prior to the closing of the Reverse Merger and Recapitalization (the “Closing”). In connection with the Closing and pursuant to the Exchange Agreement, among other things, Peck changed its name from “Jensyn Acquisition Corp.” to “The Peck Company Holdings, Inc.”
In connection with the Closing, Jensyn issued 3,234,501 shares of Jensyn’s Common Stock to Peck Electric’s stockholders in exchange for all of the equity securities of Peck Electric, and Peck Electric became a wholly-owned subsidiary of Peck.
Peck redeemed a total of 492,037 shares of its Common Stock pursuant to the terms of the Peck Certificate of Incorporation resulting in a total payment to redeeming stockholders of $5,510,814.
In connection with the Reverse Merger and Recapitalization, Peck issued 493,299 shares of Common Stock in exchange for the cancellation of approximately $5,618,675 of obligations and, as contemplated by the Exchange Agreement, certain insiders and their transferees have agreed to forfeit and cancel 281,758 shares of Common Stock.
Upon the Closing and after giving effect to the issuances, redemptions and forfeitures of Common Stock described above, and the conversion of 4,194,500 rights to purchase Common Stock into 419,450 shares of Common Stock, there were 5,474,695 shares of Common Stock issued and outstanding.
Available Information
Peck files annual, quarterly and current reports, proxy statements and other information with the SEC. Peck’s SEC filings, including Peck’s Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available to the public free of charge over the internet on Peck’s website at http://www.peckcompany.com or at the SEC’s web site at http://www.sec.gov. Peck’s SEC filings will be available through Peck’s website as soon as reasonably practical after Peck has electronically filed or furnished them to the SEC.
Recent Developments
On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (“COVID-19”) outbreak, which has led to a global health emergency. The extent of the public-health impact of the outbreak is currently unknown and rapidly evolving and the related health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for Peck’s products and services.
In addition, Peck relies on third-party suppliers and manufacturers in China. This outbreak has resulted in the extended shutdown of certain businesses in Asia, which may in turn result in disruptions or delays to Peck’s supply chain. These disruptions may include temporary closure of third-party supplier and manufacturer facilities, interruptions in product supply or restrictions on the export or shipment of Peck’s products. Any disruption of Peck’s suppliers and their contract manufacturers will likely adversely impact Peck’s revenues and operating results. Currently, Peck has not experienced any and does not foresee any significant delays or access to product.

PECK MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Peck’s financial condition and results of operations together with Peck’s financial statements and the related notes appearing elsewhere in this Joint Proxy Statement/Prospectus. In addition to historical information this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Peck’s actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors — Risks Relating to Peck’s appearing elsewhere in this Joint Proxy Statement/Prospectus.
Amounts in this section are in thousands, except share and per share data.
Business Introduction / Overview
Peck, the principal office of which is located in South Burlington, Vermont, is one of the largest commercial solar EPC companies in the country and is expanding across the Northeastern United States (“U.S.”). Peck is a second-generation family business founded under the name Peck Electric Co. in 1972 as a traditional electrical contractor. Peck’s core values are to align people, purpose, and profitability, and since taking leadership in 1994, Jeffrey Peck, the Peck’s Chief Executive Officer, has applied such core values to expand into the solar industry. Today, Peck is guided by the mission to facilitate the reduction of carbon emissions through the expansion of clean, renewable energy and we believe that leveraging such core values to deploy resources toward profitable business is the only sustainable strategy to achieve these objectives.
The world recognizes the need to transition to a reliable, renewable energy grid in the next 50 years. Vermont and Hawaii are leading the way in the U.S. with renewable energy goals of 75% by 2032 and 100% by 2045, respectively. California committed to 100% carbon-free energy by 2045. The majority of the other states in the U.S. also have renewable energy goals regardless of current Federal solar policy. Peck is a member of Renewable Energy Vermont, an organization that advocates for clean, practical and renewable solar energy. Peck intends to use near-term incentives to take advantage of long-term, sustainable energy transformation with a commitment to the environment and to its stockholders. Peck’s triple bottom line, which is geared towards people, environment, and profit, has always been Peck’s guide since it began installing renewable energy and Peck intends that it remain Peck’s guide over the next 50 years as it constructs its energy future.
After installing more than 125 megawatts of solar energy, Peck believes that it is well-positioned for what it believes to be the coming transformation to an all renewable energy economy. As a result of the completion of the Reverse Merger and Recapitalization on June 20, 2019, pursuant to which Peck acquired Peck Electric, Peck has now opened its family company to the public market as part of our strategic growth plan. Peck is expanding across the Northeastern U.S. to serve the fast-growing demand for clean renewable energy. Peck is open to partnering with others to accelerate Peck’s growth process, and is expanding its portfolio of company-owned solar arrays to establish recurring revenue streams for many years to come. Peck has established a leading presence in the market after five decades of successfully serving its customers, and is now ready for new opportunities and the next five decades of success.
Peck has a three-pronged growth strategy that includes (1) organic expansion across the Northeastern United States, (2) conducting accretive merger and acquisition transactions to expand geographically, and (3) investing into company-owned solar assets.
Equity and Ownership Structure
On June 20, 2019, Jensyn consummated the Reverse Merger and Recapitalization, which resulted in the acquisition of 100% of the issued and outstanding equity securities of Peck Electric by Jensyn, and in Peck Electric becoming a wholly-owned subsidiary of Jensyn. Jensyn was originally incorporated as a special purpose acquisition company, formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar recapitalization. Simultaneously with the Reverse Merger and Recapitalization, Jensyn changed its name to “The Peck Company Holdings, Inc.” Peck conducts all of its business operations exclusively through its wholly-owned subsidiary, Peck Electric. In this section, unless the context otherwise requires, “Peck” refers to The Peck Company Holdings, Inc. and its subsidiary after

June 20, 2019, and “Peck Electric” refers to the business of Peck Electric before June 20, 2019. Upon closing of the Reverse Merger and Recapitalization, Peck Electric was deemed the accounting acquirer and takes over the historical information for Peck.
Critical Accounting Policies
The following discussion and analysis of the Peck’s financial condition and results of operations are based upon Peck’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires the Peck to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include estimates used to review the Peck’s, impairments and estimations of long-lived assets, revenue recognition utilizing a cost to cost method as a measure of progress (percentage of completion), allowances for uncollectible accounts, and the valuation allowance on deferred tax assets. Peck bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Revenue Recognition
Peck recognizes revenue from contracts with customers under Accounting Standards Codification (“ASC”) Topic 606 (“Topic 606”). Under Topic 606, revenue is recognized when, or as, control of promised goods and services is transferred to customers, and the amount of revenue recognized reflects the consideration to which an entity expects to be entitled in exchange for the goods and services transferred. Peck primarily recognizes revenue over time utilizing the cost-to-cost measure of progress on contracts for specific projects and for certain master service and other service agreements.
Contracts. Peck derives revenue primarily from construction projects performed under: (i) master and other service agreements, which are typically priced using either a time and materials or a fixed price per unit basis; and (ii) contracts for specific projects requiring the construction and installation of an entire infrastructure system or specified units within an infrastructure system, which are subject to multiple pricing options, including fixed price, unit price, time and materials, or cost plus a markup.
The total contract transaction price and cost estimation processes used for recognizing revenue over time under the cost-to-cost method is based on the professional knowledge and experience of Peck’s project managers, engineers and financial professionals. Management reviews estimates of total contract transaction price and total project costs on an ongoing basis. Changes in job performance, job conditions and management’s assessment of expected variable consideration are factors that influence estimates of the total contract transaction price, total costs to complete those contracts and Peck’s profit recognition. Changes in these factors could result in revisions to revenue in the period in which the revisions are determined, which could materially affect Peck’s consolidated results of operations for that period. Provisions for losses on uncompleted contracts are recorded in the period in which such losses are determined. For the year ended December 31, 2019, project profit was affected by less than 5% as a result of changes in contract estimates included in projects that were in process as of December 31, 2018.
Performance Obligations. A performance obligation is a contractual promise to transfer a distinct good or service to a customer and is the unit of account under Topic 606. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the performance obligation is satisfied. Peck’s contracts often require significant services to integrate complex activities and equipment into a single deliverable and are therefore generally accounted for as a single performance obligation, even when delivering multiple distinct services. Contract amendments and change orders, which are generally not distinct from the existing contract, are typically accounted for as a modification of the existing contract and performance obligation. The vast majority of our performance obligations are completed within one year.

When more than one contract is entered into with a customer on or close to the same date, management evaluates whether those contracts should be combined and accounted for as a single contract as well as whether those contracts should be accounted for as one, or more than one, performance obligation. This evaluation requires significant judgment and is based on the facts and circumstances of the various contracts.
Union Labor
Peck uses union labor in order to construct and maintain the solar, electric and data work that comprise the core activities of its business. As such, contributions were made by the Company to the National Joint Apprenticeship and Training Committee, the National Electrical Benefit Funds, Union Pension Plans and a union Health and Welfare Fund. Each employee contributes monthly to the International Brotherhood of Electrical Workers (“IBEW”). Peck’s contract with the IBEW expires May 31, 2022.
Peck’s management believes that access to unionized labor provides a unique advantage for growth, because workforce resources can be scaled efficiently utilizing labor unions in other states to meet specific project needs in other states without substantially increasing fixed costs for Peck.
Business Insurance / Captive Insurance Group
In 2018, Peck Electric joined a captive insurance group. Peck’s management believes that belonging to a captive insurance group will stabilize business insurance expenses and will lock in lower rates that are not subject to change from year-to-year and instead are based on the Peck’s favorable experience modification rate.
Peck’s business includes the design and construction of solar arrays for its customers. Revenue is recognized for each construction project on a percentage of completion basis. From time to time, Peck constructs solar arrays for its own account or purchases a solar array that must still be constructed. In these instances, no revenue is recognized for the construction of the solar array. In instances where Peck owns the solar array, revenue is recognized for the sale of the electricity generated to third parties. As a result, depending on whether it is building for others or for its own account, the Peck’s revenue is subject to significant variation.
Results of Operations for the Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2019
REVENUE AND COST OF GOODS SOLD
Consolidated revenue for the three months ended June 30, 2020 decreased 56% to $2.8 million, compared to $6.3 million in the corresponding period in 2019. Due to the State of Emergency declared by the State of Vermont, Peck was unable to complete or begin several projects due to the current COVID-19 pandemic. Peck anticipates that these projects will resume or commence once the Vermont State of Emergency expires on August 15, 2020.
Gross profit decreased 100% to $0.0 million for the three months ended June 30, 2020, compared to $1.7 million in the corresponding period in 2019. Gross margin as a percentage of sales was 0.0% for the three months ended June 30, 2020, compared to 27.1% in the corresponding period in 2019. Lower gross margin for the three months ended June 30, 2020 was the result of maintaining our labor force during the uncertainty of the COVID-19 pandemic. Peck was able to secure a loan through the CARES Act Payroll Protection Program to support our workforce.
Total operating expenses for the three months ended June 30, 2020 were $1.0 million, or 38% of sales, compared to $1.3 million in the corresponding period in 2019, or 21% of sales. The decrease in operating expenses for the three months ended June 30, 2020 was the result of the closure of our facilities due to the COVID-19 pandemic.
Income tax benefit for the three months ended June 30, 2020 was $279,274 compared to the income tax provision for the three months ended June 30, 2019 of $1,506,362.
Backlog for the three months ended June 30, 2020 was $26 million, compared to the corresponding period in 2019 of $21.5 million. Peck expects to realize nearly all of the backlog within the next 12 months.
SELLING AND MARKETING EXPENSES
Peck relies on referrals from customers and on its industry reputation, and therefore has not historically incurred significant selling and marketing expenses.

GENERAL AND ADMINISTRATIVE EXPENSES
Total general and administrative (“G&A”) expenses were $0.9 million for the three months ended June 30, 2020, compared to $0.8 million for the three months ended June 30, 2019. As a percentage of revenue, G&A expenses increased to 31% of revenue in the three months ended June 30, 2020, compared to 12% in the three months ended June 30, 2019. In total dollars, G&A expense increased primarily due to activities related to administrative expenses, consisting of accounting and legal fees, costs of becoming a public company, additional business development and investor/public relations expenses, as well as supporting infrastructure expansion in the three months ended June 30, 2020, compared to the three months ended June 30, 2019.
DEPRECIATION AND AMORTIZATION
Depreciation expenses for the three months ended June 30, 2020 were $155,012, compared to $160,570 for the three months ended June 30, 2019. Depreciation expenses were stable when compared to the three months ended June 30, 2019 as Peck has not had significant capital expenditures for the three months ended June 30, 2020.
OTHER EXPENSES
Warehousing and other operating expenses were $183,514 for the three months ended June 30, 2020, compared to $533,304 for the three months ended June 30, 2020. Warehousing and other operating expenses include company-owned solar array depreciation and salaries associated with company-owned solar arrays, general warehousing costs, project-related travel and performance related expenses.
NET INCOME
The net loss for the three months ended June 30, 2020 was $0.8 million, compared to a net loss of $1.2 million for the three months ended June 30, 2019. The net loss was the result of a lack of revenue generated from operations due to the uncertainty of the COVID-19 pandemic and the State of Emergency declared by the State of Vermont.
Results of Operations for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30 2019
REVENUE AND COST OF GOODS SOLD
Consolidated revenue for the six months ended June 30, 2020 decreased 33% to $6.8 million, compared to $10.1 million in the corresponding period in 2019. Due to the State of Emergency declared by the State of Vermont, Peck was unable to complete or begin several projects due to the current COVID-19 pandemic. Peck anticipates that these projects will resume or commence once the Vermont State of Emergency expires on August 15, 2020.
Gross profit decreased 88% to $0.3 million for the six months ended June 30, 2020, compared to $2.6 million in the corresponding period in 2019. Gross margin as a percentage of sales was 5% for the six months ended June 30, 2020, compared to 26% in the corresponding period in 2019. Lower gross margin for the six months ended June 30, 2020 was the result of maintaining Peck’s labor force during the uncertainty of the COVID-19 pandemic. Peck was able to secure a loan of $1,487,624 through the CARES Act Payroll Protection Program to support our workforce.
Total operating expenses for the six months ended June 30, 2020 were $1.9 million, or 28% of sales, compared to $1.8 million in the corresponding period in 2019, or 17% of sales. The decrease in operating expenses for the six months ended June 30, 2020 was the result of the closure of Peck facilities due to the COVID-19 pandemic.
Income tax benefit for the six months ended June 30, 2020 was $421,585 compared to the income tax provision for the six months ended June 30, 2019 of $1,506,862.
Backlog for the six months ended June 30, 2020 was $26 million, compared to the corresponding period in 2019 of $21.5 million. Peck expects to realize nearly all of the backlog within the next 12 months.
SELLING AND MARKETING EXPENSES
Peck relies on referrals from customers and on its industry reputation, and therefore has not historically incurred significant selling and marketing expenses.

GENERAL AND ADMINISTRATIVE EXPENSES
Total G&A expenses were $1.5 million for the six months ended June 30, 2020, compared to $1.0 million for the six months ended June 30, 2019. As a percentage of revenue, G&A expenses increased to 22% of revenue in the six months ended June 30, 2020, compared to 10% in the six months ended June 30, 2019. In total dollars, G&A expense increased primarily due to activities related to administrative expenses, consisting of accounting and legal fees, costs of operating as a public company, additional business development and investor/public relations expenses, as well as supporting infrastructure expansion in the three months ended June 30, 2020, compared to the three months ended June 30, 2019.
DEPRECIATION AND AMORTIZATION
Depreciation expenses for the six months ended June 30, 2020 were $310,024, compared to $311,053 for the six months ended June 30, 2019. Depreciation expenses were stable when compared to the six months ended June 30, 2019 as Peck has not had significant capital expenditures for the three months ended June 30, 2020.
OTHER EXPENSES
Warehousing and other operating expenses were $376,456 for the six months ended June 30, 2020, compared to $740,811 for the six months ended June 30, 2020. Warehousing and other operating expenses include Peck-owned solar array depreciation and salaries associated with Peck-owned solar arrays, general warehousing costs, project-related travel and performance related expenses.
NET LOSS
The net loss for the six months ended June 30, 2020 was $1.2 million, compared to a net loss of $0.8 million for the six months ended June 30, 2019. The net loss was the result of a lack of revenue generated from operations due to the uncertainty of the COVID-19 pandemic and the State of Emergency declared by the State of Vermont.
Certain Non-GAAP Measures
Peck periodically reviews the following key non-GAAP measures to evaluate its business and trends, measure our performance, prepare financial projections and make strategic decisions.
EBITDA and, Adjusted EBITDA
Included in this presentation are discussions and reconciliations of EBITDA and Adjusted EBITDA to net income in accordance with GAAP. Adjusted EBITDA excludes certain non-cash and other expenses, certain legal services costs, professional and consulting fees and expenses, and one-time Merger expenses and certain adjustments. Peck believes that these non-GAAP measures illustrate the underlying financial and business trends relating to Peck’s results of operations and comparability between current and prior periods. Peck also uses these non-GAAP measures to establish and monitor operational goals.
These non-GAAP measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute or superior to, the other measures of financial performance prepared in accordance with GAAP. Using only the non-GAAP financial measures, particularly Adjusted EBITDA, to analyze Peck’s performance would have material limitations because such calculations are based on a subjective determination regarding the nature and classification of events and circumstances that investors may find significant. Peck compensates for these limitations by presenting both the GAAP and non-GAAP measures of its operating results. Although other companies may report measures entitled “Adjusted EBITDA” or similar in nature, numerous methods may exist for calculating a company’s Adjusted EBITDA or similar measures. As a result, the methods that Peck uses to calculate Adjusted EBITDA may differ from the methods used by other companies to calculate their non-GAAP measures.

The reconciliations of EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, are shown in the table below:
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(829,040)	$(1,150,716)	$(1,261,662)	$(774,064)
Depreciation and amortization	155,012	160,570	310,024	311,053
Other expense, net	65,410	58,887	146,176	103,546
Income Tax	(279,274)	1,503,362	(421,585)	1,506,862
EBITDA	(887,892)	572,103	(1,227,047)	1,147,397
Other costs	—	99,888	—	165,431
Adjusted EBITDA	(887,892)	671,991	(1,227,047)	1,312,828
Weighted Average shares outstanding	5,298,159	3,480,676	5,298,159	3,356,916
Adjusted EPS	(0.17)	0.19	(0.23)	0.39
LIQUIDITY AND CAPITAL RESOURCES
Peck had $93,187 in cash at June 30, 2020, as compared to $95,930 at December 31, 2019.
As of June 30, 2020, Peck’s working capital surplus was $244,515, compared to a working capital surplus of $362,586 at December 31, 2019. Peck believes that the aggregate of its existing cash and cash equivalents and working capital line of credit will be sufficient to meet its operating cash requirements for at least the next 12 months. On April 24, 2020, Peck secured a PPP loan in the amount of $1,487,624 through the CARES Act. Peck anticipates utilizing the forgiveness provisions of the PPP loan to support cashflow needs during the continuing COVID-19 pandemic. The State of Vermont recently relaxed restrictions on outside construction allowing for work crews of up to 25 individuals to operate at a worksite. Peck has implemented the training provided by the Vermont Occupational Safety and Health Administration. Peck has received notice to proceed on several new projects and restarted projects previously delayed.
Due to the impact of the COVID-19 pandemic, earlier this year, Peck had several current projects delayed. While the State of Emergency declared by the State of Vermont is still in effect, the current projects that were delayed have resumed and Peck anticipates future projects to commence as originally contemplated but with a delayed commencement date.
In 2019, Peck entered into an equity line of credit facility with potential to sell at-the-market shares. Peck would receive the cash proceeds of this sale which would help support any cash flow deficiencies that may arise. Under this agreement, Lincoln Park is required to purchase the shares Peck offers in a timely manner. Peck believes the cash proceeds can be raised very quickly in the event there is a liquidity issue. The equity line of credit is in place for $15,000,000. The total number of shares authorized under the Lincoln Park Purchase Agreement total 3,024,194 which would allow Peck to maximize the equity line of credit within 10 business days. As of September 28, 2020, the closing price per share of Peck Common Stock was $8.80 which would allow Peck to utilize the equity line of credit to generate approximately $15 million.
Certain of the Peck’s loan agreements provide that a change in ownership of Peck in excess of twenty-five percent is an event of default which would allow the lender to declare such indebtedness to be immediately due and payable. Consummation of the Merger would constitute an even of default. Peck has requested a waiver of this provision.
Cash flow used in operating activities was $2,963,125 for the six months ended June 30, 2020, compared to $626,462 of cash provided by operating activities in the six months ended June 30, 2019. The decrease in cash provided by operating activities was primarily the result of the decrease in accounts payable of approximately $2.5 million and the net loss of $1.5 million for the six months ended June 30, 2020.
Net cash used in investing activities was $57,230 for the six months ended June 30, 2020, compared to $221,163 used in the six months ended June 30, 2019. During the six months ended June 30, 2020, Peck took a conservative approach to investing in property and equipment given the uncertain nature of the current COVID-19 pandemic.

Net cash provided by financing activities was $3,017,612 for the six months ended June 30, 2020 compared to $560,382 used for the six months ended June 30, 2019. Cash provided by financing activities in the six months ended June 30, 2020 consisted of funds received as proceeds from line of credit increase and was partially offset by principal payments for equipment notes and amounts to due to stockholders. In addition, Peck secured financing through the CARES Act in the amount $1.5 million.
Peck believes its current cash on hand including the proceeds received under the PPP loan, the availability under the equity line of credit, the collectability of its accounts receivable and project backlog are sufficient to meet its operating and capital requirements for at least the next twelve months from the date financial statements for the six months ended June 30, 2020 are issued.
Off-Balance Sheet Arrangements
Peck does not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on its financial condition, revenues, results of operations, liquidity, or capital expenditures.
Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
REVENUE AND COST OF EARNED REVENUE
For the year ended December 31, 2019, Peck’s revenues increased 77% to $28,221,569 compared to $15,956,097 for the year ended December 31, 2018. Cost of earned revenue for the year ended December 31, 2019, was 88% higher at $24,050,197 compared to $12,806,767 for the year ended December 31, 2018.
Gross profit was $4,171,372 for the year ended December 31, 2019. This compares to $3,149,330 of gross profit for the year ended December 31, 2018. The gross margin was 14.8% in the year ended December 31, 2019 compared to 19.8% in the year ended December 31, 2018. Approximately 77% of revenue in the year ended December 31, 2019 was from solar installations compared to 62% of revenues in the year ended December 31, 2018.
Additionally, gross margins were lower as a result of acquiring projects directly from Peck’s development partners at the notice to proceed phase. This strategy results in an increase in revenue and gross profit but does deteriorate the gross margin. Peck will continue to deploy this strategy to gain control of projects at an earlier stage and increase the predictability of its revenue stream.
For 2020, Peck anticipates an increase in revenue over 2019 due to several factors. The sum of Peck’s backlog, projects currently under contract, and anticipated contracts to date are already near $30 million and are anticipated to be completed within the year. Peck is not typically bidding competitively for projects, but instead engages with its customers over a long-term basis to develop project designs and to help customers reduce project costs. Therefore, the $30 million in project-based revenue anticipated for 2020 represents projects that have a high probability for conversion. Historically, Peck has been awarded over 95% of the project it has reviewed for construction. The upfront assistance and coordination with Peck’s clients can be considered its marketing effort, which is a significant advantage for converting a high percentage of its pipeline projects.
In addition, Peck is engaging existing customers and new partners outside of Vermont as part of its planned 2020 expansion across the Northeast. Peck has already identified over $20 million of opportunities in other states that could add to the 2020 and 2021 projections.
SELLING AND MARKETING EXPENSES
Peck relies on referrals from customers and on its industry reputation, and therefore has not historically incurred significant selling and marketing expenses.
GENERAL AND ADMINISTRATIVE EXPENSES
Total G&A expenses were $2,385,900 for the year ended December 31, 2019, compared to $1,226,102 for the year ended December 31, 2018. As a percentage of revenue, G&A expenses increased slightly to 8.5% in the year ended December 31, 2019 compared to 7.7% in the year ended December 31, 2018. In total dollars, G&A expense increased primarily due to the cost associated with being a public entity. The expense related to accounting, legal and professional services increased significantly in the year ended December 31, 2019 compared to the year ended December 31, 2018.

WAREHOUSE AND OTHER OPERATING EXPENSES
Warehousing and other operating expenses for 2019 are expected to be stable or decrease compared to prior years as Peck continues to look for opportunities to streamline its operations and decrease its cost structure. To date, Peck has reduced certain administrative and insurance costs and restructured its utilization of skilled labor in order to reduce the overhead burden, without compromising the ability to operate effectively.
OTHER EXPENSES
Interest expense for the twelve months ended December 31, 2019, was $244,068 compared to $134,810 for the same period of the prior year as a result of increased utilization of our line of credit.
INCOME TAX EXPENSE
The US GAAP effective tax rate for the years ended December 31, 2019 was 163.19% and December 31, 2018 was 0.00%. The proforma effective tax rate for the years ended December 31, 2019 was 27.72% and December 31, 2018 was 0.00%. The change in the effective tax rate (“ETR”) is driven by the conversion from S corporation to C Corporation, which occurred on the date of the Reverse Merger and Recapitalization. This conversion resulted in non-recurring deferred tax expense of $1,098,481 for the year ended December 31, 2019 related to the recognition of deferred tax liabilities for temporary differences that existed on the date of the change. Excluding the impact of the conversion, Peck’s ETR was 27.72% based on the statutory tax rates in the jurisdictions where it is subject to income taxes.
NET LOSS
The net loss for the year ended December 31, 2019 was $427,795 compared to a net income of $1,055,972 for the year ended December 31, 2018.
Peck periodically reviews the following key non-GAAP measures to evaluate its business and trends, measure our performance, prepare financial projections and make strategic decisions.
EBITDA, Adjusted EBITDA and Earnout Adjusted EBITDA
Included in this presentation are discussions and reconciliations of EBITDA and Adjusted EBITDA to net income in accordance with GAAP. Adjusted EBITDA excludes certain non-cash and other expenses, certain legal services costs, professional and consulting fees and expenses, and one-time Reverse Merger and Recapitalization expenses and certain adjustments. Peck believes that these non-GAAP measures illustrate the underlying financial and business trends relating to its results of operations and comparability between current and prior periods. Peck also uses these non-GAAP measures to establish and monitor operational goals.
These non-GAAP measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute or superior to, the other measures of financial performance prepared in accordance with GAAP. Using only the non-GAAP financial measures, particularly Adjusted EBITDA, to analyze our performance would have material limitations because such calculations are based on a subjective determination regarding the nature and classification of events and circumstances that investors may find significant. Peck compensates for these limitations by presenting both the GAAP and non-GAAP measures of its operating results. Although other companies may report measures entitled “Adjusted EBITDA” or similar in nature, numerous methods may exist for calculating a company’s Adjusted EBITDA or similar measures. As a result, the methods that Peck uses to calculate Adjusted EBITDA may differ from the methods used by other companies to calculate their non-GAAP measures.

The reconciliations of EBITDA, Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP, are shown in the table below:
	Year ended December 31,
	2019	2018
Net income (loss)	$(427,795)	$1,056,222
Depreciation and amortization	621,233	537,484
Interest expense	244,068	134,810
Income Tax	1,104,840	250
EBITDA	1,542,346	1,728,766
Other costs(1)	273,819	0
Adjusted EBITDA	1,816,165	1,728,766
Weighted Average shares outstanding	4,447,681	3,234,501
Adjusted EPS	0.41	0.53
(1)
Other costs consist of one-time expenses of multiple year financial audits and other legal and professional fees associated with the Reverse Merger and Recapitalization. Prior to the Reverse Merger and Recapitalization, Peck did not require annual financial statement audits. As part of the preparation for being a publicly traded entity, Peck was required to undergo financial statement audit for the years ended December 31, 2017. The cost of this expense is included in other costs.

LIQUIDITY AND CAPITAL RESOURCES
Peck had $95,930 in unrestricted cash at December 31, 2019, as compared to $313,217 at December 31, 2018.
As of December 31, 2019, Peck’s working capital surplus was $362,586 compared to a working capital deficit of $276,269 at December 31, 2018. Peck believes that the aggregate of its existing cash and cash equivalents, including its working capital line of credit and equity line of capital, will be sufficient to meet its operating cash requirements until at least March 30, 2021. Under the terms of the equity line of credit entered into on September 26, 2019, Lincoln Park Capital Fund, LLC is required to purchase shares up to a total value of $15,000,000 pursuant to certain terms and conditions. As of December 31, 2019, $7,500,000 of the equity line of credit is available for use. Peck can require the purchase of 50,000 shares of Common Stock under a regular purchase. On the next day following a regular purchase, Peck can require the purchase of an accelerated purchase equal to 200% of the shares sold in the regular purchase as well as an additional accelerated purchase equal to 300% of the shares sold in the regular purchase. The total number of shares authorized under the Purchase Agreement total 3,024,194 which would allow Peck to maximize the equity line of credit within 10 business days. At that moment, Peck has no plans to utilize its equity line of credit, but it does have the capability to raise capital utilizing this at-the-market offering and receive the cash proceeds from the transaction to fund its operating activities.
Cash flow used in operating activities was $2,130,694 for the year ended December 31, 2019, compared to $1,634,492 of cash provided by operating activities in the year ended December 31, 2018. The decrease in cash provided by operating activities was primarily the result of the increase in accounts receivable of approximately $5,309,192 (revenue increased by 77% when compared to the prior year) offset by the increase in accounts payable of $2,778,732.
Net cash used in investing activities was $4,276 for the year ended December 31, 2019, compared to $2,857,809 used in the year ended December 31, 2018. This decrease was primarily related to the decreased construction activity relating to our owned solar array assets. Peck did not construct any Company-owned solar array assets during the year ended December 31, 2019. For the year ended December 31, 2018, Peck capitalized $2,505,527 of owned solar arrays and purchased vehicles and equipment totaling $223,562. There were small equipment and vehicle purchases totaling $166,405 for the year ended December 31, 2019.
Net cash provided by financing activities was $1,917,683 for the year ended December 31, 2019 compared to $775,753 for the year ended December 31, 2018. Cash provided by financing activities consisted of funds received as draws from the revolving line of credit and was partially offset by principal payments for equipment notes and capital leases. Cash utilized in financing activities include S corporation distributions paid to stockholders prior to June 20, 2019 and amounts paid for recapitalization costs.

PECK CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE
As reported in Peck’s Current Report on Form 8-K filed with the SEC on October 15, 2019 (the “Form 8-K”), on October 8, 2019, upon receiving approval from the Audit Committee of the Peck Board (the “Audit Committee”), Peck dismissed CohnReznick LLP (“CohnReznick”) as its’ independent registered public accounting firm, effective immediately. In addition, on October 8, 2019, upon receiving approval from the Audit Committee, Peck Electric dismissed McSoley McCoy & Co. (“McSoley”) as Peck Electric’s independent registered public accounting firm, effective immediately. Prior to the Reverse Merger and Recapitalization, McSoley served as Peck Electric’s independent auditor.
As also reported in the Form 8-K, upon receiving the approval of the Audit Committee, Marcum LLP (“Marcum”) was appointed as Peck’s new independent registered public accounting firm, effective October 8, 2019, to perform independent audit services on Peck and its subsidiary for Peck’s fiscal year ended December 31, 2019.
The reports of each of CohnReznick and McSoley on Peck’s and Peck Electric’s respective financial statements for the fiscal years ended December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for the going concern explanatory paragraph included by CohnReznick in its report for the financial statements of Jensyn Acquisition Corp., Peck’s former name, for the fiscal years ended December 31, 2018.
During the fiscal year of each of Peck and Peck Electric ended December 31, 2018, respectively, and during the subsequent interim periods through the dates of dismissal of CohnReznick and McSoley by Peck and Peck Electric, respectively, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with CohnReznick or McSoley, as applicable, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of CohnReznick or McSoley, as applicable, would have caused CohnReznick or McSoley to make reference thereto in their respective reports on the financial statements for such years. During the fiscal year of each of Peck and Peck Electric ended December 31, 2018, respectively, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).
Peck and Peck Electric provided each of CohnReznick and McSoley with a copy of the disclosure made herein in response to Item 304(a) of Regulation S-K, and CohnReznick and McSoley have furnished Peck and Peck Electric, as applicable, with a copy of their respective letters addressed to the SEC, pursuant to Item 304(a)(3) of Regulation S-K, stating that CohnReznick and McSoley each agrees with the statements related to them made by Peck in the Form 8-K. A copy of CohnReznick’s letter to the SEC, dated October 15, 2019, is attached as Exhibit 16.1 to the Form 8-K and a copy of McSoley’s letter to the SEC, dated October 15, 2019, is attached as Exhibit 16.2 to the Form 8-K.
During Peck’s fiscal year ended December 31, 2018, neither Peck, nor anyone on its behalf, consulted Marcum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of Peck, and no written report or oral advice was provided to Peck by Marcum that was an important factor considered by Peck in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

PECK RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE
Related Party Transactions
In 2014, the minority stockholders of Peck Electric, who sold the building that Peck occupies, lent the proceeds to the majority stockholders of Peck Electric who contributed $400,000 of the net proceeds as paid in capital. At June 30, 2020 and December 31, 2020, the amount owed of $100,000 and $117,605, respectively, is included in the “due to stockholders” as there is a right to offset.
In May 2018, stockholders of Peck bought out a minority stockholder of Peck Electric Peck advanced $250,000 for the stock purchase which is included in the “due from stockholders”. At June 30, 2020 and December 31, 2019, the amounts of $602,463 and $337,000, respectively, are included in the “due to stockholders” as there is a right to offset.
In 2019, Peck’s majority stockholder loaned $286,964 and $295,299 to Peck to help with cash flow needs and the amount is included in the “due to stockholders” at June 30, 2020 and December 31, 2019, respectively.
Peck was an S-corporation through June 20, 2019 and as a result, Peck’s taxable income is reported on the owner’s tax returns and they are taxed individually. As a result, Peck has accrued a distribution for taxes of $266,814 at June 30, 2020 and December 31, 2019, respectively, to the owners of Peck Electric for the period during which Peck was an S-corporation, which is included in the “due to stockholders” value below.
The amounts below include amounts due to/from stockholders as of June 30, 2020 and December 31, 2019:
	June 30, 2020	December 31, 2019
Due to stockholders consists of unsecured notes to stockholders with interest at the mid-term AFR rate (2.08% at June 30, 2020).	$51,315	$342,718
Peck’s majority stockholder loaned the net aggregate amount of $295,299 on an interest-free basis to Peck to help with cash flow needs during the year ended December 31, 2019 which is included in the “due to stockholders”. Prior to the Reverse Merger and Recapitalization, Peck was an S corporation and short-term working capital loans and repayments occurred on an as needed basis. Subsequent to the public filing, all related party transactions are subject to review and approval by the Audit Committee. The Audit Committee is in the process of developing policies and procedures to govern the review and evaluation of future proposed related party transactions, if any.
Peck was an S-corporation through June 20, 2019 and as a result, Peck’s taxable income is allocated pro-rata to each stockholder and is reported on the stockholder’s tax returns. As a result, Peck has accrued a distribution for taxes of $266,814 to the owners of Peck Electric for the period during which Peck was an S-corporation, which is included in the “due to stockholders”.

SUNWORKS’ BUSINESS
Business Introduction/Summary
Sunworks provides photovoltaic (“PV”) based power systems for the agricultural, commercial, industrial (“ACI”), public works, and residential markets in California, Nevada, Massachusetts, Oregon, New Jersey and Hawaii. Sunworks has direct sales and/or operations personnel in California, Massachusetts, and Oregon. Through Sunworks’ operating subsidiaries, Sunworks designs, arranges financing, integrates, installs, and manages systems ranging in size from 2kW (kilowatt) for residential projects to multi MW (megawatt) systems for larger ACI and public works projects. ACI installations have included installations at office buildings, manufacturing plants, warehouses, service stations, churches, and agricultural facilities such as farms, wineries, and dairies. Public works installations have included school districts, local municipalities, federal facilities and higher education institutions. Sunworks provides a full range of installation services to its solar energy customers including design, system engineering, procurement, permitting, construction, grid connection, warranty, system monitoring and maintenance.
Sunworks currently operates in one segment based upon its organizational structure and the way in which its operations are managed and evaluated. Approximately 69% of Sunworks’ 2019 revenue was from installations in the ACI and public works markets, and approximately 31% of Sunworks’ revenue was from installations in the residential market. Approximately 72% of Sunworks’ 2018 revenue was from installations in the ACI and public works markets, and approximately 28% of Sunworks’ revenue was from installations in the residential market.
At Sunworks’ Annual Meeting of Stockholders on August 7, 2019, the stockholders of Sunworks approved a reverse stock split of Sunworks’ issued and outstanding Common Stock at a ratio not less than 1-for-3 and not greater than 1-for-10. On August 29, 2019, the Sunworks Board approved the reverse stock split at a ratio of 1-for-7 which went into effect at the open of trading on August 30, 2019. At the effective time of the reverse stock split, every seven shares of Sunworks’ issued and outstanding Common Stock were converted into one share of Sunworks’ issued and outstanding Common Stock. The authorized shares of 200,000,000 and the par value of $0.001 remained the same.
At Sunworks’ Annual Meeting of Stockholders on August 26, 2020, the stockholders of Sunworks approved a reduction in Sunworks’ authorized Common Stock from 200,000,000 to 50,000,000. The reduction became effective in September of 2020.
Strategy
Sunworks’ strategy for near-term growth is focused on organic growth through continued expansion in California augmented by growth in other U.S. geographies. In the longer-term, Sunworks believes that the competitors in the solar industry will consolidate and that Sunworks will be able to enhance its growth and scale through accretive acquisitions. With scalable administrative and operational infrastructure in place, Sunworks believes its current approach for organic growth will lead to increased profitability and positive cash generation. Sunworks anticipates taking advantage of the long-term growth in the solar market as well as gaining market share relative to competitors. Additionally, Sunworks continues to evaluate various synergistic acquisitions.
In Sunworks’ residential business, in addition to in-house sales capabilities, Sunworks continues collaborating with third party residential sales companies for new customers. Sunworks believes that the scarce resource in the residential solar industry is quality, economic installations in which customers can trust. Sunworks provides outstanding operations and customer support, as well as a competitive product warranty, which drives demand for Sunworks’ branded installations. Sunworks believes this allows its sales partners to sell with confidence knowing that they are backed by installation and operations on which they can rely. Sunworks’ relationships with strong residential sales organizations are enhanced by Sunworks’ referral business through its “Power Pay” program.
Company Operations
Employees
As of December 31, 2019, Sunworks employed approximately 178 full-time employees. However, in response to the economic downturn, and the uncertain impact of COVID-19 on Sunworks’ business, Sunworks adjusted its headcount. As of June 30, 2020, Sunworks employed approximately 124 full-time employees,

13 part-time employees and 13 employees on temporary layoff. As of August 31, 2020 Sunworks employed 126 full-time employees, 6 part-time employees and 12 employees on temporary layoff. A large percentage of the reductions in work force are intended to be temporary, but the duration of such temporary reductions, and the portion of which temporary reductions, if any, become permanent, is unknown and will depend on the severity of the impact of COVID-19 on Sunworks’ business. Sunworks also utilizes outside subcontractors to assist with installing solar systems for Sunworks’ commercial and residential customers. Sunworks’ direct installation labor is a combination of employees and contract labor.
Sales and Marketing
As of December 31, 2019, Sunworks had approximately 17 employees primarily focused on sales, sales support and marketing in California, Massachusetts, and Oregon. However, in response to the economic downturn, and the uncertain impact of COVID-19 on Sunworks’ business, as of June 30, 2020, Sunworks employed 12 employees primarily focused on sales, sales support and marketing in those states.
Sunworks continues to work with third-party sales originators to generate most of Sunworks’ residential customer installations and mitigate the fixed costs and financial risk of maintaining a large Sunworks’ direct residential sales force.
Sunworks has an advantage in the ACI solar market given Sunworks’ extensive contact list, resulting from Sunworks’ experience in the ACI construction market, which provides access to customers. Through Sunworks’ network of vendors, participation in a variety of industry trade associations and independent sales consultants, Sunworks now has a growing list of repeat clients, as well as an active and loyal referral network.
Financing
To promote sales, Sunworks assists customers in obtaining financing. Sunworks’ objective is to arrange the most flexible terms that meet the needs and wants of the customer. Although Sunworks does not provide financing itself, Sunworks has relationships to arrange financing with numerous private and public sources.
Sunworks believes it is best for customers to own their own systems, but some customers prefer not to own their systems. Sunworks also has the ability to arrange financing with third parties through Power Purchase Agreements (“PPAs”) and leases for Sunworks’ customers.
Suppliers
Sunworks purchases solar panels, inverters and materials directly from multiple manufacturers and through distributors. Sunworks intends to further coordinate purchases and optimize supply relationships to realize the advantages of greater scale.
If one or more of Sunworks’ suppliers fail to meet Sunworks’ anticipated demand, ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and Sunworks’ ability to satisfy this demand may be adversely affected. Sunworks does not, however, rely on any single supplier and, Sunworks believes, it can obtain needed solar panels and materials from a variety of different suppliers. Accordingly, Sunworks believes that the loss of any single supplier would not materially affect Sunworks’ business.
Sunworks also utilizes strategic partnerships with subcontractors for electrical installations, for racking and solar panel installations, as well as numerous subcontractors for grading, landscaping, and construction for Sunworks’ large ACI and public works projects.
Installation
Sunworks is a licensed contractor in the markets it serves, and Sunworks is responsible for every customer installation. Sunworks manages the entire process from permitting through inspection to interconnection to the power grid, thereby making the system installation process simple and seamless for Sunworks’ customers. Controlling every aspect of the installation process allows Sunworks to minimize costs, ensure quality and deliver high levels of customer satisfaction.

Even with controlling every aspect of the installation process, the ability to perform on a contract is subject to limitations. There remain jurisdictional approval processes outside Sunworks’ immediate control including, but not limited to, approval processes required by cities, counties, states or the Federal government or one of their agencies. Other aspects outside of Sunworks’ direct control include approvals from various utility companies and weather conditions.
After-Sales Support
It is Sunworks’ intent to provide continuing operation and maintenance services for its installed residential and commercial PV systems. Sunworks provides extended factory equipment technical support and acts as a service liaison using Sunworks’ proprietary knowledge, technology, and solar electric energy engineering staff. Sunworks does this through a Limited Workmanship Warranty and Operations and Maintenance Program, which among other things provides a service and technical support line to customers. Sunworks generally responds to job site related issues within 24 hours and Sunworks strives to offer assistance as long as required to maintain customer satisfaction. Sunworks’ price to customers includes this warranty, which includes the pass through of various manufacturers’ warranties.
Facilities
Sunworks maintains sales and installation offices in Roseville, Rocklin, Durham, Campbell (San Jose), Tulare, and Riverside, California. Sunworks leases all its offices and facilities.
Customers
The majority of Sunworks’ revenue comes from installations in California with a smaller amount in Nevada, Massachusetts, Oregon, Hawaii and New Jersey. Approximately 69% of Sunworks’ revenue in 2019 was in the ACI and public works markets, down from 72% in 2018. Approximately 31% of revenue was generated by residential installations, up from 28% in 2018. Sunworks expects that these percentages will vary from year to year.
Sunworks installs systems for the ACI market and for public works projects. Sunworks defines small commercial and public works projects as the installation of systems under 100kW, whereas large projects involve the installation of systems greater than 100kW. Solar projects have received limited financing from traditional lending sources, but Sunworks is encouraged by municipal PACE programs in California which have drawn funding sources such as Ygrene Energy Fund into the financing of energy projects. Public works projects are frequently financed through various PPA arrangements, often in conjunction with SPURR (School Project for Utility Rate Reduction) programs, a Joint Powers Authority in California. Cycle times vary from twenty weeks to more than two years, which is a common cycle for commercial and public works projects. Larger projects typically have a longer cycle time than smaller projects. Agricultural system sizes vary significantly within this sector and can range from 10kW to multiple megawatts. Agricultural loans to farmers and tax-oriented leases are the primary funding sources within the industry. Similar to commercial installations, cycle times for agricultural projects may commonly range from twenty weeks to more than two years depending upon the authority having jurisdiction, the existing utility infrastructure and the various approvals required.
Sunworks’ residential operations address the needs of property owners installing systems typically smaller than 20kW. The typical residential system installed is about 6kW with an average cycle time of 45 days or less. There is an increased demand for systems with batteries, and Sunworks fills those customer needs as well. Sunworks facilitates purchase or lease financing and offer multiple product options to fit the specific needs of each customer.
Competitors
In the solar installation market, Sunworks competes with companies that offer products similar to its products. Some of these companies have greater financial resources, operational experience, and technical capabilities than Sunworks does. When bidding for solar installation projects, however, Sunworks’ current experience suggests that there is no clear dominant or preferred competitor in the markets in which Sunworks competes. Sunworks does not believe that any competitor has more than 10% of the market across all the areas in which Sunworks operates. Sunworks competes with other solar installers on pricing, service, warranty, and the ability to arrange financing. On a global scale, Sunworks also competes, on a cost basis, with traditional utilities that supply electricity to Sunworks’ potential customers and with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure pursuant to state and local pro-competitive and consumer choice policies. Sunworks’ advantage over traditional utilities is that Sunworks offers customers the opportunity to create their own electricity and reduce dependency from the traditional electrical grid.
Seasonality
Sunworks’ revenue is impacted by seasonal weather patterns. In addition, some customers push to complete projects by the end of a calendar year to realize the benefits of available subsidy programs prior to year-end. The first quarter in California often has rain, which also reduces Sunworks’ ability to install and recognize revenue in that quarter relative to the remainder of the year.
Technology and Intellectual Property
Generally, the solar installation business is not dependent on intellectual property.
Government Regulation and Incentives
Government Regulation
Sunworks is not regulated as a public utility in the United States under applicable national, state or other local regulatory regimes where Sunworks conducts business.
To operate Sunworks’ systems, Sunworks obtains interconnection permission from the applicable local primary electric utility. Depending on the size of the solar energy system and local law requirements, interconnection permission is provided by the local utility to Sunworks and/or its customer. In almost all cases, interconnection permissions are issued on the basis of a standard process that has been pre-approved by the local public utility commission or other regulatory body with jurisdiction over net energy metering procedures. As such, no additional regulatory approvals are required once interconnection permission is given.
Sunworks’ operations are subject to stringent and complex federal, state and local laws, including regulations governing the occupational health and safety of Sunworks’ employees and wage regulations. For example, Sunworks is subject to the requirements of the federal and California Occupational Safety and Health Act, as amended (“OSHA”), the U.S. Department of Transportation (“DOT”), and comparable state laws that protect and regulate employee health and safety.
Government Incentives
Federal, state and local government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable Sunworks to lower the price Sunworks charges customers to own or lease Sunworks’ solar energy systems, helping to catalyze customer acceptance of solar energy as an alternative to utility-provided power.
The Federal government offered a 30% Investment Tax Credit (“ITC”) in 2019. The ITC is currently 26% under Section 48(a) of the Internal Revenue Code, for the installation of certain solar power facilities until December 31, 2020, after which it will fall to 22% in 2021 and 10% in 2022 and 10% for commercial credit thereafter.
The economics of purchasing a solar energy system are also improved by eligibility for accelerated depreciation, also known as the modified accelerated cost recovery system (“MACRS”) depreciation, which allows for the depreciation of equipment according to an accelerated schedule set forth by the Internal Revenue Service. The acceleration of depreciation creates a valuable tax benefit that reduces the overall cost of the solar energy system and increases the return on investment.
Approximately 50% of states in the U.S. offer a personal and/or corporate investment or production tax credit for solar energy that is additive to the ITC. Further, these states, and many local jurisdictions, have established property tax incentives for renewable energy systems that include exemptions, exclusions, abatements, and credits. Many state governments, traditional utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a solar energy system or energy efficiency measures. Capital costs or “up-front” rebates provide funds to solar customers based on the cost, size or expected production of a customer’s solar energy system. Performance-based incentives provide cash payments to a system owner based on the energy generated by their solar energy system during a pre-determined period, and they are paid over that time period. Depending on the cost of the system and other site-specific variables, tax incentives can typically cover 30-40% of the cost of a commercial or residential solar system.
Many states also have adopted procurement requirements for renewable energy production that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the State from eligible renewable energy sources, such as solar energy systems, by a specified date.
Corporate History
Sunworks was originally incorporated in Delaware on January 30, 2002 as MachineTalker, Inc. In July 2010, Sunworks changed Sunworks’ company name to Solar3D, Inc. On January 31, 2014, Sunworks acquired 100% of the stock of Solar United Network, Inc., a California corporation. On March 2, 2015, Sunworks acquired MD Energy, Inc. On December 1, 2015, Sunworks acquired Plan B Enterprises, Inc. (“Plan B”) through a merger of Plan B into Sunworks’ wholly owned subsidiary, Elite Solar Acquisition Sub., Inc. On March 1, 2016 Sunworks changed its name to Sunworks, Inc. with simultaneous NASDAQ stock symbol change from SLTD to SUNW.
Sunworks’ principal executive offices are located at 1030 Winding Creek Road, Suite 100, Roseville, CA 95678 and Sunworks’ telephone number is (916) 409-6900. Sunworks’ web site address is www.sunworksusa.com.
Available Information
Sunworks files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to herein as the SEC. Sunworks’ SEC filings, including Sunworks’ Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available to the public free of charge over the internet at Sunworks’ website at http://www.sunworksusa.com or at the SEC’s web site at http://www.sec.gov. Sunworks’ SEC filings will be available on Sunworks’ website as soon as reasonably practical after Sunworks has electronically filed or furnished them to the SEC. You can view Sunworks’ Code of Conduct and Ethics and the charters for each of Sunworks’ committees of the Sunworks Board free of charge on the investor relations section of Sunworks’ website under corporate governance.
Recent Developments
Pursuant to an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley FBR, Inc. (the “Agent”) Sunworks may offer and sell from time to time up to an aggregate of $15,000,000 of shares of common stock, par value $0.001 per share (the “Placement Shares”), through the Agent. In 2019, Sunworks sold 2,920,968 Placement Shares under the ATM Agreement with gross proceeds of $7,023,000. Between January 1, 2020 and March 30, 2020, Sunworks has sold an additional 9,817,343 Placement Shares resulting in additional gross proceeds of $7,976,000. No further Placement Shares will be sold under the ATM Agreement.
On January 29, 2020, Sunworks entered into a Loan Amendment with CrowdOut Capital, Inc. and paid $1.5 million of the $3.0 million outstanding on the Senior Notes held by CrowdOut Capital, Inc.
On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (“COVID-19”) outbreak, which has led to a global health emergency. The extent of the public-health impact of the outbreak is currently unknown and rapidly evolving and the related health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for Sunworks’ products and services.
In addition, Sunworks relies on third-party suppliers and manufacturers in China. This outbreak has resulted in the extended shutdown of certain businesses in Asia, which may in turn result in disruptions or delays to Sunworks’ supply chain. These disruptions may include temporary closure of third-party supplier and manufacturer facilities, interruptions in product supply or restrictions on the export or shipment of Sunworks’ products. Any disruption of Sunworks’ suppliers and their contract manufacturers will likely adversely impact Sunworks’ revenues and operating results.
The future impact of the outbreak is highly uncertain and cannot be predicted. In response to the economic downturn, and the uncertain impact of COVID-19 on Sunworks’ business, Sunworks has implemented proactive steps to try and protect Sunworks’ business, including but not limited to: on March 23, 2020, terminating or temporarily laying off 59 employees, representing a 33% reduction from the beginning of the year headcount; reducing an additional 23 employees to part time; and temporarily eliminating salaries for members of the Sunworks Board and Chief Executive Officer and reducing other management individual’s salaries by at least 50%.
On March 13, 2020, Sunworks received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that Sunworks has failed to comply with the minimum bid price requirement of Nasdaq Listing Rule 5550(a) (2). Nasdaq Listing Rule 5550(a) (2) requires that companies listed on the Nasdaq Capital Market maintain a minimum closing bid price of at least $1.00 per share.
On August 5, 2020 Sunworks received a letter from the NASDAQ Listing Qualifications Staff notifying Sunworks that it has regained compliance with NASDAQ's minimum bid price requirements for continued listing on the Nasdaq Capital Market. The letter noted that as a result of the closing bid price of Sunworks’ Common Stock having been at $1.00 per share or greater for at least ten consecutive business days, from July 22, 2020 to August 4, 2020, Sunworks has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.
Effective August 21, 2020, Charles Cargile, Chairman of the the Sunworks Board, resigned from his position of Chief Executive Officer of Sunworks, and the Sunworks Board appointed Steven Chan as the interim Chief Executive Officer of Sunworks, effective August 10, 2020.
On September 22, 2020, Sunworks received a letter from Nasdaq indicating that Sunworks no longer complied with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Under Nasdaq Listing Rule 5810(c)(3)(A), Sunworks has a 180-calendar-day grace period to regain compliance by meeting the continued listing standard. To regain compliance, Sunworks’ closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this grace period. Sunworks is monitoring the bid price of its common stock and will consider options available to it to achieve compliance.
Off-Balance Sheet Arrangements
Sunworks does not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on Sunworks’ financial condition, revenues, results of operations, liquidity, or capital expenditures.

SUNWORKS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Sunworks’ financial condition and results of operations together with Sunworks’ financial statements and the related notes appearing elsewhere in this Joint Proxy Statement/Prospectus. In addition to historical information this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Sunworks’ actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors — Risks Relating to Sunworks” appearing elsewhere in this Joint Proxy Statement/Prospectus.
Amounts in this section in thousands, except share and per share data
Overview
Sunworks provides photovoltaic (PV) based power systems for the agricultural, commercial, industrial (ACI), public works, and residential markets in California, Nevada, Massachusetts, Oregon, New Jersey and Hawaii. Sunworks has direct sales and/or operations personnel in California, Nevada, Massachusetts, and Oregon. Through Sunworks’ operating subsidiaries, Sunworks designs, arranges financing, integrates, installs, and manages systems ranging in size from 2kW (kilowatt) for residential projects to multi MW (megawatt) systems for larger ACI and public works projects. ACI installations have included installations at office buildings, manufacturing plants, warehouses, service stations, churches, and agricultural facilities such as farms, wineries, and dairies. Public works installations have included school districts, local municipalities, federal facilities and higher education institutions. Sunworks provides a full range of installation services to Sunworks’ solar energy customers including design, system engineering, procurement, permitting, construction, grid connection, warranty, system monitoring and maintenance.
Sunworks currently operates in one segment based upon Sunworks’ organizational structure and the way in which Sunworks’ operations are managed and evaluated.
For the first six months of 2020, approximately 75% of Sunworks’ 2020 revenue was from installations for the ACI and public works markets and approximately 25% of Sunworks’ revenue was from installations for the residential market.
For the first six months of 2019 approximately 66% of Sunworks’ revenue was from installations for the ACI and public works markets and approximately 34% of Sunworks’ revenue was from installations for the residential market.
At Sunworks’ Annual Meeting of Stockholders on August 7, 2019, Sunworks’ stockholders approved a reverse stock split of Sunworks’ issued and outstanding Common Stock at a ratio not less than 1-for-3 and not greater than 1-for-10. On August 29, 2019, the Sunworks Board approved the reverse stock split at a ratio of 1-for-7 which went into effect at the open of trading on August 30, 2019. At the effective time of the reverse stock split, every seven shares of Sunworks’ issued and outstanding Common Stock were converted into one share of issued and outstanding common stock. All shares and related financial information in this Joint Proxy Statement/Prospectus are retroactively stated to reflect this 1-for-7 reverse stock split. At Sunworks’ Annual Meeting of Stockholders on August 26, 2020, Sunworks’ stockholders approved an amendment to Sunworks’ Certificate of Incorporation to reduce the amount of shares of authorized Common Stock to 50,000,000. The par value of $0.001 remains the same.
Impact of Covid-19
The continued global COVID-19 pandemic, including its spread in the United States, has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns. To assist readers in reviewing management’s discussion and analysis of financial condition and results of operations, Sunworks provides the following discussion about the effects COVID-19 has had on Sunworks, what management expects the future impact to be, how Sunworks is responding to evolving circumstances and how Sunworks is planning for further COVID-19 uncertainties.

The California stay at home orders, guidelines, and other restrictions continue to impact Sunworks’ operations. Sunworks continues to serve customers based on Sunworks’ qualification as an “Essential Business” as defined by county agencies’ “shelter-in-place” directives. As an Essential Business, Sunworks’ employees are allowed to leave their residences to continue working. Sunworks operates in the energy industry, which is identified as a critical infrastructure sector by the Federal Homeland Security Cybersecurity and Infrastructure Security Agency (CISA). Therefore, Sunworks is able to conduct business despite evolving orders from the California Department of Public Health. Although Sunworks is permitted to continue operations as an Essential Business, COVID-19 and the “shelter-in-place” directives materially disrupted the operations of the government by closing or restricting operations at city, county and state offices for design reviews, permitting projects, and inspections of projects. Utility companies have been unable to provide timely shutdowns, inspections and interconnection approvals. This disruption negatively impacts Sunworks’ ability to complete projects, generate revenue on projects in backlog and causes many customers to delay decisions on new projects. As a result, Sunworks has continued with certain cost and headcount reductions. Although Sunworks continues working with its reduced workforce, these cost savings are offset by an expected decline in revenue from the continued disruption impacting Sunworks’ customers.
Sunworks’ revenue and gross profit in the three months ended June 30, 2020 were negatively impacted by governmental responses to the COVID-19 pandemic, which prevented or prohibited installation activity for many of the larger public works, agriculture and commercial projects by restricting employees’ access to Sunworks’ work sites. In addition, “stay at home” orders and social distancing guidelines slowed Sunworks’ sales process, as customers avoided interacting with Sunworks’ sales and installation personnel and delayed buying decisions. In turn, Sunworks’ receipt of approvals or permits to build from local governmental authorities slowed or stopped, reducing the number of residential installations and residential revenue during the quarter. In order to comply with social distancing among themselves, customers, local authorities and Sunworks’ installation crews must also alter traditional construction methods and practices, adding complexity to each project.
Sunworks received the Sunworks PPP Loan of $2,487 under the Paycheck Protection Program which Sunworks is using to pay for payroll costs, interest on debt, rent, utilities, and group health care benefits, allowing Sunworks to focus on revenue generating activities and mitigating the impact COVID-19 has on Sunworks’ business.
Although there is uncertainty around the continued impact and severity of COVID-19 to Sunworks’ operations, these developments and measures have negatively affected Sunworks’ business. Sunworks will continue to manage the impact through appropriate cost cutting and operational measures. Of concern is how the COVID-19 outbreak continues to fluctuate and could continue to adversely impact Sunworks’ ability to source materials used in its operations or affect its ability to complete ongoing installations in a timely manner. Several of Sunworks’ personnel have been subject to company-imposed quarantine restrictions based upon possible contact with individuals who have tested positive. While Sunworks is requiring its personnel wear masks, is enforcing social distancing, and believes it is taking appropriate sanitization measures, Sunworks cannot predict whether any one of its key executives or what other personnel could become incapacitated by COVID-19.
As the COVID-19 pandemic and its effects evolve, Sunworks is monitoring its business to ensure that expenses are in line with expected cash generation. In March 2020, Sunworks formed an internal task force to evaluate the ongoing impact of COVID-19 on its business. This task force reviews and analyzes ongoing developments related to COVID-19 as they impact Sunworks’ business and operations. The extent to which Sunworks’ results are affected by the COVID-19 pandemic will largely depend on future developments which cannot be accurately predicted and are uncertain, but the COVID-19 pandemic has had and will continue to have an adverse effect on Sunworks’ business, operations, financial condition, results of operations, and cash flows.
Critical Accounting Policies
This discussion and analysis of Sunworks financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires Sunworks to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, Sunworks evaluates its estimates, including those related to impairment of property, plant and equipment, intangible assets, deferred tax assets, costs to complete projects, and fair value computation using the Black Scholes option pricing model. Sunworks bases its estimates on historical experience and on various other assumptions, such as the trading value of Sunworks’ Common Stock and estimated future undiscounted cash flows that Sunworks believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, Sunworks believes that its estimates, including those for the above-described items, are reasonable.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include estimates used to review Sunworks’ goodwill, impairments and estimations of long-lived assets, revenue recognition on construction contracts recognized over time, allowances for uncollectible accounts, operating lease right-of-use-assets and liabilities, warranty reserves, inventory valuation, valuations of non-cash capital stock issuances and the valuation allowance on deferred tax assets. Sunworks bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Revenue Recognition
Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit, EPC projects for residential and smaller ACI systems that require Sunworks to deliver functioning solar power systems are generally completed within two to twelve months from commencement of construction. Construction on larger Public Works and ACI projects may be completed within eighteen to thirty-six months, depending on the size and location. Sunworks recognizes revenue from EPC services over time as Sunworks’ performance creates or enhances an energy generation asset controlled by the customer.
The cost of materials or equipment will generally be excluded from Sunworks’ recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress. All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, Sunworks will recognize the loss in the period it is determined.
Revisions in cost and profit estimates, during the course of the contract, are reflected in the accounting period in which the facts, which require the revision, become known. Sunworks uses an input method based on costs incurred as Sunworks believes that this method most accurately reflects its progress toward satisfaction of the performance obligation. Under this method, revenue arising from fixed-price construction contracts is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
Contract assets represent revenues recognized in excess of amounts invoiced to customers on contracts in progress. Contract liabilities represent amounts invoiced to customers in excess of revenues recognized on contracts in progress.
Leases
Sunworks determines if an arrangement is a lease at inception. Operating lease right-of-use assets (“ROU assets”) and short-term and long-term lease liabilities are included on the face of the condensed consolidated balance sheet. If Sunworks had Finance lease ROU assets, such assets would be presented within other assets, and finance lease liabilities would be presented appropriately.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent Sunworks’ obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of Sunworks’ leases do not provide an implicit rate, Sunworks uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also excludes lease incentives. Sunworks’ lease terms may include options to extend or terminate the lease when it is reasonably certain that Sunworks will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Sunworks has lease agreements with lease and non-lease components, which are accounted for as a single lease component. For lease agreements with terms less than 12 months, Sunworks has elected the short-term lease measurement and recognition exemption, which recognizes such lease payments on a straight-line basis over the lease term.
Indefinite Lived Intangibles and Goodwill Assets
Sunworks accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.
Sunworks retains a valuation consulting firm to test for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of an asset exceeds its fair value and may not be recoverable. In accordance with Sunworks’ policies, Sunworks performed a quantitative assessment of indefinite lived intangibles and goodwill at December 31, 2019, no impairment was found. As a result of the events and circumstances resulting from the COVID-19 pandemic, Sunworks’ outlook for revenue, profitability and cash flow has deteriorated. Therefore, Sunworks performed another quantitative assessment of indefinite lived intangibles and goodwill at March 31, 2020. It was determined that the carrying value of goodwill exceeded its fair value at March 31, 2020 and, as a result, recorded an impairment of $4,000. No quantitative assessment was deemed necessary to perform at June 30, 2020.
Business Combinations
Sunworks allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer lists, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, Sunworks may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.
Stock-Based Compensation
Sunworks periodically issues stock options to employees and directors. Sunworks accounts for stock option grants issued and vesting to employees based on the authoritative guidance provided by the Financial Accounting Standards Board whereas the value of the award is measured on the date of grant and recognized over the vesting period.
Sunworks accounts for stock grants issued to non-employees in accordance with the authoritative guidance of the Financial Accounting Standards Board whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. Non-employee stock-based compensation charges generally are amortized over the vesting period on a straight-line basis. In certain circumstances where there are no future performance requirements by the non-employee, option grants are immediately vested and the total stock-based compensation charge is recorded in the period of the measurement date.
Accounts Receivable
Accounts receivables are recorded on contracts for amounts currently due based upon progress billings, as well as retention, which are collectible upon completion of the contracts. Retention receivable is the amount withheld by a customer until a contract is completed. Retention receivables of $879, $1,027 and $1,234 were included in the balance of trade accounts receivable as of June 30, 2020, December 31, 2019, and 2018, respectively.
Sunworks performs ongoing credit evaluation of its customers. Management monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, age of receivables and other information, and records bad debts using the allowance method. Accounts receivable are presented net of an allowance for doubtful accounts of $63 at June 30, 2020, $350 at December 31, 2019, and $325 at December 31, 2018. During the three months ended June 30, 2020, $287 of uncollectible accounts receivable was written off against the allowance for doubtful accounts. Additionally, during the three months ended June 30, 2020, $158 was recorded as bad debt expense compared to $15 in the prior year period. During the six months ended June 30, 2020 and 2019, $280 and $39 was recorded as bad debt expense, respectively. During the year ended December 31, 2019, $111 was recorded as bad debt expense compared to $91 in 2018.
Inventory
Inventory is valued at lower of cost or net realizable value determined by the first-in, first-out method. Inventory primarily consists of panels, inverters, and mounting racks and other materials. Sunworks reviews the cost of inventories against their estimated net realizable value and records write-downs if any inventories have costs in excess of their net realizable values.
Inventory is valued at $1,668, $2,970, $3,233 as of June 30, 2020 and December 31, 2019 and December 31, 2018, respectively.
Warranty Liability
Sunworks establishes warranty liability reserves to provide for estimated future expenses as a result of installation and product defects, product recalls and litigation incidental to Sunworks’ business. Liability estimates are determined based on management’s judgment, considering such factors as historical experience, the likely current cost of corrective action, manufacturers’ and subcontractors’ participation in sharing the cost of corrective action, and consultations with third party experts such as engineers. Solar panel manufacturers currently provide substantial warranties between ten to twenty-five years with full reimbursement to replace and install replacement panels while inverter manufacturers currently provide warranties covering ten to fifteen-year replacement and installation. Warranty liability as of June 30, 2020 was $491. Warranty liabilities as of December 31, 2019 and 2018 were $441 and $321, respectively.
Income Taxes
Sunworks uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.
Results of Operations for the Three Months Ended June 30, 2020 and June 30, 2019
REVENUE AND COST OF GOODS SOLD
For the three months ended June 30, 2020, revenue decreased 48.2% to $9,670 compared to $18,655 for the three months ended June 30, 2019. Approximately 81% of revenue in the second quarter of 2020 was from installations for the ACI and public works markets compared to 71% of revenue in the same period the prior year.

Cost of goods sold for the three months ended June 30, 2020, was $8,013, or 46.7% below the $15,026 reported for the three months ended June 30, 2019.
Gross profit was $1,657 for the quarter ended June 30, 2020, compared to $3,629 of gross profit for the same quarter of the prior year. The gross margin was 17.1% in the second quarter of 2020 compared to 19.5% in the same quarter of 2019.
Revenue and gross profit in the three months ended June 30, 2020 were negatively impacted by governmental responses to the COVID-19 pandemic, which prevented or prohibited installation activity for many of the larger public works, agriculture and commercial projects by restricting our employees’ access to our work sites. In addition, “stay at home” orders and social distancing guidelines slowed our sales and installation process, as our customers avoided interacting with our sales and installation personnel and delayed buying decisions and reduced installation revenue. In turn, our receipt of approvals or permits to build from local governmental authorities slowed or stopped, reducing the number of residential installations and residential revenue during the quarter. In order to comply with social distancing among themselves, customers, local authorities and our installation crews must also alter traditional construction methods and practices, adding complexity to each project.
SELLING AND MARKETING EXPENSES
For the three months ended June 30, 2020, Sunworks’ selling and marketing (“S&M”) expenses were $518 compared to $604 for the three months ended June 30, 2019. The decrease period over period resulted from a reduction in cost of personnel in the sales and sales support functions, partially offset by higher commission and facility costs.
GENERAL AND ADMINISTRATIVE EXPENSES
Total general and administrative (“G&A”) expenses were $2,365 for the three months ended June 30, 2020, compared to $2,692 for the three months ended June 30, 2019. G&A expenses dropped $327 from the second quarter of the prior year. The reduction in G&A expenses versus the prior year quarter was a result of reduced headcount and lower discretionary spending.
Operating expenses, including stock-based compensation, for 2020 are expected to be lower than 2019 as we continue to streamline our personnel, operations and evaluate our administrative organization and cost structure. Minimizing our overhead costs, without compromising the ability to operate effectively has been, and continues to be, our emphasis.
STOCK-BASED COMPENSATION EXPENSES
During the three months ended June 30, 2020 we incurred $23 in total non-cash stock-based compensation expense compared to $110 for the same period in the prior year. Stock-based compensation expense decreased due to the expiration of a restricted stock grant agreement with the CEO that ended during the first quarter of 2020.
DEPRECIATION AND AMORTIZATION
Depreciation and Amortization expenses for the three months ended June 30, 2020 were $83 compared to $91 for the same period in the prior year. Depreciation and Amortization expenses decreased primarily as a result of certain assets becoming fully depreciated.
OTHER EXPENSE
Other expense was $127 for the three months ended June 30, 2020, compared to $209 for the same three months in 2019. Interest expense for the quarter ended June 30, 2020, was $137 primarily related to the interest paid on the $2.25 million Promissory Note from CrowdOut plus the amortization of the $435 exit fee and the origination fees both of which are shown as interest expense. Interest expense for the quarter ended June 30, 2019 was $232 and was the result of higher CrowdOut interest for a $3.75 million principal balance plus interest owed for the loans payable for equipment financing.

NET LOSS
The net loss for the three months ended June 30, 2020 was $1,459 compared to a net loss of $77 for the three months ended June 30, 2019.
Results of Operations for the Six Months Ended June 30, 2020 and 2019
REVENUE AND COST OF GOODS SOLD
For the six months ended June 30, 2020, revenue decreased 21.1% to $22,031 compared to $27,923 for the six months ended June 30, 2019. Approximately 75% of revenue in the first six months of 2020 was from installations for the ACI and public works markets compared to 66% of revenues in the same period the prior year.
Cost of goods sold for the six months ended June 30, 2020, was $19,418, or 22.1% less than the $24,939 reported for the six months ended June 30, 2019, consistent with the decrease in installation activity for the period.
Gross profit was $2,613 for the six months ended June 30, 2020. This compares to $2,984 of gross profit for the same period of the prior year. The gross margin improved to 11.9% in the first six months of 2020 compared to 10.7% in the same six-month period of 2019, despite a 21.1% decrease in revenue.
Revenue and gross profit in the six months ended June 30, 2020 were negatively impacted by normal seasonality and governmental responses to the pandemic, which prevented or prohibited installation activity for many of the larger public works, agriculture and commercial projects by not allowing Sunworks’ employees access to work sites. In addition, “stay at home” orders and social distancing guidelines slowed Sunworks’ sales and installation process, as Sunworks’ customers avoided interacting with Sunworks’ sales and installation personnel, delayed buying decisions reducing installation revenue. In turn, Sunworks’ receipt of approvals or permits to build from local governmental authorities slowed or stopped, reducing the number of residential installations and residential revenue during the quarter. In order to comply with social distancing among themselves, customers, local authorities and Sunworks’ installation crews must also alter traditional construction methods and practices, adding complexity to each project.
SELLING AND MARKETING EXPENSES
For the six months ended June 30, 2020, Sunworks’ S&M expenses were $1,175 compared to $1,386 for the six months ended June 30, 2019. As a percentage of revenue, S&M expenses were 5.3% of the first six months revenue in 2019 compared to 5.0% of the same period of 2019. The S&M expenses were $211 less than the same period in the prior year. Most of the decrease resulted from a reduction in personnel within the sales and sales support functions, vehicle costs and marketing spend in the second quarter of 2020, partially offset by higher commission and facility rent expenses. Sunworks anticipates an increase in personnel costs within sales and sales support functions as Sunworks works to add additional in-house sales capability for residential sales with the goal of minimizing customer acquisition costs, improving customer communication and increasing customer referrals.
GENERAL AND ADMINISTRATIVE EXPENSES
Total G&A expenses of $4,974 for the six months ended June 30, 2020 declined compared to $5,376 for the six months ended June 30, 2019. The G&A expenses declined from the prior year six-month period as a result of reduced headcount and discretionary spending. Headcount reductions between periods resulted in savings in salaries and employee benefits that were partially offset by increases in bad debt expense, vehicle insurance, and professional services.
Operating expenses, including stock-based compensation, for 2020 are expected to continue to decrease as Sunworks has made cuts in Sunworks’ headcount and other operating expenses due to COVID-19. The total impact on Sunworks’ financial statements related to COVID-19 is unknown as the pandemic continues to evolve.
GOODWILL IMPAIRMENT
Goodwill impairment recorded for the six months ended June 30, 2020 and 2019 was $4,000 and $0, respectively. Sunworks retained an independent valuation consultant to perform a quantitative assessment of indefinite lived intangibles and goodwill at December 31, 2019 and March 31, 2020. In accordance with

Sunworks’ policies, Sunworks performed a quantitative assessment of indefinite lived intangibles and goodwill at December 31, 2019, and no impairment was found. As a result of the events and circumstances resulting from the COVID-19 pandemic, Sunworks’ outlook for revenue, profitability and cash flow deteriorated. Therefore, Sunworks performed another quantitative assessment of indefinite lived intangibles and goodwill at March 31, 2020. It was determined that the carrying value of goodwill exceeded its fair value at March 31, 2020 and, as a result, Sunworks recorded an impairment of $4,000 during the first six months of 2020.
STOCK-BASED COMPENSATION EXPENSES
During the six months ended June 30, 2020 Sunworks incurred $121 in total non-cash stock-based compensation expense compared to $234 for the same period in the prior year.
Stock-based compensation, excluding restricted stock grant agreements, related to employee and director options totaled $58 and $110 for the six months ended June 30, 2020 and 2019, respectively.
DEPRECIATION AND AMORTIZATION
Depreciation and Amortization expenses for the six months ended June 30, 2020 were $164 compared to $182 for the same period in the prior year. Depreciation and Amortization expenses decreased primarily as a result of certain assets becoming fully depreciated.
OTHER EXPENSE
Other expense was $386 for the six months ended June 30, 2020, compared to $418 for the same six months in 2019. Interest expense for the first six months of 2020, was $396 primarily related to the interest paid on the remaining $2.25 million outstanding pursuant to the Promissory Note from CrowdOut plus the amortization of the $435 exit fee and the origination fees both of which are shown as interest expense.
NET LOSS
The net loss for the six months ended June 30, 2020 was $8,207, including the $4,000 goodwill impairment expense, compared to a net loss of $4,612 for the six months ended June 30, 2019.
Results of Operations for the Years Ended December 31, 2019 and 2018
REVENUE AND COST OF REVENUES
For the year ended December 31, 2019, revenue declined 15.7% to $59,830 compared to $70,965 for the year ended December 31, 2018. The largest driver of the decrease year over year is a drop in Public Works revenues of $5,858. The decline in revenue in 2019 was primarily driven by fewer new project wins converting to revenue in the current year as well as delays in recognizing installation revenue at Sunworks’ Fresno Unified School District project due to conflicts with the school schedules. ACI revenue declined $4,253 primarily driven by delays in permitting and in achieving utility and other agency approvals. Residential revenues declined $1,024 due to lower sales from Sunworks’ leading third-party sales generator primarily due to competitive forces in Northern California. Although Sunworks continues to add new third-party sales generators, their impact on revenue in 2019 was not significant enough to overcome the decline in Sunworks’ primary sales channel. Sunworks also experienced very low revenues for ACI, Public Works and Residential in the first quarter of 2019 due to extremely rainy weather in California. Cost of goods sold for year ended December 31, 2019 was $53,167 or 88.9% of revenues, compared to $58,701 or 82.7% of revenues for the year ended December 31, 2018. The increase in cost of goods sold as a percentage of revenues resulted from a combination of redundant overhead in the first quarter of 2019 when Sunworks’ field teams were unable to work due to weather delays; significant amounts of rework in engineering design and permit application processes; and inefficiencies in construction activities on a number of jobs, primarily in the fourth quarter of 2019.
Approximately 69% of Sunworks’ 2019 revenue was from installations for the ACI and public works markets and approximately 31% was from residential system installations. Larger ACI projects take longer to sell, design, engineer, permit and construct than residential projects. Some current projects may take more than a year to complete from the time that the sales agreement is signed, and revenue is fully recognized with the installation and receipt of final inspection documents.

Gross profit for the year ended December 31, 2019 was $6,663 or 11.1% of revenues compared to $12,264 or 17.3% of revenues for the year ended December 31, 2018.
Gross margin in 2019 was lower than the prior year due to the reduction in revenue for all three business groups, ACI, Public Works and Residential creating under absorption of fixed costs coupled with the increase in cost of goods sold as described above.
SELLING AND MARKETING EXPENSES
S&M expenses for the year ended December 31, 2019 were $2,992 compared to $3,824 for the year ended December 31, 2018. The 21.8% decline in S&M expenses was primarily due to decreases in employee headcount and related costs, commissions, and media advertising expenses compared to the prior year. As a percentage of revenues S&M expenses decreased to 5.0% of revenues in 2019 compared to 5.4% in 2018. The decrease was primarily due to a reduction in headcount and lower commissions owed due to lower new sales.
GENERAL AND ADMINISTRATIVE EXPENSES
G&A expenses for the year ended December 31, 2019 were $11,213 compared to $10,001 for the year ended December 31, 2018. As a percentage of revenue, G&A expenses increased to 18.7% of revenues during the 2019 compared to 14.1% in 2018. In total dollars, G&A expense increased primarily due to increased legal costs of approximately $312, a bonus expense of $0 in 2019 compared to a reversal of a bonus accrual of $497 in 2018, an increase in employment costs of $257 and an increase in state taxes and bond premiums of $109.
Operating expenses are expected to be slightly lower going forward as Sunworks benefits from cost reduction efforts implemented in the fourth quarter of 2019 and the first quarter of 2020.
GOODWILL IMPAIRMENT
Goodwill impairment recorded for the years ended December 31, 2019 and 2018 was $0 and $1,900, respectively. Sunworks retained a valuation consultant who performed a quantitative assessment of indefinite lived intangibles and goodwill at December 31, 2019 and 2018. At December 31, 2019, Sunworks determined that the carrying amount of goodwill did not exceed its fair value and, as a result, no impairment was recorded. At December 31, 2018 Sunworks determined that the carrying amount of goodwill exceeded its fair value and as a result, recorded an impairment of $1,900.
STOCK BASED COMPENSATION EXPENSES
During the year ended December 31, 2019, Sunworks incurred approximately $434 in non-cash stock compensation costs associated with Restricted Stock Grant Agreements and stock options compared to $1,313 during the year ended December 31, 2018.
For the years ended December 31, 2019 and 2018, stock-based compensation of $250 and $250, respectively, is for the March 2017 grant of 71,429 restricted shares to Sunworks’ CEO at the per share value at the date of grant of $10.50. This grant is being expensed on a straight-line basis over 36 months, expiring in March 2020.
Stock-based compensation, excluding restricted stock grant agreements, related to employee and director options totaled $184 and $381 for the years ended December 31, 2019 and 2018, respectively.
DEPRECIATION AND AMORTIZATION
Depreciation and Amortization expenses for the year ended December 31, 2019 were $353 compared to $384 for the year ended December 31, 2018. Depreciation and Amortization expenses decreased primarily due certain equipment becoming fully depreciated.
OTHER INCOME/ (EXPENSES)
Other income/ (expenses) increased for the year ended December 31, 2019 to ($857) compared to ($582) for the year ended December 31, 2018. Interest expense for the year ended December 31, 2019 increased to $863 from $544 for year ended December 31, 2018. Approximately $780 and $473 of the interest expense for the years ended December 2019 and 2018, respectively, was from the Loan Agreement entered into in April 2018.

NET LOSS
Sunworks had a consolidated net loss of $9,186 for the year ended December 31, 2019 compared to a net loss of $5,740 for the year ended December 31, 2018.
Liquidity and Capital Resources
Sunworks had $7,838 in unrestricted cash at June 30, 2020, as compared to $3,154 at December 31, 2019. Sunworks believes that the aggregate of Sunworks’ existing cash and cash equivalents, in addition to funds generated in operations will be adequate for Sunworks to maintain sufficient liquidity and cash position for the next twelve months or more.
On April 28, 2020, Sunworks received a loan under the Paycheck Protection Program of $2,847, as modified by the Paycheck Protection Program Flexibility Act. Sunworks is using proceeds from this loan to cover documented expenses related to payroll, rent and utilities, during the 24-week period after Sunworks received the loan. The loan allows for forgiveness of all or a portion of the loan based upon terms and conditions within the loan. The forgiveness amount does not permit for more than 40% of the funds to be used for non-payroll items, and is subject to reduction if employees are terminated or wages are reduced, with some exceptions. The remaining unforgiven amount of the loan bears interest at 1% per annum and matures on April 28, 2022. Initial principal payments are deferred for up to 10 months; however, interest still accrues during this time. There are no collateral requirements or prepayment penalties associated with the loan.
Continuing effects of the COVID-19 pandemic could have an adverse effect on Sunworks’ liquidity and cash, which may require Sunworks to raise additional capital. Currently, Sunworks cannot be certain of the type of additional future financing, terms and conditions or actual timing of any debt or equity financing, and there are no assurances that any debt or equity financing will be available. To the extent that Sunworks raises additional funds by issuing equity securities, Sunworks’ stockholders may experience dilution. Debt financing may involve agreements that include high interest costs and restrictive covenants. Additionally, the COVID-19 pandemic may adversely affect Sunworks’ ability to access future debt or equity financings. If Sunworks is unable to raise additional capital when required or on acceptable terms, Sunworks may have to adjust Sunworks’ cost structure and/or delay execution of projects in backlog.
At June 30, 2020, Sunworks’ working capital was a surplus of $4,682 compared to a working capital surplus of $1,460 at December 31, 2019.
The Loan Agreement for the Senior Note contains a subjective event of default clause based on CrowdOut determining, in the exercise of its reasonable discretion, that an event has occurred that would reasonably be expected to have a “material adverse effect.” If any event of default occurs and is continuing, or if CrowdOut reasonably determines that a “material adverse effect” in Sunworks’ business has occurred, CrowdOut may declare that an event of default has occurred and the outstanding indebtedness to be immediately due. See Note 8, “Promissory Notes Payable” for more information regarding the Senior Note. Principal and accrued interest outstanding under the Loan Agreement was $2,250 as of June 30, 2020. All principal and accrued interest, plus a $435 exit fee, are due under the Loan Agreement on January 31, 2021.
During the six months ended June 30, 2020, Sunworks used $4,101 of cash in operating activities compared to $959 used in operating activities for same period in 2019. The cash used in operating activities was due to the result of the current year net loss. The cash impact of the net loss was offset by collection of cash from accounts receivables and reductions in inventory and contract assets. Sunworks also used cash to reduce accounts payable and contract liabilities.
Net cash (used in) provided by investing activities for the six months ended June 30, 2020 and 2019 was insignificant.
Net cash provided by financing activities during the six months ended June 30, 2020 was $8,773. The cash was primarily used to pay $1,500 of principal on the Senior Note, offset the cash used in operating activities and to pay off the acquisition convertible promissory note and existing vehicle and equipment debt, totaling $310. Sunworks generated $7,736 of cash, net of fees, through the sale of Sunworks’ Common Stock pursuant to an At Market Issuance Sales Agreement Sunworks entered into with B. Riley FBR, Inc. (the “ATM Agreement”). Sunworks sold the maximum amount allowed under the prospectus supplement Sunworks filed with the SEC related to the ATM Agreement. Sunworks’ shelf registration statement on Form S-3 was filed in reliance on Instruction I.B.6. of Form S-3, which imposes a limitation on the maximum amount of securities that Sunworks may sell pursuant to the registration statement during any twelve-month period. At the time Sunworks sells securities pursuant to the registration statement, the amount of securities to be sold plus the amount of any securities Sunworks has sold during the prior twelve months in reliance on Instruction I.B.6. may not exceed one-third of the aggregate market value of Sunworks’ outstanding Common Stockheld by non-affiliates as of a day during the 60 days immediately preceding such sale as computed in accordance with Instruction I.B.6. At June 30, 2020, Sunworks did not have any additional availability under Sunworks’ existing S-3 under the 1/3 limitation calculations set forth in Instruction I.B.6 of Form S-3. Furthermore, Instruction I.B.6. of Form S-3 requires that the issuer have at least one class of common equity securities listed and registered on a national securities exchange. If Sunworks is not able to maintain compliance with applicable Nasdaq rules, Sunworks will no longer be able to rely upon that Instruction, which may negatively impact Sunworks’ ability to raise funds through an equity financing.
On March 13, 2020, Sunworks received a letter from The Nasdaq Stock Market LLC (Nasdaq) indicating that Sunworks has failed to comply with the minimum bid price requirement of Nasdaq Listing Rule 5550(a) (2). Nasdaq Listing Rule 5550(a) (2) requires that companies listed on the Nasdaq Capital Market maintain a minimum closing bid price of at least $1.00 per share. On August 5, 2020 Sunworks received a letter from the NASDAQ Listing Qualifications Staff notifying Sunworks that Sunworks had regained compliance with NASDAQ's minimum bid price requirements for continued listing on the Nasdaq Capital Market. The letter noted that as a result of the closing bid price of the Sunworks Common Stock having been at $1.00 per share or greater for at least ten consecutive business days, from July 22, 2020 to August 4, 2020, Sunworks has regained compliance with Nasdaq Listing Rule 5550(a)(2).
On September 22, 2020, Sunworks received a letter from Nasdaq indicating that Sunworks no longer complied with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Under Nasdaq Listing Rule 5810(c)(3)(A), Sunworks has a 180-calendar-day grace period to regain compliance by meeting the continued listing standard. To regain compliance, Sunworks’ closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this grace period. Sunworks is monitoring the bid price of its Common Stock and will consider options available to it to achieve compliance.

THE MERGER
The following is a discussion of material aspects of the Merger. The description of the Merger Agreement in this section and elsewhere in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A, and is incorporated by reference into this Joint Proxy Statement/Prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Peck or Sunworks. Such information can be found elsewhere in this Joint Proxy Statement/Prospectus and in the public filings Peck and Sunworks make with the SEC that are incorporated by reference into this Joint Proxy Statement/Prospectus, as described in the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.
Effect of the Merger
The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the completion of the Merger, Merger Sub will be merged with and into Sunworks. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Sunworks will continue as the surviving corporation and a wholly-owned subsidiary of Peck.
At the completion of the Merger, the Certificate of Incorporation of Sunworks will be amended and restated in the form set forth in Exhibit A of the Merger Agreement and the Bylaws of Merger Sub immediately prior to the Effective Time will be the Bylaws of Sunworks, except that references to Peck Mercury, Inc.’s name shall be replaced with references to Sunworks’ name.
Merger Consideration
At the completion of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Sunworks Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Sunworks Common Stock owned by Peck, Peck Mercury, Inc., any other wholly owned subsidiary of Peck or Sunworks immediately prior to the Effective Time, including shares of Sunworks Common Stock held in treasury by Sunworks, and in each case not held on behalf of third parties, which are collectively referred to as the excluded shares) will be converted automatically into the right to receive the Merger Consideration, which is:
•	0.185171 fully paid and nonassessable shares of Peck Common Stock (subject to possible adjustment, as set forth in the Merger Agreement); plus
•	if applicable, cash in lieu of fractional shares of Peck Common Stock;
•	less any applicable withholding taxes.
The 0.185171 shares of Peck Common Stock (subject to possible adjustment, as set forth in the Merger Agreement) into which each share of Sunworks Common Stock issued and outstanding immediately prior to the effective time, except for the excluded shares, will be converted is referred to as the Exchange Ratio.
If Peck issues any shares pursuant to the Exchange Agreement (the “Earnout Shares”), Sunworks’ stockholders will receive a number of shares of Peck Common Stock equal to 35% of (i) 5,718,529, plus (ii) the total number of Earnout Shares, plus (iii) the shares of Peck Common Stock issued to Sunworks’ stockholders pursuant to thie Merger Agreement, prior to the payment of cash for any fractional shares. Notwithstanding the foregoing, if the number of Earnout Shares is not determined prior to the date of the completion of the Merger, the Earnout Shares will be deemed to equal 1,167,503.
Other than as described above, the Exchange Ratio will not change between now and the date of the completion of the Merger, regardless of whether the market price of either Sunworks Common Stock or Peck Common Stock changes. Therefore, the value of the Merger Consideration will depend on the market price of Peck Common Stock at the completion of the Merger.
The market price of Peck Common Stock has fluctuated since the date of the announcement of the Merger and will continue to fluctuate from the date of this Joint Proxy Statement/Prospectus to the date of the Special Meetings, the date the Merger is completed and thereafter. The market value of the Peck Common Stock to be issued in exchange for Sunworks Common Stock upon the completion of the Merger will not be known at the time of the Sunworks Special Meeting or the Peck Special Meeting. Therefore, current and historical market prices of Peck Common Stock are not reflective of the value that Sunworks stockholders will receive in the Merger, and the current stock price quotations for Sunworks Common Stock and Peck Common Stock may not provide meaningful information to Peck stockholders in determining whether to approve the Peck Share Issuance Proposal or to Sunworks stockholders in determining whether to approve the Sunworks Merger Proposal. Peck Common Stock is traded on Nasdaq under the symbol “PECK”, and Sunworks’ Common Stock is traded on Nasdaq under the symbol “SUNW.” Peck stockholders and Sunworks stockholders are encouraged to review carefully the other information contained in this Joint Proxy Statement/Prospectus or incorporated by reference in this Joint Proxy Statement/Prospectus. See the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.
No fractional shares of Peck Common Stock will be issued upon the conversion or surrender for exchange of certificates or book-entry shares, and such fractional share interests will not entitle the owner thereof to any Peck Common Stock or to vote or to any other rights of a holder of Peck Common Stock. Each holder of shares of Sunworks Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Peck Common Stock(after aggregating all certificates and book-entry shares delivered by such holder) will receive, in lieu thereof, cash (rounded to the nearest cent), without interest, in an amount equal to such fractional amount a holder is entitled to receive multiplied by the last reported sale price of Peck Common Stock on Nasdaq on the last complete trading day prior to the completion of the Merger. The payment of cash in lieu of fractional share interests pursuant to the terms and conditions set forth in the Merger Agreement is not separately bargained-for consideration.
In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Peck Common Stock or Sunworks Common Stock in connection with the Merger. Peck stockholders will continue to own their existing shares of Peck Common Stock, which will not be adjusted or otherwise changed by the Merger.
Background of the Merger
Each of Peck’s and Sunworks’ management and respective board of directors, together with their legal and financial advisors, periodically review and assess various strategies, opportunities and alternatives that may enhance stockholder value. Such reviews and assessments have included, among other things, remaining as a stand-alone entity in light of the then-current business, economic and regulatory environments and entering into acquisitions, dispositions and strategic partnerships with other companies to further the respective company’s strategic objectives.
As part of Sunworks’ regular review and assessment of strategic opportunities, on occasion between April 2017 through 2020, Sunworks’ management and Board of Directors (the “Sunworks Board”) had discussions about potential strategic opportunities and held several preliminary discussions with third parties related to potential strategic transactions. These third parties included Peck as detailed below.
In August of 2017, Sunworks’ Chief Executive Officer (the “Sunworks CEO”) was introduced to the management of a private company in the solar industry (“Party A”). Sunworks and Party A signed a confidentiality agreement in August of 2017 related to discussions regarding a potential business relationship. This confidentiality agreement did not restrict the parties from making unsolicited proposals to enter into any other business transactions or contain any other standstill restrictions.
In September of 2017, the Sunworks CEO, the Chairman of the Board of Sunworks and another member of the Sunworks Board had a meeting with representatives of Party A. Between September 2017 through October 2019, Sunworks and Party A continued to have periodic meetings. These meetings included high-level discussions regarding a potential transaction, and included topics such as the valuation for the two companies, potential alternative valuation methodologies, potential alternative transaction structures, including a mix of cash and equity consideration and the ability of Sunworks to finance the transaction. At regular meetings of the Sunworks Board, the Sunworks CEO provided the full Sunworks Board with updates regarding transaction discussions.

In September of 2017, the Sunworks CEO was introduced to the CEO of Peck Electric (the “Peck CEO) by a consultant to Peck Electric, Michael d’Amato of Veroma LLC. At the time, Peck Electric was a private company. On September 16, 2017 Peck Electric and Sunworks signed an NDA. On September 25, 2017, the Sunworks CEO and and the Peck CEO met telephonically to discuss a potential strategic transaction. The Sunworks CEO informed the Sunworks Chairman of the Board regarding the scheduled meeting and then updated him after the meeting. An in-person meeting of the same individuals occurred on October 18, 2017 in New York City and included Rob Fink of Hayden IR. Sunworks management and Peck Electric Co.’s management recognized the potential strategic benefits of a combination between Sunworks and Peck, including the geographic presence of Peck on the East Coast and Sunworks on the West Coast, but the discussions were high-level with no specific terms discussed. These initial conversations ceased as Sunworks and Peck pursued other strategic opportunities.
By the end of the first quarter of 2018, Sunworks’ unrestricted cash had been reduced to $1.6 million from $6.4 million at the end of 2017. As a result, on April 27, 2018, Sunworks entered into a Loan Agreement with CrowdOut Capital, LLC (“CrowdOut”), under which Sunworks borrowed a total of $3,750,000. Of the borrowed amount, $3,000,000 was a senior secured loan from CrowdOut and $750,000 of the loan was subordinated and funded by the Sunworks CEO in the amount of $500,000 and by Sunworks’ President of Commercial Operations, Kirk Short, in the amount of $250,000. The interest rate on the notes was LIBOR plus 950 basis points. The purpose of the loan was to provide additional necessary working capital to fund operations. The loan had a maturity date of June 30, 2020. The Loan Agreement also provided that the maturity date would be accelerated upon consummation of a change-in-control transaction.
On July 19, 2018, the Sunworks Board discussed the potential opportunity with Party A, including the financial performance of Party A and the stragetic value of Party A’s industry focus and geographic footprint. An analysis was presented to the Sunworks Board of the proforma combined financial statements of Sunworks and Party A and the potential impact the combined financials could have on the equity value of Sunworks. Party A had expressed an interest only in a transaction that was comprised mostly of cash paid to Party A stockholders, with the balance of the purchase price paid in equity.
In September of 2018, a member of management of Peck Electric reached out to the Sunworks CEO to discuss a potential roll-up strategy involving Peck Electric and Sunworks. The Sunworks CEO participated in a call with the management of Peck Electric and Mr. d’Amato regarding the potential roll-up strategy. At the time, Peck Electric was still a private company. The Sunworks CEO informed the Sunworks Chair of the Board regarding the discussion.
On September 20, 2018, Sunworks received a de-listing notice from the Nasdaq Stock Market for failure to maintain the $1.00 per share minimum bid price requirement. The compliance period was later extended by Nasdaq such that Sunworks had until September 16, 2019 to regain compliance.
On November 15, 2018, the Sunworks CEO, the Chairman of the Sunworks Board and another Sunworks board member met with representatives of CrowdOut to guage their interest in possibly funding a portion of financing necessary to complete a transaction with Party A. Based on input from that meeting, Sunworks continued to have an interest in a transaction with Party A, but a transaction was considered unlikely due to the difficulty in raising capital to support the transaction.
On December 3, 2018, the Sunworks Board met again to discuss a possible transaction with Party A, including a discussion of Party A’s valuation expectations and Party A’s relative value to Sunworks. Following discussion of the advantages and disadvantages of a transaction with Party A, the Sunworks Board directed the Sunworks CEO to continue discussions with Party A, and to commence due diligence and discussions with possible financial partners.
The Sunworks CEO remained in contact with Party A, but no substantive discussions occurred during the first quarter of 2019. By March, it was clear that the initial interest expressed by representatives of CrowdOut had waned and the two investment banks with whom the Sunworks CEO was discussing the transaction with Party A had indicated that raising the necessary capital to consummate the transaction would be difficult.

On June 3, 2019, Sunworks entered into an amendment to its loan agreement with CrowdOut to extend the maturity date of the loan from June 30, 2020, to January 31, 2021. As consideration for the extension, Sunworks was required to issue to CrowdOut 400,000 shares of its Common Stock. Sunworks considered such an extension necessary in order to provide more time to find an appropriate strategic transaction partner, to sell the business, or to refinance the debt.
On June 6, 2019, Sunworks filed a Prospectus Supplement under a previously filed Registration Statement with the SEC, pursuant to which it proposed to sell up to $15 million of Common Stock under an at-the-market offering with B. Riley as its placement agent (the “ATM Offering”).
On June 20, 2019, Peck Electric successfully merged with a Nasdaq listed special purpose acquisition company and Peck Electric became a wholly-owned subsidiary of Peck which began trading on Nasdaq under the trading symbol PECK.
On June 27, 2019, Mr. d’Amato, then Peck’s Corporate Secretary and Head of Business Development contacted the Sunworks CEO by text message and then by e-mail on June 28, 2019 to inform the Sunworks CEO that Peck was now listed on Nasdaq and that it was open to strategic opportunities.
In August of 2019, the management of Peck emailed the Sunworks CEO expressing interest in exploring a merger between Peck and Sunworks, which correspondence was relayed to the Sunworks Board.
On August 29, 2019, the Peck CEO, Mr. d’Amato and the Sunworks CEO met telephonically to discuss the idea of a merger. Additional email exchanges between the parties regarding a follow up meeting led to a signed confidentiality agreement on October 9, 2019 between Sunworks and Peck. Also, on August 29, 2019, Sunworks announced a one-for-seven reverse stock split, which was implemented to regain compliance with Nasdaq’s minimum bid price requirement for continued listing. Sunworks Common Stock closed the following day, after the implementing the reverse stock split, at $2.49 per share.
On September 13, 2019, the Sunworks CEO and interim chief financial officer met with Party A’s management to again assess Party A’s interest regarding a potential transaction. Transaction structures discussed continued to be dependent upon the ability of Sunworks to raise capital. At the direction of the Sunworks Board, the Chairman of the Board contacted an investment banker familiar with Sunworks to discuss financing alternatives.
On September 20, 2019, the Sunworks Board held a meeting with members of Sunworks’ management in attendance. At the meeting, the Sunworks CEO updated the Sunworks Board on discussions with Party A, and provided the Sunworks Board with recent financial results and projections of Party A, which he had received on September 18, 2019. The Sunworks Board discussed potential synergies with Party A. The Sunworks Board authorized Sunworks’ management to continue discussions with Party A. The Sunworks Board also instructed the Sunworks CEO to continue discussions with investment bankers to determine if the transaction with Party A could be financed by issuing debt or equity.
On October 2, 2019, the Sunworks Board held a meeting with members of Sunworks’ management in attendance. The Sunworks Board further discussed the potential strategic transaction with Party A, including the risks related to pursuing a merger with Party A. The Sunworks Board discussed the financial materials provided by Party A, potential deal structures and financing options related to the transaction between Sunworks and Party A. In addition to speaking with investment bankers, the Sunworks Board instructed the Sunworks CEO to investigate professional service providers that could help with the due diligence and quality of earnings review of Party A.
On October 9, 2019, Sunworks and Peck signed a confidentiality agreement related to discussions regarding a potential business relationship. This confidentiality agreement did not restrict the parties from making unsolicited proposals to enter into any other business transactions or contain any other standstill restrictions. Over the next few months, members of Sunworks’ management and Peck’s management engaged in preliminary discussions with respect to a potential strategic transaction between the two companies.
On October 13, 2019, members of Sunworks’ management and Peck’s management held a meeting, where they discussed the potential synergies of a strategic transaction, potential deal and organization structures and other aspects of a potential transaction. These discussions were high-level and no specific terms were discussed.

On October 14, 2019, the Sunworks CEO and Chairman of the Board held a meeting with a principal of one of the investment bankers with whom an engagement was being discussed in connection with a potential transaction with Party A. Sunworks was advised that the necessary financing to consummate a transaction with Party A was unlikely to find support. Additionally, Peck and Sunworks held an in-person meeting at the office of Stradling Yocca Carlson & Rauth, P.C. (“Stradling”) in Newport Beach, California. Attendees at this meeting included Messrs. Peck and d’Amato from Peck, the Sunworks CEO and Ms. Krista Mendoza, Director of Corporate Operations, from Sunworks, and Christopher Ivey of Stradling, counsel for Sunworks. Details of each business were discussed, including past performance, current status and future opportunities. Potential synergies related to a merger were also discussed, as well as the timing and process for a merger transaction. The meeting concluded with a plan to review additional financial and business materials. Over the next several months, information was shared and reviewed between the two companies.
On October 23, 2019, the Sunworks Board held a meeting with members of Sunworks’ management and Stradling in attendance. At the meeting, the Sunworks CEO provided an update on discussions held with various investment bankers regarding a transaction with Party A. The Sunworks Board then discussed the potential transaction and a draft letter of intent to be presented to Party A with reduced reliance on cash consideration and payment of a majority of the purchase price with equity. The Sunworks Board then authorized the Sunworks CEO to present the letter of intent to Party A.
Between October 2019 and November 2019, Peck and Sunworks provided each other with preliminary diligence materials for each company to assess the potential benefits of a strategic transaction.
On October 31, 2019, Sunworks reported its third quarter financial results for the quarter ended September 30, 2019. Reported financial results included a decrease in revenue, an increase in losses and a decrease in backlog, each as compared with the same period in the prior year. Revenue for the third quarter was $17.5 million and the net loss for the third quarter was $1.2 million. The cash balance at the end of the quarter was $2.5 million, which was approximately equivalent to the net proceeds from sales of common stock under Sunworks’ ATM Offering during the period.
In November of 2019, after Sunworks’ third quarter 2019 earnings release, Sunworks’ share price declined significantly from $3.15 per share the day before third quarter financial results were disclosed to $1.18 per share by the end of November. As a result, discussions with Party A relating to a potential transaction ceased.
On December 6, 2019, the Sunworks Board held a meeting with members of Sunworks’ management in attendance. The Board discussed potential strategic opportunities and the current financial health of Sunworks. Following discussion around Sunworks’ current financial position, its debt and cash burn and the difficulties in turning around the Sunworks’ business without a significant strategic transaction, the Sunworks Board directed the Sunworks CEO to be more aggressive in seeking out strategic alternatives to Sunworks’ existing operating plan. Possible strategic candidates discussed at the board meeting included Peck and another private company in the solar industry that had approached Sunworks (“Party B”). In addition, the Sunworks Board instructed the Sunworks CEO to contact an investment banker with whom the Sunworks CEO had prior conversations to discuss whether there may be a potential partner for a divestiture, merger or acquisition with Sunworks.
On December 9, 2019, Mr. d’Amato met with Daniel Gross, a director on Sunworks’ Board, in Brooklyn, New York to discuss the merger opportunity and the solar industry generally. Thereafter, unsuccessful attempts to coordinate meetings in person occurred over the next several months and during the start of the COVID-19 events.
In December of 2019, the Sunworks CEO met the Chief Executive Officer of Party B to discuss a potential strategic transaction between the two companies. On December 20, 2019, Sunworks and Party B executed a confidentiality agreement related to discussions regarding a potential business relationship. This confidentiality agreement did not restrict the parties from making unsolicited proposals to enter into any other business transactions or contain any other standstill restrictions.
In January 2020, a private company (“Party C”) contacted the Sunworks CEO regarding a potential acquisition of the assets of Sunworks by Party C.

On January 6, 2020, Sunworks’ management and Party B’s management met to discuss a potential transaction and to provide preliminary due diligence materials to the other party. Also in attendance at the January 6, 2020 meeting was the investment banker that introduced the two companies, but who had not been engaged by either party.
On January 8, 2020, the Sunworks Board held a meeting with members of Sunworks’ management in attendance. The Sunworks CEO provided the Sunworks Board with an update on discussions with Party B and provided information related to Party B’s sales pipeline, backlog, financial information (historical and projected) and potential synergies. After discussing the information provided by the Sunworks CEO, the Sunworks Board asked the Sunworks CEO to continue discussions with Party B.
On January 9, 2020, Party B sent Sunworks an email outlining Party B’s valuation expectations for an acquisition of Party B by Sunworks. These expectations were shared with the Sunworks Board. Party B proposed an enterprise value for Party B in the aggregate of $22.8 million. At closing of the transaction, Party B proposed $800,000 to be used to extinguish Party B’s existing debt, $2 million to be paid by Sunworks to Party B’s equity owners, subject to a successful capital raise concurrently with the close of the transaction with Party B, and $20 million to be paid to Party B’s equity owners in the form of Sunworks’ stock.
On January 15, 2020, Sunworks provided Party B with an initial draft of the letter of intent related to a potential transaction between Party B and Sunworks. Between January 15, 2020 and January 30, 2020, Sunworks’ management had multiple conversations with Party B’s management, as well as with the Sunworks Board and other Sunworks’ advisors.
On January 24, 2020, the Sunworks Board held a meeting with members of Sunworks’ management and Stradling in attendance. At the meeting, the Sunworks Board and management discussed a revised letter of intent from Party B, including potential structures for the transaction and issues of consideration. The potential transaction valued Party B at up to $25 million and contemplated the acquisition of Party B in a reverse triangular merger, in which Sunworks would continue as a public company following the merger. Party B requested that a portion of the consideration be paid in cash and promissory notes, with the balance of the consideration paid in shares of Sunworks. Available cash and outstanding debt obligations at the time made any significant cash payment difficult to achieve. The consideration also included payment of contingent consideration upon the achievement of certain revenue targets. Party B also requested payment of a termination fee if either party were to terminate the letter of intent under certain circumstances. After discussion, the Sunworks Board instructed the Sunworks CEO to reject the letter of intent received from Party B and propose a revised letter of intent related to the transaction.
Sunworks rejected Party B’s offer and on January 30, 2020, Sunworks provided Party B with an updated proposed letter of intent.
On January 28, 2020, Sunworks entered into another amendment to its Loan Agreement with CrowdOut. Under the terms of the amendment, Sunworks paid down $1.5 million of the senior loan without having to incur any prepayment penalties that were otherwise payable. The prepayment allowed Sunworks to reduce its debt burden and the related high interest payments with proceeds from the ATM Offering. No payments were made to the officers of Sunworks who funded the subordinated portion of the debt under the Loan Agreement.
On January 31, 2020, Party C and Sunworks executed a confidentiality agreement related to a potential strategic transaction between Party C and Sunworks. This confidentiality agreement did not restrict the parties from making unsolicited proposals to enter into any other business transactions or contain any other standstill restrictions. Sunworks’ management continued discussions with Party C regarding its potential acquisition of Sunworks until February 13, 2020. Although Party C never provided a firm offer, Party C’s indications valued Sunworks assets at a significant discount to Sunworks’ then market capitalization. Party C and Sunworks could not agree on the proper valuation of Sunworks.
On February 7, 2020, Sunworks’ management and Party B’s management held another meeting to discuss the updated letter of intent between Sunworks and Party B.
On February 12, 2020, Sunworks provided Party B with a further updated letter of intent. On the same day, the Sunworks Board held a meeting with members of Sunworks’ management and Stradling in attendance and after discussion of the letter of intent, approved the execution of the letter of intent with Party B. The letter of intent with Party B valued Party B at up to $25 million if earnouts were achieved. At the time, Sunworks’ market capitalization was approximately $13 million. Party B had significantly lower revenue than Sunworks, but had higher operating margins. Because Party B was private, no public market existed to compare relative valuations. In addition, Party B did not have audited financial statements. On February 13, 2020, Sunworks and Party B executed the letter of intent. The letter of intent did not restrict the parties from making unsolicited proposals to enter into any other business transactions or contain any other standstill restrictions or termination fees.
On February 13, 2020, due to issues related to the valuation of Sunworks and in connection with the execution of the letter of intent with Party B, Sunworks ceased discussions with Party C regarding its potential acquisition of Sunworks.
Between February 13, 2020 and February 22, 2020, Party B and Sunworks conducted preliminary due diligence on each other. On February 23, 2020, Sunworks’ management and certain members of the Sunworks Board met with Party B’s management to discuss various diligence items.
Between February 2020 and March 2020, the Sunworks CEO met with several financial advisors regarding the transaction between Sunworks and Party B. Discussions related to the potential transaction structures, financing for the acquisition and financing post-closing working capital. Diligence related to the potential transaction continued until March of 2020.
On March 22, 2020, the Sunworks Board held a meeting with members of Sunworks’ management in attendance. The Sunworks CEO updated the Sunworks Board that Party B ceased its audit for its financial statements for the years ended 2018 and 2019. As a result, due diligence efforts related to a transaction with Party B were impaired, and further, uncertainty related to COVID-19 caused Party B and Sunworks to cease discussions related to the potential transaction. As a result, the letter of intent with Party B was terminated on March 24, 2020.
On March 30, 2020, Sunworks reported its fourth quarter and annual financial results for the quarter and year ended December 31, 2019. Fourth quarter revenue had decreased compared to the third quarter of 2019, to $14.4 million and Sunworks reported a net loss of $3.4 million. The cash balance at the end of the year was $3.5 million, which included net proceeds generated from the sale of common stock under the ATM Offering. Between June 6, 2019 and December 31, 2019, Sunworks sold a total of 2,920,968 shares under the ATM Offering, generating total net proceeds of approximately $6.7 million. As of the date of the announcement, Sunworks had taken aggressive actions to reduce fixed costs and preserve cash. In addition to the challenging fourth quarter, the impact of COVID-19 had started to materially impact Sunworks, causing Sunworks to reduce its full-time workforce by approximately 30%, as well as reduce pay for other employees, including management. At the time of the announcement, Sunworks Common Stock was trading at $.38 per share, reflecting a total market capitalization of approximately $6.3 million.
On April 3, 2020, Mr. d’Amato sent an email to the Sunworks CEO discussing a new idea relating to a triangular merger between between Peck, Sunworks and another strategic party (“Party D”). With the permission of the Sunworks Board, Peck and Sunworks executed a non-circumvention agreement concerning Party D on April 3, 2020. Information was shared and discussed by email and telephonic meetings over the next several weeks, but no further actions were taken. Subsequently, Peck’s discussions with Party D ceased and Sunworks had no further discussions related to this multi-party transaction.
In April of 2020, an investment banking team representing a private foreign company (“Party E”) contacted the Sunworks CEO regarding a potential strategic transaction. Party E’s proposal involved a reverse merger with Party E becoming a wholly owned subsidiary of Sunworks and a subsequent sale of Sunworks’ operating business. In April of 2020, the Sunworks CEO held several conversations with Party E’s investment banker and Party E’s majority stockholder. Party E was an early stage company in an industry unrelated to Sunworks’ business and presented no strategic value.
On April 17, 2020, Party E presented Sunworks with an initial draft of a non-binding letter of intent related to the transaction between Sunworks and Party E. The letter of intent proposed that Sunworks’ stockholders would retain approximately 10% of the equity of the surviving public entity and would receive contingent value rights relating to the sale of Sunworks’ business, capped at $2 million. The Sunworks CEO discussed the letter of intent between Party E and Sunworks with Stradling and the Sunworks Board.

On April 20, 2020, the Sunworks Board held a meeting with members of Sunworks’ management and Stradling in attendance. The Sunworks CEO updated the Sunworks Board on the initial letter of intent from Party E. After discussion related to the letter of intent, the Sunworks Board authorized Sunworks’ management to continue discussions with Party E. Discussions between the Sunworks CEO and Party E’s representatives continued between April 17, 2020 and July 1, 2020.
On April 23, 2020, the Sunworks Board held a meeting with members of Sunworks’ management in attendance. At the meeting, the Sunworks CEO updated the Sunworks Board on various business development and strategic opportunities currently being reviewed by the Sunworks CEO. The Sunworks Board discussed different business opportunities with the Sunworks’ CEO, including on-going discussions with Peck and Party E, as well as terminated discussions with Party B and Party C. The Sunworks CEO informed the Sunworks Board that discussions with each opportunity were preliminary. None of the discussions provided for exclusivity and Sunworks was not prevented from seeking any other business opportunity or other strategic transactions.
On April 29, 2020, the Sunworks CEO emailed Mr. d’Amato to indicate that Sunworks had been approached for another transaction, but that the synergies were not as compelling as those provided by a merger between Peck and Sunworks. On April 30, 2020 a telephonic meeting occurred between the Sunworks CEO, the Peck CEO, Mr. d’Amato and John Sullivan, CFO of Peck to further discuss a possible transaction.
On May 7, 2020, Sunworks reported its first quarter financial results for the quarter ended March 31, 2020. First quarter revenue had decreased sequentially compared to the fourth quarter of 2019, to $12.4 million, and Sunworks reported a net loss of $2.7 million, excluding a $4.0 million goodwill impairment. Although the first quarter of each year is typically a seasonally slow quarter, the seasonality was exacerbated by the significant disruption caused by COVID-19. The cash balance at the end of the year was $5.9 million, which included net proceeds generated from sales of common stock under the ATM Offering during the first quarter of 2020. Between January 1, 2020 and March 26, 2020, Sunworks sold a total of 9,817,343 shares under the ATM Offering, generating total net proceeds of approximately $7.7 million. As of the end of the first quarter of 2020, Sunworks had sold the maximum amount of shares that it could sell under the ATM Offering and was restricted from selling additional shares under its effective registration statement due to a limitation on the maximum amount of securities that a company with a market capitalization of less than $75 million can sell on a Form S-3 registration statement during any twelve-month period.
In May of 2020, Peck’s management contacted Sunworks’ management to request additional preliminary diligence materials. Sunworks provided such information to Peck on May 14, 2020.
On May 20, 2020, the Sunworks Board held a meeting with members of Sunworks’ management and Stradling in attendance. At the meeting, the Sunworks CEO updated the Sunworks Board on several potential strategic opportunities presented to the Sunworks CEO, including the transaction with Party E, the strategic transaction with Peck, and two investment bankers that expressed interest in recommending non-strategic private companies to reverse-merge into Sunworks. After discussions, the Sunworks Board authorized the Sunworks CEO to conduct outreach to see if there was a credible buyer for Sunworks’ operating business in connection with the transaction with Party E. Although Party E was requesting exclusivity, the Sunworks Board directed the Sunworks CEO to not agree to any exclusivity while other alternatives were still being considered. If Sunworks were to pursue a transaction with Party E, the Sunworks Board discussed the need to have a buyer for the operating business prior to or concurrently with this transaction. The Sunworks Board also authorized Sunworks’ management to continue discussions with each of the various third parties discussed at the meeting.
On May 27, 2020, Peck provided Sunworks with a proposed term sheet (the “Term Sheet”) regarding a potential all stock strategic transaction between Peck and Sunworks. The initial proposal included the issuance of $4 million of shares Peck Common Stock at closing and up to an additional $4 million of shares of Peck Common Stock upon the achievement of specified performance targets. At the time, Sunworks’ market price per share of its common stock was $.51, representing a market capitalization of $8.5 million. Thereafter, until the Term Sheet was signed, at the direction of the Sunworks Board, Sunworks, assisted by Stradling, and Peck, assisted by its outside legal counsel, Merritt & Merritt, negotiated the terms of the Term Sheet. These negotiations covered various aspects of the transaction, including among other things, valuation of Sunworks and the exchange ratio to determine the consideration to be received by Sunworks stockholders and the exclusivity provision and breakup fee related to such provision. Sunworks provided comments to the Term Sheet to Peck on May 28, 2020, including elimination of exclusivity.

After multiple communications between Peck’s management and Sunworks’ management, Peck returned a revised draft of the Term Sheet to Sunworks on June 12, 2020. The updated Term Sheet provided for the issuance of $8 million of Peck shares at closing, reinserted an exclusivity provision on Sunworks only with a $500,000 break-up fee and provided for an issuance of $1.0 million of equity to Peck management after closing. The value of the Peck shares to be issued at closing would be based upon the average trading price of Peck shares over the 30 trading days prior to signing a definitive agreement.
In June of 2020, at the direction of the Board, the Sunworks CEO met with the CEO of another strategic private party (“Party F”). The Sunworks CEO had first had preliminary discussions with Party F in May of 2019, but those discussions had not progressed in any substantive manner. On June 10, 2020, Sunworks received a draft letter of intent from Party F. The Sunworks CEO had stayed in contact with Party F and engaged in discussions with the management team of Party F since May of 2019, but no proposals or indications of interest with any valuation had previously been proffered by Party F. The proposal received on June 10, 2020 valued the equity of Sunworks at approximately $4.1 million and requested a 60-day exclusivity obligation.
On June 12, 2020, Sunworks received a revised draft letter of intent from Party E. Under the terms of the revised letter of intent, the stockholders of Sunworks would retain approximately 10% of the equity of the surviving public entity and a third party investor affiliated with Party E would purchase all of the assets of Sunworks immediately prior to the reverse merger for $7 million. Party E also demanded a 120-day exclusivity period during which Sunworks would not be able to entertain other offers.
On June 17, 2020, the Sunworks Board held a meeting with members of Sunworks’ management and Stradling in attendance. Prior to discussing the transaction options available to Sunworks, the Sunworks CEO reviewed the cash position of Sunworks and a cash flow forecast. Stradling reviewed with the Sunworks Board the Board’s fiduciary duties to Sunworks’ stockholders related to entering into a transaction. The Sunworks CEO updated the Sunworks Board on discussions with Party F, Party E and Peck. The proposal from Party F significantly undervalued Sunworks and the Sunworks Board directed the Sunworks CEO to reject Party F’s proposal. Under the proposed terms with Party E, Sunworks’ stockholders would retain 10% of the surviving entity and concurrently with the merger with Party E, an affiliated party of Party E would purchase Sunworks’ operating assets for $7 million. At the time of the meeting, it was uncertain how much cash would be available for distribution to the stockholders of Sunworks after current debt and anticipated expenses were paid. Under the previously proposed terms with Peck, the consideration offered to Sunworks’ stockholders was $4 million of shares of Peck Common stock at closing of the transaction, with another $4 million of shares of Peck Common Stock issued upon achievement of certain milestones. The Sunworks CEO informed the Sunworks Board that under the revised proposed terms received from Peck, the consideration of $8 million of shares of Peck would be paid at closing of the transaction, based on a trailing 30 day average for Peck’s share price, subject to adjustment within a range based on the share price of Peck Common Stock. The Peck CEO would serve as the Chief Executive Officer of the surviving entity, with the Sunworks CEO not continuing with the combined company. Peck’s Term Sheet required an exclusivity covenant with a break-up fee. Under the previously proposed terms with Peck, the break-up fee was $500,000. Under the revised proposed terms received from Peck, the break-up fee was lowered to $375,000. The revised terms also removed the dilutive issuance of shares to Peck management. The Sunworks Board discussed the merits of the various transactions. The Board noted Peck’s proposal preserved for Sunworks’ stockholders the ability to participate in potential growth of the company instead of possibly selling the company during a difficult period. The Sunworks Board also noted that Sunworks’ cash position and current financial health and pipeline made an independent turnaround extremely difficult. After discussion, the Sunworks Board recognized that it would be beneficial to Sunworks’ stockholders to enter into a transaction that would preserve stockholders’ ability to participate in the future growth of the Sunworks’ business instead of selling at a difficult time, and that an independent turnaround of the business without a strategic transaction, given the current state of the business, would be highly unlikely. The Sunworks Board authorized Sunworks’ management to continue discussion with both Party E and Peck to negotiate better terms. The Sunworks Board also directed Sunworks’ management to negotiate a stock-for-stock exchange with Peck, based on relative market capitalization of each company, rather than the fixed $8 million value. The Sunworks Board also discussed various approaches to establishing an exchange ratio and the implications of fixing the exchange ratio upon signing a merger agreement. Among other things considered, the Sunworks Board acknowledged that Sunworks’ trading price historically has been highly volatile and a floating exchange ratio would subject the exchange ratio to such volatility, while a fixed exchange ratio would better align value between the stockholders of Peck and Sunworks after signing and before closing a transaction.

After further discussions between Sunworks’ management, the Sunworks Board and Stradling, Sunworks provided a revised draft of the Terms Sheet to Peck on June 23, 2020. The revised Term Sheet provided for the issuance of shares of Peck Common Stock to the stockholders of Sunworks based on an exchange ratio fixed at the time of signing a definitive agreement and based upon the relative share prices over the 30 trading days prior to signing the definitive agreement. At the time, the average 30 day trading price of Sunworks’ shares was approximately $0.53 and the average trading price of Peck’s shares was approximately $3.88, which would have resulted in an exchange ratio of approximately $0.134 of Peck shares for each share of Sunworks outstanding. The aggregate market value of Sunworks Common Stock at $0.53 per share was approximately $8.6 million. The revised terms also made the exclusivity obligations mutual through July 17, 2020. Discussions between Sunworks and Peck regarding the terms of the Term Sheet continued until July 1, 2020.
On June 29, 2020, the Sunworks Board held a meeting with members of Sunworks’ management and Stradling in attendance. The Sunworks CEO provided an update on Peck’s Term Sheet. The revised Term Sheet provided that Peck would issue shares of Peck Common Stock to Sunworks’ stockholders in an amount based on the relative market capitalization of each company. The Term Sheet restricted Sunworks from actively soliciting competing offers from the date of the Term Sheet until July 27, 2020 but would allow Sunworks to discuss with third parties any unsolicited offers, subject to payment of a $375,000 break-up fee if a competing transaction were consummated. The Sunworks Board discussed the relative merits of a proposed transaction with Peck and Party E, and determined that a transaction involving Peck provided higher long term value for Sunworks’ stockholders over the transaction with Party E. Thereafter, the Sunworks Board unanimously authorized the Sunworks CEO to finalize and execute the Term Sheet with Peck. Upon execution of a Term Sheet with Peck, the Sunworks Board requested that the Sunworks CEO cease discussions with Party E.
After more discussions between Sunworks’ management, the Sunworks Board, Sunworks’ advisors and between Sunworks and Peck, Sunworks and Peck executed a non-binding Term Sheet on July 1, 2020. The closing trading price of Sunworks Common Stock on the date immediately prior to signing the Term Sheet was $0.61 per share. The closing trading price of Peck’s common stock on the date immediately prior to signing the Term Sheet was $3.785 per share. At the time, the average 30 day trading price of Sunworks’ shares was approximately $0.56 and the average trading price of Peck’s shares was approximately $3.876, which would have resulted in an exchange ratio of approximately 0.142 Peck’s shares for each share of Sunworks outstanding. The aggregate market value of Sunworks Common Stock at $0.56 per share was approximately $9.3 million. Applying that exchange ratio, the Sunworks stockholders would hold approximately 31% of the outstanding shares of common stock of the combined company immediately following the merger.
Following the execution of the Term Sheet, until August 10, 2020, each of Sunworks and Peck continued to conduct due diligence on the other party, including attending virtual presentations given by management of the other company, conducting telephonic due diligence sessions, reviewing documents posted to virtual data rooms maintained by each party and other customary due diligence.
On July 14, 2020, the initial draft Merger Agreement providing for the merger of Sunworks with a wholly owned subsidiary of Peck and the stock consideration to be paid to Sunworks’ stockholders was provided to Sunworks by Merritt & Merritt, outside counsel to Peck.
Generally, from July 14, 2020 through August 10, 2020, representatives of Stradling and Merritt & Merritt continued to exchange drafts of various transaction documents and negotiating open items, including the schedules to the Merger Agreement. Negotiations regarding the Merger Agreement involved, among other things, (i) adding a requirement that the Peck CEO and the Mykilore Trust enter into voting agreements to support the Merger, (ii) adding a requirement that the Peck CEO and the Mykilore Trust enter into lockup agreements to limit sales by the two largest stockholders of Peck after closing the Merger; (iii) determining an exchange ratio and how to determine the fully diluted outstanding shares of Peck to determine such exchange ratio; (iv) adding various representations and warranties for Peck; (v) reducing the number of closing conditions; and (vi) reducing the breakup fee to exclude each party’s expenses.
On July 17, 2020, Stradling provided a revised draft of the Merger Agreement to Merritt & Merritt. The revised draft, among other things, required certain stockholders of Peck to sign lock-up agreements and support/voting agreements, added additional representations and warranties of Peck, designed to be reciprocal to the representations and warranties requested of Sunworks, and reduced the number of closing conditions.

On July 20, 2020, at the direction of the Sunworks Board, Sunworks engaged Holthouse Carlin & Van Trigt LLP (“HCVT”) to conduct an analysis of the proposed exchange ratio to be fixed in the Merger Agreement and to render a written opinion to the Sunworks Board as to whether the exchange ratio would be fair to the stockholders of Sunworks from a financial point of view.
On July 23, 2020, Sunworks’ Board held a meeting with members of Sunworks’ management and advisors in attendance. The Sunworks Board was apprised of the status of diligence reviews being conducted by Peck and Sunworks, the status of the draft Merger Agreement and the commencement of the fairness opinion analysis by HCVT.
On July 24, 2020, the draft form of Voting Agreement providing for certain stockholders of Peck to vote shares of Peck that they control in favor of the transaction, was made available to Sunworks by Merritt & Merritt.
During the time between signing the letter of intent with Peck on July 1, 2020 and signing the Merger Agreement on August 10, 2020, the public market price of Sunworks Common Stock increased from $.61 per share to $1.24 per share. During this period of time, Sunworks issued no press releases nor made any other public announcements concerning the business of Sunworks until announcing its financial results for the second quarter of 2020.
On July 29, 2020, Merritt & Merritt sent an email to Stradling informing Stradling that Peck was revisiting the current formulation of the exchange ratio as a result of the increase to the market price of Sunworks Common Stock. On the same day, a telephonic meeting occurred between the Sunworks CEO, the Peck CEO and Mr. d’Amato during which they discussed the recent increase in Sunworks’ stock price without any public disclosures that should lead to an increase in valuation. The exchange ratio calculation methodology was discussed, including the look back period for the calculation.
On July 30, 2020, Merritt &Merritt provided a revised draft of the Merger Agreement to Stradling. The revised draft proposed an exchange ratio to be determined by the relative average closing share prices of Sunworks and Peck during the 30 days trading days ending on June 30, 2020, the trading day immediately preceding signing of the Term Sheet.
On August 3, 2020, the Sunworks CEO corresponded with representatives of Stradling to discuss potential dilution issues related to Peck’s capitalization, including the potential future issuance of the Earnout Shares related to previous transactions involving Peck, Peck’s equity line of credit with Lincoln, and outstanding options and warrants to purchase Peck Common Stock.
On August 3, 2020, the Sunworks CEO sent an email to Mr. d’Amato expressing his concern about the increase in Sunworks’ stock price and the consequence of changing the parameters to calculate the exchange ratio.
On August 4, 2020, Stradling and Merritt & Merritt discussed the potential issuance of the Earnout Shares, and the treatment of Peck’s outstanding preferred stock (the “Peck Preferred Stock”) for purposes of determining the exchange ratio. Sunworks expressed concern that the Earnout Shares and Peck Preferred Stock conversion rights could be dilutive to Sunworks stockholders.
On August 4, 2020, the Sunworks CEO provided a capitalization table analysis with various exchange ratio calculation examples as well as other potential share issuances by Peck, which would have a dilutive effect on Sunworks’ stockholders. In the email exchange, Mr. d’Amato responded to the Sunworks CEO that the spirit of the deal was set with the values leading up to the Term Sheet without any anticipated, near term value drivers on the horizon. Mr. d’Amato concluded that the exchange ratio should be fixed with a 30-day lookback from June 30, 2020 or that the principals should negotiate a fixed exchange ratio.
On August 4, 2020, the Sunworks Board and members of Sunworks’ management held a teleconference meeting with Peck’s Board and members of Peck’s management, along with each party’s respective legal counsel. At the meeting, members of the Sunworks Board and Sunworks management were introduced to members of the Peck Board and Peck’s management and the Sunworks Board asked questions regarding the history and culture of Peck, as well as Peck’s current financial condition and the Peck Board’s and Peck management’s vision and future plans for the combined companies.

On August 4, 2020, the Sunworks CEO informed the Sunworks Board that the Sunworks CEO had a conversation with the Peck CEO, during which the Peck CEO reaffirmed Peck’s proposals to set the exchange ratio based on the 30 day lookback from the date of the Term Sheet instead of the Merger Agreement. This change would move the exchange ratio from approximately 41% ownership by Sunworks’ stockholders to 31% ownership by Sunworks’ stockholders, based on the share prices of Peck and Sunworks at that time. The Peck CEO informed the Sunworks CEO that Peck’s proposed position was based on the fact that no new news or business rationale had caused the current share price fluctuation in favor of Sunworks in between signing the Term Sheet and the current date. Between August 4, 2020 and August 7, 2020, the Sunworks CEO and Peck CEO continued to have several discussions related to the exchange ratio.
On August 4, 2020, a telephonic due diligence meeting occurred among HCVT, Sunworks’ management, Peck’s management and Mr. d’Amato.
On August 5, 2020, Stradling exchanged several email correspondences with Merritt & Merritt regarding potential dilutive equity securities of Peck. Stradling requested additional information regarding options, warrants and other rights to purchase or acquire shares of Peck, and the Peck Preferred Stock. In addition, in response to conversations between the parties, Merritt & Merritt informed Stradling that Peck was willing to agree to a revised exchange ratio providing for post ownership of 65% by Peck stockholders and 35% by Sunworks stockholders. The Sunworks CEO responded to the Peck CEO with a request that exchange ratio should be fixed to provide the Sunworks stockholders with 38% of the combined company.
On August 6, 2020, Stradling provided a revised draft of the Merger Agreement to Merritt & Merritt. The revised draft, among other things, updated several representations and warranties for both Peck and Sunworks, removed the provision permitting Peck to issue shares to Lincoln during the time between signing and closing, included a cap on expenses to be paid by a party in connection with payment of a breakup fee, and included an adjustment to the exchange ratio in favor of Sunworks if certain events occurred related to the Earnout Shares.
On August 6, 2020, Merritt & Merritt provided a calculation to Stradling setting forth the proposed exchange ratio. Merritt & Merritt also informed Stradling that the calculation of the exchange ratio excluded taking into account the Peck Preferred Stock and all rights to acquire shares of Peck. On August 6, 2020, Stradling responded to Merritt & Merritt that excluding the Peck Preferred Stock for purposes of determining the exchange ratio would be unacceptable to Sunworks. Also on August 6, 2020, Stradling informed Merritt & Merritt that in connection with the breakup fee, the payment of expenses would not be acceptable to Sunworks. Following this correspondence, on August 6, 2020, the Peck CEO confirmed with the Sunworks CEO that Peck would agree to include an additional number of shares in the calculation of Peck’s outstanding Common Stock relating to the conversion of Peck Preferred Stock for purposes of determining the exchange ratio.
On August 6, 2020, the Sunworks Board held a meeting with members of Sunworks’ management and advisors in attendance. At this meeting, representatives from HCVT presented their analysis of the Peck quality of earnings report to the Sunworks Board. The Sunworks Board also reviewed the current terms of the proposed Merger Agreement and negotiations to date. The Sunworks Board analyzed the relative impact on the Sunworks stockholders between an exchange ratio resulting in 35% versus 38% of the combined company’s outstanding stock. As part of the exchange ratio analysis, they also discussed the current trading price of Sunworks relative to recent historical trading averages, the fact that the current stock price was not reflective of recent business developments and the recent goodwill impairment valuation conducted in connection with reporting Sunworks’ first quarter financial results. The Sunworks Board discussed the risk of walking away from the proposed transaction versus the risk of trying to continue to operate Sunworks as a stand-alone business considering the current state of business operations, including the decrease in backlog, decreases in revenue and liquidity.
On August 7, 2020, Merritt &Merritt provided a revised draft of the Merger Agreement to Stradling. The revised draft, among other things, set a fixed exchange ratio, removed the payment of expenses by a party in connection with the payment of a breakup fee and adjusted the number of deemed outstanding shares of Peck used to determine the exchange ratio to account for the potential conversion of Peck Preferred Stock.
On August 7, 2020, the Sunworks CEO had correspondences with the Sunworks Board. The Sunworks CEO updated the Sunworks Board regarding a conversation the Sunworks CEO had with the Peck CEO. The Peck CEO informed the Sunworks CEO that Peck would not change its position regarding a 65/35 post-merger ownership structure. The Peck CEO noted that Sunworks’ share price increased immediately after signing the Term Sheet but Peck did not believe the stock price reflected the intrinsic value of Sunworks. The Peck CEO also pointed to Sunworks’ declining revenue, inability to generate profits, cash burn, layoffs and leadership changes. The Peck CEO informed the Sunworks CEO that Peck did not believe Sunworks was more valuable than when the parties entered into the Term Sheet. The Peck CEO also emphasized that Sunworks’ stockholders would continue to benefit from the success of the surviving company, taking advantage of the strategic value of the transaction.
On August 8, 2020, the Sunworks Board held a meeting with members of Sunworks’ management and advisors in attendance. During the discussions, representatives of Stradling reviewed the final terms of the proposed transaction with Peck. Representatives from Stradling also reviewed the final key terms of the Voting Agreement with the Peck CEO and the Mykilore Trust, and Lockup Agreements with the Peck CEO and the Mykilore Trust. Representatives from Stradling also reviewed the fiduciary duties of the Board related to these types of transactions and discussed litigation risk related to these types of transactions. Representatives from HCVT, financial advisor to Sunworks, reviewed their financial analysis of the proposed transaction and delivered its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated August 10, 2020, that as of the date of its written fairness opinion, and based upon and subject to the assumptions made, and qualifications and limitations on the scope of review undertaken by HCVT as set forth in such written fairness opinion, the exchange ratio pursuant to the proposed Merger Agreement was fair, from a financial point of view, to the holders of Sunworks Common Stock. The Sunworks Board and members of Sunworks’ management then discussed: (i) the transaction, including (x) the long term benefits of the transaction with Peck and (y) the exchange ratio and the reasons for deviation from the Term Sheet and the negotiation process related to the revised exchange ratio; (ii) the current financial state of Sunworks and Sunworks’ pipeline and forecasts; (iii) the ability of Sunworks to remain an independent entity and its ability to turn around the forecast without a strategic transaction; (iv) a review of the various other potential strategic transactions Sunworks participated in; and (v) the discussions the Sunworks CEO had with various investment bankers related to a potential strategic transaction with Sunworks. Following the discussion with Sunworks’ management team and Sunworks’ legal and financial advisors, the Sunworks Board unanimously determined, among other things, that the Merger was advisable and in the best interest of Sunworks and its stockholders, approved the Merger Agreement, the other documents related thereto, and the transactions contemplated thereby and resolved to recommend that Sunworks’ stockholders vote in favor of the Merger.
On August 8, 2020, Stradling provided a revised draft of the Merger Agreement to Merritt & Merritt. The revised draft of the Merger Agreement, among other things, updated the exchange ratio definition and updated the number of shares of Peck used to determine the exchange ratio as a result of the potential conversion of Peck Preferred Stock and for an adjustment to the exchange ratio if the Earnout Shares were to be issued. These changes to the calculation of the exchange ratio increased the number of shares of Peck Common Stock that would be issued to Sunworks’ stockholders to an aggregate of approximately 3,079,207 shares of Peck Common Stock, resulting in the Exchange Ratio of 0.185171, which will result in the stockholders of Sunworks holding approximately 36.54% of Peck Common Stock outstanding after the Merger, subject to certain adjustments.
On August 9, 2020, Merritt & Merritt informed Stradling that Peck intended to amend its Certificate of Incorporation to provide the Peck CEO with a separate class of Common Stock providing the Peck CEO with 10 votes for each share of Common Stock held by him. Stradling discussed this proposal with the Sunworks CEO. On August 9, 2020, Stradling, the Sunworks CEO, Merritt & Merritt and Peck’s management held several conference calls regarding the additional voting rights to be granted to the Peck CEO. On these calls, Sunworks strongly objected to the proposed change in voting structure for Peck. Ultimately, Peck agreed not to amend its Certificate of Incorporation and agreed the Peck CEO would not be given additional voting rights.
On August 10, 2020, the Peck Board unanimously approved the Merger of Peck with Sunworks.
On August 10, 2020, Merritt & Merritt provided a revised draft of the Merger Agreement to Stradling. Sunworks and Peck entered into the Merger Agreement and Sunworks and Peck issued a joint press release announcing the Merger Agreement.
Also on August 10, 2020, Sunworks reported its second quarter financial results for the quarter ended June 30, 2020. Second quarter revenue had decreased sequentially compared to the first quarter of 2020, to $9.7 million and Sunworks reported a net loss of $1.5 million. The cash balance at the end of the second quarter was $8.2 million, which included the receipt of $2.8 million from the Paycheck Protection Program implemented under the CARES Act.

Reasons for the Merger
Peck’s Board’s Recommendation and Reasons for the Merger
At a meeting held on August 10, 2020, after careful consideration, the Peck Board unanimously:
•	determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Peck;
•	approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement; and
•	recommended that the Peck stockholders vote in favor of the proposal of the issuance of Peck Common Stock in the Merger pursuant to the terms of the Merger Agreement.
In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of Peck Common Stock in the Merger, the Peck Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Peck Board considered all these factors as a whole, including discussions with Peck management and legal and financial advisors, and, overall, considered the factors to be favorable to, and to support, its determination. The Peck Board concluded that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger and the other transactions contemplated by the Merger Agreement (including the Peck Share Issuance Proposal). The following factors that the Peck Board considered are not provided in any specific order or ranking:
•
Peck is expected to have improved efficiency from cost synergies and spreading the combined company’s fixed costs across a larger customer base. The Peck Board believes these synergies will enable a better overall value. Peck believes that the Merger will enhance its ability to compete with other solar EPC firms nationwide.

•
Peck believes that its expanded sales organization, larger installed base, and improved financial strength following consummation of the Merger will lead to greater opportunities for marketing its solar offerings. The Merger therefore offers a complementary avenue for customer acquisition and may help increase Peck’s market reach and capabilities. Through the opportunities for cross-selling to the companies’ existing customers, Peck also expects to offer new services to certain existing customers, bringing greater opportunities.

•
Peck is expected to realize annual cost synergies after completing the Merger due to increased operating efficiencies and leveraging economies of scale, including expected annual run rate cost synergies of approximately $6 million. Peck expects to achieve cost synergies from consolidating and optimizing its branch footprint, reducing redundant spending on technology systems, and improving supply chain sourcing capabilities. Peck also expects to realize scale benefits from shared corporate functions, including accounting, HR, legal, and policy. See the section entitled “—Certain Estimated Synergies” beginning on page 142 of this Joint Proxy Statement/Prospectus.

•
Peck and Sunworks have non-overlapping footprints across United States. This will allow Peck to operate efficiently in more areas and to expand its domestic footprint, enabling it to bring affordable, innovative solar EPC services to additional customers.

•
Peck expects that Sunworks’ complementary development resources should enable Peck to provide new and better services, which will better allow it to further its mission of accelerating the adoption of renewable energy and decreasing the United States’ dependence on fossil fuels. Given Peck’s strategy to own additional cash flowing solar assets, the development resources of Sunworks are expected to facilitate the development and construction of more projects that Peck will own.

•
Peck expects to have diversified revenue streams, substantial Adjusted EBITDA and a strong balance sheet. The Peck Board believes that this stronger financial position will improve the combined company’s ability to support more efficient operations; implement supply path optimization initiatives; respond more quickly and effectively to customer needs, technological change, increased competition and shifting market demands; and pursue strategic growth opportunities in the future including additional industry consolidation. See the section entitled “—Certain Sunworks Unaudited Prospective Financial Information” beginning on page [•] of this Joint Proxy Statement/Prospectus for a more detailed description of certain of Peck’s prospective financial information following the consummation of the Merger.”
•
The fact that the Merger Consideration is based on a fixed exchange ratio and will not change based on changes in the trading prices of Peck Common Stock or Sunworks Common Stock or changes in the business performance or financial results of Peck or Sunworks, which provides certainty as to the number of shares of Peck Common Stock that will be issued to Sunworks stockholders.

•
The enhanced resilience that results from having diverse service offerings and a larger customer base, which the Peck Board believes will help mitigate potential negative effects of the COVID-19 pandemic on its current and future business operations.

•	Management’s view of the financial condition, results of operations, businesses and prospects of Peck and Sunwork before and after giving effect to the Merger.
•	The fact that Peck’s senior management team will continue to lead Peck and are highly skilled and capable of managing Peck and achieving the long-term value being sought by Peck in the Merger.
•	The fact that the Sunworks Board will nominate three members to serve on the Peck Board, which will enhance Peck’s ability to retain key service providers and integrate the two companies.
•	The belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable.
•
The Peck Board’s review and discussions with Sunworks management concerning the due diligence investigation of Sunworks, including its review of Sunworks’ financial condition, results of operation, market areas, growth potential, technology and intellectual property.

•
The ability of Peck and Sunworks to complete the Merger, including their ability to obtain necessary stockholder approval, including as a result of the commitments made by two of Peck’s largest stockholders under the Voting agreements.

•
The financial and other terms of the Merger Agreement, expected tax treatment, the prohibitions on Peck’s and Sunworks’ ability to seek takeover proposals (except as explicitly provided in the Merger agreement), the termination provisions, and certain restrictions on conduct which would fall outside of the ordinary course of business for each of Peck and Sunworks between the date of the Merger Agreement and the date of completion of the Merger, each of which it reviewed with its outside legal advisors.

•	The requirement that Sunworks compensate Peck in specified circumstances if the Merger does not occur.
The Peck Board also considered potential risks relating to the Merger and other transactions contemplated by the Merger Agreement, including the following:
•
The fact that there can be no assurance that the anticipated strategic and financial benefits of the Merger will be achieved, including that the anticipated synergies resulting from the Merger will be achieved and/or reflected in the trading price of Peck Common Stock following the completion of the Merger.

•	The dilution that Peck stockholders will experience.
•
The risk that because the Exchange Ratio will not be adjusted for changes in the market price of either Peck Common Stock or Sunworks Common Stock, the value of the stock to be issued by Peck in connection with the Merger could fluctuate and increase between the original signing of the Merger Agreement and the completion of the transactions contemplated by the Merger Agreement and that Peck cannot be certain of the market value of the Merger Consideration until completion of the Merger.

Accordingly, if the value of Sunworks’ business declines relative to the value of Peck’s business prior to completion of the Merger, the ownership percentage of the current Sunworks stockholders in Peck following the completion of the Merger may exceed Sunworks’ relative contribution to Peck following the completion of the Merger.
•
The challenges inherent in the management and operation of Peck following the consummation of the Merger, including the risk that integration costs may be greater than anticipated and integration may require greater-than-anticipated management attention and focus after the completion of the Merger and may divert resources from the operation of Peck’s and Sunworks’ respective businesses and other strategic opportunities and towards the completion of the Merger and the integration of Sunworks.

•
The challenges inherent in the combination of two businesses of the size, scope and complexity of Peck and Sunworks, including the potential for unforeseen difficulties in integrating operations and systems, difficulties and costs of integrating or retaining employees and customers and difficulties maintaining key supplier relationships.

•	The risk of disruption in, and challenges to, the integration of Sunworks’ operations, sales infrastructure and research and development activities with those of Peck.
•
The risk that despite the efforts of Peck, key personnel might not remain employed by Peck after completion of the Merger which could significantly affect the anticipated benefits of adding Sunworks’ direct-to-home sales channel.

•
The risk that the COVID-19 pandemic could negatively impact Peck, Sunworks or the solar energy industry generally, or otherwise affect the Merger or combined company, including potential challenges to a direct-to-home sales model.

•	The risk that the transaction could result in adverse tax consequences related to the ownership of Sunworks’ solar energy systems.
•
The risk that the Merger with Sunworks might not be completed in a timely manner or at all and the attendant adverse consequences for Peck’s business as a result of the pendency of the Merger and operational disruption.

•
The substantial costs that Peck will incur in connection with the Merger and other transactions contemplated by the Merger agreement, even if they are not consummated, including in connection with any litigation that may result from the announcement or pendency of the Merger.

•
The period of time during which Peck may be subject to the Merger Agreement and the potential impact on Sunworks’ and Peck’s ability to attract and retain employees and customers and maintain business relationships.

•
The risk that Peck must pay Sunworks a termination fee of $375,000 following the termination of the Merger Agreement as more fully described below under the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 114 of this Joint Proxy Statement/Prospectus.

•
The potential negative effect of the failure of the Merger to be completed on a timely basis or at all on Peck’s business and relationships with employees, customers, providers, vendors and governmental authorities, including regulators, and the communities in which Peck operates.

•
The risk that, although the Merger Agreement prohibits Sunworks from soliciting a transaction from a third party to acquire Sunworks, the Merger Agreement permits Sunworks to provide information to, and enter into discussions or negotiations with, a third party regarding a potential acquisition of Sunworks if, among other circumstances specified in the Merger Agreement, prior to obtaining Sunworks stockholder approval of the Sunworks Merger Proposal, Sunworks receives an unsolicited, bona fide written proposal from such third party to acquire Sunworks and, among other requirements, the Sunworks Board determines that such proposal is or could reasonably be expected to lead to a superior proposal to acquire Sunworks.

•
The risk that, subject to compliance with the terms of the Merger Agreement, in response to the receipt of a superior proposal to acquire Sunworks, prior to obtaining Sunworks stockholder approval of the Sunworks Merger Proposal, the Sunworks Board may change its recommendation that Sunworks stockholders vote “FOR” the Sunworks Merger Proposal.

•
The fact that the Merger Agreement places certain restrictions on the conduct of Peck’s business prior to completion of the Merger, which may prevent Peck from making certain acquisitions or otherwise pursuing certain business opportunities which would be considered outside of the ordinary course of business during the pendency of the Merger.

•
The fact that during the term of the Merger Agreement, Peck is prohibited from soliciting, initiating or knowingly encouraging or facilitating the submission of any acquisition proposal, or participating in any discussions or negotiations regarding an acquisition proposal, subject to certain exceptions, and the requirement that the Peck Board submit the Peck Share Issuance Proposal for approval even if it withdraws its recommendation in favor thereof.

•
The fact that certain of Peck’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of Peck stockholders generally, as more fully described under the section entitled “—Interests of Peck’s Directors and Executive Officers in the Merger” beginning on page 143 of this Joint Proxy Statement/Prospectus.

•
The fact that certain senior executives of Sunworks may receive substantial payments in connection with the Merger, as more fully described in the section entitled “—Interests of Sunworks’ Directors and Executive Officers in the Merger” beginning on page 143 of this Joint Proxy Statement/prospectus, and that a portion of the payments may not be deductible for federal and state income tax purposes by the combined company.

The foregoing discussion of the factors considered by the Peck Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Peck Board in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of Peck Common Stock in the Merger.
In considering the recommendation of the Peck Board with respect to the proposal of the issuance of Peck Common Stock in the Merger pursuant to the terms of the Merger Agreement, you should be aware that some of Peck’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. The Peck Board was aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, and in recommending that the Peck Share Issuance Proposal be approved by Peck stockholders. See the section entitled “—Interests of Peck’s Directors and Executive Officers in the Merger” beginning on page 143 of this Joint Proxy Statement/Prospectus.
It should be noted that this explanation of the reasoning of the Peck Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 21 of this Joint Proxy Statement/Prospectus.
THE PECK BOARD UNANIMOUSLY RECOMMENDS THAT PECK STOCKHOLDERS VOTE “FOR” THE PECK SHARE ISSUANCE PROPOSAL AND “FOR” THE PECK ADJOURNMENT PROPOSAL.
Sunworks Board’s Recommendation and Reasons for the Merger
At its meeting on August 8, 2020, after careful consideration, the Sunworks Board unanimously:
•	determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Sunworks and its stockholders; and
•	approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement.

In reaching its determination, the Sunworks Board consulted with and received the advice of Sunworks’ management and its outside financial and legal advisors and, at its August 8, 2020 meeting and at other meetings at which it considered the proposed transaction, carefully considered a number of factors that the Sunworks Board viewed as supporting its decision, including the following factors:
•	the opinion and the presentations of HCVT;
•
the terms and conditions of the Merger Agreement, including the amount and form of consideration being offered to the stockholders of Sunworks, representations and warranties of the parties, conditions to closing, termination provisions and other material provisions;

•	the ability of Peck to complete the Merger in a timely manner;
•	information relating to the business, assets, management, competitive position, operating performance and prospects of Peck, including Peck’s access to additional capital;
•	Sunworks’ trading price, including the trading price at the time of commencing negotiations with Peck, historical averages, and the recent increase in trading price,
•	Sunworks’ declining backlog of new projects;
•
Sunworks’ historical and recent operating results, its financial condition, its financing capacity and the Sunworks Board’s and management’s evaluation of the Sunworks’ assets and prospects, including the risk of remaining independent in the current marketplace and competing with other well-capitalized companies, as well as the Sunworks’ current cash position and projected cash burn over the following year, and Sunworks’ challenges in finding success outside of California;

•
the Sunworks Board’s and management’s evaluation of Peck’s and Sunworks’ future strategic and financial position when taking into account the Merger, including, without limitation, customer bases, costs savings, the combined company’s national footprint, ability for expansion, and prospective impact on operating results;

•	potential alternatives to the Merger that could provide liquidity for Sunworks’ stockholders, and the likelihood of realizing any such alternatives;
•	the absence of any terms and conditions which, in the view of the Sunworks Board, could be unduly onerous or could materially impair the consummation of the Merger;
•	the Sunworks Board’s fiduciary duties under applicable law; and
•
the other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement and the fact that the terms of the Merger Agreement were the result of arms-length negotiation.

The Sunworks Board also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following factors:
•	Sunworks’ indebtedness that becomes due in January 2021;
•	uncertainties of Sunworks’ and Peck’s respective businesses related to COVID-19;
•	the risk that the potential benefits of the Merger might not be recognized;
•
that, because the Exchange Ratio will not fluctuate as a result of changes in the market value of Sunworks Common Stock or Peck Common Stock, a decline in the value of Peck Common Stock would reduce the value of the Peck Common Stock received in the Merger;

•
that, under the terms of the Merger Agreement, Sunworks must pay to Peck a $375,000 termination fee if the Merger Agreement is terminated under specified circumstances, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to Sunworks stockholders, or which may become payable in circumstances where no alternative transaction or superior proposal is available to Sunworks, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 114 of this Joint Proxy Statement/Prospectus;
•
that the Merger Agreement restricts Sunworks from soliciting alternative transactions and limits its ability to furnish non-public information to, or participate in discussions with, third parties interested in making an alternative transaction proposal, as more fully described in the sections entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 114 of this Joint Proxy Statement/Prospectus and “The Merger Agreement—Covenants and Agreements—Changes in Board Recommendations” beginning on page 158 of this Joint Proxy Statement/Prospectus;

•	while the Merger is expected to be completed, the Merger may not be completed or the completion of the Merger might be unduly delayed because of reasons beyond the control of Sunworks and/or Peck;
•	the impact that failure to complete or delays in completing the Merger could have on the business and operating results of Sunworks and the trading price of shares of Sunworks Common Stock;
•	the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger;
•
provisions in the Merger Agreement restricting operation of Sunworks’ business during the period between the signing of the Merger Agreement and consummation of the Merger may delay or prevent Sunworks from undertaking business opportunities which would be considered outside of the ordinary course that may arise or other actions it would otherwise take with respect to its operations absent the pending completion of the Merger, as more fully described in the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business of Sunworks” beginning on page 114 of this Joint Proxy Statement/Prospectus;

•
the risk that the cost saving and revenue synergies and other anticipated benefits might not be fully realized or not realized at all, including as a result of possible changes in the solar energy industry affecting the segments in which the combined company will operate;

•	the risk of customer, supplier, management, research and development activities and employee disruption associated with the Merger and integration of the operations of the companies;
•	the risk of other potential difficulties in integrating the two companies and their respective operations;
•	the risk that Sunworks or Peck may be unable to retain key employees;
•	the costs to be incurred in connection with the Merger, including transaction expenses and integration costs;
•
some of Sunworks’ directors and executive officers have interests in the Merger that are different from, or in addition to, Sunworks stockholders generally, as more fully described in the section entitled “—Interests of Sunworks’ Directors and Executive Officers in the Merger” beginning on page 143 of this Joint Proxy Statement/Prospectus;

•	the absence of appraisal rights under Delaware law; and
•
other matters described under the sections entitled “Risk Factors” beginning on page 24 of this Joint Proxy Statement/Prospectus and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 21 of this Joint Proxy Statement/Prospectus.

The foregoing discussion of the factors considered by the Sunworks Board is not intended to be exhaustive and is not provided in any specific order or ranking. The Sunworks Board did not quantify or assign any relative weights to the factors considered in its consideration of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and individual directors may have given different weights to different factors. The Sunworks Board considered all these factors as a whole, including discussions with, and questioning of, Sunworks’ management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination. The Sunworks Board concluded that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger and the other transactions contemplated by the Merger Agreement.
The explanation and reasoning of the Sunworks Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 21 of this Joint Proxy Statement/Prospectus.
THE SUNWORKS BOARD UNANIMOUSLY RECOMMENDS THAT SUNWORKS STOCKHOLDERS VOTE “FOR” THE SUNWORKS MERGER PROPOSAL AND “FOR” THE SUNWORKS ADJOURNMENT PROPOSAL.
Opinion of Sunworks’ Financial Advisor
Sunworks retained Holthouse Carlin & Van Trigt LLP (“HCVT”) to act as its financial advisor in connection with the proposed Merger. HCVT is a nationally recognized advisory firm which is engaged in the valuation of businesses and securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Sunworks selected HCVT to act as Sunworks’ financial advisor in connection with the Merger on the basis of HCVT’s experience in transactions similar to the Merger and its reputation in the investment community.
On August 8, 2020, HCVT orally delivered its opinion to Sunworks’ Board of Directors, which was immediately thereafter confirmed in writing by delivery of HCVT’s written opinion to Sunworks’ Board of Directors that, as of August 8, 2020 and based upon and subject to the factors and assumptions set forth therein, an exchange ratio of 0.18355202 was fair from a financial point of view to the holders of Sunworks Common Stock. Following the issuance of HCVT’s written opinion, the Exchange Ratio was increased to 0.185171 prior to the signing of the Merger Agreement. The term Exchange Ratio, as used in this section “Opinion of Sunworks’ Financial Advisor” only, refers to the exchange ratio included in HCVT’s written opinion.
The full text of HCVT’s written opinion to Sunworks’ Board of Directors, dated August 8, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this document and is incorporated by reference herein in its entirety. HCVT provided its opinion for the information and assistance of Sunworks’ Board of Directors (solely in their capacity as members of Sunworks’ Board of Directors) in connection with its consideration of the Exchange Ratio from a financial point of view. HCVT’s opinion does not address, among other things: (i) the underlying business decision of Sunworks, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise, except if and only to the extent addressed in its opinion, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, (iv) the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which Sunworks or any other party might engage, (v) the fairness of any portion or aspect of the Merger to any one class or group of Sunworks’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Sunworks’ or such other party’s security holders or other constituents, (vi) how the Board, any security holder or any other party should act or vote with respect to the Merger, (vii) any related transaction other than the Merger, (viii) the solvency, creditworthiness or fair value of Sunworks or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the value of the surviving company after the effective time of the Merger.
In connection with HCVT’s opinion, HCVT, with Sunworks’ approval, among other things:
1.	Reviewed the following documents and information prepared and/or provided by the management of Sunworks to HCVT:
(a)	the latest draft of the merger agreement dated August 7, 2020;
(b)	non-binding summary term sheet dated July 1, 2020;
(c)	board of director minutes for fiscal year ended December 31, 2019 through July 14, 2020;

(d)	presentation to the board of directors dated August 4, 2020;
(e)	Sunworks goodwill impairment analysis under ASC 350 prepared as of March 31, 2020 and December 31, 2019;
(f)
Sunworks’ audited financial statements for the fiscal year ended December 31, 2015 through 2019, certain unaudited financial statements for the year-to-date period ended June 30, 2020, and unaudited cash and debt balances as of July 31, 2020;

(g)
certain information relating to the historical, current and future operations, financial condition and prospects of Sunworks and Peck including, and in the case of Sunworks, internal financial projections (and adjustments thereto) prepared by the management of Sunworks relating to Sunworks for the fiscal years ending 2020 through 2025 and cash flow projections for the 13 weeks through October 18, 2020;

(h)	certain draft investor announcement prepared by Peck related to the transaction;
2.	reviewed certain publicly available research reports prepared by third-parties for Sunworks;
3.
reviewed certain publicly available business and financial information relating to Sunworks and Peck that HCVT deemed to be relevant, including certain publicly available research analyst estimates prepared by third-parties (and adjustments thereto) with respect to the future financial performance of Sunworks;

4.
reviewed the current and historical market prices and trading volume for Sunworks and Peck’s publicly-traded securities, and the current and historical market prices and trading volume of the publicly-traded securities of certain other companies HCVT deemed to be appropriate;

5.
engaged in discussions, upon the instruction of Sunworks, with certain members of senior management of Sunworks and Peck regarding the respective businesses, operations, financial condition and prospects of Sunworks and Peck, and the strategic rationale for the Merger;

6.	compared the financial and operating performance of Sunworks and Peck with that of public companies HCVT deemed to be necessary and appropriate;
7.	considered the publicly available financial terms of certain transactions as HCVT deemed to be appropriate; and
8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as HCVT deemed appropriate.
For purposes of rendering its opinion with respect to the Merger, HCVT, has, with Sunworks’ consent, relied upon and assumed, without independent verification, (i) the accuracy, completeness and fair presentation of all data, material and other information furnished, or otherwise made available, to HCVT, from both public and private sources, including the management of Sunworks and the management of Peck, (ii) all financial forecasts, estimates and projections provided to HCVT, including by the management of Sunworks, were reasonably prepared in good faith on bases reflecting the best currently available information and judgements of the party providing such information, (iii) there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Sunworks or Peck since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to HCVT that would have been material to its analyses or its opinion, (iv) there was no information nor were there any facts that would have made any of the information reviewed by HCVT incomplete or misleading, (v) the transaction would be treated as a tax-free transaction, (vi) the final determination with respect to any share based contingent consideration payable by Peck to third-parties would not be significant in preparing HCVT’s opinion, (vii) the Merger would be consummated in conformity with the terms and conditions of the Merger Agreement in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, (viii) all consents and approvals necessary for the consummation of the Merger would be obtained without delay, (ix) any adjustments to the Exchange Ratio pursuant to the Merger Agreement would not in any way be material to HCVT’s analyses or its opinion, and (x) the final form of the Merger Agreement would not differ in any material respect from the draft of the Merger Agreement identified above that would be material to HCVT’s analyses or its opinion. HCVT expressed no opinion with respect to any of the foregoing information, materials or estimates or the assumptions on which they are based. To the extent any of the foregoing assumptions proved to be untrue, HCVT’s opinion cannot and should not be relied upon.
HCVT’s opinion was based on financial, economic, market and other conditions as in effect on, and the information made available to HCVT as of, the date of its opinion. HCVT’s opinion did not express any opinion as to the value of the market price of the securities of Sunworks (or any other entity) after the Merger.
HCVT’s opinion was furnished for the use of Sunworks’ Board (in their capacity as members of Sunworks’ Board) in connection with its evaluation of the Merger, and was not intended to, and does not, confer any rights or remedies upon any other person or entity (including, without limitation, security holders, creditors or other constituencies of Sunworks or Peck), and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of Sunworks or Peck) or used for any other purpose without HCVT’s prior written consent. HCVT’s opinion should not be construed as creating any fiduciary duty on HCVT’s part to any party. HCVT’s opinion is not intended to be, and does not constitute, a recommendation to Sunworks’ Board or Directors, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger, or whether to proceed with the Merger or any related transaction.
HCVT’s opinion does not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice, and does not address, among other things: (i) the underlying business decision of Sunworks, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise, except if and only to the extent expressly addressed in HCVT’s opinion, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of Sunworks, or to any other party, (iv) the relative merits of the Merger as compared to any alternative business strategies that might exist for Sunworks or any other party or the effect of any other transaction in which Sunworks or any other party might engage, (v) the fairness of any portion or aspect of the Merger to any one class or group of Sunworks’ or any other party's security holders or other constituents vis-à-vis any other class or group of Sunworks’ or such other party's security holders or other constituents, (vi) how the Sunworks’ Board of Directors, any security holder or any other party should act or vote with respect to the Merger, (vii) any related transaction other than the Merger, (viii) the solvency, creditworthiness or fair value of Sunworks or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the value of the surviving company after the effective time of the Merger.
HCVT’s opinion was approved by the fairness review committee of HCVT.
The following set forth in the sections titled “Implied Range of Per Share Consideration,” “Implied Premiums/Discounts to Historical Stock Trading Prices,” “Selected Public Companies Analysis,” “Selected Precedent M&A Transactions Analysis” and “Discounted Cash Flow Analysis” is a brief summary of the material financial analyses presented by HCVT to Sunworks’ Board of Directors in connection with rendering its opinion.
The following summary, however, does not purport to be a complete description of the financial analyses performed by HCVT, nor does the order of analyses described represent relative importance or weight given to those analyses by HCVT. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of HCVT’s financial analyses. Considering the data set forth in tabular format below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by HCVT.
Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 5, 2020, and is not necessarily indicative of current market conditions.

Implied Range of Per Share Consideration. Based on publicly available information, HCVT reviewed the historical trading prices for the Peck Common Stock for the last 3-month trading period as of August 5, 2020.
HCVT derived an illustrative implied per share reference range for the value of the Peck Common Stock to be issued to the holders of Sunworks Common Stock per the Merger Agreement based on the average per share trading price and the closing per share prices during such 3-month trading period reflective of the low and high ranges of the trading prices for such period, which ranged from $3.77 to $4.33 per share, for the Peck Common Stock.
Based on the amounts of outstanding shares of Sunworks Common Stock and fully-diluted shares as of the date of the Merger Agreement of Peck Common Stock, each as reflected in the Merger Agreement and as provided by the management of Sunworks and Peck, respectively, HCVT derived the number of Peck Common Stock which would be issued to the holders of Sunworks Common Stock in the Merger and applied the implied per share reference range to calculate a range of implied aggregate value of the Sunworks Common Stock, which ranged from $11,494,000 to $13,217,000.
HCVT divided the implied aggregate value of the Sunworks Common Stock by the number of total shares of Sunworks Common Stock outstanding as provided by the management of Sunworks to derive a range for the implied per share transaction consideration of $0.69 to $0.79 per share of Sunworks Common Stock. The following table summarizes the results of this illustrative analysis:
Transaction Consideration
Fully-Diluted Peck Shares Pre-Transaction(1)	5,669,000	5,669,000
÷ Peck Ownership in Peck Post-Transaction(1)	65.0%	65.0%
Fully-Diluted Peck Shares Post-Transaction	8,721,000	8,721,000
Less: Fully-Diluted Peck Shares	(5,669,000)	(5,669,000)
Resulting Peck Shares Issued to Sunworks	3,052,000	3,052,000
x Peck Implied Per Share Reference Range(2)	$3.77	$4.33
Implied Aggregate Value of Sunworks Shares	$11,494,000	$13,217,000
÷ Total Shares Outstanding (Sunworks)	16,629,000	16,629,000
Implied Per Share Transaction Consideration	$0.69	$0.79
(1)	Per Merger Agreement.
(2)	Based on the respective minimum (average per share price over last 3-month trading period) and maximum (closing per share price); each as of August 5, 2020 per Capital IQ.
Implied Premiums/Discounts to Historical Stock Trading Prices. Based on publicly available information, HCVT reviewed the historical trading prices for Sunworks Common Stock to calculate the implied premiums of the Exchange Ratio to the holders of Sunworks Common Stock.
For the purpose of this illustrative analysis, HCVT selected two reference dates: (i) June 30, 2020 (the “Merger Reference Date”), the last trading date before the letter of intent dated July 1, 2020 was executed and delivered by and between Sunworks and Peck and (ii) August 5, 2020 (the “Opinion Reference Date”), the third to last completed trading day before HCVT delivered its opinion to the Sunworks’ Board of Directors. HCVT compared the implied range of per share consideration to:
•	the closing price per share of the Sunworks Common Stock as of the Merger Reference Date and Opinion Reference Date, respectively;
•
the average trading price per share of Sunworks Common Stock over the last 5-trading day period, 10-trading day period, 30-trading day period, 90-trading day period, 180-day trading period and 52-week trading period, in each case, ended on the Merger Reference Date and Opinion Reference Date, respectively;

•
the closing price per share of Sunworks Common Stock on August 2, 2019, the highest closing per share price over the last 52-week trading period ended on the Merger Reference Date, and the closing price per share of Sunworks Common Stock on October 23, 2019, the highest closing per share price over the last 52-week trading period ended on the Opinion Reference Date;

•
the closing price per share of Sunworks Common Stock on April 7, 2020, the lowest closing per share price over the last 52-week trading period ended on the Merger Reference Date and the Opinion Reference Date; and

•	The target price per share of Sunworks Common Stock noted in the equity research report published by Roth Capital Partners dated May 22, 2020 and provided to HCVT by Sunworks management.
The results of these calculations and comparisons and the implied range of per share consideration based on these periods are reflected in the table below:
		Implied Range of Per Share Consideration(1)			Implied Range of Per Share Consideration(1)
Reference Period	6/30/2020	$0.69	$0.79	8/5/2020	$0.69	$0.79
	Indicated Share Price			Indicated Share Price
Closing Price	$0.57	21.5%	39.8%	$1.38	(49.9)%	(42.4)%
5-day average	$0.61	13.9%	30.9%	$1.38	(49.8)%	(42.2)%
10-day average	$0.63	9.3%	25.7%	$1.35	(48.6)%	(41.0)%
30-day average	$0.55	26.6%	45.6%	$0.98	(29.4)%	(18.8)%
90-day average	$0.50	37.2%	57.7%	$0.64	7.8%	24.0%
180-day average	$1.01	(31.3)%	(21.0)%	$0.80	(13.2)%	(0.2)%
52-week average	$2.54	(72.8)%	(68.7)%	$2.43	(71.5)%	(67.3)%
52 week High	$4.41	(84.3)%	(82.0)%	$3.62	(80.9)%	(78.0)%
52 week Low	$0.33	112.6%	144.5%	$0.33	112.6%	144.5%
Roth Capital Price Target(2)	$0.46	50.3%	72.8%	$0.46	50.3%	72.8%
(1)	Implied per share transaction consideration calculated in the prior table.
(2)	Roth Capital Partners price target per report dated May 22, 2020.
Source: Capital IQ based on closing prices as of the reference periods above.
Selected Public Companies Analysis. HCVT reviewed and compared certain publicly available information of Sunworks to corresponding financial information, ratios and public market multiples for the following publicly traded companies which, given business and financial characteristics, HCVT considered generally relevant for purposes of analysis (for purposes of this section of this Joint Proxy Statement/Prospectus, the “Selected Public Companies”):
•	Ameresco, Inc.
•	Argan, Inc.
•	Canadian Solar Inc.
•	First Solar, Inc.
•	Gibralter Industries, Inc.
•	IES Holdings, Inc.
•	Infrastructure and Energy Alternatives, Inc.
•	Quanta Services, Inc.
•	ReneSola Ltd
•	Solar Integrated Roofing Corporation
•	SPI Energy Co., Ltd.
•	Sunnova Energy International Inc.
•	SunPower Corporation
•	Sunrun Inc.

•	The Peck Company Holdings, Inc.
•	Vivo Power International PLC
Although none of the Selected Public Companies above is directly comparable to Sunworks, the Selected Public Companies were chosen because they have operations that, for purposes of HCVT’s analysis and based on its experience and professional judgment, may be considered similar to certain operations of Sunworks based on business sector participation, operational characteristics and financial metrics.
HCVT reviewed, among other information, the closing stock prices of the Selected Public Companies as of August 5, 2020 and the market value of the equity of the Selected Public Companies based on reported fully-diluted shares outstanding. HCVT also reviewed enterprise values, which reflects market value of equity plus debt outstanding plus preferred stock and minority interests, less cash and cash equivalents. Financial data of the Selected Public Companies were based on public filings, Capital IQ, analyst estimates and other publicly available information. For the purposes of its opinion, HCVT excluded certain outliers which, based on its experience and professional judgment, were not considered meaningful to its analysis.
HCVT observed overall low to high enterprise value to estimated projected revenue multiples based on the last 12 months through June 30, 2020 and enterprise value to reported backlog multiplies based on the last reported backlog date of the Selected Public Companies, in each case, disregarding multiples less than 8.0x, as such multiples were not considered meaningful to HCVT’s analysis.
The results of HCVT’s analysis are reflected in the table below:
Selected Public Companies(1)	Per Share Price(2)	Market Value of Equity(3) ($ in millions)	Enterprise Value(4) ($ in millions)	Enterprise Value /
				Revenue	Backlog
Ameresco, Inc.	$30.00	$1,463	$2,182	2.29x	2.14x
Argan, Inc.	43.77	685	325	1.20x	0.25x
Canadian Solar Inc.	23.77	1,428	2,699	0.85x	NA
First Solar, Inc.	65.73	7,013	5,931	1.98x	NA
Gibraltar Industries, Inc.	61.07	1,996	1,899	1.74x	8.71x
IES Holdings, Inc.	24.10	505	494	NMF	0.84x
Infrastructure and Energy Alts, Inc.	4.06	91	488	0.30x	0.24x
Quanta Services, Inc.	42.78	5,988	7,131	0.61x	0.48x
ReneSola Ltd	1.63	78	224	1.65x	NA
Solar Integrated Roofing Corp	0.04	13	15	NMF	NA
SPI Energy Co., Ltd.	1.59	88	110	NMF	NA
Sunnova Energy International Inc.*	27.50	2,450	4,316	30.21x	3.32x
SunPower Corporation	11.50	2,049	2,739	1.46x	4.81x
Sunrun Inc.*	46.40	5,583	9,042	10.55x	1.39x
The Peck Company Holdings, Inc.	4.52	24	32	NMF	1.08x
Vivo Power International PLC	1.87	26	43	NMF	NA
*	Excluded from summary data
NA = Not Available; NMF = No Meaningful Figure; projections per analysts’ estimates or actuals, if available
Note: On July 6, 2020, Sunrun Inc. entered into a definitive agreement to acquire Vivint Solar, Inc. for $3.3 billion.
Note: Ameresco, Inc., Sunnova Energy International, Inc., Gibralter Industries, Inc., SunPower Corporation and Vivint Solar Inc. reported Q2’2020 results on August 4-5, 2020, and therefore the figures above reflect actual Q2’2020 results.
1	No company used in this analysis for comparative purposes is identical to Sunworks.
2	Based on closing prices as of August 5, 2020.
3	Based on reported fully-diluted shares outstanding.
4	Enterprise Value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents.

The following table below shows the high, mean, median and low (i) enterprise value to projected revenue multiples based on the last 12 months ended June 30, 2020 and (ii) backlog multiples as of the last reported backlog date, for the Selected Public Companies as indicated by HCVT’s selected public companies analysis:
Selected Public Companies Analysis	Enterprise Value /
	Revenue	Backlog
High	2.29x	4.81x
Mean	1.34x	1.62x
Median	1.46x	1.08x
Low	0.30x	0.24x
HCVT derived enterprise value to projected revenue multiples based on the last 12 months ended June 30, 2020 and enterprise value to reported backlog multiples as of June 30, 2020 for Sunworks based on Sunworks’ market capitalization plus the net debt of Sunworks ($1,913,000) as of the date of its most recent public filing (May 7, 2020) prior to the date of HCVT’s opinion.
As reflected in the table below, the results of this illustrative analysis indicated enterprise value to projected revenue multiples for the foregoing period of Sunworks of 0.39x and enterprise value to backlog multiples of 0.58x:
	Per Share Price	Market Value of Equity ($ in millions)	Enterprise Value ($ in millions)	Enterprise Value /
				Revenue	Backlog
Sunworks, Inc. (Implied Multiples)*	$1.38	$23	$21	0.39x	0.58x
*	Implied multiples based on market capitalization plus net debt as of the most recent public filing (Q1’2020) relative to non-public actual financials for the latest twelve months ended Q2’2020.
Based on the selected public companies analysis performed by HCVT described above, it derived a range of multiples of 0.20x to 0.25x based on the (i) enterprise value to projected revenue multiples based on the last 12 months ended June 30, 2020 and (ii) enterprise value to reported backlog multiples as of the last reported backlog date, respectively. Based on the foregoing analysis, HCVT derived implied per share reference ranges from its selected public companies analysis of (x) $0.72 to $0.87 per share, based on the projected revenue multiples and (y) $0.54 to $0.65 per share, based on the latest backlog multiples. The foregoing analysis indicated that the implied per share consideration range derived by HCVT (as further described in the Section titled “Implied Range of Per Share Consideration”), was greater than the implied per share reference range indicated by the backlog multiples of the Selected Public Companies and within the implied per share reference range indicated by the projected revenue multiples of the Selected Public Companies.
Selected Precedent M&A Transactions Analysis. HCVT performed a selected precedent M&A transactions analysis involving target companies with operations in building and heavy construction, electronic and other electrical equipment and components, electric gas and sanitary service, and wholesale trade-durable goods, based on publicly-available announced and completed, controlling interest acquisitions with an enterprise value greater than $1,000,000, with announcement dates between 2016 and the Opinion Reference Date, for which purchase price multiples were available. Financial data of the selected precedent M&A transactions were based on public filings, Capital IQ, earnings transcripts, “heard-on-the-street” and other publicly available information.

For each precedent M&A transaction, HCVT reviewed the transaction total enterprise value implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s revenue and the target company’s EBITDA. The following summarizes the results of these calculations:
Announced	Target	Acquiror	Transaction Value(1) /
			Revenue	EBITDA
07/06/2020	Vivint Solar, Inc. (NYSE:VSLR)	Sunrun Inc. (NasdaqGS:RUN)	8.05x	(29.9)x
08/06/2019	Gruppo Green Power S.p.A. (BIT:GGP)	Alperia S.p.A.	0.63x	19.7x
02/27/2019	The Peck Company, Inc.	Jensyn Acquisition Corp. (NasdaqCM:JSYN)	1.13x	9.1x
12/17/2018	Sunden Co., Ltd.	Recomm Co., Ltd. (JASDAQ:3323)	0.44x	NA
08/23/2018	SolarBOS, Inc.	Gibraltar Industries, Inc. (NasdaqGS:ROCK)	0.42x	NA
12/04/2017	NAPEC Inc.	Oaktree Capital Management, L.P.	0.74x	9.8x
08/19/2016	Voltalia Portugal, S.A.	Voltalia SA (ENXTPA:VLTSA)	0.06x	4.3x
06/21/2016	Tesla Energy Operations, Inc.	Tesla, Inc. (NasdaqGS:TSLA)	11.90x	(11.7)x
5/6/2016(2)	Commonwealth Dynamics, Inc.	Beroa Corporation LLC	0.12x	NA
03/07/2016	Service Experts LLC	Enercare Solutions Inc.	0.78x	NA
02/24/2016	PowerSecure International, Inc.	The Southern Company (NYSE:SO)	0.96x	18.7x
*	Outliers and negative multiples excluded from summary data
NA = Not Available; NMF = No Meaningful Figure; EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Note: Transactions study based on announced and completed, controlling interest acquisitions greater than $1.0 million.
Note: Transactions with announcements dates between 2016 and the Opinion Reference Date for which purchase price multiples were available were considered.
Note: Target companies were required to have SIC codes of 15, 16, 36, 49 or 50.
Note: No transaction used in this analysis for comparative purposes is identical to the Merger.
Note: Based on reported metric for the most recent LTM period prior to the announcement of the transaction.
(1)	Transaction value refers to the implied enterprise value of target company, based on the announced transaction equity price and other public information available at the time of the announcement.
(2)	Purchase consideration includes an earnout of $3.9 million.
Sources: Capital IQ, public filings, earnings transcripts, and “heard-on-the-street.”
Although none of the selected precedent M&A transactions are directly comparable to the Merger, the selected precedent M&A transactions were chosen because, for purposes of HCVT’s analysis and based on its experience and professional judgment, they may be considered similar to the Merger based on the transaction structure, enterprise value, announcement date and operations of the target companies.
HCVT observed overall low to high transaction value to revenue multiples and transaction value to EBITDA multiples of the selected precedent M&A transactions of 0.06x to 1.13x (with a mean of 0.59x and median of 0.63x), and 4.3x to 19.7x (with a mean of 12.3x and a median of 9.8x), in each case, disregarding multiples that were not available and excluding outliers and negative multiples as such multiples were not considered meaningful.
Based on the selected precedent M&A transactions analysis performed by HCVT described above, it derived a range of multiples of 0.15x to 0.20x based on the transaction value to revenue multiples based on the last 12 months ended June 30, 2020. Based on the foregoing analysis, HCVT derived an implied per share reference range from its selected precedent M&A transactions analysis of $0.60 to $0.76 per share. The foregoing analysis indicated that the implied per share transaction range derived by HCVT (as further described in the Section titled “Implied Range of Per Share Consideration”), was within the implied per share reference range indicated by the selected precedent M&A transactions analysis.
Discounted Cash Flow Analysis. Using internal financial projections (and adjustments thereto), prepared by the management of Sunworks and provided to HCVT, for fiscal years ending 2020 through 2025, HCVT performed an illustrative discounted cash flow analysis on Sunworks. Using a discount rate of 12.0%, which reflects estimates of Sunworks’ weighted average cost of capital, HCVT discounted to present value as of August 7, 2020 (i) estimates of projected net unlevered cash flow of Sunworks from 2020 to 2025 of approximately $7,667,000, and (ii) applied an EBITDA exit multiple of 4.5x to Sunworks’ projected EBITDA for 2025 to arrive at a terminal value of approximately $12,146,000. Based on the foregoing illustrative analysis, and by applying discount rates ranging from 11.0% to 13.0%, and an EBITDA exit multiple ranging from 4.0x to 5.0x, HCVT derived the following range of enterprise values reflected in the table below:
		EBITDA Exit Multiple
		4.00x	4.50x	5.00x
Discount Rate	11.0%	$11,678	$12,446	$13,214
	12.0%	$11,239	$11,971	$12,703
	13.0%	$10,823	$11,520	$12,218
($ in thousands)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Sources: Projections through 2025 per management of Sunworks.
For the purpose of the discounted cash flow analysis, HCVT disregarded any benefit from the Company’s net operating loss balances, which were accounted for separately in the implied range of per share consideration and in the enterprise value analysis. The weighted average cost of capital was based on a review of Sunworks’ target capital structure and cost of capital, as well as the target capital structure and cost of capital for the Selected Public Companies. Per the instruction of Sunworks’ management, for the purposes of calculating net unlevered cash flows, the tax rate was estimated at 28.0%. The foregoing analysis indicated that the implied per share transaction range derived by HCVT (as further described in the Section titled “Implied Range of Per Share Consideration”), was within or exceeded the range of implied per share reference range indicated by the discounted cash flow analysis.
General
HCVT performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, HCVT considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. HCVT believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, HCVT may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be HCVT’s view of the actual value of Sunworks or Peck.
In performing its analyses, HCVT made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of Sunworks and Peck, and variations to such financial assumptions and methodologies may impact the results of HCVT’s analysis. Any estimates contained in HCVT’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
HCVT prepared these analyses for the use and benefit of the Sunworks’ Board of Directors and for the purpose of providing an opinion to the Sunworks Board of Directors (in their capacity as members of the Board of Directors) as to whether the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to holders of the Sunworks Common Stock.

These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sunworks, Peck, HCVT or any other person assumes responsibility if future results are materially different from those forecast.
The Exchange Ratio was determined through arm’s-length negotiations between Sunworks and Peck, and was approved by Sunworks’ Board of Directors. HCVT provided advice to Sunworks during these negotiations. HCVT did not recommend any specific exchange ratio to Sunworks or its Board of Directors, or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.
As described above, HCVT’s opinion to Sunworks’ Board of Directors was one of many factors taken into consideration by Sunworks’ Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by HCVT in connection with the fairness opinion, and is qualified in its entirety by reference to the written opinion of HCVT attached as Annex B.
Pursuant to the terms of the engagement letter between HCVT and Sunworks dated July 20, 2020, Sunworks has agreed to pay HCVT a flat fee for the services provided in connection with rendering the services contemplated thereunder, which amount was paid in part upon HCVT’s engagement, with the remainder paid by Sunworks to HCVT in connection with HCVT’s delivery of its opinion. In addition, Sunworks has agreed to pay additional fees at HCVT’s standard hourly rates for any time incurred should HCVT be called upon to support its findings subsequent to the delivery of the opinion and/or assist in the preparation or review of relevant sections of SEC disclosures, proxy materials, information statements or other documents associated with the Merger. An aggregate fee of approximately $90,000 will be paid by Sunworks to HCVT in connection with the Merger and delivery of HCVT’s opinion. Sunworks has paid another division of HCVT a flat fee for performing a quality of earnings analysis on Peck for Sunworks. An aggregate fee of approximately $30,000 will be paid by Sunworks to HCVT in connection with HCVT’s services related to its quality of earnings analysis on Peck. Moreover, Sunworks has agreed to reimburse HCVT for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify HCVT against certain liabilities arising out of HCVT’s engagement and the Merger. HCVT currently anticipates the reimbursement of its expenses to be an aggregate of approximately $25,000.
HCVT has not previously, and does not currently, have any relationship with Peck.
Certain Estimated Synergies
Peck’s management prepared and provided to the Peck Board, members of Sunworks management and the Sunworks Board, estimates of cost and revenue synergies and other pro forma effects, including the costs to achieve such synergies and other pro forma effects, referred to as the estimated synergies, that Peck could achieve after completion of the Merger, including expected annual run rate cost synergies of approximately $6.0 million. The estimated cost synergies are expected to come primarily from optimizing branch footprint, reducing redundant spending on technology systems, scaling proprietary racking technology, and improving supply chain sourcing capabilities. Peck also expects to realize scale benefits from shared corporate functions including accounting, HR, legal, and policy and reducing the expenses of maintaining two separate public companies. The estimated revenue synergies are expected to come over time primarily as a result of Peck’s ability to generate enhanced value creation for customers and stockholders from a larger base of solar assets. Peck expects to be able to offer batteries to a larger base of existing solar customers, to offer increased value in grid service partnerships from expanded scale in local markets, to realize efficiencies from larger-scale project finance capital raising activities, and to benefit from the opportunity to build an even stronger and more recognizable consumer brand. The estimated synergies assume that the expected benefits of the Merger will be realized. See the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 21 and 24, respectively, of this Joint Proxy Statement/Prospectus for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the Merger.

Interests of Peck’s Directors and Executive Officers in the Merger
In considering the recommendation of the Peck Board that Peck stockholders vote to approve the Peck Share Issuance Proposal, and the Peck Adjournment Proposal, Peck stockholders should be aware that the directors and executive officers of Peck may have interests in the Merger that are different from, or in addition to, the interests of Peck stockholders generally. The Peck Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Merger, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in making its recommendation that Peck stockholders vote to approve the Peck Share Issuance Proposal, and the Peck Adjournment Proposal.
Following completion of the Merger, the members of the Peck Board as of the date of the Merger Agreement will continue to be directors of Peck and executive officers of Peck will continue to be executive officers of Peck, as further described in the section entitled “—Governance of Peck” beginning on page 150 of this Joint Proxy Statement/Prospectus. Peck’s directors and executive officers will not receive any special compensation the payment of which is contingent upon completion of the Merger. Certain of Peck’s executive officers may receive compensation under Peck’s executive compensation programs attributable to additional responsibilities in connection with the Merger and subsequent integration process. Peck’s director and executive compensation programs are described in further detail in the section entitled “Executive Compensation” beginning on page 194 of this Joint Proxy Statement/Prospectus for additional information.
Membership on Peck’s Board of Directors after the Merger
Four directors were serving on the Peck Board as at the date of the Merger Agreement with one vacancy created by the resignation as of August 6, 2020 of Mr. Douglas Rose as member of the Peck Board. At the completion of the Merger, Peck will increase the number of directors that comprise the Peck Board at the Effective Time by three directors and fill such newly created directorships with three directors who will be designated by the Sunworks Board. See the section entitled “—Governance of Peck” beginning on page 150 of this Joint Proxy Statement/Prospectus for additional information.
Interests of Sunworks’ Directors and Executive Officers in the Merger
In considering the recommendation of the Sunworks Board to approve (1) the Sunworks Merger Proposal, and (2) the Sunworks Adjournment Proposal, Sunworks stockholders should be aware that the directors and officers of Sunworks have interests in the Merger that may be different from, or in addition to, the interests of Sunworks stockholders generally and that may present actual or potential conflicts of interest. The Sunworks Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Merger, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending that the Sunworks stockholders approve (1) the Sunworks Merger Proposal and (2) the Sunworks Adjournment Proposal.
Treatment of Sunworks Stock Options
Immediately prior to completion of the Merger, all outstanding Sunworks stock options, whether or not vested or exercisable, under any Sunworks stock plan, will be, by virtue of the Merger, and without any action on the part of the holder of the stock option or any other person, automatically accelerated and terminated in accordance with the terms of such Sunworks stock plan without any consideration or payment. Each Sunworks stock plan will also terminate.
Indemnification; Directors’ and Officers’ Insurance
The Merger Agreement provides that Peck is required to indemnify and hold harmless the present and former directors and officers of Sunworks or any of its subsidiaries (the “Indemnified Parties”), in each case to the extent such persons are indemnified by Sunworks as provided in the governing or organizational documents of Sunworks or any of its subsidiaries and any indemnification agreements in existence as of the date of the Merger Agreement, from liabilities (including advancement of expenses and exculpation) for matters existing or occurring at or prior to the Effective Time.

For six years after the effective time, Peck will cause the indemnification, advancement of expenses and exculpation provisions in the surviving corporation’s Certificate of Incorporation and Bylaws to be no less favorable than such provisions of the Sunworks Certificate of Incorporation and the Sunworks Bylaws as in effect immediately prior to the date of the Merger Agreement and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the indemnified persons.
For a period of six years after the Effective Time, Peck shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (including any excess policies thereof) maintained by Sunworks (provided, that Peck may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policy maintained) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided that Peck will not pay, on an annual basis, in excess of 300% of the current aggregate annual premium paid by Sunworks as of the date of the Merger Agreement (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Peck shall obtain the greatest coverage available for a cost not exceeding an annual premium equal to the Premium Cap. In lieu of the foregoing, Peck may obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time weith at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events that occurred before or at the Effective Time, to the extent that the same may be obtained for an amount, on any annual basis, does not exceed the Premium Cap; provided, in the event that such equivalent coverage exceeds the Premium Cap, then Peck shall obtain the greatest coverage available for a cost not exceeding an annual premium equal to the Premium Cap.
See the section entitled “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Indemnification and Insurance” for additional information beginning on page 159 of this Joint Proxy Statement/Prospectus.
Membership on the Peck Board and Possible Continued Employment of Sunworks Officers Following the Merger
At the completion of the Merger, the Peck Board will be expanded to add three directors who will be designated by Sunworks’ Board. In addition, it is possible that certain officers of Sunworks may continue their employment with Peck after the Merger.
Payoff of Existing Indebtedness
Pursuant to that certain Loan Agreement, dated April 27, 2018, by and among Sunworks and certain lenders listed therein, as subsequently amended, Sunworks issued the Sunworks Subordinated Notes in an aggregate principal amount of $750,000 to Sunworks’ Chief Executive Officer and Sunworks’ Vice President of Commercial Operations. In connection with the closing of the Merger, all amounts owed under the Sunworks Subordinated Notes will be repaid in full to Sunworks’ Chief Executive Officer and Sunworks’ Vice President of Commercial Operations.
The Sunworks Subordinated Notes are otherwise due and payable on January 21, 2021. The Sunworks Board evaluated the Sunworks CEO’s interest in the Sunworks Subordinated Notes and concluded that such interest did not impair the Sunworks CEO’s independence as a Sunworks Board member in connection with the Merger.
Change of Control Payments
On September 26, 2017, Sunworks entered into a Change of Control Agreement with the Sunworks CEO, and, on September 22, 2017, with Paul McDonnel, the Interim Chief Financial Officer of Sunworks, to provide each of the employees with certain severance benefits in the event the employee’s employment with Sunworks terminates under certain circumstances. Because the Sunworks CEO resigned prior to the Merger, he will not be entitled to receive any severance benefits under any severance agreement.
Pursuant to the Change of Control Agreement with Mr. McDonnel, if within three months prior to a change of control or twenty-four months after a change of control, Mr. McDonnel’s employment terminates as a result of an involuntary termination or a resignation for good reason, then Sunworks has agreed, upon the terms and subject to the conditions of the Change of Control Agreement, to pay to Mr. McDonnel severance and health benefits for a period of twelve months.

Governance of Peck
Board of Directors
The Board of Directors of Peck as of the completion of the Merger will have seven members, consisting of:
•	the four Peck Continuing Directors; and
•	three directors who will be designated by the Sunworks’ Board.
Timing of the Transaction
The parties expect the Merger to be completed in the fourth quarter of 2020. Neither Peck nor Sunworks can predict, however, the actual date on which the Merger will be completed because it is subject to conditions beyond each company’s control. For a more complete description of the conditions to the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 161 of this Joint Proxy Statement/Prospectus.
No Appraisal or Dissenters’ Rights in the Merger
Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.
Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. No such appraisal rights are available for the shares of any class or series of stock, or depositary receipts in respect thereof, which stock, or depository receipts in respect thereof, at the Record Date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon an agreement of merger or consolidation, were either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.
Because the Merger is of Merger Sub with and into Sunworks and holders of Peck Common Stock will continue to hold their shares following completion of the Merger, holders of Peck Common Stock are not entitled to dissenters’ or appraisal rights in connection with the Merger.
Because Sunworks Common Stock is listed on Nasdaq, a national securities exchange, and because Sunworks stockholders hold Sunworks Common Stock, which is listed on Nasdaq as of the Sunworks Record Date for determining stockholders entitled to vote on the Sunworks Merger Proposal and will receive as Merger Consideration only shares of Peck Common Stock, which will be publicly listed on Nasdaq upon the completion of the Merger, and cash in lieu of fractional shares, Sunworks stockholders will not be entitled to dissenters’ or appraisal rights in connection with the Merger.
The Ancillary Agreements
Voting Agreements
In connection with the Merger Agreement, Mr. Jeffrey Peck, a stockholder of Peck, entered into a Voting Agreement with Sunworks (the “Peck Voting Agreement”). Mr. Peck beneficially owns or can direct the vote (pursuant to a Voting Agreement) of approximately 46.69% of the outstanding shares of Peck Common Stock. The Peck Voting Agreement requires, among other obligations, that Mr. Peck vote the shares of Peck Common Stock in which he controls voting rights in favor of the Merger and the other transactions contemplated by the Merger Agreement. Mr. Peck is further prohibited from voting the shares in which he controls voting rights for alternate acquisition proposals and from, directly or indirectly, assigning, selling, transferring or otherwise disposing of his shares of Peck Common Stock, subject to certain exceptions.
In connection with the Merger Agreement, the Mykilore Trust, a stockholder of Peck, entered into a Voting Agreement with Sunworks (the “Mykilore Voting Agreement”). The Mykilore Trust beneficially owns approximately 13.28% of the outstanding shares of Peck Common Stock. The Mykilore Voting Agreement requires, among other obligations, that the Mykilore Trust vote the shares of Peck Common Stock in which it has voting rights in favor of the Merger and the other transactions contemplated by the Merger Agreement. The Mykilore Trust is further prohibited from voting the shares for alternate acquisition proposals and from, directly or indirectly, assigning, selling, transferring or otherwise disposing of its shares of Peck Common Stock, subject to certain exceptions.
The foregoing description of the Peck Voting Agreement and Mykilore Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Peck Voting Agreements and the Mykilore Voting Agreement. For additional information, please see the full texts of the Peck Voting Agreement and Mykilore Voting Agreement, copies of which are filed as Exhibits 10.1 and 10,2, respectively, to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part.
Stockholder Lockup Agreements
Pursuant to the terms of the Merger Agreement, Peck entered into Lockup Agreement with Mr. Jeffrey Peck (the “Peck Lockup Agreement”), a stockholder of Peck. Mr. Peck beneficially owns approximately 46.69% of the outstanding shares of Peck Common Stock. The Peck Lockup Agreement restricts the ability of Mr. Peck to dispose of certain shares of Peck Common Stock held by him, representing approximately 19.92% of the outstanding shares of Peck Common Stock, for a period of 180 days after the Merger without Peck’s prior written consent (subject to certain exceptions set forth in the Peck Lockup Agreement).
Pursuant to the terms of the Merger Agreement, Peck entered into Lockup Agreement with the Mykilore Trust (the “Mykilore Trust Lockup Agreement”), a stockholder of Peck. The Mykilore Trust beneficially owns approximately 13.28% of the outstanding shares of Peck Common Stock. The Mykilore Lockup Agreement restricts the ability of the Mykilore Trust to dispose of certain shares of Peck Common Stock held by it, representing approximately 9.96% of the outstanding shares of Peck Common Stock, for a period of 180 days after the Merger without Peck’s prior written consent (subject to certain exceptions set forth in the Mykilore Trust Lockup Agreement).
The foregoing description of the Peck Lockup Agreement and Mykilore Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Peck Lockup Agreement and the Mykilore Lockup Agreement. For additional information, please see the full texts of the Peck Lockup Agreement and the Mykilore Lockup Agreement, copies of which are filed as Exhibits 10.3 and 10.4, respectively, to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part.
Accounting Treatment
Peck prepares its financial statements in accordance with GAAP. The Merger will be accounted for as an acquisition of Sunworks by Peck under the acquisition method of accounting in accordance with GAAP. Peck will be treated as the acquirer for accounting purposes.
All unaudited pro forma combined financial information contained in this Joint Proxy Statement/Prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the Merger is completed and after completion of an analysis to determine the estimated net fair value of Sunworks’ assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of Sunworks as compared to the unaudited pro forma information included in this Joint Proxy Statement/Prospectus will have the effect of increasing the goodwill recognized related to the Merger.
Listing of Peck Common Stock
Under the Merger Agreement, Peck will cause the shares of Peck to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance. It is a condition to the completion of the Merger that the Peck Common Stock to be issued to Sunworks stockholders pursuant to the Merger Agreement be approved for listing on Nasdaq, subject to official notice of issuance.
Following the Merger, shares of Peck Common Stock will continue to be traded on Nasdaq under the symbol “PECK”.

Potential Delisting and Deregistration of Sunworks Common Stock
Upon the completion of the Merger, Peck may cause Sunworks Common Stock, which is currently listed on Nasdaq, to be de-listed and may cause Sunworks to be subsequently deregistered under the Exchange Act. If this occurs, this will make certain provisions of the Exchange Act, such as the requirement of furnishing a proxy or information statement in connection with stockholder meetings, no longer applicable to Sunworks.
Restrictions on Sales of Peck Common Stock Received in the Merger
All shares of Peck Common Stock received by Sunworks stockholders in the Merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of Peck Common Stock received by any Sunworks stockholder who becomes an “affiliate” of Peck after completion of the Merger (such as Sunworks directors or executive officers who become directors or executive officers of Peck after the Merger). This Joint Proxy Statement/Prospectus does not cover resales of shares of Peck Common Stock received by any person upon completion of the Merger, and no person is authorized to make any use of this Joint Proxy Statement/Prospectus in connection with any resale.

THE MERGER AGREEMENT
Explanatory Note Regarding the Merger Agreement
The Merger Agreement is included to provide you with information regarding its terms. Neither the Merger Agreement nor the summary of its material terms included in this section is intended to provide any factual information about Peck or Sunworks. Factual disclosures about Peck and Sunworks contained in this Joint Proxy Statement/Prospectus and/or in the public reports of Peck and Sunworks filed with the SEC (as described in the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus) may supplement, update or modify the disclosures about Peck and Sunworks contained in the Merger Agreement. The Merger Agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Peck’s or Sunworks’ public disclosures. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Peck or Sunworks at the time they were made or otherwise.
Structure of the Merger
The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, Merger Sub will be merged with and into Sunworks in order to effect the Merger. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Sunworks will continue as the surviving corporation and a wholly-owned subsidiary of Peck.
At the completion of the Merger, the Sunworks Certificate of Incorporation and the Sunworks Bylaws will be amended and restated in their entirety. The Sunworks Certificate of Incorporation will amended and restated in the form of the Certificate of Incorporation attached as Exhibit A to the Merger Agreement. The by-laws of Merger Sub as in effect immediately prior to the effective time will be the by-laws of Sunworks, except that references to Peck Mercury, Inc.’s name will be replaced with references to Sunworks’ name.
Merger Consideration
At the completion of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Sunworks Common Stock issued and outstanding immediately prior to the effective time, except for the excluded shares, will be converted automatically into the right to receive the merger consideration, which is:
•	0.185171 shares of Peck Common Stock (subject to possible adjustment, as set forth in the Merger Agreement); plus
•	if applicable, cash in lieu of fractional shares of Peck Common Stock;
•	less any applicable withholding taxes.
The 0.185171 shares of Peck Common Stock (subject to possible adjustment, as set forth in the Merger Agreement) into which each share of Sunworks Common Stock, except for the excluded shares, will be converted is referred to as the Exchange Ratio.
If Peck issues any shares pursuant to the Exchange Agreement (the “Earnout Shares”), Sunworks’ stockholders will receive a number of shares of Peck Common Stock equal to 35% of (i) 5,718,529, plus (ii) the total number of Earnout Shares, plus (iii) the shares of Peck Common Stock issued to Sunworks’

stockholders pursuant to thie Merger Agreement, prior to the payment of cash for any fractional shares. Notwithstanding the foregoing, if the number of Earnout Shares is not determined prior to the date of the completion of the Merger, the Earnout Shares will be deemed to equal 1,167,503.
Other than as described above, the Exchange Ratio will not change between now and the date of the completion of the Merger, regardless of whether the market price of either Sunworks Common Stock or Peck Common Stock changes. Therefore, the value of the Merger Consideration will depend on the market price of Peck Common Stock at the completion of the Merger.
The market price of Peck Common Stock has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this Joint Proxy Statement/Prospectus to the date of the Special Meetings, the date the Merger is completed and thereafter. The market value of the Peck Common Stock to be issued in exchange for Sunworks Common Stock upon the completion of the Merger will not be known at the time of the Sunworks Special Meeting or the Peck Special Meeting. Therefore, current and historical market prices of Peck Common Stock are not reflective of the value that Sunworks stockholders will receive in the Merger, and the current stock price quotations for Sunworks Common Stock and Peck Common Stock may not provide meaningful information to Peck stockholders in determining whether to approve the Peck Share Issuance Proposal or to Sunworks stockholders in determining whether to approve the Sunworks Merger Proposal. Peck’s Common Stock is traded on Nasdaq under the symbol “PECK”, and Sunworks’ Common Stock is traded on Nasdaq under the symbol “SUNW.” Peck stockholders and Sunworks stockholders are encouraged to review carefully the other information contained in this Joint Proxy Statement/Prospectus or incorporated by reference in this Joint Proxy Statement/Prospectus. See the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.
No fractional share of Peck Common Stock will be issued upon the conversion or surrender for exchange of certificates or book-entry shares, and such fractional share interests will not entitle the owner thereof to any Peck Common Stock or to vote or to any other rights of a holder of Peck Common Stock. Each holder of shares of Sunworks Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Peck Common Stock after aggregating all certificates and book-entry shares delivered by such holder) will receive, in lieu thereof, cash (rounded to the nearest cent), without interest, in an amount equal to such fractional amount a holder would have been entitled to receive multiplied by the last reported sale price of Peck Common Stock on Nasdaq on the last complete trading date prior to the date that is the completion of the Merger. The payment of cash in lieu of fractional share interests pursuant to the terms and conditions set forth in the Merger Agreement is not separately bargained-for consideration.
In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Sunworks Common Stock or Peck Common Stock in connection with the Merger. Peck stockholders will continue to own their existing shares of Peck Common Stock, which will not be adjusted or otherwise changed by the Merger.
Treatment of Sunworks Stock Options and Other Stock-Based Compensation
Immediately prior to completion of the Merger, each then-outstanding Sunworks stock option, whether or not then vested or exercisable, under any Sunworks stock plan, will, by virtue of the Merger, and without any action on the part of the holder of the stock option, or any other person, automatically be, accelerated and terminated in accordance with the Sunworks stock plan, without any consideration or payment. Each Sunworks stock plan will also terminate.
Sunworks will adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the acceleration and termination of all outstanding Sunworks stock options and the termination of the Sunworks stock plan.
Closing and Effectiveness of the Merger
Unless another time, date or place is agreed to in writing by Peck and Sunworks, the closing of the Merger will occur at the offices of Merritt & Merritt, 60 Lake Street, 2nd Floor, Burlington, Vermont 05401 at 5:00 p.m., Eastern Time on the fifth business day after the satisfaction or waiver of all of the closing conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of such conditions).

The Merger will become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable law, such later time as may be mutually agreed by Peck and Sunworks in writing and specified in the Certificate of Merger.
Conversion of Shares; Exchange of Certificates; Fractional Shares
The conversion of shares of Sunworks Common Stock, except for certain specified shares, into the right to receive the Merger Consideration will occur automatically at the completion of the Merger.
Prior to the effective time, Peck or Merger Sub will enter into an agreement with an exchange agent selected by Peck. Promptly after the effective time, Peck will mail, or cause the exchange agent to mail or otherwise provide transmittal materials, including a letter of transmittal, to each former holder of record of a certificate, if any, and each former holder of record held in book-entry form that immediately prior to the effective time represented outstanding shares of Sunworks Common Stock. The letter of transmittal will specify that delivery of certificates will be effected and risk of loss and title to such certificates will pass only upon proper delivery of such certificates to the exchange agent or, with respect to book-entry shares, only upon delivery of an agent’s message to the exchange agent and will be in the form and have such other provisions as Peck and Sunworks may reasonably agree. The letter of transmittal will be accompanied by instructions for use in effecting the surrender of the certificates or book-entry shares, as applicable, in exchange for the number of shares of Peck Common Stock (which will be in book-entry form) representing, in the aggregate, (1) the whole number of shares that such holder has the right to receive in respect of such certificates or book-entry shares pursuant to the Merger Agreement and (2) cash in lieu of fractional shares of Peck Common Stock payable pursuant to the Merger Agreement, collectively referred to as the exchange payment. Upon surrender of a certificate, or upon delivery of an agent’s message, for cancellation to the exchange agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such certificate or book-entry shares will be entitled to receive in exchange the exchange payment.
As of the Effective Time, shares of Sunworks Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist. As of the completion of the Merger, each holder of a certificate or book-entry share representing any shares of Sunworks Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration as described above and subject to the terms and conditions set forth in the Merger Agreement.
Each of Peck, the surviving corporation, the exchange agent, and their affiliates will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the Merger Agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other applicable state, local or foreign tax law, and will be provided any tax forms or other information necessary to determine such deduction or withholding obligations. Any amounts so withheld will be remitted to the appropriate governmental authority and will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.
All shares of Peck Common Stock issued pursuant to the Merger Agreement will be issued in book-entry form.
Governance of Peck
Board of Directors
The Peck Board as of the completion of the Merger will have seven members, consisting of:
•	the four Peck Continuing Directors; and
•	three directors who will be designated by the Sunworks Board.
Representations and Warranties; Material Adverse Effect
The Merger Agreement contains representations and warranties made by Sunworks to Peck and by Peck to Sunworks. Certain of the representations and warranties in the Merger Agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be untrue, inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge. Furthermore, certain of the representations and warranties are subject to the qualifications set forth in the disclosure letter delivered to Peck by Sunworks, in the case of representations and warranties made by Sunworks, or the disclosure letter delivered to Sunworks by Peck, in the case of representations and warranties made by Peck (with each letter referred to as that party’s disclosure letter), as well as the reports of Sunworks or Peck, as applicable, filed with the SEC prior to the date of the Merger Agreement (excluding any disclosures set forth in any risk factor section or in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature).
The representations and warranties made by Sunworks to Peck, and by Peck to Sunworks, under the Merger Agreement relate to, among other things:
•	due organization, valid existence, good standing, qualification to do business and ownership of subsidiaries;
•	Certificate of Incorporation and Bylaws;
•	capital structure, including the number of shares of common stock, preferred stock, stock options and other equity-based awards outstanding or reserved for issuance and indebtedness;
•
corporate power and authority to enter into and to perform its obligations under the Merger Agreement and and consummate the transactions contemplated by the Merger Agreement, the legal, valid and binding nature of the Merger Agreement;

•	the absence of any contravention, conflicts, breach, default or violations under organizational documents and other agreements or laws;
•	consents and approvals required in connection with the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement;
•	applicability of takeover statutes;
•	documents filed with the SEC and financial statements;
•	internal controls and disclosure controls and procedures relating to financial reporting;
•	the absence of certain undisclosed liabilities or off-balance sheet arrangements;
•	Sarbanes-Oxley and Nasdaq compliance;
•	the absence of written complaints, allegations, assertions, or claims financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods;
•	the absence of certain changes or events;
•	tax matters and the intended tax treatment of the Merger;
•	intellectual property, information technology systems, privacy and data security;
•	compliance with applicable laws and orders;
•	possession of permits and licenses necessary to operate such party’s businesses;
•	the absence of certain legal proceedings and investigations;
•	brokers’ and finders’ fees in connection with the Merger Agreement or any transaction contemplated by the Merger Agreement;
•	related person transactions;
•	employee matters, including employee benefit plans and other labor and employment law matters;
•	owned or leased real property and personal property;

•	environmental matters;
•	material contracts;
•	insurance;
•	accuracy of information supplied or to be supplied in connection with this Joint Proxy Statement/Prospectus;
•	compliance with certain domestic and foreign anti-corruption, bribery or similar laws;
•	receipt by Sunworks of an opinon from its financial advisor;
•	no other representations or warranties; and
•	access to information and disclaimers.
The Merger Agreement also contains additional representations and warranties by Peck to Sunworks, relating to, among other things, the ownership of Sunworks shares, the operation and ownership of Merger Sub, corporate authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement by Merger Sub and the valid and binding nature of the Merger Agreement with respect to Merger Sub.
The representations and warranties of each of Sunworks and Peck will expire upon the completion of the Merger, except as set forth in the Merger Agreement.
Certain of the representations and warranties made by Sunworks and Peck are qualified as to “knowledge”, “materiality” or “material adverse effect”. For purposes of the Merger Agreement, “material adverse effect”, when used in reference to Sunworks or Peck, means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or, in the aggregate materially adverse to: (a) the business, results of operations, financial condition, or assets of the Peck and its subsidiaries, or Sunworks and its subsidiaries, each taken as a whole; or (b) the ability of Peck or Sunworks to consummate the transactions contemplated by the Merger Agreement on a timely basis, provided that no events, facts, developments, circumstances, changes, effects or occurrences to the extent relating to, arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a material adverse effect:
•
general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions (including the imposition or adjustment of tariffs);

•	general changes or developments in the industries in which Peck, Sunworks or their respective subsidiaries operate;
•
the execution and delivery of the Merger Agreement or the public announcement of the Merger or other transactions contemplated by the Merger Agreement, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of Peck, Sunworks, and their respective subsidiaries (provided that, such exceptions do not apply to representations and warranties relating to corporate authority and absence of conflicts), or the performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, including compliance with the covenants set forth in the Merger Agreement or any action taken or omitted to be taken by Peck or Sunworks at the written request of the other party;

•	changes, after the date of the Merger Agreement, of applicable laws or applicable accounting regulations or principles or interpretation or enforcement thereof;
•
any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions;

•
any Contagion Event (as defined in the Merger Agreement), or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto;

•
any change in the price or trading volume of the shares of the Common Stock of either Peck or Sunworks or the credit rating of Peck or Sunworks (provided that, the events, facts, developments, circumstances, changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a material adverse effect to the extent not excluded by another bullet point); and

•
any failure by either Peck or Sunworks to meet any published analyst estimates or expectations of their respective revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Peck or Sunworks to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that, the events, facts, developments, circumstances, changes, effects or occurrences underlying any such failure may be taken into account in determining whether there has been or reasonably be expected to be a material adverse effect to the extent not excluded by another bullet point);

provided, that the exceptions described in the first, second, fourth, and fifth bullet points will not apply to the extent the events, facts, developments, circumstances, changes, effects, or occurrences described in such bullet points have a disproportionate impact on Sunworks and its subsidiaries, or Peck and its subsidiaries, as applicable, relative to other participants in the industries in which Sunworks and its subsidiaries (taken as a whole), or Peck and its subsidiaries (taken as a whole), respectively, operate (in which case, solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or reasonably be expected to be a material adverse effect). Notwithstanding anything to the contrary in the Merger Agreement, any event, fact, development, circumstance, change, effect, or occurrence that arises out of a law, directive, guideline or recommendation promulgated by any governmental entity related to COVID-19 will not be deemed, either alone or in combination, to constitute or contribute to a material adverse effect, regardless of whether such effect is materially disproportionate.
Covenants and Agreements
Conduct of Business of Sunworks
Sunworks has agreed to certain covenants in the Merger Agreement regarding the conduct of its businesses between the date of the Merger Agreement and the Effective Time. During the period from the date of the Merger Agreement and the Effective Time, except as (1) expressly permitted by the Merger Agreement, (2) required by applicable law or (3) consented to by Peck in writing (which consent will not be unreasonably withheld, conditioned or delayed), Sunworks will, and will cause each of its subsidiaries to, (A) conduct its business in the ordinary and usual course of business consistent with past practice (with actions taken in response to the COVID-19 pandemic prior to the date of the Merger Agreement being deemed to be in the ordinary and usual course of business consistent with past practice), (B) use reasonable best efforts to preserve substantially intact its business organization and the material business relationships of Sunworks, its subsidiaries, and keep available the services of its officers and employees and the officers and employees of its subsidiaries and (C) will not, and will cause each of its subsidiaries not to (without the consent of Peck, such consent not to be unreasonably withheld, conditioned or delayed):
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amend or propose to amend, its Certificate of Incorporation or Bylaws or other applicable governing instruments or organizational documents, other than proposals included in Sunworks’ proxy statement for its 2020 annual meeting of stockholders;

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(i) split, combine, or reclassify any Sunworks securities or Sunworks’ subsidiary securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Sunworks’ or its subsidiaries’ securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned subsidiaries);

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issue, sell, pledge, dispose of, or encumber any Sunworks securities or Sunworks’ subsidiary securities, other than the issuance of shares of Sunworks Common Stock upon the exercise of any Sunworks equity-based award outstanding as of the date of the Merger Agreement in accordance with its terms;

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except as required by applicable law or by any Sunworks’ employee plan or contract in effect as of the date of the Merger Agreement (i) increase the compensation payable or that could become payable by Sunworks or any of its subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with Sunworks’ annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Sunworks employee plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Sunworks employee plan if it were in existence as of the date of the Merger Agreement, or make any contribution to any Sunworks employee plan, other than contributions required by law, the terms of such Sunworks employee plans as in effect on the date of the Merger Agreement, or that are made in the ordinary course of business consistent with past practice;

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acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances, or capital contributions to or investments in any person in excess of $75,000 in the aggregate;

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(i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise), or pledge, encumber, or otherwise subject to any lien (other than a permitted lien), any assets, including the capital stock or other equity interests in any Sunworks’ subsidiary, except in in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

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repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of Sunworks or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other contract to maintain any financial statement condition of any other person (other than any wholly-owned subsidiary of Sunworks) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

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enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Sunworks material contract or any lease with respect to material leased real estate or any other contract or lease that, if in effect as of the date of the merger agreement, would constitute a Sunworks material contract or lease with respect to material leased real estate hereunder, except in the ordinary course of business consistent with past practices;

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institute, settle, or compromise any legal action involving the payment of monetary damages by Sunworks or any of its subsidiaries of any amount exceeding $75,000 in the aggregate, other than (i) any legal action brought against Peck or Merger Sub arising out of a breach or alleged breach of the Merger Agreement by Peck or Merger Sub and (ii) the settlement of claims, liabilities, or obligations reserved against on the Sunworks balance sheet; provided, that neither Sunworks nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Sunworks’ business;

•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;
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(i) settle or compromise any material tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on Sunworks balance sheet as of the date of the Merger Agreement (or most recent consolidated balance sheet included in Sunworks SEC filings), (ii) make or change any material tax election, change any annual tax accounting period, or adopt or change any method of tax accounting, (iii) amend any material tax returns or file claims for material tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to Sunworks or its subsidiaries;

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enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar contract with respect to any joint venture, strategic partnership, or alliance, except in the ordinary course of business consistent with past practices;

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except in connection with actions relating to a takeover proposal superior to Peck’s prior to the requisite stockholder vote approving the Merger, any action to exempt any person from, or make any acquisition of Sunworks securities by any person not subject to, any state takeover statute or similar statute or regulation that applies to Sunworks with respect to a takeover proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Peck, Merger Sub, or any of their respective subsidiaries or affiliates, or the transactions contemplated by the merger agreement;

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abandon, allow to lapse, sell, assign, transfer, grant any security interest in, or otherwise encumber or dispose of any Sunworks intellectual property, or grant any right or license to any Sunworks intellectual property other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
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except to the extent expressly permitted by merger agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by the Merger Agreement; or

•	agree or commit to any of the foregoing.
Conduct of Business of Peck
Peck has agreed to certain covenants in the Merger Agreement regarding the conduct of its businesses during the period of time from the date of the Merger Agreement until the Effective Time. During the period of time from the date of the Merger Agreement until the Effective Time, except as (1) as expressly required by the Merger Agreement, (2) as required by applicable law, or (3) with the prior written consent of Sunworks (which consent will not be unreasonably withheld, conditioned or delayed), Peck will, and cause its subsidiaries to, (A) conduct its business in the ordinary and usual course of business consistent with past practice (with actions taken in response to the COVID-19 pandemic prior to the date of the Merger Agreement being deemed to be in the ordinary and usual course of business consistent with past practice), and (B) will not, and will cause each of its subsidiaries not to (without the consent of Sunworks, such consent not to be unreasonably withheld, conditioned or delayed):
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amend its Certificate of Incorporation and Bylaws or other applicable governing instruments or organizational documents in any manner that would adversely affect Sunworks or adversely affect the holders of Sunworks Common Stock relative to other holders of Peck Common Stock;

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(i) split, combine, or reclassify any Peck securities or Peck’s subsidiary securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any of Peck’s or Peck’s subsidiaries’ securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

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issue, sell, pledge, dispose of, or encumber any Peck securities, other than the issuances of Peck Common Stock issued upon the exercise of options or warrants, in each case provided such issuance is pursuant to the terms of such option or warrant, and such option or warrant outstanding as of the date the Merger Agreement;

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acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances, or capital contributions to or investments in any person;

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transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise), or pledge, encumber, or otherwise subject to any lien (other than a permitted lien), any assets, including the capital stock or other equity interests in any subsidiary of Peck, except in in the ordinary course of business consistent with past practice;

•	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;
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except to the extent expressly permitted by merger agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by the Merger Agreement; or

•	agree, authorize, or commit to take, any of the foregoing actions.
No Solicitation
Sunworks and Peck have each agreed not to, and to cause its respective subsidiaries and its and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors not to, directly or indirectly:
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solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any person or group (as defined in Section 13(d) of the Exchange Act) relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement), involving any: (a) direct or indirect acquisition of assets of Sunworks or Peck or their subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the fair market value of such party and its subsidiaries’ consolidated assets or to which 20% or more of such party’s and its subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 20% or more of the voting equity interests of Sunworks or Peck or any of their subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any person or group beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting power of Sunworks or Peck; (d) merger, consolidation, other business combination, or similar transaction involving Sunworks or Peck or any of their subsidiaries, pursuant to which such person or group would own 20% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of Sunworks or Peck or one or more of their Subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole; or (f) any combination of the foregoing (each such proposal, a “Takeover Proposal”).

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conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Sunworks or Peck or any of their respective subsidiaries to, afford access to the business, properties, assets, books, or records of Sunworks or Peck or any of their respective subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal;

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(A) except where the Sunworks Board or Peck Board, as applicable, makes a good faith determination, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Sunworks or Peck, as applicable, or any of their respective subsidiaries, or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

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enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract relating to any Takeover Proposal (each, an “Acquisition Agreement”).

In addition, Sunworks and Peck have each agreed to, and to cause its respective subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their representatives to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal.
The Merger Agreement also requires each party to (1) notify the other party promptly (but in no event later than 24 hours) after receipt by such party (or any of its Representatives) of any Takeover Proposal, any inquiry that could reasonably be expected to lead to a Takeover Proposal, or any request for non-public information relating to such party or any of its Subsidiaries or for access to the business, properties, assets, books, or records of such party or any of its Subsidiaries by any third party, which notice must identify the person making , and details of the material terms and conditions of, such Takeover Proposal, indication , including any material amendments or proposed amendments as to price and other material terms thereof, and (2) provide the other party with at least 24 hours’ prior notice of any meeting of its board of directors, or any committee thereof (or such lesser notice as is provided to the members of such party’s board of directors or committee thereof) at which such party’s board of directors, or any committee thereof, is reasonably expected to consider any Takeover Proposal. Such party shall promptly provide the other party with a list of any non-public information concerning such party’s or any of its subsidiaries’ business, present or future performance, financial condition, or results of operations, provided to any third party, and, to the extent such information has not been previously provided to the other party, copies of such information.
Notwithstanding these restrictions, the Merger Agreement provides that, prior to obtaining the requisite vote of the stockholders of Peck or Sunworks, as applicable, the Sunworks Board and the Peck Board, directly or indirectly through any representative, may, subject to notification requirements described above: (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Sunworks Board or Peck Board, as applicable, believes in good faith, after consultation with outside legal counsel and financial advisors, as applicable, constitutes a superior proposal (as defined below) or could reasonably be expected to result in or lead to a superior proposal; (ii) furnish to such third party non-public information relating to such party or any of its respective subsidiaries pursuant to an executed confidentiality agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes to the other party) that is no less favorable to either Sunworks or Peck as those contained in an existing confidentiality agreement between Sunworks and Peck provided that Sunworks or Peck, as applicable shall provide to Peck or Sunworks, as applicable, any information or data that is provided to such third party that was not previously made available to Peck or Sunworks, as applicable, prior to or substantially concurrently with the time it is provided to such third party (and in any event within 24 hours); (iii) following receipt of and on account of a superior proposal, change or withdraw its recommendation that its stockholders vote in favor of the proposals set forth in this Joint Proxy Statement/Prospectus; (iv) take any action that any court of competent jurisdiction orders such party to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Sunworks Board or Peck Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law. The Sunworks Board or Peck Board, as applicable, may disclose to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to an Takeover Proposal, if the party determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable law or would reasonably be expected to be inconsistent with its fiduciary duties.
For purposes of the merger agreement, a “superior proposal” means any bona fide and written Takeover Proposal with respect to Sunworks or Peck or their subsidiaries (with all references to 20% in the definition of “Takeover Proposal” above being treated as references to 50%) that such party’s board determines in good faith (after consultation with outside legal counsel and such party’s financial advisor) is more favorable from a financial point of view to the holders of such party’s common stock than the transactions contemplated by the Merger Agreement, taking into account: (a) all financial considerations; (b) the identity of the third party making such Takeover Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal; (d) the other terms and conditions of such Takeover Proposal and the implications thereof on such party, including relevant legal, regulatory, and other aspects of such Takeover Proposal deemed relevant by such party (including any conditions relating to financing, stockholder approval, regulatory approvals, or other events or circumstances beyond the control of the party invoking the conditions); and (e) any revisions to the terms of the Merger Agreement and the Merger contemplated by the Merger Agreement proposed by the other party during the Superior Proposal Notice Period (as defined below).
Changes in Board Recommendations
Sunworks and Peck have agreed under the Merger Agreement to, through their respective boards of directors, recommend to Sunworks’ stockholders the Sunworks Merger Proposal or to Peck’s stockholders the Peck Share Issuance Proposal respectively, and to include such recommendations in this Joint Proxy Statement/Prospectus.
The Merger Agreement provides that, subject to the exceptions described below, neither the Sunworks Board nor the Peck Board will (a) fail to make, withdraw, amend, modify, or materially qualify, in a manner adverse to the other party, its recomendation to its stockholders to vote in favor of the proposals set forth in this Joint Proxy Statement/Prospectus; (b) fail to include such recommendation in the Joint Proxy Statement that is mailed to stockholders; (c) recommend a Takeover Proposal; (d) fail to recommend against acceptance of any tender offer or exchange offer for the shares of Common Stock of Sunworks or Peck, as applicable, within 10 business days after the commencement of such offer; (e) fail to reaffirm (publicly, if so requested by the other party) its recommendation within 10 business days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by Sunworks or Peck, as applicable, or the person making such Takeover Proposal; or (f) resolving or agreeing to take any of the foregoing actions.
Notwithstanding the foregoing restrictions, the Sunworks Board or the Peck Board, as applicable, may effect a board recommendation change prior to obtaining the Sunworks stockholder approval or the Peck stockholder approval, as applicable, in response to the receipt of a superior proposal if (1) Sunworks or Peck, as applicable, promptly notifies the other party, in writing, at least three business days (the “Superior Proposal Notice Period”) before changing its recommendation or entering into (or causing one of its subsidiaries to enter into) an Acquisition Agreement, of such party’s intention to take such action with respect to a superior proposal, which notice shall state expressly that such party has received an alternative Takeover Proposal, that such party’s board of directors (or a committee thereof) intends to declare a superior proposal and that such party intends to change its recommendation and/or such party intends to enter into an Acquisition Agreement, (2) such party specifies the identity of the party making the superior proposal and the material terms and conditions thereof in such notice and includes an unredacted copy of the Takeover Proposal and attaches to such notice the most current version of any proposed agreement (which version shall be updated on a prompt basis) and any related documents including financing documents, to the extent provided by the relevant party in connection with the superior proposal, (iii) such party shall, and shall cause its representatives to, during the Superior Proposal Notice Period, negotiate with the other party in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a superior proposal, if the other party, in its discretion, proposes to make such adjustments (it being agreed that, in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a superior proposal, including any revision in price or financing, the Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least three business days remain in the Superior Proposal Notice Period subsequent to the time such party notifies the other party of any such material revision (it being understood that there may be multiple extensions)), and (iv) such party’s board of directors (or a committee thereof) determines in good faith, after consulting with outside legal counsel and its financial advisor, that such Takeover Proposal continues to constitute a superior proposal after taking into account any adjustments made by the other party during the Superior Proposal Notice Period in the terms and conditions of the Merger Agreement and in such case, as applicable, the failure of the Sunworks Board or Peck Board as applicable, to change its recommnedation would be inconsistent with its fiduciary duties under applicable law.
Efforts to Obtain Required Stockholder Vote
Sunworks has agreed to take all legal action necessary to call, give notice of, convene, and hold a special meeting of stockholders as soon as reasonably practicable after the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part is declared effective. Subject to the exceptions described above, Sunworks has agreed to use reasonable best efforts to: (a) solicit from the holders of Sunworks Common Stock proxies in favor of the Sunworks Merger Proposal; and (b) take all other actions necessary or advisable to secure the vote or consent of the holders of Sunworks Common Stock required by applicable law to obtain such approval. Sunworks has agreed to keep Peck and Merger Sub updated with respect to proxy solicitation results as requested by Peck or Merger Sub. Once the Sunworks Special Meeting has been called and noticed, Sunworks will not postpone or adjourn the Sunworks SpecialMeeting without the consent of Peck (other than: (i) in order to obtain a quorum of Sunworks’ stockholders; (ii) if there is insufficient number of Sunworks Common Stock represented (either in person or by proxy) and voting to obtain the vote required to approve the Sunworks Merger Proposal, whether or not a quorum is present (iii) if, after consultation with Peck, the Sunworks Board in good faith determines, after consultation with its outside legal counsel, that the failure to adjourn or postpone the meeting would be inconsistent with its fiduciary duties under applicable law (and, in such case, only postpone or adjourn the Sunworks Special Meeting to the extent reasonably necessary to mitigate such potential inconsistency); or (iv) as reasonably determined by Sunworks to comply with applicable law). Sunworks has agreed to use its reasonable best efforts to cooperate with Peck to hold the Sunworks Special Meeting on the same day and at the same time as the Peck Special Meeting as soon as reasonably practicable after the date of the Merger Agreement, and to set the same record date for each such meeting. If the Sunworks Board changes its recommendation with respect to Sunworks Merger Proposal, such event will not alter the obligation of Sunworks to submit the adoption of the Merger Agreement and the approval of the Merger to the holders of Sunworks Common Stock at the Sunworks Special Meeting to consider and vote upon, unless the Merger Agreement shall have been terminated in accordance with its terms prior to the Sunworks Special Meeting. The Sunworks Board has approved the Merger Agreement and the Merger by a unanimous vote of its directors and adopted resolutions directing that the Sunworks Merger Proposal Merger Proposal be submitted to the Sunworks stockholders for their consideration.
Peck has agreed to take all legal action necessary to call, give notice of, convene, and hold a special meeting of stockholders as soon as reasonably practicable after the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part is declared effective. Subject to the exceptions described above, Peck has agreed to use reasonable best efforts to: (i) solicit from the holders of Peck Common Stock proxies in favor of the approval of the Peck Share Issuance Proposal and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Peck Common Stock required by applicable law to obtain such approval. Peck has agreed to keep Sunworks updated with respect to proxy solicitation results as requested by Sunworks. Once the Peck Special Meeting has been called and noticed, Peck will not postpone or adjourn the Peck Special Meeting without the consent of Sunworks (other than: (A) in order to obtain a quorum of Peck’s stockholders; (B) if there is insufficient number of Peck Common Stock to obtain the vote required to approve the Peck Share Issuance Proposal; whether or not a quorum is present; (C) if, after consultation with Sunworks, the Peck Board in good faith determines, after consultation with its outside legal counsel, that the failure to adjourn or postpone the meeting would be inconsistent with its fiduciary duties under applicable law (and, in such case, only postpone or adjourn the Peck Special Meeting to the extent reasonably necessary to mitigate such potential inconsistency); or (D) as reasonably determined by Peck to comply with applicable law). Peck has agreed to use its reasonable best efforts to cooperate with Sunworks to hold the Peck Sepecial Meeting on the same day and at the same time as the Sunworks Special Meeting as soon as reasonably practicable after the date of the Merger Agreement, and to set the same record date for each such meeting. If the PeckBoard changes its recommendation with respect to the Peck Share Issuance Proposal, such event will not alter the obligation of Peck to submit the Peck Share Issuance Proposal to the holders of Peck Common Stock at the Peck Special Meeting to consider and vote upon, unless the Merger Agreement shall have been terminated in accordance with its terms prior to the Peck Special Meeting. The Peck Board has approved the Peck Share Issuance proposal by a unanimous vote of its directors and adopted resolutions directing that the Peck Share Issuance Proposal be submitted to the Peck stockholders for their consideration.
On August 9, 2020, Peck, as the sole stockholder of Merger Sub adopted the Merger Agreement and approved the Merger by written consent in accordance with the DCGL.
Directors’ and Officers’ Indemnification and Insurance
Peck and Merger Sub have agreed that all rights to indemnification, advancement of expenses, and exculpation by Sunworks now existing in favor of each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of Sunworks or any of its subsidiaries (each an “Indemnified Party”) as provided in the Certificate of Incorporation or Bylaws of Sunworks, in each case as in effect on the date of the Merger Agreement, or pursuant to any other contracts in effect on the date of the Merger Agreement and disclosed to Peck, will be assumed by the surviving corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and will remain in full force and effect in accordance with their terms. For a period of six years from the Effective Time, the surviving corporation will maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to the provisions of the Certificate of Incorporation and Bylaws of Sunworks as in effect immediately prior to the Effective Time with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time and will not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party, provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
The Surviving Corporation will: (i) for a period of six years after the Effective Time, cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (including any excess policies thereof) maintained by Sunworks (provided that the surviving corporation may substitute such policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Sunworks and its subsidiaries), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement), provided, however, that in no event will the surviving corporation be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by Sunworks or any of its subsidiaries for such insurance prior to the date of the Merger Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the surviving corporation will obtain the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.
Certain Tax Matters
The Merger Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and the parties have adopted it as such.
Other Covenants and Agreements
The Merger Agreement contains certain other covenants and agreements, including covenants relating to, among other things:
•	cooperation between Sunworks and Peck in the preparation of this Joint Proxy Statement/Prospectus;
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granting such approvals and taking such actions as are necessary to complete the Merger and eliminate or minimize the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the Merger Agreement;

•	confidentiality and access by each of Sunworks and Peck to certain information about the other party during the period prior to the completion of the Merger;
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Sunworks using its reasonable best efforts, prior to the completion of the Merger, to take actions that are reasonably necessary, proper or advisable on its part under applicable laws and policies of Nasdaq to enable the delisting of Sunworks Common Stock from Nasdaq and the deregistration of Sunworks Common Stock under the Exchange Act as promptly as practicable after the effective time;

•	cooperation between Sunworks and Peck in connection with public announcements;
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keeping the other party reasonably informed regarding stockholder litigation commenced after the date of the Merger Agreement and giving such other party the opportunity to consult with party regarding the defense or settlement of such litigation and shall consider the other party’s views with respect to such stockholder litigation (provided that no such settlement shall be agreed without the other party’s prior consent, such consent not to be unreaonsably withheld, delayed or conditioned);

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cooperation between Sunworks and Peck in connection with causing to be exempt under Rule 16b-3 promulgated under the Exchange Act: any dispositions of Sunworks Common Stock (including derivative securities with respsect to such shares) resulting fromt the transactions contemplated by the Merger Agreement by each director or officer of Sunworks or acquisitions of Peck Common Stock (including derivative securities with repsect to such shares) resulting from the transactions contemplated by the Merger Agreement individuals who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Peck;

•	Peck taking all actions necessary to increase the number of directors on the Peck Board by three and fill such vacancies with three directors designated by the Sunworks Board ;
•	Peck using its reasonable best efforts to cause the Peck Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance;
•	cooperation between Sunworks and Peck regarding notifications of certain matters;
•	using reasonable best efforts to obtain all necessary consents or waivers from third parties;
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subject to applicable law, cooperation between Sunworks and Peck in connection with the successful transition and integration at the closing of the Merger or such later date as may be determined by the parties; and

•	Peck to cause Merger Sub to perform certain of their respective obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in the Merger Agreement.
Conditions to the Merger
In addition to the approval of the Peck Share Issuance Proposal by Peck stockholders and of the Sunworks Merger Proposal by Sunworks stockholders, completion of the Merger is subject to the satisfaction (or waiver to the extent permitted by law) of a number of other conditions, including:
•	the effectiveness of the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus forms a part;
•	approval of the listing on Nasdaq of the Peck Common Stock forming the Merger Consideration;
•	the absence of any order or law that has the effect of enjoining or otherwise making illegal the consummation of the Merger;
•	the absence of a material adverse effect with respect to Peck or Sunworks, as applicable, since the date of the Merger Agreement;
•	the accuracy of the representations and warranties of Peck or Sunworks, as applicable, made in the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement);
•	the performance by Peck or Sunworks in all material respects, as applicable, of its covenants and obligations under the Merger Agreement; and
•	delivery of an officer’s certificate by each of Peck and Sunworks certifying satisfaction of the conditions described in the preceding three bullet points.
The parties expect to complete the Merger after all of the conditions to the Merger in the Merger Agreement are satisfied or waived, including after Peck receives stockholder approval of the Peck Share Issuance Proposal at the Peck Special Meeting and Sunworks receives stockholder approval of the Sunworks Merger Proposal at the Sunworks Special Meeting.
Governmental and Regulatory Approvals
In the United States, Peck must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Peck’s capital stock and the filing of this Joint Proxy Statement/Prospectus with the SEC.

Termination
The Merger Agreement may be terminated by mutual written consent of Peck, Merger Sub and Sunworks at any time before the completion of the Merger. In addition, the Merger Agreement may be terminated by either Sunworks or Peck:
•	if the Merger has not been completed by January 31, 2021 (the “End Date”);
•	if the Sunworks stockholder approval has not been obtained at the Sunworks Special Meeting or at any adjournment or postponement of such meeting;
•	if the Peck stockholder approval has not been obtained at the Peck Special Meeting or at any adjournment or postponement of such meeting;
•
if any court or other governmental entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

•
if Peck or Sunworks breaches or fails to perform any of its representations, warranties, covenants or other agreements in the Merger Agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the Merger Agreement, subject to certain materiality thresholds and rights to cure and other limitations;

•
if the Peck Board (in the case of a termination by Sunworks) or the Sunworks Board (in the case of a termination by Peck) changes its recommendation to its stockholders to vote in favor of the transaction or the other party materially breaches certain covenants under the Merger Agreement to not solicit alternative transactions or to hold its Special Meeting; or

•
at any time prior to the Peck Special Meeting or Sunworks Special Meeting, respectively, if the Peck Board (in the case of a termination by Peck) authorized Peck to enter into an acquisition agreement related to a superior proposal (with regard to 50% or more of the voting power, consolidated revenues, net income or assets of Peck) or if the Sunworks Board (in the case of a termination by Sunworks) authorizes Sunworks to enter into an Acquisition Agreement related to a superior proposal (with regard to 20% or more of the voting power, consolidated revenues, net income or assets of Sunworks).

If the Merger Agreement is terminated as described above, the Merger Agreement will be void without liability or obligation on the part of any party, subject to certain exceptions, including as described below and that no party will be relieved from liability for any willful breach of the Merger Agreement or fraud.
Termination Fee
Expenses and Termination Fees
Generally, each party is required to pay all fees and expenses incurred by it in connection with the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. However, upon a termination of the Merger Agreement, a party may become obligated to pay to the other party a termination fee, in the circumstances described below.
The Merger Agreement provides for payment of a termination fee by Sunworks to Peck of $375,000 in connection with a termination of the Merger Agreement under the circumstances described below:
•
if Peck terminates the Merger Agreement as a result of (i) the Sunworks Board making a change of recommendation or (ii) a material breach or failure to perform by Sunworks of certain of its covenants; or

•
if Peck terminates the Merger Agreement as a result of a breach of any representation, warranty, covenant, or agreement on the part of Sunworks, which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the Merger agreement, subject to certain materiality thresholds and rights to cure and other limitations, or

•
if prior to the receipt of Sunworks stockholder approval at the Sunworks virtual special meeting, the Sunworks Board authorizes Sunworks to enter into an Acquisition Agreement with respect to a takeover proposal (with regard to 50% or more of the voting power, of Sunworks or 50% or more of the consolidated revenues, net income or assets of Sunworks).

The Merger Agreement provides for payment of a termination fee by Peck to Sunworks of $375,000 in connection with a termination of the Merger Agreement under the following circumstances:
•	if Sunworks terminates the Merger Agreement as a result of (i) the Peck Board making a change of recommendation or (ii) a material breach or failure to perform by Peck of certain of its covenants; or
•
if Sunworks terminates the Merger Agreement as a result of a breach of any representation, warranty, covenant, or agreement on the part of Peck or Merger Sub which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the Merger agreement, subject to certain materiality thresholds and rights to cure and other limitations, or

•
prior to the receipt of Peck stockholders approval at the Peck virtual special meeting, the Peck Board authorizes Peck enter into an Acquisition Agreement with respect to an takeover proposal (with regard to 50% or more of the voting power of Peck or 50% or more of the consolidated revenues, net income or assets of Peck).

In any circumstances, if either Peck or Sunworks is paid a termination fee, such payment will be their sole and exclusive monetary remedy for any losses suffered by either as a result of the failure of the Merger or other transactions contemplated by the Merger Agreement to be consummated or for a breach of, or failure to perform the Merger Agreement.
Amendment and Waiver
Amendment
Subject to the provisions of applicable law, the Merger Agreement may be amended by mutual agreement of the parties in writing at any time before or after receipt of the requisite stockholder approvals; provided that any amendment of the Merger Agreement that requires the approval by the stockholders of Sunworks or the stockholders of Peck, as applicable, under applicable law, will be subject to such approval.
Waiver
At any time prior to the completion of the Merger, any party to the Merger Agreement may, in writing signed by the party or parties to be bound thereby and with specific reference to the Merger Agreement, (1) extend the time for the performance of any of the obligations or other acts of the other party or parties, (2) waive any inaccuracies in the representations and warranties in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (3) unless prohibited by applicable law, waive compliance with any of the covenants or conditions contained in the Merger Agreement.
Third-Party Beneficiaries
The Merger Agreement is binding upon and inures solely to the benefit of the parties to the Merger Agreement, and their permitted assigns and respective successors and nothing in the Merger Agreement, express or implied, is intended to or will confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of the Merger Agreement, other than at and after the completion of the Merger, the provision of the Merger Agreement relating to indemnification and exculpation from liability for the current or former directors and officers of Sunworks, and the provision of the Merger Agreement relating to the maintenance of directors’ and officers’ liability insurance and fiduciary liability insurance for indemnified parties.
Governing Law; Waiver of Jury Trial
Governing Law
The Merger Agreement and any other matters or disputes relating to the Merger Agreement are governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any laws of any jurisdiction other than the State of Delaware.

Waiver of Jury Trial
The parties have agreed to waive any and all rights to trial by jury in any litigation arising out of or relating to the Merger Agreement, transactions contemplated by the Merger Agreement or the negotiation, administration, performance, or enforcement of the Merger Agreement and/or transactions contemplated by the Merger Agreement.
Specific Performance
The parties have agreed in the Merger Agreement that irreparable damage, would occur in the event that the parties to the Merger Agreement do not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties have acknowledged and agreed that they will be entitled to an injunction, specific performance and any other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions, without any requirement for the posting of any bond or other security, in addition to any other remedy to which they are entitled at law or in equity. Each party agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (1) either party has an adequate remedy at law or (2) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party agreed that it will not oppose the specific performance of the terms and provision of the Merger Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Sunworks Common Stock that exchange their shares of Sunworks Common Stock for the per share Merger Consideration in the Merger. This discussion is based on the provisions of the Code, the regulations promulgated under the Code, judicial opinions and administrative rulings and published positions of the IRS, each as in effect as of the date hereof. These authorities are subject to change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion applies only to U.S. holders who hold Sunworks Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, or that may apply to holders that are subject to special treatment under the U.S. federal income tax laws (including, for example, non-U.S. holders, insurance companies, controlled foreign corporations, passive foreign investment companies, dealers or brokers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, U.S. holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, governmental agencies or instrumentalities, banks and certain other financial institutions, mutual funds, U.S. expatriates or certain former long-term residents of the United States, partnerships, S corporations, or other pass-through entities or investors in partnerships or such other entities, U.S. holders who hold Common Stock as part of a hedge, straddle, constructive sale or conversion or other integrated transaction, U.S. holders who own or are treated as owning under certain ownership attribution rules 5% or more of Sunworks by vote or value, retirement plans, individual retirement accounts or other tax-deferred accounts, regulated investment companies, real estate investment trusts, persons required to accelerate the recognition of any item of gross income with respect to Sunworks Common Stock as a result of such income being recognized on an applicable financial statement, U.S. holders that exercise dissenters’ rights and U.S. holders who acquired their Sunworks Common Stock through the exercise of employee stock options or other compensation arrangements).
This discussion does not address (a) the tax consequences of transactions occurring before, after or at the same time as the Merger, whether or not in connection with the Merger, (b) any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, (c) the tax consequences of ownership of Peck Common Stock following the Merger, or (d) any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to U.S. federal income tax. This discussion is not binding on the IRS or the courts and, therefore, could be subject to challenge, which could be sustained. If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Sunworks Common Stock, the tax treatment of a partner in such partnership will generally depend on the status of the partners and the activities of the partnership. If you are a person that for U.S. federal income tax purposes is treated as a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding Sunworks Common Stock, you should consult your own tax advisor about the tax consequences of the Merger to you.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Sunworks Common Stock that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

The actual tax consequences of the Merger to a particular holder of Sunworks Common Stock may be complex and will depend upon such holder’s specific situation and upon factors that are not within the control of Peck or Sunworks. You are urged to consult with your own tax advisors as to the tax consequences of the Merger to you in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.
Treatment of the Merger as a “Reorganization”
For U.S. federal income tax purposes the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, neither Peck nor Sunworks has sought, and neither of them will seek, an opinion of counsel or any ruling from the IRS regarding any matters relating to the Merger and the discussions of tax consequences contained herein will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the following are the material U.S. federal income tax consequences to Sunworks stockholders who receive Peck Common Stock and cash in lieu of fractional shares pursuant to the Merger.
Consequences to U.S. Holders
As a result of the Merger, you generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Peck Common Stock (in the manner described below). Your aggregate tax basis in the Peck Common Stock received in the Merger (including any fractional share deemed received and redeemed, as described below) will equal your aggregate adjusted tax basis in the shares of Sunworks Common Stock surrendered in the merger. The holding period of the Peck Common Stock received by you in the Merger (including any fractional share deemed received and redeemed for cash, as described below) will include your holding period for the Sunworks Common Stock surrendered in the Merger.
If you acquired different blocks of Sunworks Common Stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined, the character of that gain or loss, and the basis and holding period in your Peck Common Stock received.
Cash in Lieu of a Fractional Share of Peck Common Stock
If you receive cash in lieu of a fractional share of Peck Common Stock, you will be treated as having received the fractional share pursuant to the Merger and then as if such fractional share had been redeemed for cash in an amount equal to the amount of cash received in lieu of such fractional share. As a result, you will generally recognize gain or loss equal to the difference between the amount of such cash and the tax basis allocable to such fractional share. The gain or loss described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, your holding period for the relevant Sunworks Common Stock surrendered or exchanged is greater than one year. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
Payments made in exchange for Sunworks Common Stock pursuant to the Merger may be subject, under certain circumstances, to information reporting and backup withholding at the applicable statutory rate (currently, 24%). To avoid backup withholding, if you are a U.S. holder that does not otherwise establish an exemption, you should complete and return an IRS Form W-9 (or applicable successor form), certifying under penalties of perjury that you are a “United States person” (within the meaning of the Code), the taxpayer identification number provided is correct and you are not subject to backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner.

Other Reporting Requirements
If you receive Peck Common Stock as a result of the Merger, you are generally required to retain records pertaining to the Merger. In addition, if immediately prior to the Merger you owned 5% or more (by vote or value) of the total outstanding stock of Sunworks or Sunworks securities with a basis of $1 million or more, you will also generally be required to file a statement with your U.S. federal income tax return for the tax year in which the Merger occurs setting forth the names and employer identification numbers of Peck and Sunworks, the date of the Merger, and the fair market value and basis of your Sunworks Common Stock surrendered in the Merger and the fair market value of the Peck Common Stock received in the Merger.
The foregoing summary of the material U.S. federal income tax consequences of the Merger is for general information only and is not tax advice. Holders of Sunworks Common Stock should consult their tax advisors as to the specific tax consequences to them of the Merger in light of their particular circumstances, including the applicability and effect of any federal, state, local, foreign and other tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On August 10, 2020, Peck, Merger Sub and Sunworks entered into the Merger Agreement. The Merger Agreement contains the terms and conditions of the proposed Merger involving Peck and Sunworks, whereby Peck will acquire Sunworks in a stock-for-stock merger. Under the Merger Agreement, subject to the satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Sunworks, with Sunworks surviving the Merger and becoming a wholly-owned subsidiary of Peck. The Merger is expected to be completed in the fourth quarter of 2020.
At the completion of the Merger, each share of Sunworks Common Stock that is issued and outstanding immediately prior to the completion of the Merger, except for certain specified shares, will be converted into the right to receive 0.185171 fully paid and nonassessable shares of Peck Common Stock (subject to possible adjustment, as set forth in the Merger Agreement), and, if applicable, cash in lieu of fractional shares, less any applicable withholding taxes. We estimate that, immediately following completion of the Merger, former holders of Sunworks Common Stock will own approximately 36.54% of the outstanding Common Stock of Peck and pre-Merger holders of Peck Common Stock will own approximately 63.46% of the outstanding Common Stock of Peck.
The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Peck and Sunworks, as an acquisition by Peck of Sunworks using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Sunworks will be recorded by Peck at their respective fair values as of the date the Merger is completed. Certain reclassifications have been made to the historical financial statements of Sunworks to conform to the presentation in Peck’s financial statements.
The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if the transaction had occurred on June 30, 2020. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 give effect to the Merger as if the transaction had occurred on January 1, 2019.
A final determination of the fair values of Sunworks’ assets and liabilities, which cannot be made prior to the completion of the Merger, will be based on the actual net tangible and intangible assets of Sunworks that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill (or to a bargain purchase gain) and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented herein and could result in a material change in amortization of acquired intangible assets.
The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised and may not agree to actual amounts recorded by Peck upon consummation of the Merger. This information also does not reflect transaction costs, the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the Merger had been consummated on the date or at the beginning of the period indicated or that may be attained in the future.
The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of Peck and its subsidiaries, which are included elsewhere in this Joint Proxy Statement/Prospectus, and the historical consolidated financial statements and related notes thereto of Sunworks and its subsidiaries, which are also included elsewhere in this Joint Proxy Statement/Prospectus.

PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
The Peck Company Holdings, Inc.

As of June 30, 2020
(In thousands, except share data)
	Historical		Pro Forma Adjustments Note B		Pro Forma Combined
	June 30, 2020	June 30, 2020
	Peck	Sunworks
ASSETS
Current assets:
Cash and cash equivalents	$93	$7,838	(2,685)	(a)	$5,246
Restricted cash	—	348	—		348
Accounts receivable, net of allowance for doubtful accounts of $84	7,133	3,795	—		10,928
Inventory	—	1,668	—		1,668
Contract assets	—	4,273	—		4,273
Costs and estimated earnings in excess of billings	641	—	—		641
Prepaid expenses and other current assets	214	607	—		821
Total current assets	8,081	18,529	(2,685)		23,925
Property and equipment, net	6,357	372	—		6,729
Operating lease right -of-use asset	—	1,174	—		1,174
Other assets	—
Captive insurance investment	198	—	—		198
Due from stockholders	—	—	—		—
Investments	5,096	—	—		5,096
Other assets	—	58	—		58
Goodwill	—	5,464	3,423	(b)	8,887
TOTAL ASSETS	$19,732	$25,597	738		$46,067

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Accounts payable and accrued liabilities	$1,959	$6,989	(359)	(a)	$8,589
Billings in excess of costs	212	—	—		212
Due to stockholders	51	—	—		51
Line of credit	5,225	—	—		5,225
Contract liabilities	—	3,070	—		3,070
Customer deposits	—	739	—		739
Operating lease liability, current portion	—	855	—		855
Current maturities of long-term debt, net	362	30	—		392
Promissory note payable, net	—	2,164	(2,164)	(a)	—
Current portion of deferred compensation	28	—	—		28
Total current liabilities	7,837	13,847	(2,523)		19,161
Operating lease liability	—	319	—		319
Long-term debt, net	3,302	2,847			6,149
Deferred compensation, net	66	—	—		66
Deferred tax liability	676	—	—		676
Warranty liability	—	491	—		491
TOTAL LIABILITIES	11,881	17,504	(2,523)		26,862
Preferred stock – 0.0001 par value 1,000,000 shares authorized, 200,000 and 0 issued and outstanding at June 30, 2020 and December 31, 2019, respectively (Liquidation Value of $5,000,000)	—	—	—		—
Common stock – 0.0001 par value 49,000,000 shares authorized, 5,298,159 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	1	—	—		1
Common stock, $0.001 par value; 200,000,000 authorized shares; 16,628,992 shares issued and outstanding at June 30, 2020, respectively		17	(17)	(b)	—
Additional paid-in capital	5,508	88,979	(77,463)	(b)	17,024
Retained earnings	2,342	—	(162)	(a)	2,180
Accumulated deficit	—	(80,903)	80,903	(b)	—
Total shareholders’ (deficit) equity / stockholders’ (deficit) equity	7,851	8,093	3,261		19,205
Total liabilities, shareholders’ (deficit) equity and stockholders’ (deficit) equity	$19,732	$25,597	738		$46,067
See notes to the unaudited pro forma condensed combined financial information.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
The Peck Company Holdings, Inc.

For the Six Months Ended June 30, 2020
(In thousands, except share and per share data)
	Historical
	6 months ended
	June 30, 2020	June 30, 2020	Pro Forma Adjustments Note B		Pro Forma Combined
	Peck	Sunworks
Revenue	$6,755	$22,031	$—		$28,786
Cost of revenue earned	6,434	19,418	—		25,852
Gross profit	321	2,613	—		2,934
Warehouse and other operating expenses	376	—	—		376
Sales and marketing	—	1,175	—		1,175
General and administrative	1,482	5,259	(38)	(c)	6,703
Goodwill impairment	—	4,000			4,000
Total operating expenses	1,858	10,434	(38)		12,254
Operating loss	(1,537)	(7,821)	38		(9.320)
Interest expense	(146)	(396)	227	(a), (f)	(315)
Other income (expense), net	—	10	—		10
(Loss) income before income taxes	(1,683)	(8,207)	265		(9,625)
Benefit for income taxes	422	—	—		422
Net income (loss)	$(1,261)	$(8,207)	$ 265		$(9,203)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.24)	$(0.59)			$(1.10)
Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	5,298,159	13,896,447	(10,817,240)	(e)	8,377,366
See notes to the unaudited pro forma condensed combined financial information.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
The Peck Company Holdings, Inc.

For the Year Ended December 31, 2019
(In thousands, except share and per share data)
	Historical
	Year ended
	December 31, 2019	December 31, 2019	Pro Forma Adjustments Note B		Pro Forma Combined
	Peck	Sunworks
Revenue	$28,222	$59,830	—		$88,052
Cost of revenue earned	24,050	53,167	—		77,217
Gross profit	4,172	6,663	—		10,835
Warehouse and other operating expenses	864	—	—		864
Sales and marketing	—	2,992	—		2,992
General and administrative	2,386	12,000	—		14,386
Total operating expenses	3,250	14,992	—		18,242
Operating income (loss)	922	(8,329)	—		(7,407)
Interest expense	(244)	(863)	786	(f)	(321)
Other income (expense), net	—	6	—		6
Income (loss) before income taxes	678	(9,186)	786		(7,722)
Provision for income taxes	1,105	—	—		1,105
Net loss	$(427)	$(9,186)	$786		$(8,827)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.10)	$(2.07)			$(1.17)
Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	4,447,681	4,447,648	(1,368,441)	(e)	7,526,888
See notes to the unaudited pro forma condensed combined financial information.

NOTE A – BASIS OF PRESENTATION
On August 10, 2020, The Peck Company Holdings, Inc., a Delaware corporation (the “Parent”), entered into an Agreement and Plan of Merger dated August 10, 2020 by among the Parent, Sunworks, Inc., a Delaware corporation (the “Company”), and Peck Mercury, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) (the “Merger Agreement”). All capitalized terms have the meanings ascribed in the Merger Agreement.
The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding share of Company common stock, par value $0.001 per share (the “Company Common Stock”), will be converted into the right to receive 0.185171 (the “Exchange Ratio”) shares of Parent common stock, par value $0.0001 per share (the “Parent Common Stock”), as may be adjusted pursuant to the terms of the Merger Agreement, and, if applicable, an amount in cash, without interest, rounded to the nearest whole cent, in lieu of any fractional share interest in Parent Common Stock to which such stockholder otherwise would have been entitled. The shares of Parent Common Stock to be issued in connection with the Merger will be listed on the NASDAQ Stock Market. The Merger is intended to qualify as a reorganization for U.S. federal income tax purposes.
The unaudited pro forma condensed combined financial information of Peck’s financial condition and results of operations, including per share data, are presented after giving effect to the Merger. The pro forma financial information assumes that the Merger with Sunworks was consummated on January 1, 2019 for purposes of unaudited pro forma condensed combined statements of operations and on June 30, 2020 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the Merger, for purposes of the unaudited pro forma condensed combined statement of operations, as if it had been effective during the entire period presented.
The Merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill. Alternatively, if the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed exceeds the purchase price, the difference will be recorded as a bargain purchase gain.
The pro forma financial information includes estimated adjustments to record the assets and liabilities of Sunworks at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the fair values of Sunworks’ tangible, and identifiable intangible, assets and liabilities as of the effective date of the Merger.
NOTE B – PRO FORMA ADJUSTMENTS
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates, and assumptions. Subsequent to the completion of the Merger, Peck will engage an independent third party valuation firm to determine the fair value of the assets acquired and liabilities assumed which could significantly change the amount of the estimated fair values used in pro forma financial information presented.
(a)
Estimated payoff of remaining Crowd Out debt and accrued exit fees and related interest expenses. Approximately $2.685 million in cash was utilized to pay off the $2.164 million note and approximately $0.359 million in accrued exit fees and $0.162 million in interest expense. Payoff was required prior to closing on the Merger Agreement.

(b)	Elimination of Sunworks’ stockholders’ equity representing conversion of all of Sunworks’ common stock into the merger consideration, see ‘Note C’ for estimated goodwill calculation.
(c)	Elimination of legal and professional expenses incurred related to the Merger transaction.
(e)	Weighted average basic and diluted shares outstanding were adjusted to effect the merger of Sunworks into Peck.

(f)
Reversal of impact of Crowd Out issuance and interest expense on the statement of operations totaling $0.389 million and $0.786 million for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively. Additional interest expense of $0.162 million was incurred for the six months ending June 30, 2020 due to the payoff of the Crowd Out debt. The net result was a decrease in interest expense of $0.227 million for the six months ended June 30, 2020.

NOTE C – PRO FORMA ALLOCATION OF PURCHASE PRICE
The following table shows the pro forma allocation of the consideration paid for Sunworks’ common equity to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction (unaudited, dollars in thousands):
Purchase price:
Fair value of Peck common shares issued (3,079,207 shares), based on the closing price of Peck’s common stock on June 30, 2020 at $3.74 per share		$11,516
Cash paid		—
Total consideration transferred		$11,516
Fair value of identifiable assets acquired:
Cash and cash equivalents	$8,186
Accounts receivable	3,795
Inventory	1,668
Contract assets	4,273
Premises and equipment	1,546
Other deposits	58
Other current assets	607
Total identifiable assets	$20,133
Fair value of identifiable liabilities assumed:
Accounts payable and accrued liabilities	$6,989
Contract liabilities	3,070
Customer deposits	739
Operating lease liability	1,174
Loans payable	5,041
Other liabilities	491
Total identifiable liabilities	$17,504
Net assets acquired including identifiable intangible assets		2,629
Preliminary pro forma goodwill		$8,887
The following table depicts the sensitivity of the purchase price and resulting goodwill (bargain purchase option) to changes in the price of Peck’s common stock at a price of $3.74 as of June 30, 2020. The financial markets generally are experiencing higher than normal volatility and, therefore, the pro forma adjustments to goodwill (bargain purchase gain) may vary significantly due to such volatility. See the risks identified in the section entitled “Risk Factors” for more information about factors that may impact the price per share of Peck Common Stock.
Share Price Sensitivity (unaudited, dollars in thousands)
	Purchase Price	Estimated Goodwill
Up 20%	$13,819	$11,190
Up 10%	$12,668	$10,039
As presented in proforma	$11,516	$8,887
Down 10%	$10,365	$7,736
Down 20%	$9,213	$6,584

DESCRIPTION OF CAPITAL STOCK OF PECK AFTER THE MERGER
This section of the Joint Proxy Statement/Prospectus summarizes certain terms of Peck’s capital stock that will be in effect if the Merger is completed. Copies of the documents referred to in this description may be obtained as described under the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus. All references within this section to Common Stock mean the Common Stock of Peck following the Merger unless otherwise noted.
General
Peck’s authorized capital stock will consist of 49,000,000 shares of Common Stock, par value $0.0001 per share, of which 49,000,000 shares will be Common Stock, par value $0.0001 and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of which 200,000 shares are designated as Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”).
Common Stock
Peck’s Common Stock is listed on Nasdaq under the symbol “PECK”. Following the completion of the Merger, we expect that there will be approximately 8,377,366 shares of Peck Common Stock outstanding, all of which are expected to be fully paid and nonassessable.
Holders of Peck Common Stock will have one vote per share and on all matters submitted to a vote of stockholders. Except as otherwise required by law or Peck’s Certificate of Incorporation, at any annual or special meeting of the Peck stockholders the common stockholders will have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Except as otherwise required by law or Peck’s Certificate of Incorporation, the common stockholders will not be entitled to vote on any amendment to the Peck Certificate of Incorporation that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote on such amendment pursuant to the Peck Certificate of Incorporation. Except as otherwise expressly required by law or provided in the Peck Certificate of Incorporation and subject to any voting rights provided to holders of Preferred Stock at any time outstanding, there will be no cumulative voting. Subject to the rights of the holders of any outstanding series of Peck’s Preferred Stock, the Peck Board may, at its discretion, declare and pay dividends on Peck Common Stock of any funds of Peck legally available for the payment of dividends. If Peck is dissolved, liquidated, or wound up, the holders of Peck Common Stock are entitled to receive the assets of Peck available for distribution to its stockholders ratably in proportion to the number of shares held by them.
Holders of Peck Common Stock will not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Peck Common Stock will be subject to the rights of the holders of any series of Preferred Stock that Peck has designated and issued or that Peck may designate and issue in the future.
Preferred Stock
As noted above, the rights, preferences and privileges of holders of Peck Common Stock may be affected by the rights, preferences and privileges granted to holders of Preferred Stock. For this reason, you should be aware that the Peck Board will have the authority, without further action by the stockholders, to issue shares of Preferred Stock in one or more series, and to fix the rights, preferences and privileges of each series, which may be greater than the rights of the Peck Common Stock.
Peck has authorized 1,000,000 shares of Preferred Stock, of which 200,000 shares are designated as Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has the following rights and privileges:
Voting – The holders of the Series A Convertible Preferred Stock are not entitled to voting rights.
Conversion – Each share of Peck Series A Convertible Preferred Stock, is convertible at the option of the holder into one share of Peck Common Stock. The outstanding shares of Series A Convertible Preferred Stock automatically convert into Peck Common Stock upon the occurrence of (i) the trading of the shares of Peck Common Stock is equal to or greater than $15.00 per share for any 20 days in a 30 day trading period, or (ii) when there is a change in control and the holder would receive consideration equal to or greater than the preferred liquidation preferences.

Dividends – The holders of the Series A Convertible Preferred Stock in preference to the holders of Peck Common Stock, are entitled to receive, if and when declared by the Peck Board, dividends at the rate of $2.00 per share per annum.
Liquidation – In the event of any liquidation, dissolution, winding-up or sale or merger of Peck, whether voluntarily or involuntarily, each holder of Series A Convertible Preferred Stock is entitled to receive, in preference to the holders of Peck Common Stock, a per-share amount equal to the original issue price of $25.00 (as adjusted, as defined), plus all declared but unpaid dividends.
Redemption – Peck may redeem any or all of the shares of the Series A Convertible Preferred Stock at any time by paying in cash $27.50 per share plus any accrued and unpaid dividends solely at Peck’s option.
It is not possible to state the actual effect of the issuance of any additional series of Preferred Stock upon the rights of holders of Peck Common Stock until the Peck Board determines the specific rights of the holders of that series. However, the effects might include, among other things:
•	restricting dividends on the Peck Common Stock;
•	diluting the voting power of the Peck Common Stock;
•	impairing the liquidation rights of the Peck Common Stock; and
•	delaying or preventing a change in control of Peck.
As of the completion of the Merger, we expect that there will be no shares of preferred stock outstanding other than the Series A Convertible Preferred Stock.
Statutory Provisions
Section 203 of the DGCL, under certain circumstances, may make it more difficult for a person who is an “Interested Stockholder”, as defined in Section 203, to effect various business combinations with a corporation for a three-year period from the time the person became an “Interested Stockholder” unless:
•	prior to the date of the transaction, the Peck Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•
at or subsequent to the date of the transaction, the business combination is approved by the Peck Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and, within three years prior to the determination of interested stockholder status did own, together with its affiliates and associates, 15% or more of a corporation’s outstanding voting stock.
Under Delaware law, a corporation’s Certificate of Incorporation or stockholder-adopted Bylaws may exclude a corporation from the restrictions imposed by Section 203. However, the Peck Certificate of Incorporation and the Peck Bylaws do not exclude Peck from these restrictions, and these restrictions will apply to Peck.
Exchange Listing
Peck Common Stock is currently listed on Nasdaq under the ticker “PECK”.
Transfer Agent and Registrar
The transfer agent and registrar for Peck Common Stock is Continental Stock Transfer & Trust Company, LLC, referred to as Continental Stock Transfer. Continental Stock Transfer’s address is 1 State Street, 30th Floor, New York, NY 10004 and its telephone number is (212) 509-4000.

COMPARATIVE RIGHTS OF STOCKHOLDERS
Both Peck and Sunworks are incorporated under the laws of the State of Delaware, and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. Peck will continue to be a Delaware corporation following completion of the Merger and will be governed by the DGCL.
Upon completion of the Merger, the Sunworks stockholders immediately prior to the completion of the Merger will receive Peck Common Stock. Based on the number of shares of Peck Common Stock and Sunworks Common Stock outstanding as of the Peck Record Date and the Sunworks Record Date, respectively, pre-Merger holders of Peck Common Stock will own approximately 63.46% of the outstanding Peck Common Stock and former holders of Sunworks Common Stock will own approximately 36.54% of the outstanding Peck Common Stock upon the completion of the Merger. The rights of the former Sunworks stockholders and the Peck stockholders will thereafter be governed by the DGCL and by the Peck Certificate of Incorporation and the Peck Bylaws. The rights of Peck’s stockholders following the Merger are generally consistent with the rights of Peck stockholders prior to the Merger, other than with respect to the governance provisions that will be implemented in connection with the Merger as described in the section entitled “The Merger Agreement—Governance of Peck” beginning on page 150 of this Joint Proxy Statement/Prospectus.
The following description summarizes the material differences between the rights of Sunworks stockholders and the rights of Peck stockholders, based on the Peck Certificate of Incorporation and the Peck Bylaws and the Sunworks Certificate of Incorporation and the Sunworks Bylaws and the DGCL. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Peck Certificate of Incorporation and the Peck Bylaws and the Sunworks Certificate of Incorporation and the Sunworks Bylaws. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.
	Rights of Peck Stockholders	Rights of Sunworks Stockholders
Authorized Capital Stock	The authorized capital stock of Peck consists of 49,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.	The authorized capital stock of Sunworks consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Preferred Stock
The Peck Board is authorized, subject to limitations prescribed by law, to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Peck Board providing for the issue of such series (a “Preferred Stock Designation”).

The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital

The Sunworks Board is authorized to provide, by resolution, for one or more series of preferred stock to be comprised of authorized but unissued shares of preferred stock. Except as may be required by law, the shares in any series of preferred stock need not be identical to any other series of preferred stock. Before any shares of any such series of preferred stock are issued, the Sunworks Board shall fix, and is hereby expressly empowered to fix, by resolution, the rights, preferences and privileges of, and qualifications, restrictions and limitations applicable to, such series.

The Sunworks Board is authorized to increase the number of shares of the preferred stock designated for any existing series of preferred stock by a resolution adding to such series

	Rights of Peck Stockholders	Rights of Sunworks Stockholders

stock of Peck entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

200,000 shares of Peck Series Convertible A Preferred Stock were outstanding as of the date of this Joint Proxy Statement/Prospectus.

authorized and unissued shares of the preferred stock not designated for any other series of preferred stock. The Sunworks Board is authorized to decrease the number of shares of the preferred stock designated for any existing series of preferred stock by a resolution, subtracting from such series unissued shares of the preferred stock designated for such series.

No shares of Sunworks preferred stock were outstanding as of the date of this Joint Proxy Statement/Prospectus.

Dividends and Liquidation Preference
The Peck Board, subject to the rights of any outstanding series of Peck Preferred Stock, may declare and pay dividends upon the shares of Peck’s Common Stock out of any assets or funds of Peck legally available for distribution.

The holders of the Peck Series A Convertible Preferred Stock will be entitled to receive dividends at a rate of $2.00 per share (appropriately adjusted for any stock splits, stock dividends, recapitalizations and the like) per year, payable in preference and priority to any dividends in Peck Common Stock out of funds legally available for distribution. Such dividends are cumulative and the right to such dividends shall accrue to holders of the Peck Series A Convertible Preferred Stock for every year that such shares are issued and outstanding.

In the event of any liquidation, dissolution or winding up of Peck, the holders of the Peck Series A Convertible Preferred Stock will be entitled to be paid, before any distribution or payment is made to any holders of common stock, out of the assets of Peck available for distribution to holders of capital stock, an amount (the “Liquidation Preference”) equal to (i) $25.00 per share (appropriated adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event); plus (ii) any accrued but unpaid dividends.
The Sunworks Board may declare a dividend from time to time out of the assets or funds of Sunworks that are legally available for distribution.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders
Voting Rights, Protective Provisions, Conversion and Redemption
Each holder of shares of Peck’s Common Stock is entitled to one vote for each share of capital stock held by the stockholder, except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, and except with respect to any amendment to the Peck Certificate of Incorporation or any Preferred Stock Designation that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon.

Except as set forth below, the holders of the Peck Series A Convertible Preferred Stock are not entitled to vote on any matter.

So long as shares of the Peck Series A Convertible Preferred Stock are outstanding, without the written consent of the holders of at least a majority of the then outstanding Peck Series A Convertible Preferred stock (with each share being entitled to one vote), given in writing or by vote at a meeting consenting or voting separately as a series, Peck will not (i) amend the Peck Certificate of Incorporation if such amendment would materially adversely affect any of the rights, preferences, privileges or limitations of any shares of Peck Series A Convertible Preferred Stock, (ii) redeem, purchase or others acquire for value any share of Peck Common Stock or other capital stock junior to the Peck Series A Convertible Preferred Stock (other than certain specified exceptions), (iii) redeem, purchase or otherwise acquire for value any share of Peck Series A Convertible Preferred Stock, other than a redemption, purchase or other acquisition for cash which is offered pro rata to all holders of Peck Series A Convertible Preferred Stock, (iv) increase or decrease the authorized number of shares of Peck Series A Convertible Preferred Stock, (v) enter into a change in control transaction that does not result in the automatic conversion of the Peck Series A Convertible Preferred Stock, (vi) issue any shares of capital stock with preference or priority over the Peck Series A Convertible Preferred Stock, or (vii) approve or

Each holder of shares of Sunworks’ Common Stock is entitled to one vote for each share of Common Stock standing in such holder’s name on the records of Sunworks on each matter submitted to a vote of the stockholders, subject to any special voting rights which may be granted to any additional series of preferred stock in the Sunworks Board resolutions which create such series.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders

authorize the liquidation, dissolution and winding up of Peck or file a petition for bankruptcy.

As soon as practicable after the date on which the closing price of Peck Common Stock is equal to or greater than $15.00 per share as reported on Nasdaq for any 20 days within a 30 day trading period, or immediately prior to a change of control transaction in which the holders of Peck Common Stock would receive consideration equal to or greater than the Liquidation Preference amount, then all shares of Peck Series A Convertible Preferred Stock will be converted automatically into the number of shares of Peck Common Stock at a conversion rate equal to the quotient obtained by dividing (i) $25.00 by (ii) an amount equal to the 10-day average of the closing price of Peck’s Common Stock as reported by Nasdaq for the 10 trading days preceding the date of Peck’s notice of redemption less 10% with respect to the Peck Series A Convertible Preferred Stock.

After the fifth anniversary of the date of issuance, Peck may, at the option of the Peck Board, redeem any outstanding shares of Peck Series A Convertible Preferred Stock at any time by paying in cash $27.50 per share (subject to appropriate adjustment for dividends, stock splits, combinations or other similar recapitalization) plus any declared but unpaid dividends.

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the Certificate of Incorporation or Bylaws.

The Peck Bylaws provide that, subject to the rights of the holders of any outstanding series of Peck preferred stock, the Chairman of the Peck Board, the Chief Executive Officer, or the Peck Board pursuant to a resolution adopted by a majority of the Peck Board, may call special meetings of the stockholders at any time.

The Sunworks Bylaws provide that the Chairman of the Sunworks Board, the President, the Sunworks Board, any two or more members of the Sunworks Board, or one or more stockholders holding not less than 10% of the voting power of Sunworks, may call special meetings of the stockholders at any time.

Stockholder Action by Written Consent
Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the Certificate of Incorporation provides otherwise.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders
Notice of Meetings of Stockholders
Except as otherwise provided by law, notice of the place, if any, date and times of the meeting of stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and voting at such meeting, the Record Date for determining the stockholders entitled to vote at the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be provided to each stockholder entitled to vote at such meeting as of the Record Date no less than ten but not more than 60 days prior to the date of the meeting.

Except as otherwise provided by law, notice of any meeting of stockholders shall specify (i) the place, date and hour of the meeting, (ii) those matters which the Sunworks Board intends to present for action by the stockholders, (iii) the names of nominees whom management intends to present for election, (iv) in the case of a special meeting, the general nature of any business to be transacted, (v) in the case of any meeting, the general nature of business to be transacted if such business relates to any proposal to take action with respect to the approval of (a) contract or other transaction with an interested director, governed by the DGCL, (b) an amendment of the Sunworks Certificate of Incorporation, (c) the reorganization of Sunworks within the meaning of the DGCL, (d) the voluntary dissolution of Sunworks, or (e) a plan of distribution in dissolution, and (vi) such other matters, if any, as may be expressly required by the DGCL. Notice of meetings shall be given in writing to each stockholder entitled to vote at such meeting not less than ten days (or, if sent by third class mail, 30 days) nor more than 60 days before the date of the meeting.

Quorum for Meetings of Stockholders
Except as required by law or as set forth below, at any meeting of the stockholders, the presence in person or by proxy of the holders of a majority of the shares entitled to vote at the meeting will constitute a quorum for the transaction of business.

Where a separate vote by a class or series or classes or series is required, the presence in person or by proxy of the holders of a majority of the voting power of the outstanding shares of such class or series or classes or series will constitute a quorum entitled to take action with respect to such matter.

The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at, all meetings of the stockholders for the transaction of business. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders
Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors
Stockholders (i) who are record holders on the date of giving the required notice of such stockholders’ nominations or proposals and on the Record Date for the determination of stockholders entitled to vote at the meeting and (ii) who have timely complied in writing with the notice procedures and other requirements of Peck’s Bylaws, are allowed to nominate candidates for election to the Peck Board at annual meetings of stockholders or special meetings of stockholders at which directors are to be elected or, with respect to annual meetings only, propose business to be considered by stockholders.

In connection with an annual meeting, to be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of Peck not later than the 90th day nor earlier than the 120th day before the one-year anniversary of the date of the immediately preceding year’s annual meeting; provided, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (i) the close of business on the 90th day before the meeting or (ii) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by Peck. In connection with nominations of candidates for election to the Peck Board at any special meeting of stockholders at which directors are to be elected, to be timely, notice of such nominations must be received by the secretary at Peck’s principal executive office not later than the close of business on the tenth day following the day on which public announcement is first made of the date of the special meeting. Any such notice must also be in proper form and otherwise comply with the requirements set forth in the Peck Bylaws.

The Sunworks Certificate of Incorporation and Sunworks Bylaws do not provide any specific requirements with respect to stockholder proposals or nominations of candidates for election to the Sunworks Board.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders
Number of Directors
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s Bylaws unless the Certificate of Incorporation fixes the number of directors.

The Peck Certificate of Incorporation and the Peck Bylaws provide that the number of directors must not be less than one nor more than 9, as shall be determined by the Peck Board from time to time, provided that in the event the outstanding shares of stock are owned by fewer than three stockholders, the number of directors may be a number not less than the number of stockholders.

There are currently four directors serving on the Peck Board and one vacancy, but it is intended that the Peck Board shall be expanded to consist of seven directors if the Merger is consummated.

The Sunworks Certificate of Incorporation and Sunworks Bylaws provide that the number of directors must not be not less than one nor more than 15 as fixed from time to time by resolution of a majority of the Sunworks Board.

There are currently five directors serving on the Sunworks Board.

Election of Directors
The DGCL provides that, unless the Certificate of Incorporation or Bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The DGCL also permits classified boards.

The Peck Bylaws provide that all director elections will be determined by plurality votes.

The Peck Certificate of Incorporation classifies the Peck Board into three classes as nearly equal in size as is practicable, designated: Class A, Class B and Class C, with each class serving a term of three years.
The Sunworks Bylaws provide that directors receiving the highest number of votes, up to the total number of directors to be elected, shall be elected. The Sunworks Board is not classified.

Removal of Directors
Section 141(k) of the DGCL provides that, unless the Certificate of Incorporation provide otherwise, in the case of a corporation like Peck whose board is classified, any director or the entire board of directors may be removed only for cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Because the Peck Certificate of Incorporation does not contain a provision contrary to Section 141(k) of the DGCL, directors of Peck may be removed only for cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

The entire Sunworks Board, or any individual director, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders
See also the section entitled “The Merger Agreement—Governance of Peck” beginning on page 150 of this Joint Proxy Statement/Prospectus.

Vacancies of Directors
Vacancies for any reason and newly created directorships resulting from any increase in the number of directors may be filled only by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Any vacancy, other than a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, whether or not less than a quorum, or by a sole remaining director, and each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

Any vacancy created by the removal of a director may be filled only by a vote of the majority of the shares entitled to vote at a duly held meeting of the stockholders, or by the unanimous written consent of the holders of the outstanding shares entitled to vote.

The stockholders may at any time elect directors to fill any other vacancies not filled by the directors, and any such election made by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Quorum and Manner of Acting for Meetings of the Board
A quorum of the Peck Board will consist of a majority of the Peck Board for the transaction of business.

The act of a majority of the directors present at any meeting where there is a quorum will be the act of the Peck Board, except as may be otherwise specifically provided by statute, the Peck Certificate of Incorporation or the Peck Bylaws.

The Sunworks Bylaws provide that a quorum of the Sunworks Board shall consist of a majority of the total authorized number of directors for the transaction of business.

The vote of a majority of the directors present at any meeting at which a quorum is present will be the valid act of the Sunworks Board, except as may be otherwise specifically provided by statute, the Sunworks Certificate of Incorporation or the Sunworks Bylaws.

Special Meetings of the Board of Directors
Special meetings of the Peck Board (i) may be called at any time by the Chairman of the Peck Board or the President and (ii) shall be called by the Chairman of the Peck Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be.
Special meetings of the Sunworks Board may be called at any time by the Chairman of the Sunworks Board, the president, any vice president, the secretary or by any two directors.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders
Limitation on Liability of Directors
The DGCL permits corporations to include provisions in their Certificate of Incorporation exculpating their directors for monetary damages for certain breaches of fiduciary duty as a director. A corporation may not eliminate liability for a director’s breach of the duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful dividends, stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

The Peck Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, no director will be personally liable to Peck or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Peck or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Sunworks Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, no director of will be liable to Sunworks or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors and Officers
Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation and indemnification may only be made in such actions with respect to expenses actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that a corporation may not indemnify a person against such expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The DGCL permits corporations to pay the expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section, and to otherwise advance expenses to other persons such as former directors and officers of the corporation and other employees and agents of the corporation.

Rights of Peck Stockholders	Rights of Sunworks Stockholders

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

The Peck Certificate of Incorporation and the Peck Bylaws provide that Peck must indemnify, to the fullest extent permitted by applicable law (now or hereinafter in effect), any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative (other than an action by or in the right of Peck) by reason of the fact that such person is or was a director or officer of Peck or is or was serving at the request of Peck as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of Peck, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The Peck Bylaws also provide that Peck must, to the fullest extent permitted by the DGCL (now or hereinafter in effect) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Peck to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Peck, or is or was a director or officer of Peck serving at the request of the Peck as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner

The Sunworks Bylaws provide that Sunworks must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (referred to herein as the “proceeding”) by reason of the fact that such person is or was a director or officer of Sunworks, or is or was serving at the request of Sunworks as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise (such persons, referred to herein as “Sunworks indemnified persons”), against expenses (including attorneys’ fees and out-of-pocket expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person (collectively, the “losses”) in connection with such proceeding.

To the fullest extent permitted by the DGCL, expenses incurred by an officer or director of Sunworks in defending any proceeding shall be paid by Sunworks in advance of the final disposition of such proceeding unless otherwise determined by the Sunworks Board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount in the event that it ultimately is determined that such person is not entitled to be indemnified by Sunworks as authorized in the Sunworks Bylaws .

Sunworks may purchase and maintain insurance on behalf of any Sunworks indemnified person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Sunworks would have the power to indemnify such person against such liability under the provisions of the Sunworks Bylaws.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders

such person reasonably believed to be in or not opposed to the best interests of Peck, except that Peck shall not indemnify certain claims, issues or matters as to which such person shall have been adjudged to be liable to Peck unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Expenses (including attorneys’ fees) incurred by an officer or director of Peck in defending any proceeding shall be paid by Peck in advance of the final disposition of such proceeding as authorized by the Peck Board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified under the Peck Bylaws.

Peck may purchase and maintain insurance on behalf of any director, officer, employee or agent of Peck or another corporation, partnership, joint venture, trust or other enterprise against any liability, whether or not Peck would have the power to indemnify such person against such liability under the Peck Bylaws.

Amendments to Certificate of Incorporation
Under the DGCL, an amendment to the Certificate of Incorporation generally requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a separate class, if any.

The Peck Certificate of Incorporation does not contain any provisions with requirements in addition to the requirements of the DGCL.
The Sunworks Certificate of Incorporation provides that Sunworks reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in the Sunworks Certificate of Incorporation, and other provisions authorized at any time by DGCL may be added to the Sunworks Certificate of Incorporation in the manner now or hereafter prescribed by law.

	Rights of Peck Stockholders	Rights of Sunworks Stockholders
Amendments to Bylaws
The Peck Board is explicitly authorized to adopt, amend or repeal the Peck Bylaws. The Peck Bylaws further provide that the stockholders, with the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, may alter, amend, repeal or adopt any provision of the Peck Bylaws.

The Sunworks Board is explicitly authorized to adopt, amend or repeal the Sunworks Bylaws, provided that a change from a variable to a fixed Board may be made only by amendment of the Sunworks Certificate of Incorporation. The Sunworks Bylaws further provide that the stockholders, with the affirmative vote of the holders of a majority of the outstanding shares entitled to vote or by written consent of stockholders entitled to vote such shares, may amend, repeal or adopt any provision of the Sunworks Bylaws.

Change of Control Laws
Section 203 of the DGCL generally prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the time that the person became an interested stockholder, unless (x) prior to such time, the board of directors approved the business combination or the transaction that resulted in the person becoming an interested stockholder, (y) the business combination is approved in a prescribed manner or (z) a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder. The DGCL allows a corporation’s Certificate of Incorporation to contain a provision expressly electing not to be governed by the restrictions on business combinations set forth in Section 203.

Because the Peck Certificate of Incorporation and the Peck Bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, Peck is subject to Section 203 of the DGCL.

Because the Sunworks Certificate of Incorporation and Sunworks Bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, Sunworks is subject to Section 203 of the DGCL.

Forum Selection
The Peck Certificate of Incorporations provides, that, unless Peck consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Peck, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the Peck to Peck or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Peck Certificate of Incorporation or Peck Bylaws, (iv) any action asserting a claim governed by the internal affairs doctrine, or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL.

The Sunworks Bylaws provide that, unless Sunworks consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Sunworks, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the Sunworks to Sunworks or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Sunworks Certificate of Incorporation or Sunworks Bylaws , (iv) any action asserting a claim governed by the internal affairs doctrine, or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL.

Rights of Peck Stockholders	Rights of Sunworks Stockholders

The Peck Bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

The Sunworks Bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

PECK DIRECTORS, EXECUTIVE OFFICERS AND GOVERNANCE
Directors and Executive Officers
Peck directors and executive officers are as follows:
Name	Age	Position
Jeffrey Peck	49	Chief Executive Officer, President and Chairman of the Board
John Sullivan	45	Chief Financial Officer
Frederick Myrick	58	EVP of Solar and Director
Stewart Martin	55	Director
Daniel Dus	41	Director
Jeffrey Peck was appointed Chief Executive Officer and President of Peck upon the closing of the Reverse Merger and Recapitalization. Mr. Peck previously served as the majority owner and President of Peck Electric since he purchased it from his family in the late 1990s. Since then, Mr. Peck transformed Peck Electric from a local electrical contracting business to one of the largest commercial solar EPC companies in the Northeastern United States and ranked 60th in the U.S. by Solar Power World. Mr. Peck grew Peck Electric to nearly 100 employees, with many employees having tenures over 30 years. Mr. Peck was also responsible for timing the strategic direction of Peck Electric’s focus into solar EPC at the time when solar installation became a profitable business in 2013 and also began investing in a company-owned arrays, with a portfolio now approximately three megawatts. Mr. Peck has served as Chairman of Vermont Electrical Contractors, Chairman of the Joint Health and Welfare Committee as well as the IBEW Local 300 Pension funds. Mr. Peck graduated from Champlain College in 1993. Mr. Peck is well qualified to serve as a director due to his extensive management experience of the Peck.
John Sullivan was appointed Chief Financial Officer of Peck in August 2019. Mr. Sullivan previously served as Chief Financial Officer and Chief Operating Officer of Mammut Sports Group, Inc., a Swiss multinational mountaineering and trekking company, from July 2018 to August 2019, and from October 2015 to July 2018, Mr. Sullivan served as Vice President of Finance, Administration and Control of Nokian Tyres, North America, a Finnish tire manufacturing company. In such roles, Mr. Sullivan developed and managed all financial, administrative and internal control responsibilities for such companies’ North American operations, among other responsibilities. From October 2007 to October 2015, Mr. Sullivan served as Chief Financial Officer of Century Arms, Inc., Century International Arms, Inc. and Century International Arms, Corp., U.S. based firearms importers and manufacturers, where he managed the financial and accounting divisions of such companies. Prior to serving in such executive roles, Mr. Sullivan held consulting and senior accountant positions at Green Cab, LLC, The Syndio Group, Gallagher, Flynn & Company, Little Man, Inc. and the New England Culinary Institute. Mr. Sullivan holds a B.S. in Business Management from Union Institute & University.
Fredrick “Kip” Myrick was appointed to the Peck Board and as Executive Vice President of Solar upon the consummation of the Reverse Merger and Recapitalization, and had previously worked at Peck Electric for over 30 years since joining in 1988 as a journeyman electrician, including serving as Peck Electric’s Vice President until the consummation of the Reverse Merger and Recapitalization. In 1993, Mr. Myrick was promoted to foreman and successfully managed the numerous small and large-scale projects at Global Foundries, IBM’s chip-manufacturing business. From 1995 to 1998 Mr. Myrick held positions of general foreman and superintendent, then project manager/estimator in 2005. In 2006, Mr. Myrick became a significant minority shareholder in Peck and its Vice President, then started the Peck Solar division in 2008 and has managed the construction of the largest solar array in Vermont. Mr. Myrick is also responsible for the innovative dual-use farming of saffron with solar arrays in collaboration with the University of Vermont, which has attracted national news attention. Mr. Myrick is a NABCEP-certified Photovoltaic Installation Professional and holds a Vermont Master Electricians License. Mr. Myrick is well qualified to serve as a director due to his experience of solar project design and construction.
Stewart Martin was appointed to the Peck Board upon the consummation of the Reverse Merger and Recapitalization and previously served as a member of Jensyn’s Board of Directors since November 2016. Since August 2013, he has served as Executive Vice President, Sales and Producer Development of Marsh & McLennan Agencies – Florida, a subsidiary of Marsh & McLennan Companies. He previously served as Senior Vice President and a member of the Board of Directors of Seitlin Insurance and Advisors, which was acquired by

Marsh & McLennan, LLC in November 2011. Mr. Martin is well qualified to serve as independent director due to his substantial management and previous board experience.
Daniel Dus was appointed to the Peck Board in September 2019. Mr. Dus has served as the Head of Renewables Business, North America since July 2017 for Adani Solar USA, Inc., an affiliate of Adani Group, which is an integrated business conglomerate in India that consists of six publicly traded companies. In this role, Mr. Dus managed the construction of 453 megawatts in solar projects and developed a 1.8 gigawatt pipeline of solar projects for Adani Group in the U.S. From November 2015 to July 2017, Mr. Dus served as the chief development officer for Dynamic Energy Solutions, LLC, a full-service solar energy provider where Mr. Dus was responsible for new market entry, with a focus on greenfield development, community solar and shared renewables. From August 2013 to November 2015, Mr. Dus served as the chief strategy officer for Safari Energy, LLC, a solar power provider focused on serving real estate investment trusts, where Mr. Dus was responsible for business and project development process creation, integration, training and improvement. Prior to that, Mr. Dus served as the chief operations officer and the chief financial officer from September 2008 to August 2013 for Martifer Solar, S.A., a global solar photovoltaic power developer and engineering, construction and procurement, and operations and maintenance provider. At Martifer Solar, S.A., Mr. Dus was responsible for over 1,200 solar clients serviced under leases, power purchase agreements, direct purchase and community solar models, for managing a solar services platform that engaged 75 full time staff members and over 1,000 subcontracted laborers, and for obtaining corporate investment facilities and bonding facilities. Mr. Dus holds a Master of Business Administration from Drexel University and is a certified solar designer, Stanford-certified project manager, Villanova-certified Six Sigma Master Lean Blackbelt, and holds over fifty certificates in energy hedging, grid infrastructure and emerging energy technologies, as well as an OSHA 30. Mr. Dus owns the first property in the world ever powered by alternating current electricity. Mr. Dus is well qualified to serve as independent director due to his extensive industry and management experience.
Family Relationships
There are no family relationships among any of Peck’s directors or executive officers.
Involvement in Certain Legal Proceedings
Other than the foregoing, no officer, director, or persons nominated for such positions, promoter or significant employee of Peck has been involved in the last ten years in any of the following:
•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity;

•	being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity; or
•	having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.
Classified Board of Directors
In accordance with the Peck Certificate of Incorporation, the Peck Board is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving up to a three-year term.

The Peck Board consists of four members. Peck’s first class of directors will serve a one-year term expiring at our first annual meeting of stockholders following the consummation of the Reverse Merger and Recapitalization, our second class of directors will serve a two-year term expiring at Peck’s second annual meeting of stockholders following the consummation of the Reverse Merger and Recapitalization, and Peck’s third class of directors will serve a three-year term expiring at our third annual meeting of stockholders following the consummation of the Reverse Merger and Recapitalization.
During the fiscal year ended December 31, 2019, the Peck Board held two meetings and acted by unanimous written consent on two occasions and Peck’s audit committee held four meetings and acted by unanimous written consent on no occasions. Peck’s compensation committee has not yet met. During the fiscal year ended December 31, 2019, each of Peck directors attended at least 75% of the board meetings and their respective committee meetings. Peck does not have a policy regarding director attendance at annual meetings, but encourages the directors to attend if possible.
Committees of the Peck Board of Directors
The standing committees of Peck’s Board consists of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees report to the Peck Board as they deem appropriate and as the Peck Board may request. The composition, duties and responsibilities of these committees are set forth below.
Audit Committee
Peck has established an Audit Committee of the Peck Board, which consists of Messrs. Rose, Dus and Martin, each of whom meets the independent director standard under Nasdaq’s listing standards and under Rule 10A-3(b)(1) of the Exchange Act. Mr. Dus serves as Chairman of Peck’s Committee. The Peck Audit Committee’s duties, which are specified in Peck’s Audit Committee Charter, include, but are not limited to:
•
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of Peck financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions;
•	inquiring and discussing with management Peck’s compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by Peck’s independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by Peck’s management team in identifying potential target businesses.
The Peck Audit Committee will at all times be composed exclusively of independent directors who are “financially literate” as defined under Nasdaq’s listing standards. The Nasdaq listing standards define

“financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Peck must certify to the Nasdaq Capital Market that the Peck Audit Committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Peck has determined that Mr. Dus satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC.
Peck’s Board has adopted a written charter for the Peck Audit Committee, which is available on Peck’s corporate website at www.peckcompany.com. The information on Peck’s website is not part of this prospectus.
Compensation Committee
The members of the Peck Compensation Committee are Messrs. Rose, Dus and Martin, with Dr. Rose serving as chairman of the compensation committee. The Peck Compensation Committee’s duties, which are specified in Peck’s Compensation Committee Charter, include, but are not limited to:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to Peck’s President and Chief Executive Officer’s compensation, evaluating Peck’s President and Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Peck’s President and Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of Peck’s other executive officers;
•	reviewing Peck’s executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for Peck directors.
Peck’s Board has adopted a written charter for the Corporate Governance and Nominating Committee, which is available on Peck’s corporate website at www.peckcompany.com. The information on Peck’s website is not part of this prospectus. The charter also provides that the Peck Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Corporate Governance and Nominating Committee
Peck’s Corporate Governance and Nominating Committee is responsible for, among other matters: (1) identifying individuals qualified to become members of Peck’s Board, consistent with criteria approved by Peck’s Board; (2) overseeing the organization of Peck’s Board to discharge Peck’s Board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to Peck’s Board a set of corporate governance guidelines and principles applicable to Peck.
Peck’s Corporate Governance and Nominating Committee consists of Messrs. Rose, Dus and Martin, with Mr. Martin serving as the chairman. Peck’s Board has adopted a written charter for the Peck Corporate Governance and Nominating Committee, which will be available on Peck’s corporate website at www.peckcompany.com. The information on Peck’s website is not part of this prospectus.
Compensation Committee Interlocks and Insider Participation
During 2019, no officer or employee served as a member of Peck’s Compensation Committee. None of Peck’s executive officers serve as a member of the Peck Board or Peck Compensation Committee, or as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Peck’s Board or Peck’s Compensation Committee.

Director Independence
Peck’s Board has determined that Messrs. Dus and Martin are “independent directors”, as such term is defined in Rule 10A-3 of the Exchange Act and the Nasdaq listing standards.
Non-Employee Director Compensation
None of Peck’s non-employee directors received any compensation during the fiscal year ended December 31, 2019.

PECK EXECUTIVE COMPENSATION
The following Peck Executive Compensation describes the material elements of compensation for Peck’s executive officers identified in the Summary Compensation Table (“Named Executive Officers”), and executive officers that Peck may hire in the future. As more fully described above, the Peck Compensation Committee is responsible for recommendations relating to compensation of Peck’s directors and executive officers.
Compensation Program Objectives and Rewards
Peck’s compensation philosophy is based on the premise of attracting, retaining, and motivating exceptional leaders, setting high goals, working toward the common objectives of meeting the expectations of customers and stockholders, and rewarding outstanding performance. Following this philosophy, in determining executive compensation, Peck considers all relevant factors, such as the competition for talent, Peck’s desire to link pay with performance in the future, the use of equity to align executive interests with those of Peck’s stockholders, individual contributions, teamwork and performance, and each executive’s total compensation package. Peck strives to accomplish these objectives by compensating all executives with total compensation packages consisting of a combination of competitive base salary and incentive compensation.
The primary purpose of the compensation and benefits described below is to attract, retain, and motivate highly talented individuals who will engage in the behaviors necessary to enable Peck to succeed in its mission while upholding its values in a highly competitive marketplace. Different elements are designed to engender different behaviors, and the actual incentive amounts, which may be awarded to each Named Executive Officer are subject to the annual review of the board of directors. The following is a brief description of the key elements of Peck’s planned executive compensation structure.
•	Base salary and benefits are designed to attract and retain employees over time.
•	Incentive compensation awards are designed to focus employees on the business objectives for a particular year.
•
Equity incentive awards, such as stock options and non-vested stock, focus executives’ efforts on the behaviors within the recipients’ control that they believe are designed to ensure Peck’s long-term success as reflected in increases to Peck’s stock prices over a period of several years, growth in Peck’s profitability and other elements.

•
Severance and change in control plans are designed to facilitate a company’s ability to attract and retain executives as Peck competes for talented employees in a marketplace where such protections are commonly offered. Peck currently has not given separation benefits to any of its Name Executive Officers.

Benchmarking
Peck has not yet adopted benchmarking but may do so in the future. When making compensation decisions, Peck’s Board may compare each element of compensation paid to the Named Executive Officers against a report showing comparable compensation metrics from a group that includes both publicly-traded and privately-held companies. Peck’s Board believes that while such peer group benchmarks are a point of reference for measurement, they are not necessarily a determining factor in setting executive compensation as each executive officer’s compensation relative to the benchmark varies based on scope of responsibility and time in the position. Peck has not yet formally established its peer group for this purpose.
The Elements of the Peck Company’s Compensation Program
Base Salary
Executive officer base salaries are based on job responsibilities and individual contribution. The Peck Board reviews the base salaries of Peck’s executive officers, including its Named Executive Officers, considering factors such as corporate progress toward achieving objectives (without reference to any specific performance-related targets) and individual performance experience and expertise. Additional factors reviewed by the Board of Directors in determining appropriate base salary levels and raises include subjective factors related to corporate and individual performance. For the year ended December 31, 2019, the Peck Board approved all executive officer base salary decisions.

Peck’s Board determines base salaries for the Named Executive Officers annually, and the Peck Board, upon recommendation of the compensation committee proposes new base salary amounts, if appropriate, based on its evaluation of individual performance and expected future contributions. Peck adopted a 401(k) Plan in 2016 and base salary is the only element of compensation that is used in determining the amount of contributions permitted under the 401(k) Plan.
Summary Compensation Table
The following table sets forth information regarding the compensation awarded to or earned by the Peck executive officers listed below during the years ended December 31, 2019 and 2018. As an emerging growth company, Peck has opted to comply with the reduced executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for only Peck’s principal executive officer and the two most highly compensated executive officers other than Peck’s principal executive officer. Throughout this section, these officers are referred to as Peck’s “named executive officers.”
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(1)	Total ($)
Jeffrey Peck Chief Executive Officer, President and Chairman	2019	$299,600	$80,538	$—	—	$—	$380,138
	2018	$284,485	10,869	$—	—	$283,822	$579,176

Fred Myrick EVP of Solar	2019	$299,600	$80,967	$—	—	$—	$380,567
	2018	$206,233	16,235	$—	—	$141,911	$364,379

John Sullivan Chief Financial Officer	2019	$52,308	$36,527	$—	—	$—	$88,835
	2018	$—	$—	$—	—	$—	$—
(1)
“All Other Compensation” includes distributions to stockholders during the time that Peck Electric operated as an S-corporation. Distributions to stockholders who also served as managers of Peck Electric during its status as an S- corporation were determined based on the stockholders’ ownership percentages multiplied by 40.3% of net income for 2018.

Nonqualified Deferred Compensation
Peck did not sponsor any nonqualified defined contribution plans or other nonqualified deferred compensation plans during the years ended December 31, 2019 and 2018. Similarly, Peck did not sponsor any nonqualified defined contribution plans or other nonqualified deferred compensation plans during the years ended December 31, 2019 and 2018. Peck’s management or compensation committee may elect to provide its executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if Peck determine that doing so is in our best interests.
Outstanding Equity Awards as of December 31, 2019
Peck does not currently have any equity incentive plans in effect and as such, no option or warrant awards were issued to its named executive officers or are outstanding as of December 31, 2019.
Executive Employment Agreements and Arrangements
None.
Equity Incentive Plans
None.

PRINCIPAL STOCKHOLDERS OF PECK
The percentage ownership information shown in the table below is based upon 5,298,159 shares of Common Stock outstanding as of August 31, 2020. The percentage ownership information shown in the table below excludes an aggregate of 2,097,250 shares of Common Stock issuable upon the exercise of outstanding warrants, outstanding pre-funded warrants, and outstanding options, and shares of Common Stock issuable in connection with Common Stock awards as of August 31, 2019.
Name and Address of Beneficial Owner(1)	Shares of Common Stock	Percentage Owned
5% or greater stockholders
Mooers Partners, LLC 240 South Pineapple Ave., Suite 701 Sarasota, FL	335,976(2)	6.34%
Branton Partners, LLC 240 South Pineapple Ave., Suite 701 Sarasota, FL	335,976(3)	6.34%

Directors and executive officers
Jeffrey Peck	2,473,564(4)	46.7%
John Sullivan	*	*
Frederick Myrick	703,487(5)	13.3%
Daniel Dus	—	*
Stewart Martin	4,000	*
All officers and directors as a group (6 persons)	3,181,052	60.0%
*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the stockholders is 4050 Williston Road, #511, South Burlington, VT 05403.
(2)
The shares of Common Stock held by Mooers Partners, LLC are subject to a Voting Agreement dated June 20, 2019 among Peck, Jeffrey Peck, Mooers Partners, LLC and certain other parties, pursuant to which Mr. Peck has sole voting power of all such shares held by Mooers Partners, LLC. Mooers Partners, LLC has retained an economic interest in such shares.

(3)
The shares of Common Stock held by Branton Partners, LLC are subject to a Voting Agreement dated June 20, 2019, between Peck, Jeffrey Peck, Branton Partners, LLC and certain other parties pursuant to which Mr. Peck has sole voting power of all such shares held by Branton Partners, LLC. Branton Partners, LLC has retained an economic interest in such shares.

(4)
Pursuant to a Voting Agreement dated June 20, 2019, between Peck and Jeffrey Peck, Mr. Peck has sole voting power over an aggregate of 1,066,590 shares held by the following Peck stockholders including 335,976 shares of Common Stock held by Mooers Partners, LLC (as indicated in footnote (2) above), 335,976 shares of Common Stock held by Branton Partners, LLC (as indicated in footnote 3 above), 213,318 shares of Common Stock held by Veroma, LLC, 90,660 shares of Common Stock held by Corundum, AB and 90,660 shares of Common Stock held by Joseph Bobier.

(5)	These shares are held by The Mykilore Trust of which Mr. Myrick is a trustee.

PRINCIPAL STOCKHOLDERS OF SUNWORKS
The following table is based upon 16,628,992 shares of common stock outstanding as of August 31, 2020, and sets forth, based on the public filings of such individuals and entities and our knowledge of securities issued by us to them, certain information concerning the ownership of voting securities of: (i) each current member of the Board, (ii) our Chief Executive Officer and other executive officers named in the Summary Compensation Table, (iii) all of our current directors and executive officers as a group and (iv) each beneficial owner of more than 5% of the outstanding shares of any class of our voting securities.
Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of August 31, 2020 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of Outstanding Shares Beneficially Owned(3)
Paul McDonnel(4)	7,740	0.0%
Charles Cargile(5)	106,784	0.6%
Rhone Resch(6)	14,283	0.1%
Daniel Gross(7)	9,712	0.1%
Stanley Speer(8)	9,438	0.0%
Judith Hall(9)	2,578	0.0%
Steven Chan	—	—
All officers and directors as a group (7 persons)	150,535	0.9%
(1)	The address for our officers and directors is c/o of the Company, 1030 Winding Creek Road, Suite 100, Roseville, California 95678.
(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.
(3)	Percentage based on 16,628,992 shares of common stock issued and outstanding at August 31, 2020.
(4)	Includes (a) 2,218 shares of common stock, (b) 5,522 shares underlying options that are vested and currently exercisable and options which may be exercisable within 60 days of August 31, 2020.
(5)	Includes (a) 84,158 shares of common stock, (b) 22,626 shares underlying options that are vested and currently exercisable and options which may be exercisable within 60 days of August 31, 2020.
(6)	Includes (a) no shares of common stock, (b) 14,283 shares underlying options that are vested and currently exercisable and options which may be exercisable within 60 days of August 31, 2020.
(7)	Includes (a) no shares of common stock, (b) 9,712 shares underlying options that are vested and currently exercisable and options which may be exercisable within 60 days of August 31, 2020.
(8)	Includes (a) no shares of common stock, (b) 9,438 shares underlying options that are vested and currently exercisable and options which may be exercisable within 60 days of August 31, 2020.
(9)	Includes (a) no shares of common stock, (b) 2,578 shares underlying options that are vested and currently exercisable and options which may be exercisable within 60 days of August 31, 2020.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
The following table and the related notes present certain information with respect to the beneficial ownership of the Peck Common Stock of the combined company upon consummation of the Merger, assuming the closing of the Merger occurred on August 31, 2020, by:
•
each person, or group of affiliated persons, known by Peck and Sunworks to become the beneficial owner of more than 5% of the outstanding shares of Peck Common Stock of the combined company upon consummation of the Merger;

•	each named executive officer of the combined company;
•	each director of the combined company; and
•	all of the combined company’s directors and executive officers as a group.
The following table assumes an exchange ratio of 0.185171 shares of Peck Common Stock for each share of Sunworks Common Stock and that the closing of the Merger occurred on August 31, 2020. Immediately prior to the Merger and after all transactions that are to occur immediately prior to the Merger or sooner, Sunworks will have 16,628,992 shares of Sunworks Common Stock outstanding and Peck will have 5,298,159 shares of Peck Common Stock outstanding. Upon the closing of the Merger, the 16,628,992 shares of Sunworks Common Stock will be converted into the right to receive an aggregate of 3,079,207 shares of Peck Common Stock (subject to certain adjustments as set forth in the Merger Agreement) of the combined company, and there will be a total of 8,377,366 shares of Peck Common Stock of the combined company outstanding upon the closing of the Merger.
The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and any shares that the individual has the right to acquire within 60 days of August 31, 2020, through the exercise or conversion of any stock option, warrant, convertible security or other right. Shares of Peck’s or Sunworks’ Common Stock that may be acquired by an individual or group within 60 days of August 31, 2020, pursuant to the exercise or conversion of options, warrants, convertible securities or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Peck’s or Sunworks’ Common Stock of any other person shown in the table.
Subject to applicable community property laws, Peck and Sunworks believe that each of the persons named in the table below have sole voting and investment power with respect to the shares indicated as beneficially owned.
Name and Address of Beneficial Owner(1)	Shares of Common Stock	Percentage Owned
5% or greater stockholders
Mooers Partners, LLC 240 South Pineapple Ave., Suite 701 Sarasota, FL	335,976(2)	4.01%

Branton Partners, LLC 240 South Pineapple Ave., Suite 701 Sarasota, FL	335,976(3)	4.01%

Name and Address of Beneficial Owner(1)	Shares of Common Stock	Percentage Owned
Directors and executive officers
Jeffrey Peck	2,473,564(2)	29.5%
John Sullivan	*	*
Frederick Myrick	703,487(3)	8.4%
Daniel Dus	—	*
Stewart Martin	4,000	*
All officers and directors as a group (6 persons)	3,181,052	38.0%
*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the stockholders is 4050 Williston Road, #511, South Burlington, VT 05403.
(2)
The shares of Common Stock held by Mooers Partners, LLC are subject to a Voting Agreement dated June 20, 2010 among Peck, Jeffrey Peck, Mooers Partners, LLC and certain other parties, pursuant to which Mr. Peck has sole voting power of all such shares held by Mooers Partners, LLC. Mooers Partners, LLC has retained an economic interest in such shares.

(3)
The shares of Common Stock held by Branton Partners, LLC are subject to a Voting Agreement dated June 20, 2019, among Peck, Jeffrey Peck, Branton Partners, LLC and certain other parties pursuant to which Mr. Peck has sole voting power of all such shares held by Branton Partners, LLC. Branton Partners, LLC has retained an economic interest in such shares.

(4)
Pursuant to a Voting Agreement dated June 20, 2019, between Peck, Jeffrey Peck, and certain othe parties Mr. Peck has sole voting power over an aggregate of 1,066,590 shares held by the following stockholders, including 335,976 shares of Common Stock held by Mooers Partners, LLC (as indicated in footnore (2) above, 335,976 shares of Common Stock held by Branton Partners, LLC (as indicated in footnote (3) above, 213,318 shares of Common Stock held by Veroma, LLC, 90,660 shares of Common Stock held by Corundum, AB and 90,660 shares of Common Stock held by Joseph Bobier.

(5)	These shares are held by The Mykilore Trust of which Mr. Myrick is a trustee.

LEGAL MATTERS
The validity of the shares of Peck Common Stock to be issued pursuant to the Merger will be passed upon by Merritt & Merritt, Burlington, Vermont.
EXPERTS
Peck
The consolidated financial statements of Peck for the year ended December 31, 2019, attached to this Joint Proxy Statement/Prospectus, from Peck’s Annual Report on form 10-K, filed with the SEC on April 14, 2020, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein. Such consolidated financial statements are attached to this Joint Proxy Statement/Prospectus in reliance upon such reports given the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Peck as of December 31, 2018 and for the year then ended, included within this Joint Proxy Statement/Prospectus, from Peck’s Annual Report on Form 10-K, filed with the SEC on April 14, 2020, have been audited by McSoley McCoy & Company, an independent registered public accounting firm, as set forth in their report thereon, included herein. Such consolidated financial statements have been included in this Joint Proxy Statement/Prospectus in reliance upon such reports given the authority such firm as experts in accounting and auditing.
Sunworks
The consolidated financial statements of Sunworks at December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, included in this Joint Proxy Statement/Prospectus have been audited by Liggett & Webb, P.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report of Liggett & Webb, P.A. given on their authority as experts in accounting and auditing.
DEADLINES FOR SUBMITTING PECK STOCKHOLDER PROPOSALS
Stockholder Proposals
Stockholders may present proper proposals for inclusion in Peck’s Proxy Statement and for consideration at the next Annual Meeting of Stockholders by submitting their proposals in proper written form to Peck’s Corporate Secretary in a timely manner and such business must otherwise be a proper matter for stockholder action. Peck currently anticipates holding its next Annual Meeting of Stockholders in May 2021. For a stockholder proposal to be considered for inclusion in Peck’s Proxy Statement for its 2021 Annual Meeting of Stockholders, Peck’s Corporate Secretary must receive the written proposal at Peck’s principal executive offices in a reasonable time before Peck begins to print and mail its proxy materials for such annual meeting. A stockholder’s notice to the Secretary with respect to such notice business, to be timely, must be received by the Secretary at Peck’s principal executive office not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders, provided that, if the annual meeting is called for a date that is not 45 days before or after such anniversary date, notice by the stockholder, to be timely, must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by Peck. To be included in Peck’s proxy materials, such proposal must also comply with the Peck Bylaws and SEC regulations under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in Peck-sponsored proxy materials.
Stockholder proposals should be addressed to:
The Peck Company Holdings, Inc.
Attention: Secretary
4050 Williston Road, #511
South Burlington, Vermont 05403

If a stockholder who has notified Peck of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, Peck is not required to present the proposal for a vote at such annual meeting.
Stockholder Recommendations for Nominations to the Board of Directors and Nominations of Director Candidates
Peck’s Nominating Committee will consider candidates for director recommended by stockholders, so long as such recommendations comply with the Peck Certificate of Incorporation and the Peck Bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. Peck’s Nominating Committee will evaluate such recommendations in accordance with the Peck Certificate of Incorporation, the Peck Bylaws, its policies and procedures for director candidates, as well as other director nominee criteria. This process is designed to ensure that Peck’s Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to Peck’s business. Eligible stockholders wishing to recommend a candidate for nomination should contact Peck’s Corporate Secretary c in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder’s ownership of Peck’s Common Stock and a signed letter from the candidate confirming willingness to serve on Peck’s Board. Peck’s Nominating Committee has discretion to decide which individuals to recommend for nomination as directors.
Any recommendation for nomination must comply with the requirements set forth in the Peck Bylaws and should be sent in writing to Peck’s Corporate Secretary at The Peck Company Holdings, Inc., 4050 Williston Road, #511, South Burlington, Vermont. To be timely for Peck’s 2021 Annual Meeting of Stockholders, Peck’s Corporate Secretary must receive the nomination (i) in the case of an annual meeting, no later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is called for a date that is not 45 days before or after such anniversary date, notice by the stockholder, to be timely, must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by Peck and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by Peck.
The foregoing description of the procedures for a Peck stockholder to propose a nominee for election to the Peck Board or other business for consideration at an annual or special meeting is only a summary and is not complete. A copy of the Peck Bylaws is an exhibit to this Joint Proxy Statement/Prospectus. Additionally, copies of the Peck Bylaws, including the provisions which concern the requirements for stockholder nominations and other proposals, may be obtained by writing to Peck’s Corporate Secretary at Peck’s principal executive offices located at 4050 Williston Road, #511, South Burlington, Vermont. Any Peck stockholder considering making a nomination or other proposals should carefully review and comply with those provisions.

DEADLINES FOR SUBMITTING SUNWORKS STOCKHOLDER PROPOSALS
If the Merger is consummated, Sunworks will not have public stockholders and there will be no public participation in any future meetings of the stockholders of Sunworks. However, if the Merger is not consummated, Sunworks expects to hold its 2021 annual meeting of stockholders, although Sunworks reserves the right to delay or advance the date of its annual meeting as may be permitted under the Sunworks Bylaws and applicable law. A date has not been set for Sunwork’ 2021 annual meeting.
Sunworks welcomes comments or suggestions from its stockholders. Sunworks stockholders interested in submitting a proposal for inclusion in the proxy materials to be distributed by for Sunworks’ 2021 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 of the Exchange Act. To be eligible for inclusion, stockholder proposals must be received by Sunworks’ Secretary at the principal executive offices of Sunworks not less than 90 days nor more than 120 days prior to the one-year anniversary of Sunworks’ 2020 annual meeting of stockholders held on August 26, 2020; provided, however, that in the event that the date of Sunworks’ 2021 annual meeting of stockholders is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of Sunworks’ 2020 annual meeting of stockholders held on August 26, 2020, then, for notice by the stockholder to be timely, it must be so received by Sunworks’ Secretary not earlier than the close of business on the 120th day prior to Sunworks’ 2021 annual meeting of stockholders and not later than the close of business on the later of (i) the 90th day prior to Sunworks’ 2021 annual meeting of stockholders, or (ii) the tenth day following the day on which public announcement of the date of Sunworks’ 2021 annual meeting of stockholders is first made. To be included in Sunworks’ proxy materials, such proposal must also comply with the Sunworks Bylaws and SEC regulations under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in Sunworks-sponsored proxy materials. If the stockholder proposal regards nominations for election to the Sunworks Board, the stockholder’s written notice must include certain information concerning the stockholder and each nominee and proposal, as specified in the Sunworks Bylaws. Proposals should be sent to Sunworks’ Secretary at the principal executive offices of Sunworks.
The foregoing description of the procedures for a Sunworks stockholder to propose a nominee for election to the Sunworks Board or other business for consideration at an annual meeting is only a summary and is not complete. A copy of the Sunworks Bylaws may be obtained as described under the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus. Additionally, copies of the Sunworks Bylaws, including the provisions which concern the requirements for stockholder nominations and other proposals, may be obtained by writing to Sunworks’ Secretary at Sunworks’ principal executive offices located at 1030 Winding Creek Road, Suite 100, Roseville, CA 95678. Any Sunworks stockholder considering making a nomination or other proposals should carefully review and comply with those provisions.

HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this Joint Proxy Statement/Prospectus is being delivered to Peck stockholders residing at the same address and only one copy of this Joint Proxy Statement/Prospectus is being delivered to Sunworks stockholders residing at the same address, unless such stockholders, as applicable, have notified Peck or Sunworks, as applicable, of their desire to receive multiple copies of the Joint Proxy Statement/Prospectus. This process, which is commonly referred to as “householding”, potentially provides extra convenience for stockholders and cost savings for companies.
If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Joint Proxy Statement/Prospectus, or if you are receiving multiple copies of this Joint Proxy Statement/Prospectus and wish to receive only one, please contact Peck or Sunworks, as applicable, at the respective addresses identified below. Peck or Sunworks, as applicable, will promptly deliver, upon oral or written request, a separate copy of this Joint Proxy Statement/Prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed, as applicable, to The Peck Company Holdings, Inc., 4050 Williston Road, #511, South Burlington, Vermont 05403, Attn: Corporate Secretary or by contacting Peck by telephone at (802) 658-3378 or by e-mail at mdamato@peckcomany.com, or to Sunworks, Inc., 1030 Winding Creek Road, Suite 100, Roseville, CA 95678, Attn: Investor Relations, or by contacting Sunworks by telephone at (916) 409-6900 or by e-mail at proxyinfo@sunworksusa.com.
A number of brokerage firms have instituted householding for shares held in “street name”. If you and members of your household have multiple accounts holding shares of Peck Common Stock or Sunworks Common Stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions or require additional copies of this Joint Proxy Statement/Prospectus.

WHERE YOU CAN FIND MORE INFORMATION
Peck has filed a Registration statement on Form S-4 to register with the SEC the shares of Peck Common Stock to be issued to Sunworks stockholders in connection with the Merger. This Joint Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Peck in addition to being Proxy Statements of Peck and Sunworks for their respective Special Meetings. The Registration Statement, including the attached exhibits and annexes, contains additional relevant information about Peck and Sunworks.
Peck and Sunworks file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information about Peck and Sunworks. The address of that site is http://www.sec.gov. The reports and other information filed by Peck and Sunworks with the SEC are also available at their respective websites, which are http://www.peckcompany.com and http://www.sunworksusa.com. Information on these websites is not part of this Joint Proxy Statement/Prospectus.
Peck has supplied all information contained in this Joint Proxy Statement/Prospectus relating to Peck, as well as all pro forma financial information, and Sunworks has supplied all such information relating to Sunworks.
Documents are available from Peck or Sunworks, as the case may be, without charge. Peck stockholders or Sunworks stockholders, as applicable, may obtain these documents by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:
The Peck Company Holdings, Inc.
Attention: Corporate Secretary
4050 Williston Road, #511
South Burlington, Vermont 05403
(802) 658-3378
Sunworks, Inc.
Attention: Investor Relations
1030 Winding Creek Road, Suite 100
Roseville, CA 95678
(916) 409-6900
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable Special Meeting. Therefore, if you would like to request documents from Peck, please do so by [•], 2020 in order to receive them before the Peck Special Meeting. If you would like to request documents from Sunworks, please do so by [•], 2020 in order to receive them before the Sunworks Special Meeting.
You should rely only on the information contained in this Joint Proxy Statement/Prospectus to vote on the Sunworks Merger Proposal, the Sunworks Adjournment Proposal, the Peck Share Issuance Proposal and the Peck Adjournment Proposal. Neither Peck nor Sunworks has authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus.
If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Joint Proxy Statement/Prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Joint Proxy Statement/Prospectus does not extend to you.
This Joint Proxy Statement/Prospectus is dated September [•], 2020. You should not assume that the information in it is accurate as of any date other than that date or the date of such incorporated document, as applicable, and neither its mailing to Sunworks stockholders or Peck stockholders nor the issuance of shares of Peck Common Stock in the Merger will create any implication to the contrary.

THE PECK COMPANY HOLDINGS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
and
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

SUNWORKS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
and
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
The Peck Company Holding, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of The Peck Company Holdings, Inc. (the “Company”) as of December 31, 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum llp
Marcum llp
We have served as the Company’s auditor since 2019
New York, NY
April 14, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Peck Electric Company
South Burlington, Vermont
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Peck Electric Co. (the “Company”) as of December 31, 2018, the related statements of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we were required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Engagement Partner Disclosure
The engagement partner on our audit for the year ended December 31, 2018 was Thomas Stretton.
/s/ McSoley McCoy & Company
We have served as the Company’s auditor since 2018.
South Burlington,
Vermont VT Reg. No. 92-349
March 28, 2019, except for the unaudited proforma information on page 168 and Note 14, as to which is May 6, 2019

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS.
The Peck Company Holdings, Inc.
Consolidated Balance Sheets
December 31, 2019 and 2018
	2019	2018
Assets
Current Assets:
Cash	$95,930	$313,217
Accounts receivable, net of allowance	7,294,605	2,054,413
Costs and estimated earnings in excess of billings	1,272,372	718,984
Due from stockholders	0	2,858
Other current assets	201,326	0
Total current assets	8,864,233	3,089,472

Property and equipment:
Building and improvements	672,727	666,157
Vehicles	1,283,364	1,147,371
Tools and equipment	517,602	493,760
Solar arrays	6,386,025	6,386,025
	8,859,718	8,693,313
Less accumulated depreciation	(2,193,007)	(1,571,774)
	6,666,711	7,121,539
Other Assets:
Captive insurance investment	140,875	80,823
Due from stockholders	0	250,000
Cash surrender value – life insurance	0	224,530
	140,875	555,353
Total assets	$15,671,819	$10,766,364

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable, includes book overdraft of $1,496,695 and $0 at December 31, 2019 and 2018, respectively	$4,274,517	$1,495,785
Accrued expenses	119,211	236,460

Billings in excess of costs and estimated earnings on uncompleted contracts	126,026	180,627
Accrued losses on contract in progress	0	9,128
Due to stockholders	342,718	33,463
Line of credit	3,185,041	972,524
Current portion of deferred compensation	27,880	27,057
Current portion of long-term debt	426,254	410,686
Total current liabilities	8,501,647	3,365,730

Long-term liabilities:
Deferred compensation, net of current portion	88,883	116,711
Deferred tax liability	1,098,481	0
Long-term debt, net of current portion	1,966,047	2,212,885
Total liabilities	11,655,058	5,695,326

Commitments and Contingencies (Note 9)

Stockholders’ equity:
Preferred stock – 0.0001 par value 1,000,000 shares authorized, 0 issued and outstanding	0	0
Common stock – 0.0001 par value 49,000,000 shares authorized, 5,298,159 and 3,234,501 issued and outstanding as of December 31, 2019 and 2018, respectively	529	323
Additional paid-in capital	412,356	552,630
Retained earnings	3,603,876	4,518,085
Total Stockholders’ equity	4,016,761	5,071,038
Total liabilities and stockholders’ equity	$15,671,819	$10,766,364
The accompanying notes are an integral part of these consolidated financial statements.

The Peck Company Holdings, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2019 and 2018
	2019	2018
Earned revenue	$28,221,569	$15,956,097
Cost of earned revenue	24,050,197	12,806,767
Gross profit	4,171,372	3,149,330

Warehouse and other operating expenses	864,359	732,196
General and administrative expenses	2,385,900	1,226,102
Total operating expenses	3,250,259	1,958,298
Operating income	921,113	1,191,032

Other income (expenses)
Interest expense	(244,068)	(134,810)

Income before income taxes	677,045	1,056,222
Provision for income taxes	1,104,840	250
Net (loss) income	$(427,795)	$1,055,972

Pro forma information
Net (loss) income	$677,045	$1,056,222
Income tax expense	187,677	292,785
	$489,368	$763,437
Net (loss) income per share:
Weighted average shares outstanding
Basic	4,447,681	3,234,501
Diluted	4,447,681	3,234,501

Basic	$(0.10)	$0.33
Diluted	$(0.10)	$0.33
The accompanying notes are an integral part of these consolidated financial statements.

The Peck Company Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity
December 31, 2019 and 2018
	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amounts
Balance as of January 1, 2018	3,234,501	$323	$552,630	$3,955,942	$4,508,895

Cash distributions to stockholders	0	0	0	(493,829)	(493,829)

Net Income				1,055,972	1,055,972

Balance as of December 31, 2018	3,234,501	$323	$552,630	$4,518,085	$5,071,038

Distributions to stockholders in 2019 prior to June 20	0	0	0	(486,414)	(486,414)

Conversion of Rights to common shares	419,450	42	0	0	42

Combination with Peck Electric Co.	1,820,744	182	(129,324)	0	(129,142)

Shares issued for equity line	81,263	8	(10,976)	0	(10,968)

Forfeitures	(257,799)	(26)	26	0	0

Net Loss				(427,795)	(427,795)
Balance as of, December 31, 2019	5,298,159	$529	$412,356	$3,603,876	$4,016,761
The accompanying notes are an integral part of these consolidated financial statements.

The Peck Company Holdings, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018
	2019	2018
Cash flows from operating activities
Net (loss) income	$(427,795)	$1,055,972

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	621,233	537,484
Bad debt expense	69,000	0
Deferred finance charge amortization	1,544	0
Provision for deferred income taxes	1,098,481	0

Changes in operating assets and liabilities:
Accounts receivable	(5,309,192)	1,071,945
Prepaid expenses	(201,326)	0
Costs and estimated earnings in excess of billings	(553,388)	(314,885)
Accounts payable	2,778,732	(707,687)
Accrued expenses	(117,249)	(87,677)
Billings in excess of costs and estimated earnings on uncompleted contracts	(54,601)	(73,556)
Accrued losses on contract in progress	(9,128)	9,128
Deferred compensation	(27,005)	143,768
Net cash (used in) provided by operating activities	(2,130,694)	1,634,492

Cash flows from investing activities:
Purchase of solar arrays and equipment	(39,612)	(2,729,089)
Cash surrender value – life insurance	224,530	(83,897)
Investment costs	(129,142)	0
Investment in captive insurance	(60,052)	(44,823)
Net cash used in investing activities	(4,276)	(2,857,809)

Cash flows from financing activities:
Net borrowings on line of credit	2,212,517	972,524
Proceeds from long-term debt	9,338	930,395
Deferred finance charges	(21,547)	0
Payments of long-term debt	(347,356)	(387,622)
Due to stockholders	295,299	(245,715)
Equity line issuance costs	(10,968)	0
Stockholder distributions paid	(219,600)	(493,829)
Net cash provided by financing activities	1,917,683	775,753
Net decrease in cash	(217,287)	(447,564)
Cash, beginning of year	313,217	760,781
Cash, end of year	$95,930	$313,217

Supplemental disclosure of cash flow information

Cash paid during the year for:
Interest	$244,068	$134,810
Income taxes	5,859	250

Supplemental schedule of non-cash investing and financing activities:
Vehicles purchased and financed	$126,793	$189,563
Shares of Common Stock issued for equity line, at par	$8	$0
Accrued S corporation distributions which have not been paid	$266,814	$0
The accompanying notes are an integral part of these consolidated financial statements.

THE PECK COMPANY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
1.	SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
a)	Organization
The Peck Company Holdings, Inc. is a solar engineering, construction and procurement contractor for commercial and industrial customers across the Northeastern United States. The Company also provides electrical contracting services and data and communication services. The work is performed under fixed-price and modified fixed-price contracts and time and materials contracts. The Company is incorporated in the State of Delaware and has its corporate headquarters in South Burlington, Vermont.
On February 26, 2019, Peck Electric Co., a privately held company, entered into a Share Exchange Agreement (the “Exchange Agreement”) with Jensyn Acquisition Corp. (“Jensyn”), a publicly held company whose primary business objective was to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination (the “Reverse Merger and Recapitalization”), with one or more target businesses (a special purpose acquisition company or “SPAC”). On June 20, 2019, with the approval of the stockholders of each of Peck Electric Co. and Jensyn, the Reverse Merger and Recapitalization was completed. In connection with the Reverse Merger and Recapitalization, Jensyn issued 3,234,501 shares of Jensyn’s Common Stock, par value $0.0001 per share (the “Common Stock”), to the stockholders of the Peck Electric Co. in exchange for all of the equity securities of Peck Electric Co., and Peck Electric Co. became a wholly-owned subsidiary of Jensyn. While Jensyn was the surviving legal entity, Peck Company Holdings, Inc. was deemed the acquiring entity for accounting purposes. Concurrent with the completion of the Reverse Merger and Recapitalization, Jensyn changed its name from “Jensyn Acquisition Corp.” to “The Peck Company Holdings, Inc.” and the symbol for its common stock traded on Nasdaq became “PECK”. Unless the context otherwise requires, “we,” “us,” “our,” “Peck Company” and the “Company” refer to the combined company.
As a SPAC Jensyn had substantially no business operations prior to June 20, 2019. For financial accounting and reporting purposes the Exchange Agreement was accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, Jensyn was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Peck Electric Co shareholders having a majority of the voting power of the combined company, Peck Electric Co. comprising the ongoing operations of the combined entity, Peck Electric Co. comprising a majority of the governing body of the combined company, and Peck Electric Co.’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Exchange Agreement was treated as the equivalent of the Peck Electric Co. issuing stock for the net assets and equity of Jensyn, consisting of $0 assets, accompanied by a recapitalization (referred to as “the Exchange Agreement”). The net assets of Jensyn were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Exchange Agreement are those of Peck Electric Co.
Prior to June 20, 2019, Peck Electric Co. was a “pass-through” (S-corporation) entity for income tax purposes and had no material income tax accounting reflected in its financial statements for financial reporting purposes since taxable income and deductions were “passed through” to Peck Electric Co.’s stockholders. As of the date of the completion of the Exchange Agreement, Peck Electric effectively became a C-Corporation, which changed the level of taxation from the stockholders to the Company. The deferred tax assets and liabilities that arise out of the change of tax status have been recorded to account for the temporary differences that existed on the date of the resulting in a deferred tax liability of $1,506,362. The financial statements of the Company now account for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income taxes.
Since Peck Electric was deemed the accounting acquirer and takes over the historical information for the Company, the consolidated Company uses the accounting policies of Peck as described in Note 1 to Peck’s audited financial statements as of and for the years ended December 31, 2019 and 2018. As a result of the

Reverse Merger and Recapitalization, the Company implemented changes to the following accounting policies, adoption of an accounting policy for income taxes in the second quarter of 2019, updated accounting policy for earnings per share, deferred finance costs, fair value of financial instruments and the adoption of a new revenue recognition policy.
b)	Principles of Consolidation
The accompanying consolidated financial statements include the accounts of The Peck Holdings Company, Inc. and its wholly owned operating subsidiary, Peck Electric Co. All material intercompany transactions have been eliminated upon consolidation of these entities.
c)	Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
The Company would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which it has more than $1.07 billion in annual revenue; the date it qualifies as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by it of more than $1.0 billion in non-convertible debt securities; or December 31, 2021.
d)	Revenue Recognition
1) Accounting Change
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard in the fourth quarter 2019, effective January 1, 2019, the first day of the Company’s fiscal year, using the modified retrospective method.
As part of the adoption of the ASU, the Company elected to use the following transition practical expedients: (i) completed contracts that begin and end in the same annual reporting period have not been restated; (ii) the Company used the known transaction price for completed contracts; (iii) to exclude disclosures of transaction prices allocated to remaining performance obligations when the Company expects to recognize such revenue for all periods prior to the date of initial application of the ASU; and (iv) the Company has reflected the aggregate of all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price.
The majority of the Company’s revenue is recognized over time based on the percentage of completion method with cost inputs. Revenue recognized over time primarily consists of performance obligations that are satisfied within one year or less.
The adoption of this ASU did not have a significant impact on the Company’s financial statements. The majority of the Company’s revenue arrangements generally consist of a single performance obligation to transfer promised goods or services. Based on the Company’s evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of the adoption.
2) Revenue Recognition Policy
Solar Power Systems Sales and Engineering, Procurement, and Construction Services
The Company recognizes revenue from the sale of solar power systems, Engineering, Procurement and Construction (“EPC”) services, and other construction type contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. Construction contracts, such as the sale of a solar power system combined with EPC services, are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services. Our contracts often require significant services to integrate complex activities and equipment into a single deliverable, and are therefore generally accounted for as a single performance obligation, even when delivering multiple distinct services. For such services, the Company recognizes revenue using the cost to cost method, based primarily on contract cost incurred to date compared to total estimated contract cost. The cost to cost method (an input method) is the most faithful depiction of the Company’s performance because it directly measures the value of the services transferred to the customer. Cost of revenue includes an allocation of indirect costs including depreciation and amortization. Subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (i.e., the Company integrates the materials, labor and equipment into the deliverables promised to the customer). Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the customer As of December 31, 2019, the Company had $0 in pre-contract costs classified as a current asset under contract assets on the Consolidated Balance Sheet. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the client. Customer payments on construction contracts are typically due within 30 to 45 days of billing, depending on the contract. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.
For sales of solar power systems in which the Company sells a controlling interest in the project to a customer, revenue is recognized for the consideration received when control of the underlying project is transferred to the customer. Revenue may also be recognized for the sale of a solar power system after it has been completed due to the timing of when a sales contract has been entered into with the customer.
Energy Generation
Revenue from net metering credits is recorded as electricity is generated from the solar arrays and billed to customers (PPA off-taker) at the price rate stated in the applicable power purchase agreement (PPA).
Operation and Maintenance and Other Miscellaneous Services
Revenue for time and materials contracts is recognized as the service is provided.
3) Disaggregation of Revenue from Contracts with Customers
The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the years ended December 31:
	2019	2018
Solar Operations
Performance obligations satisfied at a point in time	$4,220,000	$0
Performance obligations satisfied over time	$17,849,945	$10,240,996
Total

	2019	2018
Electric Operations
Performance obligations satisfied at a point in time	$0	$0
Performance obligations satisfied over time	$4,962,539	$4,007,650
Total

Data and Network Operations
Performance obligations satisfied at a point in time	$0	$0
Performance obligations satisfied over time	$1,189,085	$1,707,451
Total
Performance obligations satisfied at a point in time	$4,220,000	$0
Performance obligations satisfied over time	$24,001,269	$15,956,097
Total
4) Variable Consideration
The nature of the Company’s contracts gives rise to several types of variable consideration, including claims and unpriced change orders; award and incentive fees; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the Company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for claims accounting have been satisfied.
5) Remaining Performance Obligation
Remaining performance obligations, or backlog, represents the aggregate amount of the transaction price allocated to the remaining obligations that the Company has not performed under its customer contracts. The Company has elected to use the optional exemption in ASC 606-10-50-14, which exempts an entity from such disclosures if a performance obligation is part of a contract with an original expected duration of one year or less.
6) Warranties
The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on a project. Historically, warranty claims have not resulted in material costs incurred, and any estimated costs for warranties are included in the individual contract cost estimates for purposes of accounting for long-term contracts.
7) Practical Expedients
If the Company has a right to consideration from a customer in an amount that corresponds directly with the value of the Company’s performance completed to date (a service contract in which the Company bills a fixed amount for each hour of service provided), the Company recognizes revenue in the amount to which it has a right to invoice for services performed. The Company does not adjust the contract price for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a service to a customer and when the customer pays for that service will be one year or less.

e)	Accounts Receivable
Accounts receivable are recorded when invoices are issued and presented on the balance sheet net of the allowance for doubtful accounts. The allowance, which was $84,000 at December 31, 2019 and $15,000 at December 31, 2018, is estimated based on historical losses, the existing economic condition, and the financial stability of the Company’s customers. Accounts are written off against the reserve when they are determined to be uncollectible.
f)	Project Assets
Project assets primarily consist of costs related to solar power projects that are in various stages of development that are capitalized prior to the completion of the sale of the project, and are actively marketed and intended to be sold. In contrast to contract assets, the Company holds a controlling interest in the project itself. These project related costs include costs for land, development, and construction of a PV solar power system. Development costs may include legal, consulting, permitting, transmission upgrade, interconnection, and other similar costs. The Company typically classifies project assets as noncurrent due to the nature of solar power projects (long-lived assets) and the time required to complete all activities to develop, construct, and sell projects, which is typically longer than 12 months. Once the Company enters into a definitive sales agreement, such project assets are classified as current until the sale is completed and the Company has met all of the criteria to recognize the sale as revenue. Any income generated by a project while it remains within project assets is accounted for as a reduction to the basis in the project. If a project is completed and begins commercial operation prior to the closing of a sales arrangement, the completed project will remain in project assets until placed in service. All expenditures related to the development and construction of project assets, whether fully or partially owned, are presented as a component of cash flows from operating activities. Project assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A project is considered commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. A partially developed or partially constructed project is considered to be commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project is expected to be recoverable, including whether there are any changes in environmental, permitting, market pricing, regulatory, or other conditions that may impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjust the carrying value to the estimated fair value, with the resulting impairment recorded within “Selling, general and administrative” expense.
Project Asset were $0 for the years ended December 31, 2019 and 2018, respectively.
g)	Property and Equipment
Property and equipment greater than $1,000 are recorded at cost, less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, required installation costs, and any expenditures that substantially add to the value or substantially extend the useful life of the assets.
The solar arrays represent project assets that the Company may temporarily own and operate after being placed into service. The Company reports solar arrays at cost, less accumulated depreciation. The Company begins depreciation on the solar arrays when they are placed in service.
Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Buildings and improvements	39 years
Vehicles	3-5 years
Tools and equipment	3-7 years
Solar arrays	20 years
Total depreciation expense for the years ended December 31, 2019 and 2018 was $621,233 and $537,484, respectively.

The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is included in operations. The cost of maintenance and repairs are charged to expense as incurred, while significant renewals or betterments are capitalized.
h)	Long-Lived Assets
The Company assesses long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances arise, including consideration of technological obsolescence, that may indicate that the carrying amount of such assets may not be recoverable. These events and changes in circumstances may include a significant decrease in the market price of a long-lived asset; a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; a significant adverse change in the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; a current period operating or cash flow loss combined with a history of such losses or a projection of future losses associated with the use of a long-lived asset; or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
When impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group’s carrying value to determine if the asset group is recoverable. If the carrying value of the asset group exceeds the undiscounted future cash flows, the Company measures any impairment by comparing the fair value of the asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and/or (iii) information available regarding the current market value for such assets.
If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Estimating future cash flows requires significant judgment, and such projections may vary from the cash flows eventually realized.
The Company considers a long-lived asset to be abandoned after the Company has ceased use of such asset and they have no intent to use or repurpose the asset in the future. Abandoned long-lived assets are recorded at their salvage value, if any.
i)	Asset Retirement Obligations
The Company develops, constructs, and operates certain solar arrays with land lease agreements that include a requirement for the removal of the assets at the end of the term of the agreement. The Company recognizes such asset retirement obligations (“ARO”) in the period in which they are incurred based on the present value of estimated third-party recommissioning costs, and they capitalize the associated asset retirement costs as part of the carrying amount of the related assets. Once an asset is placed into service, the asset retirement cost is subsequently depreciated on a straight-line basis over the estimated useful life of the asset. Changes in AROs resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The AROs were not deemed significant to the financial statements and were therefore, not recorded as a liability at December 31, 2019 and 2018.
j)	Concentration and Credit Risks
The Company occasionally has cash balances in a single financial institution during the year in excess of the Federal Deposit Insurance Corporation (FDIC) limit of up to $250,000 per financial institution. The differences between book and bank balances are outstanding checks and deposits in transit. At December 31, 2019, the uninsured balances were $0.
k)	Income Taxes
Through June 20, 2019 (the date of the completion of the exchange agreement) the former Peck Electric had elected to be taxed as an S-Corporation under the Internal Revenue Code and similar codes in states in which the Company was subject to taxation. While this election was in effect, the income (whether distributed or not) was taxed for federal income tax purposes to former Peck Electric stockholders. Accordingly, no provision for federal income tax was required. However, the Company did calculate a proforma provision. The provision for income taxes for former Peck Electric was primarily for Vermont minimum taxes. As of the date of the completion of the Exchange Agreement, the Company effectively became a C-Corporation, which changed the level of taxation from the stockholders to the Company. The deferred tax assets and liabilities that arise out of the change of tax status have been recorded to account for the temporary differences that existed on the date of the change resulting in a deferred tax liability of $1,506,362.
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The financial statements of the Company account for deferred tax assets and liabilities in accordance with Accounting Standards Codification (“ASC”) 740, Income taxes.
The Company also uses a more-likely-than-not measurement for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements. If the Company were to incur interest and penalties related to income taxes, these would be included in the provision for income taxes. Generally, the three tax years previously filed remain subject to examination by federal and state tax authorities.
l)	Sales Tax
The Company’s accounting policy is to exclude state sales tax collected and remitted from revenues and costs of sales, respectively.
m)	Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates their estimates, including those related to inputs used to recognize revenue over time, specifically percentage-of-completion, and valuation of deferred tax assets. Actual results could differ from those estimates.
n)	Recently Issued Accounting Pronouncements
Prior to June 20, 2019, the Company was defined as a non-public entity for purposes of applying transition guidance related to new or revised accounting standards under GAAP, and was required to adopt new or revised accounting standards after the required adoption dates that applied to public companies. Subsequent to June 20, 2019, the Company maintains its emerging growth company status until no later than December 31, 2021. The Company will maintain the election available to an emerging growth company to use any extended transition period applicable to non-public companies when complying with a new or revised accounting standard. The company retains its emerging growth status and therefore elects to adopt new or revised accounting standards on the adoption date required for a private company.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either operating or financing, with such classifications affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. This standard is effective for the Company’s annual reporting period beginning in 2020 and interim periods beginning first quarter of 2021. The Company is evaluating the impact ASU 2016-02 will have on its financial statements and associated disclosures.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. The Company recognizes revenue from contracts with customers under Accounting Standards Codification (“ASC”) Topic 606 (“Topic 606”). The Company adopted the requirements of Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, under the modified retrospective transition approach effective January 1, 2019, with application to all existing contracts that were not substantially completed as of January 1, 2019. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized at an amount that reflects the consideration expected to be received in exchange for such goods or services. In addition, ASU 2014-09 requires disclosures of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. As an Emerging Growth Company, the standard is effective for the Company’s 2019 annual reporting period and for interim periods after 2019. The standard allows the use of retrospective or modified retrospective transition method. The Company has selected the modified retrospective transition method has discussed in the Revenue Recognition section of the Significant Accounting Policies footnote. Based on the application of the modified retrospective transition method being applied, the Company noted no impact to the years ended December 31, 2019 and December 31, 2018.
In June 2016 the FASB issued ASU No. 2016-13, Financial Instruments-Credit losses (Topic 326). This new guidance will change how entities account for credit impairment for trade and other receivables, as well as for certain financial assets and other instruments. The update will replace the current incurred loss model with an expected loss model. Under the incurred loss model, a loss (or allowance) is recognized only when an event has occurred (such as a payment delinquency) that causes the entity to believe that a loss is probable (that is has been “incurred”). Under the expected loss model, a loss (or allowance) is recognized upon initial recognitions of the asset that reflects all future events that leads to a loss being realized, regardless of whether it is probable that the future event will occur. The incurred loss model considers past events and conditions, while the expected loss model includes expectations for the future which have yet to occur. ASU 2018-19 was issued in November 2018 and excludes operating leases from the new guidance. The standard will require entities to record a cumulative-effect adjustment to the balance sheet as of the beginning of the first reporting period in which the guidance is effective. As an Emerging Growth Company, the standard is effective for the Company’s 2021 annual reporting period and interim periods beginning first quarter of 2023. The Company is evaluating the impact of ASU 2016-13 will have on its financial statements and associated disclosures.
In August 2016 the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230). This ASU represents a consensus of the FASB’s Emerging Issues Task Force on eight separate issues that each impact classification on the statement of cash flows. In particular issue number three addresses the classification of contingent consideration payments made after a business combination and issue number five the classification of life insurance policy proceeds and premiums. Cash payments made soon after an acquisition’s consummation date (approximately 3 months or less) will be classified as cash outflows from investing activities. Payments made thereafter will be classified as cash outflows from financings activities up to the account of the original contingent consideration liability. Payments in excess of the amount of the original contingent consideration liability will be classified as cash outflows from operating activities. Cash proceeds received from the settlement of corporate-owned life insurance policies should be classified as cash flows from investing activities. Cash payments for premiums may be classified as cash outflows for investing activities, operating activities or a combination of investing and operating activities. As an Emerging Growth Company, this standard is in effect for the Company’s 2019 annual reporting period and interim periods beginning the first quarter of 2020. In accordance with this new standard, the Company has reported the proceeds of settlement of the corporate life insurance policy as an investing activity on its statement of cash flows.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740). This ASU reduces the complexity over accounting for income taxes by removing certain exceptions and amending guidance to improve consistent application of accounting over income taxes. We are currently assessing the provision of this guidance to determine whether or not its adoption will have an impact on our consolidated financial statements and related disclosures. The guidance is effective January 1, 2021 with early adoption permitted.
o)	Deferred Finance Costs
Deferred financing costs relate to the Company’s debt and equity instruments. Deferred financing costs relating to debt instruments are amortized over the terms of the related instrument using the effective interest method. The Company incurred $21,547 of deferred financing costs for the year ended December 31, 2019 in connection with a refinance of its revolving line of credit. Amortization expense associated with deferred financing costs, which is included in interest expense, totaled $1,544 and $0 for the years ended December 31, 2019 and 2018, respectively. Debt financing costs relating to the equity credit line were offset against additional paid in capital as the shares issued were fully earned on the execution of the agreement. The Company incurred $413,032 of deferred financing costs that was recorded to additional paid in capital for the year ended December 31, 2019.
p)	Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, cash collateral deposited with insurance carriers, deferred compensation plan liabilities, accounts payable and other current liabilities, and debt obligations.
Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance establishes a valuation hierarchy, which requires maximizing the use of observable inputs when measuring fair value. The three levels of inputs that may be used are: (i) Level 1 - quoted market prices in active markets for identical assets or liabilities; (ii) Level 2 - observable market-based inputs or other observable inputs; and (iii) Level 3 - significant unobservable inputs that cannot be corroborated by observable market data, which are generally determined using valuation models incorporating management estimates of market participant assumptions. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities approximate their fair values. Management believes the carrying values of notes and other receivables, cash collateral deposited with insurance carriers, and outstanding balances on its credit facilities approximate their fair values.
The earnout provision of the Share Exchange is considered a Level 3 measurement. Given that the probability of such provisions being achieved is highly unlikely, no value was assigned to the earnout provision.
q)	Subsequent Events
The Company has evaluated subsequent events through the date of this filing and based on its evaluation there are no events that are required to be disclosed herein.
r)	Cash and cash equivalents
The Company considers all highly liquid instruments with an original maturity of three months or less as cash equivalents.

2.	EXCHANGE AGREEMENT/REVERSE MERGER AND RECAPITALIZATION
As discussed in Note 1, on June 20, 2019, the Company consummated the business combination pursuant to the Exchange Agreement between Jensyn and Peck Electric Co. The material actions arising from the Exchange Agreement are outlined below:
a)	Exchange of Shares
Upon the closing of the Exchange Agreement, the stockholders of Peck Electric Co. exchanged their shares of capital stock in Peck Electric Co. for 3,234,501 shares of the Jensyn’s Common Stock (the “Share Exchange”), representing approximately 59% of Jensyn’s outstanding shares after giving effect to the Reverse Merger and Recapitalization. As a result of the Share Exchange, Peck Electric became a wholly owned subsidiary of the Company.
Upon the closing of the Reverse Merger and Recapitalization and after giving effect to the issuances of Common Stock and the conversion of 4,194,500 rights to purchase Common Stock into 419,450 shares of Common Stock. In addition, 1,819,482 shares of the Company were issued to Jensyn shareholders upon the closing of the Reverse Merger and Recapitalization. The Company also redeemed a total of 492,037 shares of its Common Stock pursuant to the terms of the Company’s Second Amended and Restated Certificate of Incorporation resulting in a total payment to redeeming stockholders of $5,510,814.
i.
warrants exercisable for 2,097,250 shares of Common Stock, consisting of 3,900,000 warrants originally sold as part of units in Jensyn’s initial public offering (the “IPO”) and 294,500 warrants sold as part of the units issued in a private placement simultaneously with the consummation of the Jensyn IPO. Each warrant entitles its holder to purchase one-half of one share of Common Stock at an exercise price of $5.75 per half share ($11.50 per whole share)

ii.
warrants exercisable for 195,000 shares of Common Stock, consisting of 390,000 private warrants originally sold as part of Firm Units in the IPO. Each warrant entitled its holder to purchase one-half of one share of Common Stock at an exercise price of $5.75 per half share ($11.50 per whole share).

iii.	Purchase option for 390,000 Units was originally sold as part of the IPO. Each Unit has an exercise price of $12.00 per Unit and consists of the following:
○	One share of Common Stock
○	One right to receive one-tenth (1/10) of a share of Common Stock issued upon exercise of the Unit
One warrant entitling its holder to purchase one-half of one share of Common Stock at an exercise price of $5.75 per half share ($11.50 per whole share).
b) Earnout
In the event that the earnout provisions of Exchange Agreement are deemed to have been met by June 30, 2020, the end of the Earnout Period, then the Company shall issue 898,473 shares of Common Stock to the original Peck Electric Co. stockholders, issue 11,231 shares of Common Stock to Exit Strategy Partners, LLC, and issue shares of Common Stock to certain of the initial stockholders of the Company a number of shares of the Company’s Common Stock equal to the number of shares of the Company’s common stock forfeited and canceled by such stockholders to the extent that such shares are used to satisfy Company obligations or to induce investors to make an equity investment in the Company at or prior to the Closing as described below under “Issuance of Additional Shares and Forfeiture of Sponsor Shares.” Earnout provision will be met in the event that (a) the Company’s Adjusted EBITDA for the twelve (12) month period commencing on the first full month that is after the Closing Date (the “Earnout Period”) is $5,000,000 or more (the “Adjusted EBITDA Target) or (b) the closing Stock Price is $12.00 or more after the Closing Date (the “Stock Price Target”) and prior to the end of the Earnout Period.
c)	Issuance of Additional Shares and Forfeiture of Sponsor Shares
In connection with the Reverse Merger and Recapitalization arising out of the Exchange Agreement, the Company issued 493,299 shares of Common Stock in exchange for the cancellation of approximately $5,618,675 of obligations and, as contemplated by the Exchange Agreement, certain insiders and their transferees have agreed to forfeit and cancel 281,758 shares of Common Stock. As of December 31, 2019, 257,799 shares of common stock were forfeited and new shares will be issued if the earnout provisions of Exchange Agreement are deemed to have been met by June 30, 2020, the end of the Earnout Period. The remaining 23,959 shares of Common Stock are pending forfeiture and cancellation as of December 31, 2019.
3.	LIQUIDITY AND FINANCIAL CONDITION
In 2019, the Company experienced a net operating loss and negative cash flow from operations. At December 31, 2019, the Company had balances of cash of $95,930, working capital of $362,586 and total stockholders’ equity of $4,016,761. To date, the Company has relied predominantly on operating cash flow to fund its operations and borrowings from its credit facilities.
The Company does not expect to continue to incur losses from operations as the net operating loss was a result of public company, legal and administrative related expenses incurred as well as the conversion to a C corporation at the time of the Reverse Merger and Recapitalization.
Under the terms of the equity line of credit, Lincoln Park Capital is required to purchase shares up to a total value of $15,000,000 pursuant to certain terms and conditions. The Company can require the purchase of 50,000 shares of Common Stock under a regular purchase. On the next day following a regular purchase, the Company can require the purchase of an accelerated purchase equal to 200% of the shares sold in the regular purchase as well as an additional accelerated purchase equal to 300% of the shares sold in the regular purchase. The total number of shares authorized under the Purchase Agreement total 3,024,194 which would allow the Company to maximize the equity line of credit within 10 business days.
The Company believes its current cash on hand, the availability under the equity line of credits, the collectability of its accounts receivable and project backlog are sufficient to meet its operating and capital requirements for at least the next twelve months from the date these financial statements are issued.
4.	ACCOUNTS RECEIVABLE
Accounts receivable consist of:
	December 31, 2019	December 31, 2018
Accounts receivable - contracts in progress	$7,190,412	$1,672,900
Accounts receivable - retainage	188,193	396,513
	7,378,605	2,069,413
Allowance for doubtful accounts	(84,000)	(15,000)
Total	$7,294,605	$2,054,413
Bad debt expense was $69,000 and $0 for the years ended December 31, 2019 and 2018, respectively.
Contract assets represent revenue recognized in excess of amounts billed, unbilled receivables, and retainage. Unbilled receivables represent an unconditional right to payment subject only to the passage of time, which are reclassified to accounts receivable when they are billed under the terms of the contract. Contract assets were as follows at December 31, 2019 and 2018:
	December 31, 2019	December 31, 2018
Costs in excess of billings	$1,272,372	$718,984
Unbilled receivables	206,213	69,258
Retainage	188,193	396,513
	$1,666,778	$1,184,755

Contract liabilities represent amounts billed to clients in excess of revenue recognized to date, billings in excess of costs, and retainage. The Company anticipates that substantially all incurred cost associated with contract assets as of December 31, 2019 will be billed and collected within one year. Contract liabilities were as follows at December 31, 2019 and 2018:
	December 31, 2019	December 31, 2018
Billings in excess of costs	$126,026	$180,627
	$126,026	$180,627
5.	CONTRACTS IN PROGRESS
Information with respect to contracts in progress are as follows:
	December 31, 2019	December 31, 2018
Expenditures to date on uncompleted contracts	$4,699,855	$5,870,664
Estimated earnings thereon	1,409,060	1,760,940
	6,108,915	7,631,604
Less billings to date	(5,168,782)	(7,162,505)
	940,133	469,099
Plus under billings remaining on contracts 100% complete	206,213	69,258
Total	$1,146,346	$538,357
Included in accompany balance sheets under the following captions
	December 31, 2019	December 31, 2018
Cost and estimated earnings in excess of billings	$1,272,372	$718,984
Billings in excess of costs and estimated earnings on uncompleted contracts	(126,026)	(180,627)
	$1,146,346	$538,357
6.	CASH SURRENDER VALUE - LIFE INSURANCE
The Company has purchased life insurance contracts on key employees as an investment. During 2019 the cash surrender value was settled for cash resulting a $0 balance as of December 31, 2019. Previously, the cash surrender value of these contracts was $224,530 as of December 31, 2018.
7.	LONG-TERM DEBT
A summary of long-term debt is as follows:
	December 31, 2019	December 31, 2018
NBT Bank, National Association, 4.25% interest rate, secured by all business assets, payable in monthly installments of $5,869 through September 2026, with a balloon payment at maturity.	$723,230	$0

NBT Bank, National Association, 4.00% interest rate, secured by all business assets, payable in monthly installments of $12,070 through January 2021.	153,258	0

NBT Bank, National Association, 4.20% interest rate, secured by building, payable in monthly installments of $3,293 through September 2026, with a balloon payment at maturity.	274,476	0

	December 31, 2019	December 31, 2018
NBT Bank, National Association, 4.15% interest rate, secured by all business assets, payable in monthly installments of $3,677 through April 2026.	244,920	0

NBT Bank, National Association, 4.20% interest rate, secured by all business assets, payable in monthly installments of $5,598 through October 2026, with a balloon payment at maturity.	474,464	0

NBT Bank, National Association, 4.85% interest rate, secured by a piece of equipment, payable in monthly installments of $2,932 including interest, through May 2023.	110,413	139,416

Various vehicle loans, interest ranging from 0% to 6.99%, total current monthly installments of approximately $8,150, secured by vehicles, with varying terms through September 2025.	333,510	389,575

National Bank of Middlebury, 3.95% interest rate for the initial 5 years, after which the loan rate will adjust equal to the Federal Home Loan Bank of Boston 5/20 – year Advance Rate plus 2.75%, loan is subject to a floor rate of 3.95%, secured by solar panels and related equipment, payable in monthly installments of $2,388 including interest, through December 2024.	98,033	120,131

Community Bank, N.A. Loan paid in full through refinance	0	1,974,449
	2,412,304	2,623,571
Less current portion	(426,254)	(410,686)
	1,986,050	2,212,855
Less debt issuance costs	(20,003)	0
	$1,966,047	$2,212,885
Maturities of long-term debt are as follows:
Year ending September 30:	Amount
2020	$426,254
2021	306,504
2022	304,574
2023	262,008
2024	213,524
Thereafter	899,440
$2,412,304
8.	LINE OF CREDIT
The Company has a working capital line of credit with NBT Bank with a limit of $3,000,000 and a variable interest rate based on the Wall Street Journal Prime rate, currently 4.75%. The maturity date is September 2020. The balance outstanding at December 31, 2019 was $2,663,124. Borrowing is based on 80% of eligible accounts receivable. The line is secured by all business assets and it and is subject to certain financial covenants. These financial covenants consist of a minimum debt service coverage ratio of 1.20 to 1.00 measured on a quarterly basis and are in effect beginning September 2020.
The Company has a line of credit with NBT Bank with a limit of $2,000,000 to fund the development of certain solar arrays. The line has a variable interest rate based on the Wall Street Journal Prime rate, currently 4.75%. The maturity date is September 2020. The balance outstanding at December 31, 2019 was $510,100. The line is secured by all business assets and is subject to certain financial covenants. These financial covenants consist of a minimum debt service coverage ratio of 1.20 to 1.00 measured on a quarterly basis and are in effect beginning September 2020.

The Company had a line of credit with Community Bank, N.A., with a limit of $2,100,000 and a variable interest rate of prime plus .5%, which was paid in full on September 17, 2019. The balance outstanding at December 31, 2018 was $972,524. The line and former Community Bank, N.A. notes were personally guaranteed by the two majority stockholders and were subject to the provisions of an agreement containing the covenants that require the maintenance of certain financial ratios.
9.	COMMITTMENTS AND CONTINGENCIES
In 2015 the Company entered into two twenty-five-year non-cancelable lease agreements for land on which they constructed solar arrays. One lease has fixed annual rent of $2,500. The second lease has annual rent of $2,500 with an annual increase of 2%.
In 2017 the Company entered into a twenty-year non-cancelable lease agreement for land on which it constructed solar arrays. The lease has annual rent of $3,500 with an annual increase of 2%.
In 2018 the Company entered into a twenty-year non-cancelable lease agreement for land on which it constructed solar arrays. The lease has annual rent of $26,000.
In 2019 the Company entered into a two-year non-cancelable lease agreement for equipment used in solar installations. The leases have a combined annual rent of $45,832.
The Company leases a vehicle under a non-cancelable operating lease. In addition, the Company occasionally pays rent for storage on a month-to-month basis.
Total rent expense for all of the non-cancelable leases above were $58,605 and $50,087 for the years ended December 31, 2019 and 2018, respectively.
The Company also rents equipment to be used on jobs under varying terms not exceeding one year. Total rent expense under short term rental agreements was $384,536 and $193,442 for the year ended December 31, 2019 and 2018, respectively.
Future minimum lease payments required under all of the non-cancelable operating leases are as follows:
Year ending December 31:	Amount
2020	$80,806
2021	54,201
2022	35,236
2023	35,371
2024	35,508
Thereafter	483,777
$724,899
10.	EQUITY FINANCINGS
On September 26, 2019, the Company entered into a Purchase Agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which, upon the terms and subject to the conditions and limitations set further therein, Lincoln Park has committed to purchase an aggregate of $15.0 million of the Company’s Common Stock from time to time at the sole discretion of the Company. (the “Purchase Agreement”) As consideration for entering into the Purchase Agreement, the Company issued to Lincoln Park as a commitment fee (the “Commitment Shares”) 81,263 share of Company Common Stock with a fair value of $4.96. The fair value of the shares issued was recorded to additional paid in capital at December 31, 2019.
11.	UNION ASSESSMENTS
The Company employs members of the International Brotherhood of Electrical Workers Local 300 (IBEW). The union fee assessments payable are both withholdings from employees and employer assessments. Union fees are for monthly dues, defined contribution pension, health and welfare funds as part of multi-employer plans. All union assessments are based on the number of hours worked or a percentage of gross wages as stipulated in the agreement with the Union.

The Company has an agreement with the IBEW in respect to rates of pay, hours, benefits, and other employment conditions. During the years ended December 31, 2019 and 2018, the Company incurred the following union assessments.
	December 31, 2019	December 31, 2018
Pension fund	$374,020	$300,962
Welfare fund	1,192,831	930,961
National employees benefit fund	131,982	97,316
Joint apprenticeship and training committee	17,829	11,637
401(k) matching	38,521	37,254
Total	$1,755,183	$1,378,130
Multiemployer Plans
The Company is party to collective bargaining agreements with unions representing certain of their employees, which require the Company to pay specified wages, provide certain benefits to their union employees and contribute certain amounts to Multi-Employer Pension Plans (“MEPP”). The Pension Plan Agreement (“PPA”) defines the funding rules for defined benefit pension plans and establishes funding classifications for U.S.-registered multiemployer pension plans. Under the PPA, plans are classified into one of the following five categories, based on multiple factors, also referred to as a plan’s “zone status”: Green (safe), Yellow (endangered), Orange (seriously endangered), and Red (critical or critical and declining). Factors included in the determination of a plan’s zone status include: funded percentage, cash flow position and whether the plan is projecting a minimum funding deficiency.
A multiemployer plan that is so underfunded as to be in “endangered,” “seriously endangered,” “critical,” or “critical and declining” status (as determined under the PPA) is required to adopt a funding improvement plan (“FIP”) or a rehabilitation plan (“RP”), which, among other actions, could include decreased benefits and increased employer contributions, which could take the form of a surcharge on benefit contributions. These actions are intended to improve their funding status over a period of years. If a pension fund is in critical status, a participating employer must pay an automatic surcharge in addition to contributions otherwise required under the collective bargaining agreement (“CBA”). With some exceptions, the surcharge is equal to 5% of required contributions for the initial critical year and 10% for each succeeding plan year in which the plan remains in critical status. The surcharge ceases on the effective date of a CBA (or other agreement) that includes contribution and benefit terms consistent with the rehabilitation plan. Certain plans in which the Company participates are in “endangered,” “seriously endangered,” “critical,” or “critical and declining” status. The amount of additional funds, if any, that the Company may be obligated to contribute to these plans in the future cannot be estimated due to the uncertainty of the future levels of work that could be required of the union employees covered by these plans, as well as the required future contribution rates and possible surcharges applicable to these plans.
Details of significant multiemployer pension plans as of and for the periods indicated, based upon information available to the Company from plan administrators as well as publicly available information on the U.S. Department of Labor website, are provided in the following table:
Multiemployer Pension Plan	Employer Identification Number	Plan Number	Contributions For the Years Ended December 31,		Expiration Date of CBA	Pension Protection Act Zone Status
			2019	2018		2019	As of	2018	As of	FIP/RP Status	Surcharge
National Electrical Benefit Fund	53-0181657	1	131,982	97,316	5/31/2022	Green	12/31/2018	Green	12/31/2017	NA	No
Total multiemployer pension plan contributions			$131,982	$97,316

12.	PROVISION FOR INCOME TAXES
In connection with the closing of the Reverse Merger and Recapitalization the Company’s tax status changed from a S corporation to a C corporation. As a result, the Company is responsible for Federal and State income taxes and must record deferred tax assets and liabilities for the tax effects of any temporary differences that exist on the date of the change. When push down accounting does not apply as part of a business combination U.S. GAAP requires the effect of the change in tax status to be recognized in the financial statements and the effect is included in income (loss) from continuing operations. The Company recorded income tax expense and a deferred tax liability of $1,104,840 of which $1,506,362 was recorded at the time of conversion to a C Corporation.
The Company’s statements of operations also present pro-forma income tax expense for periods prior to June 20, 2019 with an effective tax rate of 27.7%.
The Merger between Jensyn and Peck Electric Co. and the Company’s recapitalization on June 20, 2019 caused a stock ownership change for purposes of Section 382 of the Internal Revenue Code. The Company recognized tax net operating losses which it expects to fully utilize over time subject to annual limitations as set forth in the Internal Revenue Code.
The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:
	2019	2018
Current
Federal	$ 0	$ 0
State	6,359	250
Total Current	6,359	250

Deferred
Federal	751,432	0
State	347,049	0
Total Deferred	$1,098,481	$0
Provision for Income Taxes	$1,104,840	$250
The Company’s total deferred tax assets and liabilities at December 31, 2019 are as follows:
	2019	2018
Deferred tax assets (liabilities)
Accruals and reserves	$4,157	$ 0
Net operating loss	421,940	0
Total deferred tax assets	426,097	0

Property and equipment	(1,524,578)	0
Total deferred tax liabilities	(1,524,578)	0
Net deferred tax asset (liabilities)	$(1,098,481)	$0
The Company uses a more-likely-than-not measurement for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements. There were no uncertain tax positions as of December 31, 2019 and 2018. If the Company were to incur interest and penalties related to income taxes, these would be included in the provision for income taxes, there were none for the year ended December 31, 2019 and 2018 respectively. Generally, the three tax years previously filed remain subject to examination by federal and state tax authorities. The Company does not expect a material change in uncertain tax positions to occur within the next 12 months.

Reconciliation between the effective tax on income from operations and the statutory tax rate is as follows:
	2019	2018
Income tax expense at federal statutory rate	$142,179	$ 221,754
Permanent tax differences	2,049	—
Tax effect of conversion from S corporation	1,134,772	—
Federal taxes on period Company was a flow through entity	(220,005)	(221,702)
State and local taxes net of federal benefit	45,845	198
Income tax expense	$1,104,840	$250
The Company has federal net operating losses of approximately $1,840,000 of which $1,195,000 will expire beginning in 2034, $645,000 of the net operating losses do not expire. Net operating losses incurred beginning in 2018 are not subject to expiration under the Tax Cuts and Jobs Act, but the annual usage is limited to 80% or pre net operating loss taxable income. We believe that it is more likely than not that the tax benefit of these net operating losses will be fully realized, as such no valuation allowance has been recorded. The deferred tax assets for the net operating losses are presented net with deferred tax liabilities, which primarily consist of book and tax depreciation differences.
13.	CAPTIVE INSURANCE
The Company and other companies are members of an offshore heterogeneous group captive insurance holding company entitled Navigator Casualty, LTD. (NCL). NCL is located in the Cayman Islands and insures claims relating to workers’ compensation, general liability, and auto liability coverage.
Premiums are developed through the use of an actuarially determined loss forecast. Premiums paid totaled $174,891 and $117,528 for the years ended December 31, 2019 and 2018, respectively. The loss funding, derived from the actuarial forecast, is broken-out into two categories by the actuary known as the “A & B” Funds. The “A” Fund pays for the first $100,000 of any loss and the “B” Fund contributes to the remainder of the loss layer up to $300,000 total per occurrence.
Each shareholder has equal ownership and invests a one-time cash capitalization of $36,000. This is broken out into two categories, $35,900 of redeemable preference shares and $100 for a single common share. Each shareholder represents a single and equal vote on NCL’s Board of Directors.
Summary financial information on NCL as of September 30, 2019 is:
Total assets	$68,741,297
Total liabilities	$34,086,013
Comprehensive income	$5,762,011
NCL’s fiscal year end is September 30, 2019.
	2019	2018
Investment in NCL
Capital	$36,000	$36,000
Cash security	101,555	43,340
Investment income in excess of losses (incurred and reserves)	3,320	1,483
Total deferred tax assets	$140,875	$80,823
14.	RELATED PARTY TRANSACTIONS
In 2014, the minority stockholders of Peck Electric Co., who sold the building that the Company occupies, lent the proceeds to the majority stockholders of Peck Electric Co. who contributed $400,000 of the net proceeds as paid in capital. At December 31, 2019, the amount is included in the “due to stockholders” as there is a right to offset.

In May 2018, stockholders of the Company bought out a minority stockholder of Peck Electric Co. The Company advanced $250,000 for the stock purchase which is included in the “due from stockholders” at December 31, 2018. At December 31, 2019, the amount is included in the “due to stockholders” as there is a right to offset.
The Company’s majority stockholder loaned $295,299 to the Company to help with cash flow needs during the year ended December 31, 2019 which is included in the “due to stockholders”.
The Company was an S-corporation through June 20, 2019 and as a result, the taxable income of the Company is allocated pro-rata to each stockholder and is reported on the stockholder’s tax returns. As a result, the Company has accrued a distribution for taxes of $266,814 to the owners of Peck Electric Co. for the period during which the Company was an S-corporation, which is included in the “due to stockholders”.
The amounts below include amounts due to/from stockholders as of December 31, 2019 and December 31, 2018:
	2019	2018
Due from stockholders consists of unsecured notes from stockholders with interest 2.18%.	$0	$252,858

Due to stockholders consists of unsecured notes to stockholders with interest at the mid-term AFR rate (2.08% at December 31, 2019 ).	$342,718	$33,463
15.	DEFERRED COMPENSATION PLAN
In 2018, the Company entered into a deferred compensation agreement with a former minority stockholder. The agreement provides for deferred income benefits and is payable over the post-retirement period. The Company accrues the present value of the estimated future benefit payments over the period from the date of the agreement to the retirement date. The minimum commitment for future compensation under the agreement is $155,000, the net present value of which is $143,768. The Company will also pay the former stockholder a solar management fee of 24.5% of the available cash flow from the solar arrays put into service on or before December 31, 2017 over the life of the arrays. The amount is de minimis and therefore not recorded on the balance sheet as of December 31, 2019 and recorded in the statement of operations when incurred.
16.	EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.
As a result of the Merger, the Company has retrospectively adjusted the weighted average of shares of common stock outstanding prior to June 20, 2019 by multiplying them by the exchange ratio used to determine the number of shares of common stock into which they converted.
	Years Ended December 31,
	2019	2018
Numerator:
Net Income (loss)	$(427,795)	$1,055,972

Denominator:
Weighted average shares outstanding:
Basic	4,447,681	3,234,501
Diluted	4,447,681	3,234,501

Basic income (loss) per share	(0.10)	0.33
Diluted income (loss) per share	(0.10)	0.33

	Years Ended December 31,
	2019	2018
Pro forma C-corporation Earnings per share:

Numerator
Net Income	$489,368	$763,437

Denominator:
Weighted average shares outstanding:
Basic	4,447,681	3,234,501
Diluted	4,447,681	3,234,501

Basic income per share	0.11	0.24
Diluted income per share	0.11	0.24
The Company has contingent share arrangements and warrants arising from the Merger and Jensyn’s IPO as discussed in Note 2. The potential issuance of additional stock from these arrangements were excluded from the diluted EPS calculation because the prevailing market and operating conditions at the present time do not indicate that any additional shares of stock will be issued. These instruments could result in dilution in future periods. Below is a schedule of the potential shares arising from these contingencies that were excluded from the calculations above:
	Years Ended December 31,
	2019	2018
Earnout provision, includes new shares of Common Stock that may be issued to former Peck Electric Co. shareholders	898,473	0
Earnout provision, includes new shares of Common Stock that may be issued to Exit Strategy	11,231	0
Earnout provision, including new shares of Common Stock that may be issued to holders of forfeited and canceled shares	257,799	0
Option to purchase Common Stock, from Jensyn’s IPO	429,000	0
Warrants to purchase Common Stock, from Jensyn’s IPO	2,292,250	0
17.	RECLASSIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS
Certain amounts in the 2018 financial statement were reclassified to conform to the 2019 financial statement presentation.

The Peck Company Holdings, Inc.
Condensed Consolidated Balance Sheets (Unaudited)
June 30, 2020 and December 31, 2019
	June 30, 2020	December 31, 2019
Assets
Current Assets:
Cash	$93,187	$95,930
Accounts receivable, net of allowance	7,132,783	7,294,605
Costs and estimated earnings in excess of billings	641,014	1,272,372
Other current assets	214,039	201,326
Total current assets	8,081,023	8,864,233

Property and equipment:
Building and improvements	672,727	672,727
Vehicles	1,283,364	1,283,364
Tools and equipment	517,602	517,602
Solar arrays	6,386,025	6,386,025
	8,859,718	8,859,718
Less accumulated depreciation	(2,503,031)	(2,193,007)
	6,356,687	6,666,711
Other Assets:
Investment in GreenSeed Investors, LLC	5,000,000	—
Investment in Solar Project Partners, LLC	96,052	—
Captive insurance investment	198,105	140,875
Total assets	$19,731,867	$15,671,819

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable, includes bank overdrafts of $343,912 and $1,496,695 at June 30, 2020 and December 31, 2019, respectively	$1,788,232	$4,274,517
Accrued expenses	170,613	119,211
Billings in excess of costs and estimated earnings on uncompleted contracts	211,470	126,026
Due to stockholders	51,315	342,718
Line of credit	5,225,419	3,185,041
Current portion of deferred compensation	27,880	27,880
Current portion of long-term debt	361,579	426,254
Total current liabilities	7,836,508	8,501,647

Long-term liabilities:
Deferred compensation, net of current portion	65,633	88,883
Deferred tax liability	676,146	1,098,481
Long-term debt, net of current portion	3,302,429	1,966,047
Total liabilities	11,880,716	11,655,058

Commitments and Contingencies (Note 9)

Stockholders’ equity:
Preferred stock – 0.0001 par value 1,000,000 shares authorized, 200,000 and 0 issued and outstanding at June 30, 2020 and December 31, 2019, respectively (Liquidation Value of $5,000,000)	20	—
Common stock – 0.0001 par value 49,000,000 shares authorized, 5,298,159 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	529	529
Additional paid-in capital-common stock	5,508,388	412,356
Retained earnings	2,342,214	3,603,876
Total Stockholders’ equity	7,851,151	4,016,761
Total liabilities and stockholders’ equity	$19,731,867	$15,671,819
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

The Peck Company Holdings, Inc.
Condensed Consolidated Statements of Operations (Unaudited)
For the three and six months ended June 30, 2020 and 2019
	Three Months ended June 30,		Six Months ended June 30,
	2020	2019	2020	2019
Earned revenue	$2,770,226	$6,278,113	$6,754,906	$10,128,590
Cost of earned revenue	2,765,944	4,574,295	6,434,111	7,537,745
Gross profit	4,282	1,703,818	320,795	2,590,845

Warehousing and other operating expenses	183,514	533,304	376,456	740,811
General and administrative expenses	863,662	755,981	1,481,410	1,013,690
Total operating expenses	1,047,176	1,289,285	1,857,866	1,754,501
Operating income	(1,042,894)	414,533	(1,537,071)	836,344

Other expenses
Interest expense	(65,410)	(58,887)	(146,176)	(103,546)

Income before income taxes	(1,108,304)	355,646	(1,683,247)	732,798
(Benefit) provision for income taxes	(279,274)	1,506,362	(421,585)	1,506,862
Net loss	$(829,030)	$(1,150,716)	$(1,261,662)	$(774,064)

Net loss per share:
Weighted average shares of common stock outstanding
Basic and diluted	5,298,159	3,480,676	5,298,159	3,356,916

Basic and diluted	$(0.16)	$(0.33)	$(0.24)	$(0.23)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

The Peck Company Holdings, Inc.
Condensed Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)
For the three and six months ended June 30, 2020 and 2019
	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings
	Shares	Amounts	Shares	Amounts			Total
Balance as of January 1, 2020	—	$—	5,298,159	$529	$412,356	$3,603,876	$4,016,761

Net Loss						(432,632)	(432,632)

Balance as of, March 31, 2020	—	—	5,298,159	529	412,356	3,171,244	3,584,129

Investment in Green Seed Investors, LLC	200,000	20	—	—	4,999,980	—	5,000,000

Investment in Solar Project Partners, LLC	—	—	—	—	96,052		96,052

Net Loss						(829,030)	(829,030)

Balance as of June 30, 2020	200,000	$20	5,298,159	$529	$5,508,388	$2,342,214	$7,851,151
The Peck Company Holdings, Inc.
Condensed Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)
For the three and six months ended June 30, 2020 and 2019
	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amounts
Balance as of January 1, 2019	3,234,501	$323	$552,630	$4,518,085	$5,071,038

Cash distributions to stockholders in 2019 prior to June 20, 2019	—	—	—	(190,199)	(190,199)

Net income	—	—	—	376,652	376,652

Ending Balance, March 31, 2019	3,234,501	323	552,630	4,704,538	5,257,491

Cash distributions to stockholders in 2019 prior to June 20, 2019	—	—	—	(296,215)	(296,215)

Conversion of Rights to common shares	419,450	42	—	—	42

Combination with Peck Electric Co.	1,820,744	182	(129,100)	—	(129,100)

Net loss	—	—	—	(1,150,716)	(1,150,716)
Ending Balance, June 30, 2019	5,474,695	$547	$423,530	$3,257,607	$3,681,684
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

The Peck Company Holdings, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the Six Months Ended June 30, 2020 and 2019
	2020	2019
Cash flows from operating activities
Net loss	$(1,261,662)	$(774,064)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	310,024	311,053
Deferred finance charge amortization	3,070	—
Deferred tax (benefit) provision	(422,335)	1,506,362
Changes in operating assets and liabilities:
Accounts receivable	161,822	(2,326,492)
Other current assets	(12,713)	—
Costs and estimated earnings in excess of billings	631,358	(884,656)
Accounts payable	(2,486,285)	1,001,627
Accrued expenses	51,402	12,918
Billings in excess of costs and estimated earnings on uncompleted contracts	85,444	540,166
Deferred compensation	(23,250)	(1,376)
Net cash used in operating activities	(2,963,125)	(626,462)

Cash flows from investing activities:
Purchase of solar arrays and equipment	—	(33,339)
Investment costs	—	(128,876)
Cash surrender value of life insurance	—	(733)
Investment in captive insurance	(57,230)	(58,215)
Net cash used in investing activities	(57,230)	(221,163)

Cash flows from financing activities:
Net borrowings on line of credit	2,550,478	581,734
Payments of line of credit	(510,100)	—
Proceeds from long-term debt	1,487,624	—
Payments of long-term debt	(218,987)	(222,822)
Payments to stockholders	(291,403)	—
Due to stockholders	—	421,070
Stockholder distributions paid	—	(219,600)
Net cash provided by financing activities	3,017,612	560,382
Net decrease in cash	(2,743)	(287,243)
Cash, beginning of period	95,930	313,217
Cash, end of period	$93,187	$25,974

Supplemental disclosure of cash flow information

Cash paid during the year for:
Interest	$139,241	$103,546
Income taxes	366	250

Supplemental schedule of non-cash investing and financing activities:
Shares of Preferred Stock issued for investment	$5,000,000	$—
Warrants issued for investment	$96,052	$—
Vehicle purchased and financed	$—	$31,397
Accrued S corporation distributions which have not been paid	$—	$266,814
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

The Peck Company Holding, Inc.
Notes to Condensed Consolidated Financial Statements
Note 1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
a)	Organization
The Peck Company Holdings, Inc. is a solar engineering, construction and procurement contractor for commercial and industrial customers across the Northeastern United States. The Company also provides electrical contracting services and data and communication services. The work is performed under fixed-price and modified fixed-price contracts and time and materials contracts. The Company is incorporated in the State of Delaware and has its corporate headquarters in South Burlington, Vermont.
On February 26, 2019, Peck Electric Co., a privately held company, entered into a Share Exchange Agreement (the “Exchange Agreement”) with Jensyn Acquisition Corp. (“Jensyn”), a publicly held company whose primary business objective was to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination (the “Reverse Merger and Recapitalization”), with one or more target businesses (a special purpose acquisition company or “SPAC”). On June 20, 2019, with the approval of the stockholders of each of Peck Electric Co. and Jensyn, the Reverse Merger and Recapitalization was completed. In connection with the Reverse Merger and Recapitalization, Jensyn issued 3,234,501 shares of Jensyn’s Common Stock, par value $0.0001 per share (the “Common Stock”), to the stockholders of the Peck Electric Co. in exchange for all of the equity securities of Peck Electric Co., and Peck Electric Co. became a wholly-owned subsidiary of Jensyn. While Jensyn was the surviving legal entity, Peck Company Holdings, Inc. was deemed the acquiring entity for accounting purposes. Concurrent with the completion of the Reverse Merger and Recapitalization, Jensyn changed its name from “Jensyn Acquisition Corp.” to “The Peck Company Holdings, Inc.” and the symbol for its Common Stock traded on Nasdaq became “PECK”. Unless the context otherwise requires, “we,” “us,” “our,” “Peck Company” and the “Company” refer to the combined company.
b)	Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020 or any other period. The accompanying financial statements should be read in conjunction with the Company’s audited financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.
c)	Revenue Recognition
1) Revenue Recognition Standard
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard in the fourth quarter 2019, effective January 1, 2019, the first day of the Company’s fiscal year, using the modified retrospective method.
As part of the adoption of the ASU, the Company elected to use the following transition practical expedients: (i) completed contracts that begin and end in the same annual reporting period have not been restated; (ii) the Company used the known transaction price for completed contracts; (iii) to exclude disclosures of transaction prices allocated to remaining performance obligations when the Company expects to recognize such revenue for all periods prior to the date of initial application of the ASU; and (iv) the Company has reflected the aggregate of all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price.
The majority of the Company’s revenue is recognized over time based on the percentage of completion method with cost inputs. Revenue recognized over time primarily consists of performance obligations that are satisfied within one year or less. The majority of the Company’s revenue arrangements generally consist of a single performance obligation to transfer promised goods or services
2) Revenue Recognition Policy
Solar Power Systems Sales and Engineering, Procurement, and Construction Services
The Company recognizes revenue from the sale of solar power systems, Engineering, Procurement and Construction (“EPC”) services, and other construction type contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. Construction contracts, such as the sale of a solar power system combined with EPC services, are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services. Our contracts often require significant services to integrate complex activities and equipment into a single deliverable and are therefore generally accounted for as a single performance obligation, even when delivering multiple distinct services. For such services, the Company recognizes revenue using the cost to cost method, based primarily on contract cost incurred to date compared to total estimated contract cost. The cost to cost method (an input method) is the most accurate depiction of the Company’s performance because it directly measures the value of the services transferred to the customer. Cost of revenue includes an allocation of indirect costs including depreciation and amortization. Subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (i.e., the Company integrates the materials, labor and equipment into the deliverables promised to the customer). Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the customer. As of June 30, 2020, the Company had $0 in pre-contract costs classified as a current asset under contract assets on the Consolidated Balance Sheet. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the client. Customer payments on construction contracts are typically due within 30 to 45 days of billing, depending on the contract. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.
For sales of solar power systems in which the Company sells a controlling interest in the project to a customer, revenue is recognized for the consideration received when control of the underlying project is transferred to the customer. Revenue may also be recognized for the sale of a solar power system after it has been completed due to the timing of when a sales contract has been entered into with the customer.
Energy Generation
Revenue from net metering credits is recorded as electricity is generated from the solar arrays and billed to customers (PPA off-taker) at the price rate stated in the applicable power purchase agreement (PPA).
Operation and Maintenance and Other Miscellaneous Services
Revenue for time and materials contracts is recognized as the service is provided.

3) Disaggregation of Revenue from Contracts with Customers
The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the three and six months ended June 30:
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Performance obligations satisfied over time
Solar	$2,092,228	$4,756,009	$5,322,072	$7,207,725
Electric	482,566	1,234,317	974,206	2,367,423
Data and Network	195,432	287,787	458,628	553,442
Total	$2,770,226	$6,278,113	$6,754,906	$10,128,590
During the periods ended June 30, 2020 and 2019, there was no revenue recognized based on the satisfaction of performance obligation at a point in time.
4) Variable Consideration
The nature of the Company’s contracts gives rise to several types of variable consideration, including claims and unpriced change orders; award and incentive fees; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the Company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for claims accounting have been satisfied.
5) Remaining Performance Obligation
Remaining performance obligations, or backlog, represents the aggregate amount of the transaction price allocated to the remaining obligations that the Company has not performed under its customer contracts. The Company has elected to use the optional exemption in ASC 606-10-50-14, which exempts an entity from such disclosures if a performance obligation is part of a contract with an original expected duration of one year or less.
6) Warranties
The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on a project. Historically, warranty claims have not resulted in material costs incurred, and any estimated costs for warranties are included in the individual contract cost estimates for purposes of accounting for long-term contracts.
e)	Accounts Receivable
Accounts receivable are recorded when invoices are issued and presented on the condensed balance sheet net of the allowance for doubtful accounts. The allowance, which was $84,000 at June 30, 2020 and December 31, 2019, is estimated based on historical losses, the existing economic condition, and the financial stability of the Company’s customers. Accounts are written off against the reserve when they are determined to be uncollectible.

f)	Project Assets
Project assets primarily consist of costs related to solar power projects that are in various stages of development that are capitalized prior to the completion of the sale of the project, and are actively marketed and intended to be sold. In contrast to contract assets, the Company holds a controlling interest in the project itself. These project related costs include costs for land, development, and construction of a PV solar power system. Development costs may include legal, consulting, permitting, transmission upgrade, interconnection, and other similar costs. The Company typically classifies project assets as noncurrent due to the nature of solar power projects (long-lived assets) and the time required to complete all activities to develop, construct, and sell projects, which is typically longer than 12 months. Once the Company enters into a definitive sales agreement, such project assets are classified as current until the sale is completed and the Company has met all of the criteria to recognize the sale as revenue. Any income generated by a project while it remains within project assets is accounted for as a reduction to the basis in the project. If a project is completed and begins commercial operation prior to the closing of a sales arrangement, the completed project will remain in project assets until placed in service. All expenditures related to the development and construction of project assets, whether fully or partially owned, are presented as a component of cash flows from operating activities. Project assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A project is considered commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. A partially developed or partially constructed project is considered to be commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project is expected to be recoverable, including whether there are any changes in environmental, permitting, market pricing, regulatory, or other conditions that may impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjust the carrying value to the estimated fair value, with the resulting impairment recorded within “Selling, general and administrative” expense.
Project Asset were $0 for the three and six months ended June 30, 2020 and 2019, respectively.
g)	Property and Equipment
Property and equipment greater than $1,000 are recorded at cost, less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, required installation costs, and any expenditures that substantially add to the value or substantially extend the useful life of the assets.
The solar arrays represent project assets that the Company may temporarily own and operate after being placed into service. The Company reports solar arrays at cost, less accumulated depreciation. The Company begins depreciation on the solar arrays when they are placed in service.
Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Buildings and improvements	39 years
Vehicles	3-5 years
Tools and equipment	3-7 years
Solar arrays	20 years
Total depreciation expense for the three months ended June 30, 2020 and June 30, 2019 was $155,012 and $160,570, respectively. Total depreciation expense for the six months ended June 30, 2020 and June 30, 2019 was $310,024 and $311,053, respectively.
The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is included in operations. The cost of maintenance and repairs are charged to expense as incurred, while significant renewals or betterments are capitalized.

h)	Long-Lived Assets
The Company assesses long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances arise, including consideration of technological obsolescence, that may indicate that the carrying amount of such assets may not be recoverable. These events and changes in circumstances may include a significant decrease in the market price of a long-lived asset; a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; a significant adverse change in the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; a current period operating or cash flow loss combined with a history of such losses or a projection of future losses associated with the use of a long-lived asset; or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
When impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group’s carrying value to determine if the asset group is recoverable. If the carrying value of the asset group exceeds the undiscounted future cash flows, the Company measures any impairment by comparing the fair value of the asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and/or (iii) information available regarding the current market value for such assets.
If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Estimating future cash flows requires significant judgment, and such projections may vary from the cash flows eventually realized.
The Company considers a long-lived asset to be abandoned after the Company has ceased use of such asset and they have no intent to use or repurpose the asset in the future. Abandoned long-lived assets are recorded at their salvage value, if any.
i)	Asset Retirement Obligations
The Company develops, constructs, and operates certain solar arrays with land lease agreements that include a requirement for the removal of the assets at the end of the term of the agreement. The Company recognizes such asset retirement obligations (“ARO”) in the period in which they are incurred based on the present value of estimated third-party recommissioning costs, and they capitalize the associated asset retirement costs as part of the carrying amount of the related assets. Once an asset is placed into service, the asset retirement cost is subsequently depreciated on a straight-line basis over the estimated useful life of the asset. Changes in AROs resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The AROs were not deemed significant to the financial statements and were therefore not recorded as a liability at June 30, 2020 and December 31, 2019.
j)	Concentration and Credit Risks
The Company occasionally has cash balances in a single financial institution during the year in excess of the Federal Deposit Insurance Corporation limit of up to $250,000 per financial institution. The differences between book and bank balances are outstanding checks and deposits in transit. At June 30, 2020, the uninsured balances were immaterial.
k)	Income Taxes
Through June 20, 2019 (the date of the closing of the Exchange Agreement) the former Peck Electric had elected to be taxed as an S-Corporation under the Internal Revenue Code and similar codes in states in which the Company was subject to taxation. While this election was in effect, the income (whether distributed or not) was taxed for federal income tax purposes to former Peck Electric stockholders. Accordingly, no provision for federal income tax was required. The provision for income taxes for former

Peck Electric was primarily for Vermont minimum taxes. As of the date of the completion of the Exchange Agreement, the Company effectively became a C-Corporation, which changed the level of taxation from the stockholders to the Company. The deferred tax assets and liabilities that arise out of the change of tax status have been recorded to account for the temporary differences that existed on the date of the change resulting in a deferred tax liability of $1,506,362.
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The financial statements of the Company account for deferred tax assets and liabilities in accordance with Accounting Standards Codification (“ASC”) 740, Income taxes.
The Company also uses a more-likely-than-not measurement for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements. If the Company were to incur interest and penalties related to income taxes, these would be included in the provision for income taxes. Generally, the three tax years previously filed remain subject to examination by federal and state tax authorities.
l)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates their estimates, including those related to inputs used to recognize revenue over time, specifically percentage-of-completion. Actual results could differ from those estimates.
m)	Recently Issued Accounting Pronouncements
Prior to June 20, 2019, the Company was defined as a non-public entity for purposes of applying transition guidance related to new or revised accounting standards under GAAP, and was required to adopt new or revised accounting standards after the required adoption dates that applied to public companies. Subsequent to June 20, 2019, the Company maintains its emerging growth company status until no later than December 31, 2021. The Company will maintain the election available to an emerging growth company to use any extended transition period applicable to non-public companies when complying with a new or revised accounting standard. The Company retains its emerging growth status and therefore elects to adopt new or revised accounting standards on the adoption date required for a private company.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either operating or financing, with such classifications affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. ASU 2016-02 was recently delayed for emerging growth companies that elected to adopt new accounting standards on the adoption date required for private companies and will be effective for the Company’s annual reporting period in 2022 and interim periods beginning first quarter of 2023. The Company is evaluating the impact ASU 2016-02 will have on its financial statements and associated disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit losses (Topic 326). This new guidance will change how entities account for credit impairment for trade and other receivables, as well as for certain financial assets and other instruments. The update will replace the current incurred loss model with an expected loss model. Under the incurred loss model, a loss (or allowance) is recognized only when an event has occurred (such as a payment delinquency) that causes the entity to believe that a loss is probable (that is has been “incurred”). Under the expected loss model, a loss (or allowance) is recognized upon initial recognitions of the asset that reflects all future events that leads to a loss being realized, regardless of whether it is probable that the future event will occur. The incurred loss model considers past events and conditions, while the expected loss model includes expectations for the future which have yet to occur. ASU 2018-19 was issued in November 2018 and excludes operating leases from the new guidance. The standard will require entities to record a cumulative-effect adjustment to the balance sheet as of the beginning of the first reporting period in which the guidance is effective. As an Emerging Growth Company, the standard is effective for the Company’s 2022 annual reporting period and interim periods beginning first quarter of 2023. The Company is evaluating the impact of ASU 2016-13 will have on its financial statements and associated disclosures.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740). This ASU reduces the complexity over accounting for income taxes by removing certain exceptions and amending guidance to improve consistent application of accounting over income taxes. We are currently assessing the provision of this guidance to determine whether or not its adoption will have an impact on our consolidated financial statements and related disclosures. The guidance is effective January 1, 2021 with early adoption permitted.
n)	Deferred Finance Costs
Deferred financing costs relate to the Company’s debt and equity instruments. Deferred financing costs relating to debt instruments are amortized over the terms of the related instrument using the effective interest method. The Company incurred $21,547 of deferred financing costs for the year ended December 31, 2019 in connection with a refinance of its revolving line of credit. Amortization expense associated with deferred financing costs, which is included in interest expense, totaled $1,535 for the three months ended June 30, 2020 and $0 for the three months ended June 30, 2019. Amortization expense associated with deferred financing costs, which is included in interest expense, totaled $3,070 for the six months ended June 30, 2020 and $0 for the six months ended June 30, 2019. Debt financing costs relating to the equity credit line were offset against additional paid in capital as the shares issued were fully earned on the execution of the agreement. The Company incurred $413,032 of deferred financing costs that was recorded to additional paid in capital for the year ended December 31, 2019.
o)	Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, cash collateral deposited with insurance carriers, deferred compensation plan liabilities, accounts payable and other current liabilities, and debt obligations.
Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance establishes a valuation hierarchy, which requires maximizing the use of observable inputs when measuring fair value. The three levels of inputs that may be used are: (i) Level 1 - quoted market prices in active markets for identical assets or liabilities; (ii) Level 2 - observable market-based inputs or other observable inputs; and (iii) Level 3 - significant unobservable inputs that cannot be corroborated by observable market data, which are generally determined using valuation models incorporating management estimates of market participant assumptions. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities approximate their fair values. Management believes the carrying values of notes and other receivables, cash collateral deposited with insurance carriers, and outstanding balances on its credit facilities approximate their fair values.

The earnout provision of the Share Exchange is considered a Level 3 measurement. Given that the probability of such provisions being achieved is highly unlikely, no value was assigned to the earnout provision.
Note 2. EXCHANGE AGREEMENT/REVERSE MERGER AND RECAPITALIZATION
As discussed in Note 1, on June 20, 2019, the Company consummated the Reverse Merger and Recapitalization pursuant to the Exchange Agreement between Jensyn and Peck Electric Co. The materials actions arising from the agreement are outlined below:
a)	Exchange of Shares
Upon the closing of the Exchange Agreement, the stockholders of Peck Electric Co. exchanged their shares of capital stock in Peck Electric Co. for 3,234,501 shares of the Jensyn’s Common Stock (the “Share Exchange”), representing approximately 59% of Jensyn’s outstanding shares after giving effect to the Reverse Merger and Recapitalization. As a result of the Share Exchange, Peck Electric became a wholly owned subsidiary of the Company.
Upon the closing of the Reverse Merger and Recapitalization and after giving effect to the issuances of Common Stock and the conversion of 4,194,500 rights to purchase Common Stock into 419,450 shares of Common Stock. In addition, 1,819,482 shares of the Company’s Common Stock were issued to Jensyn shareholders upon the closing of the Reverse Merger and Recapitalization. The Company also redeemed a total of 492,037 shares of its Common Stock pursuant to the terms of the Company’s Second Amended and Restated Certificate of Incorporation resulting in a total payment to redeeming stockholders of $5,510,814.
i.
warrants exercisable for 2,097,250 shares of Common Stock, consisting of 3,900,000 warrants originally sold as part of units in Jensyn’s initial public offering (the “IPO”) and 294,500 warrants sold as part of the units issued in a private placement simultaneously with the consummation of the Jensyn IPO. Each warrant entitles its holder to purchase one-half of one share of Common Stock at an exercise price of $5.75 per half share ($11.50 per whole share)

ii.
warrants exercisable for 195,000 shares of Common Stock, consisting of 390,000 private warrants originally sold as part of Firm Units in the IPO. Each warrant entitled its holder to purchase one-half of one share of Common Stock at an exercise price of $5.75 per half share ($11.50 per whole share).

iii.	Purchase option for 390,000 Units was originally sold as part of the IPO. Each Unit has an exercise price of $12.00 per Unit and consists of the following:
○	One share of Common Stock
○	One right to receive one-tenth (1/10) of a share of Common Stock issued upon exercise of the Unit
One warrant entitling its holder to purchase one-half of one share of Common Stock at an exercise price of $5.75 per half share ($11.50 per whole share).
b)	Earnout
In the event that the earnout provisions of Exchange Agreement are deemed to have been met by June 30, 2020, the end of the Earnout Period, then the Company shall issue 898,473 shares of Common Stock to the original Peck Electric Co. stockholders, issue 11,231 shares of Common Stock to Exit Strategy Partners, LLC, and issue shares of Common Stock to certain of the initial stockholders of the Company a number of shares of the Company’s Common Stock equal to the number of shares of the Company’s Common Stock forfeited and canceled by such stockholders to the extent that such shares are used to satisfy Company obligations or to induce investors to make an equity investment in the Company at or prior to the Closing as described below under “Issuance of Additional Shares and Forfeiture of Sponsor Shares.” Earnout provision will be met in the event that (a) the Company’s Adjusted EBITDA for the twelve (12) month period commencing on the first full month that is after the Closing Date (the “Earnout Period”) is $5,000,000 or more (the “Adjusted EBITDA Target) or (b) the closing Stock Price is $12.00 or more after the Closing Date (the “Stock Price Target”) and prior to the end of the Earnout Period. The Company has requested a legal opinion to determine if any of the earnout provisions were met as of June 30, 2020.

c)	Issuance of Additional Shares and Forfeiture of Sponsor Shares
In connection with the Reverse Merger and Recapitalization arising out of the Exchange Agreement, the Company issued 493,299 shares of Common Stock in exchange for the cancellation of approximately $5,618,675 of obligations and, as contemplated by the Exchange Agreement, certain insiders and their transferees have agreed to forfeit and cancel 281,758 shares of Common Stock. As of December 31, 2019, 257,799 shares of Common Stock were forfeited and new shares will be issued if the earnout provisions of Exchange Agreement are deemed to have been met by June 30, 2020, the end of the Earnout Period. The remaining 23,959 shares of Common Stock are pending forfeiture and cancellation as of June 30, 2020. The Company has requested a legal opinion to determine if any of the earnout provisions were met as of June 30, 2020.
Note 3. EXCHANGE AND SUBSCRIPTION AGREEMENT
The Company entered into an Exchange and Subscription Agreement (the “Exchange Agreement”) dated April 22, 2020 with GreenSeed Investors, LLC, a Delaware limited liability company (“GSI”), and Solar Project Partners, LLC, a Delaware limited liability company (“SPP”).
The primary purpose of GSI is to facilitate the green bond platform and provide capital for the acquisition of solar projects by SPP. The investment in GSI provides access to early stage financing to support the Company’s EPC operations while establishing a large pipeline of projects. The investment in SPP provides the Company with the opportunity to retain a long-term ownership in the completed solar projects. As such, the Company recorded the investments as long-term other assets.
Pursuant to the Exchange Agreement, the Company subscribed for 500,000 Units of Class B Preferred Membership units of GSI in exchange for 200,000 shares of the Company’s Series A Preferred Stock (the “Preferred Shares”). In addition to the investment of Preferred Shares by the Company, GSI obtain additional capital contributions which valued the Units at $10.00 per Unit. As the Company acquired 500,000 Units, the market transactions were utilized as a Level 1 fair value instruments in determining the valuation of the investment. As of April 22, 2020, the fair value of the investment in GSI was $5,000,000. Separately, the Company subscribed for and purchased 100,000 Units of SPP in exchange for the issuance by the Company of a Warrant to acquire 275,000 shares of the Company’s Common Stock at an exercise price of $15.00 per share. As of April 22, 2020, the fair value of the warrants was $96,052. The key assumptions used in the valuation of the warrants were as follows; a) volatility of 71.36%, b) term of 5 years, c) risk free rate of 0.36% and d) a dividend yield of 0%.
The Exchange Agreement provides that as long as the dividend payment on the Preferred Shares in each calendar quarter is equal to the aggregate distribution with respect to the GSI Units, such payments and distributions shall be offset and neither GSI nor the Company need to make any cash payments to the other.
The Company granted to GSI the right to repurchase up to 400,000 (in tranches of 50,000) of the Units at a valuation of $10.00 per Unit totaling $4,000,000.
The Company granted to GSI registration rights with respect to the Preferred Shares, the Warrant, and the Common Stock underlying the Warrant.
The GSI and SPP investments are measured at cost, less impairment, if any, plus or minus changes resulting from observable price changes in ordinary transactions for the identical or similar investment of the same issuer. Changes in the fair value of the investment are recorded as net appreciation in fair value of investment in the Consolidated Statements of Operations. At June 30, 2020, the equity investment for GSI and SPP was $5,000,000 and $96,052, respectively. No net appreciation or depreciation in fair value of the investments was recorded during the three and six month periods ended June 30, 2020, as there were no observable price changes.
Note 4. LIQUIDITY AND FINANCIAL CONDITION
For the six months ended June 30, 2020, the Company experienced a net operating loss and negative cash flow from operations. At June 30, 2020, the Company had balances of cash of $93,187, working capital of $244,515 and total stockholders’ equity of $7,851,151. To date, the Company has relied predominantly on operating cash flow and borrowings from its credit facilities and long-term debt to fund its operations.

On April 24, 2020, the Company received a loan under the CARES Act Payroll Protection Program (“PPP”) of $1,487,624. Proceeds from the loan used to cover documented expenses related to payroll, rent and utilities, during the 24-week period, subsequent to the cash being received by the Company, are eligible to be forgiven. The forgiveness amount allows for not more than 40% of the forgiveness to be for non-payroll items and is subject to reduction if employees are terminated or wages are reduced. The remaining unforgiven amount of the loan bears interest at 1% per annum and matures on April 24, 2025. Initial principal payments are deferred for the first ten months; however, interest still accrues during this time. There are no collateral requirements or prepayment penalties associated with the loan.
Due to the impact of the COVID-19 pandemic, during the period covered by the Report the Company had several current projects delayed and the commencement of certain future projects were unknown as of the date of this filing. All projects are anticipated to begin promptly once the Vermont State of Emergency expires. The current State of Emergency is scheduled to end on August 15, 2020. However, as the Company does support and maintain critical infrastructure, several projects were deemed essential and allowed to continue.
Under the terms of the Company’s equity line of credit, Lincoln Park Capital is required to purchase shares up to a total value of $15,000,000 pursuant to certain terms and conditions. The Company can require the purchase of 50,000 shares of Common Stock under a regular purchase. On the next day following a regular purchase, the Company can require the purchase of an accelerated purchase equal to 200% of the shares sold in the regular purchase as well as an additional accelerated purchase equal to 300% of the shares sold in the regular purchase. The total number of shares authorized under the Purchase Agreement total 3,024,194 which would allow the Company to maximize the equity line of credit within 10 business days.
The Company believes its current cash on hand including the proceeds received under the PPP loan, the availability under the equity line of credits, the collectability of its accounts receivable and project backlog are sufficient to meet its operating and capital requirements for at least the next twelve months from the date these financial statements are issued.
Note 5. ACCOUNTS RECEIVABLE
Accounts receivable consist of:
	June 30, 2020	December 31, 2019
Accounts receivable - contracts in progress	$7,105,561	$7,190,412
Accounts receivable - retainage	111,222	188,193
	7,216,783	7,378,605
Allowance for doubtful accounts	(84,000)	(84,000)
Total	$7,132,783	$7,294,605
Bad debt expense was $0 for June 30, 2020 and 2019, respectively.
Contract assets represent revenue recognized in excess of amounts billed, unbilled receivables, and retainage. Unbilled receivables represent an unconditional right to payment subject only to the passage of time, which are reclassified to accounts receivable when they are billed under the terms of the contract. Contract assets were as follows at June 30, 2020 and December 31, 2019:
	June 30, 2020	December 31, 2019
Costs in excess of billings	$641,014	$1,272,372
Unbilled receivables	—	206,213
Retainage	111,222	188,193
	$752,236	$1,666,778

Contract liabilities represent amounts billed to clients in excess of revenue recognized to date, billings in excess of costs, and retainage. The Company anticipates that substantially all incurred cost associated with contract assets as of June 30, 2020 will be billed and collected within one year. Contract liabilities were as follows at June 30, 2020 and December 31, 2019:
	June 30, 2020	December 31, 2019
Billings in excess of costs	$211,470	$126,026
Note 6. CONTRACTS IN PROGRESS
Information with respect to contracts in progress is as follows:
	June 30, 2020	December 31, 2019
Expenditures to date on uncompleted contracts	$2,836,714	$4,699,855
Estimated earnings thereon	898,513	1,409,060
	3,735,227	6,108,915
Less billings to date	(3,095,863)	(5,168,782)
	639,364	940,133
Plus under billings remaining on contracts 100% complete	209,820	206,213
Total	$429,544	$1,146,346
Included in accompanying balance sheets under the following captions:
	June 30, 2020	December 31, 2019
Cost and estimated earnings in excess of billings	$641,014	$1,272,372
Billings in excess of costs and estimated earnings on uncompleted contracts	(211,470)	(126,026)
	$429,544	$1,146,346
Note 7. LONG-TERM DEBT
A summary of long-term debt is as follows:
	June 30, 2020	December 31, 2019
NBT Bank, National Association, 4.25% interest rate, secured by all business assets, payable in monthly installments of $5,869 through September 2026, with a balloon payment at maturity.	$703,464	$723,230

NBT Bank, National Association, 4.00% interest rate, secured by all business assets, payable in monthly installments of $12,070 through January 2021.	83,370	153,258

NBT Bank, National Association, 4.20% interest rate, secured by building, payable in monthly installments of $3,293 through September 2026, with a balloon payment at maturity.	260,457	274,476

NBT Bank, National Association, 4.15% interest rate, secured by all business assets, payable in monthly installments of $3,677 through April 2026.	227,878	244,920

NBT Bank, National Association, 4.20% interest rate, secured by all business assets, payable in monthly installments of $5,598 through October 2026, with a balloon payment at maturity.	450,799	474,464

	June 30, 2020	December 31, 2019
NBT Bank, National Association, 4.85% interest rate, secured by a piece of equipment, payable in monthly installments of $2,932 including interest, through May 2023.	95,396	110,413

NBT Bank, National Association, 1.0% interest rate, payable in monthly installments including interest beginning September 2021, through August 2026, issued through the CARES Act Payroll Protection Program.	1,487,624	—

Various vehicle loans, interest ranging from 0% to 6.99%, total current monthly installments of approximately $8,150, secured by vehicles, with varying terms through September 2025.	286,071	333,510

National Bank of Middlebury, 3.95% interest rate for the initial 5 years, after which the loan rate will adjust equal to the Federal Home Loan Bank of Boston 5/20 – year Advance Rate plus 2.75%, loan is subject to a floor rate of 3.95%, secured by solar panels and related equipment, payable in monthly installments of $2,388 including interest, through December 2024.	85,882	98,033
	3,680,941	2,412,304
Less current portion	(361,579)	(426,254)
	3,319,362	1,986,050
Less debt issuance costs	(16,933)	(20,003)
	$3,302,429	$1,966,047
Maturities of long-term debt are as follows:
Year ending December 31:	Amount
Remainder of 2020	$207,267
2021	404,619
2022	600,960
2023	561,413
2024	515,958
2025 and thereafter	1,390,724
$3,680,941
Note 8. LINE OF CREDIT
The Company has a working capital line of credit with NBT Bank with a limit of $6,000,000 and a variable interest rate based on the Wall Street Journal Prime rate, currently 3.25%. The line of credit is payable upon demand with a maturity date of September 2020. The balance outstanding was $5,225,419 and $2,663,124 at June 30, 2020 and December 31, 2019, respectively Borrowing is based on 80% of eligible accounts receivable. The line is secured by all business assets and it and is subject to certain financial covenants. These financial covenants consist of a minimum debt service coverage ratio of 1.20 to 1.00 measured on a quarterly basis and are in effect beginning September 2020.
The Company has a line of credit with NBT Bank with a limit of $2,000,000 to fund the development of certain solar arrays. The line has a variable interest rate based on the Wall Street Journal Prime rate, currently 4.75%. The maturity date is September 2020.There were no borrowings at June 30, 2020 and the balance was $510,100 at December 31, 2019. The line is secured by all business assets and is subject to certain financial covenants. These financial covenants consist of a minimum debt service coverage ratio of 1.20 to 1.00 measured on a quarterly basis and are in effect beginning September 2020.

Note 9. COMMITMENTS AND CONTINGENCIES
In 2015, the Company entered into two twenty-five-year non-cancelable lease agreements for land on which they constructed solar arrays. One lease has fixed annual rent of $2,500. The second lease has annual rent of $2,500 with an annual increase of 2%.
In 2017, the Company entered into a twenty-year non-cancelable lease agreement for land on which it constructed solar arrays. The lease has annual rent of $3,500 with an annual increase of 2%.
In 2018, the Company entered into a twenty-year non-cancelable lease agreement for land on which it constructed solar arrays. The lease has annual rent of $26,000.
In 2019, the Company entered into a two-year non-cancelable lease agreement for equipment used in solar installations. The leases have a combined annual rent of $45,832.
The Company occasionally pays rent for storage on a month-to-month basis.
Total rent expense for all of the non-cancelable leases above were $5,000 and $128 for the three months ended June 30, 2020 and 2019, respectively. Total rent expense for all of the non-cancelable leases above were $17,030 and $26,128 for the six months ended June 30, 2020 and 2019, respectively.
The Company also rents equipment to be used on jobs under varying terms not exceeding one year. Total rent expense under short term rental agreements was $28,628 and $36,386 for the three months ended June 30, 2020 and 2019, respectively. The Company also rents equipment to be used on jobs under varying terms not exceeding one year. Total rent expense under short term rental agreements was $116,254 and $80,509 for the six months ended June 30, 2020 and 2019, respectively.
Future minimum lease payments required under all of the non-cancelable operating leases are as follows:
Year ending December 31:	Amount
Remainder of 2020	$50,672
2021	54,201
2022	35,236
2023	35,371
2024	35,508
2025	35,231
Thereafter	448,546
$694,765
Note 10. UNION ASSESSMENTS
The Company employs members of the International Brotherhood of Electrical Workers Local 300 (IBEW). The union fee assessments payable are both withholdings from employees and employer assessments. Union fees are for monthly dues, defined contribution pension, health and welfare funds as part of multi-employer plans. All union assessments are based on the number of hours worked or a percentage of gross wages as stipulated in the agreement with the Union.
The Company has an agreement with the IBEW in respect to rates of pay, hours, benefits, and other employment conditions. During the three and six months ended June 30, 2020 and 2019, the Company incurred the following union assessments.
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Pension fund	$67,676	$64,816	$140,846	$146,257
Welfare fund	152,234	198,668	366,263	453,982
National employees benefit fund	15,235	18,973	35,753	44,587
Joint apprenticeship and training committee	2,369	2,764	5,210	6,452
401(k) matching	19,502	8,097	19,502	16,832
Total	$257,016	$293,318	$567,574	$668,110

Note 11. PROVISION FOR INCOME TAXES
In connection with the closing of the Reverse Merger and Recapitalization, the Company’s tax status changed from an S-corporation to a C-corporation. As a result, the Company is responsible for federal and state income taxes and must record deferred tax assets and liabilities for the tax effects of any temporary differences that exist on the date of the change. When push down accounting does not apply as part of a business combination, U.S. GAAP requires the effect of the change in tax status to be recognized in the financial statements and the effect is included in income (loss) from continuing operations. The Company recorded deferred income tax expense and a corresponding deferred tax liability of $1,098,481 as of and for the year ended December 31, 2019, of which $1,506,362 was recorded at the time of conversion to a C Corporation (see note 1 (k) income taxes).
The provision for income taxes for the six months ending June 30, 2020 and 2019 consists of the following:
	June 30, 2020	June 30, 2019
Current
Federal	$—	$—
State	750	500
Total current	750	500

Deferred
Federal	(320,108)	1,141,389
State	(102,227)	364,973
Total deferred tax (asset) liability	$(422,335)	1,506,362
(Benefit) provision for Income Taxes	$(421,585)	$1,506,862
The Company’s total deferred tax assets and liabilities at June 30, 2020 and December 31, 2019 are as follows:
	June 30, 2020	December 31, 2019
Deferred tax assets (liabilities)
Accruals and reserves	$23,281	$4,157
Net operating loss	776,870	421,940
Total deferred tax assets	800,151	426,097

Property and equipment	(1,476,297)	(1,524,578)
Total deferred tax liabilities	(1,476,297)	(1,524,578)
Net deferred tax asset (liabilities)	$(676,146)	$(1,098,481)
Reconciliation between the effective tax on income from operations and the statutory tax rate is as follows:
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Income tax (benefit) expense at federal statutory rate	$(232,744)	$49,341	$(353,482)	$153,888
Federal taxes on period Company was a flow through entity		(49,341)	—	(153,888)
Permanent differences	11,107	—	23,435
Deferred tax expense recorded upon conversion to C corp	—	1,506,362	—	1,506,362
Other adjustments	19,101	—	19,101	—
State and local taxes net of federal benefit	(76,738)	—	(110,639)	500
Total	$(279,274)	$1,506,362	$(421,585)	$1,506,862

Note 12. CAPTIVE INSURANCE
The Company and other companies are members of an offshore heterogeneous group captive insurance holding company entitled Navigator Casualty, LTD. (NCL). NCL is located in the Cayman Islands and insures claims relating to workers’ compensation, general liability, and auto liability coverage.
Premiums are developed through the use of an actuarially determined loss forecast. Premiums paid totaled $174,891 and $117,528 for the years ended December 31, 2019 and 2018, respectively. The loss funding, derived from the actuarial forecast, is broken-out into two categories by the actuary known as the “A & B” Funds. The “A” Fund pays for the first $100,000 of any loss and the “B” Fund contributes to the remainder of the loss layer up to $300,000 total per occurrence.
Each shareholder has equal ownership and invests a one-time cash capitalization of $36,000. This is broken out into two categories, $35,900 of redeemable preference shares and $100 for a single common share. Each shareholder represents a single and equal vote on NCL’s Board of Directors.
Summary financial information on NCL as of September 30, 2019 is:
Total assets	$68,741,297
Total liabilities	$34,086,013
Comprehensive income	$5,762,011
NCL’s fiscal year end is September 30, 2019.
	June 30, 2020	December 31, 2019
Investment in NCL
Capital	$36,000	$36,000
Cash security	158,785	101,555
Investment income in excess of losses (incurred and reserves)	3,320	3,320
Total investment	$198,105	$140,875
Note 13. RELATED PARTY TRANSACTIONS
In 2014, the minority stockholders of Peck Electric Co., who sold the building that the Company occupies, lent the proceeds to the majority stockholders of Peck Electric Co. who contributed $400,000 of the net proceeds as paid in capital. At June 30, 2020 and December 31, 2020, the amount owed of $100,000 and $117,605, respectively, is included in the “due to stockholders” as there is a right to offset.
In May 2018, stockholders of the Company bought out a minority stockholder of Peck Electric Co. The Company advanced $250,000 for the stock purchase which is included in the “due from stockholders”. At June 30, 2020 and December 31, 2019, the amounts of $602,463 and $337,000, respectively, are included in the “due to stockholders” as there is a right to offset.
In 2019, the Company’s majority stockholder loaned $286,964 and $295,299 to the Company to help with cash flow needs and the amount is included in the “due to stockholders” at June 30, 2020 and December 31, 2019, respectively.
The Company was an S-corporation through June 20, 2019 and as a result, the taxable income of the Company is reported on the owner’s tax returns and they are taxed individually. As a result, the Company has accrued a distribution for taxes of $266,814 at June 30, 2020 and December 31, 2019, respectively, to the owners of Peck Electric Co. for the period during which the Company was an S-corporation, which is included in the “due to stockholders” value below.
The amounts below include amounts due to/from stockholders as of June 30, 2020 and December 31, 2019:
	June 30, 2020	December 31, 2019
Due to stockholders consists of unsecured notes to stockholders with interest at the mid-term AFR rate (2.08% at June 30, 2020).	$51,315	$342,718

Note 14. DEFERRED COMPENSATION PLAN
In 2018, the Company entered into a deferred compensation agreement with a former minority stockholder. The agreement provides for deferred income benefits and is payable over the post-retirement period. The Company accrues the present value of the estimated future benefit payments over the period from the date of the agreement to the retirement date. The minimum commitment for future compensation under the agreement is $155,000, the net present value of which is $93,513 at June 30, 2020. The Company will also pay the former stockholder a solar management fee of 24.5% of the available cash flow from the solar arrays put into service on or before December 31, 2017 over the life of the arrays. The amount is de minimis and therefore not recorded on the balance sheet as of June 30, 2020 and December 31, 2019 and recorded in the statement of operations when incurred.
Note 15. EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.
As a result of the Reverse Merger and Recapitalization, the Company has retrospectively adjusted the weighted average of shares of common stock outstanding prior to June 20, 2019 by multiplying them by the exchange ratio used to determine the number of shares of common stock into which they converted.
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Numerator:
Net Income (loss)	$(829,030)	$(1,150,716)	$(1,261,662)	$(774,064)

Denominator:
Weighted average shares outstanding:
Basic	5,298,159	3,480,676	5,298,159	3,356,916
Diluted	5,298,159	3,480,676	5,298,159	3,356,916

Basic income (loss) per share	$(0.16)	$(0.33)	$(0.24)	$(0.23)
Diluted income (loss) per share	$(0.16)	$(0.33)	$(0.24)	$(0.23)
The Company has contingent share arrangements and warrants arising from the Reverse Merger and Recapitalization and Jensyn’s IPO as discussed in Note 2 and the Exchange and Subscription Agreement discussed in Note 3. The potential issuance of additional shares of Common Stock from these arrangements were excluded from the diluted EPS calculation because the prevailing market and operating conditions at the present time do not indicate that any additional shares of Common Stock will be issued. These instruments could result in dilution in future periods. Below is a schedule of the potential share issuances arising from these contingencies that were excluded from the calculations above:
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Earnout provision, includes new shares of common stock to be issued to former Peck Electric Co. shareholders	898,473	—	898,473	—
Earnout provision, includes new shares of Common Stock that may be issued to Exit Strategy	11,231	11,231	11,231	11,231
Earnout provision, including new shares of Common Stock that may be issued to holders of forfeited and canceled shares	257,799	257,799	257,799	257,799
Option to purchase Common Stock, from Jensyn’s IPO	429,000	429,000	429,000	429,000

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Warrants to purchase Common Stock, from Jensyn’s IPO	2,292,250	2,292,250	2,292,250	2,292,250
Warrants to purchase Common Stock, from Solar Project Partners, LLC. Exchange and Subscription Agreement	275,000	—	275,000	—
Conversion of Preferred Stock to Common Stock from GreenSeed Investors, LLC Exchange and Subscription Agreement	200,000	—	200,000	—
Note 16. PREFERRED STOCK
The Company has authorized and designated 1,000,000 shares of convertible preferred stock (the “Preferred Stock”). Pursuant to the Exchange Agreement, the Company subscribed for 500,000 Units of Class B Preferred Membership units of GSI in exchange for 200,000 shares of the Company’s Series A Preferred Stock (the “Preferred Shares”). In addition, the Company subscribed for and purchased 100,000 Units of SPP in exchange for the issuance by the Company of a Warrant to acquire 275,000 shares of the Company’s Common Stock at an exercise price of $15.00 per share.
The Exchange Agreement provides that as long as the dividend payment on the Preferred Shares in each calendar quarter is equal to the aggregate distribution with respect to the GSI Units, such payments and distributions shall be offset and neither GSI nor the Company need to make any cash payments to the other.
The Company granted to GSI the right to repurchase up to 400,000 (in tranches of 50,000) of the Units at a valuation of $4,000,000.
The Company granted to GSI registration rights with respect to the Preferred Shares, the Warrant, and the Common Stock underlying the Warrant.
The Preferred Stock has the following rights and privileges:
Voting – The holders of the Preferred Stock is not entitled to voting rights.
Conversion – Each share of Preferred Stock, is convertible at the option of the holder into one share of common stock. The outstanding shares of Preferred Stock automatically convert into common stock upon the occurrence of (i) the trading of the shares of common stock is equal to or greater than $15.00 per share for any 20 days in a 30 day trading period, or (ii) when there is a change in control and the holder would receive consideration equal to or greater than the preferred liquidation preferences.
Dividends – The holders of the Preferred Stock in preference to the holders of common stock, are entitled to receive, if and when declared by the Board of Directors, dividends at the rate of $2.00 per share per annum.
Liquidation – In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive, in preference to the holders of common stock, a per-share amount equal to the original issue price of $25.00 (as adjusted, as defined), plus all declared but unpaid dividends.
Redemption – The Company may redeem any or all of the shares at any time by paying in cash $27.50 per share plus any accrued and unpaid dividends solely at the Company’s option.
Note 17. SUBSEQUENT EVENTS
The Company entered into a definitive Agreement and Plan of Merger with Sunworks, Inc. on August 10, 2020. The transaction is subject to customary regulatory approvals and approval by both company’s shareholders. Management expects the transaction to be closed in the fourth quarter of 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Sunworks, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sunworks, Inc., (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ LIGGETT & WEBB, P.A.
We have served as the Company’s auditor since 2014.
New York, NY
March 30, 2020

SUNWORKS, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018
(in thousands, except share and per share data)
	December 31, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents	$3,154	$3,628
Restricted cash	385	447
Accounts receivable, net	7,606	8,201
Inventory, net	2,970	3,233
Contract assets	4,864	6,153
Other current assets	275	150
Total Current Assets	19,254	21,812
Property and Equipment, net	511	852
Operating lease right-of-use asset	1,505
Other Assets
Other deposits	69	68
Goodwill	9,464	9,464
Total Other Assets	9,533	9,532
Total Assets	$30,803	$32,196

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$11,221	$11,858
Contract liabilities	4,616	5,069
Customer deposits	753	58
Operating lease liability, current portion	864	—
Loan payable, current portion	88	179
Convertible promissory notes, current portion	—	100
Acquisition promissory note, current portion	252	757
Total Current Liabilities	17,794	18,021

Long-Term Liabilities
Operating lease liability	641	—
Loan payable	—	88
Promissory note payable, net	3,484	3,669
Acquisition promissory note	—	101
Warranty liability	441	321
Total Long-Term Liabilities	4,566	4,179
Total Liabilities	22,360	22,200

Commitments and Contingencies (Note 14)

Shareholders’ Equity
Preferred stock Series B, $.001 par value; 5,000,000 authorized shares; 0 and 0 issued and outstanding, respectively	—	—
Common stock, $.001 par value; 200,000,000 authorized shares; 6,805,697 and 3,730,110 issued and outstanding, respectively	7	4
Additional paid in capital	81,132	73,502
Accumulated deficit	(72,696)	(63,510)
Total Shareholders’ Equity	8,443	9,996
Total Liabilities and Shareholders’ Equity	$30,803	$32,196
The accompanying notes are an integral part of these consolidated financial statements.

SUNWORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands, except share and per share data)
	2019	2018
Revenue	$59,830	$70,965
Cost of Goods Sold	53,167	58,701
Gross Profit	6,663	12,264

Operating Expenses
Selling and marketing expenses	2,992	3,824
General and administrative expenses	11,213	10,001
Goodwill impairment	—	1,900
Stock-based compensation	434	1,313
Depreciation and amortization	353	384
Total Operating Expenses	14,992	17,422
Loss before Other Income/(Expenses)	(8,329)	(5,158)

Other Income/(Expenses)
Other income (expense)	6	(38)
Interest expense	(863)	(544)
Total Other Income/(Expenses)	(857)	(582)
Loss Before Income Taxes	(9,186)	(5,740)

Income Tax Expense	—	—

Net Loss	$(9,186)	$(5,740)

LOSS PER SHARE:
Basic	$(2.07)	$(1.61)
Diluted	$(2.07)	$(1.61)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic	4,447,648	3,563,774
Diluted	4,447,648	3,563,774
The accompanying notes are an integral part of these consolidated financial statements.

SUNWORKS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands, except share and per share data)
	Series B Preferred stock		Common stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2017	1,506,024	$2	3,307,276	$3	$72,020	$(56,365)	$15,660
Adoption of ASC 606 (Note 3)	—	—	—	—	—	(1,405)	(1,405)
Issuance of common stock for conversion of promissory notes, plus accrued interest	—	—	49,873	—	118	—	118
Issuance of common stock for exercise of options	27,473	—	50	—	50
Issuance of common stock under terms of restricted stock grants	130,341	—	—	—	—
Conversion of preferred stock to common stock	(1,506,024)	(2)	215,147	1	1	—	—
Stock-based compensation	—	—	—	—	1,313	—	1,313
Net loss for the twelve months ended December 31, 2018	—	—	—	—	—	(5,740)	(5,740)
Balance at December 31, 2018	—	$—	3,730,110	$4	$73,502	$(63,510)	$9,996
Issuance of common stock under terms of restricted stock grants	—	—	23,809	—	250	—	250
Issuance of common stock for conversion of promissory notes, plus accrued interest	—	—	68,082	—	161	—	161
Issuance of common stock as fees paid for the extension of maturity date of debt	—	—	57,143	—	344	—	344
Sales of common stock pursuant to S-3 registration statement	—	—	2,920,968	3	6,691	—	6,694
Stock-based compensation	—	—	—	—	184	—	184
Rounding shares due to reverse split	—	—	5,585	—	—	—	—
Net loss for the twelve months ended December 31, 2019	—	—	—	—	—	(9,186)	(9,186)
Balance at December 31, 2019	—	$—	6,805,697	$7	$81,132	$(72,696)	$8,443
The accompanying notes are an integral part of these consolidated financial statements.

SUNWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands, except share and per share data)
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,186)	$(5,740)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	353	384
Amortization of right-of-use asset	648	—
Stock-based compensation	434	1,313
Goodwill impairment	—	1,900
(Gain) on sale of equipment	(23)	—
Amortization of debt issuance costs	159	36
Bad debt expense	111	91
Changes in Assets and Liabilities:
(Increase) Decrease in:
Accounts receivable	484	3,038
Inventory	263	1,217
Deposits and other current assets	(126)	1,931
Contract assets	1,289	(2,947)
Increase (Decrease) in:
Accounts payable and accrued liabilities	(576)	(1,163)
Contract liabilities	(453)	(3,040)
Customer deposits	695	(2,847)
Warranty and other liabilities	120	75
Operating lease liability	(648)	—
NET CASH USED IN OPERATING ACTIVITIES	(6,456)	(5,752)

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(23)	(9)
Proceeds from sale of property and equipment	34	6
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	11	(3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans and notes payable repayments	(785)	(683)
Proceeds from issuance of note payable, net	—	3,632
Proceeds from sale of common stock, net	6,694	—
Proceeds from exercise of stock options	—	50
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,909	2,999

NET (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(536)	(2,756)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	4,075	6,831
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	$3,539	$4,075

CASH PAID FOR:
Interest	$477	$374
Taxes	$—	$—

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS
Issuance of common stock upon conversion of debt	$161	$118
Issuance of common stock upon conversion of preferred stock	$—	$2
Operating right-of-use asset and operating lease liability upon adoption of ASU 2016-02, Leases (Topic 842)	$2,153	$—
Issuance of common stock for fees paid for the extension of maturity date of debt	$344	$—
The accompanying notes are an integral part of these consolidated financial statements.

SUNWORKS, INC.
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(in thousands, except share and per share data)
1.	ORGANIZATION AND LINE OF BUSINESS
Organization and Line of Business
Sunworks, Inc. (the “Company”) was originally incorporated in Delaware on January 30, 2002 as MachineTalker, Inc. In July 2010, the Company changed its name to Solar3D, Inc. On January 31, 2014, the Company acquired 100% of the stock of Solar United Network, Inc., a California corporation. On March 2, 2015, the Company acquired MD Energy. On December 1, 2015, the Company acquired Plan B through a merger of Plan B Enterprises, Inc. into its wholly owned subsidiary, Elite Solar Acquisition Sub., Inc. On March 1, 2016 the Company changed its name to Sunworks, Inc. with simultaneous NASDAQ stock symbol change from SLTD to SUNW.
The Company provides photovoltaic (“PV”) based power systems for the agricultural, commercial, industrial (“ACI”), public works, and residential markets in California, Nevada, Massachusetts, Oregon, New Jersey and Hawaii. The Company has direct sales and/or operations personnel in California, Massachusetts, and Oregon. Through the Company’s operating subsidiaries, it designs, arranges financing, integrates, installs, and manages systems ranging in size from 2kW (kilowatt) for residential loads to multi MW (megawatt) systems for larger ACI and public works projects. Commercial installations have included installations at office buildings, manufacturing plants, warehouses, churches, and agricultural facilities such as farms, wineries, and dairies. Public works installations have included school districts, local municipalities, federal facilities and higher education institutions. The Company provides a full range of installation services to its solar energy customers including design, system engineering, procurement, permitting, construction, grid connection, warranty, system monitoring and maintenance.
At the Company’s Annual Meeting of Stockholders on August 7, 2019, the stockholders of the Company approved a reverse stock split of its issued and outstanding common stock at a ratio not less than 1-for-3 and not greater than 1-for-10. On August 29, 2019, the Company’s Board of Directors approved the reverse stock split at a ratio of 1-for-7 which went into effect at the open of trading on August 30, 2019. At the effective time of the reverse stock split, every seven shares of issued and outstanding common stock was converted into one share of issued and outstanding common stock. The authorized shares of 200,000,000 and the par value of $0.001 remain the same. All shares and related financial information in this Form 10-K is retroactively stated to reflect this 1-for-7 reverse stock split.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of Sunworks, Inc. is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Sunworks, Inc., and its wholly owned operating subsidiaries, Sunworks United, Inc. (“Sunworks United”), MD Energy, Inc. (“MD Energy”), and Plan B Enterprises, Inc. (“Plan B”). All material intercompany transactions have been eliminated upon consolidation of these entities.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include estimates used to review the Company’s goodwill, impairments and estimations of long-lived assets, revenue recognition on percentage of completion type contracts, allowances for uncollectible accounts, operating lease right-of-use assets and liabilities, warranty reserves, inventory valuation, valuations of non-cash capital stock issuances and the valuation allowance on deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Revenue Recognition
Revenues and related costs on construction contracts are recognized as the performance obligations are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit, will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). The cost of uninstalled materials or equipment will generally be excluded from the Company’s recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress. All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined.
Revisions in cost and profit estimates, during the course of the contract, are reflected in the accounting period in which the facts, which require the revision, become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
Contract assets represent revenues recognized in excess of amounts invoiced to customers on contracts in progress. Contract liabilities represent amounts invoiced to customers in excess of revenues recognized on contracts in progress.
Accounts Receivable
Accounts receivables are recorded on contracts for amounts currently due based upon progress billings, as well as retention, which are collectible upon completion of the contracts. Retention receivable is the amount withheld by a customer until a contract is completed. Retention receivables of $1,027 and $1,234 were included in the balance of trade accounts receivable as of December 31, 2019, and 2018, respectively.
The Company performs ongoing credit evaluation of its customers. Management monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, age of receivables and other information, and records bad debts using the allowance method. Accounts receivable are presented net of an allowance for doubtful accounts of $350 at December 31, 2019, and $325 at December 31, 2018. During calendar year 2019, $111 was recorded as bad debt expense compared to $91 in 2018.
Customer Deposits
Customer deposits are recorded for funds remitted by the Company’s customers in advance of progress billings being completed.
Cash and Cash Equivalent
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Restricted Cash
The Company considers restricted cash to be cash balances that have legal and/or contractual restrictions imposed by a third party and are restricted as to withdrawal or use except for the specified purpose.

Concentration Risk
Cash includes amounts deposited in financial institutions in excess of insurable Federal Deposit Insurance Corporation (FDIC) limits. At times throughout the year, the Company may maintain cash balances in certain bank accounts in excess of FDIC limits. As of December 31, 2019 and 2018, the cash balance in excess of the FDIC limits was $3,405 and $3,413, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.
Inventory
Inventory is valued at a weighted average cost method. Inventory primarily consists of panels, inverters, and mounting racks and other materials. The company also carries a reserve for inventory obsolescence that may arise from technological advancement or obsolescence. Inventory is presented net of an allowance of $50 at December 31, 2019, and $50 at December 31, 2018.
Property and Equipment
Property and equipment are stated at cost. Depreciation for property and equipment commences when it is put into service and are depreciated using the straight-line method over its estimated useful lives:
Machinery & equipment	3-7 Years
Furniture & fixtures	5-7 Years
Computer equipment	3-5 Years
Vehicles	5-7 Years
Leasehold improvements	3-5 Years
Depreciation expense as of December 31, 2019 and 2018 was $353 and $384, respectively.
Warranty Liability
The Company establishes warranty liability reserves to provide for estimated future expenses as a result of installation and product defects, product recalls and litigation incidental to the Company’s business. Liability estimates are determined based on management’s judgment, considering such factors as historical experience, the likely current cost of corrective action, manufacturers’ and subcontractors’ participation in sharing the cost of corrective action, and consultations with third party experts such as engineers. Solar panel manufacturers currently provide substantial warranties between ten to twenty-five years with full reimbursement to replace and install replacement panels while inverter manufacturers currently provide warranties covering ten to fifteen-years replacement and installation. The warranty liability for estimated future warranty costs at December 31, 2019 and 2018 is $441 and $321, respectively.
Advertising and Marketing
The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs include printed material, billboards, sponsorships, direct mail, radio, telemarketing, tradeshow costs, magazine, and catalog advertisement. Advertising and marketing costs for the years ended December 31, 2019 and 2018 were $123 and $237, respectively.
Stock-Based Compensation
The Company periodically issues stock options to employees and directors. The Company accounts for stock option grants issued and vesting to employees based on the authoritative guidance provided by the Financial Accounting Standards Board whereas the value of the award is measured on the date of grant and recognized over the vesting period.
The Company accounts for stock grants issued to non-employees in accordance with the authoritative guidance of the Financial Accounting Standards Board whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. Non-employee stock-based compensation charges generally are amortized over the vesting period on a straight-line basis. In certain circumstances where there are no future performance requirements by the non-employee, option grants are immediately vested and the total stock-based compensation charge is recorded in the period of the measurement date.

Basic and Diluted Net Income (Loss) per Share Calculations
Income (Loss) per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The shares for employee options, restricted stock, warrants and convertible notes were not used in the calculation of the net loss per share.
A net loss causes all outstanding common stock options, warrants, convertible preferred stock and convertible notes to be anti-dilutive. As a result, the basic and diluted losses per common share are the same for the year ended December 31, 2019 and 2018.
As of December 31, 2019, the potentially dilutive securities were excluded from the computations of weighted average shares outstanding including 143,623 stock options, 5,952 restricted stock grants and 428,143 warrants.
As of December 31, 2018, the potentially dilutive securities were excluded from the computations of weighted average shares outstanding including 224,127 stock options, 31,746 restricted stock grants, 428,143 warrants, and shares underlying convertible notes.
Dilutive per share amounts are computed using the weighted-average number of common shares outstanding and potentially dilutive securities, using the treasury stock method if their effect would be dilutive.
Long-Lived Assets
The Company reviews its property and equipment and any identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.
Indefinite Lived Intangibles and Goodwill Assets
The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.
The Company tests for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In accordance with its policies, the Company performed a quantitative assessment of indefinite lived intangibles and goodwill at December 31, 2019 and 2018. At December 31, 2019, the Company determined that the carrying amount of goodwill did not exceed its fair value and, as a result, no impairment was recorded. At December 31, 2018, the Company determined that the carrying amount of goodwill exceeded its fair value and, as a result, recorded an impairment of $1,900.
Fair Value of Financial Instruments
Disclosures about fair value of financial instruments, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2019, the amounts reported for cash, accrued interest and other expenses, and notes payable approximate the fair value because of their short maturities.

The Company accounts for financial instruments measured as fair value on a recurring basis under ASC Topic 820. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Business Combinations
The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer lists, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.
Income Taxes
The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.
Reclassifications
Certain reclassifications have been made to prior year’s financial statement to conform to classifications used in the current year.
Segment Reporting
Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding the method to allocate resources and assess performance. The Company currently has one reportable segment for financial reporting purposes, which represents the Company’s core business.
Adopted Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized at an amount that reflects the consideration expected to be received in exchange for such goods or services. In addition, ASC 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASC was effective for fiscal years beginning after December 15, 2017. The Company has adopted ASC 606 beginning on January 1, 2018 using the modified retrospective approach for contracts not substantially complete at that date by recognizing a cumulative adjustment to the opening balance of accumulated deficit. See Note 3 for additional disclosures in accordance with the new revenue recognition standard.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842): Accounting for Leases. This update requires that lessees recognize right-of-use assets and lease liabilities that are measured at the present value of the future lease payments at lease commencement date. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will largely remain unchanged and shall continue to depend on its classification as a finance or operating lease. The Company adopted the ASU and related amendments on January 1, 2019 and elected certain practical expedients permitted under the transition guidance. The Company elected the optional transition method that allows for a cumulative-effect adjustment in the period of adoption and did not restate prior periods. Under the new guidance, the majority of the Company’s leases continued to be classified as operating. During the first quarter of 2019, the Company completed its implementation of its processes and policies to support the new lease accounting and reporting requirements. Based on the Company’s lease portfolio as of January 1, 2019, the impact of adopting ASU 2016-02 increased both the Company’s total assets and total liabilities by $2,153. The adoption of this ASU did not have a significant impact on the Company’s Consolidated Statements of Operations or Cash Flows. See Note 4 for additional disclosures in accordance with the new leases standard.
In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, current U.S. GAAP requires the performance of procedures to determine the fair value at the impairment testing date of assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, the amendments under this ASU require the goodwill impairment test to be performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU becomes effective for the Company on January 1, 2020. There is no material impact expected to the Company’s financial statements due to the adoption of this new standard.
Management reviewed currently issued pronouncements during the year ended December 31, 2019, and believes that any other recently issued, but not yet effective, accounting standards, if currently adopted, would not have a material effect on the accompanying consolidated financial statements.
3.	REVENUE FROM CONTRACTS WITH CUSTOMERS
Revenues and related costs on construction contracts are recognized as the performance obligations are satisfied over time in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit, will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). The cost of uninstalled materials or equipment will generally be excluded from the Company’s recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress.
The following table represents a disaggregation of revenue by customer type from contracts with customers for the years ended December 31, 2019 and 2018:
	Year Ended December 31,
	2019	2018
Agricultural, Commercial, and Industrial (ACI)	$28,940	$33,193
Public Works	12,128	17,986
Residential	18,762	19,786
Total	59,830	70,965

In adopting ASC 606, the Company had the following significant changes in accounting principles:
(i) Timing of revenue recognition for uninstalled materials — The Company previously recognized the majority of its revenue from the installation or construction of commercial & public works projects using the percentage-of-completion method of accounting, whereby revenue is recognized as the Company progresses on the contract. The percentage-of-completion for each project was determined on an actual cost-to-estimated final cost basis. Under ASC 606, revenue and associated profit, is recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). The cost of uninstalled materials or equipment is generally excluded from the Company’s recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress.
(ii) Completed contracts — The Company previously recognized the majority of its revenue from the installation of residential projects using the completed contract method of accounting whereby revenue the Company recognized when the project is completed. Under, ASC 606, revenue is recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations).
Revenue recognition for other sales arrangements such as the sales of materials will remain materially consistent with prior treatment.
The adoption of the new revenue recognition standard resulted in a cumulative effect adjustment to retained earnings of approximately $1,405 as of January 1, 2018. The details of this adjustment are summarized below.
	Balance at December 31, 2017	Adjustments Due to ASC 606	Balance at January 1, 2018
Contract assets	$3,790	$(584)	$3,206
Contract liabilities	7,288	821	8,109
Accumulated deficit	(56,365)	(1,405)	(57,770)
The following tables summarize the impact of the adoption of ASC 606 on the Company’s condensed consolidated statement of operations for the year ended December 31, 2018 and the consolidated balance sheet as of December 31, 2018:
	For the Year Ended December 31, 2018
	As Reported	Without Adoption of ASC 606	Impact of Adoption of ASC 606
Revenue	$70,965	$68,845	$(2,120)
Cost of goods sold	58,701	57,471	(1,230)
Gross profit	12,264	11,374	(890)
	December 31, 2018
	As Reported	Without Adoption of ASC 606	Impact of Adoption of ASC 606
Contract assets	$6,153	$6,990	$837
Contract liabilities	5,069	5,402	333
Contract assets represent revenues recognized in excess of amounts invoiced to customers on contracts in progress. Contract liabilities represent amounts invoiced to customers in excess of revenues recognized on contracts in progress. At December 31, 2019 and 2018, the contract asset balances were $4,864 and $6,153, and the contract liability balances were $4,616 and $5,069, respectively.
4.	LEASES
The Company has operating leases for offices, warehouses, vehicles, and office equipment. The Company’s leases have remaining lease terms of 1 year to 5 years, some of which include options to extend.
The Company’s lease expense for the year ended December 31, 2019 was entirely comprised of operating leases and amounted to $1,342. Operating lease payments, which reduced operating cash flows for the year ended December 31, 2019 amounted to $1,342. The difference between the ROU asset amortization of $648 and the associated lease expense of $1,342 consists of interest, new vehicles, new facilities and lease extensions, office and office equipment leases originated during the year ended December 31, 2019.
December 31, 2019
(in thousands)
Operating lease right-of-use assets	$1,505
Operating lease liabilities—short term	864
Operating lease liabilities—long term	641
Total operating lease liabilities	$1,505
As of December 31, 2019, the weighted average remaining lease term was 1.5 years and the discount rates for the Company’s leases was 10.0%.
Maturities for leases were as follows:
Operating Leases
(in thousands)
2020	$938
2021	648
2022	43
2023	5
Thereafter	—
Total lease payments	$1,634
Less: imputed interest	129
Total	$1,505
5.	PROPERTY AND EQUIPMENT, NET
Property and equipment is summarized as follows at December 31, 2019 and 2018:
	2019	2018
Leasehold improvements	$446	$446
Vehicles & trailers	229	236
Machinery & equipment	740	740
Office equipment & furniture	379	380
Computers and software	144	144
	1,938	1,946
Less accumulated depreciation	(1,427)	(1,094)
	$511	$852
Depreciation expense for the years ended December 31, 2019 and 2018 was $353 and $384, respectively.
6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities at December 31, 2019 and 2018 are as follows:
	2019	2018
Trade payables	$8,676	$9,488
Accrued payroll, vacation and payroll taxes	628	506
Accrued expenses, bonus and commissions	1,917	1,864
Total	$11,221	$11,858

7.	LOANS PAYABLE
Plan B, a subsidiary of the Company, entered into a business loan agreement, prior to being acquired by the Company, with Tri Counties Bank dated March 14, 2014, in the original amount of $131 bearing interest at 4.95%. The loan agreement called for monthly payments of $2 and was scheduled to mature on March 14, 2019. Proceeds from the loan were used to purchase a pile driver and related equipment and is secured by the equipment. The loan was fully paid off during the year ended December 31, 2019.
Plan B entered into a business loan agreement prior to being acquired by the Company, with Tri Counties Bank dated April 9, 2014, in the original amount of $250 bearing interest at 4.95%. The loan agreement calls for monthly payments of $5 and was scheduled to mature on April 9, 2019. Proceeds from the loan were used to purchase racking inventory and related equipment. The loan was secured by the inventory and equipment. The loan was fully paid off during the year ended December 31, 2019.
On January 5, 2016, the Company entered into a loan agreement for the acquisition of a pile driver in the principal amount of $182 bearing interest at 5.5%. The loan agreement calls for monthly payments of $4 and is scheduled to mature on January 15, 2020. The loan is secured by the equipment. The outstanding balance at December 31, 2019, is $4.
On September 8, 2016, the Company entered into a loan agreement for the acquisition of a pile driver in the principal amount of $174 bearing interest at 5.5%. The loan agreement calls for monthly payments of $4 and is scheduled to mature on September 15, 2020. The loan is secured by the equipment. The outstanding balance at December 31, 2019, is $36.
On November 14, 2016, the Company entered into a 0% interest loan agreement for the acquisition of an excavator in the principal amount of $59. The loan agreement calls for monthly payments of $1 and is scheduled to mature on November 13, 2020. The loan is secured by the equipment. The outstanding balance at December 31, 2019, is $13.
On December 23, 2016, the Company entered into a loan agreement for the acquisition of modular office systems and related furniture in the principal amount of $172 bearing interest at 4.99%. The loan agreement calls for 16 quarterly payments of $12 and is scheduled to mature in September 2020. The loan is secured by the equipment. The outstanding balance at December 31, 2019, is $35.
As of December 31, 2019 and 2018, loans payable are summarized as follows:
	2019	2018
Business loan agreement dated March 14, 2014	—	7
Business loan agreement dated April 9, 2014	—	19
Equipment notes payable	88	241
Subtotal	88	267
Less: Current position	(88)	(179)
Long-term position	$—	$88
8.	ACQUISITION PROMISSORY NOTE
On February 28, 2015, the Company issued a 4% convertible promissory note in the aggregate principal amount of $2,650 as part of the consideration paid to acquire 100% of the total outstanding stock of MD Energy. The note is convertible into shares of common stock on or after each of the following dates: November 30, 2015, November 30, 2016 and November 30, 2017. The conversion price is $18.20 per share. A beneficial conversion feature of $3,262 was calculated but capped at the $2,650 value of the note. The beneficial conversion feature was calculated by multiplying the difference between the fair value of stock at the date of the note $40.60 less the conversion price of $18.20 multiplied by the maximum number of share subject to conversion, 145,604. In November 2015, the Company issued 48,535 shares of common stock upon conversion of the principal amount of $883. Commencing on March 31, 2015, and each quarter thereafter during the first two (2) years of the note, the Company made quarterly interest only payments to the shareholder for accrued interest on the Note during the quarter. Commencing with the quarter ending on June 30, 2017, the Company began to make quarterly payments of interest accrued on the convertible note during the prior quarter plus $151 with the final payment of all outstanding principal and accrued but unpaid interest on the convertible note due and payable on February 28, 2020 (the maturity date). The debt discount is fully amortized and has zero balance at December 31, 2019 and 2018. The Company recorded interest expense of $19 and $43 during the years ended December 31, 2019 and 2018, respectively. The outstanding balances at December 31, 2019 and 2018 were $252 and $858, respectively.
The Company evaluated the foregoing financing transactions in accordance with ASC Topic 470, Debt with Conversion and Other Options, and determined that the conversion feature of the convertible promissory note was afforded the exemption for conventional convertible instruments due to its fixed conversion rate. The convertible promissory notes had explicit limits on the number of shares issuable, so they did meet the conditions set forth in current accounting standards for equity classification. The convertible promissory notes were issued with non-detachable conversion options that were beneficial to the investors at inception because the conversion option has an effective strike price that is less than the market price of the underlying stock at the commitment date. The accounting for the beneficial conversion feature required that the beneficial conversion feature be recognized by allocating the intrinsic value of the conversion option to additional paid-in-capital, resulting in a discount on the convertible notes, which was amortized and recognized as interest expense.
9.	CONVERTIBLE PROMISSORY NOTES
Convertible promissory note at December 31, 2019 and 2018 are as follows:
	2019	2018
Convertible promissory notes	$—	$100
Less: debt discount	—	—
Convertible promissory notes, net	$—	$100
On January 31, 2014, the Company entered into a securities purchase agreement providing for the sale of a 10% convertible promissory note in the principal amount of up to $750 for consideration of $750. The proceeds were restricted and were used for the purchase of Solar United Network, Inc. The note was convertible into shares of common stock of the Company at a price equal to a variable conversion price equal to the lesser of $9.10 per share, or fifty percent (50%) of the lowest trading price after the effective date. As of September 30, 2014, the note was exchanged for a new convertible note with a fixed conversion price of $2.37. Per ASC 815, the derivative liability on the note was extinguished and the new note was re-valued per ASC 470 as a beneficial conversion feature, which was expensed in the statement of operations during 2014. The note originally matured on October 28, 2014, was extended three months to January 31, 2015, was extended to September 30, 2016, and in March 2016 was subsequently extended to June 30, 2019 with zero interest. During the year ended December 31, 2016, the noteholder made a partial conversion of principal and accrued interest in the amount of $196 and $45 respectively in exchange for 101,656 shares of common stock, with a remaining principal balance of $554. During the year ended December 31, 2017, the noteholder made a partial conversion of principal in the amount of $505 in exchange for 213,441 shares of common stock, with a remaining principal balance of $49. During the year ended December 31, 2018, the noteholder made a partial conversion of principal in the amount of $49 and accrued interest of $69 in exchange for 49,874 shares of common stock, with a remaining principal balance of $0.
On February 11, 2014, the Company entered into a securities purchase agreement providing for the sale of a 10% convertible promissory note in the principal amount of $100. The note was convertible into shares of common stock of the Company at a price equal to a variable conversion price equal to the lesser of $9.10 per share, or fifty percent (50%) of the lowest trading price after the effective date. As of September 30, 2014, the note was exchanged for a new convertible note with a fixed conversion price of $2.37. Per ASC 815, the derivative liability on the note was extinguished and the new note was re-valued per ASC 470 as a beneficial conversion feature. The note matured on various dates from the effective date of each advance with respect to each advance. At the sole discretion of the lender, the lender was able to modify the maturity date to be twelve (12) months from the effective date of each advance. The note matured on various dates in 2014, and was extended to September 30, 2016, and in March 2016 was subsequently extended to June 30, 2019 with zero interest. The Company recorded no interest expense during the years ended December 31, 2019 and 2018. On April 10, 2019, all remaining principal and accrued interest due under the convertible promissory notes dated January 31, 2014 and February 11, 2014 were converted into 68,082 post-split shares of common stock. The balances converted included $100 of principal and $61 of accrued interest with a remaining principal balance of $0.
10.	PROMISSORY NOTES PAYABLE
On April 27, 2018, the Company entered into a Loan Agreement (the “Loan Agreement”) with CrowdOut Capital, Inc. pursuant to which the Company issued an aggregate of $3,750 in promissory notes (the “Notes”), of which $3,000 are Senior Notes and $750 are Subordinated Notes. The Subordinated Notes were funded by the Company’s Chief Executive Officer, Charles Cargile and the Company’s Vice President of Commercial Operations, Kirk Short.
The Notes bear interest at the rate of the one-month LIBOR plus 950 basis points and was originally scheduled to mature on June 30, 2020, prior to the maturity date being extended to January 31, 2021.
On June 3, 2019, the Company entered into an amendment to its Loan Agreement (the “Amendment”), pursuant to which the maturity date of the $3,000 Senior Note and $750 Subordinated Note was extended from June 30, 2020 to January 31, 2021. In connection with entering into the Amendment, the Company agreed to issue to CrowdOut, as the holder of the Senior Note, 57,143 shares of common stock as an amendment fee (the “Amendment Fee”) pursuant to the Company’s shelf registration statement on Form S-3.
Based upon the closing price of the Company’s common stock on June 17, 2019, the day of issuance, the 57,143 shares were valued at $344. The $344 Amendment Fee plus $7 for CrowdOut Amendment related legal fees have been added to the debt issuance costs and are being amortized over the remaining life of the loan. The Notes may be prepaid in whole without the consent of the lender or in part with the consent of the lender. In the event the Notes are prepaid in full prior to the maturity date, the Company shall pay CrowdOut, as the holder of the Senior Notes an exit fee of $375 if prepaid prior to March 31, 2020 or $435 if prepaid after March 31, 2020 but prior to the maturity date. The Company is accruing the exit fee of $435 over the extended remaining life of the Loan Agreement and recognizing the exit fee as interest expense. For the years ended December 31, 2019 and 2018, exit fee recorded as interest expense was $160 and $134, respectively.
In connection with the issuance of the Senior Notes, the Company entered into a security agreement (the “Security Agreement”) pursuant to which the Company granted to the holder of the Senior Notes a security interest in certain of the Company’s assets to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Senior Notes. The Company also entered into a subordination agreement with the holders of the Subordinated Notes and the Senior Notes pursuant to which the Subordinated Notes are subordinated to the Senior Notes.
The Loan Agreement contains certain customary Events of Default including, but not limited to, default in payment of any sum payable thereunder, breaches of representations or warranties thereunder, the occurrence of an event of default under the transaction documents, change in control of the Company, filing of bankruptcy and the entering or filing of certain monetary judgments against the Company. Upon the occurrence of an Event of Default the outstanding principal amount of the Notes, plus accrued but unpaid interest and other amounts owing in respect thereof, shall become, at the giving of notice by Lender, immediately due and payable. Interest on overdue payments upon the occurrence of an Event of Default shall accrue interest at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. Additionally, the Loan Agreement includes a subjective acceleration clause if a “material adverse effect” occurs in the Company’s business that could result in an Event of Default. The Company believes that the likelihood of material adverse effect being determined to have occurred is remote. In January 2020, $1,500 of the $3,000 Senior Note was paid.
In conjunction with the Loan Agreement and Amendment, the Company recorded $468 of capitalized debt issuance costs. The debt issuance costs are being amortized over the life of the Loan Agreement and recognized as interest expense. The Note payable balance is reported net of the unamortized portion of the debt issuance costs. The Company recorded amortization of the debt issuance cost of $159 and $36 as interest expense during the years ended December 31, 2019 and 2018, respectively.

Promissory notes payable at December 31, 2019 and 2018 are as follows:
	2019	2018
Promissory notes payable	$3,750	$3,750
Less, debt issuance costs	(266)	(81)
Promissory notes payable, net	$3,484	$3,669
11.	CAPITAL STOCK
Common Stock
At the Company’s Annual Meeting of Stockholders on August 7, 2019, the stockholders of the Company approved a reverse stock split of our issued and outstanding common stock at a ratio not less than 1-for-3 and not greater than 1-for-10. On August 29, 2019, the board of directors of the Company approved the reverse stock split at a ratio of 1-for-7 which went into effect at the open of trading on August 30, 2019. At the effective time of the reverse stock split, every seven shares of issued and outstanding common stock was converted into one share of issued and outstanding common stock. The authorized shares of 200,000,000 and the par value of $0.001 remain the same. All shares and related financial information in this Form 10-K is retroactively stated to reflect this 1-for-7 reverse stock split.
Twelve months ended December 31, 2019
On April 10, 2019, the remaining principal of $100 and accrued interest of $61 due under the convertible promissory notes dated January 31, 2014 and February 11, 2014 were converted into 68,082 shares of common stock.
During the year ended December 31, 2019, 23,809 shares of common stock were issued to Charles Cargile from Mr. Cargile’s Restricted Stock Grant Agreement (“RSGA”) executed in 2017.
In connection with the June 3, 2019 Amendment to the Loan Agreement, the Company agreed to issue 57,143 shares of common stock to CrowdOut, as the holder of the $3,000,000 Senior Note. The shares were issued pursuant to the Company’s shelf registration on Form S-3 on June 17, 2019 at a market value of $344 based upon a closing price of $6.01 per common share. (See Note 10)
Pursuant to an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley FBR, Inc. (the “Agent”), the Company may offer and sell from time to time up to an aggregate of $15,000,000 of shares of the Company’s common stock, par value $0.001 per share (the “Placement Shares”), through the Agent.
The Placement Shares have been registered under the Securities Act of 1933, as amended, pursuant to the Registration Statement on Form S-3 (File No. 333-231653), which was originally filed with the Securities and Exchange Commission (“SEC”) on May 21, 2019 and declared effective by the SEC on May 31, 2019, the base prospectus contained within the Registration Statement, and a prospectus supplement that was filed with the SEC on June 6, 2019.
Placement Shares sold between June 6, 2019 and December 31, 2019 total 2,920,968 shares. Total gross proceeds for the shares were $7,023, or an average of $2.40 per share, as of December 31, 2019. Net proceeds, less issuance costs, were $6,694, or an average of $2.29 per share, as of December 31, 2019.
Sales of the Placement Shares, if any, pursuant to the ATM Agreement, may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act. The Agent will act as sales agent and will use commercially reasonable efforts to sell on the Company’s behalf all of the Placement Shares requested to be sold by the Company, consistent with its normal trading and sales practices, on mutually agreed terms between the Agent and the Company.
The Company has no obligation to sell any of the Placement Shares under the ATM Agreement, and may at any time suspend offers under the ATM Agreement or terminate the ATM Agreement. The Company intends to use the net proceeds from this offering for general corporate purposes, including, without limitation, sales and marketing activities, product development, making acquisitions of assets, businesses, companies or securities, capital expenditures, repayment of indebtedness, and for working capital needs.

Due to the 1-7 reverse stock split that went into effect on August 30, 2019, a rounding of common stock shares was required due to partial share amounts that are rounded up to the next whole share. This resulted in an increase in shares of common stock of 5,585.
Twelve months ended December 31, 2018
On May 2, 2018, 215,147 shares of the Company’s outstanding Series B Preferred Stock were converted into the same number of shares of the Company’s common stock.
During the year ended December 31, 2018, 90,659 and 39,682 shares of common stock were issued to James Nelson and Charles Cargile, respectively, from RSGAs executed in 2013 and 2017, respectively.
On May 3, 2018, James Nelson exercised 27,473 options at an exercise price of $1.82 per share and was issued the equivalent number of shares of common stock.
On September 14, 2018, the Company issued 49,873 shares of common stock at a conversion price of $2.37 per share for partial conversion of principal and accrued interest for a convertible promissory note in the aggregate amount of $118.
Preferred Stock
On November 25, 2015, the Company designated 1,700,000 shares, of its authorized preferred stock, as Series B Preferred Stock, $0.001 par value per share. Pursuant to the Certificate of Designation filed with the Secretary of State of the State of Delaware, and subject to the rights of any other series of preferred stock that may be established by the Company’s Board of Directors, holders of Series B Preferred Stock (the “Holders”) will have liquidation preference over the holders of the Company’s common stock in any distribution upon winding up, dissolution, or liquidation. Holders will also be entitled to receive dividends, if, when and as declared by the Company’s Board of Directors, which dividends shall be payable in preference and priority to any payment of any dividend to holders of common stock. Holders will be entitled to convert each share of Series B Preferred Stock into one (1) share of common stock and will also be entitled to vote together with the holders of common stock on all matters submitted to shareholders at a rate of one (1) vote for each share of Series B Preferred Stock. In addition, so long as at least 100,000 shares of Series B Preferred Stock are outstanding, the Company may not, without the consent of the Holders of at least a majority of the shares of Series B Preferred Stock then outstanding: (i) amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Company or the Certificate of Designation so as to adversely affect any of the rights, preferences, privileges, limitations or restrictions provided for the benefit of the Holders or (ii) issue or sell, or obligate itself to issue or sell, any additional shares of Series B Preferred Stock, or any securities that are convertible into or exchangeable for shares of Series B Preferred Stock. 1,506,024 shares of Series B Preferred Stock, at a fair value of $4,500 were issued in December 2015 in connection with the acquisition of Plan B. On May 2, 2018, the Holder converted 1,506,024 shares of Series B Preferred Stock into 215,147 post-split shares of the Company’s common stock. As of December 31, 2019 there were no outstanding shares of Preferred Stock.
12.	STOCK OPTIONS, RESTRICTED STOCK AND WARRANTS
Options
As of December 31, 2019, the Company has 143,623 non-qualified stock options outstanding to purchase 143,623 shares of common stock, per the terms set forth in the option agreements. The stock options vest at various times and are exercisable for a period of five years from the date of grant at exercise prices ranging from $2.10 to $21.70 per share, the market value of the Company’s common stock on the date of each grant. The Company determined the fair market value of these options by using the Black Scholes option valuation model.

A summary of the Company’s stock option activity and related information follows:
	2019		2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning January 1	224,127	$12.11	267,880	$12.60
Granted	55,707	2.73	45,215	7.14
Exercised	—	—	(27,473)	1.82
Forfeited	(136,211)	11.49	(61,495)	17.92
Expired	—	—	—	—
Outstanding, end of December 31	143,623	8.99	224,127	12.11
Exercisable at the end of December 31	85,181	12.18	165,993	12.81
Weighted average fair value of options granted during period		1.31		3.85
The following summarizes the options to purchase shares of the Company’s common stock which were outstanding at December 31, 2019:
Exercisable Prices	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Remaining Contractual Life (years)
$18.76	18,570	18,570	1.28
$20.16	7,142	7,142	1.67
$21.70	7,142	7,142	1.84
$10.50	20,282	17,920	2.38
$10.71	1,428	1,111	2.67
$6.93	7,142	4,161	3.25
$8.68	7,142	3,887	3.37
$6.51	7,142	4,004	3.32
$7.63	14,997	8,949	3.41
$2.31	3,071	1,082	3.95
$2.10	12,284	4,072	4.01
$3.07	30,138	6,548	4.63
2.52	7,143	593	4.76
	143,623	85,181
Aggregate intrinsic value of options outstanding and exercisable at December 31, 2019 and 2018 was $0. Aggregate intrinsic value represents the difference between the Company’s closing stock price on the last trading day of the fiscal period, which was $1.25 and $1.83 as of December 31, 2019 and 2018, respectively, and the exercise price multiplied by the number of options outstanding.
The Company recorded stock-based compensation for issued options of $184 and $381 for the years ended December 31, 2019 and 2018, respectively.
Restricted Stock Grant to CEO
With an effective date of March 29, 2017, subject to the Sunworks, Inc. 2016 Equity Incentive Plan, (the “2016 Plan”) the Company entered into an RSGA with its Chief Executive Officer, Charles Cargile. All shares issuable under the RSGA are valued as of the grant date at $10.50 per share. The RSGA provides for the issuance of up to 71,429 shares of the Company’s common stock. The restricted shares shall vest as follows: 23,810 of the restricted shares shall vest on the one (1) year anniversary of the effective date, and the balance, or 47,619 restricted shares, shall vest in twenty-four (24) equal monthly installments commencing on the one (1) year anniversary of the effective date.
In the year ended December 31, 2019 and 2018 stock-based compensation expense of $250 and $250, respectively was recognized for the March 29, 2017 RSGA.
During the year ended December 31, 2013, the Company entered into an RSGA with its then Chief Executive Officer, James B. Nelson, intended to provide and incentivize Mr. Nelson to improve the economic performance of the Company and to increase its value and stock price. All shares issuable under the RSGA were performance-based shares, valued as of the grant date at $3.29 per share. The RSGA provided for the issuance of up to 109,890 shares of the Company’s common stock to Mr. Nelson provided certain milestones are met in certain stages. As of September 30, 2014, two of the milestones were met, when the Company’s market capitalization exceeded $10 million and the consolidated gross revenue, calculated in accordance with GAAP, equaled or exceeded $10 million for the trailing twelve-month period. The Company issued 54,945 shares of common stock to Mr. Nelson at fair value of $180 during the year ended December 31, 2014. In conjunction with Mr. Nelson’s retirement in April 2018, the remaining 54,945 shares of the Company’s common stock vested and were issued to Mr. Nelson and $179 was expensed during 2018.
In the years ended December 31, 2019 and 2018, stock-based compensation expense of $0 and $179, respectively, was recognized for the 2013 RSGA.
In recognition of the efforts of James B. Nelson, the Company’s Chairman, in leading the Company through the uplisting and financing transaction consummated by the Company in 2015, on August 31, 2016, the Company granted Mr. Nelson a restricted stock grant of 35,714 shares of the Company’s common stock pursuant to the terms of the 2016 Plan. All shares issuable under the RSGA are valued as of the grant date at $20.30 per share. The restricted stock grant to Mr. Nelson was to vest upon the earlier of (i) January 1, 2021, (ii) a Change of Control as defined in the 2016 Plan (iii) upon Mr. Nelson’s retirement or (iv) upon Mr. Nelson’s death. “Change of Control” as defined in the 2016 Plan means (i) a sale of all or substantially all of the Company’s assets or (ii) a merger with another entity or an acquisition of the Company that results in the existing shareholders of the Company owning less than fifty percent (50%) of the outstanding shares of capital stock of the surviving entity following such transaction. Mr. Nelson’s retirement in April 2018 resulted in the RGSA being vested in full.
In the years ended December 31, 2019 and 2018, stock-based compensation expense of $0 and $502, respectively, was recognized for the 2016 RSGA.
The total combined option and restricted stock compensation expense recognized, in the statement of operations, during the years ended December 31, 2019 and 2018 was $434 and $1,313, respectively.
Warrants
As of December 31, 2019, the Company had 428,143 common stock purchase warrants outstanding. As of December 31, 2019 and 2018, the weighted average exercise price was $1.20 and $29.05, respectively. The reduction in the exercise price is a result of the sale of Placement Shares pursuant to the ATM Agreement at prices less than the original $29.05 exercise price of the warrants. In accordance with the terms of the Warrant Agreement, the original $29.05 exercise price is reduced to a price equal to the aggregate consideration received divided by the number of additional shares of common stock issued. The warrants had an issuance date of March 9, 2015 and expired unexercised on March 9, 2020.

A summary of the Company’s warrant activity and related information follows:
	December 31, 2019		December 31, 2018
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	428,143	1.20	428,143	$29.05
Granted	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—
Outstanding, end of period	428,143	$1.20	428,143	$29.05
Exercisable at the end of period	428,143	$1.20	428,143	$29.05
Weighted average fair value of options granted during the period		$1.20		$29.05
13.	INCOME TAXES
The Company files income tax returns in the U.S. federal jurisdiction and the state of California. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2015.
Deferred income taxes have been provided by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. To the extent allowed by GAAP, the Company provides valuation allowances against the deferred tax assets for amounts when the realization is uncertain. Included in the balances at December 31, 2019 and 2018, are no tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.
The Company’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the periods ended December 31, 2019 and 2018, the Company did not recognize interest and penalties.
The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2019 and 2018 due to the following:
	2019	2018
Net taxable (loss) at effective tax rates	$(2,508)	$(1,567)
Stock compensation expense	119	358
Amortization of debt discount	94	10
Impairment of goodwill	—	519
Other	(223)	(153)
Valuation allowance	2,518	833
Income tax expense	$—	$—
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2019, the Company had net operating loss carry-forwards of approximately $21.6 million that may be offset against future taxable income indefinitely. No tax benefit has been reported in the 2019 financial statements, since the potential tax benefit is offset by a valuation allowance of the same amount.
Net deferred tax assets consist of the following components as of December 31, 2019 and 2018:
	2019	2018
Deferred tax assets (liabilities):
NOL carryover	$5,910	$3,370
R&D carryover	173	173
Other	236	239
Depreciation	42	61
	6,361	3,843
Less valuation allowance	(6,361)	(3,843)
Net deferred tax asset	$—	$—
Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry-forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry-forwards may be limited as to use in future years.
14.	COMMITMENTS AND CONTINGENCIES
Sunworks United leases 27,530 square feet of mixed use space consisting of office and warehouse facilities in Roseville, California, at a monthly lease rate of $22. The lease expires in December 2021.
Sunworks United leases 2,846 square feet of retail space in Rocklin, California, at a monthly lease rate of $10. The lease expires in January 2021. Sunworks is the sublessor through January 2021. Sublessee makes monthly payments at a rate of $9 per month.
Sunworks United leases 5,304 square feet of office space in Rocklin, California, at a monthly lease rate of $6. The lease expires in May 2021. Sunworks is the sublessor through May 2021. Sublessee makes monthly payments at a rate of $5 per month.
Sunworks United leases 2,021 square feet of mixed use space consisting of office and warehouse facilities in Reno, Nevada at monthly lease rate of $2. The lease expires in October 2020. Sunworks is the sublessor through October 2020. Sublessee makes monthly payments at a rate of $2 per month.
Sunworks United leases approximately 3,665 square feet of mixed use space consisting of office and warehouse facilities in Riverside, California, at a monthly lease rate of $3. The lease expires in June 2021.
Sunworks Inc. leases 15,600 square feet of mixed use space consisting of office and warehouse facilities from an entity controlled by the former sole shareholder of Plan B Enterprises, Inc. in Durham, California, at a monthly lease rate of $9. The lease is month-to-month.
Sunworks United leases 5,000 square feet of mixed use space consisting of office and warehouse facilities in Tulare, California at monthly lease rate of $5. The lease expires in July 2021.
Sunworks United leases 3,560 square feet of mixed use space consisting of office and warehouse facilities in Campbell (San Jose), California at monthly lease rate of $5. The lease expires in January 2022.
Sunworks United leases 528 square feet of mixed use space consisting of office and warehouse facilities in White City, Oregon at monthly lease rate of $1. The lease is month-to-month.
From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a negative impact on the Company’s financial position.
15.	MAJOR CUSTOMER/SUPPLIERS
For the years ended December 31, 2019 and 2018 the Company had no projects that represented more than 10% of revenue.

For the years ended December 31, 2019 and 2018 the following suppliers represented more than 10% of Costs of Goods Sold:
	2019	2018
Wesco	11.6%	13.2%
MBL & Sons	6.2%	10.1%
16.	RELATED PARTY TRANSACTIONS
The Subordinated Notes (Note 10) were funded by the Company’s Chief Executive Officer and the Company’s Vice President of Commercial Operations.
The Company rents a facility in Durham, California from the Company’s Vice President of Commercial Operations for $9 per month.
17.	SUBSEQUENT EVENTS
Subsequent to December 31, 2019 and through March 30, 2020, the following events occurred:
The sale and issuance of Placement Shares pursuant to the ATM Agreement continued with 9,817,343 additional common shares issued and outstanding resulting in gross proceeds of $7,976 and net proceeds of $7,737. No further Placement Shares will be sold under the ATM Agreement.
On January 29, 2020, the Company paid $1,500 of the $3,000 outstanding on the Senior Notes with CrowdOut Capital, Inc.
On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (COVID-19) outbreak, which has led to a global health emergency. The extent of the public-health impact of the outbreak is currently unknown and rapidly evolving, and the related health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the Company’s products.
In addition, the Company relies on third-party suppliers and manufacturers in China. This outbreak has resulted in the extended shutdown of certain businesses in Asia, which may in turn result in disruptions or delays to the Company’s supply chain. These disruptions may include temporary closure of third-party supplier and manufacturer facilities, interruptions in product supply or restrictions on the export or shipment of the Company’s products. Any disruption of the Company’s suppliers and their contract manufacturers will likely adversely impact the Company’s revenues and operating results.
The California stay at home order has begun to impact the Company’s operations. Sunworks continues to serve customers based on its qualification as an “Essential Business” as defined by county agencies “shelter-in-place” directives. As an Essential Business, Sunworks employees are allowed to leave their residence to continue working. Sunworks operates in the energy industry, which is federally identified as a critical infrastructure sector. Therefore, Sunworks is able to continue conducting business despite the California Department of Public Health mandate that all individuals living in the State of California must stay at their place of residence. However, governmental and our customer operations have been disrupted and access to customer sites has been limited in some cases. Sunworks has implemented temporary cost reduction measures and headcount reductions resulting in expected savings of $400,000 per month, or 30% of total operating expenses. The company expects first and second quarter revenue to be impacted by the current business environment and near-term uncertainty. The future impact of the outbreak is highly uncertain and cannot be predicted.
On March 13, 2020, the Company received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has failed to comply with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5550(a)(2) requires that companies listed on the Nasdaq Capital Market maintain a minimum closing bid price of at least $1.00 per share.
Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a 180 calendar day grace period to regain compliance by meeting the continued listing standard. To regain compliance, the closing bid price of the Company’s common stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this grace period.
The Company is monitoring the bid price of its common stock and will consider options available to it to achieve compliance.

SUNWORKS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(in thousands, except share and per share data)
	June 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$7,838	$3,154
Restricted cash	348	385
Accounts receivable, net	3,795	7,606
Inventory	1,668	2,970
Contract assets	4,273	4,864
Other current assets	607	275
Total Current Assets	18,529	19,254
Property and equipment, net	372	511
Operating lease right-of-use asset	1,174	1,505
Deposits	58	69
Goodwill	5,464	9,464
Total Assets	$25,597	$30,803

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$6,989	$11,221
Contract liabilities	3,070	4,616
Customer deposits	739	753
Operating lease liability, current portion	855	864
Loan payable, current portion	30	88
Promissory note payable, net	2,164	—
Acquisition convertible promissory note	—	252
Total Current Liabilities	13,847	17,794

Long-Term Liabilities:
Operating lease liability	319	641
Paycheck Protection Program loan payable	2,847	—
Promissory note payable, net	—	3,484
Warranty liability	491	441
Total Long-Term Liabilities	3,657	4,566
Total Liabilities	17,504	22,360

Commitments and contingencies

Shareholders’ Equity:
Preferred stock Series B, $0.001 par value, 5,000,000 authorized shares; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 authorized shares; 16,628,992 and 6,805,697 shares issued and outstanding, at June 30, 2020 and December 31, 2019, respectively	17	7
Additional paid-in capital	88,979	81,132
Accumulated deficit	(80,903)	(72,696)
Total Shareholders’ Equity	8,093	8,443

Total Liabilities and Shareholders’ Equity	$25,597	$30,803
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNWORKS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
(in thousands, except share and per share data)
	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenue	$9,670	$18,655	$22,031	$27,923

Cost of Goods Sold	8,013	15,026	19,418	24,939

Gross Profit	1,657	3,629	2,613	2,984

Operating Expense
Selling and marketing	518	604	1,175	1,386
General and administrative	2,365	2,692	4,974	5,376
Goodwill impairment	—	—	4,000	—
Stock-based compensation	23	110	121	234
Depreciation and amortization	83	91	164	182

Total Operating Expense	2,989	3,497	10,434	7,178

Operating (Loss)/Income	(1,332)	132	(7,821)	(4,194)

Other (Expense) Income
Other income, net	10	23	10	23
Interest expense	(137)	(232)	(396)	(441)

Total Other Expense	(127)	(209)	(386)	(418)

Loss before Income Taxes	(1,459)	(77)	(8,207)	(4,612)

Income Tax Expense	—	—	—	—

Net Loss	$(1,459)	$(77)	$(8,207)	$(4,612)

LOSS PER SHARE:
Basic	$(0.09)	$(0.02)	$(0.59)	$(1.22)
Diluted	$(0.09)	$(0.02)	$(0.59)	$(1.22)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic	16,628,992	3,825,477	13,896,447	3,779,921
Diluted	16,628,992	3,825,477	13,896,447	3,779,921
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNWORKS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 and 2019
(in thousands, except share and per share data)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2019	6,805,697	$7	$81,132	$(72,696)	$8,443
Stock-based compensation for options	—	—	35	—	35
Issuance of common stock under terms of restricted stock grants	5,952	—	63	—	63
Sales of common stock pursuant to S-3 registration statement	9,817,343	10	7,726	—	7,736
Net loss for the three months ended March 31, 2020	—	—	—	(6,748)	(6,748)
Balance at March 31, 2020	16,628,992	17	88,956	(79,444)	9,529
Stock-based compensation for options	—	—	23	—	23
Net loss for the three months ended June 30, 2020	—	—	—	(1,459)	(1,459)
Balance at June 30, 2020	16,628,992	$17	$88,979	$(80,903)	$8,093
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2018	3,730,110	$4	$73,502	$(63,510)	$9,996
Stock-based compensation for options	—	—	62	—	62
Issuance of common stock under terms of restricted stock grants	5,952	—	62	—	62
Net loss for the three months ended March 31, 2019	—	—	—	(4,535)	(4,535)
Balance at March 31, 2019	3,736,062	4	73,626	(68,045)	5,585
Issuance of common stock for conversion of promissory notes plus accrued interest	68,082	—	161	—	161
Stock-based compensation	—	—	48	—	48
Issuance of common stock under terms of restricted stock grants	5,953	—	62	—	62
Issuance of common stock as fees paid for the extension of maturity date of debt	57,143	—	344	—	344
Sales of common stock pursuant to S-3 registration statement	170,724	—	786	—	786
Net loss for the three months ended June 30, 2019	—	—	—	(77)	(77)
Balance at June 30, 2019	4,037,964	$4	$75,027	$(68,122)	$6,909
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNWORKS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019
(in thousands, except share and per share data)
	Six Months Ended
	June 30, 2020	June 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,207)	$(4,612)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	164	182
Amortization of right-of-use asset	331	305
(Gain) on sale of equipment	—	(23)
Stock-based compensation	121	234
Goodwill impairment	4,000	—
Amortization of debt issuance costs	180	35
Bad debt expense	280	39
Changes in Operating Assets and Liabilities
Accounts receivable	3,531	633
Inventory	1,302	1,156
Deposits and other current assets	(321)	(333)
Contract assets	591	2,799
Accounts payable and accrued liabilities	(4,232)	(117)
Contract liabilities	(1,546)	(1,606)
Customer deposits	(14)	594
Warranty liability	50	60
Operating lease liability	(331)	(305)
NET CASH USED IN OPERATING ACTIVITIES	(4,101)	(959)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(25)	—
Proceeds from sale of property and equipment	—	34
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(25)	34

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans payable repayments	(310)	(405)
Promissory note payable repayment	(1,500)	—
Proceeds from Paycheck Protection Program loan payable	2,847	—
Proceeds from sale of common stock, net	7,736	786
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,773	381

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	4,647	(544)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH BEGINNING OF PERIOD	3,539	4,075
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$8,186	$3,531

Cash and cash equivalents	$7,838	$3,147
Restricted cash	348	384
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$8,186	$3,531

CASH PAID FOR:
Interest	$143	$308
Franchise and corporate excise taxes	$—	$47

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS
Operating right-of-use asset and operating lease liability upon adoption of ASU 2016-02, Leases (Topic 842)	$—	$2,153
Issuance of common stock for conversion of promissory notes plus accrued interest	$—	$161
Issuance of common stock for fees paid for the extension of maturity date of debt	$—	$344
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNWORKS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(in thousands, except share and per share data)
References herein to “we,” “us,” “Sunworks,” and “the Company” are to Sunworks, Inc. and its wholly-owned subsidiaries Sunworks United, Inc. (“dba Sunworks United”), MD Energy, Inc. (“MD Energy”), and Plan B Enterprises, Inc. (“Plan B”).
1.	BASIS OF PRESENTATION
The accompanying unaudited condensed consolidated financial statements (“financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. The financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.
At the Company’s Annual Meeting of Stockholders on August 7, 2019, the stockholders of the Company approved a reverse stock split of its issued and outstanding common stock at a ratio not less than 1-for-3 and not greater than 1-for-10. On August 29, 2019, the Company’s Board of Directors approved the reverse stock split at a ratio of 1-for-7 which went into effect at the open of trading on August 30, 2019. At the effective time of the reverse stock split, every seven shares of issued and outstanding common stock was converted into one share of issued and outstanding common stock. The authorized shares of 200,000,000 and the par value of $0.001 remain the same. All shares and related financial information in this Quarterly Report on Form 10-Q (this “Quarterly Report”) are retroactively stated to reflect this 1-for-7 reverse stock split.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.
There have been no significant changes in the Company’s accounting policies from those disclosed in its Annual Report on Form 10-K for the year ended December 31, 2019.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Sunworks, Inc., and its wholly owned operating subsidiaries, Sunworks United, MD Energy, and Plan B. All material intercompany transactions have been eliminated upon consolidation of these entities.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include estimates used to review the Company’s goodwill, impairments and estimations of long-lived assets, revenue recognition on construction contracts recognized over time, allowances for uncollectible accounts, operating lease right-of-use-assets and liabilities, warranty reserves, inventory valuation, valuations of non-cash capital stock issuances and the valuation allowance on deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition
Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit, engineering, procurement and construction (“EPC”) projects for residential and smaller ACI systems that require us to deliver functioning solar power systems are generally completed within two to twelve months from commencement of construction. Construction on larger Public Works and ACI projects may be completed within eighteen to thirty-six months, depending on the size and location. We recognize revenue from EPC services over time as our performance creates or enhances an energy generation asset controlled by the customer.
The cost of materials or equipment will generally be excluded from our recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress. All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss in the period it is determined.
Revisions in cost and profit estimates, during the course of the contract, are reflected in the accounting period in which the facts, which require the revision, become known. We use an input method based on costs incurred as we believe that this method most accurately reflects our progress toward satisfaction of the performance obligation. Under this method, revenue arising from fixed-price construction contracts is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
Contract assets represent revenues recognized in excess of amounts invoiced to customers on contracts in progress. Contract liabilities represent amounts invoiced to customers in excess of revenues recognized on contracts in progress.
Accounts Receivable
Accounts receivable are recorded on contracts for amounts currently due based upon progress billings, as well as retention, which are collectible upon completion of the contracts. Retention receivable is the amount withheld by a customer until a contract is completed. Retention receivables of $879 and $1,027 were included in the balance of trade accounts receivable as of June 30, 2020, and December 31, 2019, respectively.
The Company performs ongoing credit evaluation of its customers. Management monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, age of receivables and other information, and records bad debts using the allowance method. Accounts receivable are presented net of an allowance for doubtful accounts at December 31, 2019 of $350 and at June 30, 2020 of $63. During the three months ended June 30, 2020, $287 of uncollectible accounts receivable was written off against the allowance for doubtful accounts. Additionally, during the three months ended June 30, 2020, $158 was recorded as bad debt expense compared to $15 in the prior year period. During the six months ended June 30, 2020 and 2019, $280 and $39 was recorded as bad debt expense, respectively.
Inventory
Inventory is valued at lower of cost or net realizable value determined by the first-in, first-out method. Inventory primarily consists of panels, inverters, and mounting racks and other materials. The Company reviews the cost of inventories against their estimated net realizable value and record write-downs if any inventories have costs in excess of their net realizable values.

Property and Equipment
Property and equipment are stated at cost. Depreciation for property and equipment commences when property and equipment are put into service and are depreciated using the straight-line method over the property and equipment’s estimated useful lives:
Machinery & equipment	3-7 Years
Furniture & fixtures	5-7 Years
Computer equipment	3-5 Years
Vehicles	5-7 Years
Leaseholder improvements	3-5 Years
Depreciation expense for the three months ended June 30, 2020 and 2019 was $83 and $91, respectively. Depreciation expense for the six months ended June 30, 2020 and 2019 was $164 and $182, respectively.
Leases
The Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets (“ROU assets”) and short-term and long-term lease liabilities are included on the face of the condensed consolidated balance sheet. If the Company had finance lease ROU assets, such assets would be presented within other assets, and finance lease liabilities would be presented appropriately within liabilities.
ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component. For lease agreements with terms less than 12 months, the Company has elected the short-term lease measurement and recognition exemption, and the Company recognizes such lease payments on a straight-line basis over the lease term.
Stock-Based Compensation
The Company periodically issues stock options and warrants to employees and non-employees. The Company accounts for stock option and warrant grants issued and vesting to employees based on the authoritative guidance provided by the Financial Accounting Standards Board whereas the value of the award is measured on the date of grant and recognized over the vesting period. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance of the Financial Accounting Standards Board whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. Non-employee stock-based compensation charges generally are amortized over the vesting period on a straight-line basis. In certain circumstances where there are no future performance requirements by the non-employee, option grants are immediately vested and the total stock-based compensation charge is recorded in the period of the measurement date.
Basic and Diluted Net (Loss) per Share Calculations
(Loss) per Share dictates the calculation of basic earnings (loss) per share and diluted earnings per share. Basic earnings (loss) per share are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The shares for employee options, restricted stock, warrants and convertible notes were not used in the calculation of the net loss per share.

A net loss causes all outstanding common stock options to be anti-dilutive. As a result, the basic and diluted losses per common share are the same for the three and six months ended June 30, 2020 and 2019, respectively.
As of June 30, 2020, the potentially dilutive securities that have been excluded from the computations of weighted average shares outstanding include 128,411 stock options.
As of June 30, 2019, the potentially dilutive securities have been excluded from the computations of weighted average shares outstanding include 125,857 stock options, 19,841 restricted stock grants, and 428,143 warrants.
Dilutive per share amounts are computed using the weighted-average number of common shares outstanding and potentially dilutive securities, using the treasury stock method, if their effect would be dilutive.
Indefinite Lived Intangibles and Goodwill Assets
The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.
The Company retains a valuation consulting firm to test for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of an asset exceeds its fair value and may not be recoverable. In accordance with the Company’s policies, the Company performed a quantitative assessment of indefinite lived intangibles and goodwill at December 31, 2019, no impairment was found. As a result of the events and circumstances resulting from the COVID-19 pandemic, the Company’s outlook for revenue, profitability and cash flow has deteriorated. Therefore, the Company performed another quantitative assessment of indefinite lived intangibles and goodwill at March 31, 2020. It was determined that the carrying value of goodwill exceeded its fair value at March 31, 2020 and, as a result, recorded an impairment of $4,000. No quantitative assessment was deemed necessary to perform at June 30, 2020.
Fair Value of Financial Instruments
Disclosures about fair value of financial instruments, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2020, the amounts reported for cash, accrued interest and other expenses, and notes payable approximate the fair value because of their short maturities.
We account for financial instruments measured as fair value on a recurring basis under ASC Topic 820. ASC Topic 820 defines fair value and established a framework for measuring fair value in accordance with GAAP. ASC Topic 820 also expands disclosures about fair value measurements.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Reclassifications
Certain reclassifications have been made to prior year’s financial statements to conform to classifications used in the current year.
New Accounting Pronouncements
Adopted Accounting Pronouncements
In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, current U.S. GAAP requires the performance of procedures to determine the fair value at the impairment testing date of assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, the amendments under this ASU require the goodwill impairment test to be performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU became effective for the Company on January 1, 2020 and was followed in the preparation of a quantitative assessment of indefinite lived intangibles and goodwill at March 31, 2020. It was determined that the carrying value of goodwill exceeded its fair value at March 31, 2020 and, as a result, we recorded an impairment of $4,000. No quantitative assessment was performed at June 30, 2020.
Management reviewed currently issued pronouncements during the six months ended June 30, 2020, and believes that any other recently issued, but not yet effective, accounting standards, if currently adopted, would not have a material effect on the accompanying consolidated financial statements.
3.	REVENUE FROM CONTRACTS WITH CUSTOMERS
Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit, engineering, procurement and construction (“EPC”) projects for residential and smaller ACI systems that require us to deliver functioning solar power systems are generally completed within two to twelve months from commencement of construction. Construction on larger Public Works and ACI projects may be completed within eighteen to thirty-six months, depending on the size and location. We recognize revenue from EPC services over time as our performance creates or enhances an energy generation asset controlled by the customer.
The cost of materials or equipment will generally be excluded from our recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress.
The following table represents a disaggregation of revenue by customer type from contracts with customers for the three and six months ended June 30, 2020 and 2019:
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Agricultural, Commercial, and Industrial (ACI)	$5,152	$8,562	$9,762	$12,599
Public Works	2,717	4,587	6,695	5,905
Residential	1,801	5,506	5,574	9,419
Total	$9,670	$18,655	$22,031	$27,923
Contract assets represent revenue recognized in excess of amounts invoiced on contracts in progress. Contract liabilities represent billings in excess of revenue recognized on contracts in progress. At June 30, 2020 and December 31, 2019, the contract asset balances were $4,273 and $4,864, and the contract liability balances were $3,070 and $4,616, respectively.

4.	LEASES
The Company has operating leases for offices, warehouses, vehicles, and office equipment. The Company’s leases have remaining lease terms of 1 year to 3 years, some of which include options to extend.
The Company’s lease expense for the three and six months ended June 30, 2020 was entirely comprised of operating leases and amounted to $272 and $532, respectively. Operating lease payments, which reduced operating cash flows for the three and six months ended June 30, 2020 amounted to $272 and $532 respectively. The difference between the ROU asset amortization of $331 and the associated lease expense of $532 consists of costs in addition to basic operating lease expense including interest, vehicle registrations, property taxes, common area charges for facilities and other charges.
Supplemental balance sheet information related to leases was as follows:
June 30, 2020
(in thousands)
Operating lease right-of-use assets	$1,174

Operating lease liabilities—short term	855
Operating lease liabilities—long term	319
Total operating lease liabilities	$1,174
As of June 30, 2020, the weighted average remaining lease term was 1.65 years and the discount rate for the Company’s leases was 10.0%.
Maturities for leases were as follows:
Operating Leases
(in thousands)
Remainder of 2020	$508
2021	679
2022	54
2023	8
2024	—
Thereafter	—
Total lease payments	$1,249
Less: imputed interest	75
Total	$1,174
5.	LOANS PAYABLE
On January 5, 2016, the Company entered into a loan agreement for the acquisition of a pile driver in the principal amount of $182 bearing interest at 5.5%. The loan agreement called for monthly payments of $4 and matured on January 15, 2020. The loan was secured by the equipment. At June 30, 2020, there was no remaining loan balance.
On September 8, 2016, the Company entered into a loan agreement for the acquisition of a pile driver in the principal amount of $174 bearing interest at 5.5%. The loan agreement calls for monthly payments of $4 and is scheduled to mature on September 15, 2020. The loan is secured by the pile driver. The outstanding balance at June 30, 2020 was $12.
On November 14, 2016, the Company entered into a 0% interest loan agreement for the acquisition of an excavator in the principal amount of $59. The loan agreement calls for monthly payments of $1 and is scheduled to mature on November 13, 2020. The loan is secured by the excavator. The outstanding balance at June 30, 2020 was $6.

On December 23, 2016, the Company entered into a loan agreement for the acquisition of modular office systems and related furniture in the principal amount of $172 bearing interest at 4.99%. The loan agreement calls for 16 quarterly payments of $12 and is scheduled to mature in September 2020. The loan is secured by the modular office systems and related furniture. The outstanding balance at June 30, 2020 was $12.
As of June 30, 2020 and December 31, 2019, loans payable (“Loans Payable”) are summarized as follows:
	June 30, 2020	December 31, 2019
Equipment notes payable	$30	$88
Less: Current position	(30)	(88)
Long-term position	$—	$—
6.	ACQUISITION CONVERTIBLE PROMISSORY NOTES
On February 28, 2015, the Company issued a 4% convertible promissory note in the aggregate principal amount of $2,650 as part of the consideration paid to acquire 100% of the total outstanding stock of MD Energy. The note was convertible into shares of common stock on or after each of the following dates: November 30, 2015, November 30, 2016 and November 30, 2017. The conversion price was $18.20 per share. A beneficial conversion feature of $3,262 was calculated but capped at the $2,650 value of the note. The beneficial conversion feature was calculated by multiplying the difference between the fair value of stock at the date of the note, $40.60, less the conversion price of $18.20, multiplied by the maximum number of shares subject to conversion, 145,604. In November 2015, the Company issued 48,535 shares of common stock upon conversion of the principal amount of $883. Commencing on March 31, 2015, and each quarter thereafter during the first two (2) years of the note, the Company made quarterly interest only payments to the shareholder for accrued interest on the Note during the quarter. Commencing with the quarter ending on June 30, 2017, the Company began to make quarterly payments of interest accrued on the convertible note during the prior quarter plus $151 with the final payment of all outstanding principal and accrued but unpaid interest on the convertible note due and payable on February 28, 2020, the maturity date. This convertible promissory note was paid in full at maturity. The debt discount was fully amortized and has a zero balance. The Company recorded interest expense of $3 and $13 during the six months ended June 30, 2020 and 2019, respectively. The outstanding balances at June 30, 2020 and December 31, 2019 were $0 and $252, respectively.
The Company evaluated the foregoing financing transactions in accordance with ASC Topic 470, Debt with Conversion and Other Options, and determined that the conversion feature of the convertible promissory note was afforded the exemption for conventional convertible instruments due to its fixed conversion rate. The convertible promissory note had explicit limits on the number of shares issuable, so it met the conditions set forth in current accounting standards for equity classification. The convertible promissory note was issued with non-detachable conversion options that were beneficial to the investors at inception because the conversion option had an effective strike price that was less than the market price of the underlying stock at the commitment date. The accounting for the beneficial conversion feature required that the beneficial conversion feature be recognized by allocating the intrinsic value of the conversion option to additional paid-in-capital, resulting in a discount on the convertible note, which was amortized and recognized as interest expense.
7.	CONVERTIBLE PROMISSORY NOTES
On February 11, 2014, the Company entered into a securities purchase agreement providing for the sale of a 10% convertible promissory note in the principal amount of $100. The note was convertible into shares of common stock of the Company at a price equal to a variable conversion price equal to the lesser of $9.10 per share, or fifty percent (50%) of the lowest trading price after the effective date. As of September 30, 2014, the note was exchanged for a new convertible note with a fixed conversion price of $2.37. Per ASC 815, the derivative liability on the note was extinguished and the new note was re-valued per ASC 470, as a beneficial conversion feature. The note matured on various dates from the effective date of each advance with respect to each advance. At the sole discretion of the lender, the lender was able to modify the maturity date to be twelve (12) months from the effective date of each advance. The note matured on various dates in 2014, and was extended to September 30, 2016, and in March 2016 was subsequently extended to June 30, 2019 with zero interest. The Company recorded no interest expense during the year ended December 31, 2019. On April 10, 2019, all remaining principal and accrued interest due under the convertible promissory note was converted into 68,082 shares of common stock. The balances converted included $100 of principal and $61 of accrued interest with a remaining principal balance of $0.
8.	PROMISSORY NOTES PAYABLE
On April 27, 2018, the Company entered into a Loan Agreement (the “Loan Agreement”) with CrowdOut Capital, Inc. (“CrowdOut”) pursuant to which the Company issued an aggregate of $3,750 in promissory notes (the “Notes”), of which $3,000 is a Senior Note and $750 are Subordinated Notes. The Subordinated Notes were funded by the Company’s Chief Executive Officer, Charles Cargile, and the Company’s President of Commercial Operations, Kirk Short.
The Notes bear interest at the rate of the one-month LIBOR plus 950 basis points and were originally scheduled to mature on June 30, 2020. The maturity date of the Notes was subsequently extended to January 31, 2021 as described below.
On June 3, 2019, the Company entered into an amendment to its Loan Agreement (the “First Amendment”), pursuant to which the maturity date of the $3,000 Senior Note and $750 Subordinated Notes was extended from June 30, 2020 to January 31, 2021. In connection with entering into the First Amendment, the Company agreed to issue to CrowdOut, as the holder of the Senior Note, 57,143 shares of common stock as an amendment fee (the “Amendment Fee”) pursuant to the Company’s shelf registration statement on Form S-3. Based upon the closing price of the Company’s common stock on June 17, 2019, the day of issuance, the 57,143 shares were valued at $344. The $344 Amendment Fee plus $7 for CrowdOut Amendment related legal fees have been added to the debt issuance costs and are being amortized over the remaining life of the loan (see discussion below).
The Notes may be prepaid in whole without the consent of the lender or in part with the consent of the lender. At the time the Notes are paid in full, the Company shall pay CrowdOut, as the holder of the Senior Note, an exit fee of $435. The Company is accruing the exit fee of $435 over the extended remaining life of the Loan Agreement and recognizing the exit fee as interest expense. For the three months ended June 30, 2020 and 2019, the exit fee recorded as interest expense was $32 and $44, respectively. For the six months ended June 30, 2020 and 2019, the exit fee recorded as interest expense was $65 and $95, respectively.
On January 28, 2020, the Company entered into a second amendment to its Loan Agreement (the “Second Amendment” and, together with the First Amendment, the “Amendments”) pursuant to which the Loan Agreement was amended to permit the partial prepayment of One Million Five Hundred Thousand Dollars ($1,500) of the Senior Note loan amount without any prepayment fees. In addition, the Second Amendment provides that, unless an event of default occurs under the Loan Agreement, CrowdOut will no longer have the right to designate a member to the Company’s Board of Directors. Accordingly, in January 2020, $1,500 of the $3,000 Senior Note was paid.
In connection with the issuance of the Senior Note, the Company entered into a security agreement (the “Security Agreement”) pursuant to which the Company granted to CrowdOut a security interest in certain of the Company’s assets to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Senior Note. The Company also entered into a subordination agreement with the holders of the Subordinated Notes and the Senior Note pursuant to which the Subordinated Notes are subordinated to the Senior Note.
The Loan Agreement contains certain customary events of default including, but not limited to, default in payment of any sum payable thereunder, breaches of representations or warranties thereunder, the occurrence of an event of default under the transaction documents, change in control of the Company, filing of bankruptcy and the entering or filing of certain monetary judgments against the Company. Upon the occurrence of an event of default the outstanding principal amount of the Notes, plus accrued but unpaid interest and other amounts owing in respect thereof, shall become, at the giving of notice by CrowdOut, immediately due and payable. Interest on overdue payments upon the occurrence of an event of default shall accrue interest at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. Additionally, the Loan Agreement includes a subjective event of default clause if CrowdOut reasonably determines that an event has occurred that would reasonably be expected to have a “material adverse effect.”
In conjunction with the Loan Agreement and Amendments, the Company recorded $468 of capitalized debt issuance costs. The debt issuance costs are being amortized over the life of the Loan Agreement and recognized as interest expense. The balance payable under the Notes is reported net of the unamortized portion of the debt issuance costs. The Company recorded amortization of the debt issuance cost of $37 and $29 as interest expense during the three months ended June 30, 2020 and 2019, respectively. The Company recorded amortization of the debt issuance cost of $180 and $35 as interest expense during the six months ended June 30, 2020 and 2019, respectively. The $180 recorded as amortization of the debt issuance costs during the six months ended June 30, 2020 includes $98 of expense required as a result of the $1,500 prepayment of the $3,000 Senior Note and required write-off of a proportionate share of the associated debt issuance cost.
On April 28, 2020, the Company entered into a Third Amendment to Loan Agreement (“Third Amendment”) with CrowdOut. Pursuant to the Third Amendment, CrowdOut provided its consent permitting the Company to obtain its Paycheck Protection Program (“PPP”) loan.
Promissory notes payable at June 30, 2020 and December 31, 2019 are as follows:
	June 30, 2020	December 31, 2019
Promissory notes payable	$2,250	$3,750
Less, debt issuance costs	(86)	(266)
Promissory notes payable, net	$2,164	$3,484
9.	PAYCHECK PROTECTION PROGRAM Loan Payable
On April 28, 2020 the Company’s operating subsidiary, Sunworks United, Inc., received a loan under the Paycheck Protection Program (“PPP”), which was established by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), of $2,847. As modified by the subsequent PPP Flexibility Act of 2020, proceeds from the loan are being used to cover documented expenses related to payroll, rent and utilities, during the 24-week period after the cash was received by the Company. The 24-week period ends on October 12, 2020. The loan is being accounted for as a financial liability in accordance with FASB ASC 470. Proceeds from the loan will remain recorded as a liability until either (1) the loan is, in part or wholly forgiven, and the Company has been “legally released” from the liability or (2) the Company pays off the loan. Once the loan is in part or wholly forgiven, and a legal release is received, the liability will be reduced by the amount forgiven and the Company will record a gain on extinguishment of the debt.
The eligible forgiveness amount allows for not more than 40% of the forgiveness to be for non-payroll items and is subject to reduction if employees are terminated or wages are reduced. The remaining unforgiven amount of the loan bears interest at 1% per annum and matures in April 2022. Initial principal payments are deferred for up to ten months after the initial 24-week covered period; however, interest is being accrued from the inception date of the loan. There are no collateral requirements or prepayment penalties associated with the loan.
10.	CAPITAL STOCK
Common Stock
At the Company’s Annual Meeting of Stockholders on August 7, 2019, the stockholders of the Company approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio not less than 1-for-3 and not greater than 1-for-10. On August 29, 2019, the board of directors of the Company approved the reverse stock split at a ratio of 1-for-7 which went into effect at the open of trading on August 30, 2019. At the effective time of the reverse stock split, every seven shares of issued and outstanding common stock was converted into one share of issued and outstanding common stock. The authorized shares of 200,000,000 and the par value of $0.001 remain the same. All shares and related financial information in this Quarterly Report are retroactively stated to reflect this 1-for-7 reverse stock split.
On March 13, 2020, the Company received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has failed to comply with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5550(a)(2) requires that companies listed on the Nasdaq Capital Market maintain a minimum closing bid price of at least $1.00 per share.
On August 5, 2020 we received a letter from the NASDAQ Listing Qualifications Staff notifying the Company that the Company has regained compliance with NASDAQ's minimum bid price requirements for continued listing on the Nasdaq Capital Market. The letter noted that as a result of the closing bid price of the Company’s common stock having been at $1.00 per share or greater for at least ten consecutive business days, from July 22, 2020 to August 4, 2020, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.
During the six months ended June 30, 2020 and 2019, shares of common stock were issued during each respective period to the Company’s Chief Executive Officer, Charles Cargile pursuant to the terms of a restricted stock grant agreement (the “March 2017 RSGA”) effective March 29, 2017. See Note 11 for more information regarding the March 2017 RSGA and its expiration in March of 2020.
On April 10, 2019, the remaining principal of $100 and accrued interest of $61 due under the convertible promissory notes dated January 31, 2014 and February 11, 2014 were converted into 68,082 shares of common stock.
Pursuant to an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley FBR, Inc. (the “Agent”) the Company could offer and sell from time to time up to an aggregate of $15,000 of shares of the Company’s common stock, par value $0.001 per share (the “Placement Shares”), through the Agent.
The Placement Shares were registered under the Securities Act of 1933, as amended, pursuant to the Registration Statement (“Registration Statement”) on Form S-3 (File No. 333-231653), which was originally filed with the Securities and Exchange Commission (“SEC”) on May 21, 2019 and declared effective by the SEC on May 31, 2019. The base prospectus was contained within the Registration Statement, and a prospectus supplement was filed with the SEC on June 6, 2019.
Sales of the Placement Shares, pursuant to the ATM Agreement, were made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act. The Agent acted as sales agent and used commercially reasonable efforts to sell on the Company’s behalf all of the Placement Shares requested to be sold by the Company, consistent with its normal trading and sales practices, on mutually agreed terms between the Agent and the Company.
The Company had no obligation to sell any of the Placement Shares under the ATM Agreement and could at any time suspend offers under the ATM Agreement or terminate the ATM Agreement. The Company intends to use the net proceeds from this offering for general corporate purposes, including, without limitation, sales and marketing activities, product development, making acquisitions of assets, businesses, companies or securities, capital expenditures, repayment of indebtedness, and for working capital needs.
Placement Shares sold between June 6, 2019 and December 31, 2019 totaled 2,920,968 shares. Total gross proceeds for the shares were $7,023 or $2.404 per share. Net proceeds, less issuance costs were $6,694 or $2.291 per share as of December 31, 2019.
Placement Shares sold between January 1, 2020 and March 26, 2020 totaled 9,817,343 shares. Total gross proceeds for the shares were $7,976 or $0.812 per share. Net proceeds, less issuance costs were $7,736 or $0.788 per share as of March 31, 2020. With the sale of the Placement Shares sold in the three months ended March 31, 2020, the Company has sold the maximum amount allowed under its prospectus supplement and no further Placement Shares under the ATM Agreement will be sold without the Company filing an additional prospectus supplement with the SEC. The Registration Statement was filed in reliance on Instruction I.B.6. of Form S-3, which imposes a limitation on the maximum amount of securities that the Company may sell pursuant to the Registration Statement during any twelve-month period. At the time the

Company sells securities pursuant to the Registration Statement, the amount of securities to be sold plus the amount of any securities the Company has sold during the prior twelve months in reliance on Instruction I.B.6. may not exceed one-third of the aggregate market value of the Company’s outstanding common stock held by non-affiliates as of a day during the 60 days immediately preceding such sale as computed in accordance with Instruction I.B.6. Therefore, the Company is not currently eligible to sell additional shares under the Registration Statement.
11.	STOCK OPTIONS, RESTRICTED STOCK, AND WARRANTS
Options
As of June 30, 2020, the Company has non-qualified stock options outstanding to purchase 128,411 shares of common stock, per the terms set forth in the option agreements. The stock options vest at various times and are exercisable for a period of five years from the date of grant at exercise prices ranging from $2.10 to $21.70 per share, the market value of the Company’s common stock on the date of each grant. The Company determined the fair market value of these options by using the Black Scholes option valuation model.
	June 30, 2020
	Number of Options	Weighted average exercise price
Outstanding, beginning December 31, 2019	143,623	$8.99
Granted	—	—
Exercised	—	—
Forfeited	(15,212)	$6.16
Outstanding, end of June 30, 2020	128,411	$9.33
Exercisable at the end of June 30, 2020	97,915	$11.01
During the three months ended June 30, 2020 and 2019, the Company charged a total of $23 and $48, respectively, to operations to recognize stock-based compensation expense for stock options. During the six months ended June 30, 2020 and 2019, the Company charged a total of $58 and $110, respectively, to operations to recognize stock-based compensation expense for stock options.
Restricted Stock Grant to CEO
With an effective date of March 29, 2017, subject to the Sunworks, Inc. 2016 Equity Incentive Plan, (the “2016 Plan”) the Company entered into the March 2017 RSGA with its Chief Executive Officer, Charles Cargile. All shares issuable under the March 2017 RSGA are valued as of the grant date at $10.50 per share. The March 2017 RSGA provides for the issuance of up to 71,429 shares of the Company’s common stock. The restricted shares shall vest as follows: 23,810 of the restricted shares shall vest on the one (1) year anniversary of the effective date, and the balance, or 47,619 restricted shares, shall vest in twenty-four (24) equal monthly installments commencing on the one (1) year anniversary of the effective date. Vesting of the shares and recognition of stock-based compensation expense for the March 2017 RSGA ended as of March 29, 2020.
In the three months ended June 30, 2020 and 2019, stock-based compensation expense of $0 and $62, respectively was recognized for the March 2017 RSGA. For the six months ended June 30, 2020 and 2019, stock-based compensation expense of $63 and $124, respectively was recognized for the March 2017 RSGA.
The total combined option and restricted stock compensation expense recognized in the condensed consolidated statements of operations, during the three months ended June 30, 2020 and 2019 was $23 and $110, respectively. The total combined option and restricted stock compensation expense recognized in the condensed consolidated statement of operations, during the six months ended June 30, 2020 and 2019 was $121 and $234, respectively.

Warrants
As of June 30, 2020, the Company had no remaining stock purchase warrants outstanding. The 428,143 warrants previously issued on March 9, 2015 with an average exercise price of $0.65 expired unexercised on March 9, 2020.
12.	RELATED PARTY TRANSACTIONS
The Subordinated Notes (Note 8) were funded by the Company’s Chief Executive Officer and the Company’s President of Commercial Operations.
The Company rents a facility in Durham, California from the Company’s President of Commercial Operations for $9 per month.
13.	SUBSEQUENT EVENTS
On August 5, 2020, the Company received a letter from the NASDAQ Listing Qualifications Staff notifying the Company that it has regained compliance with NASDAQ's minimum bid price requirements for continued listing on the Nasdaq Capital Market. The letter noted that as a result of the closing bid price of the Company’s common stock having been at $1.00 per share or greater for at least ten consecutive business days, from July 22, 2020 to August 4, 2020, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.
On August 10, 2020, Sunworks and Peck Company Holdings, Inc. (“Peck”) (Nasdaq: PECK), entered into a definitive agreement under which Peck will acquire Sunworks in an all-stock transaction pursuant to which each share of Sunworks stock will be exchanged for 0.185171 shares of Peck common stock (subject to certain adjustments). Assuming no adjustments, Sunworks’ stockholders will receive an aggregate of approximately 3,079,207 shares of Peck common stock, representing approximately 36.54% of Peck common stock outstanding after the merger. Before entering into the definitive agreement, no material relationship existed between Sunworks and Peck. The merger has received the approval of the Board of Directors of both Sunworks and Peck and is anticipated to close during the fourth quarter of 2020 subject to approval by shareholders of both companies and other customary conditions.
Effective August 21, 2020, Charles Cargile, Chairman of the Company’s Board of Directors, resigned from his position of Chief Executive Officer of the Company, and the Board of Directors appointed Steven Chan as the Company’s interim Chief Executive Officer, effective August 10, 2020.
On September 22, 2020, the Company received a letter from Nasdaq indicating that the Company no longer complied with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a 180-calendar-day grace period to regain compliance by meeting the continued listing standard. To regain compliance, the Company’s closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this grace period. The Company is monitoring the bid price of its common stock and will consider options available to it to achieve compliance.

ANNEX A
AGREEMENT AND PLAN OF MERGER

By and Among

THE PECK COMPANY HOLDINGS, INC.

PECK MERCURY, INC.

and

SUNWORKS, INC.

Dated as of August 10, 2020

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), is entered into as of August 10, 2020 by and among SUNWORKS, INC., a Delaware corporation (the “Company”), THE PECK COMPANY HOLDINGS, INC., a Delaware corporation (“Parent”), and PECK MERCURY, INC., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.
RECITALS
WHEREAS, the parties intend that the Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;
WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously: (a) determined that it is in the best interests of the Company and the holders of shares of the Company’s Common Stock, par value $.001 per share (the “Company Common Stock”), and declared it advisable, to enter into this Agreement with Parent and Merger Sub; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Company; in each case, in accordance with the Delaware General Corporation Law (the “DGCL”);
WHEREAS, the respective Boards of Directors of Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) have each unanimously: (a) determined that it is in the best interests of Parent or Merger Sub, as applicable, and their respective stockholders, and declared it advisable, to enter into this Agreement; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; in each case, in accordance with the DGCL;
WHEREAS, the Parent Board has resolved to recommend that the holders of shares of Parent’s Common Stock, par value $.0001 per share (the “Parent Common Stock”) approve the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement (the “Parent Stock Issuance”);
WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, Jeffrey Peck and the Mykilore Trust (Frederick A. Myrick, Jr., Trustee) have entered into that certain Voting Agreement, dated as of the date hereof, with the Company;
WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, Jeffrey Peck and the Mykilore Trust ( Frederick A. Myrick, Jr., Trustee) have entered into that certain Lockup Agreement, dated as of the date hereof, with Parent;
WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code; and
WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger.
NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:
ARTICLE I
THE MERGER
Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time: (a) the Merger Sub will merge with and into the Company (the “Merger”); (b) the separate corporate existence of the Merger Sub will cease; and (c) the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger and a Subsidiary of Parent (sometimes referred to herein as the “Surviving Corporation”).

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at Burlington, Vermont at 5:00 P.M. EDT , as soon as practicable (and, in any event, within five (5) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall take place at the offices of Merritt& Merritt, 60 Lake Street, 2nd Floor, Burlington, VT 05401 or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto. The actual date of the Closing is hereinafter referred to as the “Closing Date.”
Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent, and Merger Sub will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.
Section 1.05 Certificate of Incorporation; By-Laws. At the Effective Time: (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety as set forth in Exhibit A, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (b) the By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the terms thereof, the Certificate of Incorporation of the Surviving Corporation, or as provided by applicable Law.
Section 1.06 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
Section 2.01 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, or the Company or the holder of any capital stock of Parent, Merger Sub, or the Company:
(a) Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries as of immediately prior to the Effective Time (the “Cancelled Shares”) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.
(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) (i) will be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”) (ii) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.01(e); and (iii) any dividends or other distributions to which the holder thereof becomes entitled upon the surrender of such shares of Company Common Stock in accordance with Section 2.02(g).

(c) Cancellation of Shares. At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and each holder of: (i) a certificate formerly representing any shares of Company Common Stock (each, a “Certificate”); or (ii) any book-entry shares which immediately prior to the Effective Time represented shares of Company Common Stock (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration in accordance with Section 2.02 hereof, (B) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.01(e), and (C) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Company Common Stock in accordance with Section 2.02(g).
(d) Conversion of Merger Sub Capital Stock. Each share of Common Stock, par value $.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable share of Common Stock, par value $.0001 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of Common Stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01(b) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Certificates and Book-Entry Shares, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the Nasdaq Stock Market (“Nasdaq”) on the last complete trading day prior to the date of the Effective Time.
Section 2.02 Exchange Procedures.
(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Merger Consideration for the Certificates and the Book-Entry Shares. At or promptly following the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Exchange Agent: (i) certificates or evidence of shares in book-entry form representing the shares of Parent Common Stock to be issued as Merger Consideration; and (ii) cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.01(e). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Company Common Shares may be entitled pursuant to Section 2.02(g) for distributions or dividends, on the Parent Common Stock to which they are entitled to pursuant to Section 2.01(b), with both a record and payment date after the Effective Time and prior to the surrender of the Company Common Shares in exchange for such Parent Common Stock. Such cash and shares of Parent Common Stock, together with any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.02(a), are referred to collectively in this Agreement as the “Exchange Fund.”
(b) Procedures for Surrender; No Interest. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time, whose Company Common Stock was converted pursuant to Section 2.01(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent, and which letter of transmittal will be in customary form, as agreed to between Parent and the Company) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(b) in respect of the Company Common Stock represented by a Certificate or Book-Entry Share, any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.01(e), and any dividends or other distributions pursuant to Section 2.02(g) upon: (i) surrender to the Exchange Agent of a Certificate; or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE II, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.
(c) Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund will be invested by the Exchange Agent, as directed by Parent or the Surviving Corporation. No losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.
(d) Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(e) Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this ARTICLE II.
(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12 months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to Parent (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(g) Distributions with Respect to Unsurrendered Shares of Company Common Stock. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Company Common Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.05) or Book-Entry Share is surrendered for exchange in accordance with this Section 2.02. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Company Common Shares in accordance with this Section 2.02, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
Section 2.03 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or the Parent Common Stock shall occur (other than the issuance of additional shares of capital stock of the Company or Parent as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 2.04 Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub, and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this ARTICLE II such amounts as may be required to be deducted and withheld with respect to the making of such payment under any Tax Laws. To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub, or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub, or the Surviving Corporation, as the case may be, made such deduction and withholding.
Section 2.05 Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against Parent with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this ARTICLE II.
Section 2.06 Treatment of Stock Options and Other Stock-Based Compensation.
(a) Company Stock Options. As of the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding under any Company Stock Plan immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of the holder thereof, or any other Person, accelerated, and each such Company Stock Plan shall terminate.
(b) Resolutions and Other Company Actions. At or prior to the Effective Time, the Company, the Company Board, and the Compensation Committee of such Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of paragraphs Section 2.06(a) and Section 2.06(b) of this Section 2.06.
Section 2.07 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, and that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except: (a) as disclosed in the Company SEC Documents filed prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature) or (b) as set forth in the correspondingly numbered Section of the Company Disclosure Schedule , the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 3.01 Organization; Standing and Power; Charter Documents; Subsidiaries.
(a) Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Charter Documents. The copies of the Certificate of Incorporation and By-Laws of the Company as most recently filed with the Company SEC Documents are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. The Company has delivered or made available to Parent a true and correct copy of the Charter Documents of each of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its respective Charter Documents.
(c) Subsidiaries. Section 3.01(c)(i) of the Company Disclosure Schedule lists each of the Subsidiaries of the Company as of the date hereof and its respective place of organization. Section 3.01(c)(ii) of the Company Disclosure Schedule sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company: (i) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof; and (ii) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (A) imposed by applicable securities Laws; or (B) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
Section 3.02 Capital Structure.
(a) Capital Stock. As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 200,000,000 shares of Company Common Stock; and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of the Company (the “Company Preferred Stock”). As of the date of this Agreement: (A) 16,628,992 shares of Company Common Stock were issued and outstanding (not including shares held in treasury); (B) no shares of Company Common Stock were issued and held by the Company in its treasury; and (C) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury; and since June 30, 2020 and through the date hereof, no additional shares of Company Common Stock or shares of Company Preferred Stock have been issued other than the issuance of shares of Company Common Stock upon the exercise or settlement of Company Equity Awards. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) Stock Awards.
(i) As of the date of this Agreement, an aggregate of 350,160 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Awards not yet granted under the Company Stock Plans. As of the date of this Agreement, 128,411 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Stock Options and 0 shares of Company Restricted Shares were issued and outstanding. Since June 30, 2020 and through the date hereof, no Company Equity Awards have been granted and no additional shares of Company Common Stock have become subject to issuance under the Company Stock Plans. Section 3.02(b)(i) of the Company Disclosure Schedule sets forth as of the date of this Agreement a list of each outstanding Company Equity Award granted under the Company Stock Plans and: (A) the name of the holder of such Company Equity Award; (B) the number of shares of Company Common Stock subject to such outstanding Company Equity Award; (C) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award; (D) the date on which such Company Equity Award was granted or issued; (E) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof; and (F) with respect to Company Stock Options, the date on which such Company Stock Option expires. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.
(ii) Except for the Company Stock Plans and as set forth in Section 3.02(b)(ii) of the Company Disclosure Schedule there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards, as of the date hereof, there are no outstanding: (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company; (B) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All outstanding shares of Company Common Stock, all outstanding Company Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.
(iii) There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Company Securities or Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.
(c) Voting Debt. No bonds, debentures, notes, or other indebtedness issued by the Company or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).
(d) Company Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (ii) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).
Section 3.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.
(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with this Agreement’s terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.
(b) Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) subject to obtaining the Requisite Company Vote, contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) assuming that all Consents contemplated by clauses (i) through (iv) of Section 3.03(c) have been obtained or made and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Company’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) Governmental Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the

Secretary of State of the State of Delaware; (ii) the filing with the Securities and Exchange Commission (“SEC”) of (A) the Joint Proxy Statement in definitive form in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Form S-4, and the declaration of its effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), and (C) such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the Nasdaq; (iv) the other Consents of Governmental Entities listed in Section 3.03(c) of the Company Disclosure Schedule (the “Other Governmental Approvals”); and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) Board Approval. The Company Board, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Company duly called and held and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Company’s stockholders; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be submitted to a vote of the Company’s stockholders for adoption at the Company Stockholders Meeting; and (iv) resolved to recommend that Company stockholders vote in favor of adoption of this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”).
(e) Anti-Takeover Statutes. Except for Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to the Company is applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery, or performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.
Section 3.04 SEC Filings; Financial Statements; Sarbanes-Oxley Act Compliance; Undisclosed Liabilities; Off-Balance Sheet Arrangements.
(a) SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2018 (the “Company SEC Documents”). True, correct, and complete copies of all Company SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC (“EDGAR”). To the extent that any Company SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or otherwise, the Company has made available to Parent the full text of all such Company SEC Documents that the Company has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. None of the Company’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.
(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).
(c) Internal Controls. The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company and its Subsidiaries.
(d) Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of: (i) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.
(e) Undisclosed Liabilities. The unaudited balance sheet of the Company dated as of June 30, 2020 contained in the Company SEC Documents filed prior to the date hereof is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Company Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f) Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to: any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) Sarbanes-Oxley and Nasdaq Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h) Accounting, Securities, or Other Related Complaints or Reports. Since January 1, 2020: (i) none of the Company or any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of the Company or any of its Subsidiaries or any written complaint, allegation, assertion, or claim from employees of the Company or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to the Company or any of its Subsidiaries; and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported in writing credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to the Company Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of the Company.
Section 3.05 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice (with the Company’s actions taken in response to the COVID-19 pandemic prior to the date of this Agreement being deemed to be in the ordinary and usual course of business consistent with past practice when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business consistent with past practice) and there has not been or occurred any Company Material Adverse Effect
Section 3.06 Taxes.
(a) Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements included in the Company SEC Documents (in accordance with GAAP). The Company’s most recent financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements included in the Company SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice.
(b) Availability of Tax Returns. The Company has made available to Parent complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after January 1, 2018.

(c) Withholding. The Company and each of its Subsidiaries have withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, creditor, customer, stockholder, or other party (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.
(d) Liens. There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the Company’s most recent financial statements included in the Company SEC Documents.
(e) Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.
(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.
(g) Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
(h) Consolidated Groups, Transferee Liability, and Tax Agreements. Neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis; (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to or is bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement.
(i) Change in Accounting Method. Neither the Company nor any of its Subsidiaries has agreed to make, nor is required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise.
(j) Post-Closing Tax Items. The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; or (v) election under Section 108(i) of the Code.
(k) Section 355. Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.
(l) Reportable Transactions. Neither the Company nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).
(m) Intended Tax Treatment. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of the Company there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.07 Intellectual Property. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a) Scheduled Company-Owned IP. Section 3.07(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of all: (i) Company-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and (ii) material unregistered Company-Owned IP.
(b) Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to the Company-Owned IP and has the valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (“Company IP”), in each case, free and clear of all Liens other than Permitted Liens.
(c) Validity and Enforceability. The Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting, and enforceable. The Company and each of its Subsidiaries have taken reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of all trade secrets included in the Company IP.
(d) Non-Infringement. To the Knowledge of the Company (i) the conduct of the respective businesses of the Company and of its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) no third party is infringing upon, violating, or misappropriating any Company IP.
(e) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation, or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Company-Owned IP or the Company’s or any of its Subsidiaries’ rights with respect to any Company IP. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that restricts or impairs the use of any Company-Owned IP.
(f) Company IT Systems. Since January 1, 2019, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems. The Company and its Subsidiaries have taken all reasonable best effort steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.
(g) Privacy and Data Security. The Company and each of its Subsidiaries have complied with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company’s and its Subsidiaries’ businesses. Since January 1, 2019 , neither the Company nor any of its Subsidiaries has: (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the Company’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and, to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action.
Section 3.08 Compliance; Permits.
(a) Compliance. The Company and each of its Subsidiaries are and, have been in material compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law in any material respect.

(b) Permits. The Company and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, and approvals from Governmental Entities (collectively, “Permits”), except for any Permits with respect to which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is and, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.09 Litigation. There is no Legal Action pending, or, to the Knowledge of the Company or any of its Subsidiaries or any officer or director of the Company or any of its Subsidiaries, in their capacities as such, threatened, against the Company or any of its Subsidiaries or any of their respective properties or assets other than any such Legal Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is subject to any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent (“Order”), which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any officer or director of the Company.
Section 3.10 Brokers’ and Finders’ Fees. Other than the Company Financial Advisor, neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.
Section 3.11 Related Person Transactions. There are, and since January 1, 2019, there have been, no Contracts, transactions, arrangements, or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer, or employee or any of their respective family members) thereof or any holder of 5% or more of the shares of Company Common Stock (or any of their respective family members), but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or Proxy Statement pertaining to an Annual Meeting of Stockholders.
Section 3.12 Employee Matters.
(a) Schedule. Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of each material plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability, medical, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant, or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any Company ERISA Affiliate has or may have any Liability (collectively, the “Company Employee Plans”).

(b) Documents. The Company has made available to Parent correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Company Employee Plans and amendments thereto and, to the extent applicable: (i) all related trust agreements, funding arrangements, insurance contracts, and service provider agreements now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent determination letter received regarding the tax-qualified status of each Company Employee Plan; (iii) the most recent financial statements for each Company Employee Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Company Employee Plan; (v) the current summary plan description for each Company Employee Plan; and (vi) all actuarial valuation reports related to any Company Employee Plans.
(c) Employee Plan Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including ERISA and the Code. All the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS, and no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries, where applicable, have timely made all contributions, benefits, premiums, and other payments required by and due under the terms of each Company Employee Plan and applicable Law and accounting principles, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with, GAAP. Except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with each such Plan’s terms, without material liability to Parent, the Company, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder). There are no investigations, audits, inquiries, enforcement actions, or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any similar Governmental Entity with respect to any Company Employee Plan. There are no material Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits). To the Knowledge of the Company, neither the Company nor any of its Company ERISA Affiliates has engaged in a transaction that could subject the Company or any Company ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.
(d) Plan Liabilities. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law relating to any Company Employee Plan, and nothing has occurred that could constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any Company Employee Plan; (ii) except for payments of premiums to the Pension Benefit Guaranty Corporation (“PBGC”) which have not been timely paid in full, incurred any liability to the PBGC in connection with any Company Employee Plan covering any active, retired, or former employees or directors of the Company or any Company ERISA Affiliate, including any liability under Sections 4069 or 4212(c) of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Company Employee Plan, in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including related information reporting requirements; (iv) failed to comply with Section 601 et. seq. of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan. To the Knowledge of the Company, nothing has occurred that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any liability of the Company or any Company ERISA Affiliate to any such multiemployer plan. No complete or partial termination of any Company Employee Plan has occurred.

(e) Certain Company Employee Plans. With respect to each Company Employee Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i) no such Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code, and neither the Company nor any of its Company ERISA Affiliates has now or at any time within the previous year contributed to, sponsored, maintained, or had any liability or obligation in respect of any multiemployer plan or multiple employer plan;
(ii) no Legal Action has been initiated by the PBGC to terminate any such Plan or to appoint a trustee for any such Plan;
(iii) no such Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code; none of the assets of the Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; no such Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code; no plan listed in Section 3.12(e) of the Company Disclosure Schedule has failed to satisfy the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code; none of the assets of the Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and
(iv) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Plan.
(f) No Post-Employment Obligations. No Company Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any Company ERISA Affiliate has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.
(g) Potential Governmental or Lawsuit Liability. Other than routine claims for benefits: (i) there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Company Employee Plan, or otherwise involving any Company Employee Plan or the assets of any Company Employee Plan; and (ii) no Company Employee Plan is presently or has within the two years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity.
(h) Section 409A Compliance. Each Company Employee Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance (including proposed regulations, notices, rulings, and final regulations).
(i) Health Plan Compliance. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements under the Affordable Care Act, the Code, ERISA, COBRA, HIPAA, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each Company Employee Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b) (1) of the Code, or such state statute.
(j) Effect of Transaction. Except as set forth in Section 3.12(j) of the Company Disclosure Schedule, neither the execution nor delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement will (either alone or in combination with any other event): (i) entitle any current or former director, employee, contractor, or consultant of the Company or any of its Subsidiaries to severance pay or any other payment; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of, compensation due to any such individual; (iii) limit or restrict the right of the Company to merge, amend, or terminate any Company Employee Plan; (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan; or (v) result in payments or benefits to any employee, director, or other service provider of the Company under any Company Employee Plan that would not be deductible by reason of Section 280G of the Code nor be subject to an excise tax under Section 4999 of the Code.
(k) Employment Law Matters. The Company and each of its Subsidiaries: (i) is in material compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in material compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Company Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(l) Labor. Except as set forth in Section 3.12(l) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, or trade union with respect to any of the Company’s or any such Subsidiary’s operations. No material work stoppage, slowdown, or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed within the United States is pending or threatened or has occurred since January 1, 2019, and, to the Knowledge of the Company, no material work stoppage, slowdown, or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed outside the United States is pending or threatened or has occurred since January 1, 2019. Except as set forth in Schedule 3.12(l) of the Company Disclosure Schedule, none of the Company Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of the Company, there is no material organizing activity, Legal Action, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at the Company or any of its Subsidiaries, or any Company Employees. There are no Legal Actions, government investigations, or labor grievances pending or, to the Knowledge of the Company, threatened relating to any employment-related matter involving any Company Employee or applicant, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.13 Real Property and Personal Property Matters.
(a) Owned Real Estate. The Company and its Subsidiaries do not own any real property.
(b) Leased Real Estate. Section 3.13(b) of the Company Disclosure Schedule contains a true and complete list of all material Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to such Lease document). The Company has made available to Parent a true and complete copy of each such Lease. Each such Lease is legal, valid, binding, enforceable, and in full force and effect. With respect to each such Lease, to the Knowledge of the Company (i) neither the Company nor any of its Subsidiaries nor any other party to the Lease is in material breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a material breach or default under such Lease; (ii) the Company’s or its Subsidiary’s, as the case may be, possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and there are no material disputes with respect to such Lease; and (iii) there are no material Liens on the estate created by such Lease other than Permitted Liens. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein, nor has the Company or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly-owned Subsidiary of the Company) a right to use or occupy such Leased Real Estate or any portion thereof.

(c) Real Estate Used in the Business. The Leased Real Estate identified in Section 3.13(b) of the Company Disclosure Schedule comprises all of the real property used in, or otherwise related to, the business of the Company or any of its Subsidiaries.
(d) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.
Section 3.14 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a) Compliance with Environmental Laws. The Company and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted.
(b) No Disposal, Release, or Discharge of Hazardous Substances. Neither the Company nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is currently subject to any investigation, remediation, or monitoring.
(c) No Production or Exposure of Hazardous Substances. Neither the Company nor any of its Subsidiaries has produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws.
(d) No Legal Actions or Orders. Neither the Company nor any of its Subsidiaries has received written notice of, and there is not pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, any Legal Action alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.
(e) No Assumption of Environmental Law Liabilities. Neither the Company nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.
Section 3.15 Material Contracts.
(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or any of their respective assets are bound (excluding any Leases):
(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;
(ii) any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (A) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (1) the Company or another wholly-owned Subsidiary thereof or (2) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(iii) any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;
(iv) any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $75,000, other than dispositions or acquisitions in the ordinary course of business;
(v) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or any of its Subsidiaries;
(vi)  any Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;
(vii) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation, or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;
(viii) any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contact solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;
(ix) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $75,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Company;
(x) any employee collective bargaining agreement or other Contract with any labor union;
(xi) any Company IP Agreement; or
(xii) any Contract which is not otherwise described in clauses (i)-(xi) above that is material to the Company and its Subsidiaries, taken as a whole.
(b) Schedule of Material Contracts; Documents. Section 3.15(b) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all Company Material Contracts. The Company has made available to Parent correct and complete copies of all Company Material Contracts, including any amendments thereto.
(c) No Breach. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is legal, valid, and binding on the Company or its applicable Subsidiary, enforceable against the Company or such Subsidiary in accordance with such Contract’s terms, and is in full force and effect, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract, and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Material Contract.
Section 3.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and to the Knowledge of the Company: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.
Section 3.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the joint proxy statement to be filed with the SEC and sent to the Company’s stockholders in connection with the Merger and the other transactions contemplated by this Agreement and to the Parent’s stockholders in connection with the Parent Stock Issuance (including any amendments or supplements thereto, the “Joint Proxy Statement”) will, at the date it is first mailed to the Company’s and Parent’s stockholders or at the time of the Company Stockholders Meeting or Parent Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of the Company.
Section 3.18 Anti-Corruption Matters. Since January 1, 2019 , neither the Company, nor any of its Subsidiaries, nor to the Knowledge of the Company, any director, officer or employee or agent of the Company or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2019, neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that the Company or any such Subsidiary violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of the Company, no Governmental Entity is investigating, examining, or reviewing the compliance by the Company or any of its Subsidiaries with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.
Section 3.19 Fairness Opinion. The Company has received the opinion of the Company Financial Advisor to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked, or modified.
Section 3.20 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub.
Section 3.21 Access to Information; Disclaimer. The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of Parent and its Subsidiaries with the management of Parent, (b) has had reasonable access to (i) the books and records of Parent and its Subsidiaries and (ii) the documents provided by Parent for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of Parent and (d) has conducted its own independent investigation of Parent and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Parent or any of its Subsidiaries or otherwise, other than the representations and warranties of Parent and Merger Sub expressly contained in Article IV of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Company further acknowledges and agrees that none of Parent or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Parent, its subsidiaries or their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that the Company will have no claim against Parent or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except: (a) as disclosed in the Parent SEC Documents filed prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the correspondingly numbered Section of the Parent Disclosure Schedule , Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.
(a) Organization; Standing and Power. Each of Parent and its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of Parent and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Charter Documents. The copies of the Certificate of Incorporation and By-Laws of Parent as most recently filed with the Parent SEC Documents are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Parent has delivered or made available to the Company a true and correct copy of the Charter Documents of Merger Sub. Neither Parent nor Merger Sub is in violation of any of the provisions of its respective Charter Documents.
(c) Subsidiaries. Section 4.01(c)(i) of the Parent Disclosure Schedule lists each of the Subsidiaries of Parent as of the date hereof and its respective place of organization. Section 4.01(c)(ii) of the Parent Disclosure Schedule sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by Parent: (i) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof; and (ii) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by Parent. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Parent have been validly issued and are owned by Parent, directly or indirectly, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (i) imposed by applicable securities Laws; or (ii) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of Parent. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
Section 4.02 Capital Structure.
(a) Capital Stock. The authorized capital stock of Parent consists of: (i) 49,000,000 shares of Parent Common Stock; and (ii) 1,000,000 shares of Preferred Stock, par value $.0001 per share, of Parent (the “Parent Preferred Stock”). As of the date of this Agreement: (A) 5,298,159 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury); (B) no shares of Parent Common Stock were issued and held by Parent in its treasury; and (C) 200,000 shares of Parent Preferred Stock were issued and outstanding; and since June 30, 2020 and through the date hereof, no additional shares of Parent Common Stock or shares of Parent Preferred Stock have been issued.. All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement, including the shares of Parent Common Stock constituting the Merger Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of Parent owns any shares of Parent Common Stock.
(b) Stock Awards.
(i) Except as set forth in Section 4.02(b)(i) of the Parent Disclosure Schedule, and without reference to any Parent SEC Documents, as of the date hereof, there are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt or shares of capital stock of Parent, (B) options, warrants, or other agreements or commitments to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) Parent, or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of Parent, in each case that have been issued by Parent or its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of Parent, being referred to collectively as “Parent Securities”). Section 4.02(b)(i) of the Parent Disclosure Schedule sets forth the number of each type and series of Parent Securities outstanding, the number of Parent Common Stock such Parent Securities can be exchanged, converted or exercised for, if determinable, exercise or purchase price, if applicable, expiration or termination dates related to such Parent Securities, and any vesting conditions associated with the Parent Securities. All outstanding shares of Parent Common Stock, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of Parent, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.
(ii) There are no outstanding Contracts requiring Parent or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Parent Securities or Parent Subsidiary Securities. Except as set forth in Schedule 4.02(b)(ii) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to any Parent Securities or Parent Subsidiary Securities.
(c) Voting Debt. No bonds, debentures, notes, or other indebtedness issued by Parent or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equityholders of Parent or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of Parent or any of its Subsidiaries, are issued or outstanding (collectively, “Parent Voting Debt”).
(d) Parent Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of Parent; (ii) options, warrants, or other agreements or commitments to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of Parent; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of Parent, in each case that have been issued by a Subsidiary of Parent (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Parent Subsidiary Securities”).
Section 4.03 Authority; Non-Contravention; Governmental Consents; Board Approval.
(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger: (i) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub; and (ii) the need to obtain the affirmative vote or consent of the requisite number of the outstanding shares of the Parent Common Stock to the Parent Stock Issuance (the “Requisite Parent Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the Parent Stock Issuance, and the other transactions contemplated by this Agreement, subject only, in the case of consummation of the Merger, to: (i) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub; and (ii) the need to obtain the Requisite Parent Vote. The Requisite Parent Vote is the only vote or consent of the holders of any class or series of the Parent’s capital stock necessary to approve and adopt this Agreement, approve the Merger and the Parent Stock Issuance, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with this Agreement’s terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.
(b) Non-Contravention. The execution, delivery, and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of Parent or Merger Sub; (ii) assuming that all of the Consents contemplated by clauses (i) through (v) of Section 4.03(c) have been obtained or made, and in the case of the consummation of the Merger obtaining the Requisite Parent Vote, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Parent’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Parent or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, in each case, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery, and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger, the Parent Stock Issuance, and the other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing with the SEC of (A) the Joint Proxy Statement in definitive form in accordance with the Exchange Act, (B) the Form S-4, and the declaration of its effectiveness under the Securities Act, and (C) the filing of such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Parent Stock Issuance, and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of Nasdaq; (iv) the Other Governmental Approvals; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d) Board Approval.
(i) The Parent Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Parent duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Parent Stock Issuance, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Parent and the Parent’s stockholders, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated herein, including the Merger and the Parent Stock Issuance, upon the terms and subject to the conditions set forth herein, (C) directed that the Parent Stock Issuance be submitted to a vote of the Parent’s stockholders for adoption at the Parent Stockholders Meeting, and (D) resolved to recommend that Parent’s stockholders vote in favor of approval of the Parent Stock Issuance (collectively, the “Parent Board Recommendation”).
(ii) The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Merger Sub duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and Parent, as the sole stockholder of Merger Sub, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated herein, including the Merger, upon the terms and subject to the conditions set forth herein, and (C) resolved to recommend that Parent, as the sole stockholder of Merger Sub, approve the adoption of this Agreement in accordance with the DGCL
Section 4.04 SEC Filings; Financial Statements; Undisclosed Liabilities.
(a) SEC Filings. Parent has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by Parent with the SEC since January 1, 2019 (the “Parent SEC Documents”). True, correct, and complete copies of all the Parent SEC Documents are publicly available on EDGAR. To the extent that any Parent SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or otherwise, Parent has made available to the Company the full text of all such Parent SEC Documents that Parent has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents. None of Parent’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.
(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of Parent and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).
(c) Internal Controls. Parent and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of Parent’s management and Parent Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Parent and its Subsidiaries.
(d) Disclosure Controls and Procedures. Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Neither Parent nor, to the Knowledge of Parent, Parent’s independent registered public accounting firm has identified or been made aware of: (i) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by Parent and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Parent and its Subsidiaries.
(e) Undisclosed Liabilities. The unaudited balance sheet of Parent dated as of June 30, 2020 contained in the Parent SEC Documents filed prior to the date hereof is hereinafter referred to as the “Parent Balance Sheet.” Neither Parent nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Parent Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f) Off-Balance Sheet Arrangements. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to: any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(g) Sarbanes-Oxley and Nasdaq Compliance. Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Parent is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Accounting, Securities, or Other Related Complaints or Reports. Since January 1, 2020: (i) none of Parent or any of its Subsidiaries nor any director or officer of Parent or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of Parent or any of its Subsidiaries or any written complaint, allegation, assertion, or claim from employees of Parent or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to Parent or any of its Subsidiaries; and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported in writing credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by Parent, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to Parent Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of Parent.
Section 4.05 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Parent and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice (with Parent’s actions taken in response to the COVID-19 pandemic prior to the date of this Agreement being deemed to be in the ordinary and usual course of business consistent with past practice when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business consistent with past practice) and there has not been or occurred any Parent Material Adverse Effect.
Section 4.06 Taxes.
(a) Tax Returns and Payment of Taxes. Parent and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, Parent has made an adequate provision for such Taxes in Parent’s financial statements included in the Parent SEC Documents (in accordance with GAAP). Parent’s most recent financial statements included in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by Parent and its Subsidiaries through the date of such financial statements. Neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of Parent’s most recent financial statements included in the Parent SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice.
(b) Availability of Tax Returns. Parent has made available to the Company complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of Parent or its Subsidiaries for any Tax period ending after January 1, 2018.
(c) Withholding. Parent and each of its Subsidiaries have withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Parent Employee, creditor, customer, stockholder, or other party (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.
(d) Liens. There are no Liens for material Taxes upon the assets of Parent or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in Parent’s most recent financial statements included in the Parent SEC Documents.
(e) Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against Parent or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Parent or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of Parent or any of its Subsidiaries.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where Parent and its Subsidiaries do not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.
(g) Tax Rulings. Neither Parent nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
(h) Consolidated Groups, Transferee Liability, and Tax Agreements. Neither Parent nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis; (ii) has any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to or is bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement.
(i) Change in Accounting Method. Neither Parent nor any of its Subsidiaries has agreed to make, nor is required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise.
(j) Post-Closing Tax Items. Parent and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; or (v) election under Section 108(i) of the Code.
(k) Section 355. Neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.
(l) Reportable Transactions. Neither Parent nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).
(m) Intended Tax Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Parent there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.07 Intellectual Property. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(a) Scheduled Parent-Owned IP. Section 4.07(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date hereof, of all: (i) Parent-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and (ii) material unregistered Parent-Owned IP.
(b) Right to Use; Title. Parent or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to the Parent-Owned IP and has the valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the business of Parent and its Subsidiaries as currently conducted (“Parent IP”), in each case, free and clear of all Liens other than Permitted Liens.
(c) Validity and Enforceability. Parent and its Subsidiaries’ rights in the Parent-Owned IP are valid, subsisting, and enforceable. Parent and each of its Subsidiaries have taken reasonable steps to maintain Parent IP and to protect and preserve the confidentiality of all trade secrets included in Parent IP.

(d) Non-Infringement. To the Knowledge of Parent (i) the conduct of the respective businesses of Parent and of its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) no third party is infringing upon, violating, or misappropriating any Parent IP.
(e) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of Parent, threatened: (i) alleging any infringement, misappropriation, or violation by Parent or any of its Subsidiaries of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Parent-Owned IP or Parent’s or any of its Subsidiaries’ rights with respect to any Parent IP. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order that restricts or impairs the use of any Parent-Owned IP.
(f) Parent IT Systems. Since January 1, 2019, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Parent IT Systems. Parent and its Subsidiaries have taken all reasonable best effort steps to safeguard the confidentiality, availability, security, and integrity of the Parent IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.
(g) Privacy and Data Security. Parent and each of its Subsidiaries have complied with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of Parent’s and its Subsidiaries’ businesses. Since January 1, 2019 , neither Parent nor any of its Subsidiaries has: (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning Parent’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and, to Parent’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action.
Section 4.08 Compliance; Permits.
(a) Compliance. Parent and each of its Subsidiaries are and, have been in material compliance with all Laws or Orders applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Governmental Entity has issued any notice or notification stating that Parent or any of its Subsidiaries is not in compliance with any Law in any material respect.
(b) Permits. Parent and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits, except for any Permits with respect to which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is and, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.09 Litigation. There is no Legal Action pending or, to the Knowledge of Parent or any of its Subsidiaries or any officer or director of Parent or any of its Subsidiaries, in their capacities as such, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets other than any such Legal Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. None of Parent or any of its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the

Knowledge of Parent, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any officer or director of Parent.
Section 4.10 Brokers. Neither Parent, Merger Sub, nor any of their respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
Section 4.11 Related Person Transactions. There are, and since January 1, 2019, there have been, no Contracts, transactions, arrangements, or understandings between Parent or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer, or employee or any of their respective family members) thereof or any holder of 5% or more of the shares of Parent Common Stock (or any of their respective family members), but not including any wholly-owned Subsidiary of Parent, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in Parent’s Form 10-K or Proxy Statement pertaining to an Annual Meeting of Stockholders.
Section 4.12 Employee Matters.
(a) Schedule. Section 4.12(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date hereof, of each material plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability, medical, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant, or director of Parent or any of its Subsidiaries (each, a “Parent Employee”), or with respect to which Parent or any Parent ERISA Affiliate has or may have any Liability (collectively, the “Parent Employee Plans”).
(b) Documents. Parent has made available to the Company correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Parent Employee Plans and amendments thereto and, to the extent applicable: (i) all related trust agreements, funding arrangements, insurance contracts, and service provider agreements now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent determination letter received regarding the tax-qualified status of each Parent Employee Plan; (iii) the most recent financial statements for each Parent Employee Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Parent Employee Plan; (v) the current summary plan description for each Parent Employee Plan; and (vi) all actuarial valuation reports related to any Parent Employee Plans.
(c) Employee Plan Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including ERISA and the Code. All the Parent Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS, and no such determination letter has been revoked nor, to the Knowledge of Parent, has any such revocation been threatened. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries, where applicable, have timely made all contributions, benefits, premiums, and other payments required by and due under the terms of each Parent Employee Plan and applicable Law and accounting principles, and all benefits accrued under any unfunded Parent Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with, GAAP. There are no investigations, audits, inquiries, enforcement actions, or Legal Actions pending or, to the Knowledge of Parent, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any similar Governmental Entity with respect to any Parent Employee Plan. There are no material Legal Actions pending, or, to the Knowledge of Parent, threatened with respect to any Parent

Employee Plan (in each case, other than routine claims for benefits). To the Knowledge of Parent, neither Parent nor any of its Parent ERISA Affiliates has engaged in a transaction that could subject Parent or any Parent ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.
(d) Plan Liabilities. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Parent ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law relating to any Parent Employee Plan, and nothing has occurred that could constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any Parent Employee Plan; (ii) except for payments of premiums to the PBGC which have not been timely paid in full, incurred any liability to the PBGC in connection with any Parent Employee Plan covering any active, retired, or former employees or directors of Parent or any Parent ERISA Affiliate, including any liability under Sections 4069 or 4212(c) of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Parent Employee Plan, in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including related information reporting requirements; (iv) failed to comply with Section 601 et. seq. of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan. To the Knowledge of Parent, nothing has occurred that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any liability of Parent or any Parent ERISA Affiliate to any such multiemployer plan. No complete or partial termination of any Parent Employee Plan has occurred.
(e) Certain Parent Employee Plans. With respect to each Parent Employee Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i) no such Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code, and neither Parent nor any of its Parent ERISA Affiliates has now or at any time within the previous year contributed to, sponsored, maintained, or had any liability or obligation in respect of any multiemployer plan or multiple employer plan;
(ii) no Legal Action has been initiated by the PBGC to terminate any such Plan or to appoint a trustee for any such Plan;
(iii) no such Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code; none of the assets of Parent or any Parent ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; no such Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code; no plan listed in Section 4.12(e) of the Parent Disclosure Schedule has failed to satisfy the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code; none of the assets of Parent or any Parent ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and
(iv) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Plan.
(f) No Post-Employment Obligations. No Parent Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither Parent nor any Parent ERISA Affiliate has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any Parent Employee (either individually or to Parent Employees as a group) or any other person that such Parent Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.

(g) Potential Governmental or Lawsuit Liability. Other than routine claims for benefits: (i) there are no pending or, to the Knowledge of Parent, threatened claims by or on behalf of any participant in any Parent Employee Plan, or otherwise involving any Parent Employee Plan or the assets of any Parent Employee Plan; and (ii) no Parent Employee Plan is presently or has within the two years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity.
(h) Section 409A Compliance. Each Parent Employee Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance (including proposed regulations, notices, rulings, and final regulations).
(i) Health Plan Compliance. Each of Parent and its Subsidiaries complies in all material respects with the applicable requirements under the Affordable Care Act, the Code, ERISA, COBRA, HIPAA, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each Parent Employee Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b) (1) of the Code, or such state statute.
(j) Effect of Transaction. Neither the execution nor delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement will (either alone or in combination with any other event): (i) entitle any current or former director, employee, contractor, or consultant of Parent or any of its Subsidiaries to severance pay or any other payment; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of, compensation due to any such individual; (iii) limit or restrict the right of Parent to merge, amend, or terminate any Parent Employee Plan; (iv) increase the amount payable or result in any other material obligation pursuant to any Parent Employee Plan; or (v) result in payments or benefits to any employee, director, or other service provider of Parent under any Parent Employee Plan that would not be deductible by reason of Section 280G of the Code nor be subject to an excise tax under Section 4999 of the Code.
(k) Employment Law Matters. Parent and each of its Subsidiaries: (i) is in material compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Parent Employees and contingent workers; and (ii) is in material compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Parent Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(l) Labor. Neither Parent nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, or trade union with respect to any of Parent’s or any such Subsidiary’s operations. No material work stoppage, slowdown, or labor strike against Parent or any of its Subsidiaries with respect to employees who are employed within the United States is pending or threatened or has occurred since January 1, 2019, and, to the Knowledge of Parent, no material work stoppage, slowdown, or labor strike against Parent or any of its Subsidiaries with respect to employees who are employed outside the United States is pending or threatened or has occurred since January 1, 2019. None of Parent Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of Parent, there is no material organizing activity, Legal Action, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at Parent or any of its Subsidiaries, or any Parent Employees. There are no Legal Actions, government investigations, or labor grievances pending or, to the Knowledge of Parent, threatened relating to any employment-related matter involving any Parent Employee or applicant, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Real Property and Personal Property Matters.
(a) Owned Real Estate. Parent and its Subsidiaries have good and marketable fee simple title to the Owned Real Estate free and clear of any Liens other than the Permitted Liens. Section 4.13(a) of the Parent Disclosure Schedule contains a true and complete list by address and legal description of the Owned Real Estate as of the date hereof. Neither Parent nor any of its Subsidiaries: (i) lease or grant any Person the right to use or occupy all or any part of the Owned Real Estate; (ii) has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of Parent, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither Parent nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.
(b) Leased Real Estate. Section 4.13(b) of the Parent Disclosure Schedule contains a true and complete list of all material Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to such Lease document). Parent has made available to Parent a true and complete copy of each such Lease. Each such Lease is legal, valid, binding, enforceable, and in full force and effect. With respect to each such Lease, to the Knowledge of Parent (i) neither Parent nor any of its Subsidiaries nor, any other party to the Lease is in material breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a material breach or default under such Lease; (ii) Parent’s or its Subsidiary’s, as the case may be, possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and there are no material disputes with respect to such Lease; and (iii) there are no material Liens on the estate created by such Lease other than Permitted Liens. Neither Parent nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein, nor has Parent or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly-owned Subsidiary of Parent) a right to use or occupy such Leased Real Estate or any portion thereof.
(c) Real Estate Used in the Business. The Owned Real Estate identified in Section 4.13(a) of the Parent Disclosure Schedule and the Leased Real Estate identified in Section 4.13(b) of the Parent Disclosure Schedule comprise all of the real property used in, or otherwise related to, the business of Parent or any of its Subsidiaries.
(d) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by Parent or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.
Section 4.14 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(a) Compliance with Environmental Laws. Parent and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of Parent and its Subsidiaries as currently conducted.
(b) No Disposal, Release, or Discharge of Hazardous Substances. Neither Parent nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of Parent, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is currently subject to any investigation, remediation, or monitoring.
(c) No Production or Exposure of Hazardous Substances. Neither Parent nor any of its Subsidiaries has produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws.

(d) No Legal Actions or Orders. Neither Parent nor any of its Subsidiaries has received written notice of, and there is not pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, any Legal Action alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither Parent nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.
(e) No Assumption of Environmental Law Liabilities. Neither Parent nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.
Section 4.15 Material Contracts.
(a) Material Contracts. For purposes of this Agreement, “Parent Material Contract” shall mean the following to which Parent or any of its Subsidiaries is a party or any of their respective assets are bound (excluding any Leases):
(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by Parent with the SEC;
(ii) any Contract providing for indemnification or any guaranty by Parent or any Subsidiary thereof, in each case that is material to Parent and its Subsidiaries, taken as a whole, other than (A) any guaranty by Parent or a Subsidiary thereof of any of the obligations of (1) Parent or another wholly-owned Subsidiary thereof or (2) any Subsidiary (other than a wholly-owned Subsidiary) of Parent that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;
(iii) any Contract that purports to limit in any material respect the right of Parent or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;
(iv) any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by Parent or any of its Subsidiaries after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $75,000;
(v) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of Parent or any of its Subsidiaries, other than dispositions or acquisitions in the ordinary course of business;
(vi) any Contract that contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to Parent and its Subsidiaries, taken as a whole;
(vii) any Contract that obligates Parent or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;
(viii) any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contact solely between Parent and its wholly-owned Subsidiaries or among Parent’s wholly-owned Subsidiaries;
(ix) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $75,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of Parent;

(x) any employee collective bargaining agreement or other Contract with any labor union;
(xi) any Parent IP Agreement; or
(xii) any Contract which is not otherwise described in clauses (i)-(xi) above that is material to Parent and its Subsidiaries, taken as a whole.
(b) Schedule of Material Contracts; Documents. Section 4.15(b) of the Parent Disclosure Schedule sets forth a true and complete list as of the date hereof of all Parent Material Contracts. Parent has made available to Parent correct and complete copies of all Parent Material Contracts, including any amendments thereto.
(c) No Breach. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is legal, valid, and binding on Parent or its applicable Subsidiary, enforceable against Parent or such Subsidiary in accordance with such Contract’s terms, and is in full force and effect, (ii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Parent Material Contract, and (iii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any third party is in breach, or has received written notice of breach, of any Parent Material Contract.
Section 4.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all insurance policies of Parent and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as Parent reasonably has determined to be prudent, taking into account the industries in which Parent and its Subsidiaries operate, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and to the Knowledge of Parent: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.
Section 4.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to the Company’s and Parent’s stockholders or at the time of the Company Stockholders Meeting or Parent Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of Parent or Merger Sub.
Section 4.18 Anti-Corruption Matters. Since January 1, 2019 , neither Parent, nor any of its Subsidiaries, nor to the Knowledge of Parent, any director, officer or employee or agent of Parent or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2019, neither Parent nor any of its Subsidiaries has disclosed to any Governmental Entity that Parent or any such Subsidiary violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of Parent, no Governmental Entity is investigating, examining, or reviewing the compliance by Parent or any of its Subsidiaries with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.
Section 4.19 Intentionally Omitted
Section 4.20 Ownership of Company Common Stock. Neither Parent nor any of its Affiliates or Associates “owns” (as defined in Section 203(c) (9) of the DGCL) any shares of Company Common Stock.
Section 4.21 Intended Tax Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Parent there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.22 Merger Sub. Merger Sub: (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement and (b) is a direct, wholly-owned Subsidiary of Parent.
Section 4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor any other Person on behalf of Parent makes any other express or implied representation or warranty with respect to Parent, Merger Sub or with respect to any other information provided to the Company.
Section 4.24 Access to Information; Disclaimer. Parent and Merger Sub acknowledge and agree that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries or otherwise, other than the representations and warranties of the Company expressly contained in Article III of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, Parent and Merger Sub further acknowledge and agree that none of the Company, or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.
ARTICLE V
COVENANTS
Section 5.01 Conduct of Business of the Company. During the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries, except (i) as expressly contemplated by this Agreement, (ii) as required by applicable Law, or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), to, conduct its business in the ordinary course of business consistent with past practice (with the Company’s actions taken in response to the COVID-19 pandemic prior to the date of this Agreement being deemed to be in the ordinary and usual course of business consistent with past practice when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business consistent with past practice; provided, that during any period of full or partial suspension of operations related to the COVID-19 pandemic, the Company may take actions outside of the ordinary and usual course of business (i) to the extent reasonably necessary to protect the health and safety of the Company’s or its Subsidiaries’ employees or (ii) in response to any applicable Law, directive, guideline or recommendation arising out of, or otherwise related to, the COVID-19 pandemic, in each case, after written notice to and, to the extent practicable under the circumstances, consultation with, Parent), and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, and to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule, or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):
(a) amend or propose to amend its Charter Documents, other than proposals included in the Company’s proxy statement for its 2020 annual meeting of stockholders;
(b) (i) split, combine, or reclassify any Company Securities or Company Subsidiary Securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Securities or Company Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries);
(c) issue, sell, pledge, dispose of, or encumber any Company Securities or Company Subsidiary Securities, other than the issuance of shares of Company Common Stock upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms;
(d) except as required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;
(e) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $75,000 in the aggregate;
(f) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise), or pledge, encumber, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of the Company, except in in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;
(g) repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of the Company) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(h) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to material Leased Real Estate or any other Contract or Lease that, if in effect as of the date hereof, would constitute a Company Material Contract or Lease with respect to material Leased Real Estate hereunder, except in the ordinary course of business consistent with past practices;
(i) institute, settle, or compromise any Legal Action involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $75,000 in the aggregate, other than (i) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub and (ii) the settlement of claims, liabilities, or obligations reserved against on the Company Balance Sheet; provided, that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;
(j) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;
(k) (i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Company Balance Sheet as of the date hereof (or most recent consolidated balance sheet included in the Company SEC Documents), (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;
(l) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance, except in the ordinary course of business consistent with past practices;
(m) except in connection with actions permitted by Section 5.04, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;
(n) abandon, allow to lapse, sell, assign, transfer, grant any security interest in, or otherwise encumber or dispose of any Company IP, or grant any right or license to any Company IP other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;
(o) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(p) except to the extent expressly permitted by Section 5.04 or ARTICLE VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by this Agreement; or
(q) agree or commit to do any of the foregoing.
Section 5.02 Conduct of the Business of Parent. During the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries, except (i) as expressly contemplated by this Agreement, (ii) as required by applicable Law, or (iii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), to, conduct its business in the ordinary course of business consistent with past practice (with Parent’s actions taken in response to the COVID-19 pandemic prior to the date of this Agreement being deemed to be in the ordinary and usual course of business consistent with past practice when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business consistent with past practice; provided, that during any period of full or partial suspension of operations related to the COVID-19 pandemic, Parent may take actions outside of the ordinary and usual course of business (i) to the extent reasonably necessary to protect the health and safety of Parent’s or its Subsidiaries’ employees or (ii) in response to any applicable Law, directive, guideline or recommendation arising out of, or otherwise related to, the COVID-19 pandemic, in each case, after written notice to and, to the extent practicable under the circumstances, consultation with, the Company). Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.02 of the Parent Disclosure Schedule or as required by applicable Law, Parent shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed):
(a) amend its Charter Documents in a manner that would adversely affect the Company or the holders of Company Common Stock relative to the other holders of Parent Common Stock;
(b) (i) split, combine, or reclassify any Parent Securities or Parent Subsidiary Securities in a manner that would adversely affect the Company or the holders of Company Common Stock relative to the other holders of Parent Common Stock, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Parent Securities or Parent Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);
(c) issue, sell, pledge, dispose of, or encumber any Parent Securities or Parent Subsidiary Securities, other than issuances of shares of Parent Common Stock issued upon the exercise of options or warrants, in each case provided such issuance is pursuant to the terms of such option or warrant, and such option or warrant was outstanding as of the date hereof;
(d) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person;
(e) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise), or pledge, encumber, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of Parent, except in in the ordinary course of business consistent with past practice;
(f) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;
(g) except to the extent expressly permitted by Section 5.04 or ARTICLE VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, impede, or materially delay the consummation of the Merger, or the other transactions contemplated by this Agreement; or
(h) agree or commit to do any of the foregoing.
Section 5.03 Access to Information; Confidentiality.
(a) Access to Information. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information with respect to which such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, Parent shall, and shall cause its Subsidiaries to, afford to the Company and the Company’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of Parent or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of Parent and its Subsidiaries, and Parent shall, and shall cause its Subsidiaries to, furnish promptly to the Company such other information concerning the business and properties of Parent and its Subsidiaries as the Company may reasonably request from time to time. Neither Parent nor any of its Subsidiaries shall be required to provide access to or disclose information with respect to which such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect Parent’s representations, warranties, covenants, or agreements contained herein or limit or otherwise affect the remedies available to the Company pursuant to this Agreement
(b) Confidentiality. Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated October 9, 2019 , between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.
Section 5.04 No Solicitation.
(a) Takeover Proposal. Neither the Company, on the one hand, nor Parent, on the other hand, shall, and each shall cause their respective Subsidiaries not to, and shall not authorize or permit its or its respective Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 5.04(b): (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or Parent or any of their respective Subsidiaries to, afford access to the business, properties, assets, books, or records of the Company or Parent or any of their respective Subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal; (ii) (A) except where the Company Board or Parent Board, as applicable, makes a good faith determination, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or Parent, as applicable, or any of their respective Subsidiaries, or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Takeover Proposal (each, an “Acquisition Agreement”). Except as expressly permitted by this Section 5.04, neither the Company Board shall effect a Company Adverse Recommendation Change, nor shall the Parent Board effect a Parent Adverse Recommendation Change. The Company on the one hand, and Parent, on the other hand, shall, and shall cause their respective Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal.
(b) Superior Proposal. Notwithstanding Section 5.04(a), prior to the receipt of the Requisite Company Vote, the Company Board, on the one hand, and prior to the receipt of the Requisite Parent Vote, the Parent Board, on the other hand, directly or indirectly through any Representative, may, subject to Section 5.04(c): (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board or Parent Board, as applicable, believes in good faith, after consultation with outside legal counsel and the Company Financial Advisor or Parent’s financial advisor, as applicable, constitutes a Superior Proposal or could reasonably be expected to result in or lead to a Superior Proposal; (ii) furnish to such third party non-public information relating to such party or any of its respective Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes to the other party) provided that the Company or Parent, as applicable shall provide to Parent or the Company, as applicable, any information or data that is provided to such third party that was not previously made available to Parent or the Company, as applicable, prior to or substantially concurrently with the time it is provided to such third party (and in any event within 24 hours); (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable; and/or (iv) take any action that any court of competent jurisdiction orders such party to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board or Parent Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Company Board or Parent Board, as applicable, from disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the party determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law or would reasonably be expected to be inconsistent with its fiduciary duties.
(c) Notification. The Company Board, on the one hand, and the Parent Board, on the other hand, shall not take any of the actions referred to in clauses (i) through (iv) of Section 5.04(b) unless such party shall have delivered to the other party a prior written notice advising the other party that it intends to take such action. The Company, on the one hand, and Parent, on the other hand, shall notify the other party promptly (but in no event later than 24 hours) after receipt by such party (or any of its Representatives) of any Takeover Proposal, any inquiry that could reasonably be expected to lead to a Takeover Proposal, or any request for non-public information relating to such party or any of its Subsidiaries or for access to the business, properties, assets, books, or records of such party or any of its Subsidiaries by any third party. In such notice, such party shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. Such party shall keep the other party fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. Such party shall provide the other party with at least 24 hours’ prior notice of any meeting of its board of directors, or any committee thereof (or such lesser notice as is provided to the members of such party’s board of directors or committee thereof) at which such party’s board of directors, or any committee thereof, is reasonably expected to consider any Takeover Proposal. Such party shall promptly provide the other party with a list of any non-public information concerning such party’s or any of its Subsidiaries’ business, present or future performance, financial condition, or results of operations, provided to any third party, and, to the extent such information has not been previously provided to the other party, copies of such information.
(d) Adverse Recommendation Change or Acquisition Agreement. Except as expressly permitted by this Section 5.04, (i) the Company Board shall not effect a Company Adverse Recommendation Change, (ii) the Parent Board shall not effect a Parent Adverse Recommendation Change; and (iii) neither the Company Board nor the Parent Board shall enter into (or permit any of its respective Subsidiaries to enter into) an Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of: (i) the Requisite Company Vote, the Company Board may effect a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) an Acquisition Agreement and (ii) the Requisite Parent Vote, the Parent Board may effect a Parent Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) an Acquisition Agreement, if (A) such party promptly notifies the other party, in writing, at least 3 Business Days (the “Superior Proposal Notice Period”) before making a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable, or entering into (or causing one of its Subsidiaries to enter into) an Acquisition Agreement, of such party’s intention to take such action with respect to a Superior Proposal, which notice shall state expressly that such party has received a Takeover Proposal, that such party’s board of directors (or a committee thereof) intends to declare a Superior Proposal and that such party intends to effect a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable, and/or such party intends to enter into an Acquisition Agreement, (B) such party specifies the identity of the party making the Superior Proposal and the material terms and conditions thereof in such notice and includes an unredacted copy of the Takeover Proposal and attaches to such notice the most current version of any proposed agreement (which version shall be updated on a prompt basis) and any related documents including financing documents, to the extent provided by the relevant party in connection with the Superior Proposal, (C) such party shall, and shall cause its Representatives to, during the Superior Proposal Notice Period, negotiate with the other party in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if the other party, in its discretion, proposes to make such adjustments (it being agreed that, in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision in price or financing, the Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least 3 Business Days remain in the Superior Proposal Notice Period subsequent to the time such party notifies the other party of any such material revision (it being understood that there may be multiple extensions)), and (D) such party’s board of directors (or a committee thereof) determines in good faith, after consulting with outside legal counsel and its financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by the other party during the Superior Proposal Notice Period in the terms and conditions of this Agreement and in such case, as applicable, the failure of the board of directors of the Company or Parent, as applicable, to effect a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable, would be inconsistent with its fiduciary duties under applicable Law.
Section 5.05 Preparation of Joint Proxy Statement and Form S-4.
(a) Joint Proxy Statement and Form S-4. In connection with the Company Stockholders Meeting and Parent Stockholders Meeting, as soon as reasonably practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Joint Proxy Statement and Parent shall prepare and file with the SEC the Form S-4 (which shall include the Joint Proxy Statement). The Company and Parent shall each use its reasonable best efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after such Form S-4’s filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to: (A) cause the Joint Proxy Statement to be mailed to its respective stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (B) ensure that the Joint Proxy Statement complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Parent Stock in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.
(b) Furnishing of Information. Parent and the Company shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Form S-4 or the Joint Proxy Statement. Each of Parent and the Company shall promptly correct any information provided by it for use in the Form S-4 or the Joint Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent and the Company shall take all steps necessary to amend or supplement the Form S-4 or the Joint Proxy Statement, as applicable, and to cause the Form S-4 or Joint Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock and/or Parent Common Stock, in each case as and to the extent required by applicable Law.

(c) SEC Comments. Parent and the Company shall promptly provide the other party and their counsel with any comments or other communications, whether written or oral, that Parent, the Company, or their respective counsel may receive from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Form S-4 or the Joint Proxy Statement with the SEC (including in each case any amendment or supplement thereto, except with respect to any amendments filed in connection with a Company Adverse Recommendation Change or Parent Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.04) or the dissemination thereof to the holders of Company Common Stock or Parent Common Stock, or responding to any comments of the SEC with respect to the Form S-4 or Joint Proxy Statement, each of Parent and the Company shall provide the other party and their counsel a reasonable opportunity to review and comment on such Form S-4, Joint Proxy Statement, or response (including the proposed final version thereof), and each of Parent and the Company shall give reasonable and good faith consideration to any comments made by the other party or their counsel.
Section 5.06 Company Stockholders Meeting. The Company shall take all legal action necessary to call, give notice of, convene, and hold the Company Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective; in connection therewith, the Company shall mail the Joint Proxy Statement to the holders of Company Common Stock in advance of such meeting. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 5.04, the Joint Proxy Statement shall include the Company Board Recommendation. Subject to Section 5.04 hereof, the Company shall use reasonable best efforts to: (a) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as requested by Parent or Merger Sub. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent (other than: (i) in order to obtain a quorum of the Company’s stockholders; (ii) if there is insufficient number of Company Common Stock represented (either in person or by proxy) and voting to obtain the Requisite Company Vote, whether or not a quorum is present (iii) if, after consultation with Parent, the Company Board in good faith determines, after consultation with its outside legal counsel, that the failure to adjourn or postpone the meeting would be inconsistent with its fiduciary duties under applicable Law (and, in such case, only postpone or adjourn the Company Stockholders Meeting to the extent reasonably necessary to mitigate such potential inconsistency); or (iv) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholders Meeting on the same day and at the same time as the Parent Stockholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting. If the Company Board makes a Company Adverse Recommendation Change, such event will not alter the obligation of the Company to submit the adoption of this Agreement and the approval of the Merger to the holders of Company Common Stock at the Company Stockholders Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders Meeting.
Section 5.07 Parent Stockholders Meeting; Approval by Sole Stockholder of Merger Sub.
(a) Parent Stockholders Meeting. Parent shall take all legal action necessary to call, give notice of, convene, and hold the Parent Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective; in connection therewith, Parent shall mail the Joint Proxy Statement to the holders of Parent Common Stock in advance of the Parent Stockholders Meeting. Except to the extent that the Parent Board shall have effected a Parent Adverse Recommendation Change as permitted by Section 5.04, the Joint Proxy Statement shall include the Parent Board Recommendation. Subject to Section 5.04 hereof, Parent shall use reasonable best efforts to: (i) solicit from the holders of Parent Common Stock proxies in favor of the approval of the Parent Stock Issuance and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Parent Common Stock required by applicable Law to obtain such approval. Parent shall keep the Company updated with respect to proxy solicitation results as requested by the Company. Once the Parent Stockholders Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Stockholders Meeting without the consent of Company (other than: (A) in order to obtain a quorum of Parent’s stockholders; (B) if there is insufficient number of Parent Common Stock to obtain the Requisite Parent Vote; whether or not a quorum is present; (C) if, after consultation with the Company, the

Parent Board in good faith determines, after consultation with its outside legal counsel, that the failure to adjourn or postpone the meeting would be inconsistent with its fiduciary duties under applicable Law (and, in such case, only postpone or adjourn the Parent Stockholders Meeting to the extent reasonably necessary to mitigate such potential inconsistency); or (D) as reasonably determined by Parent to comply with applicable Law). Parent shall use its reasonable best efforts to cooperate with the Company to hold the Parent Stockholders Meeting on the same day and at the same time as the Company Stockholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting. If the Parent Board makes a Parent Adverse Recommendation Change, such event will not alter the obligation of Parent to submit the Parent Stock Issuance approval to the holders of Parent Common Stock at the Parent Stockholders Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Parent Stockholders Meeting.
(b) Approval by Sole Stockholder. Immediately following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL.
Section 5.08 Notices of Certain Events; Stockholder Litigation; No Effect on Disclosure Schedules.
(a) Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any event, change, or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(a), Section 6.02(b), or Section 6.02(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 6.03(a), Section 6.03(b), or Section 6.03(c) of this Agreement (in the case of Parent and Merger Sub), to be satisfied.
(b) Stockholder Litigation. The Company shall promptly advise Parent in writing after becoming aware of any Legal Action commenced, or to the Company’s Knowledge threatened, after the date hereof against the Company or any of its directors by any stockholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such Legal Action. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall consider Parent’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned). Parent shall promptly advise the Company in writing after becoming aware of any Legal Action commenced, or to Parent’s Knowledge threatened, after the date hereof against Parent or any of its directors by any stockholder of Parent (on their own behalf or on behalf of Parent) relating to this Agreement or the transactions contemplated hereby (including the Merger or Parent Stock Issuance) and shall keep the Company reasonably informed regarding any such Legal Action. Parent shall give the Company the opportunity to consult with Parent regarding the defense or settlement of any such stockholder litigation, shall consider the Company’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed, or conditioned).
(c) No Effect on Disclosure Schedule. In no event shall: (i) the delivery of any notice by a party pursuant to this Section 5.08 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by the Company be deemed to amend or supplement the Company Disclosure Schedule or constitute an exception to the Company’s representations or warranties; or (iii) disclosure by Parent be deemed to amend or supplement the Parent Disclosure Schedule or constitute an exception to Parent’s or Merger Sub’s representations or warranties. This Section 5.08 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.09 Employees; Benefit Plans.
(a) Comparable Salary and Benefits. During the period commencing at the Effective Time and ending on the first year anniversary of the Effective Time (or if earlier, the date of the employee’s termination of employment with Parent and its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by the Company and its Subsidiaries on the date of this Agreement.
(b) Crediting Service. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding any retiree health plans or programs maintained by Parent or any of its Subsidiaries, any defined benefit retirement plans or programs maintained by Parent or any of its Subsidiaries, and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, and subject to the terms of the governing plan documents, Parent shall, or shall cause the Surviving Corporation to, credit all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be, as if such service were with Parent, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding Company Employee Plan.
(c) Termination of 401(k) plans. Effective no later than the day immediately preceding the Closing Date, the Company shall terminate any 401(k) plans maintained by the Company or its Subsidiaries that Parent has requested to be terminated by providing a written notice to the Company at least 30 days prior to the Closing Date, provided that such 401(k) plan can be terminated in accordance with their terms and applicable Law without any adverse consequences with respect to any Company ERISA Affiliate. No later than the day immediately preceding the Closing Date, the Company shall provide Parent with evidence that such 401(k) plans have been terminated.
(d) Employees Not Third-Party Beneficiaries. This Section 5.09 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section, express or implied, shall confer upon any Company Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of the Surviving Corporation, Parent, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent the Surviving Corporation, Parent, or any of their respective Affiliates from terminating the employment of any Company Continuing Employee following the Effective Time. The parties hereto acknowledge and agree that, except as otherwise provided in Section 5.19, the terms set forth in this Section 5.09 shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Corporation, Parent, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Company Employee and the Surviving Corporation.
(e) Prior Written Consent. With respect to matters described in this Section 5.09, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of Parent (not to be unreasonably withheld or delayed).

Section 5.10 Directors’ and Officers’ Indemnification and Insurance.
(a) Indemnification. Parent and Merger Sub agree that all rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Charter Documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 5.10 of the Company Disclosure Schedule, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms. For a period of six years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to the provisions of the Charter Documents of the Company as in effect immediately prior to the Effective Time with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party, provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
(b) Insurance. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (i) for a period of six (6) years after the Effective Time, cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (including any excess policies thereof) maintained by the Company (provided that the Surviving Corporation may substitute such policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement), provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of three hundred percent (300%) of the last annual premium paid by the Company or any of its Subsidiaries for such insurance prior to the date of this Agreement, which amount is set forth in Section 5.10(b) of the Company Disclosure Letter (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation shall obtain, and Parent shall cause the Surviving Corporation to obtain, the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.
(c) Survival. The obligations of Parent, Merger Sub, and the Surviving Corporation under this Section 5.10 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Party to whom this Section 5.10 applies, without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10, each of whom may enforce the provisions of this Section 5.10).
(d) Assumptions by Successors and Assigns; No Release or Waiver. In the event Parent, the Surviving Corporation, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.10. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall, release, waive, or impair any rights to directors’ and officers’

insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.
Section 5.11 Reasonable Best Efforts.
(a) Governmental and Other Third-Party Approval; Notification. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.11), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including: (i) the obtaining of all necessary Permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to carry out fully the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly: (A) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), and (iii) immediately above and (B) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company, on the one hand, or Parent or Merger Sub, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.
(b) Actions or Proceedings. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement..
Section 5.12 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent, and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of any applicable United States national securities exchange or interdealer quotation service or other Governmental Entity to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.12 shall not apply to any release or announcement made or proposed to be made in connection with and related to: (a) a Company Adverse Recommendation Change, (b) a Parent Adverse Recommendation Change; or (c) any disclosures made in compliance with Section 5.04.
Section 5.13 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Parent, the Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and Parent and the Parent Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing. Nothing in this Section 5.13 shall be construed to permit the Company, Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any party’s rights under, any other provision of this Agreement.
Section 5.14 Section 16 Matters. Prior to the Effective Time, the Company, Parent, and Merger Sub shall each take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act:
(a) any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) which are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time; and
(b) any acquisitions of Parent Common Stock (including derivative securities with respect to such shares) which are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent immediately after the Effective Time.
Section 5.15 Stock Exchange Matters.
(a) Listing of Parent Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on Nasdaq (or such other stock exchange as may be mutually agreed upon by the Company and Parent), subject to official notice of issuance, prior to the Effective Time.
(b) Delisting; Deregistration of Company Common Stock. To the extent requested by Parent, prior to the Effective Time, the Company shall cooperate with Parent and use the Company’s reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
Section 5.16 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 5.17 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
Section 5.18 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable Law, upon the reasonable request of the other party, the Company or Parent, as applicable, will, and will cause its Subsidiaries to, during normal business hours, reasonably cooperate with Parent or the Company, as applicable, and its subsidiaries to facilitate planning for the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by the parties. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, and consistent with the performance of their day-to-day operations and the continuous operation of the parties and their Subsidiaries in the ordinary course of business consistent with past practices, and subject to any requirements under applicable Law, each party shall use reasonable best efforts to cause its and its Subsidiaries’ employees and officers to take reasonable actions and assist the other party in performing all tasks, including providing assistance with respect to conversion planning and customer communications and notices (including joint communications and notices relating to anticipated account changes or systems conversion), reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by the parties.
Section 5.19 Authority During Wait Period. During the Wait Period: (a) Parent and the Company will remain financially and functionally separate businesses; (b) the Parent Board will maintain responsibility and authority for Parent’s business; and (c) the Company Board will maintain responsibility and authority for the Company’s business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.20 Management After Closing. At or before the Closing, Parent and (a) Jeff Peck, (b) Frederick Myrick, (c) John Sullivan, (d) Michael d’Amato, (e) Wade Cargile, (f) Kirk Short (g) Abe Madrid, (h) Krista Mendoza and (i) Valerie Serrato shall be offered employment agreements substantially in the form and containing substantially the terms set forth in Exhibit B, Exhibit C, Exhibit D, and Exhibit E (for employees listed under subsections (e) – (i) above) respectively. At Closing, Parent will establish a seven-person Board of Directors, with (i) Jeff Peck to serve as Chairman and (ii) three directors serving on the Board of Directors designated by the Company (whom shall be designated by the Company Board).
ARTICLE VI
CONDITIONS
Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:
(a) Company Stockholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote.
(b) Parent Stockholder Approval. The Parent Stock Issuance will have been approved by the Requisite Parent Vote.
(c) Listing. The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.
(e) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the Parent Stock Issuance, or the other transactions contemplated by this Agreement.
Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction by the Company or waiver (where permissible pursuant to applicable Law) by Parent and Merger Sub on or prior to the Closing Date of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company (other than in Section 3.01(a), Section 3.02, Section 3.03(a) , Section 3.03(b), Section 3.03(d), Section 3.03(e), and Section 3.10) set forth in ARTICLE III shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (ii) the representations and warranties contained in Section 3.01(a), Section 3.02, Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), and Section 3.10 shall be true and correct in all material respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).
(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.
(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.
(d) Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) hereof.
Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction by Parent or Merger Sub, as the case may be, or waiver by the Company on or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub (other than in Section 4.01(a), Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.03(d), and Section 4.10) set forth in ARTICLE IV shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (ii) the representations and warranties contained in Section 4.01(a), Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.03(d), and Section 4.10 shall be true and correct in all material respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).
(b) Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.
(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect.
(d) Officers Certificate. The Company will have received a certificate, signed by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b), and Section 6.03(c).
ARTICLE VII
TERMINATION, AMENDMENT, AND WAIVER
Section 7.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (whether before or after the receipt of the Requisite Company Vote or the Requisite Parent Vote) by the mutual written consent of Parent and the Company.
Section 7.02 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (whether before or after the receipt of the Requisite Company Vote or the Requisite Parent Vote):
(a) if the Merger has not been consummated on or before January 31, 2021 (the “End Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party the breach by which of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the Parent Stock Issuance, and such Law or Order shall have become final and nonappealable, provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party the breach by which of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order;
(c) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or
(d) if the Parent Stock Issuance has been submitted to the stockholders of Parent for approval at a duly convened Parent Stockholders Meeting and the Requisite Parent Vote shall not have been obtained at such meeting (unless such Parent Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).
Section 7.03 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time:
(a) if, prior to the receipt of the Requisite Parent Vote at the Parent Stockholders Meeting, the Parent Board authorizes Parent, to the extent permitted by and subject to full compliance with the applicable terms and conditions of this Agreement, including Section 5.04, to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal, provided that Parent shall have paid any amounts due pursuant to Section 7.06(b) in accordance with the terms, and at the times, specified therein and provided further that, in the event of such termination, Parent substantially concurrently enters into such Acquisition Agreement;
(b) if: (i) a Company Adverse Recommendation Change shall have occurred; or (ii) the Company shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 5.04 or Section 5.06; or
(c) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that Parent shall have given the Company at least twenty (20) days’ written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 7.03(c) and provided further that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.03(c) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.
Section 7.04 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:
(a) if prior to the receipt of the Requisite Company Vote at the Company Stockholders Meeting, the Company Board authorizes the Company, to the extent permitted by and subject to full compliance with the applicable terms and conditions of this Agreement, including Section 5.04, to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal, provided that the Company shall have paid any amounts due pursuant to Section 7.06(b) in accordance with the terms, and at the times, specified therein and provided further that in the event of such termination, the Company substantially concurrently enters into such Acquisition Agreement; or
(b) if: (i) a Parent Adverse Recommendation Change shall have occurred; or (ii) Parent shall have breached or failed to perform in any material respect any of Parent’s covenants and agreements set forth in Section 5.04 or Section 5.07; or
(c)  if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date, provided that the Company shall have given Parent at least twenty (20) days’ written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 7.04(c) and provided further that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.04(c) if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.
Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this ARTICLE VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this ARTICLE VII, this Agreement shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.03(b), this Section 7.05, Section 7.06, and ARTICLE VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.
Section 7.06 Breakup Fee Following Termination.
(a) If this Agreement is terminated by Parent pursuant to Section 7.03(b), or Section 7.03(c), then the Company shall pay to Parent (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Breakup Fee. If this Agreement is terminated by the Company pursuant to Section 7.04(b), or Section 7.04(c), then Parent shall pay to the Company (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Breakup Fee.
(b)  If this Agreement is terminated by: (i) the Company pursuant to Section 7.04(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), at or prior to such termination, the Breakup Fee. ; or (ii) Parent pursuant to Section 7.03(a), then Parent shall pay to the Company (by wire transfer of immediately available funds), at or prior to such termination, the Breakup Fee.
(c) The parties acknowledge and hereby agree that the provisions of this Section 7.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties would not have entered into this Agreement. If the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall fail to pay in a timely manner the amounts due pursuant to this Section 7.06 and, in order to obtain such payment, the other party makes a claim against the non-paying party that results in a judgment, the non-paying party shall pay to the other party the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 7.06 at the prime rate as published in The Wall Street Journal in effect on the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Breakup Fee, or Parent the Breakup Fee, on more than one occasion.
(d) Notwithstanding anything to the contrary in this Agreement, except as set forth in the proviso set forth in this Section 7.06(d), in any circumstance in which this Agreement is terminated and Parent is paid the Breakup Fee from the Company pursuant to this Section 7.06, such payment shall be the sole and exclusive monetary remedy of Parent and Merger Sub against the Company, its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (the Company and the foregoing Persons, collectively, the “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral or other representation or warranty made or alleged to have been made in connection herewith or therewith and upon payment of such amounts, the Company shall have no further liability or obligation (and, for the avoidance of doubt, the other Company Related Parties shall have no liability or obligation) relating to or arising out of this Agreement or otherwise or in respect of representations or warranties made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing (i) shall relieve the Company of its obligations under Section 5.03(b) or (ii) limit the rights and remedies of Parent against the Company under the Confidentiality Agreement or the rights of Parent or Merger Sub against the Company in the case of common law fraud.
(e) Notwithstanding anything to the contrary in this Agreement, except as set forth in the proviso set forth in this Section 7.06(e) in any circumstance in which this Agreement is terminated and the Company is paid the Breakup Fee from Parent pursuant to this Section 7.06, such expenses shall be the sole and exclusive monetary remedy of the Company against Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (Parent, Merger Sub and the foregoing Persons, collectively, the “Parent Related Parties”) for any loss or damage suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith and upon payment of such amounts, Parent and Merger Sub shall have no further liability or obligation (and, for the avoidance of doubt, the other Parent Related Parties shall have no liability or obligation) relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise; except that nothing (i) shall relieve Parent of its obligations under Section 5.03(b) or (ii) limit the rights and remedies of the Company against Parent under the Confidentiality Agreement or the rights and remedies of the Company against Parent or Merger Sub in the case of common law fraud.
(f) Except as expressly set forth in this Section 7.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.
Section 7.07 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote or the Requisite Parent Vote, by written agreement signed by each of the parties hereto, provided, however, that: (a) following the receipt of the Requisite Company Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Company Common Stock without such approval and (b) following the receipt of the Requisite Parent Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Parent Common Stock without such approval.
Section 7.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII
MISCELLANEOUS
Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:
“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to a party hereof than those contained in the Confidentiality Agreement.
“Acquisition Agreement” has the meaning set forth in Section 5.04(a).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.
“Affordable Care Act” means the Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act (HCERA).
“Agreement” has the meaning set forth in the Preamble.
“Associate” has the meaning set forth in Section 203(c)(2) of the DGCL
“Book-Entry Share” has the meaning set forth in Section 2.01(c).
“Breakup Fee” means $375,000.
“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in Los Angeles are authorized or required by Law or other governmental action to close.
“Cancelled Shares” has the meaning set forth in Section 2.01(a).
“Certificate” has the meaning set forth in Section 2.01(c).
“Certificate of Merger” has the meaning set forth in Section 1.03.
“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“Closing” has the meaning set forth in Section 1.02.
“Closing Date” has the meaning set forth in Section 1.02.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.
“Code” has the meaning set forth in the Recitals.
“Company” has the meaning set forth in the Preamble.
“Company Adverse Recommendation Change” means the Company Board: (a) failing to make, withdraw, amend, modify, or materially qualify, in a manner adverse to Parent, the Company Board Recommendation; (b) failing to include the Company Board Recommendation in the Joint Proxy Statement that is mailed to the Company’s stockholders; (c) recommending a Takeover Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after the commencement of such offer; (e) failing to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal; or (f) resolving or agreeing to take any of the foregoing actions.

“Company Balance Sheet” has the meaning set forth in Section 3.04(e).
“Company Board” has the meaning set forth in the Recitals.
“Company Board Recommendation” has the meaning set forth in Section 3.03(d).
“Company Common Stock” has the meaning set forth in the Recitals.
“Company Continuing Employees” has the meaning set forth in Section 5.09(a).
“Company Disclosure Schedule” means the Disclosure Schedule, prepared by the Company and incorporated by reference in this Agreement.
“Company Employee” has the meaning set forth in Section 3.12(a).
“Company Employee Plans” has the meaning set forth in Section 3.12(a).
“Company Equity Award” means a Company Stock Option or a Company Restricted Share granted under one of the Company Stock Plans, as the case may be.
“Company ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code. .
“Company Financial Advisor” means Holthouse Carlin & Van Trigt LLP.
“Company IP” has the meaning set forth in Section 3.07(b).
“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound.
“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries.
“Company Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition, or assets of the Company and its Subsidiaries, taken as a whole; or (b) the ability of the Company to consummate the transactions contemplated hereby on a timely basis, provided that no events, facts, developments, circumstances, changes, effects or occurrences to the extent relating to, arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Company Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions (including the imposition or adjustment of tariffs), (ii) general changes or developments in the industries in which the Company or its subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its subsidiaries (provided, that the foregoing exceptions shall not apply to the representations and warranties set forth in Article III), or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, or any action taken or omitted to be taken by the Company at the written request of Parent or Merger Sub, (iv) changes, after the date hereof, of applicable Laws or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any Contagion Event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (vii) any change in the price or trading volume of the Company Common Stock or the credit rating of the Company (provided that, in the case of this clause (vii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Company Material Adverse Effect to the extent not excluded by another clause of this definition), or (viii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that, in the case of this clause (viii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Company Material Adverse Effect to the extent not excluded by another clause of this definition); except in the cases of clauses (i), (ii), (iv), or (v), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate (in which case, solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or reasonably be expected to be a Company Material Adverse Effect). Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence that arises out of a Law, directive, guideline or recommendation promulgated by any Governmental Entity related to COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Company Material Adverse Effect, regardless of whether such effect is materially disproportionate.
“Company Material Contract” has the meaning set forth in Section 3.15(a).
“Company-Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries.
“Company Preferred Stock” has the meaning set forth in Section 3.02(a).
“Company Related Parties” has the meaning set forth in Section 7.06(d).
“Company Restricted Share” has the meaning set forth in Section 2.06(b).
“Company SEC Documents” has the meaning set forth in Section 3.04(a).
“Company Securities” has the meaning set forth in Section 3.02(b)(ii).
“Company Stockholders Meeting” means the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement.
“Company Stock Option” has the meaning set forth in Section 2.06(a).
“Company Stock Plans” means the following plans, in each case as amended: 2016 Equity Incentive Plan.
“Company Subsidiary Securities” has the meaning set forth in Section 3.02(d).
“Confidentiality Agreement” has the meaning set forth in Section 5.03(b).
“Consent” has the meaning set forth in Section 3.03(c).
“Contagion Event” means any contagious disease, epidemic or pandemic (including the COVID-19 pandemic);
“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.
“DGCL” has the meaning set forth in the Recitals.
“EDGAR” has the meaning set forth in Section 3.04(a).
“Effective Time” has the meaning set forth in Section 1.03.
“End Date” has the meaning set forth in Section 7.02(a).
“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” has the meaning set forth in Section 3.03(c).
“Exchange Agent” has the meaning set forth in Section 2.02(a).
“Exchange Fund” has the meaning set forth in Section 2.02(a).
“Exchange Ratio” means 0.185171, provided however, if Parent issues any shares pursuant to, in connection with or related to that certain Share Exchange Agreement, dated February 26, 2019, by and between Peck Electric Co. and Jensyn Acquisition Corp. after the date hereof (the “Earnout Shares”), the Exchange Ratio shall be adjusted such that the Company stockholders shall receive the aggregate amount of Parent Common Stock equal to 35% of (i) 5,718,529, plus (ii) the total number of Earnout Shares, plus (iii) the shares of Parent Common Stock issued to the Company stockholders pursuant to this Agreement, prior to the payment of cash for any fractional shares; provided further, that if the number of Earnout Shares is not determined prior to the Closing, the Earnout Shares shall be deemed to equal 1,167,503.
“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Joint Proxy Statement and Form S-4, or in connection with other regulatory approvals, and all other matters related to the Merger, the Parent Stock Issuance, and the other transactions contemplated by this Agreement.
“Form S-4” has the meaning set forth in Section 3.17.
“GAAP” has the meaning set forth in Section 3.04(b).
“Governmental Antitrust Authority” has the meaning set forth in Section 5.11(b).
“Governmental Entity” has the meaning set forth in Section 3.03(c).
“Hazardous Substance” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.
“Indemnified Party” has the meaning set forth in Section 5.10(a).
“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights.

“IRS” means the United States Internal Revenue Service.
“Joint Proxy Statement” has the meaning set forth in Section 3.17.
“Knowledge” means: (a) with respect to the Company and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01 of the Company’s Disclosure Schedule; and (b) with respect to Parent and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01 of the Parent’s Disclosure Schedule; in each case, after due inquiry.
“Laws” means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.
“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which the Company or any of its Subsidiaries or Parent or any of its Subsidiaries holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries thereunder.
“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.
“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations.
“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).
“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.
“Maximum Premium” has the meaning set forth in Section 5.10(b).
“Merger” has the meaning set forth in Section 1.01.
“Merger Consideration” has the meaning set forth in Section 2.01(b).
“Merger Sub” has the meaning set forth in the Preamble.
“Merger Sub Board” has the meaning set forth in the Recitals.
“Nasdaq” has the meaning set forth in Section 2.01(e).
“Order” has the meaning set forth in Section 3.09.
“Other Governmental Approvals” has the meaning set forth in Section 3.03(c).
“Owned Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, Parent and any of its Subsidiaries.
“Parent” has the meaning set forth in the Preamble.
“Parent Adverse Recommendation Change” means the Parent Board: (a) failing to make, withdraw, amend, modify, or materially qualify, in a manner adverse to the Company, the Parent Board Recommendation; (b) failing to include the Parent Board Recommendation in the Joint Proxy Statement that is mailed to the Parent’s stockholders; (c) recommending a Takeover Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Parent Common Stock within ten (10) Business Days after the commencement of such offer; (e) failing to reaffirm (publicly, if so requested by the Company) the Parent Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by Parent or the Person making such Takeover Proposal; or (f) resolving or agreeing to take any of the foregoing actions.

“Parent Balance Sheet” has the meaning set forth in Section 4.04(e).
“Parent Benefit Plans” has the meaning set forth in Section 5.09(b).
“Parent Board” has the meaning set forth in the Recitals.
“Parent Board Recommendation” has the meaning set forth in Section 4.03(d)(i).
“Parent Common Stock” has the meaning set forth in the Recitals.
“Parent Disclosure Schedule” means the disclosure schedule, dated as of the date of this Agreement prepared by Parent and Merger Sub and incorporated by reference in this Agreement.
“Parent Employee” has the meaning set forth in Section 4.12(a).
“Parent Employee Plans” has the meaning set forth in Section 4.12(a).
“ “Parent ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with Parent or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.
“Parent IP” has the meaning set forth in Section 4.07(b).
“Parent IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which Parent or any of its Subsidiaries is a party, beneficiary, or otherwise bound.
“Parent IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by Parent or any of its Subsidiaries.
“Parent Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition, or assets of Parent and its Subsidiaries, taken as a whole; or (b) the ability of Parent to consummate the transactions contemplated hereby on a timely basis; provided that no events, facts, developments, circumstances, changes, effects or occurrences to the extent relating to, arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions (including the imposition or adjustment of tariffs), (ii) general changes or developments in the industries in which Parent or its Subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of Parent and its Subsidiaries (provided, that the foregoing exceptions shall not apply to the representations and warranties set forth Article IV), or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein or any action taken or omitted to be taken by Parent at the written request of the Company, (iv) changes, after the date hereof, of applicable Laws or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any Contagion Event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (vii) any change in the price or trading volume of the shares of Parent Common Stock or the credit rating of the Company (provided that, in the case of this clause (vii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Parent Material Adverse Effect to the extent not excluded by another clause of this definition), or (viii) any failure by Parent to meet any published analyst estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by

Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that, in the case of this clause (viii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Parent Material Adverse Effect to the extent not excluded by another clause of this definition; except in the cases of clauses (i), (ii), (iv) or (v), to the extent that Parent and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Parent and its subsidiaries operate (in which case, solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or reasonably be expected to be a Parent Material Adverse Effect). Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence that arises out of a Law, directive, guideline or recommendation promulgated by any Governmental Entity related to COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect, regardless of whether such effect is materially disproportionate.
“Parent Material Contract” has the meaning set forth in Section 4.15(a).
“Parent-Owned IP” means all Intellectual Property owned by Parent or any of its Subsidiaries.
“Parent Preferred Stock” has the meaning set forth in Section 4.02(a).
“Parent Related Parties” has the meaning set forth in Section 7.06(e).
“Parent SEC Documents” has the meaning set forth in Section 4.04(a).
“Parent Securities” has the meaning set forth in Section 4.02(b)(ii).
“Parent Stockholders Meeting” means the special meeting of the stockholders of Parent to be held to consider the approval of the Parent Stock Issuance.
“Parent Stock Issuance” has the meaning set forth in the Recitals.
“Parent Subsidiary Securities” has the meaning set forth in Section 4.02(d).
“Parent Voting Debt” has the meaning set forth in Section 4.02(c).
“PBGC” has the meaning set forth in Section 3.12(d).
“Permits” has the meaning set forth in Section 3.08(b).
“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation.
“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).
“Representatives” has the meaning set forth in Section 5.04(a).
“Requisite Company Vote” has the meaning set forth in Section 3.03(a).
“Requisite Parent Vote” has the meaning set forth in Section 4.03(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.04(a).
“SEC” has the meaning set forth in Section 3.03(c).
“Securities Act” has the meaning set forth in Section 3.03(c).
“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.
“Superior Proposal” means a bona fide written Takeover Proposal with respect to the applicable party or its Subsidiaries (except that, for purposes of this definition, each reference in the definition of “Takeover Proposal” to “20%” shall be “50%”) that such party’s board determines in good faith (after consultation with outside legal counsel and such party’s financial advisor) is more favorable from a financial point of view to the holders of such party’s common stock than the transactions contemplated by this Agreement, taking into account: (a) all financial considerations; (b) the identity of the third party making such Takeover Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal; (d) the other terms and conditions of such Takeover Proposal and the implications thereof on such party, including relevant legal, regulatory, and other aspects of such Takeover Proposal deemed relevant by such party (including any conditions relating to financing, stockholder approval, regulatory approvals, or other events or circumstances beyond the control of the party invoking the conditions); and (e) any revisions to the terms of this Agreement and the Merger contemplated by this Agreement proposed by the other party during the Superior Proposal Notice Period.
“Superior Proposal Notice Period” has the meaning set forth in Section 5.04(d).
“Surviving Corporation” has the meaning set forth in Section 1.01.
“Takeover Proposal” means with respect to the Company or Parent, as the case may be, an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any Person or group relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement), involving any: (a) direct or indirect acquisition of assets of such party hereto or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the fair market value of such party and its Subsidiaries’ consolidated assets or to which 20% or more of such party’s and its Subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 20% or more of the voting equity interests of such party hereto or any of its Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income, or assets of such party and its Subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting power of such party hereto; (d) merger, consolidation, other business combination, or similar transaction involving such party hereto or any of its Subsidiaries, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 20% or more of the consolidated net revenues, net income, or assets of such party and its Subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of such party hereto or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income, or assets of such party and its Subsidiaries, taken as a whole; or (f) any combination of the foregoing.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Voting Debt” has the meaning set forth in Section 3.02(c).
“Wait Period” means the period beginning on the date hereof and ending at the Closing.
Section 8.02 Interpretation; Construction.
(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Schedule and Parent Disclosure Schedule.
(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
Section 8.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time, except Sections 3.20, 3.21, 4.23 and 4.24 shall survive indefinitely. This Section 8.03 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.
Section 8.04 Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.
Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Superior Court or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in the U.S. District Court for the District of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above- named courts for any reason other than the failure to serve process in accordance with this Section 8.05; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06.
Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.07):
If to Parent or Merger Sub, to:	The Peck Company Holdings, Inc. 4050 Williston Road, Suite 511 South Burlington, VT 05403 Attention: Mr. Jeffrey Peck Email: jeff@peckcompany.com

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Merritt & Merritt 60 Lake Street, 2nd Floor PO Box 5839 Burlington, VT 05402 Attention: H. Kenneth Merritt, Jr., Esq. Email: kmerritt@merritt-merritt.com

If to the Company, to:	Sunworks, Inc. 1030 Winding Creek Road, Suite 100 Roseville, CA 95678 Attention: Mr. Charles F. Cargile Email: ccargile@sunworksusa.com

with a copy (which will not constitute notice to the Company) to:	Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 Attention: Christopher D. Ivey, Esq. Email: civey@sycr.com
Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Schedule and the Parent Disclosure Schedule, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the Parent Disclosure Schedule , and the Company Disclosure Schedule (other than an exception expressly set forth as such in the Parent Disclosure Schedule or Company Disclosure Schedule), the statements in the body of this Agreement will control.

Section 8.09 No Third-Party Beneficiaries. Except as provided in Section 5.10 (which shall be to the benefit of the Persons referred to in such section), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.
Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither Parent or Merger Sub, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Parent in the case of Parent and Merger Sub), which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that prior to the Effective Time, Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 8.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.
Section 8.13 Specific Performance.
(a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at Law or in equity.
(b) Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person will be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.
Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement has received counterparts signed by all of the other parties.
Section 8.15 Parties of Interest. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SUNWORKS, INC.

By	/s/ Charles F. Cargile
Name:	Charles F. Cargile
Title:	Chief Executive Officer and President

THE PECK COMPANY HOLDINGS, INC.

By	/s/ Jeffrey Peck
Name:	Jeffrey Peck
Title:	Chief Executive Officer and President

PECK MERCURY, INC.

By	/s/ Jeffrey Peck
Name:	Jeffrey Peck
Title:	Chief Executive Officer and President

ANNEX B

August 8, 2020
VIA EMAIL
Attn: Board of Directors
Sunworks, Inc.
1030 Winding Creek Road, Suite 100
Roseville, CA 95678
Dear Ladies and Gentlemen:
Sunworks, Inc. (the “Company”) has engaged Holthouse Carlin & Van Trigt LLP (“HCVT” or “our” or “us” or “we”) to serve as its independent financial advisor to the board of directors of the Company (the “Board”) (solely in their capacity as members of the Board), specifically to provide certain determinations set forth herein (this “Opinion”) in connection with the proposed transaction (the “Transaction”), as described below.
We understand that the Transaction will involve the following:
1.
Pursuant to the latest draft of an Agreement and Plan of Merger reviewed by HCVT dated as of August 7, 2020 (the “Merger Agreement”) by and between The Peck Company Holdings, Inc., a Delaware corporation ("Parent”), Peck Mercury, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Sunworks, Inc. (the “Company”), Merger Sub will merge with and into the Company with the Company surviving the merger subject to the terms of the Merger Agreement; and

2.
Upon the effective time of the Transaction pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.001 per share (“Company Common Stock”), of the Company will be converted into the right to receive a number of shares equal to 0.18355202 (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”).

You have requested HCVT’s opinion from a financial point of view to the holders of the Company Common Stock of the Exchange Ratio of Parent Common Stock to be paid for each share of the Company Common Stock pursuant to the Merger Agreement.
In connection with this Opinion, we have, with the Company’s approval, among other things:
1.	Reviewed the following documents and information prepared and/or provided by the management of the Company to HCVT:
(a)	the Merger Agreement;
(b)	non-binding summary term sheet dated July 1, 2020;

Sunworks, Inc.
August 8, 2020

(c)	board of director minutes for fiscal year ended December 31, 2019 through July 14, 2020;
(d)	presentation to the board of directors dated August 4, 2020;
(e)	Company goodwill impairment analysis under ASC 350 prepared as of March 31, 2020 and December 31, 2019;
(f)
the Company’s audited financial statements for the fiscal year ended December 31, 2015 through 2019, certain unaudited financial statements for the year-to-date period ended June 30, 2020, and unaudited cash and debt balances of the Company as of July 31, 2020;

(g)
certain information relating to the historical, current and future operations, financial condition and prospects of the Company and Parent including, and in the case of the Company, internal financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2020 through 2025 and cash flow projections for the 13 weeks through October 18, 2020;

(h)	certain draft investor announcement prepared by Parent related to the Transaction;
2.	reviewed certain publicly available research reports prepared by third-parties for the Company;
3.
reviewed certain publicly available business and financial information relating to the Company and Parent we deemed to be relevant, including certain publicly available research analyst estimates prepared by third-parties (and adjustments thereto) with respect to the future financial performance of the Company;

4.
reviewed the current and historical market prices and trading volume for the Company’s and Parent’s publicly-traded securities, and the current and historical market prices and trading volume of the publicly-traded securities of certain other companies we deemed to be appropriate;

5.
engaged in discussions, upon the instruction of the Company, with certain members of senior management of the Company and Parent regarding the respective businesses, operations, financial condition and prospects of the Company and Parent, and the strategic rationale for the Transaction;

6.	compared the financial and operating performance of the Company and Parent with that of public companies we deemed to be necessary and appropriate;
7.	considered the publicly available financial terms of certain transactions we deemed to be appropriate; and
8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as HCVT deemed appropriate.

Sunworks, Inc.
August 8, 2020

For purposes of rendering this Opinion with respect to the Transaction, we have, with your consent, relied upon and assumed, without independent verification, (1) the accuracy, completeness and fair presentation of all data, material and other information furnished, or otherwise made available, to us, from both public and private sources, including the management of the Company and the management of Parent, (2) all financial forecasts, estimates and projections provided to us, including by the management of the Company, have been reasonably prepared in good faith on bases reflecting the best currently available information and judgements of the party providing such information, (3) there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, (4) there is no information nor are there any facts that would make any of the information reviewed by us incomplete or misleading, (5) the Transaction will be treated as a tax-free transaction, (6) the final determination with respect to any share based contingent consideration payable by Parent to third-parties would not be significant in preparing this Opinion, (7) the Transaction will be consummated in conformity with the terms and conditions of the Merger Agreement in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, (8) all consents and approvals necessary for the consummation of the Transaction will be obtained without delay, (9) any adjustments to the Exchange Ratio pursuant to the Merger Agreement will not in any way be material to our analyses or this Opinion, and (10) the final form of the Merger Agreement will not differ in any material respect from the draft of the Merger Agreement identified above that would be material to our analyses or this Opinion. HCVT expresses no opinion with respect to any of the foregoing information, materials or estimates or the assumptions on which they are based. To the extent any of the foregoing assumptions proves to be untrue, this Opinion cannot and should not be relied upon.
HCVT is currently providing certain financial due diligence services for the Company, for which HCVT has received, and will receive, compensation, including, among other things, performing a quality of earnings analysis on Parent’s financial statements. HCVT may provide financial advisory and other financial services to Parent, other participants in the Transaction or certain of their respective affiliates in the future, for which HCVT may receive compensation. HCVT will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
This Opinion is based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We are not expressing any opinion as to the value of the market price of the securities of the Company (or any other entity) after the Transaction.
This Opinion is furnished for the use of the Board (in their capacity as members of the Board) in connection with its evaluation of the Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Company or Parent), and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Company or Parent) or used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on HCVT’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction, or whether to proceed with the Transaction or any related transaction.

Sunworks, Inc.
August 8, 2020

This Opinion does not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice, and does not address, among other things: (1) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (2) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise, except if and only to the extent expressly addressed in this Opinion, (3) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, (4) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (5) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party's security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party's security holders or other constituents, (6) how the Board, any security holder or any other party should act or vote with respect to the Transaction, (7) any related transaction other than the Transaction (8) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (9) the value of the surviving company after the effective time of the Transaction.
HCVT has not been engaged to (1) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (2) negotiate the terms of the Transaction, or (3) advise the Company or any other party with respect to alternatives to the Transaction. The Company acknowledges HCVT has no obligation to conduct any appraisal of any assets or liabilities of the Company or any other party. Furthermore, in connection with this Opinion, we have not undertaken independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Parent is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Parent is or may be a party or is or may be subject.
This Opinion is solely that of HCVT, and HCVT’s liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between HCVT and the Company dated July 20, 2020 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter. HCVT acknowledges and agrees that this Opinion and a summary thereof may be filed with or included in or with any proxy statement required to be filed by the Company with the Securities and Exchange Commission and delivered to the holders of the Company’s Common Stock in connection with the Transaction; provided, that any summary description shall be subject to the prior written approval of HCVT, not to be unreasonably withheld.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Company Common Stock.
This Opinion has been approved by the fairness review committee of HCVT.
Very truly yours,
/s/ Holthouse Carlin & Van Trigt LLP
HOLTHOUSE CARLIN & VAN TRIGT LLP

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Officers and Directors
Article VIII of the Peck Certificate of Incorporation and Article IX of the Peck Bylaws authorize indemnification of Peck’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL.
Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by the majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
Section 145 of the DGCL further provides that to the extent a present or former director or “officer” (as determined pursuant to Section 145(c) of the DGCL) of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith and that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and

empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145. Peck’s Bylaws generally provide its directors and officers with the right to have their expenses (including attorneys’ fees) actually and reasonably incurred in defending any proceeding for which they may be entitled to indemnification paid by Peck in advance of the final disposition of such proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified.
As authorized in accordance with the Peck Bylaws, Peck has purchased and maintains insurance, at its expense and on behalf of directors and officers, within certain limits, covering liabilities which may be incurred by them in such capacities.
Any agreements that Peck enters into with respect to the sale of securities may also provide for indemnification provisions.
Article VII of the Peck Certificate of Incorporation provides that a director of Peck shall not be personally liable to Peck or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.
Item 21.	Exhibits and Financial Statement Schedules
(1) Exhibits
The exhibits listed below in the “Exhibit Index” are part of the registration statement and are numbered in accordance with Item 601 of Regulation S-K.
The exhibits contain representations, warranties and covenants that were made by the parties to the applicable agreement only for purposes of that agreement and solely for the benefit of the parties to that agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, as well as by information contained in certain filings and documents incorporated by reference in the registration statement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, in the case of the merger agreement, such representations and warranties (1) will not survive completion of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement, except as a result of fraud or a willful breach, and (2) were made only as of the dates specified in the merger agreement. Accordingly, the Merger Agreement is not included to provide investors with any factual information regarding the parties or their respective businesses.
Peck and Sunworks acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading. Additional information about Peck and Sunworks may be found elsewhere in the registration statement and Peck’s and Sunworks’ other public filings, which are available without charge through the SEC’s website at www.sec.gov. See the section entitled “Where You Can Find More Information” beginning on page 204 of this Joint Proxy Statement/Prospectus.

(b) Financial Statements.
Exhibit Index
Exhibit	Description
2.1†
Agreement and Plan of Merger, dated as of August 10, 2020, by and among The Peck Company Holdings, Inc., Peck Mercury, Inc. and Sunworks, Inc. (included as Annex A to the Joint Proxy Statement/Prospectus contained in this Registration Statement)

3.1	Second Amended and Restated Certificate of Incorporation of Peck (incorporated by reference to Exhibit 3.1 to Peck’s 8-K/A filed with the Commission on June 27, 2019)

3.2	Bylaws of Peck (incorporated by reference to Exhibit 3.3 to Peck’s S-1 filed with the Commission on November 23, 2015)

4.1	Form of Common Stock Certificate of Peck (incorporated by reference to Exhibit 4.1 to Peck’s Form S-1 filed with the Commission on November 23, 2015)

5.1	Form of Opinion of Merritt & Merritt as to the validity of the shares of Peck Common Stock to be issued in the Merger

10.1	Voting Agreement, dated as of August 10, 2020, by and between Sunworks, Inc. and Jeffrey Peck (incorporated by reference to Exhibit 10.1 to Peck’s 8-K filed with the Commission on August 12, 2020)

10.2
Voting Agreement, dated as of August 10, 2020, by and between Sunwork, Inc. and Mykilore Trust, (Frederick A. Myrick, Jr., Trustee) (incorporated by reference to Exhibit 10.2 to Peck’s 8-K filed with the Commission on August 12, 2020)

10.3
Lockup Agreement, dated as of August 10, 2020, by and between The Peck Company Holdings, Inc. and Jeffrey Peck (incorporated by reference to Exhibit 10.3 to Peck’s 8-K filed with the Commission on August 12, 2020)

10.4
Lockup Agreement, dated as of August 10, 2020, by and between The Peck Company Holdings, Inc. and Jeffrey Peck (incorporated by reference to Exhibit 10.3 to Peck’s 8-K filed with the Commission on August 12, 2020) Lockup Agreement, dated as of August 10, 2020, by and between The Peck Company Holdings, Inc. and Mykilore Trust (Frederick A. Myrick, Jr., Trustee) (incorporated by reference to Exhibit 10.4 to Peck’s 8-K filed with the Commission on August 12, 2020)

10.5
Business Loan Agreement, dated September 17, 2019, between Peck Electric Co. and NBT Bank, National Association, as lender (incorporated by reference to Exhibit 10.1 to Peck’s 10-Q filed with the Commission on November 18, 2019)

10.6
Commercial Security Agreement, dated September 17 2019, between Peck Electric Co. and NBT Bank, National Association (incorporated by reference to Exhibit 10.2 to Peck’s 10-Q filed with the Commission on November 18, 2019)

10.7	Commercial Guaranty, dated September 17, 2019 (incorporated by reference to Exhibit 10.3 to Peck’s 10-Q filed with the Commission on November 18, 2019)

10.8	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Jeffrey Raymond (incorporated by reference to Exhibit 10.3(a) to Peck’s 8-K filed with the Commission on March 10, 2016

10.9	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Rebecca Irish (incorporated by reference to Exhibit 10.3(b) to Peck’s 8-K filed with the Commission on March 10, 2016

Exhibit	Description
10.10	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Joseph Raymond (incorporated by reference to Exhibit 10.3(c) to Peck’s 8-K filed with the Commission on March 10, 2016

10.11	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Peter Underwood (incorporated by reference to Exhibit 10.3(d) to Peck’s 8-K filed with the Commission on March 10, 2016

10.12	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Philip Politziner (incorporated by reference to Exhibit 10.3(e) to Peck’s 8-K filed with the Commission on March 10, 2016

10.13	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Joseph Anastasio (incorporated by reference to Exhibit 10.3(f) to Peck’s 8-K filed with the Commission on March 10, 2016

10.14	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Richard C. Cook (incorporated by reference to Exhibit 10.3(g) to Peck’s 8-K filed with the Commission on March 10, 2016

10.16	Letter Agreement, dated March 2, 2016 between Jensyn Acquisition Corp. and Jensyn Capital, LLC (incorporated by reference to Exhibit 10.3(h) to Peck’s 8-K filed with the Commission on March 10, 2016

10.17
Investment Management Trust Agreement, dated March 2, 2016, between Jensyn Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10. to Peck’s 8-K filed with the Commission on March 11, 2016

10.17(a)
Amendment No. 1 to Investment Management Trust Agreement, dated March 6, 2018, between Jensyn Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 Peck’s 8-K filed with the Commission on March 6, 2018

10.17(b)
Amendment No. 2 to Investment Management Trust Agreement, dated June 4, 2018, between Jensyn Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10 to Peck’s 8-K filed with the Commission on June 8, 2018

10.17(c)
Amendment No. 3 to Investment Management Trust Agreement, dated August 29, 2018, between Jensyn Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3(b) to Peck’s 8-K filed with the Commission on September 4, 2018

10.17(d)
Amendment No. 4 to Investment Management Trust Agreement, dated January 2, 2019, between Jensyn Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3(c) to Peck’s 8-K filed with the Commission on January 3, 2019

10.18
Stock Escrow Agreement, dated March 2, 2016, among Jensyn Acquisition Corp., the Initial Stockholders identified therein and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to Peck’s 8-K filed with the Commission on March 11, 2016

10.19
Registration Rights Agreement, dated March 2, 2016 among Jensyn Acquisition Corp. and the Investors identified therein (incorporated by reference to Exhibit 10.2 to Peck’s 8-K filed with the Commission on March 11, 2016)

10.20	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to Peck’s S-1 filed with the Commission on November 23, 2015)

10.21
Administrative Services Agreement, dated December 1, 2014, by and between Jensyn Acquisition Corp. and Jensyn Integration Services, LLC (incorporated by reference to Exhibit 10.7 to Peck’s S-1 filed with the Commission on November 23, 2015)

Exhibit	Description
10.22
Private Units Purchase Agreement, dated March 2, 2016, by and between Jensyn Acquisition Corp. and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.6 to Peck’s 8-K filed with the Commission on March 11, 2016)

10.23
Private Units Purchase Agreement, dated March 2, 2016, by and between Jensyn Acquisition Corp. and Jensyn Capital, LLC (incorporated by reference to Exhibit 10.5 to Peck’s 8-K filed with the Commission on March 11, 2016)

10.24
Letter Agreement, dated June 11, 2015, between Jensyn Acquisition Corp. and Corinthian Partners, LLC (incorporated by reference to Exhibit 10.2 to Peck’s S-1 filed with the Commission on November 23, 2015)

10.25	Form of Rights of First Refusal and Corporate Opportunities Agreement (incorporated by reference to Exhibit 10.10 to Peck’s S-1 filed with the Commission on November 23, 2015)

10.26	Joinder Agreement dated November 11, 2016 executed by Stewart Martin (incorporated by reference to Exhibit 10.12 to Peck’s 10-K filed with the Commission on March 27, 2017)

10.27	Form of Guaranty of Funding dated March 7, 2017 issued by Insiders (incorporated by reference to Exhibit 10.13 to Peck’s 10-K filed with the Commission on March 27, 2017)

10.28	Letter Agreement dated as of January 31, 2018 among Jensyn Acquisition Corp., Victor Ferreira and Karen Ferreira (incorporated by reference to Exhibit 10.14 to Peck’s 10-K on March 29, 2018)

10.29	Promissory Note dated March 6, 2018 issued to Jensyn Capital, LLC (incorporated by reference to Exhibit 10.16 to Peck’s 10-Q filed with the Commission on May 21, 2018)

10.30	Promissory Note dated June 22, 2018 issued to Jensyn Capital, LLC (incorporated by reference to Exhibit 10.17 to Peck’s 10-Q filed with the Commission on August 20, 2018)

10.31
Second Original Discount Promissory Note dated March 7, 2019 issued to Riverside Merchant Partners, LLC (incorporated by reference to Exhibit 10.17 to Peck’s 8-K filed with the Commission on March 14, 2019)

10.32	Voting Agreement dated March 7, 2019 between Riverside Merchant Partners, LLC (incorporated by reference to Exhibit 10.18 to Peck’s 8-K filed with the Commission on March 14, 2019)

21.1	Subsidiaries of Peck

23.1	Consent of Merritt & Merritt for legality opinion (included on Exhibit 5.1)

23.3	Consent of Marcum LLP, independent registered public accounting firm of Peck

23.4	Consent of McSoley McCoy and Co., independent registered public accounting firm of Peck

23.5	Consent of Liggett & Webb, P.A., independent registered public accounting firm of Sunworks

24.1	Power of Attorney of Directors of Peck (included on the signature page of this Registration Statement and incorporated herein by reference)

99.1	Consent of Holthouse Carlin & Van Trigt LLP

99.2	Form of Peck Proxy Card

99.3	Form of Sunworks Proxy Card

Exhibit	Description
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
†	Schedules have been omitted pursuant to Item 601(b) (2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementaly to the Securities and Exchange commission upon request.

Item 22.	Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) (1)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Burlington, State of Vermont, on September 30, 2020.
THE PECK COMPANY HOLDINGS, INC.

By:	/s/ Jeffrey Peck
	Name:	Jeffrey Peck
	Title:	Chief Executive Officer and Director
KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned directors and/or officers whose signature appears below constitutes and appoints Jeffrey Peck and John Sullivan , and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign this and/or any or all amendments (including post-effective amendments) to this registration statement and to sign any registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Jeffrey Peck	Chief Executive Officer and Director (Principal Executive Officer)	September 30, 2020
Jeffrey Peck

/s/ John Sullivan	Chief Financial Officer (Principal Financial Officer)	September 30, 2020
John Sullivan

/s/ Daniel Dus	Director	September 30, 2020
Daniel Dus

/s/ Stewart Martin	Director	September 30, 2020
Stewart Martin

/s/ Frederick A. Myrick	Director	September 30, 2020
Frederick A. Myrick